SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNEX 18

Centrais Elétricas de Rondônia S.A. (Ceron)

a. Accounting Due Diligence Summary;
b. Valuation Report;
c. Technical Operational Report;
d. Environmental Assessment;
e. Human Resources Assessment;
f. Legal Auditing Executive Report;
g. Actuarial Valuation Report; e
h. Privatization Modeling Proposal.

Accounting Due Diligence Summary - Centrais Elétricas de Rondônia S/A – CERON

August 10, 2017

August 10, 2017

pwc

Loeser e Portela
Advogados

SIGLASUL
Consultores em Regulação

Banco Nacional de Desenvolvimento
Econômico e Social - BNDES (“BNDES”)
Av. República do Chile, 100
Rio de Janeiro - RJ

August 10, 2017

Dear Sirs:

As per BNDES’s request, and, in accordance with the provisions of Electronic Auction AARH N. 51/2016, Contract OCS no. 028/2017 (“Contract”), dated February 14, 2017, and with the provisions of Article 80 of Law no. 13303/2016, we prepared this summary, in which we present the main findings identified during our accounting due diligence procedures on Centrais Elétricas de Rondônia S/A – CERON.

Our services were limited to the procedures described in item 4.2.3 of Exhibit I to the aforementioned Contract. Accordingly, this summary does not include all matters identified and presented in the due diligence report dated May 5, 2017, and must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Our works were performed according to the guidelines applicable to advisory services in transactions, as set forth in IBRACON Technical Announcement no. 08/2012. Considering that the scope of our works was not a limited analysis or review performed in accordance with the audit standards, an analysis of internal controls, or any other certification work or other previously agreed proceeding, we do not issue an opinion or any kind of assurance about the Company’s financial statements, about any other information, or about the design or the effectiveness of the Company’s operational and internal controls systems.

Our work was conducted based on information provided by the Company’s management and based on the assumption that the information is true and complete. The information was not subject to tests or verifications, except when expressly defined in the scope of our works.

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino - Água Branca
São Paulo - SP – Brazil
Ph: +55 (11) 3674-2000

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Banco Nacional de Desenvolvimento
Econômico e Social - BNDES (“BNDES”)
Av. República do Chile, 100
Rio de Janeiro - RJ

We take no responsibility for the nature, extent, sufficiency, or fitness of the procedures followed by us, whether for the purposes for which this summary was requested or for any other purpose. The sufficiency of the procedures followed by us shall be BNDES’s sole responsibility, as well as any decision related to the proposed transaction. Had we been requested to conduct additional procedures, other issues could have been detected and reported to you.

Sincerely,

[signed]	[signed]
PricewaterhouseCoopers	Christian Silva Gambôa
Corporate Finance & Recovery Ltda.	Accountant CRC 1SP234223/O-4
CRC 2SP022749/O-7

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino - Água Branca
São Paulo - SP – Brazil
Ph: +55 (11) 3674-2000

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Summary of the main points of attention (1/2)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

1 Financial position

The Company has been ascertaining recurring losses (R$ 835.2 million in 2016 and R$ 560.8 million in 2015), reaching an accumulated loss of R$ 2,617.1 million as of Dec-16 and a net shareholders' equity of R$ 1,295.9 million.

In addition, we identified an adjusted net indebtedness (after our adjustments and reclassifications) as of Dec-16 of R$ 2.6 billion and negative adjusted EBITDA for 2016 of R$ 224.8 million.

According to the management, the main reasons for the Company’s current financial situation are:

  Significant value of assets in service not yet included in the “armored” basis [base blindada], resulting in a tariff below the one necessary to cover the operating costs;
  Delay in the receipt of subsidies (CCC, CDE, CVA, among others);
  High level of client default and technical and operating losses;
  Late payment to suppliers and other liabilities (as a consequence of the items above), generating cash unbalance and increase in expenses with financial charges and arrears penalties.

We should stress that the Company’s current financial position, associated with the tariff gap (e.g., significant volume of assets in service not yet included in the “armored” basis), with the investment level during the period of provision of the services, among other factors, may result in additional risks for the Company, mainly in the last fiscal years. We understand that those factors may impair the obtainment of an EBITDA on a recurring and normalized basis, making it more difficult, therefore, to compare the historical periods.

2 Impairment/onerous contract

The concessions of the Eletrobras distribution companies expired in 2015. Although Decree no. 8461, of June 2, 2015, provides for the extension of the electric energy distribution concessions, on June 22, 2016, the 165th Extraordinary General Shareholders’ Meeting of Eletrobras decided not to extend the concessions of its controlled companies of power distribution.

Accordingly, the Company started to operate as a public utility Company, on a temporary basis, until the earlier of the assumption by a new concessionaire or December 31, 2017.

As a consequence, considering that the Company has power purchase agreements in force for periods going beyond December 31, 2017, a provision for impairment of the fixed assets was registered in 2016, in the amount of R$ 35.2 million, as well as an additional provision for onerous contract in the amount of R$ 191.3 million.

In the management’s view, after conclusion of the privatization process, associated with a program to bring back the company’s financial health, those provisions may be reversed, not necessarily generating a future cash expenditure.

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Summary of the main points of attention (2/2)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

3 Lawsuit against all distribution companies

A public civil action was filed by the National Consumers Association –ANDECO against all Electric Energy Concessionaires in the country with respect to prevention and remediation of collective damages against consumers, with a request for preliminary injunction in order for the companies to refrain from charging the claimed losses from the consumers in the electricity bills, including pro rata, as well as the losses sustained due to billing or measurement errors, theft, and fraud in the period from 2010 to 2014. ANDECO also pursues the annulment of all ANEEL Resolutions that allow the collection and inclusion in the bills of sums related to non-technical and technical losses. The value of the matter is R$ 27 billion, but the amount charged from Centrais Elétricas de Rondônia S.A is R$ 2.5 billion.

The plaintiff maintains that, notwithstanding ANEEL’s authorization, the prorated billing of non-technical losses (fraud, theft, measurement and billing errors, and supply without measurement) is groundless and, therefore, the distribution companies must indemnify the regular consumers in twice as much (double indemnification provided for in the law) the amounts charged in the period from 2010 to 2014, according to their respective balance sheets. It also pursues the annulment of all ANEEL Resolutions that allow the collection and inclusion in the bills of sums related to non-technical and technical losses.

This lawsuit was classified by the Company’s lawyer as with risk of possible loss. Due to the relevance of the case, we recommend that you further develop the discussions with the legal area about the potential risks that this matter involves.

4 Tax and labor exposures

It is important to stress that, during our works, we identified several procedures adopted by the Company that may result in questioning and assessments by the labor and social security and the federal, state, and municipal tax authorities. In what respects such procedures, the respective value of the contingencies that may potentially emerge if they are identified and questioned corresponds to R$ 1.4 billion. Please note that there are other non-quantified adjustments.

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Exhibit I – Adjusted EBITDA (1/6)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Quality of earnings - CERON
		FY15	FY16
In R$ thousand		(Audited)	(Audited)
Net revenue		985,921	1,484,833
Net profit (loss)		(560,837)	(835,268)
Add-backs (reversions)		386,443	284,947
Financial results		365,420	250,561
Depreciation/amortization		31,953	34,386
IR and CSLL		(10,929)	-
Reported EBITDA		(174,394)	(550,321)
% on net revenue		(18%)	(37%)
Reclassifications		(24,618)	151,746
1	Reclassification of the new replacement value	(48,532)	(50,910)
2	Reclassification of impairment provisions	23,914	11,331
3	Reclassification of the provision for onerous liabilities	-	191,325
Normalization adjustments		29,019	174,550
4	Normalization of expenses with PCLD	23,570	(7,849)
	Normalization of the revenue from excess demand and
5		5,449	(13,873)
	excess of reactive power
6	Financial impacts due to write-off of CCC credits by ANEEL	NQ	196,273
Tax and labor adjustments		(351)	(735)
7	Tax, labor, and social security impacts	(351)	(735)
Adjusted EBITDA		(170,345)	(224,760)
% on net revenue		(17%)	(15%)
Non-quantified adjustments and other considerations		9,199	(17,997)
8	Potential normalization of provision for contingencies	9,199	(17,997)
9	Potential risk of change in the CVA values	NQ	NQ
10 Costs with new structure/Company’s integration		NQ	NQ
11 Undue charges – Angra 3		-	NQ
12 Other potential adjustments		NQ	NQ
Source: Audited financial statements and Pw C analysis

The table on the left displays the Company’s quality of earnings (EBITDA) analysis for the fiscal years ended on December 31, 2015 (FY15) and December 31, 2016 (FY16).

The adjustments suggested were calculated based on the information provided by the Company's management. Those adjustments were made as a result of our analysis, according to financial and management information prepared by the Company’s management.

The EBITDA corresponds to the net profit subtracted of certain reclassification items, such as net financial results, taxes and social contributions on the earned income (Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL)), depreciation and amortization.

We should stress that the Company’s current financial position, associated with the tariff gap (e.g., significant volume of assets in service not yet included in the “armored” basis), with the investment level during the period of provision of the services, among other factors, may result in additional risks for the Company, mainly in the last fiscal years. We understand that those factors may impair the obtainment of an EBITDA on a recurring and normalized basis, making it more difficult, therefore, to compare the historical periods.

Comments on the adjustments identified are detailed below and in the next pages of this summary.

Reclassification adjustments

1. Reclassification of the new replacement value: This is the monetary restatement of the concession assets basis expected to be paid to the Company after the concession period. Since those sums are not characterized as operating, and considering the current situation of the distribution Company, we understand that they should not be part of the recurring EBITDA analysis for the period.

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
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Exhibit I – Adjusted EBITDA (2/6)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Quality of earnings - CERON
		FY15	FY16
In R$ thousand		(Audited)	(Audited)
Net revenue		985,921	1,484,833
Net profit (loss)		(560,837)	(835,268)
Add-backs (reversions)		386,443	284,947
Financial results		365,420	250,561
Depreciation/amortization		31,953	34,386
IR and CSLL		(10,929)	-
Reported EBITDA		(174,394)	(550,321)
% on net revenue		(18%)	(37%)
Reclassifications		(24,618)	151,746
1	Reclassification of the new replacement value	(48,532)	(50,910)
2	Reclassification of impairment provisions	23,914	11,331
3	Reclassification of the provision for onerous liabilities	-	191,325
Normalization adjustments		29,019	174,550
4	Normalization of expenses with PCLD	23,570	(7,849)
	Normalization of the revenue from excess demand and
5		5,449	(13,873)
	excess of reactive power
6	Financial impacts due to write-off of CCC credits by ANEEL	NQ	196,273
Tax and labor adjustments		(351)	(735)
7	Tax, labor, and social security impacts	(351)	(735)
Adjusted EBITDA		(170,345)	(224,760)
% on net revenue		(17%)	(15%)
Non-quantified adjustments and other considerations		9,199	(17,997)
8	Potential normalization of provision for contingencies	9,199	(17,997)
9	Potential risk of change in the CVA values	NQ	NQ
10 Costs with new structure/Company’s integration		NQ	NQ
11 Undue charges – Angra 3		-	NQ
12 Other potential adjustments		NQ	NQ
Source: Audited financial statements and Pw C analysis

2.	Reclassification of impairment provisions: We suggest the reversion of the impacts from the recognition and/or reversion of the provision for recoverability of the intangible assets (impairment), considering that those values are purely accounting entries which do not directly impact the Company’s cash flow generation.
3.	Reclassification of the provision for onerous liabilities: We identified that, in 2016, the Company recognized a provision for onerous contracts in the total amount of R$ 191.3m during the evaluation of the recoverability of its concession/intangible assets.
Since those sums are purely accounting entries, which do not directly impact the Company’s cash generation, we suggest that they be excluded for purposes of analysis of normalized EBITDA.

Normalization adjustments

4.	Normalization of expenses with Allowance for Doubtful
	Accounts (PCLD): We note that the PCLD is automatically and
	systemically calculated, following the criteria established by
	Eletrobras, and that such criteria tends to be more conservative
	than those established by ANEEL. Since those provisions are not of
	a financial nature and their variations are not historically constant,
	we understand that, for purposes of normalized EBITDA, it must be
	considered only the impacts from losses resulting from payments
	from clients that effectively materialized in the period; accordingly,
	we suggest the reversion of the PCLD in the period.
	In R$ thousand	Dec-15	Dec-16
	Net revenue	985,921	1,484,833
	PCLD / Losses result	(86,196)	(51,295)
	Proposed adjustment	23,570	(7,849)
	Losses in the period	(62,626)	(59,144)
	% of losses on net revenue	6%	4%

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Exhibit I – Adjusted EBITDA (3/6)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Quality of earnings - CERON
		FY15	FY16
In R$ thousand		(Audited)	(Audited)
Net revenue		985,921	1,484,833
Net profit (loss)		(560,837)	(835,268)
Add-backs (reversions)		386,443	284,947
Financial results		365,420	250,561
Depreciation/amortization		31,953	34,386
IR and CSLL		(10,929)	-
Reported EBITDA		(174,394)	(550,321)
% on net revenue		(18%)	(37%)
Reclassifications		(24,618)	151,746
1	Reclassification of the new replacement value	(48,532)	(50,910)
2	Reclassification of impairment provisions	23,914	11,331
3	Reclassification of the provision for onerous liabilities	-	191,325
Normalization adjustments		29,019	174,550
4	Normalization of expenses with PCLD	23,570	(7,849)
	Normalization of the revenue from excess demand and
5		5,449	(13,873)
	excess of reactive power
6	Financial impacts due to write-off of CCC credits by ANEEL	NQ	196,273
Tax and labor adjustments		(351)	(735)
7	Tax, labor, and social security impacts	(351)	(735)
Adjusted EBITDA		(170,345)	(224,760)
% on net revenue		(17%)	(15%)
Non-quantified adjustments and other considerations		9,199	(17,997)
8	Potential normalization of provision for contingencies	9,199	(17,997)
9	Potential risk of change in the CVA values	NQ	NQ
10 Costs with new structure/Company’s integration		NQ	NQ
11 Undue charges – Angra 3		-	NQ
12 Other potential adjustments		NQ	NQ
Source: Audited financial statements and Pw C analysis

5.	Normalization of the revenue from excess demand and excess of reactive power: The revenues earned with excess demand and excess of reactive power must be accounted for as “Obligations Related to the Electric Power Utility Service,” which will be amortized starting on the next cycle of tariff review.
However, the Company recognized those sums as revenues in the fiscal years of 2013-2016 and later, in FY16, reversed 100% of the sums recognized as liabilities until the next cycle of tariff review. This adjustment aims at normalizing the impact of that reversion between the periods.
6.	Financial impacts due to write-off of Fuel Consumption Account (CCC) credits by ANEEL: By means of ANEEL
Resolution no. 2202, the 2017 approved budget for the CDE/CCC did not consider the renegotiated values for 2014 and 2015 of the distribution companies Amazonas, CERON, Acre, and Boa Vista. The distribution companies filed a request for reconsideration of those amounts, and the expectation is that the balance remains as a write-off until ANEEL reprocesses the CCC account in the period from July 2009 to June 2016. Considering that this is a non- recurring expense (prior periods provision), we are suggesting it be excluded for purposes of EBITDA analysis. Please note that a portion of the adjusted amount should impact the FY15 EBITDA. However, since there was not enough information, it was not
possible	to quantify that impact.

Tax and labor adjustments

7.	Tax, labor, and social security impacts: They refer to potential additional impacts resulting from the matters described in this summary, quantified and not [omissis].

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Exhibit I – Adjusted EBITDA (4/6)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Quality of earnings - CERON
		FY15	FY16
In R$ thousand		(Audited)	(Audited)
Net revenue		985,921	1,484,833
Net profit (loss)		(560,837)	(835,268)
Add-backs (reversions)		386,443	284,947
Financial results		365,420	250,561
Depreciation/amortization		31,953	34,386
IR and CSLL		(10,929)	-
Reported EBITDA		(174,394)	(550,321)
% on net revenue		(18%)	(37%)
Reclassifications		(24,618)	151,746
1	Reclassification of the new replacement value	(48,532)	(50,910)
2	Reclassification of impairment provisions	23,914	11,331
3	Reclassification of the provision for onerous liabilities	-	191,325
Normalization adjustments		29,019	174,550
4	Normalization of expenses with PCLD	23,570	(7,849)
	Normalization of the revenue from excess demand and
5		5,449	(13,873)
	excess of reactive power
6	Financial impacts due to write-off of CCC credits by ANEEL	NQ	196,273
Tax and labor adjustments		(351)	(735)
7	Tax, labor, and social security impacts	(351)	(735)
Adjusted EBITDA		(170,345)	(224,760)
% on net revenue		(17%)	(15%)
Non-quantified adjustments and other considerations		9,199	(17,997)
8	Potential normalization of provision for contingencies	9,199	(17,997)
9	Potential risk of change in the CVA values	NQ	NQ
10 Costs with new structure/Company’s integration		NQ	NQ
11 Undue charges – Angra 3		-	NQ
12 Other potential adjustments		NQ	NQ
Source: Audited financial statements and Pw C analysis

Tax and labor adjustments
7.	Tax, labor, and social security impacts (cont’d):
	Quantified, classified as probable loss by your legal advisors.
	#	Description	31-Dec-15 31-Dec-16
	1	ISS on billable services	109	155
	Total tax exposures		109	155
	4	Irregularities related to work days	242	580
	Total labor exposures		242	580
	Total tax and labor exposures + NQ		351	735

Non-quantified adjustments and other considerations

8.	Potential normalization of provision for contingencies:
It refers to the reversion of the provisions for contingencies due to their non-financial nature. Accordingly, we understand that, for purposes of the Company’s normalized and recurring EBITDA, the effect from payment of indemnifications materialized in the fiscal years under analysis. We recommend that you discuss with your legal advisors the nature and respective projections of non-materialized losses in the fiscal years.
9.	Potential risk of change in the CVA values: The Account for Compensation of “Portion A” Variations (CVA) records the difference between the costs estimated in the tariff (Portion A) and the costs effectively incurred in the period. We note that the costs incurred by the Company happen before ANEEL’s ratification and that, historically, there are discrepancies between the sums ascertained by the Company and the “armored” basis in the period (ratified by ANEEL).

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Exhibit I – Adjusted EBITDA (5/6)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Quality of earnings - CERON
		FY15	FY16
In R$ thousand		(Audited)	(Audited)
Net revenue		985,921	1,484,833
Net profit (loss)		(560,837)	(835,268)
Add-backs (reversions)		386,443	284,947
Financial results		365,420	250,561
Depreciation/amortization		31,953	34,386
IR and CSLL		(10,929)	-
Reported EBITDA		(174,394)	(550,321)
% on net revenue		(18%)	(37%)
Reclassifications		(24,618)	151,746
1	Reclassification of the new replacement value	(48,532)	(50,910)
2	Reclassification of impairment provisions	23,914	11,331
3	Reclassification of the provision for onerous liabilities	-	191,325
Normalization adjustments		29,019	174,550
4	Normalization of expenses with PCLD	23,570	(7,849)
	Normalization of the revenue from excess demand and
5		5,449	(13,873)
	excess of reactive power
6	Financial impacts due to write-off of CCC credits by ANEEL	NQ	196,273
Tax and labor adjustments		(351)	(735)
7	Tax, labor, and social security impacts	(351)	(735)
Adjusted EBITDA		(170,345)	(224,760)
% on net revenue		(17%)	(15%)
Non-quantified adjustments and other considerations		9,199	(17,997)
8	Potential normalization of provision for contingencies	9,199	(17,997)
9	Potential risk of change in the CVA values	NQ	NQ
10 Costs with new structure/Company’s integration		NQ	NQ
11 Undue charges – Angra 3		-	NQ
12 Other potential adjustments		NQ	NQ
Source: Audited financial statements and Pw C analysis

9.	Potential risk of change in the CVA values (cont'd):
Considering that the tariffs ratification usually happens in October of each year for the following months, we understand that the cost incurred (and not ratified) related to November and December 2016 may suffer changes over the next fiscal year.
10.	Costs with new structure/Company’s integration: We note that, depending on the changes in the Company’s current structure that are made after the conclusion of the privatization process, as well as on the measures required for the potential integration with an investor, the Company’s EBITDA may change significantly. In addition, possible changes in the compensation of the new management must be considered in the Company’s result. We recommend that this issue be discussed with the “Economic and Legal Assessment” area.
11.	Undue charges – Angra 3: According to ANEEL’s information, the power distribution companies that belong to the interconnected system unduly charged from their consumers in 2016 certain amounts related to the estimated costs of the nuclear power plant Angra 3. We have not had access to the sums to be reimbursed to the Company’s consumers, but we were informed that such reimbursement would be made by means of discount (of approximately 7.66%) in the April 2017 bill.

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Exhibit I – Adjusted EBITDA (6/6)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Quality of earnings - CERON				12. Other potential adjustments: Considering the defined scope
		FY15	FY16	of our works; the limitations in the information provided; the
In R$ thousand		(Audited)	(Audited)	tax, labor, and social security exposures that could not be
Net revenue		985,921	1,484,833	quantified; and possible non-recoverable assets adjustments
Net profit (loss)		(560,837)	(835,268)	(e.g., inventory with low recoverability expectation); other
Add-backs (reversions)		386,443	284,947	potential adjustments may be necessary, in order to better reflect
Financial results		365,420	250,561	the Company’s normalized and recurring EBITDA. In addition,
Depreciation/amortization		31,953	34,386	we recommend that this summary be read jointly with the
IR and CSLL		(10,929)	-	reports of the other due diligence areas (operational, legal, HR,
Reported EBITDA		(174,394)	(550,321)	insurance, and environmental).
% on net revenue		(18%)	(37%)
Reclassifications		(24,618)	151,746
1	Reclassification of the new replacement value	(48,532)	(50,910)
2	Reclassification of impairment provisions	23,914	11,331
3	Reclassification of the provision for onerous liabilities	-	191,325
Normalization adjustments		29,019	174,550
4	Normalization of expenses with PCLD	23,570	(7,849)
	Normalization of the revenue from excess demand and
5		5,449	(13,873)
	excess of reactive power
6	Financial impacts due to write-off of CCC credits by ANEEL	NQ	196,273
Tax and labor adjustments		(351)	(735)
7	Tax, labor, and social security impacts	(351)	(735)
Adjusted EBITDA		(170,345)	(224,760)
% on net revenue		(17%)	(15%)
Non-quantified adjustments and other considerations		9,199	(17,997)
8	Potential normalization of provision for contingencies	9,199	(17,997)
9	Potential risk of change in the CVA values	NQ	NQ
10 Costs with new structure/Company’s integration		NQ	NQ
11 Undue charges – Angra 3		-	NQ
12 Other potential adjustments		NQ	NQ
Source: Audited financial statements and Pw C analysis

Privatization of the Eletrobras System Distribution Companies				10 agosto 2017
PwC				11

Exhibit II – Net indebtedness (1/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness

In R$ thousand		Dec-15	Dec-16
Cash and cash equivalents		25,400	18,706
Securities		30,152	2,039
Loans – short term		(127,651)	(23,324)
Loans – long term		(607,023)	(940,637)
Net financial indebtedness		(679,122)	(943,216)
Collaterals and deposits in court - long term		79,719	127,064
Indemnification right – long term		3,440,587	3,488,797
Financial charges		(8)	(6)
Post-employment benefit – short term		(2,886)	(6,316)
Suppliers - long term		(3,060,507)	(3,421,566)
Payable taxes		(3,955)	(4,260)
Provisions for lawsuits		(134,772)	(172,184)
Indemnification obligations - long term		(142,624)	(152,339)
Other liabilities – long term		(42,199)	(47,439)
Other debt items		133,355	(188,249)
Reported net indebtedness		(545,767)	(1,131,465)
Reclassification between working capital and net indebtedness		(1,109,644)	(1,490,034)
1	CCC amounts to be returned due to overpayment	(6,164)	(125,083)
2	CCC past due and installment payment amounts to be received	131,053	85,173
3	Suppliers with past due credits	(1,220,281)	(1,420,254)
4	Reclassification of related parties	5,669	4,263
5	Other liabilities – short term	(19,921)	(34,133)
Subtotal		(1,109,644)	(1,490,034)
Adjusted net indebtedness		(1,655,411)	(2,621,499)
Other considerations		670,978	794,141
i	Tax, labor, and social security impacts	(274,801)	(367,667)
ii	Financial asset – public utility concessions	900,632	1,120,953
iii	Clients with past due and installment payments	45,147	40,855
iv	Collaterals and deposits in court - long term	NQ	NQ
v	Provision for contingencies	NQ	NQ
vi	CAPEX investments	NQ	NQ
vii	Undue charges – Angra 3	-	NQ
viii Other potential adjustments		NQ	NQ
Source: Audited trial balances and Pw C analysis

The table on the left displays the Company’s net indebtedness, based on the audited financial statements for the years ended on December 31, 2015 (Dec-16) and December 31, 2016 (Dec-16).

We note that the concept of Net Indebtedness is not contemplated in the accounting practices adopted in Brazil, being it rather a contractual definition. For the purpose of our analysis, we considered, in addition to the net financial indebtedness, other items and transactions with financing features, such as: -Indemnification right – long term: CCC receivables, which will be used to pay off the debt with suppliers with past due and coming due credits.

- Suppliers - long term: Balance of suppliers with past due and renegotiated credits, maturing (after the renegotiation) beyond 12 months.

The adjustments suggested and reported were prepared based on management information and reports, accounting trial balances, and enquiries made to the Company’s management. We note that, due to limited information and scope, there may be adjustments that could not be quantified/identified during our analysis.

Reclassifications between working capital and net indebtedness

1.	CCC amounts to be returned due to overpayment: The Company recorded, as per ANEEL’s determination in Decision no. 758/2015, a liability related to CCC amounts received above the limit from 1999 to 2011.

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
PwC	12

Exhibit II – Net indebtedness (2/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness

In R$ thousand		Dec-15	Dec-16
Cash and cash equivalents		25,400	18,706
Securities		30,152	2,039
Loans – short term		(127,651)	(23,324)
Loans – long term		(607,023)	(940,637)
Net financial indebtedness		(679,122)	(943,216)
Collaterals and deposits in court - long term		79,719	127,064
Indemnification right – long term		3,440,587	3,488,797
Financial charges		(8)	(6)
Post-employment benefit – short term		(2,886)	(6,316)
Suppliers - long term		(3,060,507)	(3,421,566)
Payable taxes		(3,955)	(4,260)
Provisions for lawsuits		(134,772)	(172,184)
Indemnification obligations - long term		(142,624)	(152,339)
Other liabilities – long term		(42,199)	(47,439)
Other debt items		133,355	(188,249)
Reported net indebtedness		(545,767)	(1,131,465)
Reclassification between working capital and net indebtedness		(1,109,644)	(1,490,034)
1	CCC amounts to be returned due to overpayment	(6,164)	(125,083)
2	CCC past due and installment payment amounts to be received	131,053	85,173
3	Suppliers with past due credits	(1,220,281)	(1,420,254)
4	Reclassification of related parties	5,669	4,263
5	Other liabilities – short term	(19,921)	(34,133)
Subtotal		(1,109,644)	(1,490,034)
Adjusted net indebtedness		(1,655,411)	(2,621,499)
Other considerations		670,978	794,141
i	Tax, labor, and social security impacts	(274,801)	(367,667)
ii	Financial asset – public utility concessions	900,632	1,120,953
iii	Clients with past due and installment payments	45,147	40,855
iv	Collaterals and deposits in court - long term	NQ	NQ
v	Provision for contingencies	NQ	NQ
vi	CAPEX investments	NQ	NQ
vii	Undue charges – Angra 3	-	NQ
viii Other potential adjustments		NQ	NQ
Source: Audited trial balances and Pw C analysis

2.	CCC past due and installment payment amounts to be received: The Company has CCC receivables that are past due and, in some cases, subject to installment payments. Considering that they are receivables related to prior fiscal years, we are reclassifying them from working capital to Company net indebtedness (which reduces the debt), as these are funds that must be destined to pay off past due liabilities related to fuel acquisition.
3.	Suppliers with past due credits: We suggest the reclassification as net indebtedness of 100% of the suppliers’ past due payable balances, due to their nature of financing.
4.	Reclassification of related parties: It refers to balances receivable from related parties for employee loans (assigned) paid by the Company. In view of their nature, we suggest their reclassification as Company indebtedness.
5.	Other liabilities – short term: We identified certain liabilities classified in the Company’s current liabilities which, in our view, are not characterized as operating working capital, as detailed in the next slide:

In R$ thousand	Dec-15	Dec-16
The balances refer to R&D and PEE classified as other liabilities. We therefore	15,504	23,633
suggest they be reclassified as debt, in view of their nature.
Refers to installment payment to be returned to the CDE fund classified as other
liabilities. We therefore suggest they be reclassified as debt, in view of their nature.	-	6,083
Refers to penalty related to breach of DEC and FEC duration targets verified by	4,417	4,417
Adjustment for reclassification as debt	19,921	34,133
Source: Pw C analysis and discussions w ith management

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
PwC	13

Exhibit II – Net indebtedness (3/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness

In R$ thousand		Dec-15	Dec-16
Cash and cash equivalents		25,400	18,706
Securities		30,152	2,039
Loans – short term		(127,651)	(23,324)
Loans – long term		(607,023)	(940,637)
Net financial indebtedness		(679,122)	(943,216)
Collaterals and deposits in court - long term		79,719	127,064
Indemnification right – long term		3,440,587	3,488,797
Financial charges		(8)	(6)
Post-employment benefit – short term		(2,886)	(6,316)
Suppliers - long term		(3,060,507)	(3,421,566)
Payable taxes		(3,955)	(4,260)
Provisions for lawsuits		(134,772)	(172,184)
Indemnification obligations - long term		(142,624)	(152,339)
Other liabilities – long term		(42,199)	(47,439)
Other debt items		133,355	(188,249)
Reported net indebtedness		(545,767)	(1,131,465)
Reclassification between working capital and net indebtedness		(1,109,644)	(1,490,034)
1	CCC amounts to be returned due to overpayment	(6,164)	(125,083)
2	CCC past due and installment payment amounts to be received	131,053	85,173
3	Suppliers with past due credits	(1,220,281)	(1,420,254)
4	Reclassification of related parties	5,669	4,263
5	Other liabilities – short term	(19,921)	(34,133)
Subtotal		(1,109,644)	(1,490,034)
Adjusted net indebtedness		(1,655,411)	(2,621,499)
Other considerations		670,978	794,141
i	Tax, labor, and social security impacts	(274,801)	(367,667)
ii	Financial asset – public utility concessions	900,632	1,120,953
iii	Clients with past due and installment payments	45,147	40,855
iv	Collaterals and deposits in court - long term	NQ	NQ
v	Provision for contingencies	NQ	NQ
vi	CAPEX investments	NQ	NQ
vii	Undue charges – Angra 3	-	NQ
viii Other potential adjustments		NQ	NQ
Source: Audited trial balances and Pw C analysis

Other considerations:

i.	Tax, labor, and social security impacts: We are considering, for purposes of analysis of the Company’s net indebtedness, the tax, labor, and social security exposures classified as with risk of probable loss (see specific exhibit in this summary). We note that the amount presented here already considers possible fines and interest to be added upon an assessment by the tax authorities.

#	Description	31-Dec-15 31-Dec-16
2	Ancillary obligations in breach of the law	186,379	252,530
6	CVA	797	6,529
7	ISS on billable services	1,216	1,505
Total tax exposures		188,392	260,564
1	Outsourcing of core activity	84,484	104,488
4	Irregularities related to work days	1,729	2,336
5	Employer labor union contribution	196	279
Total labor exposures		86,409	107,103
Total tax and labor exposures + NQ		274,801	367,667

ii.	Financial asset – public utility concessions: It refers to the financial asset indemnifiable in the end of the concession/service period. Depending on how the Company’s sale is structured, the indemnifiable balance may be converted into cash, thus reducing the level of net indebtedness.

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
PwC	14

Exhibit II – Net indebtedness (4/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness

In R$ thousand		Dec-15	Dec-16
Cash and cash equivalents		25,400	18,706
Securities		30,152	2,039
Loans – short term		(127,651)	(23,324)
Loans – long term		(607,023)	(940,637)
Net financial indebtedness		(679,122)	(943,216)
Collaterals and deposits in court - long term		79,719	127,064
Indemnification right – long term		3,440,587	3,488,797
Financial charges		(8)	(6)
Post-employment benefit – short term		(2,886)	(6,316)
Suppliers - long term		(3,060,507)	(3,421,566)
Payable taxes		(3,955)	(4,260)
Provisions for lawsuits		(134,772)	(172,184)
Indemnification obligations - long term		(142,624)	(152,339)
Other liabilities – long term		(42,199)	(47,439)
Other debt items		133,355	(188,249)
Reported net indebtedness		(545,767)	(1,131,465)
Reclassification between working capital and net indebtedness		(1,109,644)	(1,490,034)
1	CCC amounts to be returned due to overpayment	(6,164)	(125,083)
2	CCC past due and installment payment amounts to be received	131,053	85,173
3	Suppliers with past due credits	(1,220,281)	(1,420,254)
4	Reclassification of related parties	5,669	4,263
5	Other liabilities – short term	(19,921)	(34,133)
Subtotal		(1,109,644)	(1,490,034)
Adjusted net indebtedness		(1,655,411)	(2,621,499)
Other considerations		670,978	794,141
i	Tax, labor, and social security impacts	(274,801)	(367,667)
ii	Financial asset – public utility concessions	900,632	1,120,953
iii	Clients with past due and installment payments	45,147	40,855
iv	Collaterals and deposits in court - long term	NQ	NQ
v	Provision for contingencies	NQ	NQ
vi	CAPEX investments	NQ	NQ
vii	Undue charges – Angra 3	-	NQ
viii Other potential adjustments		NQ	NQ
Source: Audited trial balances and Pw C analysis

iii.	Clients with past due and installment payments: We identified outstanding balances of clients’ past due and installment payments, classified in the current and non-current assets. Although they do not represent a cash item with immediate liquidity, we understand that they are a receivable of the Company, which, therefore, must be included in possible cash flow projections.

In R$ thousand	Dec-15	Dec-16
Clients – current assets	26,010	24,026
Clients – non-current assets	19,137	16,829
Total	45,147	40,855

iv.	Long term collaterals and deposits in court: We note that the deposits in court directly related to a provision for contingency must impact the indebtedness balances in the period. However, since the Company did not provide the ancillary controls, it was not possible to determine if the full amount of the reported balances must be included in the analysis of the Company’s net indebtedness.
v.	Provision for contingencies: We note that this summary does not consider possible changes in the projection of loss of the Company’s lawsuits, resulting from the legal due diligence works.

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
PwC	15

Exhibit II – Net indebtedness (5/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness

In R$ thousand		Dec-15	Dec-16
Cash and cash equivalents		25,400	18,706
Securities		30,152	2,039
Loans – short term		(127,651)	(23,324)
Loans – long term		(607,023)	(940,637)
Net financial indebtedness		(679,122)	(943,216)
Collaterals and deposits in court - long term		79,719	127,064
Indemnification right – long term		3,440,587	3,488,797
Financial charges		(8)	(6)
Post-employment benefit – short term		(2,886)	(6,316)
Suppliers - long term		(3,060,507)	(3,421,566)
Payable taxes		(3,955)	(4,260)
Provisions for lawsuits		(134,772)	(172,184)
Indemnification obligations - long term		(142,624)	(152,339)
Other liabilities – long term		(42,199)	(47,439)
Other debt items		133,355	(188,249)
Reported net indebtedness		(545,767)	(1,131,465)
Reclassification between working capital and net indebtedness		(1,109,644)	(1,490,034)
1	CCC amounts to be returned due to overpayment	(6,164)	(125,083)
2	CCC past due and installment payment amounts to be received	131,053	85,173
3	Suppliers with past due credits	(1,220,281)	(1,420,254)
4	Reclassification of related parties	5,669	4,263
5	Other liabilities – short term	(19,921)	(34,133)
Subtotal		(1,109,644)	(1,490,034)
Adjusted net indebtedness		(1,655,411)	(2,621,499)
Other considerations		670,978	794,141
i	Tax, labor, and social security impacts	(274,801)	(367,667)
ii	Financial asset – public utility concessions	900,632	1,120,953
iii	Clients with past due and installment payments	45,147	40,855
iv	Collaterals and deposits in court - long term	NQ	NQ
v	Provision for contingencies	NQ	NQ
vi	CAPEX investments	NQ	NQ
vii	Undue charges – Angra 3	-	NQ
viii Other potential adjustments		NQ	NQ
Source: Audited trial balances and Pw C analysis

vi.	CAPEX investments: As mentioned before, the Company has been operating as a public utility Company, which has resulted in a reduction in CAPEX investments, maintaining only those that are essentially necessary to continue with the operational activities and the levels of quality required by the regulatory agencies. We recommend that the you consider the impacts estimated by the result of the technical and operational due diligence.
vii.	Undue charges – Angra 3: According to ANEEL’s information, the power distribution companies that belong to the interconnected system unduly charged from their consumers in 2016 certain amounts related to the estimated costs of the nuclear power plant Angra 3. We have not had access to the sums to be reimbursed to the Company’s consumers, but we were informed that such reimbursement would be made by means of discount (of approximately 4.74%) in the April 2017 bill.
viii.	Other potential adjustments: Considering the defined scope of our works; the limitations in the information provided; the tax, labor, and social security exposures that could not be quantified; and possible non-recoverable assets adjustments (e.g., inventory with low recoverability expectation); other potential adjustments may be necessary, in order to better reflect the Company’s net and recurring indebtedness. In
addition,	we recommend that this summary be read jointly with
the	reports of the other due diligence areas (operational, legal,
HR,	insurance, and environmental).

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
PwC	16

Exhibit III – Net working capital (1/3)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net working capital

In R$ thousand	Dec-15	Dec-16
Clients – short term	273,511	248,349
Short term electricity	71,817	-
Taxes and social contributions – short term	24,952	27,665
Indemnification right – short term	148,748	253,308
Inventory	18,948	16,864
Financial assets	134,435	54,523
Other assets – short term	44,091	22,210
Suppliers - short term	(1,227,024)	(1,456,393)
Taxes and contributions	(59,680)	(69,418)
Indemnification obligations - short term	(6,164)	(125,083)
Regulatory liabilities - short term	(294,428)	(74,898)
Industry charges - short term	(20,113)	(21,459)
Estimated obligations	(12,631)	(17,167)
Other liabilities – short term	(36,837)	(46,199)
Reported net working capital	(940,375)	(1,187,698)
Reclassification between working capital and net indebtedness	1,109,644	1,490,034
CCC amounts to be returned due to overpayment	6,164	125,083
CCC past due and installment payment amounts to be received	(131,053)	(85,173)
Suppliers with past due credits	1,220,281	1,420,254
Reclassification of related parties	(5,669)	(4,263)
Other liabilities – short term	19,921	34,133
Subtotal	1,109,644	1,490,034
Adjustments proposed by the due diligence	(33,579)	(34,906)
1 Inventory with low recoverability expectation	(363)	(1,617)
2 Clients with past due and installment payments	(26,010)	(24,026)
3 Other assets – short term	(7,206)	(9,264)
Subtotal	(33,579)	(34,906)
Adjusted net working capital	135,690	267,429
Other considerations	NQ	NQ
Source: Audited trial balances and Pw C analysis

We present in the table on the left the Company’s net working capital as of December 31, 2015 (Dec-15) and 2016 (Dec-16), prepared based on the audited financial statements.

The adjustments suggested and reported were prepared based on management information and reports, audited accounting trial balances, and enquiries made to the Company’s management. We note that, due to limited information and scope, there may be adjustments that could not be quantified/identified during our analysis.

Reclassifications between working capital and net indebtedness

  For further details, see the preceding exhibit of this summary, “net indebtedness.”

Adjustments proposed by the due diligence

1.	Inventory with low recoverability expectation: Items destined to sale (scraps) and lent materials, which are not classified as operating working capital.
2.	Clients with past due and installment payments: We identified outstanding balances of clients’ past due and installment payments, classified in the current assets, which we suggest be excluded for purposes of analysis of the Company’s working capital. As mentioned before, although they do not represent a cash item with immediate liquidity, we understand that they are a receivable of the Company, which, therefore, must be included in possible cash flow projections.

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
PwC	17

Exhibit III – Net working capital (2/3)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net working capital

In R$ thousand	Dec-15	Dec-16
Clients – short term	273,511	248,349
Short term electricity	71,817	-
Taxes and social contributions – short term	24,952	27,665
Indemnification right – short term	148,748	253,308
Inventory	18,948	16,864
Financial assets	134,435	54,523
Other assets – short term	44,091	22,210
Suppliers - short term	(1,227,024)	(1,456,393)
Taxes and contributions	(59,680)	(69,418)
Indemnification obligations - short term	(6,164)	(125,083)
Regulatory liabilities - short term	(294,428)	(74,898)
Industry charges - short term	(20,113)	(21,459)
Estimated obligations	(12,631)	(17,167)
Other liabilities – short term	(36,837)	(46,199)
Reported net working capital	(940,375)	(1,187,698)
Reclassification between working capital and net indebtedness	1,109,644	1,490,034
Adjustments proposed by the due diligence	(33,579)	(34,906)
1 Inventory with low recoverability expectation	(363)	(1,617)
2 Clients with past due and installment payments	(26,010)	(24,026)
3 Other assets – short term	(7,206)	(9,264)
Subtotal	(33,579)	(34,906)
Adjusted net working capital	135,690	267,429

3.	Other assets – short term: We identified certain assets classified in the Company’s current assets which, in our view, are not characterized as operating working capital, as detailed below:

In R$ thousand	Dec-15	Dec-16
Goods to be written-off or scrapped	(4,138)	(5,487)
Scraps available for sale	(443)	(492)

Client’s financial difficulty. We suggest writing off this sum from	(2,625)	(3,285)
the WC.
Adjustment for WC write-off	(7,206)	(9,264)
Source: Pw C analysis and discussions w ith management

Other considerations		NQ	NQ
i	Risk of writing-off of CCC indemnification right	NQ	NQ
ii	Potential risk of change in the CVA values	NQ	NQ
iii Tax, labor, and social security exposures		NQ	NQ
iv Other potential adjustments		NQ	NQ
Source: Audited trial balances and Pw C analysis

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
PwC	18

Exhibit III – Net working capital (3/3)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net working capital			Other considerations

In R$ thousand	Dec-15	Dec-16	i.	Risk of writing-off of CCC indemnification right: We were
Clients – short term	273,511	248,349		informed that ANEEL is in the process of inspecting the CCC
Short term electricity	71,817	-		account reprocessing. As a result, we understand that there may
Taxes and social contributions – short term	24,952	27,665		be variations in the CCC receivables account (positive or negative)
Indemnification right – short term	148,748	253,308		when that process is concluded.
Inventory	18,948	16,864
Financial assets	134,435	54,523	ii.	Potential risk of change in the CVA values: The Account for
Other assets – short term	44,091	22,210		Compensation of “Portion A” Variations (CVA) records the
Suppliers - short term	(1,227,024)	(1,456,393)
Taxes and contributions	(59,680)	(69,418)		difference between the costs estimated in the tariff (Portion A) and
Indemnification obligations - short term	(6,164)	(125,083)		the costs effectively incurred, creating a payable or receivable
Regulatory liabilities - short term	(294,428)	(74,898)		balance (and, consequently, an expense or a revenue) for the
Industry charges - short term	(20,113)	(21,459)		Company. Such amounts to be paid/received are ratified each year
Estimated obligations	(12,631)	(17,167)
Other liabilities – short term	(36,837)	(46,199)		by ANEEL. We found that, historically, the amounts ascertained
Reported net working capital	(940,375)	(1,187,698)		by the Company may significantly differ from those ratified by
Reclassification between working capital and net indebtedness	1,109,644	1,490,034		ANEEL, mainly with respect to the financial items, which are not
Adjustments proposed by the due diligence	(33,579)	(34,906)		controlled by the Company. Considering that the ratification
1 Inventory with low recoverability expectation	(363)	(1,617)		process happens close to the end of the fiscal year (between
2 Clients with past due and installment payments	(26,010)	(24,026)
3 Other assets – short term	(7,206)	(9,264)		September and October), we understand that there are no material
Subtotal	(33,579)	(34,906)		discrepancies for the balances accounted for in Dec-15 and Dec-16.
Adjusted net working capital	135,690	267,429		On the other hand, those differences may become significant over
Other considerations	NQ	NQ		the months.
i Risk of writing-off of CCC indemnification right	NQ	NQ	iii.	Tax, labor, and social security exposures: It refers to the
ii Potential risk of change in the CVA values	NQ	NQ
iii Tax, labor, and social security exposures	NQ	NQ		impact on the net working capital of adjustment #7 presented in
iv Other potential adjustments	NQ	NQ		the quality of the results. We understand that any changes in the
Source: Audited trial balances and Pw C analysis				tax, labor, and social security procedures may also impact the
				Company’s net working capital.

iv.	Other potential adjustments: See adjustment viii of the preceding exhibit.

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
PwC	19

Exhibit IV – Balance Sheet

Assets
	Dec-15	Dec-16
In R$ thousand	Audited	Audited
Cash and cash equivalents	25,400	18,706
Securities - TVM	30,152	2,039
Clients – short term	273,511	248,349
Short term electricity	71,817	-
Taxes and social contributions – short term	24,952	27,665
Indemnification right – short term	148,748	253,308
Inventory	18,948	16,864
Ongoing services	4,900	10,621
Financial assets	134,435	54,523
Other assets – short term	44,091	22,210
Current assets	776,954	654,285
Clients – long term	19,137	16,829
Taxes and social contributions – long term	7,628	6,534
Collaterals and deposits in court - long term	79,719	127,064
Indemnification right – long term	3,440,587	3,488,797
Financial asset – public utility concessions	900,632	1,120,953
Other assets – long term	2,447	2,447
Investments	1,806	1,806
Intangible assets	60,544	27,336
Fixed assets	32,735	28,044
Non-current assets	4,545,235	4,819,810
Total assets	5,322,189	5,474,095

Liabilities
	Dec-15	Dec-16
In R$ thousand	Audited	Audited
Suppliers - short term	1,227,024	1,456,393
Loans – short term	127,651	23,324
Taxes and contributions	59,680	69,418
Indemnification obligations - short term	6,164	125,083
Financial charges	8	6
Post-employment benefit – short term	2,886	6,316
Regulatory liabilities - short term	294,428	74,898
Industry charges - short term	20,113	21,459
Estimated obligations	12,631	17,167
Onerous concession - short term	-	191,325
Other liabilities – short term	36,837	46,199
Current liabilities	1,787,422	2,031,588
Suppliers - long term	3,060,507	3,421,566
Loans – long term	607,023	940,637
Payable taxes	3,955	4,260
Advance for future capital increase (AFAC)	245	-
Provisions for lawsuits	134,772	172,184
Indemnification obligations - long term	142,624	152,339
Other liabilities – long term	42,199	47,439
Non-current liabilities	3,991,325	4,738,425
Capital stock	1,325,124	1,325,369
Other comprehensive results	213	(4,124)
Accumulated losses	(1,781,895)	(2,617,163)
Net equity	(456,558)	(1,295,918)
Total liabilities	5,322,189	5,474,095
Source: Audited trial balances

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
PwC	20

Exhibit V – Income Statement

Income Statement

In R$ thousand	FY15	FY16
Net Revenue	985,921	1,484,833
Operating Cost	(1,048,754)	(1,577,006)
Cost of Electricity	(756,659)	(1,030,744)
Electricity bought for resale	(721,434)	(989,185)
Charges for use of transmission grid	(16,949)	(17,613)
Alternative Pow er Sources Incentive Program (Pro	(18,276)	(23,946)
Operations Cost	(157,363)	(347,036)
Labor, materials, and third parties services	(120,764)	(119,804)
Depreciation and amortization	(31,953)	(34,386)
Other	(4,646)	(192,846)
Construction Cost	(134,733)	(199,227)
Gross Profit	(62,833)	(92,173)
Operating Expenses/Revenues	(192,046)	(492,534)
Results from Electricity Service	(254,879)	(584,707)
Financial results	(365,421)	(250,561)
Results before equity stakes	(620,299)	(835,268)
New Replacement Value - NRV	48,532	-
IR and CSLL	10,929	-
Net profit (loss)	(560,837)	(835,268)
Source: Audited trial balances and audited financial statements

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
PwC	21

Exhibit VI – Quantified tax, labor, and social security exposures

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Tax exposure

Item	Description	Exposure	Risk assessment *
1	PIS and COFINS on CCC reimbursement	677,168	Possible
2	Ancillary obligations in breach of the law	252,530	Probable
3	Non-technical energy losses	130,286	Possible
4	ICMS on CDE and Low Income subsidies	108,802	Possible
5	Write-off of PIS and COFINS credit on tariffs	64,137	Remote
6	CVA	6,529	Probable
7	ISS on sharing of infrastructure and services	3,832	Probable/Possible
Total of quantified tax exposure		1,243,284
Source: Pw C analyses
(*) Risk assessment for exposures reported in accordance w ith Loeser e Portela Advogados

Labor and social security exposure

Item	Description	Exposure	Risk assessment *
1	Outsourcing of core activity	104,488	Probable
2	PLR disqualification	32,386	Possible
3	Medical and dental care	20,037	Possible
4	Irregularities related to work days	2,336	Probable
5	Employer labor union contribution	279	Probable
6	Reimbursement of undergraduate and graduate courses	214	Possible
Total labor and social security exposure		159,740
Source: Pw C analyses
(*) Risk assessment for exposures reported in accordance w ith Loeser e Portela Advogados

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
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Exhibit VII – Tax credit on tax loss, CSL negative basis, and temporary adjustments

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

  The Company has not recognized in its accounting records the IRPJ and CSL deferred credit on the tax losses and on the social contribution negative basis, or on the temporary adjustments.
  It is important to note that the balances of tax losses and CSL negative basis may be offset with future profits up to the limit of 30% of the taxable profit of each year (without a limit in time).
  We should stress that the Company cannot use the balances of tax losses and CSL negative basis if (i) between the date of determination and offsetting there has been both a change in its corporate control and (ii) of its field of activity.
  It is important to note that the tax losses and CSL negative basis balances are not reduced by the contingencies presented in this summary.

In R$ thousand	IRPJ	CSL
Tax Loss/CSL Negative Basis	2,848,693	2,848,693
IRPJ 25%	712,173	-
CSL 9%	-	256,382
Total	712,173	256,382
Source: ECF and Calculation Records

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
PwC	23

© 2017 - PricewaterhouseCoopers Corporate Finance & Recovery. All rights reserved. In this document, “PwC” refers to PricewaterhouseCoopers Corporate Finance & Recovery, a member of the PricewaterhouseCoopers network, or, as suggested by the context, the network itself.

Each member of the PwC network is a separate and independent entity. For further information on the PwC network, please access: www.pwc.com/structure

Privatization of the Eletrobras System Distribution Companies

Evaluation Report on Eletrobras Distribuição Rondônia

Banco Nacional de Desenvolvimento Econômico e Social – BNDES

[Brazilian Development Bank]

November 2017

Belo Horizonte, November 1, 2017.

Gentlemen,

In furtherance of the service provision agreement, this paper is part of the services retained for Eletrobras Distribuição Rondônia privatization, ITEM 3 – “SERVICE A” (Financial & Economic Evaluation), under the BNDES Agreement.

This Report encompasses the purpose, scope, procedures and methodology used, as well as the market and operating assumptions for Valuation of Distributor and the execution of the new Concession Contract1.

Discounted Cash Flow was the methodology used. Assumptions were adhered to, based on information delivered by the Distributors and BNDES, and on general market conditions.

The signed copies of this agreement are kept by the Contracting party.

Best regards,

Alexandre Moreira Galvão

Legal Representative & Stockholding Director

1 Statutory Law 12.783 dated January 11, 2013, Article 8, Paragraph 1 A: “When the service provider is a legal entity directly or indirectly controlled by the government, the Union will be entitled to hold such bidding procedure as described in the head section of this article, combined with the service-providing legal entity control transfer, and granting the utility contract to the new controlling shareholder for a 30-year period.” t Ceres )nteligência Financeira

CERES
INTELIGÊNCIA FINANCEIRA

Specific Analyses of Distributor 90
Financing 93
Summary of the contracts 93
Net Debt 98
Contingencies 99
Agreements for the Purchase and Sale of Power 100
Summary of Agreements for the Purchase and Sale of Power 100
Other Revenues 102
Analytical History of "Other Revenues" 102
Other Revenues Forecasting 104
Regulatory Remuneration Base Flow 105
Regulatory Remuneration Base Calculation 105
Common Analyses to Distributors 106
Specific Analyses of Distributors 115
Indemnification 122
Tax Loss and Negative Basis of CSL 122
Special Obligations 123
Common Analyses to Distributors 123
Specific Analyses of Distributor 124
Indicators of Quality 125
Analysis of Indicators of Quality 125
DEC and FEC 127
FER 134
IASC 137
INS 141
IAb 144
ICO 147
X Factor Forecast 150
Considerations Commons to the Distributors 150
Specific Analyses of the Distributor 152
Calculation of the Regulatory WACC and Discount Rate 153
Calculation of the WACC Rate 153
Calculation of Ke and WACC of Market 154
Irrecoverable Revenues 158
Analyses Common to the Distributors 158
Specific Analyses of the Distributors 159
Loss Forecast 162
Technical Loss and Loss in the Basic Grid 163
Non-Technical Losses 164
Variation of the Required Working Capital 168
Handling of Special Balances 170
Installment A 171
Solvency Indicators 173
Result Analysis 175
Analysis of Forecast Revenue 175
Analysis of Forecast Default 176
Analysis of Forecast Costs 177
PMSO Analyses 180
Gross Margin and EBITDA Analysis 182
Analyses of Financial Indicators 184
Final Forecasts and Appraisal Results 185
Forecast DRE 185
Indirect Cash Flow 186
FCFF 187
Results 188
Sensitivity Analysis 190
Appraisal by Multiples 191

Ceres Inteligência Financeira 4

Companies Privatized from 1997 to 2000 ____ 192
Publicly Held Companies ____ 194
Similar Transactions ____ 196
Foreign Transactions ____ 202
Median of Multiples ____ 204

Final Considerations ____ 206

Attachments ____ 207

Market Discount Rates ____ 207
Detailed Machinery and Equipment - VMU/VNR 2022 ____ 208
PMSO Background ____ 210
Re-rating Net Debt and Working Capital Balances ____ 219

Ceres Inteligência Financeira 5

TABLE L)ST

Table 1 – Other Revenue Sharing (%)	29
Table 2 – Unrecoverable Revenue per Consumption Class	31
Table 3 – Unrecoverable Revenue Limits – Neutrality of Charges	31
Table 4 - Summary of Applicable Methodologies	39
Table 5 - End 2017 Threshold for Operating Management	42
Table 6 – Assets History – Eletrobras Distribuição Alagoas 2012 to 2016	48
Table 7 - Liabilities History - Eletrobras Distribuição Alagoas 2012 to 2016	49
Table 8 - Income Statement History - Eletrobras Distribuição Alagoas 2012 to 2016	50
Table 9 - Financial Indicators 2012 to 2016	51
Table 10 – Summary of Macroeconomic Indexes	53
Table 11 – Geometric Mean of 2007-2016 Consumptions	56
Table 12 – Geometric Mean of Consumptions 2017-2047	60
Table 13 – Network Forecasting per Voltage Level 1 of 3	64
Table 14 - Network Forecasting per Voltage Level 2 of 3	64
Table 15 - Network Forecasting per Voltage Level 3 of 3	64
Table 16 – Deployment and Renewal	66
Table 17 – Private References	67
Table 18 – VMU/VNR Ratio in 2022	67
Table 19 - Investment in Replacement	68
Table 20 - Proportion of Investment Reference Companies	68
Table 21 – Distribution Investment in Maintenance prior to Tax Revision	69
Table 22 – Maintenance	69
Table 23 – Personnel Expenses Forecasting 1 of 3	75
Table 24 - Personnel Expenses Forecasting 2 of 3	76
Table 25 - Personnel Expenses Forecasting 3 of 3	76
Table 26 - Material Expenses Forecasting 1 of 3	77
Table 27 - Material Expenses Forecasting 2 of 3	77
Table 28 - Material Expenses Forecasting 3 of 3	78
Table 29 – Service Expenses Forecasting 1 of 3	79
Table 30 - Service Expenses Forecasting 2 of 3	79
Table 31 - Service Expenses Forecasting 3 of 3	79
Table 32 – Other Expenses Forecasting 1 of 3	81
Table 33 - Other Expenses Forecasting 2 of 3	81
Table 34 - Other Expenses Forecasting 3 of 3	82

Table 35 –PMSO Expense (R$ ‘000) and Network Extension (Km) of the Distributors Evaluated and

Benchmark	82
Table 36 - Estimated Upper and Lower Efficiency Limits - Ceron	83
Table 37 – Efficiency Limits of Evaluated and Private Distributors	83
Table 38 – Average of Reference Limits for the Evaluated Distributor Limits Forecasting	83
Table 39 – Payroll Realized Dec /16 (in R$ ‘000)	86
Table 40 - Voluntary Dismissal Plan (PDV) Forecasting	86

Table 41 – Offsetting History of the Evaluated Distributor and its Benchmarks and Forecasting of the Evaluated

Distributor	90
Ceres )nteligência Financeira	x

Table 42 – Offsetting History of the Evaluated Distributor up to the Benchmark Group Average	90
Table 43 – Offsetting Evolution of the Evaluated Distributor and Comparison with the Target 1 of 3	91
Table 44– Offsetting Evolution of the Evaluated Distributor and Comparison with the Target 2 of 3	91
Table 45 – Offsetting Evolution of the Evaluated Distributor and Comparison with the Target 3 of 3	91
Table 46 - Financings (1 of 4)	93
Table 47 - Financings (2 of 4)	94
Table 48 - Financings (3 of 4)	95
Table 49 - Financings (4 of 4)	96
Table 50 - RGR fund financing premises	97
Table 51 – RGR Releases	97
Table 52 – Net Debt Balance	98
Table 53 - Due Diligence Contingencies	99
Table 54 - Power Purchase Agreements	100
Table 55 – Definition of Other Revenues	102
Table 56 – Details on Other Revenues in the Trial Balance Sheet (in R$ ‘000)	103
Table 57 – Initial and Final Rate of Fully Depreciated Assets over the VNR	114
Table 58 - Regulatory Remuneration Base 4CRTP (R$ ‘000) – Ceron	115
Table 59 – Operation of Assets (R$ ‘000) 3CRTP to 4CRTP – CEAL	116
Table 60 - ANEEL Adjustments 3CRTP – Incremental Base – CEAL	116
Table 61 - ANEEL 3CRTP Adjustments – Incremental Base – Cemar (Benchmark)	117
Table 62 - ANEEL 3CRTP Adjustments - Incremental Base – Celpa (Benchmark)	117
Table 63 - NEEL Adjustment Average, Benchmarks Group 3CRTP - Incremental Base	117
Table 64 - ANEEL 3CRTP Adjustments - Incremental Base – Eletroacre	118
Table 65 - ANEEL 3CRTP Adjustments - Armored Base – Amazonas Energia	118
Table 66 - ANEEL 3CRTP Adjustments - Armored Base – Ceron	119
Table 67 - ANEEL 3CRTP Adjustments - Armored Base – Eletrobras Roraima	119
Table 68 - ANEEL Adjustment Average, Group Evaluated Distributors 3CRTP - Armored Base	119
Table 69 – Balance of the Ceron Fixed Assets in Progress in Jun/17	121
Table 70 – Indemnification Forecasting	122
Table 71 – Tax Loss Balances and CSL Negative Base	122
Table 72 – Special Obligations Forecasting (in R$ ‘000)	124
Table 73 – History of Special Obligations and Recurrence (in R$ ‘000)	124

Table 74 - Weight Values of Indicators of Quality of Concession Holders with more than 60 thousand Consumption

Units	126
Table 75 – DEC and FEC Global Limits from 2018 to 2022, including	129
Table 76 - DEC Indicator - Realized/Forecasted x ANEEL Limits 1 of 3	130
Table 77 - DEC Indicator - Realized/Forecasted x ANEEL Limits 2 of 3	130
Table 78 - DEC Indicator - Realized/Forecasted x ANEEL Limits 3 of 3	130
Table 79 – DEC Indicator - Forecasted/Realized X ANEEL Limit 2015-2047	131
Table 80 - Realized DEC Variation Rate and Potential per Period	131
Table 81 – Benchmark Evaluation Premises	131
Table 82 – DEC Benchmark Curve	132
Table 83 - FEC Indicator - Realized/Forecasted x ANEEL Limits 1 of 3	132
Table 84 - FEC Indicator - Realized/Forecasted x ANEEL Limits 2 of 3	132
Table 85 - FEC Indicator - Realized/Forecasted x ANEEL Limits 3 of 3	132

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Table 86 - FEC Indicator - Forecasted/Realized X ANEEL Limit 2015-2047	133
Table 87 - Realized and Potential FEC Variation Rate per Period	133
Table 88 – Benchmark Evaluation Premises	134
Table 89 - FEC Benchmark Curve	134
Table 90 – FER Indicator - Realized/Forecasted x ANEEL Limit 1 of 3	135
Table 91 - FER Indicator - Realized/Forecasted x ANEEL Limit 2 of 3	135
Table 92 - FER Indicator - Realized/Forecasted x ANEEL Limit 3 of 3	136
Table 93 - FER Indicator - Forecasted/Realized X ANEEL Limit 2015-2047	136
Table 94 – Realized and Potential FER Variation Rate per Period	136
Table 95 - FER Realized Benchmark	137
Table 96 - FER Realized Benchmark Group	137
Table 97 - IASC Indicator – Realized/Forecasted x Target 1 of 3	138
Table 98 - IASC Indicator – Realized/Forecasted x Target 2 of 3	138
Table 99 IASC Indicator – Realized/Forecasted x Target 3 of 3	139
Table 100 - IASC Indicator - Forecasted/Realized X ANEEL Limit 2015-2047	139
Table 101 – Realized and Potential IASC Variation Rate per Period	139
Table 102 - IASC Realized Benchmark	140
Table 103 - IASC Realized Benchmark Group	140
Table 104 - INS Indicator - Realized/Forecast x Target 1 of 3	141
Table 105 - INS Indicator - Realized/Forecast x Target 2 of 3	141
Table 106 - INS Indicator - Realized/Forecast x Target 3 of 3	142
Table 107 - INS Indicator - Forecast/Realized X ANEEL Limit 2015-2047	142
Table 108 – Realized and Potential Variation Rate of INS per Period	142
Table 109 - INS Realized Benchmark	143
Table 110 – Group of Benchmark of INS Realized	143
Table 111 - IAb Indicator – Realized/Forecast x Target 1 of 3	144
Table 112 - IAb Indicator – Realized/Forecast x Target 2 of 3	144
Table 113 - IAb Indicator – Realized/Forecast x Target 3 of 3	145
Table 114 - IAb Indicator - Forecast/Realized X ANEEL Limit 2015-2047	145
Table 115 – Realized and Potential Variation Rate of IAb per Period	145
Table 116 – Benchmark of IAb Realized	146
Table 117 – Group of Benchmark of IAb Realized	146
Table 118 - ICO Indicator – Realized/Forecast x Target 1 of 3	148
Table 119 - ICO Indicator – Realized/Forecast x Target 2 of 3	148
Table 120 - ICO Indicator – Realized/Forecast x Target 3 of 3	148
Table 121 - ICO Indicator - Forecast/Realized X ANEEL Limit 2015-2047	148
Table 122 –Realized and Potential ICO Variation Rate per Period	149
Table 123 – Benchmark of ICO Realized	149
Table 124 – Group of Benchmark of ICO Realized	149
Table 125 – Evolution and Impact of the X Factor Components	152
Table 126 – Calculation of Regulatory WACC	153
Table 127 – Calculation of the Cost of equity (Ke)	154
Table 128 – Financial Structure of the Companies	155
Table 129 - Enterprise Value and Company Debt	156
Table 130 – Weighted Cost of Debt used for the composition of Kd	156

Ceres )nteligência Financeira	z

Table 131 - CDI Bradesco Forecast	156
Table 132 – Calculation of Kd Cost	156
Table 133 – Calculation of the Weighted Average Cost of Capital (WACC)	157
Table 134 – Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2016-2027 (%)	159
Table 135 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2028-2037 (%)	159
Table 136 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2038-2047 (%)	160
Table 137 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2048-2052 (%)	160
Table 138 – Distribution of Total Invoicing and Not Received (in R$ '000)	160
Table 139 - Targets ANEEL per Regulatory Cycle	161
Table 140 – Level of Technical Loss and Loss in the Basic Grid.	163
Table 141 – Forecast Regulatory Losses 1 of 3	165
Table 142 – Forecast Regulatory losses 2 of 3	165
Table 143 – Forecast Regulatory losses 3 of 3	165
Table 144 – Annual Loss Decrease Rate Definition: Benchmark Company CEMAR	166
Table 145 – Starting Point and Target of Non-Technical Losses	166
Table 146 – Forecast Real Losses 1 of 3	166
Table 147 – Forecast Real Losses 2 of 3	166
Table 148 – Forecast Real Losses 3 of 3	167
Table 149 – Initial Balances of the Working Capital	168
Table 150 – Parameters of forecast NCG	169
Table 151 – Benchmark operating due dates North Region	169
Table 152 – Balances with special treatment	170
Table 153 – Settlement of Long-Term Balances	170
Table 154 - Sectorial Charges	171
Table 155 - Transmission Costs	172
Table 156 - Benchmark Revenue and Annual Revenue	172
Table 157 - CVA	173
Table 158 – Solvency Indicator	174
Table 159 – Evolved Gross Income	175
Table 160 – Default	176
Table 161 - Operating Costs and Expenses	177
Table 162 – Costs versus EBITDA	177
Figure 163 – Evolved Costs with Power Purchase	178
Figure 164 – Evolved Transmission Costs	179
Table 165 – PMSO Expenses	180
Table 166 – Analysis of Net Revenue, Costs and Gross Margin	182
Table 167 – Evolved EBITDA, Gross Profit and Expenses	183
Table 168 – Summary Financial Indicators 2017 to 2026 (1 of 3)	184
Table 169 – Summary Financial Indicators 2027 to 2036 (2 of 3)	184
Table 170 – Summary Financial Indicators 2037 to 2047 (3 of 3)	184
Table 171 – Forecast DRE Eletrobras Distribuição Rondônia	185
Table 172 – Forecast Indirect Cash Flow Eletrobras Distribuição Rondônia	186
Table 173 – Forecast Cash Flow to Firm Eletrobras Distribuição Rondônia	187
Table 174 - Results from Appraisal Eletrobras Distribuição Rondônia	188
Table 175 – Valuation Components	188

Ceres )nteligência Financeira	{

Table 176 – Adjusted Enterprise Value	189
Table 177 – Forecast Cash and Gross Debt Balance	189
Table 178 - WACC and BRRL Sensitivity – Enterprise Value	190
Table 179 - WACC and BRRL Sensitivity – Valuation	190
Table 180 – Data from Eletrobras Distribuição Rondônia for appraisal by multiples (R$’000)	191
Table 181 - Multiples Companies Privatized from 1997 to 2000	193
Table 182 - Enterprise Value from the Multiples of Companies Privatized from 1997 to 2000 (R$’000)	193
Table 183 - Multiples Publicly Held Companies	195
Table 184 - Enterprise Value from the Multiples of Publicly Held Companies (R$’000)	195
Table 185 - Multiples CELGD	196
Table 186 - Enterprise Value from Multiples of CELG D (R$’000)	197
Table 187 - Multiples from Share Transfer	199
Table 188 - Enterprise Value of Multiples from Share Transfer (R$’000)	199
Table 189 - Date of Privatization of Comparable Companies	200
Table 190 - Multiples Privatizations from 1997 to 2000	201
Table 191 - Multiples Foreign Transactions	202
Table 192 - Enterprise Value Foreign Transactions	203
Table 193 – Median of Multiples (1 of 2)	204
Table 194 - Median of Multiples (2 of 2)	204
Table 195 - Enterprise Value from the Median of Multiples (R$’000)	205
Table 196 – Market Discount Rates	207
Table 197 – VMU/VNR Ratio 2022 - Machinery and Equipment	208
Table 198 – Grouped Personnel (PMSO) and Realized Accounts 2012-2016 1 of 2	211
Table 199 – Grouped Personnel (PMSO) and Realized Accounts 2012-2016 2 of 2	211
Table 200 – Grouped Materials (PMSO) and Realized Accounts 2012-2016	212
Table 201 – Grouped Service (PMSO) and Realized Accounts 2012-2016 1 of 2	214
Table 202 – Grouped Service (PMSO) and Realized Accounts 2012-2016 2 of 2	215
Table 203 – Grouped Others (PMSO) and Realized Accounts 2012-2016 1 of 3	216
Table 204 – Grouped Others (PMSO) and Realized Accounts 2012-2016 2 of 3	217
Table 205 – Grouped Others (PMSO) and Realized Accounts 2012-2016 3 of 3	218
Table 206 – Re-rating of Asset Balances	219

Table 207 - Re-rating of Liabilities Balances F)GURE L)ST	220

Figure 1 – Owners’ Equity Cost (Ke) Breakdown	35
Figure 2 - Gross Margin and EBITDA Margin 2012 to 2016	52
Figure 3 – Indebtedness Index and Historical Composition 2012 to 2016	52
Figure 4 – Consumption History per Class	56
Figure 5 – Composition of the Power Consumption Comparison	56
Figure 6 - 2047 Total Power Consumption Composition	60
Figure 7 – Power Consumption Forecasting	60
Figure 8 – Consumption Units Forecasting	61
Figure 9 – Voltage Level Percentages	62

Ceres )nteligência Financeira	sr

Figure 10 – Offsetting Evolution of the Evaluated Distributor and Comparison with the Target	92
Figure 11 – Composition and Evolution of the X Factor Components	152
Figure 12 – Target Calculation by Benchmark Comparison	164
Figure 13 – Evolution of Non-Technical Losses (%/ Low-Voltage Market)	167
Figure 14 – Evolved Revenue and Growth Rate	175
Figure 15 – Evolved Default	176
Figure 16 – Evolved Operating Costs	177
Figure 17 - Costs versus EBITDA	178
Figure 18 – Evolved PMSO	180
Figure 19 – Forecast Effective and Regulatory PMSO	181
Figure 20 – Evolved Operating Indicators: Gross Margin	182
Figure 21 – Evolved Operating Income: EBITDA Margin	183

Ceres )nteligência Financeira

ss

Introduction

Purpose

The purpose of this paper is to issue a Financial & Economic Evaluation Report on Eletrobras Dis-tribuição Rondônia and on the execution of a new Concession Contract, in order to shore up the accurate dimensioning and provide technical support in the business deals of the Company.

The purpose of the financial evaluation, besides the main point of determining the business Valuation, is to present scenarios, existing synergies for the business, and value possibilities that may be perceived by the market, as well as associated liabilities. From the company’s viewpoint, the discounted cash flow method reckons in numbers and at present value the whole dimension of the business, on a realistic basis, and taking into account potential points of exploitation of the concession contract, in view of the current structure.

Added hereto are the sensitivity analysis and the risk analysis, in addition to other valuable methods, such as comparative evaluation by multiples or similar transactions, aiming at reaching the clearest perception of the business value interval and possible structures that could make the transaction more efficient, both for the buyer and the seller.

Disclaimers

The job described in this paper was developed according to information obtained from sources appointed by Eletrobras Distribuição Rondônia and data delivered by ANEEL.

This evaluation does not take into account the penalties for electricity over-contract by the enterprise at issue, because it was assumed that the new utility company could afford settling its positions at market prices. Ceres hereby highlights that sudden changes in macroeconomic indicators and electricity prices may have some bearing on the values pointed out herein.

Please note that this paper does not contain a Compensation Basis added by the enterprise’s current PP&E positions. The accounting entries covering the current PP&E positions may be found in section “Comments on Current Assets” for invertors’ information.

Ceres )nteligência Financeira

st

Methodology

Evaluating a distributor is based on the set of regulations making up the tariff review base applicable to inter-cycle tariffs and tariff readjustments, as well as on the economic pillar of effective forecasts, especially about costs incurred and capital invested. The set of regulations gives direction to the Required Revenue, which is the criterion to set the tariffs used by the distributors. Such tariffs arise from tariff reviews, decomposed from Installment A (non-manageable costs) and Installment B (manageable costs).

Tariff reviews are based on “tariff moderateness” and “continued award to efficiency” principles, with the different complexity/size areas being taken into consideration.

Costs and expenses, taxes, working capital, provision for indemnities and contingencies, and real disbursements supplement the economic flow, to be dimensioned in forecast and at present value, for business analysis.

Please find below some directives forming the tariff review base, dimensioned at the Tariff Level and specified in PRORET (Portuguese acronym standing for “Tariff Regulation Procedures”). The cash flow and the capital cost definition methods used in this evaluation are detailed below. As a final point, find our comments on this paper’s directives for specific approaches and risk analysis.

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PRORET (Tariff Level)

General Procedures

Electricity distribution public service utility companies (hereinafter referred to as “distributors”) tariff level in Brazil is regulated by ANEEL as stipulated in PRORET documentation. This section summarizes the main methodological elements of the Tariff Review Process according to PRORET Submodule 2.1 (version 2.2 effective as of 6/27/2016) and the Tariff Readjustment Process according to PRORET Submodule 3.1 (version 1.4 effective as of 3/28/2016).

This paper contains a description of the forecast methods per element of Installment A and Installment B, while this section is dedicated to tariff calculation methodological indication.

Tariff Review

The Required Revenue calculated in the distributors’ tariff level definition comprises the sum of two installments, namely Installment A and Installment B.

44 L 82# E 82$

Where: · · ·

44 means Required Revenue;

82# means Value of Installment A, which comprises the costs related to the electricity genera- 82$and means transmission Value of Installment business, including B, which own comprises generation typical and costs industry-related of distribution charges; and customer management.

Installment A is obtained by the sum of the following elements:

82# L %' E %6 E '5

Where: ·	82# means Value of Installment A;
· ·	%' %6 means means cost cost of of connection electricity acquisition to and use and of distribution/transmission own generation;	systems;
·	'5 means industry-related charges defined in specific law;

Value of Installment B is calculated in the tariff review process, according to distributor’s review schedule

(every five years), in line with the following equation:
82$ L :%#1/ E %##; H :s F 2à F /+3; F 14
Where: ·	82$ means Value of Installment B;
· ·	%## %#1/ means means Annual Administration, Cost of Assets; Operation & Maintenance Cost;

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·	/+3 2à means means 2× in Market the Quality X Factor Adjustment Improvement (Submodule Factor, Incentive 2. calculated 5); Mechanisms with the same calculated calculation with the methodology same calculation as ele-
·
·	methodology14 means Other as element Revenue, Q in calculated the X Factor according (Submodule to Submodule 2.5); 2.7;

Administration, Operation & Maintenance Costs are comprised of the following elements:

%#1/ L %1 E 4+

Where: ·	%#1/ means Administration, Operation & Maintenance Cost;
· ·	%1 4+ means Other operating Unrecoverable costs Revenue;

The Annual Cost of Assets is calculated by the sum of the following elements:

%## L 4% E 344 E %#+/+

Where: · · · ·	%## means Annual Cost of Assets; 4%344means means Yield Statutory on Capital, Reintegration including Quota; income taxes and contributions; %#+/+ means Annual Cost of Property & Equipment;

Yield on Capital is calculated through the following equation:

4% L :$44H F 4)4; HNêÔÖÖ E4)4 HNåÚå E4%È¾

ÛÝé

Where: ·	4% means Yield on Capital;
· ·	$44H 4)4 means means the Statutory debt balance Net Yield of the Base, Global according Reversal to Submodule Reserve; 2.3;
· · ·

N NåÚåêÔÖÖ means ÛÝé means RGR Real capital Capital cost, Weighted weighted Average per destination Cost before (PLPT Taxes, and according non-PLPT), to Submodule according 2.4; to Submodule4%È¾ means 2.4; Yield on Investments obtained from Special Liability funds.

Yield on Investments obtained from Special Liability funds is calculated through the following equation:

%#1/

4% L NsFP F NÙ Hr,wH2 H ~~È¾~~ H1'5

È¾ ~~%#1/ E %## F 4%~~ Õ

Where: ·	N 4% means È¾ means Owners’ Yield on Equity Investments Cost (nominal); obtained from Special Liability funds;
· ·	NÙ ã means Yield on risk-free Assets (nominal);
· ·	P2 means means Income Owners’ Taxes Equity and Share Contributions; in Total Equity;
· ·	%## %#1/ means means Annual Administration, Cost of Assets; Operation & Maintenance Cost;
·	1'5Õ means Gross Special Liabilities;

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The Statutory Reintegration Quota corresponds to the installment that takes into account depreciation and amortization of investments made, and recomposes the assets assigned to the service provision over their lifespan. It is calculated through the following equation:

344 L $44> H Ü

Where:

· 344 $44>means Statutory Reintegration Quota;·· means Statutory Gross Yield Base;

Ü means Facilities depreciation average rate, calculated based on Table XVI in the Annex to the Electricity Market Equity Control Manual (MCPSE) approved by REN 367/2009 – ANEEL.

Annual Cost of Property & Equipment refers to short-term recoverable investments, such as investments in hardware, software, vehicles and office building infrastructure.

%#+/+ L %#. E %#8 E %#+

Where: ·	%#+/+ means Annual Cost of Property & Equipment;
· ·	%#8%#. means means Annual Annual Cost Cost of of Rents; Vehicles;
·	%#+ means Annual Cost of Computer Systems;

Annual Cost of Rents is calculated through the following equation:

     Hd s E NÐº¼¼ %#. L $#4º ~~87~~ t ÛÝé h

Where: · · ·

%#. means Annual Cost of Rents;

$#4º means the statutory annuity base amount regarding investments in office building infra- structure,87 means as the per lifespan, Submodule as defined 2.3; in Table XVI of the Annex to the Electricity Market Equity Control Manual (MCPSE).

Annual Cost of Vehicles is calculated through the following equation:

     Hd s E NÐº¼¼ %#8 L $#4Ï ~~87~~ t ÛÝé h

Where: · · ·

%#8 means Annual Cost of Vehicles;

$#4Ï means the statutory annuity base amount regarding investments in vehicles, as per Sub- module87 means 2.3; the lifespan, as defined in Table XVI of the Annex to the Electricity Market Equity Control Manual (MCPSE).

Annual Cost of Computer Systems is calculated through the following equation:
%#+ L $#4Â Hd~~87~~[s]	E NÐº¼¼t ÛÝé h
Where:
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· ·	%#+ $#4Â means means Annual the statutory Cost of annuity Computer base Systems; amount regarding investments in computer systems, as
·	87 means Submodule the lifespan, 2.3; as defined in Table XVI of the Annex to the Electricity Market Equity
Control Manual (MCPSE).

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Annual Tariff Readjustment

Every year where there is no Ordinary Tariff Review, the adjustment formulas contained in Submodule 3.1 in PRORET are to apply. In such years, VPB is not calculated, but adjusted for money value at IGP-M and also considering the X Factor.

In its turn, Installment A is calculated by taking into account the conditions on the Former Reference Date (DRA) and the Reference Market, as follows:

1.	For electricity bought: “Electricity Bought” amount valued at “Average Price of Transfer” consid- ered in the former year’s readjustment or review;
2.	For connection to distribution/transmission systems and for TUSDg-T and TUSDg-ONS ele- ments: values considered in the former year’s readjustment or review;
3.	For use of distribution/transmission systems: amounts of power demand retained in the refer- ence period and associated electricity, valued at the respective tariffs considered in the former year’s readjustment or review; and
4.	For the other items in Installment A: values resulting from applying the relevant tariff elements, in force on the Former Reference Date (DRA), to the Reference Market, so as to assure eco- nomic neutrality of industry-related charges.

Value of Installment A, given the current juncture on the in-processing readjustment date (DRP), and the Reference Market, is calculated from different tariffs according to the electricity source, i.e., own generation, PROINFA, Itaipú and other agreements and contracts.

Value of Installment B, given the current juncture on the Former Reference Date (DRA), and the Refer-

ence Market, is calculated as follows:

82$4 L4#4 F82#4

Where: ·	4# 82$4 means Installment B in current juncture on DRA;
· ·	82#4 means means Annual Installment Revenue A in on current DRA juncture or “Reference on DRA; Revenue”;

Value of Installment B, given the current juncture on the in-processing readjustment date (DRP), is calculated as follows:
82$5 L 82$4 H :+)2/ F :;

Where: ·	82$ 82$[5] means Installment B in current juncture on DRP;
· ·	+)2/ means means Installment General Price B in Index current by juncture Getúlio Vargas on DRA; Foundation (FGV);

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  : means the value to the subtracted from IGP-M with a view to sharing with users and custom- ers of distributor the competitiveness and corporate efficiency gains estimated for the period, thus contributing to tariff moderateness, as per Submodule 2.5.

Hence, the Annual Revenue is the new revenue of the utility company on the DRP and corresponds to the sum of the new Installment A and Installment B, as follows:

4#5 L :82#5 E82$5;

Where: ·	82# 82$[5] means means Installment Installment B A in in current current juncture juncture on on DRP; DRP;
·	5

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Operating Costs

Abstract

At this stage, we calculated items related to the tariff level cost elements. The operating costs calculated for the distributor take into account the own costs and the other distributors’ costs. The other distributors are included in the calculation to form the efficient cost target of the distributor under evaluation. The Statutory Operating Costs are forecasted from two angles:

1.	Statutory Cost from Nov/2017 to Nov/2023 equivalent to such value as specified in Technical Note 149/2017 SRM/SGT/SRD/SFF/ANEEL;
2.	Statutory Cost calculation from Nov/2023 through such methodologies as described in Submod- ules 2.2 and 2.2-A of PRORET, considering the information obtained from RT 2013, SAMP, BDGD and Financial Statements as the reference values.

Accordingly, the operating costs calculation as of 2013 adhered to the following brief plan of work:

1.	Collect data from ANEEL documents;
	a.	PRORET submodule 2.2
	b.	PRORET submodule 2.2-A
	c.	APPROVAL RESOLUTION # 1.858 DATED FEBRUARY 27, 2015;
	d.	Technical Note 409/2013-SRE/ANEEL;
2.	Market Data Collection from SAMP (Economic Regulation Market Information Monitoring Sys- tem);
3.	Data Collection of distributor’s structure from BDGD (Distributor’s Geographic Database);
4.	Data Collection from the two most-recent annual Financial Statements available;
5.	Updating Factor Calculation based on the methodology of Module 2.2, V2.0, PRORET;
6.	Efficient Costs Interval Calculation;
7.	Operating Costs Target Definition;
8.	Operating Costs Revenue Calculation;
9.	Report containing all the calculations made and results obtained upon the application of the proposed methodology;

Please find below a detailed description of such stages.

Database

Inputs

The Operating Costs calculation required:

1. Information about Cycle 3 Installment B review and parameters, applicable to Distributor;
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2.	Submodules 2.2 and 2.2-A of PRORET;
3.	Statutory PMSO, effective from Nov/2017 to Nov/2023, according to Technical Note 149/2017- SRM/SGT/SRD/SFF/ANEEL and Technical Note no. 293/2017-SGT/ANEEL;
4.	Data on underground network, air distribution network, high voltage network, consumer-units, weighted market, non-technical losses, discontinued consumer/hour, regarding the next tariff review;
5.	Access to SAMP;
6.	Data from BDGD.

Operating Costs Revenue Calculation

Inputs

Additional revenue in connection with operating costs from Nov/2017 to Nov/2023 corresponds to the amount entered in the last column of the table in Item 43 of Technical Note 149/2017 SRM/SGT/SRD/SFF/ANEEL. As specified in TN 149, the additional revenue amounts are adjusted at IPCA from the 2016 tariff process through the 2017 tariff process date; after that period, Installment B is adjusted at IGP-M and the X Factor.

Data required for Operating Costs Revenue calculation as of 2023 were taken from the technical note of the most recent tariff review of Distributor:

1.	Value of operating costs approved in the most recent tariff review, adjusted;
2.	Value of Installment B in the most recent tariff review;
3.	X Factor’s T Element in the most recent tariff review;
4.	Installment B revenue in the test-year; (it is calculated based on the distribution tariffs arising from the tariff opening of the most recent readjustment, applied to the market in the test-year);
5.	Number of years in the utility company’s tariff cycle.

Calculation Methodology %1ºç L %1ËØé F82$ 82$ËØé:s :sFF6 :sF ;Ç?5 6ËØé ;Ç?5 ; . 82$ºç
ËØé	ËØé

Where:

%1 operating costs revenue in the test-year;

%1ºç value of operating costs approved in the most recent tariff review, adjusted;

ËØé

: value of Installment B in the most recent tariff review;

82$ËØé 6

X Factor’s T Element defined in the most recent tariff review;

82$ test-year;

:

Installment B revenue in the

ºç

N: number of years in the utility company’s tariff cycle.

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Results

Based on such calculations, we tried to identify the magnitude relating to the statutory operating costs in Installment B formation in the most recent review;

Operating Costs Target Calculation

Inputs

1.	Result of operating costs revenue calculation;
2.	Efficient statutory operating costs ceiling;
3.	Efficient statutory operating costs floor;
4.	Real Average OpEx (for average OpEx calculation, the average value of real operating costs, in the two consecutive years nearest the tariff review, considering the most recent information available, with money value adjustment at IPCA, through the tariff review date, was taken into account).

Calculation Methodology %1

ØÙ Lmin:max:%1ºç ;.+;;.5;

Where:
%1
: Efficient statutory operating costs value;
.5 ØÙ
: Efficient statutory operating costs ceiling;
: Efficient statutory operating costs floor;
.+

and

%1 L min Ln¿ ¨~~%1ØÙ~~ Fsn;w%M
~~%1ºç~~

and	%1çÔåÚØç L %1ºç :s G %1;Ç
%1%1:Where:çÔåÚØçstatutory : operating operating costs costs target annual adjusted fluctuation; to annual fluctuation ceiling;
and
%12çÔåÚØç L s.t. 1LATÔéÚt E %1çÔåÚØç

Where:

%12

: statutory operating costs target with sharing;

1LAT çÔåÚØç:

real operating costs average;

ÔéÚ

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Results

The efficient operating cost value was defined by comparing the operating costs revenue at the time of the review with the efficient operating costs interval for the utility company at issue.

Efficient Costs Interval

Inputs

1.	Efficiency reference (76% as per PRORET);
2.	OpEx (Annex II in PRORET);
3.	Statutory operating costs ceiling;
4.	Statutory operating costs floor;
5.	Efficiency interval ceiling calculated for the company;
6.	Efficiency interval floor calculated for the company;
7.	Updating factor.

Calculation Methodology	.5 L Ù . à ~~à~~æèã .1LAT .+ L Ù . ~~à~~ àÜáÙ ~~åØÙ~~ .1LAT ~~åØÙ~~

.5: Where: Statutory operating costs ceiling;
à.+ àæèãStatutory : Efficiency operating interval costs ceiling floor; calculated for the company;
à 1LAT:ÜáÙ: Efficiency Efficiency Company’s interval reference; real operating floor calculated cost used for the to calculate company; efficiency;
Ù: Updating factor.

Results

The efficient cost intervals were used to calculate the Operating Costs Target.

Updating Factor

Inputs

1.	Product weight in “t” and “t+1”;
2.	Input weight in “t” and “t+1”;
3.	Company’s scale factor in “t” and “t+1”;
4.	Products in “t” and “t+1”.

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Calculation Methodology
1LATØÙ L ~~Q~~[s] LÍÝ@5à RÝ UÜ E îM

1LAT Where: U ØÙ: the efficient cost estimated for the utility company;
I: Q RÝÜ : : weight weight company’s total products; assigned assigned product to to the product “j”; input; “j”;
î: company’s “scale factor”.
Ù L 1LAT ~~1LAT~~ØÙç>5~~ØÙ~~ ç . +2%# +2%#ç>5 ç

Where:

1LATØÙ

ØÙ ç>5 ç : efficient cost estimated on the tariff review base date;

1LAT efficient cost estimated on the efficiency calculation base date;

: IPCA index number in the month preceding the tariff review base date;

+2%#ç>5 +2%#ç

: IPCA index number in the month preceding the efficiency calculation base date.

Results

The Updating Factor was used to calculate the efficient cost intervals.

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The X Factor Calculation

The X Factor is mainly aimed at assuring that the balance between efficient revenues and expenses, set at the time of the tariff review, is maintained during the tariff cycle.

The approach adopted by ANEEL to calculate the X Factor aims to define it from potential productivity gains compatible with the market growth level, the number of consumer-units, and the service quality, in addition to fostering a transition of efficient operating costs.

In order to meet that purpose, the X Factor is comprised of three elements, namely:

(=?PKN L 2× E3 E6

Whe : P r e: oductivity gains from distribution; Q: Technical and commercial quality of the service delivered to consumers;

2

T: Operating costs trajectory:

The Pd and T elements are defined ex ante, i.e., at the time of the tariff review. The T element calculation rule is described in Submodule 2.2 – Operating Costs. The Q element is specified per tariff repositioning ex post with technical and commercial quality data for the two previous years, available in April each year.

Productivity gains from distribution (Pd)

Inputs

1.	Total productivity of factors;
2.	Electricity variation invoiced by the utility company between the last two cycles;
3.	Growth of electricity invoiced by the market between the last two cycles;
4.	Variation of the utility company’s consumer-units between the last two cycles;
5.	Variation in the number of consumer-units in the market between the last two cycles.

Methodology

2 :E; L26(Er.svHk /9D:E; F $$$$$$$$$oFr.rvH: 7%:E; F $$$$$$;

×

PTF: Average productivity of the distribution segment at s.wu% p.a.; f f

MWhi: Market average annual variation of utility company òió from the former tari review through the MWh : Distributorsï market average annual variation at v.xw% p.a.; current tari review; UC:i;: Average annual variation of in the number of consumer units invoiced by the utility company òió f f

     UCi: Average annual variation in the number of consumer units at u.u{% p.a.; from the former tari review through the current tari review;

D

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Results

With the X Factor’s Pd Element, the review may comprise the potential productivity gains arising from electricity distribution, estimated from the ratio between market growth and increased costs of that business.

Please note that in the evaluation such factor will be set at zero between the agreement execution date and the first subsequent ordinary tariff review, as highlighted in the draft2 agreement.

Technical and commercial quality of service delivered to consumers (Q)

The technical and commercial quality (the Q element) incentive mechanism is specified every tariff readjustment ex post with the technical and commercial quality data for the last two years, available in April each year.

Operating costs trajectory (T)

The X Factor’s T Element is aimed at setting a trajectory in the statutory operating costs definition. Essentially, it is a transition between different methodologies to set the efficient operating costs. The operating costs calculation methodology is described in section “Operating Costs”.

Inputs

1.	Operating Costs Revenue;
2.	Operating Costs Target;
3.	Current tariff review Installment B value;

Calculation Methodology

0

%1 L%1 E k%1çÔåÚØç F %1ºço

ã ºç

6ã L Ls F ¿7-¨~~%1~~ %1~~çÔåÚØç~~ã MH ~~82$~~ %1 ~~ã~~

Where:

2 Draft Agreement, Official Letter 113/2017-DR/ANEEL, 05/03/17, from Romeu Donizete Rufino, Procedure 48510.000502/2017-00, Clause 19 – Transient Provisions, Section 3, Item I: “The value of the X Factor’s Pd Element shall be set at 0 (zero)”.

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: operating costs revenue in the test year;

%1ã: statutory operating costs value to be taken into account in the current tari review;

%1ºç f

%1 : operating costs target adjusted to annual fluctuation ceiling; N: number of years in the utility companyïs tari cycle; f review )nstament B value. 6 : the X factorïs operating costs òtrajectoryó element for the current review; 82$ã: current tari

Results

The result of the abovementioned calculations is the X Factor’s operating cost “trajectory” element. The T element was used to deduct or add part of the operating costs from or to the tariffs, gradually, over the Distributor’s review cycle.

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Other Revenue Calculation

Other Revenue calculation to be taken into account in the tariff readjustment is based on Submodule 2.7, V2.1, in PRORET. By definition, “Other Revenue” is classified in two groups, namely: (1) Revenue inherent to electricity distribution service; and (2) Revenue from other business segments. Each type of Other Revenue account has a revenue sharing ratio defined by PRORET, which is used to calculate the Other Revenue value to be discounted from Installment B in the tariff review process, with a view to encourage the service provision efficiency.

82$ L :%#1/ E %##; H :s F 2à F/+3;F 14

CAOM Administration, Operation & Maintenance Cost; CAA: Annual Cost of Assets;

M)Q: Quality )mprovement )ncentive Mechanism; and 2 : Market Adjustment Factor; OR: Other Revenue.

Revenue inherent to electricity distribution service

Non-tariff revenue related to electricity supply, invoiced with billable services. The sharing of such revenue was 60% (of gross revenue) assigned to consumers of the distribution service and 40% to the utility company, with a view to encourage the service provision efficiency.

Revenue from other business segments

Revenue from activities of an economic nature that is accessory to the concession contract or permit agreement, performed for its own account and risk.

Proper Accessory Activities: regulated activity delivered by the distributor only and subject to inspections.

The sharing of revenue from proper accessory activities was 60% (of gross revenue) assigned to consumers of the distribution service and 40% to the utility company, with a view to encourage the service provision efficiency. Such amount was discounted from Installment B, variable Other Revenue (OR).

Complementary Accessory Activities: non-regulated activity, the delivery of which is related to the distribution service fruition, and which may be delivered either by the distributor or by third parties, subject to the consumer code rules and antitrust laws.

The sharing of revenue from complementary accessory activities was 60% (of gross revenue) assigned to consumers of the distribution service and 40% to the utility company, with a view to encourage the

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service provision efficiency. Such amount was discounted from Installment B, variable Other Revenue (OR). Exception being made to items (8), (10), (11) and (13), where the sharing ratio was 30%, and item (14), where the sharing ratio was 50%.

Table 1 – Other Revenue Sharing (%)

Other Revenue Sharing	
Activities inherent to the distribution service	
Billable services	60%
Proper accessory activities	
Collection of covenants or values through the invoice	60%
Collection of third-party invoices through own structure	60%
Advertising placement	60%
Rent or paid assignment of real estates and rooms	60%
Infrastructure sharing	60%
Technical evaluation and meter gauging	60%
Tax liability service commissioning	60%
Complementary accessory activities	
(1) electricity distribution networks, aimed at land regularization of specific interest and to the service of the enterprises of multiple consumer units	60%
(2) electricity networks for access to the transmission or distribution systems	60%
(3) electricity substations	60%
(4) internal electrical installations of consumer units	60%
(5) capacitors bank	60%
(6) input patterns of consumer units serviced at low voltage	60%
(7) electric power metering systems	60%
(8) generators, including distributed microgeneration and minigeneration sets	30%
(9) public lighting systems	60%
(10) Efficiency of electric power consumption and installation of qualified cogeneration, provided they are not included in R&D or Energy Efficiency projects established by law.	30%
(11) Data communication services (including PLC)	30%
(12) Consulting services	60%
(13) Commercialization of property rights and products obtained in a Research and Development (R&D) project regulated by ANEEL, with proof of resource allocation for Northern, Northeastern, and Midwest regions.	30%
(14) Commercialization of property rights and products obtained in a Research and Development (R&D) project regulated by ANEEL, with proof of resource allocation for Northern, Northeastern, and Midwest regions.	50%

Source: Prepared by us, based on Submodule 2.7 in PRORET.

General Rules

Revenues deemed a reference to reach tariff moderateness shall correspond to the average revenue invoiced plus taxes, in the 36 months preceding the 6th month before the review date, updated at IGP-

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M[3] until the review date, multiplied by 12, as defined in Chapter 3 "Other Revenue Methodology" of Submodule 2.7 in PRORET.

- In the event the activity was started within a period shorter than 36 months, then we considered the average revenue invoiced until the 6th month before the review date, updated at IGP-M, multiplied by 12.

Unrecoverable Revenue

The statutory unrecoverable revenue was calculated according to PRORET, Submodule 2.2, V2.0, Chapter 4 "Unrecoverable Revenue Methodology". The unrecoverable revenue value to be considered in the tariff review process encompasses two sides: unrecoverable revenue related to values invoiced with industry-related charges and other items of required revenue added by the tariff band estimated invoicing values.

This second portion is calculated as follows:

$$V_{RI} = \frac{RR + Band\ Revenue - Charges}{1 - ICMS - PIS - COFINS} x \left\{\sum\nolimits_{C} (\rho_c x RI_c)\right\}$$

Where:

VRI: unrecoverable revenue value to be taken into account;
RR: Required Revenue;
Band Revenue: tariff band estimated revenue
Industry-Related Charges: values of industry-related charges defined in the tariff review;
ρc: class C consumers participation in total revenue verified in the test-year.
RIc: statutory unrecoverable revenue ratio, regarding Class C, in the group which the company belongs to.
ICMS: Tax on Goods and Services Marketing
PIS: Social Integration Program
COFINS: Contribution for Social Security Financing

The unrecoverable revenue ratios to be taken into account per company, per consumption class, are described in the following table. These amounts have been kept constant over the years.

[3] Value updating calculation: A * updating at IGP-M thru review date * 12.
Wherein, for updating in:
2015 and 2016: A = average revenue invoiced in the last 12 months, as of the 2nd month before the tariff review date;
2017: A = average revenue invoiced in the last 24 months, as of the 6th month before the tariff review date;
2018 on: A = average revenue invoiced in the last 36 months, as of the 6th month before the tariff review date.

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Table 2 – Unrecoverable Revenue per Consumption Class[4]

Company	Houses	Plants	Business	Farms	Govern-ment	Street Lights	Public Ser-vice	Group
Amazonas Energia	1.88%	1.50%	0.98%	1.98%	0.28%	0.05%	0.08%	Group 1
Ceal	1.44%	1.05%	0.72%	1.18%	0.23%	0.05%	0.06%	Group 1
Cepisa	1.29%	0.94%	0.55%	1.18%	0.22%	0.05%	0.05%	Group 1
EletroAcre	1.14%	0.78%	0.55%	1.07%	0.20%	0.01%	0.02%	Group 1
Ceron	0.86%	0.50%	0.48%	0.81%	0.11%	0.01%	0.01%	Group 1
Boa vista	0.08%	0.00%	0.06%	0.02%	0.00%	0.00%	0.00%	Group 2

Source: ANEEL PRORET 2.2A V1.0

The portion of unrecoverable revenue regarding industry-related charges is calculated through the following equation:

$$V_I = \frac{Encargos\ Setoriais}{1 - ICMS - PIS - COFINS} x \{\sum_C (\rho_C x RI_i)\}$$

Where:

VI: unrecoverable revenue value to be considered related to industry-related charges;
Industry-Related Charges: values of industry-related charges defined in the tariff review;
ρc: class C consumers participation in total revenue verified in the test-year.
R/i: Median of ratios of unrecoverable revenue of the company, related to Class C, verified from the aging of the period from 49 to 60 months in the year preceding the tariff review year.

The real ratios of unrecoverable revenue per consumption class are limited to the values shown in the following table. Such values were perpetuated for the evaluation.

Table 3 – Unrecoverable Revenue Limits – Neutrality of Charges[5]

Class	Houses	Plants	Business	Farms	Government	Street Lights	Public Service
Group 1	2.11%	2.95%	1.28%	3.56%	2.00%	3.29%	2.23%
Group 2	0.47%	0.49%	0.54%	0.36%	1.21%	3.66%	0.15%

Source: ANEEL PRORET 2.2A V1.0

[4] PRORET Submodule 2.2, Normative Resolution 660/2015 dated 04/28/2015
[5] PRORET. Submodule 2.2. REN no. 660/2015

Ceres Inteligência Financeira 31

Statistical Techniques

During the project, statistical techniques were worked, such as the multi-varied analysis for demand forecast and sensitivity analysis.

Financial Techniques

Please find below the techniques that are comprised by the methodology of the financial and economic analysis for the evaluation. You may see the description of the Free Cash Flow to Firm. Then, you will find the analysis on the composition and formation of the capital cost that reflects the discount rate compatible with the business risk.

Discounted Cash Flow

Introduction

The technique used for evaluation is based on the Discounted Cash Flow methodology, which is supported on the hypothesis that the value of a project depends on its capacity to generate wealth in the future. Revenues, costs, expenses, investments and other working capital requirements are estimated, in addition to all the items that affect the enterprise’s cash fluctuation, for a given period of time.

Seeing as the generated cash flow values occur in different time spans, these must be summed and compared in a current equivalence. Thus, the net balances reckoned per period are taken to present value at a discount rate reflecting the risks inherent to the business, added by the risk-averse investors opportunity cost, i.e., an attractiveness rate reflecting the business capital providers opportunity cost.

Such rate is given by value parameters generally offered by government bonds, incorporates the specific risk of the business, and is calculated based on CAPM (Capital Asset Pricing Model). By that model, the project owners’ equity (Ke) cost is calculated.

To calculate the project values, the owners’ equity cost (Ke) is weighted with the third-parties’ equity cost (Kd), in proportion to the capital structure used in the project, resulting in the enterprise’s WACC (Weighted Average Cost of Capital).

There are different versions of the Discounted Cash Flow methodology, and this paper adheres to the Free Cash Flow to Firm (FCFF) approach.

Free Cash Flow to Firm – FCFF

The Free Cash Flow to Firm approach uses the weighted average capital cost (WACC) to discount at present value the free cash flow to firm. Hence, all resources available for dividend distribution or reinvestment are taken into account, but amortization flows and third-party debt interests paid are not considered, the yield on which is implied in estimated WACC rate. The firm flow is recommended for the evaluation at issue because it foresees the likelihood of permanent leverage over the concession contract period.

Capital Asset Pricing Model – CAPM

Introduction

The owners’ equity cost (Ke) calculation is primarily based on the business risk analysis, added by the economy’s risk-free yield rate, generally given by the yield offered by government bonds.

At first, companies of the industry serve as the basis, measuring the price fluctuation of their shares in the money market, against the economy oscillations, mirrored on some market index, for instance.

One of such measures is by Beta, which represents a multiplier in relation to the return fluctuations of companies in a given segment in relation to the market and is equivalent to the risk of the segment analyzed. Primarily, we take a weighted average of such measure for the industry, excluding the indebtedness weight. That indicator represents an average and time relation between the returns on the shares selected in relation to the economy, which was highlighted here by the S&P500 returns fluctuation, an index that captures a good deal of transactions in the US market. Therefore, compared are the fluctuations of the prices in dollars of the shares in the public companies that operate in the same industry as the enterprise analyzed, with the S&P500 index fluctuations.

The purpose of this process is to obtain the additional risks of the business at issue in relation to the economy. Therefore, the result of the return expected and required on the business would be a risk free yield rate, in line with the rates offered by the government, added by the economy rate in general, plus the profits or minus the losses of the business, in comparison with the economy as a whole. Hence, a single rate synthesizes the yield required by a business, contemplating all the risks inherent in their fluctuations of income and cash, and adds the gains on zero risk investments, given in traditional short-term investments offered by the government.

Whereas we used indexes present in the US and global economy, calculated in dollars, considering the purpose of accuracy of inter-industry risk levels, therefore, utilization and supplementation in calculating the risks present in Brazilian interest rates in relation to the global market are necessary.

For risk-free and government rates, we used the 10-year US treasury bonds, marked to market continuously (Constant Maturity Bond). Thus, the risk elements present in the Brazilian interest rate, as the uv Ceres )nteligência Financeira country risk premium, regarding the credit risk in the Brazilian Economy against the global market, and the exchange risk, showing the uncertainties about the R$ fluctuation against the USD, must be included. Both of them are already included in SELIC interest rate or government bonds with future maturities, the reason for such inclusions, for they represent the risk-free opportunity cost in Brazil.

For the country risk premiums, we used the difference between FRA for Exchange Coupon, contracts traded in BM&F-BOVESPA, and the Risk Free Rate calculated through the Treasury Bonds.

In order to calculate the exchange risk premium, we used the real difference between the DI – 1-day contracts, FRA for Exchange Coupon, denominated in Forward Premium, both the agreements traded in BM&F-BOVESPA, and which translate the expected price fluctuations between the Brazilian interest rates in the future market against Brazilian external fund-raising in USD. Hence, it is impossible to obtain, from its quotation, the exchange premium, after the adjustments for inflation between the countries (IPCA minus CPI forecast).

In brief, the evaluation uses the Discounted Cash Flow methodology, which is supported on the hypothesis that the value of a project depends on its capacity to generate wealth in the future. Seeing as the value to be produced will occur in different time spans, all of them must be brought to present value at a discount rate reflecting the risks inherent to the estimated flow, i.e., an attractiveness rate reflecting the opportunity cost of several business capital providers, the business risk included. Such discount rate is calculated based on CAPM (Capital Asset Pricing Model). Such model allows calculating the owners’ equity cost (Ke), to be associated with the third-parties’ equity cost (Kd), defining the WACC – Weighted Average Cost of Capital.

Please find below the Ke formation detailing:

Figure 1 – Owners’ Equity Cost (Ke) Breakdown

- -Ø - Cost of Equity	Source: Ceres Inteligência Financeira
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- Rf_{reais} - Risk Free Rate
- $Rf_{T-Bonds}$ - Risk Free Rate in USD
- β - Beta
- $Rm_{S\&P500}$ - Market Return Rate
- MRP - Market Risk Premium
- Rp - Country Risk
- $R_{cambial}$ - Exchange Risk
- $(f - s)$ - Forward Premium
- $E_t(s_T - s_t)$ - Expected Exchange Fluctuation (approached by Purchasing Power Parity [PPP] as the expected inflation between the countries).

Cubic Spline Interpolation

Cubic Spline consists of a numerical interpolation methodology, which uses 3rd order polynomials. It is characterized by the cushioning or smoothness that it presents in the transition from one point to another.

Since many of the rates required for Ke composition need to be worked on the curve and only a few observations of rates with specific due dates are available, we need to find values outside these control points to plot a curve that represents the entire period. Thus, to establish an interest curve based on futures, options and derivatives contracts in general, we must use some interpolation technique to fill in the whole curve. In this case, we use Cubic Spline Interpolation.

Risk Free Rate

The owners' equity cost calculation is primarily based on the business risk analysis, added by the economy's risk-free yield rate. As the US economy has more diversity in its indexes and is still considered as an international standard of a risk-free economy, at least so far, the rates practiced by the US Treasury are generally used as a parameter, such as the Treasury Bonds (T-Bonds) as the initial standard.

The rate was constructed using the interest rate curve, a practice that must be respected due to the impossibility of short-term flows being remunerated at long-term rates, since they will be subject to a marked-to-market interest rate curve in the redemptions of these investments.

Ceres Inteligência Financeira 36

Beta

That indicator represents an average and time relation between the returns on the shares selected in relation to the economy, which is usually highlighted by the S&P500 returns fluctuation, an index that captures a good deal of transactions in the US market.

The leveraged Beta of each company is obtained by tilting the linear regression between the historical logarithmic returns of these assets and the market index. Then, the unleveraged Beta is obtained for each company by adjusting their Debt to Equity (D/E) ratios. Finally, the unleveraged betas of each company are weighted by their Enterprise Value, thus achieving the unleveraged Beta for the resulting Beta, unleveraged, for the industry, which is then re-leveraged in order to consider the fraction of systemic risk corresponding to the relevant company indebtedness effect.

Market Risk Premium

The Market Risk Premium represents the yield expected by the market, taking into account the additional risk in relation to the risk-free rate that practiced therein. The Market Risk Premium is calculated based on the difference between the returns on the S&P500 Index and the perpetual 10-year US Treasury Bonds (Constant Coupon Bond), marked to market annually, considering a long-term window of time. That is, to estimate the Market Risk Premium, the difference between the return on the S&P500, adjusted for dividends and the return on Treasury Bonds, was taken into account.

For the calculation of the return on T-Bonds, the constant maturity bonds, i.e. 10-year-maturity marked-to-market perpetual bonds, are taken into account, assuming the repurchase of the bond at the end of each year. Thus, this return is composed of two components: the yield hired for the year in which the bond was held by the investor and the paper price fluctuation to market due to the changes in the interest rate offered at the end of the year.

Country Risk

As previously mentioned, the CAPM model structuring based on the rates practiced in foreign markets, especially those found in the US market, is more advisable due to the diversity of business segments found in their stock market indices, which explain more comprehensively the relative risks between segments and companies in an economy. However, for application in the countries of origin, it is necessary to adjust the country-specific credit risks, since the US risk-free rate is used, based on T-Bonds, debt securities issued by the United States. The measurement of this risk spread, which applies to developing economies, including Brazil, is denominated country risk. The option recommended in this paper, for a better adjustment, is obtaining the spread between interpolated FRA and T-Bonds, which more directly reflect the country risk present in the interest curve.

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Exchange Risk

To estimate the foreign exchange risk premium, the forward premium was obtained by the breakdown of domestic interest rates and the FRA, which already includes the country risk. The foreign exchange coupon and FRA contracts indicate the expected interest rates in US dollars, measuring the DI-1 day rate fluctuation against the exchange rate fluctuation, and are good indicators of the external interest rates evidenced in the negotiations of Brazilian bonds with sovereign risk, issued abroad.

The Real Exchange Rate is calculated based on the difference between the Interbank Deposit (ID) and the Forward Rate Agreement (FRA) rates. It should be noted that this indicator is calculated in real terms, discounting the forecasted inflation in Brazil (IPCA) and the forecasted inflation in the USA (CPI).

The data of the rates and their respective maturities were interpolated using the Cubic Spline methodology to obtain the related risk curve.

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Capital Structure and Discount Rate Breakdown

Owners’ Equity Cost (Ke)

For the risk-free rate, the yield of the 10-year Treasury Bonds was considered. The data of the rates and their respective maturities were collected and then interpolated by using the Cubic Spline methodology to obtain the curve.

In order to estimate the Market Risk Premium, the difference between the return on the S&P500, adjusted for dividends, and the return on Treasury Bonds, was taken into account. For the calculation of the return on T-Bonds, the constant maturity bonds, i.e. 10-year-maturity marked-to-market perpetual bonds, are taken into account, assuming the repurchase of the bond at the end of each year. Thus, this return is composed of two components: the yield hired for the year in which the bond was held by the investor and the paper price fluctuation to market due to the changes in the interest rate offered at the end of the year. Thus, the Market Risk Premium was obtained, considering a time window, geometric mean and the long-term (10-year) bond with a coupon.

The Real Exchange Premium is calculated based on the difference between the Interbank Deposit (ID) and the Forward Rate Agreement (FRA) rates. It should be noted that this indicator, to be calculated in real terms, is discounted by the difference between inflation in Brazil (IPCA) and inflation in the USA (CPI).

The FRA and ID databases were collected in the Trading System of BM&FBovespa. Then, the data were interpolated by the Cubic Spline method, to obtain the rate curves.

In addition to FRA and ID, the Consumer Price Index (CPI) and the Extended Consumer Price Index (IPCA) forecasts are also necessary for the composition of the Foreign Exchange Risk. While the IPCA forecast was obtained in the Market Expectation System of the Focus Bulletin, made available by the

Banco Central (Bacen).

Table 4 - Summary of Applicable Methodologies

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Third-party capital cost (Kd)

The third party capital cost is obtained through the weighted average of the gross debt (2011-2016) of the companies used to calculate Beta, weighted at the Debt/Net Debt ratio, of the same companies, on their respective reference dates. Next, the Cost of Debt / Net Debt ratio is multiplied by the IDC forecast of the target year. As a final point, inflation and taxes are discounted to reach the tax-free real Kd.

Weighted Average Cost of Capital – WACC

The WACC rate is obtained by weighting the owners’ equity cost and the third-party equity cost and their respective sharing in the company’s capital structure, considering the tax benefit of the debt for third-party equity. The capital structure used was the same as used by ANEEL in PRORET, Submodule 2.4.

Risk Analysis and Sensitivity Analysis

With the purpose of analyzing possible impacts on the valuation, we analyze the sensitivity of relevant variables for the forecast model, with a view to checking the impact on the Net Present Value (VPL). Herein, the sensitivity analysis was conducted in view of the impacts on the evaluation, from fluctuations falling on the Yield Base and on the weighted average cost of capital.

Critical Points and Adaptations

This paper further analyzes critical points of the business and suggested adaptations that may add value to the companies. We also studied some possibilities for this transaction that would minimize risks and maximize the return for investors.

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Synergies

Costs and investments synergies and optimizations were identified, so as to obtain post-privatization potential business value benchmarks. We also appraised possible gains that could be reversed to the seller, depending on the sale structure.

Special Treatments and Specific Risks

The distributors being analyzed are within the electric power distribution service provision norm as Designated Distributors, pursuant to the terms and conditions of Article 9, Statutory Law 12.783, dated Jan-uary 11, 2013, and Ordinance 338 dated July 26, 2016, issued by the Department of Mines & Energies (MME).

Accordingly, several terms and conditions were agreed to for operation under supervision of the regulatory agency.

“ReA No. 748/2016 imposes on such distributors the pre-privatization Temporary Distribution Service Provision Plan for 2017, entailing loan transfer to meet the targets set and accommodate the operating costs, inter alia, according to Annex IV – Commitment, attached to said ReA, as follows: ‘The Designated Distributor Officers, regarding the distribution utility service provision (hereinafter referred to as the ‘Officers’), who are signatories to this agreement, in order to be entitled to the transfers of funds set forth in Paragraph 4, Article 9, Statutory Law 12.783 dated January 11, 2013, commit to abide by the provisions of Ordinance MME-388/2016 and see to continuity and suitability of the service delivered, particularly regarding the following parameters, which have been followed up by ANEEL as a priority:

I – industry compliance;

II	– the assignment’s electric power loss threshold;
III	– the assignment’s Operating Costs threshold;
IV	– the assignment’s threshold of discontinuity equivalent duration per consumer unit (DEC);
V	– the assignment’s threshold of discontinuity equivalent frequency per consumer unit (FEC);
VI	– quality of information provided to ANEEL;
VII	– meeting the inspection requirements issued by ANEEL.

The signatories hereto, on behalf of the Officers, hereby commit to send to ANEEL the Tempo-

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the actions to be taken by the management, with a view to abide by the terms and conditions set forth by ANEEL during the assignment period granted by the Contract-Letting Branch of Government."

Including, but not limited to, the following targets are in force according to the Opinion on ReA No. 748/2016:

Table 5 - End 2017 Threshold for Operating Management[6]

Indicator	Company	Reckoned	2017 Threshold	Fluctuation (%)	Fluctuation
PMSO Re. Adjusted (R$ thousand/year)	Amazonas	864,502	821,277	-5.00%	- 43,225
PMSO Re. Adjusted (R$ thousand/year)	Boa Vista	17,829	169,375	-5.00%	- 8,915
PMSO Re. Adjusted (R$ thousand/year)	Ceal	384,705	36,547	-5.00%	- 19,235
PMSO Re. Adjusted (R$ thousand/year)	Cepisa	459,231	43,627	-5.00%	- 22,961
PMSO Re. Adjusted (R$ thousand/year)	Ceron	311,976	296,378	-5.00%	- 15,598
PMSO Re. Adjusted (R$ thousand/year)	Eletroacre	156,712	148,877	-5.00%	- 7,835
PMSO Re. Adjusted w/o accruals (R$ thousand/year)	Amazonas	731,707	695,121	-5.00%	- 36,586
PMSO Re. Adjusted w/o accruals (R$ thousand/year)	Boa Vista	95,921	91,125	-5.00%	- 4,796
PMSO Re. Adjusted w/o accruals (R$ thousand/year)	Ceal	346,817	329,477	-5.00%	- 1,734
PMSO Re. Adjusted w/o accruals (R$ thousand/year)	Cepisa	476,859	453,016	-5.00%	- 23,843
PMSO Re. Adjusted w/o accruals (R$ thousand/year)	Ceron	324,072	307,868	-5.00%	- 16,204
PMSO Re. Adjusted w/o accruals (R$ thousand/year)	Eletroacre	181,502	172,427	-5.00%	- 9,075
DECi	Amazonas	39.21	36.99	-5.66%	- 2.22
DECi	Boa Vista	11.38	10.36	-8.96%	- 1.02
DECi	Ceal	25.02	23.92	-4.40%	- 1.10
DECi	Cepisa	23.53	21.74	-7.61%	- 1.79
DECi	Ceron	32.14	29.42	-8.46%	- 2.72
DECi	Eletroacre	50.45	44.96	-10.88%	- 5.49
DECi	CEA	66.51	64.96	-2.33%	- 1.55
FECi	Amazonas	20.53	19.37	-5.65%	- 1.16
FECi	Boa Vista	11.78	11.30	-4.07%	- 0.48
FECi	Ceal	17.99	16.27	-9.56%	- 1.72
FECi	Cepisa	16.87	15.01	-11.03%	- 1.86
FECi	Ceron	20.31	17.57	-13.49%	- 2.74
FECi	Eletroacre	34.86	30.53	-12.42%	- 4.33
FECi	CEA	32.74	32.13	-1.86%	- 0.61
Total Loss (% Power injection)	Amazonas	40.3%	39.1%	-3.1%	-1.2%
Total Loss (% Power injection)	Boa Vista	12.9%	12.7%	-1.5%	-0.2%
Total Loss (% Power injection)	Ceal	25.2%	24.1%	-4.6%	-1.2%
Total Loss (% Power injection)	Cepisa	30.5%	29.0%	-5.0%	-1.5%
Total Loss (% Power injection)	Ceron	27.8%	24.6%	-11.3%	-3.2%

[6] Cases: 48500.004245/2016-77; rapporteur: Director Reive Barros dos Santos, 11/29/16; code: 48575.007296/2016-00.

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Forecast of ‘Light to Everyone’ and RGR Flow earmarked to expiration

We forecasted the amounts payable and receivable by means of CDE funds for ‘Luz para Todos’ Program (PLPT – Portuguese acronym for “’Light for All’ Program”) through expiration scheduled for De-cember 20187. We did not make PLPT forecasts for subsequent years at scheduled expiration because such forecasts would depend on determinations foreign to the distributors.

As a final point, the total investment in replenishment will be distributed over the years 2018 to 2022 based on the Technical & Operating Due Diligence outcome; for the other years, the necessary replenishments, consistent with the private market8 within their area of operation.

[7] Presidency of the Republic, Chief of Staff, Legal Team, Decree No. 8.387 dated December 30, 2014. [8] CEMAR, COELCE, COELBA, CELPE. Ceres )nteligência Financeira	vv

Economic & Financial Evaluation

General Assumptions for the Financial Model

For the financial model, it was necessary to adopt some assumptions to analyze the distributors. The model was developed with monthly periodicity; the following general assumptions were defined: Base Date used for the evaluation as of March 1, 2018, with analysis period from March 1, 2018 to February 28, 2048 (30 years of Concession contract). However, the tables, charts, and results shown in the Report start in January 2017 and end in December 2047, because, by considering only two months in 2048, the analyses would not be comparable with the other years.

The discount rate used is based on the dynamic rate methodology, consisting in the monthly calculation of the WACC – Weighted Average Cost of Capital, to be applied. The reporting currency is the official currency, i.e., the values are impacted by inflation over the analysis period. Deflator used to bring the forecasted cash flow to present value is IPCA.

For regulatory assumptions, we assumed that Ordinary Tariff Reviews have a 5-year periodicity, being considered in the month of November and as of the year 2023 as reference (5 years after the contract is signed with the new utility company, which is to take place in 2018). Besides, this evaluation considers an Extraordinary Tariff Review in 2019, basically encompassing the BRR reevaluation.

Finally, the results obtained in the evaluation are based on Nominal Cash Flow to Firm.

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General Comments on the Report

This report contains the assumptions, analyses and forecasts carried out for the valuation of the distribution companies for the privatization process. The analysis period is from 03/01/18 to 02/28/2048, which period is used to calculate the evaluation results.

Illustratively, tables and charts are shown in annual values through 12/31/47, seeing as the year 2048 covers only two months of evaluation, thus avoiding a distorted perception of the value over the series.

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Summary of Business and Existing Structures

Features of the Business

Eletrobras Distribuição Rondônia - Centrais Elétricas de Rondônia S.A. - CERON, is a mixed economy company, indirectly managed by the Federal Government and belonging to the Eletrobras group, which operates in the distribution of electricity in the state of Rondônia.

Originally, Eletrobras Distribuição Rondônia is successor of the old SAALFT- Serviço de Abastecimento de Água Luz e Força of the Federal Territory of Rondônia, established under the form of Joint Stock Company, created by Law No. 5.523, of November 4, 1968, under the shareholding control of the then Government of the Federal Territory of Rondônia and was installed on December 1, 1969, meeting only two municipalities of Rondônia, Porto Velho, the Capital and Guajará Mirim, through isolated nuclei of thermoelectric generation, by Diesel oil, with installed power of 2.893 KW.

In 1997, a new milestone was established and the Company goes through jointly management between the Government of the State of Rondônia, which owns 51% of the shares and ELETROBRAS, with 48.7%, enabling this Company to participate in management on the Boards of Directors, Tax Board and also on the Executive Board. Also in 1997, the federalization of CERON occurs, according to State Law No. 740. The State approves the transfer of the shareholding control of CERON to ELETROBRAS. The shareholding structure was distributed as follows: 79.91% - ELETROBRAS, 20.0% - Government of the State and 0.09% - other shareholders.

In 1998, CERON underwent further changes in its shareholding structure as a result of the sale to ELETROBRAS, which now owns 99.96% of the company's capital stock, being 0.04% to others. In June 2008, the company centralized its management along with five other electricity distributors under the control of the Eletrobras Distribution Board, in which the company now controls 100% of the capital stock, and is presented to its customers and society with the name of Eletrobras Distribuição Rondônia.

The Company's concession covers a geographical area of 237,576 square kilometers covering 52 municipalities and 154 locations for a population of approximately 1.6 million inhabitants and 512,949 customers. The headquarters of Eletrobras Distribuição Rondônia is located in Porto Velho, at Avenida Imigrantes, 4137, Industrial District.

The operational processes related to the business are managed by the 17 departments and 58 commercial offices, with a total of 757 employees and 1,614 outsourced employees. The departments' management develops their actions based on plans from the projects and initiatives emanating from the Strategic Planning. The distribution assets have 50 substations, installed capacity of 982 MVA, 1,262 km of transmission lines and 41,869 km of distribution networks with 61,064 transformer units.

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INTELIGÊNCIA FINANCEIRA

Financial Statements History

Balance Sheet

	2012	2013	2014	2015	2016
CURRENT					
ASSETS					
Cash and cash equivalents	75,332	40,894	4,525	25,400	18,706
Bonds and Securities	-	-	17,974	30,152	2,039
Customers:	228,302	176,690	181,900	273,511	248,349
Short-Term Electricity	-	13,425	964	71,817	-
Amounts receivable Portion A	-	-	-	134,435	54,523
Fuel Consumption Account - CCC	-	-	-	-	-
Bonds and Linked Deposits	90,998	1,193	446	-	-
Taxes recoverable	7,664	10,894	10,225	24,952	27,665
Financial assets	-	-	108,838	-	-
Right of Reimbursement	47,523	127,047	34,224	148,748	253,308
Warehouse	6,288	4,147	18,124	18,948	16,864
Ongoing service	5,369	9,186	4,019	4,900	10,621
Other	4,736	17,773	10,523	44,091	22,210
Total Current Assets	**466,212**	**401,249**	**391,762**	**776,954**	**654,285**
NON-CURRENT					
Long-term Realizable					
Customers:	24,077	25,873	27,723	19,137	16,829
Right of Reimbursement	901,029	1,284,429	2,846,332	3,440,587	3,488,797
Bonds and Linked Deposits	58,785	60,306	69,146	79,719	127,064
Taxes recoverable	7,435	10,132	8,736	7,628	6,534
Financial assets – public service concessions	614,023	610,949	776,057	900,632	1,120,953
Other	14,660	4,269	3,909	2,447	2,447
Investments	1,809	1,806	1,806	1,806	1,806
Fixed assets	27,800	30,416	29,441	32,735	28,044
Intangible	95,372	84,160	59,035	60,544	27,336
Total Non-Current Assets	**1,744,990**	**2,112,340**	**3,822,185**	**4,545,235**	**4,819,810**
TOTAL ASSETS	**2,211,202**	**2,513,589**	**4,213,947**	**5,322,189**	**5,474,095**

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	2012	2013	2014	2015	2016
Liabilities and Net Equity					
CURRENT					
Suppliers and service providers:	326,069	481,590	630,141	1,227,024	1,456,393
Taxes payable	45,753	35,810	44,404	59,680	69,418
Debt charges	1,469	676	571	8	6
Borrowings	63,236	121,585	97,825	127,651	23,324
Financial Liabilities	-	-	61,773	-	-
Liabilities with Portion A	-	-	-	294,428	74,898
Reimbursement Obligations	10,090	10,653	11,238	6,164	125,083
Estimated obligations	13,524	21,240	18,073	12,631	17,167
Sectoral charges	3,994	44	2,680	20,113	21,459
Post-employment benefits	-	-	-	2,886	6,316
Onerous lease	-	-	-	-	191,325
Other	35,856	41,054	37,774	36,837	46,199
Total Current Liabilities	**499,991**	**712,652**	**904,479**	**1,787,422**	**2,031,588**
NON-CURRENT					
Suppliers	1,052,533	1,341,838	2,303,499	3,060,507	3,421,566
Borrowings	208,142	359,548	593,696	607,023	940,637
Taxes payable	3,286	3,468	3,595	3,955	4,260
Reimbursement Obligations	109,301	134,745	139,647	142,624	152,339
Provision for contingencies	102,354	118,236	131,471	134,772	172,184
Onerous Contract Provision	131,200	-	-	-	-
Advances for future capital increase	162,378	233	245	245	-
Other	24,023	31,523	33,249	42,199	47,439
Total Non-Current Liabilities	**1,793,217**	**1,989,591**	**3,205,402**	**3,991,325**	**4,738,425**
Net equity					
Capital stock	1,117,860	1,325,124	1,325,124	1,325,124	1,325,369
Accumulated Losses	(1,199,866)	(1,513,778)	(1,221,058)	(1,781,895)	(2,617,163)
Other Comprehensive results	-	-	-	213	(4,124)
Total Net Equity	**(82,006)**	**(188,654)**	**104,066**	**(456,558)**	**(1,295,918)**
TOTAL LIABILITIES AND NET EQUITY	**2,211,202**	**2,513,589**	**4,213,947**	**5,322,189**	**5,474,095**

Ceres Inteligência Financeira 49

Income Statement

	2012	2013	2014	2015	2016
NET OPERATIONAL INCOME	**988,702**	**1,071,646**	**1,309,490**	**985,921**	**1,484,833**
OPERATIONAL COST	**(883,872)**	**(1,070,570)**	**(790,420)**	**(1,048,755)**	**(1,577,008)**
Cost with Electric Energy	**(598,443)**	**(627,785)**	**(478,274)**	**(756,659)**	**(1,030,744)**
Power purchased for resale	(556,764)	(597,419)	(444,383)	(721,434)	(989,185)
Burden of use of the transmission network	(28,739)	(12,608)	(14,674)	(16,949)	(17,613)
Proinfa	(12,940)	(17,758)	(19,217)	(18,276)	(23,946)
Cost of Operation	**(110,634)**	**(225,476)**	**(145,786)**	**(157,363)**	**(347,037)**
Material staff and services of third parties	(81,620)	(111,732)	(111,983)	(120,763)	(119,804)
Depreciation and amortization	(21,647)	(27,208)	(30,073)	(31,953)	(34,386)
Other	(7,367)	(86,536)	(3,730)	(4,647)	(192,847)
Cost of construction:	**(174,795)**	**(217,309)**	**(166,360)**	**(134,733)**	**(199,227)**
Cost of the service to third parties	(174,795)	(217,309)	(166,360)	(134,733)	(199,227)
Gross result	**104,830**	**1,076**	**519,070**	**(62,834)**	**(92,175)**
Operational Expenditures	(364,393)	(162,186)	(105,099)	(192,044)	(492,532)
Result of the electric energy service	**(259,563)**	**(161,110)**	**413,971**	**(254,878)**	**(584,707)**
Financial result	(27,396)	(44,327)	(103,090)	(365,420)	(250,561)
OPERATIONAL RESULT BEFORE LAW 12.783/13	**(286,959)**	**(205,437)**	**310,881**	**(620,298)**	**(835,268)**
Loss - Law 12.783/13	108,475	(108,475)	3,742	48,532	
Result before Income Tax and CS on Net profits	**(178,484)**	**(313,912)**	**314,623**	**(571,766)**	**(835,268)**
Income tax and Social Contribution	(27,959)	-	(21,903)	10,929	
PROFIT (LOSS) IN THE PERIOD	**(206,443)**	**(313,912)**	**292,720**	**(560,837)**	**(835,268)**

Ceres Inteligência Financeira 50

CERES
INTELIGÊNCIA FINANCEIRA

60%
50%
40%
30%
20%
10%
0%
-10%
50.8%
41.9%
21.8%
21.1%
17.2%
12.8%
2.6%
9.6%
-3.1%
-3.9%
2012
2013
2014
2015
2016
Gross Margin = LB/ROL
EBITDA Margin = EBITDA/ROL

Source: Ceres Inteligência Financeira

35%
30%
25%
20%
15%
10%
5%
0%
30.9%
30.0%
26.4%
21.8%
22.0%
17.5%
16.3%
17.3%
13.3%
8.9%
2012
2013
2014
2015
2016
Indebtedness Index = DL/PT
Indebtedness Composition = CP/(CP+LP)

Source: Ceres Inteligência Financeira

Indebtedness shows to be growing along all analyzed years and the proportions of short-term financing increased during the period.

Macroeconomic Forecasts

For macroeconomic forecasts, the indexes and the amounts presented in the table below were used.

Ceres Inteligência Financeira 52

CERES INTELIGÊNCIA FINANCEIRA

Table 10 – Summary of Macroeconomic Indexes

	2017	2018	2019	2020	2025	2030	2048
IPCA	4.33%	4.43%	4.36%	4.31%	4.23%	4.23%	4.23%
IGP-M	4.8%	4.74%	4.64%	4.56%	4.47%	4.47%	4.47%
TJLP	7.35%	7.10%	6.85%	6.60%	6.00%	6.00%	6.00%
CDI	10.71%	9.07%	9.03%	8.87%	8.73%	8.73%	8.73%
SELIC	10.71%	9.07%	9.03%	8.87%	8.73%	8.73%	8.73%
FINEL	0.94%	0.93%	0.91%	0.90%	0.88%	0.88%	0.88%
Libor 6M	1.43%	1.43%	1.43%	1.43%	1.43%	1.43%	1.43%
Delta R$/US$ (annual mean)	-8.33%	6.27%	2.06%	2.02%	2.27%	2.27%	2.27%
BIRD	5.66%	5.66%	5.66%	5.66%	5.66%	5.66%	5.66%

Source: Ceres Inteligência Financeira, based on Bacen (Focus – Market Expectations), Bradesco LP and Global Rates Forecast.

The IPCA, IGP-M and SELIC indicators are equivalent to the annual mean of the Focus forecast – Market expectation system, with reference on 03/03/2017 from 2017 to 2021. The amount in 2021 was used as a constant for the other years. The CDI forecast was handled as equivalent to the amounts obtained for the SELIC forecast.

Delta R$/US$ (annual mean) used the annual mean forecast on 03/03/2017 of Focus – Market expectation system to calculate the annual variance of the American dollar forecasted until 2021. For the years afterwards, the amount found in the variance between 2021 and 2020 is used as a constant.

For TJLP, the forecast for 7 years was obtained by means long-term forecasts by Bradesco, as accessed on 04/12/2017. As of 2024, the amount from 2023 is kept constant. For the Libor 6M rate, a constant was adopted for all forecast years and the amount was taken from the Global Rates site and represents the mean of the Libor USD – 6-month rate in March.

FINEL interest: For the FINEL interest curve applicable to the distributors´ financing lines, where the credit has been originated from the Eletrobras Financing Fund (FINEL), was calculated from the historical amounts of the interests achieved in these contracts, and the interest variation curve in these cases is equal to 20% of the IGP-M index variation. Thus, the FINEL interest forecast was obtained by applying the proportion of 20% on the forecasted variation of IGP-M, according to the market expectations indicated by Banco Central do Brasil.

World Bank Interest (BIRD Cost): the interest curve was determined according to the methodology indicated in the contracts signed between the distributors and the World Bank. The calculation formula is shown below.

$$Rate\ (p.a.) = \left[\frac{(1 + IBRDcost)}{(1 + inf_{USA})} - 1\right] * \%F_C + \left\{\left[\frac{(1 + IBRDcost)}{(1 + inf_{USA})} * \left(\frac{E_f}{E_0}\right)^2 * \frac{(1 + inf_{USA})}{(1 + inf_{BR})}\right] - 1\right\} * \%F_D$$

Where:

- $IBRDcost$ was treated as equivalent to Libor 6M plus spread of 0.6%;

Ceres Inteligência Financeira 53

- inf_{USA} is equivalent to the Cost Performance Index - CPI;
- inf_{BR} is equivalent to IPCA;
- $\%F_C$ is Eletrobras' debt installment with hedge (determined based on Eletrobras 2016 Standardized Financial Statements - DFP);
- E_0 is the exchange rate between the Real (R$) and the Dollar (USD) in the spot market;
- E_f is the exchange rate between the Real (R$) and the Dollar (USD) in the 6-month futures market;
- $\%F_D$ is Eletrobras' debt installment without hedge (determined based on Eletrobras 2016 Standardized Financial Statements - DFP.

The ratio $\left(\frac{E_f}{E_0}\right)$ and the percentages of Eletrobras' debt both with and without hedge have been assumed as constant throughout the forecasting process.

Ceres Inteligência Financeira 54

Demand Forecasting

Demand Forecasting per Class

The consumption of electric power in Brazil may be divided into eight different classes, which are: Residential, Commercial, Industrial, Rural, Government, Public Lighting, Public Service, and Own Consumption. In order to understand the possible heterogeneities among the groups, the Residential, Commercial, Industrial, and Rural sectors were analyzed in separate. Government, Public Lighting, Public Service, and Own Consumption were all grouped in a single class entitled ‘Other’. This decision was based on the similar consumption behavior between them and to reduce the effect of volatility incurred in low-consumption classes.

Distributor’s History

To project the demand for power of the next thirty years, ending in February/2048, it is necessary to carry out a historical analysis that demonstrates the evolution of power consumption and its distribution between the classes. As observed in Table 10 – Geometric Mean of 2007-2016 Consumptions, all sectors present an evolution in power consumption19. The segments presented similar growths, something near 6.70% p.a. Exception is made to the industrial sector that obtained an expansion below the others, 2,98% p.a. It is also worthwhile noting the composition of power consumption, i.e., how the total power consumption is distributed between the classes. Analyzing Figure 3 – Power Consumption Composition Comparison, it possible to note that no substantial changes occurred in terms of power consumption distribution. The residential sector was responsible for 35.39% of the total consumption, against 39.86% in 2016, for the industrial sector, one has in 2007 16.66% against 13.46% in 2016, commercial 22.86% in 2007 and 21.72% in 2016, rural 9.47% in 2007 and 10.77% in 2016 and Other that went from 15.42% in 2007 and ended the year with 14.19%.

[19] Source: Distributor’s statement of invoicing
Ceres )nteligência Financeira	ww

Figure 4 – Consumption History per Class

Consumption History per Class
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
RESIDENTIAL Consumption
INDUSTRIAL Consumption
COMMERCIAL Consumption
RURAL Consumption
OTHER Consumption
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

Source: Ceres Inteligência Financeira

Table 11 – Geometric Mean of 2007-2016 Consumptions

Period	RESIDENTIAL Consumption Δ% p.a.	INDUSTRIAL Consumption Δ% p.a	COMMERCIAL Consumption Δ% p.a.	RURAL Consumption Δ% p.a.	OTHER Consumption Δ% p.a.	TOTAL Consumption Δ% p.a.
2007 - 2016	7.93%	4.09%	5.98%	8.12%	5.60%	6.58%

Source: Ceres Inteligência Financeira

Figure 5 – Composition of the Power Consumption Comparison

Power Consumption Composition 2007
RESIDENTIAL Consumption
INDUSTRIAL Consumption
COMMERCIAL Consumption
RURAL Consumption
OTHER Consumption
36%
17%
23%
9%
15%
Power Consumption Composition 2016
RESIDENTIAL Consumption
INDUSTRIAL Consumption
COMMERCIAL Consumption
RURAL Consumption
OTHER Consumption
40%
13%
22%
11%
14%

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 56

Regression Analysis and Results

As mentioned in the section above, five models were performed to project the demand for power, with one model to each one of the classes, which are Residential, Commercial, Industrial, Rural, and Other. The methodologies and results will be subject to individual analyses. The behavior of the overall power consumption for the next thirty years.

Residential

A linear model of regression estimated by MQO20 was adopted to project the demand by the residential class. The dependent variable in the model is the variation of residential power consumption per capita21. A trend line and Brazil’s annual GDP were used as explicative variables. The power consumption per capita was used, for this variable indirectly incorporates the population variation, eliminating the addition of another explicative variable in the model. The trend line defined as

HP L log :P;

     , t ranges from (1,T) where T is the sample size, aims at eliminating the non-stationarity of the set. The GDP variable was introduced to capture the elasticity of power consumption based on income. The model was estimated without intercepto. The definition of the model is presented below: log F?L:P E;s;GL»HP:PEs; E¼LE>:P Es; ?L:P pL population cL Residential power consumption cpL Consumption Per Capita ltL Trend Line pibL GDP Brazil

In which ± and ² are the coefficients of the model.

Coeffi ievt	Value
±	ì.ììóõï
²	ì.ðôìòì

With the forecasted coefficients, the forecast GDP22 and the forecast population23 were used to estimate the demand for power until 2048. It was necessary to implement an exponential smoothing in the model so that the sequence of variations of residential consumption did not diverge. The adopted premise assumed that when achieving a consumption target per capita, in the case of consumption per capita in

20 Least Squares: Linear regression model that estimates the straight line, minimizing the squared difference between the

estimated and the observed value; [21] The demographic data have been obtained from IBGE; [22] Bacen Expectations; [23] IBGE Population Forecast; Ceres )nteligência Financeira	wy

Other

The model created to project the Other class of power consumption was based on the premise that there is a relationship of linear dependence between this class and the Residential consumption class The model may be defined as follows: . K:P; L=:P; ?.N:P; c. oL Consumption Other c. rL Residential Consumption Where ± t is the proportion that Other represents of the residential consumption in time t.

For such, it was necessary to estimate an auxiliary model capable of defining the parameters ± to each time t. An equation was created with parameters (µ) = 97.98%, based on the history of these proportions, and a target ² values was also defined to soften ± (t). This value was based on the proportion found in the State of São Paulo in 2015 between Other and Residential, case in which ²=30%. Another parameter, »=4.6145, was defined with the linear optimization to maximize the correlation between the proportion set forth in time. The model was defined as presented below:

=:PEs; L=:P; :Q^:ã max:=:PEs; FÚ,r;;;

The values ± were forecast for time t as a whole, replacing them in the aforementioned equation and using the residential consumption forecasting already made, to obtain the forecasting for the class entitled Other.

Total

This section presents the forecast graphs of the overall power consumption, in addition to a general chart of the growth per class.

Ceres )nteligência Financeira

w{

CERES INTELIGÊNCIA FINANCEIRA

Figure 6 - 2047 Total Power Consumption Composition

44%
18%
13%
11%
14%
RESIDENTIAL Consumption
COMMERCIAL Consumption
INDUSTRIAL Consumption
RURAL Consumption
OTHER Consumption

Source: Ceres Inteligência Financeira

Figure 7 – Power Consumption Forecasting

Consumption in MWh
Variation in %
Anos
Total Annual Consumption
Total Variation % p.a.

Source: Ceres Inteligência Financeira

Table 12 – Geometric Mean of Consumptions 2017-2047

Period	RESIDENTIAL Consumption Δ% p.a.	INDUSTRIAL Consumption Δ% p.a.	COMMERCIAL Consumption Δ% p.a.	RURAL Consumption Δ% p.a.	Consumption OTHER Δ% p.a.	TOTAL Consumption Δ% p.a.
2017 - 2047	3.71%	2.84%	3.36%	3.18%	3.37%	3.39%

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 60

CERES
INTELIGÊNCIA FINANCEIRA

Consumption Units Forecasting

A model was used based on two parameters, p.uc = (Population[27]/Residential Consumption Units[28]) and μ = average growth of Residential Consumption Units in the past 6 years. A target λ value of index p.uc=2.87 (Proxy found for São Paulo in 2015) was introduced in the model.

$$\lambda = p.uc(2016)/\frac{(1+\mu)^{\wedge}n}{\prod Cresc.Popi}$$

With this function, it is possible to define the year in which the convergence will occur to the target value. Until moment n, the Consumption units are forecast by rate μ. A level 2 softening will occur after this convergence. The same forecast growth of residential Consumption Units was extrapolated to the other classes. The results representing the explained model are presented below:

Figure 8 – Consumption Units Forecasting

1,200,000.00
1,000,000.00
800,000.00
600,000.00
400,000.00
200,000.00
-
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31
Consumption Units
Variation % p.a.

Source: Ceres Inteligência Financeira

[27] Source: IBGE;
[28] Source: Company's data base;

Ceres Inteligência Financeira 61

Network Extension (Km)

Common Analyses to Distributors

The network extension project was based on the history of extension of low, medium, and high voltage networks between years 2001 and 201630. The network extension set forth by the Decennial Plans and PDDs of distributors was added to such history, of which the forecasted network extension was extracted for years 2017 to 2021 for low and medium voltages, 2017 and 2018 for the “Luz Para Todos Program” (Light for All) and high voltage for years 2017 to 2026.

Its history of expansion after the Decennial Plans and PDDs takes into account both the historical and forecast investments to each distributor.

Three groups have been segregated: (i) low and medium voltage, (ii) high voltage, and (iii) “Luz Para Todos Program”. This division was necessary to determine the fundamental differences existing in each group.

The forecasting of group (i) Low and Medium Voltage is set to begin in 2022. A proxy (average of investment/average of growth) of dependency was created between the degree of investment and the network expansion. With the degree of investment forecast by Ceres, it was possible to estimate from 2022 the network mileage values.

The same methodology applied to the Low and Medium Voltages was applied to the High Voltage segment. The Decennial Plan already projects the expansion of the network mileage for years 2017-2026. For years 2027-2048, a causal relation was applied between the investment and the network expansion. The investments forecast for the high voltage Market served as an input to obtain the network expansion of that class.

Regarding “Luz Para Todos Program” (PLPT), the data used refer to the Decennial Plans and, therefore, based on the current condition of the legislation that determines the end of the program in 2018, no forecast was made for the coming years.

30 The extension of the network built under Luz Para Todos Program in included in the 2001-2006 history, in low and medium voltage xu Ceres )nteligência Financeira

CERES INTELIGÊNCIA FINANCEIRA

Specific Analyses of Distributor

The network forecasting per voltage level for Eletrobras Distribuição Rondônia is presented below.

Voltage (Km)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
LV/MV	61,996	62,377	62,782	63,090	63,422	63,432	63,443	63,453	63,464	63,475	63,485
HV	1,462	2,105	2,156	2,259	2,455	2,515	2,585	2,691	2,722	2,792	2,822
PLPT	599	1,233	1,233	1,233	1,233	1,233	1,233	1,233	1,233	1,233	1,233
Total	**64,056**	**65,715**	**66,170**	**66,582**	**67,109**	**67,180**	**67,260**	**67,377**	**67,419**	**67,499**	**67,540**

Source: ANEEL, Distributors Data, Ceres Inteligência Financeira

Voltage (Km)	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
LV/MV	63,496	63,507	63,517	63,528	63,538	63,549	63,560	63,570	63,581	63,592	63,602
HV	2,852	2,883	2,913	2,944	2,974	3,004	3,035	3,065	3,095	3,126	3,156
PLPT	1,233	1,233	1,233	1,233	1,233	1,233	1,233	1,233	1,233	1,233	1,233
Total	**67,581**	**67,622**	**67,663**	**67,704**	**67,745**	**67,786**	**67,827**	**67,868**	**67,909**	**67,950**	**67,991**

Source: ANEEL, Distributors Data, Ceres Inteligência Financeira

Voltage (Km)	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048
LV/MV	63,613	63,624	63,634	63,645	63,655	63,666	63,677	63,687	63,698	63,709
HV	3,187	3,217	3,247	3,278	3,308	3,339	3,369	3,399	3,430	3,460
PLPT	1,233	1,233	1,233	1,233	1,233	1,233	1,233	1,233	1,233	1,233
Total	**68,032**	**68,073**	**68,114**	**68,155**	**68,196**	**68,237**	**68,278**	**68,320**	**68,361**	**68,402**

Source: ANEEL, Distributors Data, Ceres Inteligência Financeira

Ceres Inteligência Financeira 64

Investment Forecasting

Deployment and Renewal

The CERON 2017 Distribution Development Plan (PDD 2017), the 2017 Decennial Plan, the 2017 Plan on the Provisional Electric Power Distribution Services (Provisional Plan), the information of the Due Diligence of service B, in its “Product 7 – Technical-Operational Report of CERON”, annex II, in addition to indications of CERON’s technical team, obtained in the meetings organized by CERES, were used to define CERON’s investment needs.

Investments were subdivided into High Voltage Expansion, Medium Voltage/Low Voltage Expansion, Improvement, Renewal (Maintenance), Luz para Todos, and Infrastructure and Support. From 2017 to 2022, the values obtained in the Due Diligence of service B, in its “Product 7 – Technical-Operational Report of CERON”, annex II, were considered as a whole and added to the expenses with Renewal (Maintenance) in 2017 of the Provisional Plan.

Only 10% of the expenses with Luz para Todos Program were considered for years 2017 and 2018, since the other 90% were subsidized with CDE resources and have been allocated as Special Obligations. In addition, approximately R$ 173 million of the investments in Expansion of High Voltage and R$ 58 million of the investments in Expansion of Medium Voltage of 2018 were also considered as Special Obligations, since their origin are of subrogation.

As of 2023, investments with High Voltage Expansion, Medium Voltage/Low Voltage Expansion, and Renewal (Maintenance) continued being forecasted according to the premises described below.

High Voltage Expansion: The values informed in the 2017 PDD were corrected for the base date De-cember 2016 and fully considered until 2026. For the other years in the forecast, the estimated investment is equivalent to the average expenses between 2018 and 2026.

MT/BT Expansion: For CERON, the PDD 2017 presented a forecast of investments in the MT/BT network. These values informed in the PDD 2017 were corrected for the base date December 2016 and considered in full up to 2026. For the other forecast years, the estimated investment equals the average of expenses between years 2018 and 2016

Improvement: Based on information supplied by CERON’s technical team, it has been defined that, in 2023, the amount corresponds to the average of the amounts spent between 2018 and 2022 with De-cember 2016 as a base, without variations due to the continuous structure of this account.

Renewal (Maintenance): As of 2023, expenses with maintenance will be equivalent to the asset depreciation value. The reference of depreciation of ANEEL’s Normative Resolution no. 674/2015 for the current assets was used to define this value, in addition to the depreciation of new investments of the company, calculated based on the average depreciation of the assets of the Equity Control Report.

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CERES INTELIGÊNCIA FINANCEIRA

Table 16 – Deployment and Renewal

R$ million	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027+
High Voltage Expansion	14	26[1]	88	18	4	11	-	-	3	18	19
Medium Voltage/Low Voltage Expansion	67	9[2]	60	38	44	10	8	12	5	-	21
Improvement	14	46	20	16	17	25	25	25	25	25	25
Renewal (Maintenance)	24	33	33	33	33	33	-	-	-	-	-
Luz para todos[2]	5	20	-	-	-	-	-	-	-	-	-
Infrastructure and support	-	31	-	-	-	-	-	-	-	-	-
Total	**124**	**164**	**202**	**104**	**99**	**79**	**33**	**37**	**33**	**43**	**64**

Source: Ceres Inteligência Financeira, based on the information provided by CERON and Due Diligence of servisse B, in its "Product 7 – CERON's Technical-Operational Report", in annex II.

1- High Voltage Expansion Investment of 2018 was adjusted by R$ 172.7 million (subrogation)

2- The Investment of Expansion MT/BT of 2018 was adjusted in R$ 58.0 million (subrogation)

3- The Investment with Light for all of 2017 was adjusted by R$ 43.5 million and the 2018's by R$ 180.9 million

(CDE subsides)

Replacement

In addition to the investments with Deployment and Renewal defined as of the 2017 PDD, of information supplied by CERON's technical team and the Due Diligence of service B, in its "Product 7 - CERON's Technical-Operational Report", in annex II, other analyses have been carried out to define the investments with maintenance and investments with the replacement of assets both partially and fully depreciated.

Using the 2015 Equity Control Report, it was possible to classify assets as Buildings, Civil Works and Improvements, Machinery and Equipment, Furniture and Appliances, Easements, Software, Real Properties, and Vehicles. In addition, the Market Value in Use (VMU) was identified, as well as depreciation and the New Replacement Value (VNR), of each asset of CERON. The relationship between the VMU and the VNR creates the indicator that represents the non-depreciated percentage of each asset.

Due to its large representativeness in the assets of the company, group Machinery and Equipment had a more detailed classification, allowing for the individual analysis of each item. This degree of detail may be found in the annexes to this report.

Both the VMU and VNR of the most recent rate adjustment of private distributors - CEMAR, Energisa Sergipe and Energisa Paraíba – was determined, with a reference rate of 59.26%. Therefore, each item of the Equity Control Report has a target percentage of VMU/VNR that must be achieved by 2022, from the 2017 to 2022 investments.

Ceres Inteligência Financeira 66

Table 17 – Private References

R$ million	CEMAR	Energisa Paraíba	Energisa Sergipe	Accumulated
Rate Adjustment Year	2013	2013	2013	
New Replacement Value	5,440	1,894	1,246	8,579
Market Value in Use	3,307	1,082	695	5,084
% VMU/VNR	**60.79%**	**57.11%**	**55.82%**	**59.26%**

Source: Ceres Inteligência Financeira, based on data supplied by ANEEL.

The depreciation of each item was applied to the basis of the Equity Control Report, based on ANEEL's Normative Resolution no. 674/2015, both for the 2016 assets and for new investments forecasted until 2022. Forecasted investments with deployment and renewal from 2017 to 2022 were also considered. The treatment above and money adjustments formed the assets of CERON in 2022, which has been considered as the reference to define the need to invest in replacement.

The CERON asset base in 2022, after the investments and the depreciation, changed from 59.8% in 2016, TO 58.2% in 2022, creating the need for a small investment in repositioning of the assets to reach the reference percentage.

Table 18 – VMU/VNR Ratio in 2022

R$ million	VMU 2016	VNR 2016	VMU/VNR 2016	Additions VMU	Additions VNR	VMU 2022	VNR 2022	VMU/VNR 2022
Buildings, Civil Works and Improvements	7.8	12.5	61.9%	7.7	12.5	15.5	25.0	61.9%
Machinery and Equipment	780.3	1.280.5	60.9%	719.0	1,260.1	1,499	2,540.6	59.0%
Furniture and Appliances	1.1	4.9	22.1%	0.2	2.7	1.3	7.5	17.5%
Easements	0.9	1.0	97.6%	1.3	1.4	2.3	2.3	98.7%
Software	3.9	22.0	17.7%	(0.9)	10.8	3.0	32.8	9.0%
Reservoirs, Dams and Pipeline	0.3	1.1	29.0%	0.3	0.7	0.6	1.8	34.9%
Real Property	2.0	2.0	100.0%	2.9	2.9	4.9	4.9	100.0%
Vehicles	0.1	7.4	1.8%	(0.0)	2.3	0.1	9.7	1.3%
Grand Total	**796.5**	**1,331.4**	**59.8%**	**730.6**	**1,293.3**	**1,527.1**	**2,624.7**	**58.2%**

Thus, from the obtain VMU/VNR at 58.2%, the need of investment in Replacement of assets necessary to achieve the private reference at 59.26% was calculated. The total obtained is equivalent to

Ceres Inteligência Financeira 67

R$523.9 million, and it was distributed between 2023 and 2027, based on the proportion of investments of the reference companies[31], as of the sixth year of privatization.

Table 19 - Investment in Replacement

R$ million (Dec/2016)	
VMU/VNR CERON	58.2%
VMU/VNR Reference	59.3%
VNR 2022	2,624.7
Deflator	28.8%
Investment in Replacement	**21.9**

Source: Ceres Inteligência Financeira

Table 20 - Proportion of Investment Reference Companies

Reference Companies	Privatization	Year 6	Year 7	Year 8	Year 9	Year 10
CEMAR	2000	17.1%	21.0%	23.5%	20.3%	18.2%
COELCE	1998	12.9%	14.0%	19.3%	25.5%	28.3%
COELBA	1997	16.2%	13.3%	14.6%	25.2%	30.8%
CELPE	2000	26.,9%	14.8%	26.3%	17.3%	14.7%
Average		**18.3%**	**15.8%**	**20.9%**	**22.1%**	**23.0%**

Source: Ceres Inteligência Financeira

Maintenance

The values equivalent to the Renewal considered in the Due Diligence of service B, in its "Product 7 - CERON's Technical-Operational Report", in annex II, were used for the period between 2017 and 2022. From 2023, the maintenance will be composed by values related to the former asset base and the maintenance of new investments forecasted to the company.

The maintenance of the former base of assets is equivalent to the depreciation value of each item, as per ANEEL's Normative Resolution no. 674/2015. For the maintenance of the new investments, the reference of 59.26% out of 4.40% (average depreciation of the assets values of the Equity Control Report) was used in the calculation, thus allowing the assets of the company to remain depreciated at the reference level obtained from private companies used as a reference.

[31] CEMAR, COELCE, COELBA, CELPE

Ceres Inteligência Financeira 68

Maintenance values were considered as a whole from 2017 to 2022. For the other years, until 2046, the maintenance value was accumulated and executed two and one year before each rate review. The distribution of the investment in these two years obeyed the proportion of investments made by the reference companies[32], for the period prior to the equivalent rate review.

The accounting of expenditures with maintenance occurs until 2047. Since the concession ends in 2048, there is no need to make long term investments, between 2044 and 2048, at the same levels of the preceding years. Therefore, the final investment in maintenance corresponds to the values accumulated in 2043 and 2044.

Reference Companies	2 years	1 year	Years considered
CEMAR	45%	55%	2006 e 2007
COELCE	42%	58%	2004 e 2005
COELBA	45%	55%	2005 e 2006
CELPE	65%	35%	2006 e 2007
Average	**49%**	**51%**	

Table 22 – Maintenance

R$ million (Dec/2016)	2017	2018	2019	2020	2021	2022	2026	2027	2031	2032	2036	2037	2041	2042	2046	20
Renewal (Maintenance)	24	33	33	33	33	33	207	221	233	249	266	284	303	324	133	1

[32] CEMAR, COELCE, COELBA, CELPE

Ceres Inteligência Financeira 69

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PMSO Estimate

Common Analyses to Distributors

PMSO Forecasting Method

The analysis of Personnel, Material, Third-party Services, and Other Expenses (PMSO, of the Portu-guese “Pessoal, Material, Serviços de terceiros e Outras despesas”) may be divided into two parts: characterization of the analytical bases and the effective forecasting of such bases according to the types of expenses observed in such accounts

The First Part, known as the Characterization of Analytical Accounts, underwent 5 Phases: Phase 1 – Grouping of analytical accounts; Phase 2 – Analysis of the account nature as fixed and variable; Phase 3 – Identification of atypical values33; Phase 4 – Evaluation of the best correlation to variable accounts;

Phase 5 – Identification of regulatory accounts (considered as recurring by ANEEL and compensated thereby).

Phase 1 begins with the monetary adjustment of the analytical accounts evaluated. These accounts are included in the sampling period between January 2012 and December 2016, and were adjusted for the base date of December 2016 for it is the most current of the period.

After such first monetary adjustment, the accounts of expenses were grouped in each PMSO group, in accordance with the similarity of type of expense and respective taxable events.

Phase 2 consists of the analysis of the fixed and variable accounts. The PMSO groups were evaluated considering as fixed account the account whose participation in the expenditure in the past 3 periods34 was within the lower and upper limits of the expense grouping sample, where:

Upper limit fix/var = 60%*(1-((standard sample deviation)/(sample minimum)) and

Lower limit fix/var = 60%*(1-(standard sample deviation)/(sample maximum)).

33 Values with behavior different from the usual of the account, either too high or too low in relation to the average, values at non-recurring levels 34 To accounts completely fixed in value, each 1 out of 5 years of the period would represent 20% of the total expenditure. Thus, the last 3 years would represent 60% of the value in the 5 years evaluated

Ceres )nteligência Financeira

yr

Initially, accounts above or below such limits are considered variable. Then, an evaluation is carried out in relation to the nature of the expense (if having characteristics of fixed or variable) and the degree of variation in the recent period35.

Fixed accounts, when forecast, are calculated as the average of expenses in the sampling period, excepting outliers.

Variable accounts, when forecast, are transformed into indicators and range according to the forecasts36 of Consumption Units and Consumed MWh, also excluding atypical values.

Phase 3 evaluates which periods in a sample may consist of atypical values and, therefore, unlikely to occur in the forecast scenario. A period entry is considered as an outlier when its value is beyond the established limits of normality of the sample, where:

Upper limit out = (sample average) + (standard sample deviation);

Lower limit out = (sample average) - (standard sample deviation).

After such initial characterization, the nature of the expense and the levels verified in the past 3 years are evaluated in order to identity structural breaches to the expense level to define if the prior samples must be kept or eliminated in the evaluation.

Phase 4 evaluates what are the most correlated variables with the PMSO account groups. More correlated groups are used as an indicator to estimate the account value. The two variables with the greatest correlation with the PMSO accounts were Network Extension (Km)37 and Consumption in MWh.

The formation of the indicator in the PMSO group expenses considered as variable occur as shown below:

(© Regular Expense Values38)/(© Regular Parameter Values)39.

Finally, Phase 5 consists of the classification of the accounts composing the groups of each PMSO block, pursuant to the characterization defined by ANEEL for regulatory PMSO. Thus, each account composing the analytical PMSO has a classification as Effective PMSO (total), Regulatory PMSO and PMSO Other (effective PMSO – regulatory PMSO).

35 Expenses with low variation would tend to be fixed

36 More detail on the forecasting of Consumption Units and Consumption in MWh are provided in the chapter of Demand and Consumption Forecasting 37 Includes the extension of low, medium, and high voltage network 38 Excluding those atypical 39 The parameters considered are consumption units and consumption in MWh for the same period of time of the expense, excluding periods considered as atypical by the company ys Ceres )nteligência Financeira

The Second Part includes the Forecasting of the Effective and Regulatory PMSO Groups, and may be divided into four Phases:

Phase 1 – Expense Forecasting for 2017;

Phase 2 – Operating Costs Variation Rate;

Phase 3 – Identification and Treatment of Accounts with Behavior Linked to Improvements of the Distributor;

Phase 4 – Concession Period Forecasting – 2018 to 2047.

Phase 1, Expense Forecasting for 2017, will consider a variation of the expense based on the history of the company, observing the fixed and variable natures of the expenses composing the PMSO.

Fixed and variable expenses are calculated as detailed in the First Part, Phase 2, in accordance with the provisions of this chapter. Variable expenses are transformed into indicators having as denominator the parameter of best correlation that has been analyzed, based on R$/Parameter, multiplied by the forecasting40 of Network Extension (Km) or MWh Extension.

Phase 2, Operating Costs Variation Rate and Target, is subdivided into three steps: 1 – Definition of the Operating Cost Benchmarks; 2 – Definition of Variation Rate and Target between 2018 and 2022; 3 – Definition of Variation Rate and Target between 2023 and 2027.

Step 1 of definition of Operating Cost Benchmarks initially took into account the groups determined by ANEEL, which have been adjusted per region. For the distributors of the Northern region, the benchmarks that have been considered consisted of the following private distributors: Celpa and Celtins. These were grouped with Ceron, Eletrobrás Roraima, Eletroacre and Amazonas Energia.

For the Northeastern region, the following were considered: Celpe, Cemar, Coelce, Energisa Paraíba and Energisa Sergipe, Coelba and Cosern; these were grouped with Cepisa and Ceal.

[40] Detailed in the chapter on Consumption and Demand Forecasting
Ceres )nteligência Financeira	yt

In Step 2 of Definition of the Variation Rate between 2018 and 2022, ANEEL’s DEA data base of calculation of efficient costs was used for the 4CRTP. The PMSO expense of each company with the extension of the network is parameterized.

Based on these indicators, it is possible to calculate the average of the group of each distributor according to the region. Distributors whose initial indicator is greater than that verified by the group average shall have their cost adjusted in terms of indicator in the next rate adjustment, in 2023.

Distributors whose initial indicator is below that verified in the group average shall have as their target the indicator level between 2023 and 2027 lower than the group average.

Step 3 of Definition of the Variation Rate between 2023 and 2027 consists of the calculation of the average indicator of the private benchmarks of the groups. For the Northeastern region, the private distributors considered were: Celpe, Cemar, Coelce, Energisa Paraíba, and Energisa Sergipe. For the Northern region, the private distributors were: Celpa and Celtins.

When achieving the R$/Consumption unit indicator of the cycle target, distributors stabilize the operating cost indicators parameterized by consumption unit.

Phase 3 of Identification and Treatment of Accounts with Behavior Linked to Improvements of the Distributor consists of the identification of considered accounts that influence the effective PMSO cost, but that range in accordance with the operating improvements of the distributor41. Each company had a set of adjustments treated in their specific section.

Phase 4 consists of the estimate of the PMSO expense levels of distributors during the period of concession. With the targets between 2018 and 2022 and from 2023 to 2027, distributors will achieve the operating cost benchmarks by the end of 2027. From that year, the indicator of R$ PMSO/Consumption Unit is stabilized, and the absolute PMSO value ranges in effective terms by means of the variation of consumption units.

Efficient Costs Interval

The upper and lower limits of the efficiency interval42 calculated to each distributor were estimated. The values considered to these forecasts were based on those found in “Annex I – Efficiency Intervals” of submodule 2.2 V2 of PRORET. These limits have the trend of being aligned with their respective benchmarks in two occasions during the concession; the first ending in 2022 and the second ending in 2027.

41 Examples: ANEEL fines are reduced according to the curve of improvement of indicators of quality

42 Greater detail on the PRORET methodology about this subject may be found in chapter “Methodology”, Item PRORET (Rate Level), Sub-item “Operating Costs”, Topic “Efficient Cost Interval”, or PRORET submodule 2.2 V2 yu Ceres )nteligência Financeira

The first occasion calculates the simple average of each one of these limits to distributors according to their regional groups, consisting of:

Northeast: Ceal, Cepisa, Celpe, Cemar, Coelba, Coelce, Cosern, Energisa Paraíba, and Energisa Ser-gipe;

North: Amazonas Energia, Eletrobras Roraima, Ceron, Eletroacre, Celpa, and Celtins.

Distributors with upper or lower limit at level worse than that of the group average achieve the group average by 2022.

At the second occasion, the average of private distributors of these regional groups is calculated, consisting of:

Northeast Private Benchmark: Celpe, Cemar, Coelce, Energisa Paraíba, and Energisa Sergipe;

North Private Benchmark: Celpa, Celtins.

It should be noted that, since Technical Note 149/2017-SRM/SGT/SRD/SFF/ANEEL defines the operating costs in force from 2017 to 2023, the efficient costs intervals defined in this section will only have an impact to the rate after the Rate Review of 2023.

Ceres )nteligência Financeira

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CERES INTELIGÊNCIA FINANCEIRA

Specific Analyses of Distributor

History

The annexes contain tables that show the groups of the accounts related to the PMSO of each distributor. Similar accounts were initially grouped in terms of type of expense. After this exercise, the groups were allocated inside the PMSO accounts. The names and codes of accounts are described according to the original names and codes of the financial statements provided by the distributor. The values are adjusted as per the December/2016 Base Date.

Forecasting

According to the methodologies of groups and calculations already detailed, the results of the forecasting of expenses with PMSO - Personnel (P), Material (M), Services (S), and Other (O):

Table 23 – Personnel Expenses Forecasting 1 of 3

Personal Group	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Added bonus	7,254	7,568	7,904	8,248	8,604	8,968	9,347	9,742	10,154	10,584	11,032
Allowance	3,288	3,431	3,583	3,739	3,900	4,065	4,237	4,416	4,603	4,798	5,001
Medical care, occupational health and exams	12,842	13,398	13,992	14,602	15,231	15,875	16,547	17,247	17,976	18,737	19,529
Nursery and School Aid, Special Disabilities, Academy, Funeral	2,174	2,369	2,541	2,727	2,920	3,123	3,383	3,663	3,962	4,284	4,625
Qualifications and training	2,292	2,394	2,567	2,755	2,950	3,154	3,417	3,700	4,003	4,327	4,672
Function Bonus	5,351	5,583	5,830	6,085	6,347	6,615	6,895	7,187	7,491	7,808	8,138
Overtime	3,608	3,764	3,930	4,102	4,279	4,460	4,648	4,845	5,050	5,263	5,486
Labor indemnities	3,340	3,575	3,759	3,947	4,150	4,330	4,519	4,718	4,920	5,135	5,355
INSS, FGTS and their provisions	50,108	52,277	54,593	56,973	59,429	61,943	64,563	67,294	70,140	73,107	76,200
Others	-	-	-	-	-	-	-	-	-	-	-
Profit Share (PLR)	7,487	6,424	6,391	6,349	6,315	6,233	6,504	6,791	7,083	7,391	7,709
Private Pension Plan:	4,546	5,036	5,401	5,796	6,207	6,637	7,190	7,784	8,421	9,105	9,830
Wages/Salaries/Fees/After first year	66,031	68,139	67,784	67,338	66,976	66,111	68,990	72,033	75,126	78,398	81,764
Transfers:	(33,047)	(35,929)	(38,534)	(41,349)	(44,282)	(47,351)	(51,299)	(55,537)	(60,083)	(64,958)	(70,135)
Meal Voucher	12,178	12,705	13,268	13,846	14,443	15,054	15,691	16,355	17,046	17,767	18,519
Transport Voucher	16	24	26	28	30	32	35	37	40	44	47
Total	**147,468**	**150,759**	**153,035**	**155,185**	**157,497**	**159,249**	**164,667**	**170,275**	**175,935**	**181,790**	**187,772**

Source: Ceres Inteligência Financeira

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Table 24 - Personnel Expenses Forecasting 2 of 3

Personal Group	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Added bonus	11,498	11,985	12,492	13,020	13,571	14,145	14,743	15,367	16,017	16,694	17,400
Allowance	5,212	5,433	5,662	5,902	6,152	6,412	6,683	6,966	7,260	7,568	7,888
Medical care, occupational health and exams	20,355	21,216	22,114	23,049	24,024	25,040	26,100	27,204	28,354	29,554	30,804
Nursery and School Aid, Special Disabilities, Academy, Funeral	5,009	5,417	5,852	6,315	6,806	7,327	7,881	8,467	9,088	9,745	10,441
Qualifications and training	5,060	5,473	5,912	6,379	6,875	7,402	7,961	8,553	9,180	9,844	10,547
Function Bonus	8,482	8,841	9,215	9,605	10,011	10,435	10,876	11,336	11,816	12,315	12,836
Overtime	5,718	5,960	6,212	6,475	6,749	7,034	7,332	7,642	7,965	8,302	8,653
Labor indemnities	5,585	5,825	6,075	6,336	6,608	6,891	7,187	7,496	7,818	8,153	8,503
INSS, FGTS and their provisions	79,423	82,783	86,284	89,934	93,738	97,704	101,836	106,144	110,634	115,314	120,192
Others	-	-	-	-	-	-	-	-	-	-	-
Profit Share (PLR)	8,040	8,385	8,745	9,120	9,512	9,920	10,346	10,790	11,254	11,737	12,241
Private Pension Plan:	10,645	11,514	12,438	13,421	14,465	15,573	16,749	17,995	19,315	20,712	22,190
Wages/Salaries/Fees/After first year	85,274	88,935	92,753	96,735	100,888	105,220	109,737	114,448	119,361	124,485	129,829
Transfers:	(75,951)	(82,147)	(88,740)	(95,751)	(103,199)	(111,107)	(119,494)	(128,385)	(137,803)	(147,771)	(158,316)
Meal Voucher	19,302	20,119	20,970	21,857	22,781	23,745	24,749	25,796	26,888	28,025	29,210
Transport Voucher	51	55	60	64	70	75	80	86	93	100	107
Total	**193,705**	**199,794**	**206,044**	**212,461**	**219,050**	**225,816**	**232,765**	**239,904**	**247,239**	**254,777**	**262,525**

Source: Ceres Inteligência Financeira

Table 25 - Personnel Expenses Forecasting 3 of 3

Personal Group	2039	2040	2041	2042	2043	2044	2045	2046	2047
Added bonus	18,136	18,904	19,703	20,537	21,405	22,311	23,255	24,238	25,264
Allowance	8,221	8,569	8,932	9,309	9,703	10,114	10,541	10,987	11,452
Medical care, occupational health and exams	32,107	33,465	34,881	36,356	37,894	39,497	41,167	42,909	44,724
Nursery and School Aid, Special Disabilities, Academy, Funeral	11,176	11,952	12,772	13,638	14,550	15,512	16,525	17,592	18,715
Qualifications and training	11,289	12,074	12,902	13,776	14,698	15,670	16,693	17,771	18,905
Function Bonus	13,379	13,945	14,535	15,150	15,791	16,459	17,155	17,881	18,637
Overtime	9,019	9,401	9,798	10,213	10,645	11,095	11,565	12,054	12,564
Labor indemnities	8,868	9,249	9,646	10,060	10,492	10,942	11,412	11,902	12,413
INSS, FGTS and their provisions	125,276	130,575	136,098	141,855	147,856	154,110	160,629	167,423	174,505
Others	-	-	-	-	-	-	-	-	-

Ceres Inteligência Financeira 76

Profit Share (PLR)	12,766	13,314	13,886	14,482	15,103	15,752	16,428	17,133	17,868
Private Pension Plan:	23,752	25,403	27,145	28,984	30,924	32,968	35,121	37,388	39,775
Wages/Sala-ries/Fees/After first year	135,402	141,215	147,277	153,599	160,193	167,070	174,241	181,721	189,521
Transfers:	(169,462)	(181,238)	(193,671)	(206,791)	(220,627)	(235,211)	(250,574)	(266,751)	(283,775)
Meal Voucher	30,446	31,734	33,076	34,475	35,934	37,454	39,038	40,689	42,410
Transport Voucher	114	122	130	139	149	158	169	180	191
Total	**270,491**	**278,683**	**287,111**	**295,783**	**304,709**	**313,899**	**323,365**	**333,117**	**343,168**

Source: Ceres Inteligência Financeira

Table 26 - Material Expenses Forecasting 1 of 3

Material Group	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
FUELS AND LUBRICANT	826	862	900	939	980	1,021	1,065	1,110	1,156	1,205	1,256
SHARING OF EXPENSES RELATED PAR-TIES	0	11	12	13	13	14	16	17	18	20	21
BREAKFAST NOOK, KITCHEN AND HY-GIENE	82	69	69	68	68	67	70	73	76	80	83
OFFICE ROUTINE AND SUPPORT	750	1,062	1,139	1,222	1,309	1,400	1,516	1,641	1,776	1,920	2,073
CLEANING AND MAINTENANCE OF BUILDINGS AND INSTALLATIONS	241	254	272	292	313	335	363	393	425	459	496
Network maintenance, transmission line and substation	2,850	2,488	2,669	2,863	3,067	3,279	3,553	3,846	4,161	4,499	4,857
MAINTENANCE AND CONSUMPTION IN DATA PROCESSING	177	184	192	201	210	218	228	237	247	258	269
MAINTENANCE AND CONSUMPTION IN TELECOMMUNICATION	23	28	28	28	28	27	29	30	31	32	34
MAINTENANCE AND EQUIPMENT RE-COVERY	4	595	638	685	733	784	849	919	995	1,075	1,161
MAINTENANCE AND REPAIR OF VEHI-CLES	159	245	263	282	302	323	350	379	410	443	479
MAINTENANCE, MANUFACTURE OR ACQUISITION OF OF TOOLS AND. AND EQUIP SERV.	1,017	1,144	1,227	1,317	1,410	1,508	1,634	1,769	1,913	2,069	2,233
MATERIAL-REMAINING COST PRO-RATA	234	404	433	465	497	532	576	624	675	730	788
Total	**6,362**	**7,347**	**7,842**	**8,375**	**8,930**	**9,509**	**10,247**	**11,038**	**11,884**	**12,790**	**13,750**

Source: Ceres Inteligência Financeira

Table 27 - Material Expenses Forecasting 2 of 3

Material Group	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
FUELS AND LUBRICANTS	1,310	1,365	1,423	1,483	1,546	1,611	1,679	1,750	1,824	1,901	1,982
SHARING OF EXPENSES RE-LATED PARTIES	23	25	27	29	31	34	36	39	42	45	48
BREAKFAST NOOK, KITCHEN AND HYGIENE	87	90	94	98	103	107	112	116	121	127	132
OFFICE ROUTINE AND SUP-PORT	2,245	2,428	2,623	2,830	3,050	3,284	3,532	3,795	4,073	4,368	4,679

Ceres Inteligência Financeira 77

CERES INTELIGÊNCIA FINANCEIRA

CLEANING AND MAINTENANCE OF BUILDINGS AND INSTALLATIONS	537	581	627	677	730	786	845	908	974	1,045	1,119
Network maintenance, transmission line and substation	5,260	5,689	6,145	6,631	7,147	7,694	8,275	8,891	9,543	10,233	10,964
MAINTENANCE AND CONSUMPTION IN DATA PROCESSING	280	292	304	317	330	344	359	374	390	407	424
MAINTENANCE AND CONSUMPTION IN TELECOMMUNICATION	35	37	38	40	42	44	45	47	49	52	54
MAINTENANCE AND EQUIPMENT RECOVERY	1,257	1,360	1,469	1,585	1,709	1,839	1,978	2,126	2,281	2,446	2,621
MAINTENANCE AND REPAIR OF VEHICLES	518	560	605	653	704	758	815	876	940	1,008	1,080
MAINTENANCE, MANUFACTURE OR ACQUISITION OF TOOLS AND AND EQUIP SERV.	2,419	2,616	2,826	3,049	3,286	3,538	3,805	4,088	4,388	4,706	5,042
MATERIAL-REMAINING COST PRO-RATA	853	923	997	1,076	1,159	1,248	1,342	1,442	1,548	1,660	1,779
Total	**14,824**	**15,966**	**17,180**	**18,469**	**19,837**	**21,288**	**22,825**	**24,453**	**26,175**	**27,997**	**29,923**

Source: Ceres Inteligência Financeira

Table 28 - Material Expenses Forecasting 3 of 3

Material Group	2039	2040	2041	2042	2043	2044	2045	2046	2047
FUELS AND LUBRICANTS	2,066	2,153	2,244	2,339	2,438	2,541	2,648	2,760	2,877
SHARING OF EXPENSES RELATED PARTIES	52	55	59	63	67	72	76	81	86
BREAKFAST NOOK, KITCHEN AND HYGIENE	138	144	150	156	163	170	177	185	193
OFFICE ROUTINE AND SUPPORT	5,009	5,357	5,724	6,112	6,521	6,952	7,406	7,884	8,387
CLEANING AND MAINTENANCE OF BUILDINGS AND INSTALLATIONS	1,198	1,282	1,369	1,462	1,560	1,663	1,772	1,886	2,007
Network maintenance, transmission line and substation	11,736	12,551	13,412	14,321	15,279	16,289	17,353	18,473	19,652
MAINTENANCE AND CONSUMPTION IN DATA PROCESSING	442	460	480	500	521	543	566	590	615
MAINTENANCE AND CONSUMPTION IN TELECOMMUNICATION	56	58	61	64	66	69	72	75	78
MAINTENANCE AND EQUIPMENT RECOVERY	2,806	3,001	3,206	3,424	3,653	3,894	4,148	4,416	4,698
MAINTENANCE AND REPAIR OF VEHICLES	1,156	1,237	1,321	1,411	1,505	1,605	1,710	1,820	1,936
MAINTENANCE, MANUFACTURE OR ACQUISITION OF TOOLS AND AND EQUIP SERV.	5,397	5,772	6,168	6,585	7,026	7,490	7,980	8,495	9,037
MATERIAL-REMAINING COST PRO-RATA	1,904	2,036	2,176	2,323	2,479	2,642	2,815	2,997	3,188
Total	**31,957**	**34,105**	**36,370**	**38,760**	**41,278**	**43,930**	**46,724**	**49,663**	**52,755**

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 78

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INTELIGÊNCIA FINANCEIRA

Table 29 – Service Expenses Forecasting 1 of 3

Service Group	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Water / Sewage / Electric Energy	226	236	246	257	268	279	291	303	316	330	344
Support and Infrastructure	9,547	10,394	11,147	11,962	12,810	13,698	14,840	16,066	17,381	18,792	20,289
Performances Next to the Consumer	23,245	24,252	25,326	26,430	27,569	28,735	29,951	31,218	32,538	33,915	35,349
Communications (Telephone, Internet, IT, Post offices)	8,731	10,290	11,036	11,843	12,683	13,562	14,692	15,906	17,208	18,605	20,087
Consulting and Audits	8,620	8,993	9,392	9,801	10,224	10,656	11,107	11,577	12,066	12,577	13,109
Expenditures with Travel and Training	303	316	330	344	359	374	390	406	424	442	460
Maintenance of the Network of Distribution (RD)	84,023	85,669	91,881	98,592	105,587	112,903	122,318	132,423	143,263	154,888	167,231
Other	1,840	1,919	2,004	2,092	2,182	2,274	2,370	2,471	2,575	2,684	2,798
Services of Administrative Support and IT	4,800	7,825	8,392	9,005	9,644	10,312	11,172	12,095	13,085	14,147	15,275
Total	**141,335**	**149,893**	**159,754**	**170,326**	**181,326**	**192,794**	**207,132**	**222,465**	**238,857**	**256,378**	**274,942**

Source: Ceres Inteligência Financeira

Table 30 - Service Expenses Forecasting 2 of 3

Service Group	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Water / Sewage / Electric Energy	358	373	389	405	423	440	459	479	499	520	542
Support and Infrastructure	21,972	23,764	25,671	27,700	29,854	32,142	34,568	37,140	39,865	42,748	45,799
Performances Next to the Consumer	36,845	38,403	40,028	41,721	43,486	45,325	47,242	49,241	51,323	53,494	55,757
Communications (Telephone, Internet, IT, Post offices)	21,753	23,527	25,416	27,424	29,557	31,822	34,224	36,771	39,468	42,323	45,343
Consulting and Audits	13,663	14,241	14,844	15,471	16,126	16,808	17,519	18,260	19,032	19,837	20,677
Expenditures with Travel and Training	480	500	521	543	566	590	615	641	668	697	726
Maintenance of the Network of Distribution (RD)	181,099	195,872	211,593	228,310	246,070	264,925	284,925	306,124	328,580	352,348	377,491
Other	2,916	3,039	3,168	3,302	3,442	3,587	3,739	3,897	4,062	4,234	4,413
Services of Administrative Support and IT	16,541	17,891	19,327	20,854	22,476	24,198	26,025	27,961	30,012	32,183	34,480
Total	**295,627**	**317,611**	**340,956**	**365,730**	**391,999**	**419,837**	**449,316**	**480,514**	**513,509**	**548,385**	**585,227**

Source: Ceres Inteligência Financeira

Table 31 - Service Expenses Forecasting 3 of 3

Service Group	2039	2040	2041	2042	2043	2044	2045	2046	2047
Water / Sewage / Electric Energy	565	589	614	640	667	695	724	755	787
Support and Infrastructure	49,023	52,430	56,027	59,822	63,825	68,043	72,488	77,168	82,093
Performances Next to the Consumer	58,116	60,574	63,136	65,807	68,591	71,492	74,516	77,668	80,954
Communications (Telephone, Internet, IT, Post offices)	48,535	51,908	55,469	59,227	63,189	67,366	71,766	76,399	81,275
Consulting and Audits	21,551	22,463	23,413	24,403	25,436	26,512	27,633	28,802	30,020
Expenditures with Travel and Training	757	789	822	857	893	931	970	1,011	1,054

Ceres Inteligência Financeira 79

Maintenance of the Network of Distribution (RD)	404,069	432,148	461,793	493,076	526,067	560,840	597,473	636,045	676,638
Other	4,600	4,794	4,997	5,208	5,429	5,658	5,898	6,147	6,407
Services of Administrative Support and IT	36,907	39,472	42,180	45,037	48,050	51,226	54,572	58,096	61,803
Total	**624,123**	**665,166**	**708,451**	**754,077**	**802,145**	**852,764**	**906,041**	**962,091**	**1,021,031**

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 80

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INTELIGÊNCIA FINANCEIRA

Table 32 – Other Expenses Forecasting 1 of 3

Other Group	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Rentals/Leasing / Monthly Dues and the like	4,998	5,214	5,445	5,683	5,928	6,179	6,440	6,712	6,996	7,292	7,601
Own energy consumption)	2,718	2,836	2,961	3,091	3,224	3,360	3,502	3,650	3,805	3,966	4,134
Legal Expenses/Damages/Costs	28,626	29,700	30,739	31,799	32,902	33,990	35,434	36,944	38,510	40,147	41,849
Donations/Contributions/Grants	25	26	27	29	30	31	32	34	35	37	38
Trainees/Junior Apprenties/Employees On Loan	2,930	3,044	3,139	3,235	3,335	3,432	3,578	3,731	3,890	4,055	4,227
Infractions/Fines ANEEL	-	-	-	-	-	-	-	-	-	-	-
Other	(4,559)	(4,971)	(5,429)	(5,932)	(6,469)	(7,044)	(7,664)	(8,333)	(9,054)	(9,831)	(10,660)
Provisions/Reversals/ Renewals /Administrative Expenditure /Advertisement	3,390	3,537	3,693	3,854	4,020	4,190	4,368	4,552	4,745	4,946	5,155
Insurance	445	473	471	468	465	459	479	500	522	544	568
Other Transfers Accounts	0	0	0	0	0	0	0	0	0	0	0
Training/Other Travel Allowances/Accommodation/Medical Expenses	3,748	3,910	4,083	4,262	4,445	4,633	4,829	5,033	5,246	5,468	5,700
Taxes/Fees/Rates/Tariffs	2,597	776	766	755	744	727	759	792	826	862	899
Total	**44,918**	**44,547**	**45,897**	**47,243**	**48,624**	**49,958**	**51,758**	**53,617**	**55,521**	**57,487**	**59,511**

Source: Ceres Inteligência Financeira

Table 33 - Other Expenses Forecasting 2 of 3

Other Group	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Rentals/Leasing / Monthly Dues and the like	7,922	8,257	8,607	8,971	9,350	9,746	10,158	10,587	11,035	11,502	11,989
Own energy consumption	4,308	4,491	4,681	4,879	5,085	5,300	5,524	5,758	6,001	6,255	6,520
Legal Expenses/Damages/Costs	43,623	45,473	47,401	49,411	51,506	53,690	55,967	58,340	60,814	63,392	66,080
Donations/Contributions/Grants	40	41	43	45	47	49	51	53	55	58	60
Trainees/Junior Apprentices/Employees On Loan	4,407	4,594	4,789	4,992	5,204	5,425	5,655	5,895	6,145	6,406	6,678
Infractions/Fines ANEEL	-	-	-	-	-	-	-	-	-	-	-
Other	(11,544)	(12,486)	(13,488)	(14,553)	(15,686)	(16,887)	(18,162)	(19,514)	(20,945)	(22,460)	(24,063)
Provisions/Reversals/Renewals/Administrative Expenditure/Advertisement	5,373	5,600	5,837	6,084	6,341	6,610	6,889	7,181	7,484	7,801	8,131
Insurance	592	618	644	672	701	731	762	795	829	864	902
Transfers Other Accounts	0	0	1	1	1	1	1	1	1	1	1
Training/Other Travel Allowances/Accommodation/Medical Expenses	5,941	6,192	6,454	6,727	7,011	7,308	7,617	7,939	8,275	8,625	8,990
Taxes/Fees/Rates/Tariffs	938	978	1,020	1,064	1,110	1,157	1,207	1,259	1,313	1,369	1,428
Total	**61,601**	**63,759**	**65,988**	**68,291**	**70,670**	**73,128**	**75,669**	**78,294**	**81,008**	**83,814**	**86,716**

Source: Ceres Inteligência Financeira

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Table 34 - Other Expenses Forecasting 3 of 3

Other Group	2039	2040	2041	2042	2043	2044	2045	2046	2047
Rentals/Leasing / Monthly Dues and the like	12,496	13,024	13,575	14,150	14,748	15,372	16,022	16,700	17,406
Own energy consumption	6,796	7,083	7,383	7,695	8,021	8,360	8,713	9,082	9,466
Legal Expenses/Damages/Costs	68,882	71,803	74,847	78,021	81,329	84,777	88,372	92,119	96,025
Donations/Contributions/Grants	63	65	68	71	74	77	80	84	87
Trainees/Junior Apprenties/Employees On Loan	6,962	7,257	7,565	7,886	8,221	8,570	8,934	9,313	9,708
Infractions/Fines ANEEL	-	-	-	-	-	-	-	-	-
Other	(25,757)	(27,547)	(29,437)	(31,431)	(33,534)	(35,750)	(38,085)	(40,544)	(43,132)
Provsions/Reversals/Renewals/Administrative Expenditure/Advertisement	8,475	8,833	9,207	9,597	10,002	10,426	10,867	11,326	11,805
Insurance	940	981	1,023	1,067	1,112	1,160	1,210	1,262	1,316
Transfers Other Accounts	1	1	1	1	1	1	1	2	2
Training/Other Travel Allowances/Accommodation/Medical Expenses	9,370	9,767	10,180	10,611	11,059	11,527	12,015	12,523	13,053
Taxes/Fees/Rates/Tariffs	1,489	1,553	1,620	1,689	1,762	1,838	1,916	1,999	2,084
Total	**89,717**	**92,821**	**96,033**	**99,356**	**102,796**	**106,358**	**110,046**	**113,865**	**117,822**

Source: Ceres Inteligência Financeira

Year	Type of Company	Distribuitor	PMSO Total	Network Total (Km)	PMSO /Km	Personnel /Km	Material /Km	Services /Km	Other /Km
2013	Evaluated	EletroAcre	106,816	18,410	5,802	3,320	55	2,308	120
2013	Evaluated	Amazonas Energia	346,761	43,984	7,884	3,558	174	3,708	445
2013	Evaluated	Ceron	249,123	53,315	4,673	2,088	120	2,104	361
2013	Evaluated	Boa Vista	85,667	3,467	24,706	18,906	390	4,851	559
2013	Private	Celpa	687,146	116,757	5,885	1,176	135	2,669	1,906
2013	Private	Celtins	177,792	83,766	2,122	751	138	1,052	181
2012	Evaluated	EletroAcre	76,190	18,010	4,230	2,357	72	1,649	151
2012	Evaluated	Amazonas Energia	384,610	42,270	9,099	4,121	242	4,404	331
2012	Evaluated	Ceron	240,541	51,181	4,700	2,104	139	2,132	325
2012	Evaluated	Boa Vista	79,721	3,101	25,705	19,174	456	5,389	686
2012	Private	Celpa	579,802	109,907	5,275	1,571	140	2,963	602
2012	Private	Celtins	164,168	82,049	2,001	693	97	978	233
2011	Evaluated	EletroAcre	84,853	17,780	4,772	2,251	94	2,330	97
2011	Evaluated	Amazonas Energia	395,512	39,421	10,033	4,224	273	4,740	796
2011	Evaluated	Ceron	229,485	45,451	5,049	2,391	137	2,282	238
2011	Evaluated	Boa Vista	81,293	2,888	28,146	21,133	568	5,855	590
2011	Private	Celpa	469,014	107,048	4,381	1,218	164	2,602	397
2011	Private	Celtins	135,252	75,336	1,795	640	69	888	198
2010	Evaluated	EletroAcre	73,334	16,814	4,361	2,077	54	2,142	88
2010	Evaluated	Amazonas Energia	365,947	35,618	10,274	4,716	352	5,073	133
2010	Evaluated	Ceron	210,271	38,236	5,499	2,639	148	2,431	281
2010	Evaluated	Boa Vista	77,370	2,660	29,091	22,737	638	4,648	1,067
2010	Private	Celpa	458,401	99,354	4,614	998	156	2,946	513
2010	Private	Celtins	145,785	66,962	2,177	781	103	1,087	206
2009	Evaluated	EletroAcre	70,861	15,202	4,661	2,256	97	2,218	90

Ceres Inteligência Financeira 82

2009	Evaluated	Amazonas Energia	257,978	15,412	16,739	6,850	672	8,065	1,151
2009	Evaluated	Ceron	193,307	35,480	5,448	2,408	200	2,589	252
2009	Evaluated	Boa Vista	75,543	2,764	27,329	19,712	730	5,903	983
2009	Private	Celpa	504,850	91,289	5,530	1,411	205	3,286	629
2009	Private	Celtins	146,626	63,352	2,314	675	160	1,242	237
2008	Evaluated	EletroAcre	47,692	9,326	5,114	2,037	161	2,785	130
2008	Evaluated	Amazonas Energia	236,187	13,977	16,898	8,205	950	6,786	956
2008	Evaluated	Ceron	180,255	34,435	5,235	2,177	166	2,508	383
2008	Evaluated	Boa Vista	76,383	2,668	28,628	21,137	696	6,350	445
2008	Private	Celpa	400,760	81,748	4,902	1,403	266	2,782	452
2008	Private	Celtins	154,854	58,889	2,630	858	152	1,457	162

Source: ANEEL (DEA model database for Efficient Costs)

Efficiency Intervals

Table 36 - Estimated Upper and Lower Efficiency Limits - Ceron

Efficiency Limit	2017	2019	2022	2027	2032	2037	2042	2047
Upper	54%	54%	58%	79%	79%	79%	79%	79%
Lower	47%	48%	53%	74%	74%	74%	74%	74%

Source: ANEEL, Ceres Inteligência Financeira

Region Group	Name	Company Type	Lower limit (θinf)	Center	Upper limit (θsup)
North	Eletrobras Roraima	Evaluated	22.00%	23.00%	24.00%
North	Amazonas Energia	Evaluated	29.00%	31.00%	34.00%
North	Ceron	Evaluated	47.00%	51.00%	54.00%
North	EletroAcre	Evaluated	49.00%	52.00%	55.00%
North	Celpa	Private	52.00%	56.00%	58.00%
North	Celtins	Private	96.00%	100.00%	100.00%

Source: ANEEL, Ceres Inteligência Financeira

Region Group	Name	Lower limit (θinf)	Center	Upper limit (θsup)
North	Média Grupo	49.17%	52.17%	54.17%
North	Média *Benchmarks*	74.00%	78.00%	79.00%

Source: ANEEL, Ceres Inteligência Financeira

[43] PRORET Submodule 2.2 V2.0

Ceres Inteligência Financeira 83

Voluntary Dismissal Plan (“PDV”)

Common Analyses to Distributors

The adjustment of personnel involves the decision between terminating the labor agreement with the collaborator versus offering him/her a voluntary dismissal against financial compensation. The values of each option are evaluated by the employee and by the company, and each will choose what is best when making the decision.

The evaluation begins with the definition of the public eligible to the PDV, considering only collaborators with at least 20 years44 of effective labor link with the company. This public represents approximately one-third45 of the total personnel of the evaluated distributors.

Labor link with the company means employees in the following categories46:

· · · ·	Employees in full-time positions; Assigned employees[47]; Employees under license or with labor agreement suspended; Officer[48].

In this sense, the following employees are not included in the base containing employees eligible to the PDV:

  Employees requested from other agencies and branches49;
  Employees without link with the government;
  Board members;
  Young apprentice;
  Interns.

The payroll independent of enrollment on December 31, 2016, was evaluated to each distributor. Such evaluation resulted a termination value that is compared to the value if the employee applies to the PDV.

44 PID – Eletrobras Companies Dismissal Stimulation Plan – Commission of Mines and Energy – Chamber of Deputies –07/02/2013 45 PID Eletrobras calculated 36.4% of total eligible personnel 46 The categories are those presented in the due diligence of Human Resources performed by Service B, in “Product 8: Report on Distributor’s Human Resources Evaluation” of each distributor 47 According to Decree no. 4.050, dated April 12, 2001, which governs Article 93 of Act no. 8.112, dated 12/11/1990, these employees are part of the personnel of the conceding agency (the evaluated distributor is the conceding institution in such case) 48 Applicable only to officers with more than 20 years of career in the distributor and part of the effective personnel, not including officers required by other government agencies and branches or without link to the government, among others 49 According to Decree no. 4.050, dated April 12, 2001, which governs Article 93 of Act no. 8.112, dated 12/11/1990, these employees are part of the personnel of the conceding agency (the evaluated distributor is the receiving institution in such case)

Ceres )nteligência Financeira

zv

The PDV expense is entered as a nonrecurring item that occurs in two occasions, in its phase 1 on June 1, 2018, and in its phase 2 on June 2, 2019. Employees who leave the company reduce the PMSO personnel account. Such reduction may occur in two ways, either by means of reduction of the work position without the addition of a new employee and/or replacement with a new employee with a more competitive cost, which will return to the PMSO Personnel account.

The termination value is calculated based on the sum of the following accounts: base salary, additions50, overtime, prior notice, FGTS fine, vacation, and 13th salary, in which:

  13th salary has the same value of the Dec/2016 base salary;
  Additions and overtime refer to values received by the employees in December 2016;
  Prior notice is the sum of the monthly base salary, extraordinary compensation for length of work51;

· FGTS is calculated with the multiplication of the monthly salary by 8%, by the number of months that the individual worked at the company until the base date of December 31, 2016. The fine of FGTS represent 50% of this value;· Vacation has total value per employee of half plus 1+(1/3) of a base salary related to December 2016. This value is divided by half because at this point of the period, half of the individuals have already used their vacation benefit.

The PDV is calculated as approximately 18 times the sum of the Base Salary, Additions, and Overtime of the collaborators in December 2016. This choice represents the value with which approximately one-third52 of individuals eligible to the PDV see it as financially interesting when compared to the involuntary dismissal.

Considering such eligible collaborators, those in two specific situations join the Plan:

1 – Individuals whose PDV is equal to or higher than the involuntary contractual termination value;

2 – Individuals whose PDV is greater than twice the sum of the base salary, additions, and overtime is greater than or equal to the termination value.

The individuals in situation 1 join and receive the PDV originally offered, the individuals in situation 2 joint and receive the PDV plus two times the sum of the base salary, additions, and overtime.

50 Premium for hazardous, dangerous and hardship

51 At every one year, 3 days of bonus are received as compensation, up to a maximum of 60 days or two months of compensation. Added to the prior notice compensated with maximum of 30 days, the total of receipts may totalize 90 days 52 PID – Eletrobras Dismissal Benefit Plan – Commission of Mines and Energy – Chamber of Deputies – 07/02/2013. Eletrobras estimated that the number of dismissals would represent 47% of the public eligible to its 2013 PID zw Ceres )nteligência Financeira

CERES
INTELIGÊNCIA FINANCEIRA

Distributor's Specific Analyses

Table 39 – Payroll Realized Dec /16 (in R$ '000)

Employees	Base Salary	Bonus	Addi-tional	Over-time	Prior No-tice	FGTS Fine	13th Salary	Vacation + 1/3
Ineligible	1,513	56	353	97	2,636	5,677	504	1,009
Eligible who have not joined	1,413	143	60	32	4,238	21,818	471	942
Eligible Joining 1st year	592	110	356	78	1,776	7,633	197	395
Eligible Joining 2nd year	370	49	116	15	1,110	5,199	123	247
Total	**3,888**	**358**	**885**	**222**	**9,760**	**40,328**	**1,296**	**2,592**

Source: Distributor's bases, Eletrobras, Ministry of Labor, ANEEL, Ceres Inteligência Financeira

Table 40 - Voluntary Dismissal Plan (PDV) Forecasting

Employees	# Employees	% Fun-cionários	R$ Re-scisão	R$ PDV Proposta	R$ Despesa Fi-nal de PDV	% Despesa Final de PDV
Ineligible	376	49%	11,845	24,225	-	0%
Eligible who have not joined	218	30%	29,117	19,776	-	0%
Eligible Joining 1st year	92	13%	11,138	13,628	13,628	64%
Eligible Joining 2nd year	65	9%	7,228	6,594	7,693	36%
Total	**751**	**100%**	**59,327**	**64,223**	**21,321**	**100%**

Source: Distributor's bases, Eletrobras, Ministry of Labor, ANEEL, Ceres Inteligência Financeira

The base of employees used considers the base of the due diligence of human resources in its "Product 8: CEAL Distributor Human Resources Evaluation Report (Parts I and II)".

Ceres Inteligência Financeira 86

Offsetting for the Transgression of the Continuity Limits

Common Analyses to Distributors

ANEEL establishes limits for the continuity indicators. When surpassing these limits, a distributor shall financially offset the consumer. The compensation is automatic and shall be paid within up to 2 months after the month of calculation of the indicator (month of interruption)53.

Four individual continuity indicators are evaluated:

  Individual interruption duration per consumption unit (DIC): Interval of time, in the period of de- termination, that the electric power distribution was discontinued in each consumption unit or point of connection;
  Individual interruption frequency per consumption unit (FIC): Number of interruptions occurred in the period of determination, in each consumption unit or point of connection;
  Maximum duration of continuous interruption per consumption unit or point of connection (DMIC): Maximum period of continuous interruption of electric power, in each consumption unit or point of connection;
  Individual interruption duration occurred on critical day per consumption unit or point of connec- tion (DICRI): Corresponding to the duration of each interruption occurred on a critical day, to each consumption unit or point of connection.

Such continuity of supply is evaluated by ANEEL by means of subdivisions of the distributors, known as Electrical Sets. Each set54 is associated with limits to the indicators. The limits of the DIC and FIC indicators are defined for monthly, quarterly, and annual periods. The DMIC indicator limit is defined for monthly periods. The DICRI indicator limit is defined to each interruption on critical day55.

The forecasting of these indicators may be divided into three parts: estimate on the amount of fines for 2017, history of adjustment of fines in terms of unit cost, and high level of unit cost.

The estimate of the amount of compensations for 2017 was made based on the Offsetting Indicators Base of ANEEL and of the SAMP consumption units, owned by ANEEL, for years 2014 to 2016.

After Ë$ ÈÙÙæØççÜáÚ 6458?645: the following indicator was created to each distributor, in separate: ~~# ¼âáæèàãçÜâá ÎáÜçæ 6458?645:~~. This indicator represents to each distributor the sum of total offsetting

[53]	ANEEL
[54]	The Sets may have differentiated coverage, with sets covering part of a municipalities and sets covering multiple municipalities

55 Regulation in Module 8 of te PRODIST Distribution Procedures

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occurred between 2014 and 2016, divided by the sum of the consumption units of the distributor between 2014 and 2016.

Following that, the average indicator of each distributor between 2014 and 2016 is multiplied by the forecast of the number of consumption units for 201756, achieving the offsetting value in 2017.

To calculate the history of adjustment of the fines in terms of unit costs, the evaluated companies were grouped in regional benchmarks:

  Northeastern distributors: Cepisa and Ceal were grouped with Celpe, Cemar, Cosern, Energisa Paraíba and Energisa Sergipe;
  Northern distributors: Amazonas Energia, Ceron, Eletroacre and Eletrobras Roraima were grouped with Celpa and Energisa Tocantins.

To each regional group, private distributors »ËÅ 645: »ØáÖÛàÔåÞ ÈÙÙæØççÜáÚ benchmark, with the determination of the average of benchmark indicators57 ~~# 645: »ØáÖÛàÔåÞ ¼âáæèàãçÜâá ÎáÜçæ~~, i.e., the Northeastern region considered Celpe, Cemar, Cosern, Energisa Paraíba and Energisa Sergipe; and the Northern region considered Celpa and Energisa Tocantins.

The evaluated distributors, whose offsetting per consumption unit were better than those verified in the benchmarks, maintained their (best) indicator throughout the period of concession. The evaluated distributors, whose indicators were worse than the benchmarks, improved their indicators until they reached the benchmark indicator level.

At last, the final level of unit cost of distributors is achieved in 5 years, until the first ordinary rate review after the beginning of the concession, in which distributors achieve the offsetting average per consumption unit of the benchmark groups.

These unit cost values, multiplied by the forecasted consumption units, generate to each year an offsetting value to be incurred by the evaluated distributors. These values are divided homogeneously to each month of each respective year in the evaluation.

The treatments of such offsetting occur with the definition of two documents:

56 The forecasting of consumption units is treated in Chapter “Economic-Financial Evaluation”, Item “Demand Forecasting”, Subitem “Consumption Unit Forecasting” 57 The average verified in 2016 was used for the benchmark distributors in detriment of the 2014-2016 average, due to data missing in relation to the benchmarks for the periods before 2016

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1 – Normative Resolution no. 748, dated November 29, 201658, which establishes the terms and conditions for the provision of the public service of electric power by Designated Distributor;

2 – Official Letter no. 113/2017-DR/ANEEL, Brasília, dated May 3, 2017, case: 48510.000502/2017-00, which determines the submittal of a draft of the new model of Agreement for the Concession of Public Service of Electric Power Distribution59.

The treatment given in relation to Document 1, in its Chapter I (Revenue), in its Article 5 established that: “The Designated Distributor will be authorized to assign the resources from offsetting for violation of the limits of quality related to the continuity of the service and the voltage level in permanent regimen as per items 2.13 of section 8.1 and 5.11 of section 8.2 of PRODIST’ Module 8 for investments in the area of concession. ”

These offset values are included in entry Obligations Linked to the Electric Power Service (Special Obligations), during the period of designation for the provision of the electric power public service, i.e., between 01/01/17 and 02/28/18.

In relation to Document 2, in its Clause Nineteen (Transitory Provisions), Subclause One, we have: “DISTRIBUTOR may allocate the resources from offsetting for violation of the limits of quality, related to the continuity of the services and the sampling measurements of the voltage level in permanent regime, for the investments in the area of concession, until the end of the fifth calendar year after the date of execution of the concession agreement. ”

I.e., between 03/01/2018 and 02/28/2023, the distributor may allocate such offsetting to make investments, according to the criteria below:

  Paragraph one: “DISTRIBUTOR must continue calculating the offset values from the date of execution of the agreement, according to the regulation, for the purposes of follow-up and in- spection by ANEEL”;
  Paragraph Two: From the second calendar year following the execution of the agreement, in case the calculated values of the offsets are below the values of the calculated offsetting for the previous calendar year, such difference will be considered as a remunerable investment by DISTRIBUTOR upon the rate review, with the remaining value being included in entry Obliga- tions Linked to the Electric Power Public Service (Special Obligations) ”;
  Paragraph Three: “From the second calendar year after the execution of the agreement, in case the calculated values of the offsetting is greater than the values of calculated offsetting for the

58 ANEEL
59 As resolved by ANEEL Management in the 15th Ordinary Public Meeting, held on May 2, 2017

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In addition, regarding Document 2, the values of offsets accounted in special obligations and remunerable investments by the distributor are distributed in 12 months starting from the comparative calculation of the values as described in Paragraphs Two and Three.

Finally, from 03/01/2023 to the end of the concession, on 02/28/2048, all the offsetting will be included as an expense in the PMSO account.

Specific Analyses of Distributor

The analysis of the history of Ceron, compared to its group of benchmarks in the North region, shows that the average of the offsetting value per consumption unit (UC) of the evaluated distributor is greater than its comparison peers. For 2017, the considered value of offsetting to Ceron was of R$ 23.61 per Consumption Unit, while the average of the benchmark group is of R$11.25 per Consumption Unit.

The history of reduction of the offsets takes into consideration the coverage of the benchmark group levels in 5 years. In this sense, a reduction of 13.77% per year was defined for the offsetting per consumption unit to the evaluated distributor.

	2014	2015	2016	2017	2014	2015	2016	14-16 Average	2017
	Offsetting value (R$ '000)				R$ Offsetting/Cons. Unit				
Ceron	10,737	16,625	14,128	14,552	18.78	28.38	23.54	23.61	23.61
Celpa	-	15,009	26,230	-	-	6.67	11.09	6.13	-
Celtins	1,997	-	6,742	-	3.72	-	11.96	5.27	-

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

Evaluated Distributor and Benchmark	R$/Consumption Unit	Δ% Anual
Ceron	23.61	-13.77%
Benchmark Group	11.25	-

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

From the starting point established at R$ 23.61 per Consumption Unit, the annual reduction rate of 13.77% of such indicator shall apply. The table below shows the evolution of such indicator (R$/Consumption Unit), as well as the annual expense values of the distributor (R$ '000) with such offsetting.

Ceres Inteligência Financeira 90

The estimate is that by 2022 the amount expended with offsetting could be around 8.377 million Reais. The increase of the total value of offsetting throughout the following years occurs due to the increase of the consumption units to be served by the distributor.

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
R$ ('000)	10,737	16,625	14,128	14,552	13,145	11,814	10,573	9,426	8,377	8,610	8,827	9,030
R$/UC Evaluated	18.78	28.38	23.54	23.61	20.36	17.55	15.14	13.05	11.25	11.25	11.25	11.25
R$/UC Benchmark	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
R$ ('000)	9,219	9,395	9,560	9,713	9,856	9,988	10,111	10,225	10,330	10,427	10,516
R$/UC Evaluated	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25
R$/UC Benchmark	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048
R$ ('000)	10,598	10,672	10,739	10,800	10,854	10,901	10,943	10,979	11,009	11,033	11,052	11,068
R$/UC Evaluated	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25
R$/UC Benchmark	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

Ceres Inteligência Financeira 91

Figure 10 – Offsetting Evolution of the Evaluated Distributor and Comparison with the Target

R$/UC Avaliada; R$/UC Avaliada;

R$/UC Avaliada

R$/UC Avaliada

‘$/UC AÀaliada; íð; íô,óô	‘$/UC AÀaliada; îì; íñ,íð

‘$/UC Bev hua k; îõ; íí,îñ
‘$/UC Bev hua k	‘$/UC AÀaliada

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

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CERES INTELIGÊNCIA FINANCEIRA

Financing

Summary of the contracts

The information related to financing have been obtained from contracts and internal controls of the distributors. After the extraction of the data, a validation was made directly with the distributor. Financings have three formats, as detailed below:

- Existing loans, held by the company in December 2016 and credit concessions in 2017 until the delivery of this report. Currently, CERON has a debt balance on financing of R$ 963,961,000.00. Clearance is foreseen for contract ECF-2905/10 in 2017 in the amount of R$12,173,000.00, divided between the months of January and April..

  The table below shows the financing lines currently in force.

Table 46 - Financings (1 of 4)

Title	ECF-3110/13	ECF-2824/10	ECF-3072/13-A	ECF-3072/13-B	ECF3014/12	RGR Dec/18	ECF-2921/11
Months reserve account	-	-	-	-	-	-	-
Outstanding balance of the reserve account	-	-	-	-	-	-	-
Outstanding balance of funding	7,462	1,363	81,572	112,996	786	2,167	10,669
Reference Date of Outstanding Balances	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Table	SAC	SAC	SAC	SAC	SAC	SAC	SAC
First amortization	Dec/16	Dec/16	Dec/16	Dec/16	Jan/17	Dec/16	Dec/16
Number of installments	16	9	16	17	24	25	26
Gap between installments (months)	1	1	1	1	1	1	1
Grace period of principal (months)	-	-	-	-	1	-	-
Last amortization	Mar/18	Aug/17	Mar/18	Apr/18	Dec/18	Dec/18	Jan/19
First payment interests	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Gap between installments (months)	1	1	1	1	1	1	1
Grace period (months)	-	-	-	-	-	-	-
Reference rate	SELIC	None	SELIC	SELIC	SELIC	None	None
Limit of reference rate (% p.a.)	-	-	-	-	-	-	-
Multiplier of the reference rate (%)	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Spread (% p.a.)	0.025	0.070	0.025	0.025	0.025	0.070	0.070
Rate of Readjustment (Incorporates into the SD)	None	None	None	None	None	None	None

Source: Ceres Inteligência Financeira

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Table 47 - Financings (2 of 4)

Title	ECFS-010/04	ECF-2969/11	ECF-3024/12	ECF-2063/00	RES-658/16	ECF-1794/98	ECF-1677/97
Months reserve account	-	-	-	-	-	-	-
Outstanding balance of the reserve account	-	-	-	-	-	-	-
Outstanding balance of funding	1,303	885	126,866	538	143,782	3,056	3,012
Reference Date of Outstanding Bal-ances	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Table	SAC	SAC	SAC	SAC	Price	SAC	SAC
First amortization	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Number of installments	30	35	35	37	48	53	55
Gap between installments (month)	1	1	1	1	1	1	1
Grace period of principal (months)	-	-	-	-	-	-	-
Last amortization	May/19	Oct/19	Oct/19	Dec/19	Nov/20	Apr/21	Jun/21
First payment interests	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Gap between installments (month)	1	1	1	1	1	1	1
Grace period (months)	-	-	-	-	-	-	-
Reference rate	None	None	SELIC	None	SELIC	FINEL	FINEL
Limit of reference rate (% p.a.)	-	-	-	-	-	-	-
Multiplier of reference rate (%)	1.00	1.00	1.00	1.00	1.11	1.00	1.00
Spread (% p.a.)	0.060	0.070	0.025	0.070	0.005	0.020	0.020
Rate of Readjustment (Incorporates into the SD)	None	None	None	None	None	FINEL	FINEL

Source: Ceres Inteligência Financeira

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Table 48 - Financings (3 of 4)

Title	ECFS-160/06	ECF-2639/07	RES-752/14	RGR Feb/23	ECFS-278/09	RGR Feb/24	ECF-1705/98
Months reserve account	-	-	-	-	-	-	-
Outstanding balance of the reserve account	-	-	-	-	-	-	-
Outstanding balance of funding	4,522	2,615	324,149	11,773	8,560	453	324
Reference date of outstanding debts	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Table	SAC	SAC	SAC	SAC	SAC	SAC	SAC
First amortization	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Number of installments	58	61	68	75	84	87	90
Gap between installments (months)	1	1	1	1	1	1	1
Grace period of principal (months)	-	-	-	-	-	-	-
Last amortization	Sep/21	Dec/21	Jul/22	Feb/23	Nov/23	Feb/24	May/24
First payment interests	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Gap between payments (months)	1	1	1	1	1	1	1
Grace period (months)	-	-	-	-	-	-	-
Reference rate	None	None	CDI	None	None	None	None
Limit of the reference rate (% p.a.)	-	-	-	-	-	-	-
Multiplier of the reference rate (%)	1.00	1.00	1.20	1.00	1.00	1.00	1.00
Spread (% p.a.)	0.060	0.070	0.005	0.060	0.060	0.070	0.070
Rate of Readjustment (Incorporates in the SD)	None	None	None	None	None	None	None

Source: Ceres Inteligência Financeira

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Table 49 - Financings (4 of 4)

Title	ECF-1591/97	ECF-2905/10	RGR Oct/25	ECF-1520/97	ECF-2911/11	RGR Nov/26	ECFS-246/08
Months reserve account	-	-	-	-	-	-	-
Outstanding balance of the reserve account	-	-	-	-	-	-	-
Outstanding balance of funding	114	79,484	4,501	124	5,321	19,150	6,414
Reference date of outstanding debts	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Table	SAC	SAC	SAC	SAC	SAC	SAC	SAC
First amortization	Dec/16	Jul/18	Dec/16	Dec/16	Dec/16	Jan/17	Dec/16
Number of installments	98	88	107	108	118	120	153
Gap between installments (months)	1	1	1	1	1	1	1
Grace period of principal (months)	-	19	-	-	-	1	-
Last amortization	Jan/25	Oct/25	Oct/25	Nov/25	Sep/26	Dec/26	Aug/29
First payment interests	Dec/16	Jul/18	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Gap between payments (months)	1	1	1	1	1	1	1
Grace period (months)	-	19	-	-	-	-	-
Reference rate	None	BIRD	None	None	None	None	None
Limit of reference rate (% p.a.)	-	-	-	-	-	-	-
Multiplier of reference rate (%)	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Spread (% p.a.)	0.060	0.005	0.070	0.060	0.070	0.070	0.060
Readjustment rate (Incorporates in the SD)	None	IPCA	None	None	None	None	None

Source: Ceres Inteligência Financeira

- Financing linked to the investment budge, beginning in Jan/18, equivalent to 60% of the financeable CapEx (80% of CapEx is financeable). The amortization occurs according to the SAC table, with 12 months of grace period, interest rate of 115% of the CDI and monthly payments (each release occurs in conjunction with the investment schedule).

- Credit releases in 2017 from the RGR fund, as per Directive 388/2016-MME. These releases occur monthly, with estimated value of R$ 268 million, with amortization by the Price table, with interest rate of 111%, SELIC, in 36 installments. Those releases are in accordance with the tables below. It is worthwhile noting that the conditions of the RGR fund financings will be reviewed, so that the new premises will be adopted from the grant of the new concession, as indicated in NT 149/2017-SRM/SGT/SRD/SFF/ANEEL.

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CERES
INTELIGÊNCIA FINANCEIRA

Table 50 - RGR fund financing premises

R$ Million	Rondônia
Regulatory VBP	307
Losses in Generation	(6)
Losses in Distribution	(144)
(1) Expected VPB	**316**
PMSO	(312)
Adjustments	-
(2) Adjusted PMSO	**(385)**
Adjusted EBITDA = (1) + (2)	**(69)**
QRR	**(53)**
Interest	**(188)**
Reference Remuneration (RR)	**(309)**
RR after IRT 2016	**(309)**
Monthly Values	
Reference Remuneration (RR)	(26)
RR after Reference IRT 2016	(26)

Source: ANEEL[60]

It has already been performed the releases of credit from the RGR fund from February to June resulting in R$136 million in clearances. For the months of July to December 2017, monthly clearances are estimated that add to R$132 million, distributed as shown in the following table.

Table 51 – RGR Releases

(R$ '000)	Feb/17	Mar/17	Apr/17	May/17	Jun/17	Jul/17	Aug/17	Sep/17	Oct/17	Nov/17	Dec/17
	Realized					Forecasted					
RGR Rondônia	(30,512)	(23,534)	(23,534)	(23,985)	(34,449)	(22,000)	(22,000)	(22,000)	(22,000)	(22,000)	(21,804)
Total					**(136,015)**						**(131,804)**

Source: ANEEL

[60] Technical Note no. 415/2016-SCT-SRD-SRM-SRG-SGT-SFF-SFE-ASD/ANEEL. Procedures: 48500.004245/2016-77.

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CERES
INTELIGÊNCIA FINANCEIRA

Net Debt

The net debt balance adopted for the evaluation of Eletrobras Distribuição Rondônia was determined and complemented by the Due Diligence work of service B, as per report "Product 5: Accounting-Equity Due Diligence Report / Centrais Elétricas de Rondônia S.A.". The components of the net debt position indicated by the Accounting-Equity Due Diligence are presented in the table below. The position of the debt is fully discounted from the Enterprise Value of the company for the Valuation calculation.

Table 52 – Net Debt Balance

Net Indebtness (R$ '000)	Dec/15	Dec/16
Cash and cash equivalents	25,400	18,706
Bonds and Securities - TVM	30,152	2,039
Loans – Short term	(127,651)	(23,324)
Loans - Long Term	(607,023)	(940,637)
Net financial indebtedness	**(679,122)**	**(943,216)**
Deposits and judicial deposits – Long Term	79,719	127,064
Right of Reimbursement - Long Term	3,440,587	3,488,797
Debt charges	(8)	(6)
Post-employment benefit - Short term	(2,886)	(6,316)
Suppliers - Long Term	(3,060,507)	(3,421,566)
Taxes payable	(3,955)	(4,260)
Provisions for judicial causes	(134,772)	(172,184)
Reimbursement Obligations - Long Term	(142,624)	(152,339)
Other liabilities - Long Term	(42,199)	(47,439)
Other debt-items	**133,355**	**(188,249)**
Net debt reported	**(545,767)**	**(1,131,465)**
Reclassification between working capital and net debt	**(1,109,644)**	**(1,490,034)**
1 Balance to return from CCC received in excess	(6,164)	(125,083)
2 Balances to receive from CCC overdue and divided	131,053	85,173
3 Overdue Suppliers	(1,220,281)	(1,420,254)
4 Reclassification related parties	5,669	4,263
5 Other liabilities - Short term	(19,921)	(34,133)
Adjustments proposed by "due diligence"	**Nq!**	**Nq!**
Adjusted Net debt	**(1,655,411)**	**(2,621,499)**

Source: Accounting-Equity Due Diligence Report (Product 5, pages 17 to 21)

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Contingencies

The balance of contingencies of the valuation includes the values calculated by the Due Diligence works of Accounting-Equity, Environment, Actuarial, Legal, Human Resources, and Technical-Operational, and represent the overdue position for Dec/16. In such valuation, the value of contingencies is deducted directly from the calculated value for the distributor's Enterprise Value, as a component of the Valuation.

For the values indicated as tax, labor and social security contingencies, only the amounts whose evaluation of risk represented a likely event were considered.

The table below summarizes the amounts indicated as contingencies by the Due Diligence to Eletrobras Distribuição Rondônia and considered in this work.

Table 53 - Due Diligence Contingencies

	R$ '000
Tax, labor, and social security contingencies	(367,667)
Environmental contingencies	(38,717)
Actuarial contingencies	-
Legal contingencies	(132,839)
Human Resources Contingencies	-
Technical-Operational Contingencies	-
Total Contingencies	**(539,223)**

Source: Elaborated based on the indications of the reports of Accounting-Equity, Environmental, Actuarial, Legal, Human Resources, and Technical-Operational Due Diligence.

Ceres Inteligência Financeira 99

Agreements for the Purchase and Sale of Power

Summary of Agreements for the Purchase and Sale of Power

The data contained in the contracts were collected to define the characteristics of the agreements of purchase and sale of power in the Regulated Contracting Environment (ACR). Such data were validated with spreadsheets of internal control assigned by the distributor and with the spreadsheet updated in March 2017, of Consolidated Result of Electric Power Auctions per Contract, obtained on the website of the Electric Power Trading Chamber.

After gathering information on the contracts, the SPARTA system, 2016 readjustment, calculated if the power purchase volume was the same found in the contracts and spreadsheets of internal control. From the validation, the necessary volumes were added in order to obtain values and volumes compatible with the SPARTA.

With the data on quantity of power, price, beginning of effectiveness, end of effectiveness, base date of price, month of readjustment, and index rate of the readjustment of each contract, it was possible to group them based on the beginning and end of the contractual effectiveness, and to readjust the prices in order to update them. Thus, the contracts have been synthesized as shown in the table below. Such data were used as the basis for the demand of power to compose Installment A.

Table 54 - Power Purchase Agreements

Identification	Weighted Price	Qty. (MwAv-erage)	Beginning	End	Base Date	Month Readjust.	Index Rate
06th LEN 2011 - 25	171.18	0.35	01/01/2011	12/31/2025	Nov/16	November	IPCA
07th LEN 2013 - 27	242.09	11.61	01/01/2013	12/31/2027	Nov/16	November	IPCA
13th LEE 2014 - 19	334.42	0.41	05/01/2014	12/31/2019	Nov/16	November	IPCA
15th LEN 2017 - 36	109.68	0.92	01/01/2017	12/31/2036	Nov/16	November	IPCA
15th LEN 2017 - 46	116.57	4.67	01/01/2017	12/31/2046	Nov/16	November	IPCA
16th LEN 2018 - 42	175.01	11.62	01/01/2018	12/31/2042	Mar/17	March	IPCA
16th LEN 2018 - 47	147.78	9.80	01/01/2018	12/31/2047	Mar/17	March	IPCA
17th LEN 2016 - 35	147.88	11.61	01/01/2016	12/31/2035	Nov/16	November	IPCA
18th LEN 2018 - 37	150.05	28.43	05/01/2018	12/31/2037	Mar/17	March	IPCA
18th LEN 2018 - 42	168.61	2.42	05/01/2018	12/31/2042	Mar/17	March	IPCA
18th LEN 2018 - 47	120.26	15.10	05/01/2018	12/31/2047	Mar/17	March	IPCA
19th LEN 2017 - 36	147.53	2.35	01/31/2017	12/31/2036	Nov/16	November	IPCA
19th LEN 2017 - 46	137.35	1.15	01/31/2017	12/31/2046	Nov/16	November	IPCA
20th LEN 2019 - 38	162.38	1.72	01/01/2019	12/31/2038	Mar/17	March	IPCA
20th LEN 2019 - 43	244.98	9.34	01/01/2019	12/31/2043	Mar/17	March	IPCA
20th LEN 2019 - 48	192.10	0.04	01/01/2019	12/31/2048	Mar/17	March	IPCA
UHE Jirau	120.70	27.36	01/01/2013	12/31/2042	Nov/16	November	IPCA

Ceres Inteligência Financeira 100

CERES INTELIGÊNCIA FINANCEIRA

Belo Monte	119.64	12.13	01/01/2017	12/31/2047	Nov/16	November	IPCA
CCGF	65.04	41.26	01/01/2017	12/31/2047	Nov/16	November	IPCA
RONDON II	219.88	25.19	01/01/2017	12/31/2047	Nov/16	November	IPCA
MACHADINHO I	219.88	4.15	01/01/2017	12/31/2047	Nov/16	November	IPCA
MARTINUV	219.88	0.59	01/01/2017	12/31/2047	Nov/16	November	IPCA
CACHOEIRA FORMOSA	219.88	4.36	01/01/2017	12/31/2047	Nov/16	November	IPCA
CASCATA CHUPINGUAIA	219.88	3.25	01/01/2017	12/31/2047	Nov/16	November	IPCA
MONTE BELO	219.88	1.93	01/01/2017	12/31/2047	Nov/16	November	IPCA
SALDANHA	219.88	2.31	01/01/2017	12/31/2047	Nov/16	November	IPCA
CASTAMAN	219.88	0.86	01/01/2017	12/31/2047	Nov/16	November	IPCA
SANTA LUZIA D'OESTE	219.88	1.49	01/01/2017	12/31/2047	Nov/16	November	IPCA
ALTA FLORESTA	219.88	2.08	01/01/2017	12/31/2047	Nov/16	November	IPCA
CACHOEIRA	219.88	4.33	01/01/2017	12/31/2047	Nov/16	November	IPCA
PRIMAVERA	219.88	7.47	01/01/2017	12/31/2047	Nov/16	November	IPCA
ALTO É I and II	219.88	-	01/01/2017	12/31/2047	Nov/16	November	IPCA
RIO BRANCO	219.88	3.39	01/01/2017	12/31/2047	Nov/16	November	IPCA
TERMO NORTE II	219.73	196.19	01/01/2017	12/31/2047	Nov/16	November	IPCA
Joint Venture Brasil Bio Fuels - BID No. 10/2015	219.88	1.03	01/01/2017	12/31/2047	Nov/16	November	IPCA
Joint Venture Novo Horizonte - BID No. 001/2014 Lot II	219.88	14.96	01/01/2017	12/31/2047	Nov/16	November	IPCA
Own Generation	219.88	1.41	01/31/2017	12/31/2047	Nov/16	November	IPCA
Cota Angra I/Angra II	206.29	8.84	01/31/2017	12/31/2047	Nov/16	November	IPCA

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 101

Other Revenues

Analytical History of “Other Revenues”

The history of Other Revenues was elaborated for the past 5 years, based on the trial balance sheets supplied by the distributor. Following that, the relevance and recurrence of Other Revenues were analyzed to define which revenues are recurrent throughout time and may be forecasted for the period of analysis. Among the revenues that have been defined for the scope of the forecast, a study was carried out to verify if there is any relationship between each type of revenue with the operational indicators of the distributor (consumption units and/or consumption). At CERON, it was possible to note that the accessory activities of accounts “Lease and Rent” and “Other”; and the services to be collected from accounts “Chargeable Services” and “Income from Service Provision” have no relation with the operational indicators. But the revenue from the own accessory activities of account “Sharing of Infrastructure” and collectable services from account “CCIIP Administration Fee” showed correlation with the consumption and had its defined factor determined at R$ 2.07/MWh and R$ 2.68/MWh respectively.

Table 55 – Definition of Other Revenues

Other Revenues (R$ '000)	
Revenue	Basis Date
Own	
Lease and Rent	38
Sharing of infrastructure	2.0661 R$/MWh
Other	3,718
Chargeable Services	
Income from service provision	283
Chargeable services	3,050
CCIP Administration Fee	2.6843 R$/MWh

Source: Ceres Inteligência Financeira

In the analysis of the trial balance sheets, the accounts were grouped in the large groups of the table above. The groups were made due to changes to the standards of trial balance sheets throughout the years, which in some cases generated different descriptions or codes to different years, but that consisted of the same account. Another important factor for the creation of the groups was the impossibility to classify certain accounts of the sharing percentage groups in accordance with their description, reason why they have been allocated in the large groups based on the definition. The consolidation of Other Revenues in large groups was also important to establish an analysis of the historical evolution of the revenues grouped throughout the years, excluding specific and punctual effects of a single account. The table below presents the accounts in detail and the group division made.

Ceres Inteligência Financeira 102

Group	COD	Description	Avg. Last 3
Own			9,808,820
Lease and rental			37,595
	611051912884	RENTAL OF EQUIPMENT	37,595
Infrastructure Sharing			7,591,846
	6110319121	MUTUAL USE OF POLES	6,095,895
	6110319199312	OTHER REVENUES - INDENIZ. BENS REV.-VNR	1,495,951
Other			2,179,379
	6110319194	FINE DUE TO DELAYS-SUPPLIERS	0
	6110519191	MISCELANEOUS REVENUES	2,015
	6110519191900	MISCELANEOUS REVENUES	148,769
	6110519195	Judicial industrial	-42,377
	67103139	EARNINGS	1,075,137
	67103139312	EARNINGS UPDATE BASE REGULAR REMUNERATION	0
	67103191	OTHER REVENUES	0
	67103491	CENTRAL ADM – OTHER REVENUES	374,796
	67104191	OTHER REVENUES	496,502
	67104192	BIDDING SALE	14
	67105191	OTHER REVENUES	2,803
	67105491	OTHER REVENUES	121,720
Collectable Services			4,894,704
Collectable Services			4,894,704
	6110319111	INCOME FROM SERVICE PROVISION	58,686
	6110519111	INCOME FROM SERVICE PROVISION	15,790
	611051916200	TAXED SERVICE	1,045,860
	611051916200	CHARGEABLE SERVICES	1,991,752
	6110319111	INCOME FROM SERVICE PROVISION	210,068
	6110519112	CCIP ADMINISTRATION FEE	1,572,548
Total			14,703,524

Source: Distributor's trial balance sheet, Ceres Inteligência Financeira

Ceres Inteligência Financeira 103

Other Revenues Forecasting

The revenues that have not been linked to the operational indicators will remain fixed and shall be corrected by the IGP-M during the period. The initial base date of these revenues was defined by the average of the entry in the past three years. Revenues related to operational indicators were forecast from the calculation of the average value in R$ per Consumption Units (“UC”) or Mega Watt hour (MWh), and based on the curve of the indicators, the factor is corrected based on the IGP-M. The definition of the factor was based on the average of the value of revenue in the past three years, over the average of the past three years of the operational indicator values.

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Regulatory Remuneration Base Flow

Regulatory Remuneration Base Calculation

To estimate the Regulatory Remuneration Base to be validated in 4CRTP by ANEEL, the additions, write-off, and adjustments of the regulatory agencies have been evaluated for the following lines:

(1) Fixed Assets in Use (New Replacement Value); (2) Maximum Usage Index; (3) Gross Special Operations; (4) Fully Depreciated Assets;

(5)	Gross Remuneration Base = (1)-(2)-(3)-(4);
(6)	Accumulated Depreciation;
(7)	Net AIS (Market Value in Use);
(8)	Depreciated Usage Index;
(9)	Remuneration Base Value (VBR);
(10)	Stockroom in Operation;
(11)	Deferred Charges;
(12)	Net Special Obligations;
(13)	Real Property and Easements;
(14)	Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13);
(15)	RGR PLPT Balance;
(16)	RGR Balance Other Investments;
(17)	Depreciation Rate;
(18)	Regulatory Reintegration Quota = (5)*(17);
(19)	Effective WACC before Taxes;
(20)	RGR PLPT Rate;

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(21) RGR Rate Other Investments;

(22) Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19).

Common Analyses to Distributors

Composition of the 4CRTP Regulatory Remuneration Base

The composition of the Regulatory Remuneration Base considered in the evaluation may be divided into two parts: Initial Base and ANEEL Adjustments61.

The Initial Base refers to the values that will compose the Regulatory Remuneration Base in the 4th Cycle of Periodical Rate Review (4CRTP). These values were determined by independent companies that conduct the Investment Evaluation (Incremental Base Review) and Armored Base of distributors between 3CRTP and 4CRTP, achieving a composition of part of the lines composing the Regulatory Remuneration Base of the 4CRTP to each distributor. This Initial Base takes into account the Complete Evaluation Report of Distributors.

Thus, the Complete Evaluation Reports, which include the Incremental Base Review and the Armored Base Review and that were considered in the evaluation of each distributor are:

Eletrobras Distribuição Rondônia: SETAPE – Report: “EDAC Executive Summary – Complete Base –Evaluation of the Electricity Assets of Acre – Eletrobras Distribuição Rondônia”, reference February 28, 2017;

Eletrobras Distribuição Alagoas: Levin – Complete Evaluation Report “Companhia Energética de Ala-goas – CEAL Project no. 2715-17745”, reference February 28, 2017;

Eletrobras Distribuição Amazonas: Levin – Complete Evaluation Report “Eletrobras Amazonas Energia – Project Levin no. 3174-17752”, reference February 28, 2017;

Eletrobras Distribuição Piauí: Levin - Complete Evaluation Report “Cepisa Eletrobras Distribuição Piauí Project Levin no. 3082-18367”, reference February 28, 2017;

Eletrobras Distribuição Rondônia: Deloitte – Equity Evaluation Report “Centrais Elétricas de Rondônia – Ceron”, reference February 28, 2017;

[61] Performed by ANEEL inspection
Ceres )nteligência Financeira	srx

Eletrobras Distribuição Roraima: Levin – Complete Evaluation Report: “Eletrobras Distribuição Roraima Project no. 3012-17862” reference February 28, 2017.

Complete Evaluation of distributions shall hereinafter mean the aforementioned reports, related to the respective distributors.

During the evaluation procedure, the Distributors had two review reports of the Regulatory Remuneration Base. One to be presented to ANEEL, except atypical situations, with the Asset Evaluation Report, which reviews the Incremental Base of a CRTP to the other, considering money adjustments, additions, and write-off.

The second, the Complete Evaluation Report, considers this same Asset Evaluation Base and also reviews the Armored Base of 3CRTP, adjusted to the 4CRTP. This report was made and used in this work due to the important value of the assets of the distributors with potential to make part of their Armored Bases. However, it should be noted that the reviews on the Armored Base may have a smaller expectation of being accepted for they regard to specific cases when compared to the evaluations of the Incremental Base between CRTPs62.

The position of the Complete Evaluation Report, which has been considered in this work, includes the money adjustments of the 3CRTP Base, the additions and write-off between the 3CRTP and 4CRTP, and the review of the 3CRTP Armored Base, adjusted to the 4CRTP. The additions, write-off, and review of the Armored Base were included in its pertinent items by the evaluator of the Complete Report.

The evaluation of the Complete Report includes63 from item (1) Fixed Assets in Use (New Replacement Value) to (14) Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13) and all were used in the composition of the initial Regulatory Remuneration Base of 4CRTP64.

Items (15) RGR PLPT Balance and (16) RGR Balance Other Investments were subject to money adjustment by the IPCA between the values obtained in 3CRTP and 4CRTP.

Finally, the other percentage items: (17) and (19) to (21) were maintained constant in relation to what has been verified in 3CRTP and subtotals (5), (7), (9), (14), (18) and (22) had their calculation logics.

62 To balance such smaller change of acceptance by the regulatory agency, the difference of the Reviewed Armored Base and the “Common” Armored Base (Armored Base of the Asset Evaluation Report) is set aside, which is greater than that applied to the Incremental Base, as detailed in the topics below 63 These same lines are also included for the Asset Evaluation Report that reviews the Incremental Base 64 Item 1 was adjusted by ANEEL’s disallowance rate, which implied the variation of the original values used in the Regulatory Remuneration Base of the economic-financial evaluation. The disallowance was applied in separate over the Incremental Base and the Armored Base sry Ceres )nteligência Financeira

ANEEL Adjustment on the Incremental and Armored Bases

ANEEL inspects the Incremental Base of assets and the Reviewed Armored Base65 between periodical rate cycles. This advent implies that the assets presented and/or reviewed may be considered as inapplicable and thus discarded by the regulatory agency. Thus, the incremental Base between the 3CRTP and 4CRTP and the Armored Base Review of this same period were applied percentages of Incremental Base Adjustments and Armored Base Adjustments, respectively.

The average adjustment (disallowance) of the group of distributors evaluated in the 3CRTP per region was applied over the Incremental Base that forms the Initial Base of 4CRTP66, or for cases in which the average adjustment is worse than that verified by the company, the adjustment of the distributor was maintained

The average adjustments (disallowance) of the group of distributors evaluated in the 3CRT per region were applied over the Reviewed Armored that forms the Initial Base of the 4CRTP. Such adjustment is applied once to each distributor in its Initial Base, i.e., it is not applied in the following years, differently to the Incremental Base. For the Reviewed Armored Base67, Northern companies were attributed a disallowance of 5.73% and Northeastern companies had disallowance of 5.01%.

From 2018 to 204868, the average adjustment of the benchmark private distributors69 is applied per region, obtained from the 3CRTP Incremental Base. A disallowance of 2.09% was considered to Northeastern, and of 2.83% to Northern companies.

Disallowances are considered as effective, i.e., they are not presented again in the future and considered as assets by ANEEL. This occurs due to two main reasons:

  Difficulty to present the proof of the investment at the degree demanded by the regulatory agency;
  Management faults that could generate investments in assets not acknowledged in the Regulatory

Remuneration Base, which makes part of the invested assets to be set aside.

The evaluated distributors, with the entry of a new concession holder, will seek and gradually achieve the adjustment level by ANEEL of the benchmark private distributors of their regions, which will cause in the average that their asset disallowances are reduced when compared to the period prior to the private concession holder.

65 In the specific cases in which they are reviewed and presented again, as occurring to the Evaluated Distributors 66 Provided by the investment evaluators between 3CRTP and 4CRTP

67 Armored Base of the Complete Report less Armored Base of the Incremental Report 68 From the period of a new concession

69 Benchmark distributors compared to those evaluated in the Northern region: Celpa and Cemar; Northeastern region: Celpe, Energisa Paraíba and Energisa Sergipe. Energisa Tocantins (Celtins) was discarded due to the atypical value (above 1.5 of standard deviation over the average of indicators) of ANEEL adjustment for the period considered when compared to the other private distributors srz Ceres )nteligência Financeira

Finally, the application of the disallowance of the Remuneration Base presented by the distributors is levied upon item (1) Fixed Assets in Use (New Replacement Value) and consequently affects the items connected thereto. This will make the values considered in the evaluation to be different of the asset evaluation report in the magnitude of the disallowance applied to each distributor.

Regulatory Remuneration Base Components Forecasting

Inflation adjustments, additions, and write-off of assets shall occur for the years after the Initial Base of 4CRTP, which are considered in the evaluation until the final period of the concession.

Money Adjustments

The money adjustments of the Regulatory Remuneration Base may be subdivided into four detailed subgroups, as follows:

Items Monetarily Adjusted Directly; Items Consisting of Formulas; Percentage Items; Other Items.

It should also be noted that the values of the rates to which such adjustments occur may be found in section “Economic-Financial Evaluation”, in chapter “Macroeconomic Forecasting”.

The items of the Regulatory Remuneration Base are monetarily adjusted70 by the IPCA71: (1) Fixed Assets in Use (New Replacement Value); (3) Special Gross Obligations; (10) Stockroom in Operation; (11) Deferred Asset; (13) Real Properties and Easements;

70 The IPCA is applied directly to the value observed from the Initial Base, also considering their increments and write-off throughout the evaluation period 71 National Price Index to the Broad Consumer – IBGE, according to PRORET Submodule 2.3 V5, review 2.0, with date of effectiveness on 11/23/2015 and after, according to Normative Review no. 686/2015, dated 11/23/2015 sr{ Ceres )nteligência Financeira

(15) RGR PLPT Balance;

(16) RGR Balance Other Investments.

Items consisting of formulas, i.e., using the lines of the Regulatory Remuneration Base to be calculated, are monetarily updated indirectly, using the calculations over the items over which the accounts are realized, already monetarily updated. They are:

(5)	Gross Remuneration Base = (1)-(2)-(3)-(4);
(7)	Net AIS (Market Value in Use);
(9)	Remuneration Base Value (VBR);
(14)	Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13);
(18)	Regulatory Reintegration Quota = (5)*(17);
(22)	Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19).

The percentage items are not monetarily adjusted by any index. These items are: (17) Depreciation Rate; (19) Effective WACC before Taxes; (20) RGR PLPT Rate; (21) RGR Rate Other Investments.

Finally, items net of their depreciations, depreciations, and complete usage rates are treated specifically and have their money adjustments obtained indirectly.

Item (2) Complete Usage Rate is obtained by multiplying item (1) Fixed Assets in Use (New Replacement Value)72 by the ratio of the values of the Initial Base between item (2) over item (1).

Item (4) Fully Depreciated Assets is obtained by multiplying item (1) Fixed Assets in Use (New Replacement Value)73 by the ratio between the Accumulated Fully Depreciated Assets over the Accumulated VNR, both items of the ratio are in the same monetary date.

[72] Monetarily adjusted by the IPCA as highlighted above [73] Monetarily adjusted by the IPCA as highlighted above Ceres )nteligência Financeira	ssr

On its turn, the (6) Accumulated Depreciation is found by multiplying item (1) Fixed Assets in Use (New Replacement Value) by the ratio between the accumulated depreciation and the Accumulated VNR, with both last items being in the same monetary date.

Item (8) Depreciated Usage Rate is also monetarily adjusted indirectly, multiplying item (2) Complete Usage Rate74 by the subtraction of one by the ratio between the Depreciation of the Accumulated Usage Rate over the Accumulated Gross Usage Rate, with both items of the ratio being in the same monetary date.

Finally, item (12) Net Special Obligations75 is obtained by multiplying item (3) Special Gross Obligations by one less the ratio between the Depreciation of the Accumulated Special Obligation over the Accumulated Gross Special Obligation, with both items of the ratio being in the same monetary date.

Increments and Composition of the Regulatory Remuneration Base Lines

The assets will have increments throughout the period of concession, which are net of write-off, and that are contemplated in the economic-financial evaluation of distributors.

The items of the Regulatory Remuneration Base are affected differently by these increments and may be divided into five groups:

Items with Direct Increments; Items Consisting of Formulas; Percentage Items; Items without Increments; Other Items.

Part of the items of the Regulatory Remuneration Base are incremented directly, as detailed below: (1) Fixed Assets in Use (New Replacement Value); (3) Special Gross Obligations; (10) Stockroom in Operation; (13) Real Properties and Easements;

[74] Monetarily adjusted by the IPCA as highlighted above [75] Monetarily adjusted by the IPCA as highlighted above Ceres )nteligência Financeira	sss

Items (1), (10) and (13) have their increment values of the Regulatory Remuneration Base detailed in section “Economic-Financial Evaluation” of this document, in section “Investment Forecasting” and, on its turn item (3), is detailed in chapter “Special Obligations”.

Items consisting of formulas, i.e., using the lines of the Regulatory Remuneration Base to be calculated, are monetarily updated indirectly, using the calculations over the items over which the accounts are realized, already with their respective increments. The composition of the formulas of these items is the same according to the provisions established by the regulatory agency76, these items being:

(5)	Gross Remuneration Base = (1)-(2)-(3)-(4);
(7)	Net AIS (Market Value in Use);
(9)	Remuneration Base Value (VBR);
(14)	Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13);
(18)	Regulatory Reintegration Quota = (5)*(17);
(22)	Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19).

Percentage items are not affected by increments. Their percentages are established by regulation and the values verified in the 3CRTP of each evaluated distributor are kept constant. These items are:

(17) Depreciation Rate;

(19) Effective WACC before Taxes; (20) RGR PLPT Rate; (21) RGR Rate Other Investments.

These percentages are maintained unaltered throughout the entire valuation period.

Part of the items of the Regulatory Remuneration Base do not have increments, being only adjusted monetarily by the IPCA, considering the 3CRTP values allocated to each distributor.

(11) Deferred Asset;

(15) RGR PLPT Balance;

76 ANEEL PRORET Submodule 2.3, V2.0, of Normative Resolution no. 686/2015, dated 11/23/2015
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(16) RGR Balance Other Investments.

At last, the other items of the Regulatory Remuneration Base have particularities related to their composition and their increments, which are not related to the groups above.

Item (2) Complete Usage Rate is obtained by multiplying item (1) Fixed Assets in Use (New Replacement Value)77 of the period for the ratio of the values of the Initial Base between item (2) over item (1).

Item (4) Fully Depreciated Assets is detailed in the topic below “Fully Depreciated Assets”, of this same Chapter “Regulatory Remuneration Base Flow”.

Item (6) Accumulated Depreciation is calculated from the sum of the depreciation of the Initial Base, summed to the depreciation of the Incremental Base throughout the period of concession. Greater detail of the depreciation may be found in Chapter “Investment Forecasting” of this same section.

Item (8) Depreciated Usage Rate is calculated from the multiplication of item (2) Complete Usage Rate by one less the ratio between the Depreciation of the Accumulated Usage Rate over the Accumulated Gross Usage Rate, considering the components of the ratio in the same monetary date.

Finally, item (12) Net Special Obligations is obtained with the multiplication of item (3) Special Gross Obligations, by one less the ratio between the Depreciation of the Accumulated Special Obligation and the Special Gross Obligation, considering the components of the ratio in the same monetary date.

[77] Monetarily adjusted by the IPCA as highlighted above
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CERES INTELIGÊNCIA FINANCEIRA

Fully Depreciated Assets History

Fully depreciated assets are those that have already been 100% depreciated by that remain in use, thus being linked to the conceded service[78].

Thus, it is possible to understand that the participation of the fully depreciated assets in item (1) Fixed Assets in Use (New Replacement Value) indicates underused assets for cases of extremely low or percentages, or out-of-date for too high participations.

Thus, a balance was sought for the ratios of this indicator throughout the period of concession, which has been calculated based on the simple average of the indicator to the evaluated companies.

Finally, the history of distributors to such balance rate of 12.54% is based on the ratio (4)/(1) observed in the Regulatory Remuneration Base of 4CRTP and ranges at a constant, monthly rate until such balance is achieved at the end of the concession (02/28/2048).

The table presented below is presented at the initial and final rate of this indicator to the distributors:

	AC	AL	AM	PI	RO	RR	Avg
(1) Fixed Assets in Use (VNR)	963,111	2,546,705	1,259,774	3,006,302	1,886,310	303,341	
(4) Fully Depreciated Assets Balance	62,262	446,509	149,809	886,730	113,231	11,733	
(4)/(1)	**6.46%**	**17.53%**	**11.89%**	**29.50%**	**6.00%**	**3.87%**	**12.54%**

Source: ANEEL, asset evaluators to 4CRTP CETAPE and Levin, Ceres Inteligência Financeira

[78] Accounting Manual of the Electric Sector – ANEEL 2015
[79] Considering the values of the Asset Evaluation Report that review the Incremental Base as a reference of the trend of these assets

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Specific Analyses of Distributors

Distributor Results

CAPEX Description – Distribution Assets (Valued in thousand R$)	Base 3CRTP	Armored Base 4CRTP Feb/17
(1) Fixed Assets in Use (New Replacement Value)	1,207,975	2,084,367
(2) Complete Usage Rate	15,225	31,338
(3) Special Gross Obligations	424,083	608,594
(4) Fully Depreciated Assets	72,512	287,180
(5) Gross Remuneration Base = (1)-(2)-(3)-(4)	**696,154**	**1,157,255**
(6) Accumulated Depreciation	450,312	947,704
(7) Net AIS (Market Value in Use)	757,662	1,136,663
(8) Depreciated Usage Rate	10,576	19,139
(9) Remuneration Base Value (VBR)	747,087	1,117,524
(10) Stockroom in Operation	6,347	7,290
(11) Deferred Asset	0	0
(12) Net Special Obligations	386,221	503,128
(13) Real Properties and Easements	4,775	13,568
(14) Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13)	**371,988**	**635,255**
(15) RGR PLPT Balance	37,218	48,299
(16) RGR Balance Other Investments	79,466	103,123
(17) Depreciation Rate	3.76%	3.76%
(18) Regulatory Reintegration Quota = (5) * (17)	26,168	43,501
(19) Effective WACC before taxes	11.36%	11.36%
(20) RGR PLPT Rate	1.35%	1.35%
(21) RGR Rate Other Investments	3.62%	3.62%
(22) Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19)	**32,382**	**59,348**

Source: ANEEL, Deloitte[80], Duff & Phelps[81], Ceres Inteligência Financeira

Notes: ANEEL's 3CRTP Base; Armored Base 4CRTP, based on the Deloitte's data of adjusted integral Evaluation by means of disallowances applied to the Additional Incremental and Armored Bases, in separate, by Ceres

[80] Deloitte – Equity Evaluation Report– Centrais Elétricas de Rondônia – Ceron, basis date February 28, 2017
[81] Duff & Phelps – Evaluation Opinion REN 686/2015 ANEEL June 22, 2017, basis date February 28, 2017

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Incremental Base VNR between 3CRTP and 4CRTP	VNR Variation of Armored Base after Review	ANEEL Incremental Base Adjustment	ANEEL Armored Base Adjustment
340,101	347,275	(18,288)	(19,908)

Source: ANEEL, ANEEL, Deloitte[82], Duff & Phelps[83], Ceres Inteligência Financeira

Table 60 - ANEEL Adjustments 3CRTP – Incremental Base – CEAL

Incremental Base - CEAL (R$ '000)				
Accounting Entry	VNR Report	ANEEL Adjustment	VNR ANEEL	% ANEEL Adjustment
Intangible	12.404	(7)	10,698	0.05%
Real Property	252	324	576	128.91%
Tank	0	0	0	0.00%
Buildings	2,644	36	2,680	1.35%
Equipment	404,233	(41,892)	2,680	1.35&
Vehicles	238	131	368	55.03%
Furniture and Appliances	11,159	4,770	15,929	42.75%
Total	**430,939**	**(36,637)**	**394,293**	**(8.50%)**

Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 0085/2013-SFF. Case: 48500.0003957/2013-26 – ANEEL

[82] Deloitte – Equity Evaluation Report– Centrais Elétricas de Rondônia – Ceron, basis date February 28, 2017
[83] Duff & Phelps – Evaluation Opinion REN 686/2015 ANEEL June 22, 2017, basis data February 28, 2017

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CERES INTELIGÊNCIA FINANCEIRA

Incremental Base - Celpe (R$ '000)				
Accounting Entry	**VNR Report**	**ANEEL Adjustment**	**VNR ANEEL**	**% ANEEL Adjustment**
Intangible	53,900	0	53,900	0.00%
Real Property	4,782	(375)	4,408	(7.83%)
Tank	0	0	0	0.00%
Buildings	26,105	0	26,105	0.00%
Equipment	1,763,569	4,294	1,767,863	0.24%
Vehicles	6,571	0	6,571	0.00%
Furniture and Appliances	1,307	0	1,307	0.00%
Total	**1,856,235**	**3,920**	**1,860,155**	**0.21%**

Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 224/2012-SFF. Case: 48500.000703/2012-75 – ANEEL

Incremental Base – Celpa (R$ '000)				
Accounting Entry	**VNR Report**	**ANEEL Adjustment**	**VNR ANEEL**	**% ANEEL Adjustment**
Intangible	9,568	0	9,568	0.00%
Real Property	8,542	(1,058)	7,484	(12.38%)
Tank	0	0	0	0.00%
Buildings	18,557	(577)	17,980	(3.11%)
Equipment	1,657,331	(98,668)	1,558,664	(5.95%)
Vehicles	11,659	0	11,659	0.00%
Furniture and Appliances	2,870	0	2,870	0.00%
Total	**1,708,527**	**(100,303)**	**1,608,224**	**(5.87%)**

Source: ANEEL, Ceres Inteligência Financeira

Notes: RF TN 224/2012-SFF. Case: 48500.000703/2012-75 – ANEEL

		Total Adjust. Avg.
Privates North	**Benchmarks Group**	(2.83%)

Source: ANEEL, Ceres Inteligência Financeira

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CERES INTELIGÊNCIA FINANCEIRA

Table 64 - ANEEL 3CRTP Adjustments - Incremental Base – Eletroacre

Incremental Base – Energisa Se (R$ '000)				
Accounting Entry	VNR Report	ANEEL Adjustment	VNR ANEEL	% ANEEL Adjustment
Intangible	8,803	9	8,812	0.10%
Real Property	989	1	990	0.10%
Tank	0	0	0	0.00%
Buildings	7,170	1,662	8,832	23.18%
Equipment	515,113	(17,099)	498,014	(3.32%)
Vehicles	455	0	455	0.10%
Furniture and Appliances	669	1	670	0.10%
Total	**533,199**	**(15,426)**	**517,773**	**(2.89%)**

Source: ANEEL, Ceres Inteligência Financeira

Notes: 0082/2013-SFF. Case: 48500.003956/2013-81 - ANEEL

Armored Base – Amazonas Energia (R$ '000)				
Accounting Entry	VNR Report	ANEEL Adjustment	VNR ANEEL	% ANEEL Adjustment
Intangible	24,034	0	24,034	0.00%
Real Property	61,477	0	61,477	0.00%
Tank	0	0	0	0.00%
Buildings	111,678	0	111,678	0.00%
Equipment	1,817,478	(191,533)	1,625,945	(10.54%)
Vehicles	11,821	0	11,821	0.00%
Furniture and Appliances	27,394	0	27,394	0.00%
Total	**2,053,882**	**(191,533)**	**1,862,349**	**(9.33%)**

Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 0079/2013-SFF. Case: 48500.0006386/2012-09 – ANEEL

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Table 66 - ANEEL 3CRTP Adjustments - Armored Base – Ceron

Armored Base - Ceron (R$ '000)				
Accounting Entry	VNR Report	ANEEL Adjustment	VNR ANEEL	% ANEEL Adjustment
Intangible	10,714	(18)	10,695	(0.17%)
Real Property	1,863	0	1,863	0.00%
Tank	1,660	0	1,660	0.00%
Buildings	8,073	0	8,073	0.00%
Equipment	926,118	(109,255)	816,863	(11.80%)
Vehicles	7,022	0	7,022	0.00%
Furniture and Appliances	8,980	0	8,980	0.00%
Total	**964,430**	**(109,274)**	**855,156**	**(11.33%)**

Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 0085/2013-SFF. Case: 48500.0003957/2013-26 – ANEEL

Armored Base – Eletrobras Roraima (R$ '000)				
Accounting Entry	VNR Report	ANEEL Adjustment	VNR ANEEL	% ANEEL Adjustment
Intangible	3,427	(19)	3,408	(0.57%)
Real Property	1,523	132	1,655	8.69%
Tank	0	0	0	0.00%
Buildings	3,126	24	3,151	0.78%
Equipment	176,609	1,042	177,651	0.59%
Vehicles	2,929	(15)	2,914	(0.52%)
Furniture and Appliances	1,031	4	1,035	0.35%
Total	**188,645**	**1,168**	**189,813**	**0.62%**

Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 0080/2013-SFF. Case: 48500.000433/2013-83 – ANEEL

		Total Adjust. Base
Evaluated Norht	Evaluated Group	(5.73%)

Source: ANEEL, Ceres Inteligência Financeira

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Considerations on Assets in Course

It should be noted that this work does not incorporate the Fixed Assets positions in course of the enterprise to the Remuneration Base.

The evaluation reports of the Remuneration Base did not perform any treatment regarding the items of Fixed Assets in Course, due to the fact that this type of asset is not part of the scope of contract. In addition, the accounting position from the audited Financial Statements of the evaluated Distributor does not allow the acknowledgement of relevant particularities for the amounts in course to be considered.

Thus, based on the reports of the evaluators of the Remuneration Base and the audited Financial Statements, the following information cannot be extracted:

  what are the assets in operation not unitized;
  which amounts represent works in progress;
  which values refer to improvements or expansions interrupted;
  the New Replacement Value (VNR) of Fixed Assets in course;
  the depreciation rate to be applied and the moment in which its application begun;
  the usage rate of the assets for the cases in which the asset is already in use, and the source of financing of these assets in course.

These restrictions impede the estimate of the effective impact that the Fixed Assets in Course may generated to the Initial Remuneration Base and, consequently, to the respective tax impact.

Since the minimum set of premises to include these assets in course in the Remuneration Base was not met, it is not possible to obtain reasonable consistency regarding to eligibility for provision;
  physical-accounting conciliation;
  sources of financing, and
  other parameters of the reevaluation procedure (such as the VNR calculation, depreciation, usage rate, and write-off evaluations).

Thus, the effects of Fixed Assets in Course to the Remuneration Base were not included in this economic-financial evaluation document. The investor shall then analyze the criterion of adoption of the parameters to be considered.

Finally, for Eletrobras Distribuição Rondônia, it is highlighted the Equity Evaluation Report “Centrais Elétricas de Rondônia – CERON”, performed by Deloitte, which brings the balance for this Fixed Asset in Progress, as observed in the table below.

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str

Original Accounting Value ofAIC Balance Jun/17
501,744,841.02

Source: Deloitte; Preparation: Ceres Inteligência Financeira

Note: Report of Equity Evaluation "Centrais Elétricas de Rondônia – Ceron", performed by Deloitte, file "Executive Summary"

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Indemnification

This work considered the receipt of indemnification upon the end of the forecasting period (Feb/2048) resulting from the Net Remuneration Base.

The value calculated as indemnification is equivalent to the amount of the Net Remuneration Base of February/2048, net of tax over the capital gain. The capital gain was determined by the difference between the Net Remuneration Base at the end of the forecast, and the value of this base without the IPCA money adjustment effect.

The table below shows the forecasted value of indemnification for the case of Eletrobras Distribuição Rondônia.

Table 70 – Indemnification Forecasting

	R$'000 in Feb/2048
Net Remuneration Base	12,397,381
Income Tax on Money Adjustment	(1,935,458)
Net Indemnification	**10,461,923**

Source: Ceres Inteligência Financeira

Tax Loss and Negative Basis of CSL

As indicated in the Accounting-Financial Due Diligence Report, the company did not acknowledge in accounting terms the deferred credits of IRPJ [Corporate Taxpayer Income Tax] and CSL [Contribution over Profit] over the tax loss and over the negative CSL base. The calculated balances are found in the table below and were considered, until their complete liquidation, as a reduction base of the forecast of taxes payable of the enterprise.

Table 71 – Tax Loss Balances and CSL Negative Base

(R$'000)	IRPJ	CSL	Total
Tax Loss / Negative CSL Base	2,848,693	2,848,693	2,848,693
IRPJ 25%	712,173	-	712,173
CSL 9%	-	256,382	256,382
Total	**712,173**	**256,382**	**968,556**

Source: Accounting-Equity Due Diligence Report (Product 5, page 35)

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Special Obligations

Common Analyses to Distributors

The Special Obligations consist of resources related to: financial participation of the consumer, budget appropriation of the Government, federal, state, and municipal charges, and charges of special credits related to the investments applied to the enterprises linked to the concession.

The Special Obligations were calculated in two periods: The first for Dec/16, which used the position of Dec/16 made available by the evaluated distributors. The second from 2017, which excluded from the analytical bases of Special Obligations all nonrecurring items.

Bases with different levels of detail were provided, some distributors had specific treatments to define the recurring items. “Luz para Todos” Program (PLPT)84 is considered as a recurring item during its period of effectiveness for which distributors have expense forecasting (until 2019).

For the other Special Obligations, recurring items have been considered as those that in the past 5 years presented at least three variations of value, or that in the past three years had at least two years with variation of value.

[84] Detailed in the Investments chapter

CERES
INTELIGÊNCIA FINANCEIRA

Specific Analyses of Distributor

Table 72 – Special Obligations Forecasting (in R$ '000)

	2017	2018	2019	2020	2025	2030	2035	2040	2047
Special Obligations	15,496	15,496	15,496	15,496	15,496	15,496	15,496	15,496	15,496

Source: Distributor's bases, Ceres Inteligência Financeira

Entry	2014	2015	2016
Write-off and recognition of Special Obligations	0	0	-19,950
Special Obligations Reintegration quota	1,435	0	0
Debits	-22	-15	-5
Depreciation Special Obligations	15,816	13,215	0
Immobilization of ODI's	0	0	0
Light in the Field	200	0	0
Special obligations:	0	2,739	-14
Credit refund CDE 3rd Tranch	0	0	10,829
Transfer Infraction of Limit of the Continuity Index	0	0	-1,080

Source: Distributor's bases, Ceres Inteligência Financeira

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Indicators of Quality

Analysis of Indicators of Quality

The levels of the indicators of quality achieved by the evaluated distributors throughout the concession period (03/01/2018 to 02/28/2048) were estimated, the targets established by ANEEL in the same period were forecasted.

Seven indicators were evaluated:

DEC (Equivalent Duration of Interruption per Consumption Unit); FEC (Equivalent Frequency of Interruption per Consumption Unit); FER (Equivalent Frequency of Complaint); IASC (ANEEL Rating of Consumer Satisfaction); IAb (Telephone Support Abandonment Rate); ICO (Indicator of Busy Calls of Telephone Support).

These indicators affect the Component of Quality of Service Q of Factor X and may influence the values of Installment B of distributors, in accordance with the coverage or not of the regulatory targets established by ANEEL. The levels of coverage or not of each distributor are compared with the results obtained by the distributors of a same group85. A distributor may be between the 25% best or worst companies to whether achieve or not the target, or between the other 75% that whether achieve or not the levels established by ANEEL.

Summing all indicators, the addition or reduction value of Installment B may be of 2%, depending on the level of coverage of ANEEL targets by the distributor in each indicator, also compared to the other distributors of its group.

The equations and parameters for the classes of each indicator were used in accordance with ANEEL’s PRORET 2.5 V2.0.

The weights equivalent to each indicator are presented below:

[85] Groups are defined by size of company, as per Submodule 2.5 V2.0 of ANEEL’s PRORET
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		3CRTP Methodology	New Methodology			
Indicator Type	Indicator	Apr/15 to Mar/16	Apr/16 to Mar/17	Apr/17 to Mar/18	Apr/18 to Mar/19	Apr/19 to Mar/20
Technical	DEC	50.000%	30.000%	37.500%	45.000%	50.000%
	FEC	50.000%	30.000%	30.000%	27.000%	20.000%
Commercial	INS			0.750%	1.800%	4.000%
	ICO			0.375%	0.900%	3.000%
	IAb			0.375%	0.900%	3.000%
	FER			3.000%	7.200%	10.000%
	IASC			3.000%	7.200%	10.000%
	Total	**100.000%**	**60.000%**	**75.000%**	**90.000%**	**100.000%**

Source: PRORET ANEEL

The evaluation considered each one of such ratios in accordance with the dates specified in PRORET, and for the periods after Mar/2020, the last weights were considered for each indicator related to the values from Apr/19 to Mar/20.

In addition, terms of the draft of agreement[87] were considered in the evaluation. The effects of the transgressions of these indicators of quality as null for the 24 months following the execution of the concession agreement, considering that: "the inspection performed by ANEEL has an instructional and/or determinative nature, without penalties, except in the case of infringement of determinations made by ANEEL's Management."[88]

In addition, the following section of "Clause Nineteen – Transitory Provisions" shall be highlighted, valid until the end of the 5th year of concession from the date of execution of the concession agreement:

[86] PRORET Submodule 2.5 Version 2.0
[87] Draft of Concession Agreement dated 05/03/2017, Official Letter no. 113/2017-DR/ANEEL of procedure 48510.000502/2017-00, of Officer-General Romeu Donizete Rufino
[88] Draft of Concession Agreement dated 05/03/2017, Official Letter no. 113/2017-DR/ANEEL of procedure 48510.000502/2017-00, of Officer-General Romeu Donizete Rufino, in its Clause Nineteen – Transitory Provisions, Subclause Five

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calendar year, such difference shall be invested doubled in the concession and included in entry Obligations Linked to the Electric Power Public Service (Special Obligations).”

DEC and FEC

Common Analyses to Distributors

Forecasting of Indicators Performed by the Companies

The indicator of DEC (Equivalent Duration of Interruption per Consumption Unit) consists of the time in which a Consumption Unit (UC) remained without electric power for a certain period and the indicator of FEC (Equivalent Frequency of Interruption per Consumption Unit) consists of the number of times that an UV had no electricity for a given period.

The analyses89 may be divided into three parts: Starting Point, Indicator Variation Rate and ANEEL Limit.

The starting point consists of the DEC and FEC estimates for 2017 and is the result of data obtained for 201690 and adjusted according to ANEEL’s target of reduction for 201791 of DECi and FECi92. Based on the history of variation of distributors, the assumption is that distributors seek and achieve the DECi reduction percentage for the DEC as a whole, and, similarly, achieve the FECi percentage for the FEC as a whole.

The rate of variation of the indicator is based on the rate of variation realized by the private benchmark93. The DEC and FEC levels of the evaluated company in 2015 are evaluated and compared with the history of the private company, identifying 1993 and 2015 the most recent period in which the company had a rate near that of the evaluated company.

With the evaluation of this period of similarity of indicators, the extension of the period from this point to 2015 is evaluated, followed by the calculation of the annual geometric mean of variation of the indicator of the private company. Such indicator is initially applied in the distributors evaluated between 2018 and 2022, including both.

89 DEC and FEC Analyses are carried out in separate but have common constructive logical structure 90 Annual DEC and FEC of the case of collective indicators of continuity of ANEEL

91 Procedure 48500.004245/2016-77, Vote, Table 1 – Limit for the end of 2017 for operational management. Variation % between the Determined DECi and its Limit for 2017 and the Determined FECi and its Limit for 2017 92 Internal DEC and Internal FEC, indicators that accompany the interruptions occurred in the distribution system of internal origin 93 Companies with geographic proximity to the evaluated distributors

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sty

The assumed premise is that the privatization will cause the evaluated company to present internal changes that will impact the improvement of the indicator, aligned with the improvement verified by other distributors, also private.

Between 2023 and 2027, the speed in which distributors adjust94 to achieve the limits established by ANEEL95 for 2027. This is possible due to the maturity that the new concession holder gains throughout the period in the management of the company, which enables a degree of improvement that is faster than that verified in the recent period by the benchmark private distributors. Subsequently, the speeds adjust to the speed verified by the private distributors.

The evolution of the indicators occurs until the distributor achieves the DEC and FEC levels of the benchmark distributors for 2015 and remain constant until the end of the concession, on February 28, 2048.

At last, it should be noted that although achieving the global regulatory DEC and FEC levels, the distributor may offset consumer in case of violation of the individual limits. Such offsetting is treated in section “Offsetting for the Transgression of the Continuity Limits”.

Forecasting of Limits Established by ANEEL

The definitions of the limits established by ANEEL are based on those established between 2014 and 2016 by ANEEL to each distributor. To 2017, the limit used was that established by no. 88/2017-SRM/SGT/SRD/ ANEEL, dated May 24, 2017, case: 48500.002667/2017-99, until November to Eletro-acre, Amazonas Energia, Ceron and Eletrobras Roraima, and until September to Cepisa and Ceal, for it consists of the limit established to distributors for the year.

The subsequent months used the limits established in Technical Note no. 149/2017-SEM/SGT/SRD/SFF/ANEEL, dated September 8, 2017, procedure 48500.002667/2017-99, thus achieving a weighted limit for 2017 between both technical notes.

Years from 2018 to 202396 considered the provisions of Technical Note no. 149/2017-SEM/SGT/SRD/SFF/ANEEL, dated September 8, 2017, procedure 48500.002667/2017-99, related to the definitions of regulatory DEC and FEC limits for the designated distributors, which are: Eletroacre, Ceal, Amazonas Energia, Cepisa, Ceron and Eletrobras Roraima97.

94 Approximate speed of that verified by the private companies, to be presented in the specific analysis to each distributor 95 Estimate by Ceres as exposed below 96 Until the month of the ordinary rate review. To facilitate the view, the values are presented with annual references where 2022 will represent the indicator until the month of review 97 The limit includes Boa Vista (Capital) and CERR (Countryside), with the global limits of each one, for DEC, are of 29.75 and 99.84, respectively, while for FEC are of 54.65 and 68.65 stz Ceres )nteligência Financeira

Such Note 147/2017-SRM/SGT/SRD/ ANEEL defines the DEC and FEC limits in its paragraph 72, Table 7, and its paragraph 70 defines the period of duration of these limits "(...)Such limits shall remain unaltered until the fifth calendar year following the execution of the new contracts, so that the first ordinary rate review of the new contract establishes the limits for the next cycle."

These limits established for five years are presented in the table below.

Designated Distributor	DEC	FEC
Amazonas Energia	48.53	45.69
Eletrobras Roraima	48.67	58.43
Ceal	15.58	13.06
Cepisa	20.67	13.99
Ceron	27.54	18.90
Eletroacre	44.17	35.31

Source: ANEEL, Ceres Inteligência Financeira

Therefore, the evaluation considered the global DEC and FEC limits for 2018 and the ANEEL 2018 limits until the first rate review of each distributor in 2023.

From the first rate review after the assumption of a new concession holder in the second semester of 2023[99], an adjustment factor is applied to the targets established by ANEEL.

Such subsequent targets range according to the annual geometric mean of variation of ANEEL's target for each distributor individually evaluated between 2014 and 2017[100]. The targets adjust according to the variation rate proposed by the agency until the target reaches the degree of the indicator verified by the benchmark private companies, remaining constant from that point.

When achieving the targets of the period, distributors stabilize their efforts of improvement in order to achieve ANEEL's target and sustain it. In the long term, companies tend to have indicators verified by the benchmark companies, which tend to be equal to the targets estimated to ANEEL. This makes companies tend to achieve the other 75% of the distributors that achieve the DEC and FEC targets.

[98] Technical Note no. 149/2017-SEM/SGT/SRD/SFF/ANEEL, dated September 8, 2017, procedure 48500.002667/2017-99
[99] November 2023
[100] From 2014-2016, the limits established by the following technical notes have been used –
Eletroacre: NT 0194/2013-SRD/ANEEL on August 9, 2013, procedure 48500.002318/2013-43;
Ceal: NT 0186/2013-SRD/ANEEL on July 30, 2013, procedure 48500.000547/2013-23;
Amazonas Energia: NT 0179/2013-SRD/ANEEL on July 24, 2013, procedure 48500.001941/2013-89;
Cepisa: NT 0199/2013-SRD/ANEEL on August 13, 2013, procedure 48500.000546/2013-89;
Ceron: NT 0234/2013-SRD/ANEEL on November 8, 2013, procedure 48500.002316/2013-54;
Boa Vista: NT 0178/2013-SRD/ANEEL on July 22, 2013, procedure 48500.001942/2013-23;
Year 2017 used the limits verified in Technical Note 88/2017-SEM/SGT/SRD/ANEEL on May 24, 2017, procedure 48500.002667/2017-99

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Specific Analyses of Distributor

DEC

Ceron will achieve ANEEL's DEC limits as of 2018 and reaches the regulatory limits in year of subsequent tariff revision until it stabilizes reaching the target in 2027. This makes the distributor to achieve the limits established by the regulatory agency and to be part of the 75% that achieve the target from that point.

Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	40.78	32.18	29.46	26.71	24.21	21.95	20.57	20.57	19.38	18.26	17.21
ANEEL Limit	24.72	22.65	21.15	27.54	27.54	27.54	27.54	27.54	18.73	17.05	15.52
Δ%	65%	42%	39%	(3%)	(12%)	(20%)	(25%)	(25%)	4%	7%	11%

Source: ANEEL, Ceres Inteligência Financeira

Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	16.22	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28
ANEEL Limit	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28
Δ%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28
ANEEL Limit	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

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50
40
30
20
10
0
40.78
29.46
27.54
24.72
21.15
15.28
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realized
ANEEL Limit

Source: ANEEL, Ceres Inteligência Financeira

As of 2018, the improvement of the indicator to achieve the ANEEL target is lower than the potential of the *benchmark* distributors.

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	(21.09%)	(8.46%)	(6.32%)	(5.77%)	0.00%	0.00%	0.00%	0.00%
Potential	(21.09%)	(8.46%)	(9.35%)	(9.35%)	(9.35%)	(9.35%)	(9.35%)	(9.35%)

Source: ANEEL, Ceres Inteligência Financeira

The DEC Benchmark used as a reference for Ceron was Cemar, which had 42.4 in 2006 (3.81% above the DEC of Ceron in 2015, of 40.78) and decreased progressively to 15.3 in 2015, considered as ANEEL's maximum limit and maximum realized to CEAL in the period of concession.

Table 81 – Benchmark Evaluation Premises

DEC Evaluated 2015	Benchmark	Years to Benchmark	Evaluated/ Benchmark t0	Evaluated Rate to Benchmark
40,78	**Cemar**	10	-3,81%	-9,35%

Source: ANEEL, Ceres Inteligência Financeira

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Table 82 – DEC Benchmark Curve

Benchmark	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Cemar	42.4	28.6	27.2	23.5	21.5	21.4	21.6	18.9	17.0	15.3

Source: ANEEL, Ceres Inteligência Financeira

FEC

Ceron reaches ANEEL limits of DEC as of 2018 and reaches the regulatory limits in years of subsequent tariff revision until stabilizing reaching the target in 2027. This makes the distributor to reach the limits established by the regulatory agency and fall between the 75% that reaches the target from that point.

Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	30.30	21.58	18.67	16.71	15.89	15.89	15.89	15.89	14.17	12.63	11.26
ANEEL Limit	21.20	18.34	16.14	18.90	18.90	18.90	18.90	18.90	13.80	11.99	10.41
Δ%	43%	18%	16%	(12%)	(16%)	(16%)	(16%)	(16%)	3%	5%	8%

Source: ANEEL, Ceres Inteligência Financeira

Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	10.04	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95
ANEEL Limit	9.05	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95
Δ%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95
ANEEL Limit	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

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CERES INTELIGÊNCIA FINANCEIRA

The FEC Benchmark used as reference to CEAL was Energisa Paraíba, which had 19.40 in 2006 (6.72% greater than the FEC of CEAL in 2015, of 20.70) and decreased progressively to 8.0 in 2015, considering ANEEL's maximum limit and maximum realized to CEAL in the period of concession.

Table 88 – Benchmark Evaluation Premises

FEC Evaluated 2015	Benchmark	Years to Benchmark	Evaluated/ Benchmark t0	Evaluated Rate to Benchmark
30,30	**Cemar**	11	-7,92%	-10,49%

Source: ANEEL, Ceres Inteligência Financeira

Table 89 - FEC Benchmark Curve

Benchmark	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Cemar	32.9	24.6	19.8	16.8	15.1	14.0	11.6	10.9	10.9	11.0	9.0

Source: ANEEL, Ceres Inteligência Financeira

FER

Common Analyses to Distributors

The FER indicator (Equivalent Frequency of Complaint) consists of the equivalent frequency of complaints per each thousand of consumption units.

The starting point consists of the FER estimates for 2017 and is the result of data of the indicator of each distributor obtained between 2010 and 2016[101]. The geometric mean of annual variation of the distributor to each distributor between 2010 e 2016 is calculated and the variation is applied over the FER realized in 2016. (Realized FER Evaluated Distributor 2016)*(1+Geometric Mean FER 2010-2016 Evaluated Distributor)

The rate of variation of the indicator as of 2018 results from the rate of variation realized by the benchmark private groups[102]. The indicators from 2010 to 2016 of each benchmark are used to calculate the

[101] FER base of ANEEL Distribution Indicators
[102] Companies with geographic proximity to the evaluated distributors

Ceres Inteligência Financeira 134

Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	4.21	4.21	4.21	4.21	4.21	4.21	4.21	4.21	4.21	4.21	4.21
ANEEL Limit	13.00	13.00	13.00	13.00	13.00	13.00	13.00	13.00	13.00	13.00	13.00
Δ%	-68%	-68%	-68%	-68%	-68%	-68%	-68%	-68%	-68%	-68%	-68%

Source: ANEEL, Ceres Inteligência Financeira

15.00
13.00
9.59
4.21
16
14
12
10
8
6
4
2
0
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realized
ANEEL Limit

Source: ANEEL, Ceres Inteligência Financeira

Since 2018, the variation rate of the FER indicator will remain below the indicator potential, observed in the private distributors.

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	-44.42%	-21.08%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Potential	-44.42%	-21.08%	-10.19%	-10.19%	-10.19%	-10.19%	-10.19%	-10.19%

Source: ANEEL, Ceres Inteligência Financeira

The FER Benchmark used as reference to Ceron was Celpa and Celtins (Energisa TO), which have the mean annual improvement rate of 10.19% of the indicator between 2012 and 2016.

Ceres Inteligência Financeira 136

Benchmark Group) and so successively until the indicator achieves the IASC targets defined by ANEEL for the distributors evaluated for the years as of 2017.

The IASC target used is the minimum value of 70110 from 2017 and sustained until the end of the concession. When achieving the targets of the period, the distributors stabilize their efforts of improvement of the indicator. In the long term, companies tend to have indicators equal to the targets estimated to ANEEL. This makes companies tend to achieve the other 75% of the distributors that achieve the IASC targets.

Specific Analyses of Distributor

Ceron achieves the IASC ANEEL limits throughout the entire period of concession, which makes the distributor to be part of the 75% that achieves the target.

Table 97 - IASC Indicator – Realized/Forecasted x Target 1 of 3

Data	îìíñ	îìíò	îìíó	îìíô	îìíõ	îìîì	îìîí	îìîî	îìîï	îìîð	îìîñ
‘ealized	ñî.íñ	òì.óò	òì.óð	òò.ôñ	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì
ANEEL Liuit	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì
”%	îò%	íï%	íï%	ñ%	ì%	ì%	ì%	ì%	ì%	ì%	ì%
Source: ANEEL, Ceres Inteligência Financeira
Table 98 - IASC Indicator – Realized/Forecasted x Target 2 of 3

Data	îìîò	îìîó	îìîô	îìîõ	îìïì	îìïí	îìïî	îìïï	îìïð	îìïñ	îìïò
‘ealized	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì
ANEEL Liuit	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì	óì.ìì
”%	ì%	ì%	ì%	ì%	ì%	ì%	ì%	ì%	ì%	ì%	ì%
Source: ANEEL, Ceres Inteligência Financeira

110 PRORET ANEEL Submodule 2.5A
Ceres )nteligência Financeira	suz

CERES
INTELIGÊNCIA FINANCEIRA

Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
ANEEL Limit	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

80
70
60
50
40
30
20
10
0
70.00
60.74
52.15
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realized
ANEEL Limit

Source: ANEEL, Ceres Inteligência Financeira

The IASC variation rate of the distributor remains below the benchmark potential of private companies as of 2018.

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	16.51%	-0.03%	1.16%	0.00%	0.00%	0.00%	0.00%	0.00%
Potential	16.51%	-0.03%	10.05%	10.05%	10.05%	10.05%	10.05%	10.05%

Source: ANEEL, Ceres Inteligência Financeira

The IASC Benchmarks used as a reference for Ceron were Celpa and Celtins (Energisa TO), with average annual improvement rate is 10.05% of the indicator between 2012 and 2016.

Ceres Inteligência Financeira 139

Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	93.48	93.48	93.48	93.48	93.48	93.48	93.48	93.48	93.48	93.48	93.48
ANEEL Limit	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00
Δ%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%

Source: ANEEL, Ceres Inteligência Financeira

96
94
92
90
88
86
84
82
80
94.85
93.48
85.00
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realized
ANEEL Limit

Source: ANEEL, Ceres Inteligência Financeira

Realized variation rate of INS is lower than the potential during the concession period:

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	-1.44%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Potential	-1.44%	-1.50%	-1.50%	-1.50%	-1.50%	-1.50%	-1.50%	-1.50%

Source: ANEEL, Ceres Inteligência Financeira

The INS Benchmark used as reference to Ceron were Celpa and Celtins (Energisa TO), that deteriorated the indicator to an annual average rate of 1.5% of the indicator between 2012 and 2016.

Ceres Inteligência Financeira 142

IAb

Analyses Common to the Distributors

The IAb (Indicator of Telephone Service Abandonment) consists of the list of calls abandoned by the calls received less abandoned.

The IAb base of the distributors evaluated was reviewed and they noticed that the indicators improved from 2010 and 2016, reaching in 2016 the minimum levels required by ANEEL of 4%112. Therefore, they deemed that in 2017 the distributors evaluated have kept the levels of indicator in 2016.

The IAb targets of ANEEL have been perpetuated from 2017 to 2047. The companies have kept the levels established by ANEEL and become part of the group of remaining distributors – 75% - that reached the target in the period.

Specific Analyses of the Distributor

Ceron achieves the IAb ANEEL limits throughout the entire period of concession, which makes the distributor to be part of the 75% that achieves the target.

Table 111 - IAb Indicator – Realized/Forecast x Target 1 of 3

Data	îìíñ	îìíò	îìíó	îìíô	îìíõ	îìîì	îìîí	îìîî îìîï	îìîð	îìîñ
‘ealized	í.ïô	í.óò	í.óò	í.óò	í.óò	í.óò	í.óò	í.óò í.óò	í.óò	í.óò
ANEEL Liuit	ð.ìì	ð.ìì	ð.ìì	ð.ìì	ð.ìì	ð.ìì	ð.ìì	ð.ìì ð.ìì	ð.ìì	ð.ìì
”%	òò%	ñò%	ñò%	ñò%	ñò%	ñò%	ñò%	ñò% ñò%	ñò%	ñò%
Source: ANEEL, Ceres Inteligência Financeira
Table 112 - IAb Indicator – Realized/Forecast x Target 2 of 3

‘ealized	í.óò	í.óò	í.óò	í.óò	í.óò	í.óò	í.óò	í.óò	í.óò	í.óò	í.óò
ANEEL Liuit	ð.ìì	ð.ìì	ð.ìì	ð.ìì	ð.ìì	ð.ìì	ð.ìì	ð.ìì	ð.ìì	ð.ìì	ð.ìì
”%	ñò%	ñò%	ñò%	ñò%	ñò%	ñò%	ñò%	ñò%	ñò%	ñò%	ñò%
Source: ANEEL, Ceres Inteligência Financeira

112 PRORET ANEEL Submodule 2.5A
Ceres )nteligência Financeira	svv

ICO

Analyses Common to the Distributors

The ICO (Busy Call Indicator of Telephone Service) refers to the list of busy calls over offered.

Its analysis can be divided into three main parts: Starting Point, Indicator Variation Rate and Target.

The starting point consists of the ICO estimates for 2017, which derives from indicator data of each distributor obtained from 2010 to 2016113. The average is calculated by excluding the missing data114 from 2010 to 2016.

The indicator variation rate from 2018 to 2022 is calculated based on the variation of indicators obtained by the groups of benchmark of the outsourced distributors115. By using the indicators from 2010 to 2016 of each benchmark, the simple indicator average is calculated for each group established. The joint geometric average is applied per group from 2012 to 2016116, in which we have (Indicator 2017)*(1+Variation Rate of the Group of Benchmarks 2012-2016) and so on until the indicator reaches the targets defined by ANEEL of the distributors evaluated for the years starting in 2017 of ICO.

Between 2023 and 2027 the distributor speed is adjusted117 to reach the target established by ANEEL118 for 2027. This is possible thanks to the maturity that the new concessionaire acquires during the period in the company management, which allows them an improvement rate faster than that verified in the recent period by the benchmark of the outsourced distributors. Subsequently, the speeds are adjusted to the speed verified by the outsourced distributors.

The ICO target used is the maximum amount of 2%119 from 2015, which is kept to the concession end. While reaching the targets of the period, the distributors stabilized their improvement efforts of the indicator. In the long run, the companies tend to show indicators equal to the targets estimated for ANEEL. This leads the companies to reach the remaining 75% of distributors that reach the ICO targets.

Specific Analyses of the Distributor

Ceron achieves the ICO ANEEL limits from 2027 and keep reaching them throughout the entire period of concession, which makes the distributor to be part of the 75% that achieves the target from that point.

113 ICO base of Distribution Indicators of ANEEL

114 The year of 2016 and other points along the historical series present missing data, reason which the average reference checked in the period was used 115 Companies geographically located near the distributors evaluated 116 The interval with longer historic period was used, without missing data among the benchmark outsourced 117 Speed near that checked by the outsourced companies will be presented in the specific analysis for each distributor

118 Estimated by Ceres as it will be addressed below 119 PRORET ANEEL Submodule 2.5A Ceres )nteligência Financeira	svy

The PTF values, Annual average variation of the distributor market and Annual average variation of the number of consuming units were maintained during concession, starting May/15, date on which they became valid.

The valuesDMWh(i) andDUC(i) were calculated according to the forecast of demand and specific consuming units per consumption class of each distributor evaluated and are discussed in the chapter of Demand Forecast of this document.

Finally, we outline that according to the official letter no. 113/2017-DR/ANEEL121 in its “Clause Nineteen – Transitory Provisions”, Subclause Three, the value of Pd component will be defined as zero122 between the agreement execution ate and the first subsequent ordinary tariff revision.

Q Factor

The Q Component of the Factor by portions technical and commercial quality according to the following equation:

3

= 0.70.

36echnical

+ 0.30.

3%KIm N?E= l.

The technical component is composed by the indicators DEC (Equivalent Duration of Interruption per Consuming Unit) and FEC (Equivalent Frequency of Interruption per Consuming Unit).

The commercial component is composed by the indicators of FER (Equivalent Frequency of Complaint), IASC (ANEEL Index of Consumer’s Satisfaction), INS (Telephone Service Level Indicator), IAb (Telephone Service Abandonment Indicator) and ICO (Busy Call Indicator of Telephone Service).

These commercial and technical indicators are discussed in further details in the chapter “Quality Indicators” and take into account, among others, the provisions of the Technical Note 149/2017-SEM/SGT/SRD/SFF/ANEEL, of September 8, 2017, case 48500.002667/2017-99.

Considerations about the T Factor

The description and dates used for this component are discussed in the chapter that addresses Operating Costs and PMSO (Personnel, Materials, Services of Outsources and Others). We outline that during evaluation, between the agreement execution and the first ordinary subsequent tariff revision, its value was deemed zero123, as provided in the Technical Note no. 88/2017-SEM/SGT/SRD/ANEEL124.

121 On May 3, 2017, case 48510.000502/2017-00
122 Also provided in the Technical Note 149/2017-SEM/SGT/SRD/SFF/ANEEL on September 8, 2017, case
48500.002667/2017-99
123 Also provided in the Technical Note 149/2017-SEM/SGT/SRD/SFF/ANEEL on September 8, 2017, case
48500.002667/2017-99
124 On May 24, 2017, case 48500.002667/2017-99

Ceres )nteligência Financeira	sws

Cost of Capital of Third Parties (Kd)

The Cost of Capital of Third Parties is obtained through the weighted average of the gross debt (2011-2016) of the companies used for beta calculation, weighted by the percentage relation between the Cost of Debt and DI of the respective year of the same companies. Subsequently, this percentage relation between the Cost of Debt and DI is multiplied by the CDI forecast for the desired year. Finally, the inflation and taxes are discounted so as to reach the real Kd free of taxes.

The Cost of Capital of Third Parties (Kd) found was of 8.61% p.a. in nominal terms Net of Taxes. This parameter is discounted by the inflation so as to reveal the interest rate in real terms. For the Brazilian inflation, the forecast of the Wide National Index of Consumer Prices (IPCA) was considered.

Table 128 – Financial Structure of the Companies

Equatorial	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	502,149	176,455	166,693	216,644	517,214	662,137	906,589	869,308
Short Term Debt	760,769	257,092	342,185	818,280	175,208	970,716	852,690	986,951
Long Term Debt	3,128,378	1,084,609	1,127,211	2,257,395	3,050,429	3,404,177	3,082,448	3,847,440
Average Balance	3,194,798		1,405,549	2,272,536	3,150,656	3,800,265	4,155,016	4,384,765
Cost of Debt	**17.42%**		11.86%	9.53%	16.42%	17.42%	21.82%	19.83%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/DI	**147.82%**		102%	114%	204%	161%	165%	142%

Coelce	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	166,184	159,541	134,465	163,869	133,031	167,313	207,716	197,354
Short Term Debt	249,390	261,468	236,280	187,617	147,976	131,530	395,797	384,031
Long Term Debt	854,297	581,441	859,146	766,154	774,042	1,134,099	901,531	695,660
Average Balance	1,082,579		969,168	1,024,599	937,895	1,093,824	1,281,479	1,188,510
Cost of Debt	**15.45%**		13.87%	15.99%	14.18%	15.30%	16.21%	16.61%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/Di	**144.75%**		120%	190%	176%	141%	122%	119%

Ampla rj	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	296,019	213,405	195,242	195,848	189,529	208,424	375,456	694,226
Short Term Debt	341,985	450,098	567,248	248,710	106,444	209,042	355,388	790,340
Long Term Debt	1,778,949	797,854	844,324	1,107,447	1,419,582	1,599,493	2,329,232	2,438,990
Average Balance	1,837,592		1,329,762	1,383,865	1,441,092	1,667,281	2,246,578	2,956,975
Cost of Debt	**16.86%**		14.68%	14.15%	13.15%	12.50%	16.71%	23.48%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/Di	**144.63%**		127%	169%	163%	116%	126%	168%

Eletrobras	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	7,209,741	2,789,800	2,848,884	3,130,611	3,256,398	7,918,149	17,896,207	12,628,136
Short Term Debt	4,486,314	2,105,674	5,014,281	4,764,074	1,982,569	5,257,263	4,581,674	5,845,989
Long Term Debt	38,744,462	32,283,838	38,885,727	45,613,253	30,712,400	35,041,785	42,379,060	39,975,814
Average Balance	42,389,624		39,144,760	47,138,668	41,536,148	36,497,009	43,629,891	46,391,269
Cost of Debt	**18.75%**		7.28%	6.64%	7.84%	21.70%	41.02%	27.22%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/Di	**157.33%**		63%	79%	97%	201%	310%	194%

Source: Ceres Inteligência Financeira.

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Table 129 - Enterprise Value and Company Debt

Company	Cost of Debt	Gross debt	Ev	Debt To equity Pl	Debt/Dl	Debt To Equity MC
Eletropaulo	15.27%	3,099,172.60	4,305,981.92	92.39%	137.81%	99.91%
CELESC	17.13%	762,892.40	1,078,106.91	6.91%	158.42%	14.51%
Equatorial	17.42%	3,889,146.80	8,555,543.67	67.63%	147.82%	37.58%
Coelce	15.45%	1,103,687.40	4,276,685.55	53.13%	144.75%	28.20%
Ampla rj	16.86%	2,120,933.60	6,222,435.72	76.74%	144.63%	43.05%
Eletrobras	18.75%	43,230,776.20	55,199,995.15	85.51%	157.33%	309.90%

Source: Ceres Inteligência Financeira.

Weighted Cost of Debt/Di	154.79%

Source: Ceres Inteligência Financeira.

Table 131 - CDI Bradesco Forecast

Bradesco Forecast	2017	2018	2019	2020	2021	2022
CDI – end of period	8.43%	8.38%	8.38%	7.88%	7.88%	7.88%

Source: Ceres Inteligência Financeira.

With that, the Cost of Equity of Third Parties (Kd) obtained was of 4.20% p.a., in real terms and net of fiscal benefits, as can be seen below:

Table 132 – Calculation of Kd Cost

Cost of Debt	4.20%
Cost of equity of Third Parties (Kd) Nominal	13.05%
Cost of equity of Third Parties (Kd) Nominal Net of IR	8.61%
Cost of equity of Third Parties (Kd) Real Net of IR	**4.20%**

Source: Ceres Inteligência Financeira.

Weighted Average Cost of Capital (WACC)

The WACC is obtained by weighing the own costs of equity and of third parties and their respective interest percentages in the company capital structure, considering the tax benefit of the debt in case of capital of third parties. The capital structure used was the same used by ANEEL in the Proret Submodule 2.4.

The Weighted Average Cost of Capital (WACC) calculated was of 7.57% p.a. in real terms as it can be seen below.

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INTELIGÊNCIA FINANCEIRA

Weighted Average Cost of Capital	Average	*2017*	*2018*	*2019*	*2020*	*2025*	*2030*
Shareholder's Weight (We)	**51.24%**	51.24%	51.24%	51.24%	51.24%	51.24%	51.24%
Debt Weight (Wd)	**48.76%**	48.76%	48.76%	48.76%	48.76%	48.76%	48.76%
Cost of Equity (Ke) Real	**10.77%**	11.73%	10.16%	10.18%	10.42%	10.84%	10.79%
Cost of Equity of Third Parties (Kd) Real	**4.20%**	4.25%	4.09%	4.27%	4.19%	4.20%	4.20%
WACC Real	**7.57%**	**8.09%**	**7.20%**	**7.30%**	**7.39%**	**7.60%**	**7.58%**

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 157

Irrecoverable Revenues

Analyses Common to the Distributors

The irrecoverable revenues evaluated are the value invoiced that had not been received up to certain set date. Irrecoverable revenue is that deemed the indicator average: (value invoiced not received in the period t)/(total value invoiced in the period t), from the 49th to the 60th month prior to the base date.

The analysis can be divided into three main parts: an estimate for 2017, a variation rate of the indicators along the concession period and the target established.

To assess the indicator level in 2017, the medium value of the indicator was calculated for the base date of Dec/16. For each consumption class, the total value invoiced in the 60 prior months[125] was assessed as well as the total value not received of such respective months in relation to the base date of Dec/16[126].

The medium value was calculated between the value invoiced not received over the total value invoiced between the months of Dec/11 and Nov/12 inclusive, reaching the value of irrecoverable revenues on the base date of Dec/16.

The percentage of annual variation proposed by ANEEL in the indicator between 3CRTP and 2CRTP was applied to the value of Dec/16, reaching the value estimated for Dec/17. Thus, it was concluded that the company reached the variation forecast by the regulating body.

In relation to the variation rate after 2017, between 2017 and 2020, it was concluded that the variation rate proposed by ANEEL between 3CRTP and 2CRTP carries on being reached, completing a period of four years in this variation rate, according to initial forecast of ANEEL.

From 2021, the variation rate considered is that proposed in the variation from 4CRTP to 3CRTP. Such order of variations is chosen based on the difference of the rates initially proposed by the regulating body. The variation from 3CRTP to 2CRTP in average is softer than that proposed from 4CRTP to 3CRTP. It is agreed that the default levels need time to be deeply changed and, therefore, a less accelerated rate was used in the 3 first years of concession and a more accelerated rate was applied in the subsequent years.

The rate of irrecoverable revenues is stabilized when it reaches the target established by ANEEL in 4CRTP. If the company indicator has been lower than the target of the regulating body since the beginning, such default level lower than the target has perpetuated.

[125] Data obtained from the distributors also made available for ANEEL. Period prior to the base date considered from Dec/11 to Nov/16
[126] Considering Dec/16, when what was invoiced, e.g.; in Jan/15, has not yet been received by the distributor

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Consumption Class	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	Target
Household	4.71	4.67	4.63	4.59	4.55	4.52	4.48	4.44	4.40	4.37	2.36
Industrial	1.56	1.56	1.56	1.56	1.56	1.56	1.56	1.56	1.56	1.56	1.69
Commercial	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78
Rural	2.60	2.60	2.60	2.60	2.60	2.60	2.60	2.60	2.60	2.60	5.04
Public Power	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19
Public Lighting	0.31	0.31	0.31	0.31	0.31	0.31	0.31	0.31	0.31	0.31	0.31
Public Service	0.47	0.39	0.31	0.26	0.25	0.25	0.25	0.25	0.25	0.25	0.25
Others	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.24

Source: ANEEL, Ceres Inteligência Financeira

Consumption Class	2048	2049	2050	2051	2052	Target
Household	4.33	4.29	4.26	4.22	4.19	2.36
Industrial	1.56	1.56	1.56	1.56	1.56	1.69
Commercial	0.78	0.78	0.78	0.78	0.78	0.78
Rural	2.60	2.60	2.60	2.60	2.60	5.04
Public Power	0.19	0.19	0.19	0.19	0.19	0.19
Public Lighting	0.31	0.31	0.31	0.31	0.31	0.31
Public Service	0.25	0.25	0.25	0.25	0.25	0.25
Others	0.24	0.24	0.24	0.24	0.24	0.24

Source: ANEEL, Ceres Inteligência Financeira

Consumption Class	∑ month 49-60 Invoiced Not Received	∑ month 49-60 Total Invoiced	% Not Received
Residential	36,752	561,215	6.55%
Industrial	5,574	175,825	3.17%
Commercial	8,491	300,934	2.82%
Rural	2,133	82,030	2.60%
Public Power	931	94,180	0.99%
Public Lighting	399	23,853	1.67%
Public Service	5,542	16,876	32.84%
Total	59,823	1,254,913	4.77%

Source: ANEEL, Ceres Inteligência Financeira

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Table 139 - Targets ANEEL per Regulatory Cycle

Consumption Class	2CRTP	3CRTP	4CRTP	Δ% 3CRTP/2CRTP	Δ% 4CRTP/3CRTP
Residential	0.92%	0.89%	0.86%	-3.26%	-3.37%
Industrial	0.94%	0.79%	0.50%	-15.96%	-36.71%
Commercial	1.02%	0.87%	0.48%	-14.71%	-44.83%
Rural	1.53%	1.40%	0.81%	-8.50%	-42.14%
Public Power	1.38%	0.89%	0.11%	-35.51%	-87.64%
Public Lighting	1.07%	0.67%	0.01%	-37.38%	-98.51%
Public Service	0.34%	0.36%	0.01%	5.88%	-97.22%
Others	0.93%	0.64%	0.04%	-31.18%	-93.23%

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 161

Loss Forecast

The electrical distribution system losses are divided into two categories: Basic Network losses and Distribution Network losses. It its turn, the Distribution Network losses are divided into Technical Losses and Non-Technical Losses.

The Basic Network loss consists of the energy loss in the physical processes occurring between generation to the distribution system. Such loss costs are divided equally between the generator and distributor, with each company assuming 50% of the Basic Network loss. The Technical Loss consists of the energy loss inherent to the electric power transport, voltage transformation and energy measurement. They can be deemed as the consumption of equipment employed in the energy distribution. The Non-Technical Losses correspond to the difference between total losses and technical losses. The remaining losses are associated to the distribution system (e.g; energy robbery, measurement error, invoicing error, etc.). These are losses related to the commercial management of the distributors.

The model is forecast in loss percentage in the energy invoiced (deemed equivalent to the energy injected in the forecasts of this work) for the Technical Losses and in the Basic Network and loss percentage in the low voltage market for the Non-Technical Losses, as established by the submodule 2.6 of PRORET.

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sxt

Technical Loss and Loss in the Basic Grid

The regulatory loss consists in the amounts of efficient loss defined as a target for the distributor in the tariff review period. It has been assumed that the real Loss in the Basic Grid and the Technical Loss will be equal to the calculated regulatory ones. The Technical Loss was calculated by ANEEL128 in the last tariff review cycle in 2013, and considered the physical characteristics of the distribution system and the distributors´ equipment. The real Loss in the Basic Grid is calculated monthly by CCEE129 and the regulatory amount is provided by the average of the measurements in the last 12 months and the amount from the last tariff adjustment in 2016 was used. As the amounts of Technical Loss and Loss in the Basic Grid are not related to the distributor´s activity and its distributed power administration, but to physical processes and the characteristics of the used equipment, it was defined that for both indicators, the regulatory and the real amounts will remain constant and equal along the period.

Table 140 – Level of Technical Loss and Loss in the Basic Grid.

% Loss/ Ivje ted PoÁeŒ

Te hvi al Loss	Loss iv the Basi GŒid
íí.íñ%	î.ðò%

Source: Ceres Inteligência Financeira based on data from CCEE and ANEEL

128 Data obtained from SAMP, disclosure source defined by submodule 2.6 of PRORET 129 Data available in SPARTA, file from the last tariff adjustment (2016) Ceres )nteligência Financeira	sxu

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Non-Technical Losses

The track record of regulatory Non-Technical Losses is defined in two different periods.

1. From 2017 to 2023: Non-Technical Losses defined at NT 149/2017-SRM/SGT/SRD/SFF/ANEEL;
2. As of 2023: Loss decrease curve until it reaches the regulatory target.

For the period ranging from Sep/2017 to Sep/2023 the regulatory levels were maintained at the level of the regulatory losses listed at NT 149/2017-SRM/SGT/SRD/SFF/ANEEL, equivalent to 27.18%.

As of Sep/2023, the calculation method of the regulatory loss curve was according to the definitions described in the submodule 2.6 of PRORET. Calculation occurs every tariff review procedure and takes into account three factors: target, track record up to target and the regulatory loss decrease thresholds. The target is calculated based on the analysis of the benchmarking comparative pattern, in which a company is set to serve as comparison basis considering its size and an indicator provided by ANEEL which is the social-economic complexity of the region where the utility is located. After the comparative analysis of the listed companies and Ceron, its benchmarking was defined to be EBO – Energisa Bordorema. After defining the benchmarking company, the target is calculated using the metric specified in the text of submodule 2.6 of PRORET:

Figure 12 – Target Calculation by Benchmark Comparison

$$Meta_{(i,j)} = Prob_{(i,j)} \times P_{bench} + [1 - Prob_{(i,j)}] \times P_{(i)} \quad (5)$$

where:
$Meta_{(i,j)}$: Target of losses for company i [%], as per pattern j;
$Prob_{(i,j)}$: Probability that benchmark is within more complex concession area, as per pattern j;
P_{bench}: non-technical loss percentage over the low-voltage market practiced by benchmark company; and
$P_{(i)}$: non-technical loss percentage over the low-voltage market practiced by company i.

Source: Submodule 2.6 of PRORET

The indicative value of probability that the benchmark is in a more complex concession area is provided by ANEEL at the PRORET and calculated according to three different statistical patterns. The target considered is the average of the target calculated in each statistical pattern. After the target for the next year's tariff review is defined, the annual decrease of regulatory losses is analyzed. If the annual loss decrease required to reach the target set forth by the benchmark comparison pattern exceeds the regulatory loss decrease threshold set at PRORET, the annual regulatory loss decrease is construed to take place by the threshold, and, otherwise, the target is kept for the next tariff review with the track record over years being defined by the straight-line method. When the Regulatory Non-Technical Loss reaches 7.5% there is no more track record to decrease the regulatory levels, as determined by PRORET.

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Table 141 – Forecast Regulatory Losses 1 of 3

Regulatory Losses %	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Technical Losses (PT/EI)	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%
Non-Technical Losses (PNT/BT)	23.09%	23.09%	23.09%	23.09%	23.09%	23.09%	7.99%	7.96%	7.92%	7.88%	7.85%
Losses at Basic Grid(PB/EI)	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%

Source: Ceres Inteligência Financeira

Table 142 – Forecast Regulatory losses 2 of 3

Regulatory losses %	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Technical Losses (PT/EI)	11.15%	11.15%	11.15%	11.15 %	11.15%	11.15 %	11.15%	11.15%	11.15%	11.15%
Non-Technical Losses (PNT/BT)	7.78%	7.71%	7.64%	7.57%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Losses at Basic Grid(PB/EI)	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%

Source: Ceres Inteligência Financeira

Table 143 – Forecast Regulatory losses 3 of 3

Regulatory losses %	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Technical Losses (PT/EI)	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%
Non-Technical Losses (PNT/BT)	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Losses at Basic Grid(PB/EI)	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%

Source: Ceres Inteligência Financeira

For projecting effective real Non-Technical Losses, three different perspectives were considered: starting point, track record and target. The starting point was construed as the non-technical loss occurred in 2016, obtained in the utility's energetic balance sheet.

The target set is the level of Non-Technical Losses practiced by the benchmark EBO considered when calculating the target of regulatory losses, in this case, the levels practiced by COELBA which is 0%. The loss value practiced by the benchmark company was obtained through the SAMP basis.

In relation to track record of annual loss defining the loss decrease speed up to the defined efficiency level, the track record was used to reach the loss efficiency noted in the selected benchmark company, CEMAR – Companhia Energética do Maranhão. The company was chosen based on the fact that CEMAR already holds an efficient level of Non-Technical Losses and has recently been through the privatization process. Out of the possible benchmark companies analyzed, CEMAR was the best fit, since: CELPA and CELPE had no efficient loss levels in 2016; COSERN has increasingly low loss levels not similar to the levels practiced by the utilities, as well as it does not have a track record for linear loss decrease; and ENERGISA PARAÍBA has losses decreased at highly aggressive levels which would not be factual for the analyzed utilities.

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Benchmark Company	PNT/EI real 2008	PNT/EI real 2013	PNT/EI real 2016	CAGR 08/13	PNT/EI Regulatory 2013	PNT/EI Regulatory 2016
CEMAR	16.28%	9.35%	8.10%	0.8951	9.89%	9.77%

The starting point of the real Non-Technical Loss track record (realized 2016) is 42.23% over the Low-Voltage market.

% Losses/ Low-Voltage Market		
Non-Technical Losses Ceron in 2016	Non-Technical Losses *Benchmark* in 2016	Year regulatory level is reached
42.23%	0.00%	2031

Source: Ceres Inteligência Financeira, based on information provided by SAMP andVoto[130] by ANEEL

The forecast real Non-Technical Losses were defined as follows:

Table 146 – Forecast Real Losses 1 of 3

Real Losses %	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Technical Losses (PT/EI)	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%
Non-Technical Losses (PNT/BT)	37.80%	33.83%	30.28%	27.11%	24.26%	21.72%	19.44%	17.40%	15.58%	13.94%	12.48%
Losses at Basic Grid(PB/EI)	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%

Source: Ceres Inteligência Financeira

Table 147 – Forecast Real Losses 2 of 3

Real Losses %	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Technical Losses (PT/EI)	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%	11.15%
Non-Technical Losses (PNT/BT)	11.17%	10.00%	8.95%	8.01%	7.17%	6.42%	5.74%	5.14%	4.60%	4.12%
Losses at Basic Grid(PB/EI)	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%

Source: Ceres Inteligência Financeira

130 Vote of Proceeding 48500.004245/2016-77 of ANEEL

Ceres Inteligência Financeira 166

Thus, calculation of the operating due dates for the forecast required working capital did not consider the balances which, as assessed by Ceres Inteligência, have financial characteristic and nature, i.e., non-operating. Furthermore, recurrence of the accounts was also analyzed, such as the Long-Term Sectorial Charges, considered as a regular account, such that its periodical recomposition was considered in the working capital. The detailed re-rating between debt balances and working capital may be found in the attachments hereto.

The following table shows the balances considered when calculating the receipt and payment due dates for forecast required working capital of the company. The receipt and payment due dates (in number of days) is in column "# of days ROB", calculated from division of the balances calculated by the company's gross income (net of construction revenue) multiplied by 365 (number of days in the year).

Table 150 – Parameters of forecast NCG

Operating Assets	R$'000	# days ROB
Accounts Receivable (Customers)	224,323	41
Other short-term assets	66,479	12
Operating Liabilities	**R$'000**	**# days ROB**
Accounts Payable (Suppliers)	36,139	7
Other short-term liabilities	124,373	23

Source: Own draft from DFP Dec/16 and from Accounting-Capital Due Diligence Report (Product 5).

A comparison was conducted between due dates for receivables from customers and payables to suppliers of the utility and private companies present in the Northern region, under the following table. In case of Eletrobras Distribuição Rondônia, the operational deadline of accounts payable was adjusted according to the average parameter of the market from the tariff revision of 2023, since its operational deadline of accounts receivable has been kept, since it is already better than that observed in the market.

Table 151 – Benchmark operating due dates North Region

North	Operating Assets	Operating Liabilities	ROB (Gross Operating Revenue)	# days ROB Assets	# days ROB Liabilities
CELTINS	183,810	84,817	1,443,500	46	21
CELPA	1,512,826	619,237	5,770,226	96	39
Total	*1,696,636*	*704,054*	*7,213,726*	*86*	*36*

Source: Own draft from DFP Dec/16 of each company.

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Table 155 - Transmission Costs

Transmission Costs	DRP	DRA
Basic Grid	6,290	1,810,050
Basic Grid Border	10,554,023	9,485,495
Basic Grid ONS (A2)	350,402	314,792
Basic Grid Export. (A2)	5,699,683	5,130,854
MUST Itaipu	-	-
Itaipu Transport	-	-
Connection	538,779	525,083
Use of the distribution system	-	-

Source: ANEEL[132]

The Prior Benchmark Date (DRA) is defined as the effective date of the latest ANEEL-homologated tariff process.

The Date of the Readjustment being Processed (DRP) is the effective date of the Annual Tariff Readjustment being analyzed for homologation by ANEEL.

The Annual Revenue (RA_0), as known as "Benchmark Revenue", is defined as the Annual Electric Power Provision, Supply, Consumption Revenue and Use of the Distribution Systems, calculated based on the economic tariffs homologated at DRA and the "Benchmark Market", therefore, excluding PIS/PASEP, COFINS, ICMS and the financial components external to the economic readjustment.

The Annual Revenue (RA_1) comprises the new utility's revenue on the DRP and corresponds to the sum of the new Installments "A" and "B". Therefore:

$$RA_1 = (VPA_1 + VPB_1)$$

Where:

VPA_1: Amount of Installment "A" on the Date of the Readjustment being Processed (DRP);
VPB_1: Amount of Installment "B" on the Date of the Readjustment being Processed (DRP).

Table 156 - Benchmark Revenue and Annual Revenue

Rondônia	R$ ('000)
RA0	1,435,548
RA1	1,299,783

Source: ANEEL[133]

[132] Technical Record No. 380/2016-SGT/ANEEL
[133] Technical Record No. 380/2016-SGT/ANEEL

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Amount of Installment “A” (VPA1), considering the effective conditions on the DRP and the Benchmark Market, is calculated by considering the Off-Balance Sheet Account of Variation of Amounts for Items of Installment A (CVA), which is adjusted by SELIC and includes the electric power related to the Isolated Systems: the average cost of power traded in the Regulated Contracting Territory (ACR), Transmission Costs and sectorial charges, with the amounts of the tables below.

Solvency Indicators

Draft of the new template for Agreement for Public Service Concession of Electric Power Distribution, issued on May 3, 2017 by Aneel and under the liability of the CEO, Romeu Donizete Rufino, sets forth, in its attachment II, the efficiency parameters in the economic and financial management, as follows:

Compliance with the Efficiency Criterion in relation to the Economic-Financial Management shall depend upon compliance with the following inequalities:

(I)	LAJIDA ≥ 0 (until the end of 2020 and maintained in 2021, 2022 and 2023);
(II)	[LAJIDA (-) QRR] ≥ 0 (until the end of 2021 and maintained in 2022 and 2023);
(III)	{Net Debt / [LAJIDA (-) QRR]} ≤ 1 / (0,8 * SELIC) (until the end of 2022); and
(IV)	{Net Debt / [LAJIDA (-) QRR]} ≤ 1 / (1,11 * SELIC) (until the end of 2023).

The first set of analyzed data corresponds to the amounts realized throughout 2019, since inequalities are verified as of the year following the agreement effective period. In such case, non-compliance with one of the conditions provided above, for two following years, as of 2019, shall lead to terminated concession, as exposed in clause eighteen of the agreement.

134 Technical Record No. 380/2016-SGT/ANEEL
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Result Analysis

From the forecast results, it is possible to analyze the evolved Revenue, Default, Costs and Financial Indicators' behaviors for the appraised company.

The results and analyses are exposed below aimed at pointing how forecasts behave throughout the period and detailing non-linear results.

Analysis of Forecast Revenue

The following table contains the 2017 revenue behavior until the end of concession. Fluctuations noted for the gross income in real terms are related to the Tariff Reviews occurring from 5 to 5 years and to the changes to Installment A, since changes occur to the forecast electric power consumption during the period.

Table 159 – Evolved Gross Income

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Gross Operating Income	2,336	2,571	2,844	2,471	2,587	3,155	3,700	4,301	4,873	4,961	5,047
Revenue Growth Rate		10.05%	10.62%	-13.12%	3.18%	3.86%	2.86%	2.40%	1.19%	1.82%	1.73%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Figure 14 – Evolved Revenue and Growth Rate

6,000
5,000
4,000
3,000
2,000
1,000
0
ROB (R$ MM)
15%
10%
5%
0%
-5%
-10%
-15%
Growth Rate (%)
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Gross Operating Revenue
Revenue Growth Rate

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

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Analysis of Forecast Costs

In order to understand the forecast costs, the choice was opening each cost, as may be noted in the following table:

Table 161 - Operating Costs and Expenses

Operational costs	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Power Purchase	736	797	829	864	975	1,163	1,362	1,593	1,828	1,867	1,917
Manageable Costs (PMSO & SG&A)	349	361	353	344	363	386	410	433	456	460	464
Sectorial charges (Costs)	14	88	106	108	95	112	128	144	160	163	165
Transmission Costs	3	18	22	22	20	23	26	29	33	33	34
Effect of Loss Difference (Reg-Real)	111	60	41	24	51	10	-22	-50	-73	-77	-81
Total	1,102	1,263	1,310	1,339	1,453	1,684	1,926	2,200	2,477	2,523	2,579

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

From 2020, the total costs present a small variation in the other years.

Figure 16 – Evolved Operating Costs

3,000
2,500
2,000
1,500
1,000
500
0
-500
Operating Costs (R$ MM)
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Power Purchase
Manageable Costs (PMSO and SG&A)
Sectorial Charges (Costs)
Transmission Cost
Loss Difference Effect (Real Reg)

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Table 162 – Costs versus EBITDA

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Manageable Costs (PMSO & SG&A)	- 349	- 361	- 353	- 344	- 363	- 386	- 410	- 433	- 456	- 460	- 464
EBITDA	405	273	396	117	96	270	408	548	662	677	680
Manageable Costs/ EBITDA	86.2%	132.3%	89.3%	294.5%	378.5%	142.8%	100.5%	79.0%	68.8%	67.9%	68.3%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Analysis of manageable costs evidences, in real terms, that there is no margin or scale earnings throughout years, except for 2019, which assumes the increase of the difference in result. In 2040, these levels were reduced to approximately 79%.

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PMSO Analyses

For expenses with PMSO (Personnel, Material, Services and Others), accounts of Personnel and Services are the most significant. Personnel consists in expenditures with employees' compensation, including salaries, payroll and further legal and/or contractual liabilities. The PMSO growth remains rising and with small variations in the growth percentage over the years in question.

Table 163 – PMSO Expenses

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Personnel	147	165	161	155	176	206	240	279	323	333	343
Material	6	7	8	8	12	17	24	34	47	50	53
Services	141	150	160	170	239	341	481	665	906	962	1,021
Others	45	45	46	47	56	66	78	93	110	114	118
Total	340	367	375	381	482	630	823	1,071	1,386	1,459	1,535

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

The Effective PMSO analysis indicates increased representativeness of the Personnel and Services accounts. It also shows, from 2030 to 2045, increased scale earning in the Personnel accounts, although there are proportional decreases in all accounts in view of the currently realized amounts, as compared to the company's operating income.

Figure 20 – Evolved PMSO

1,200
1,000
800
600
400
200
0
PMSO (R$ MM)
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Personnel
Material
Services
Other

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

From the assumptions made herein, the Regulatory PMSO is calculated in the Tariff Reviews according to PRORET instructions as a component of Installment B, representing the fair value considered by ANEEL for the company to offset its expenses according to a series of efficiency analyses by considering its structure and market. Thus, comparison between Effective and Regulatory PMSO allows for checking that the PMSO either generates or destroys the amount for the utility.

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Forecasts of CERON Regulatory PMSO, calculated from the assumptions considered herein, are lower than those of the Effective PMSO, as shown in the following chart. The difference between both items' VPL, in real terms, discounted by the pattern WACC rate, considering, in a simplified manner, a tax shield of 34%, results in a negative amount of R$ 457,136 Thousand, i.e., for CERON the PMSO destroys an amount for economic-financial appraisal. It's worth stressing that the Regulatory PMSO from Nov/2017 to Oct/2023 is equal to R$ 279,853,142.00 (to 2016 amounts, being adjusted by the IPCA from Nov/2017 to Nov/2016 and by IGP-M and X Factor after Nov/2017), as per paragraph 43 of NT 149/2017-SRM/SGT/SRD/SFF/ANEEL.

Figure 21 – Forecast Effective and Regulatory PMSO

1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
Effective PMSO
Regulatory PMSO

Source: Ceres Inteligência Financeira

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Gross Margin and EBITDA Analysis

For the purpose of expanding the result analysis and crossing different data, the following table was created, showing the behavior of Gross Margin with the accounts impacting directly upon such Indicator, in the case, Net Operating Revenue, Total Operating Cost and Gross Profit.

Table 164 – Analysis of Net Revenue, Costs and Gross Margin

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Net Operating Revenue	1.618	1.596	1.747	1.479	1.600	1.965	2.312	2.699	3.066	3.122	3.178
Total Operating Cost	1.213	1.323	1.351	1.362	1.504	1.694	1.904	2.150	2.403	2.446	2.498
Gross Profit	754	634	749	461	459	657	818	982	1.118	1.137	1.144
Gross Margin	46,61%	39,71%	42,89%	31,17%	28,70%	33,42%	35,37%	36,38%	36,47%	36,40%	35,99%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

All results from Gross Margin have kept positive during the period, with smoothing in the values until the end of the concession.

Figure 22 – Evolved Operating Indicators: Gross Margin

3,500
3,000
2,500
2,000
1,500
1,000
500
0
R$ MM
50%
45%
40%
35%
30%
25%
20%
Gross Margin (%)
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
Net Operating Revenue
Total Operating Cost
Gross Profit
Gross Margin

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

The following table shows the behavior of the EBITDA Margin with the accounts with a direct impact upon such Indicator. Gross Profit (which is composed by Net Revenue, considering the costs) and Expenses.

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Table 165 – Evolved EBITDA, Gross Profit and Expenses

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
EBITDA	405	273	396	117	96	270	408	548	662	677	680
EBITDA Margin	25.03%	17.10%	22.66%	7.90%	6.00%	13.76%	17.64%	20.32%	21.61%	21.68%	21.38%
Gross Profit	754	634	749	461	459	657	818	982	1,118	1,137	1,144
Expenses	340	367	375	381	482	630	823	1,071	1,386	1,459	1,535

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

By the following chart, the EBITDA Margin is seen to have decreased between 2019 and 2024. As of 2027, this indicator became steadier until the end of the concession, showing that the growth in costs and expenses had followed the increase of the company's income.

Figure 23 – Evolved Operating Income: EBITDA Margin

1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
R$ MM
30%
25%
20%
15%
10%
5%
0%
EBITDA Margin (%)
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Título do Eixo
EBITDA
Gross Profit
Expenses
EBITDA Margin

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

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Final Forecasts and Appraisal Results

Forecast DRE

Table 169 – Forecast DRE Eletrobras Distribuição Rondônia

Income Statement (R$ '000)	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Gross Operating Income	**2,275,325**	**2,614,267**	**3,016,247**	**2,735,608**	**3,525,916**	**5,289,411**	**7,630,358**	**10,909,903**	**15,206,869**	**16,138,507**	**17,111,924**
Operating Revenue	2,298,016	2,790,010	3,017,321	2,739,217	3,510,471	5,268,975	7,615,479	10,872,638	15,188,977	16,127,241	17,102,984
Revenue from Financial Components	(37,417)	(192,301)	(19,515)	(21,867)	(10,076)	(14,901)	(33,457)	(28,108)	(69,599)	(81,365)	(89,094)
Other Revenues	14,726	15,882	17,031	18,258	25,521	35,337	48,335	65,372	87,491	92,631	98,035
(-) Deductions	(699,822)	(991,546)	(1,163,781)	(1,097,689)	(1,345,663)	(1,996,049)	(2,862,412)	(4,064,068)	(5,638,967)	(5,981,811)	(6,337,500)
(-) ICMS	(406,908)	(467,709)	(539,859)	(489,123)	(630,071)	(945,733)	(1,364,764)	(1,952,016)	(2,721,488)	(2,888,258)	(3,062,500)
(-) PIS/COFINS	(210,468)	(241,820)	(279,003)	(253,044)	(326,147)	(489,270)	(705,808)	(1,009,166)	(1,406,635)	(1,492,812)	(1,582,853)
(-) Real Non-Recoverable Revenues	(45,190)	(47,305)	(49,751)	(42,554)	(47,585)	(67,280)	(94,827)	(134,163)	(186,181)	(197,482)	(209,309)
(-) Sectorial charges (Deductions)	(37,256)	(234,712)	(295,168)	(312,968)	(341,860)	(493,764)	(697,013)	(968,724)	(1,324,662)	(1,403,260)	(1,482,838)
Net Operating Revenue	**1,575,503**	**1,622,722**	**1,852,465**	**1,637,919**	**2,180,253**	**3,293,362**	**4,767,946**	**6,845,835**	**9,567,901**	**10,156,695**	**10,774,423**
(-) Operating costs and expenses	(1,181,768)	(1,344,785)	(1,433,648)	(1,508,412)	(2,049,362)	(2,839,941)	(3,926,863)	(5,454,548)	(7,500,330)	(7,954,835)	(8,469,893)
(-) Manageable Costs (PMSO & SG&A)	(340,082)	(366,764)	(374,910)	(381,129)	(494,837)	(647,140)	(845,253)	(1,098,918)	(1,421,466)	(1,495,602)	(1,573,267)
(-) Power Purchase	(716,579)	(810,162)	(879,532)	(956,768)	(1,328,782)	(1,949,769)	(2,809,336)	(4,041,473)	(5,705,791)	(6,073,204)	(6,498,110)
(-) Effect of Loss Difference (Reg - Real)	(108,124)	(60,692)	(43,492)	(26,313)	(69,423)	(17,564)	45,589	126,787	228,861	251,429	274,844
(-) Transmission Costs	(2,858)	(18,055)	(23,009)	(24,683)	(26,628)	(38,328)	(53,978)	(74,822)	(102,090)	(108,118)	(114,207)
(-) Sectorial charges (Costs)	(14,125)	(89,112)	(112,705)	(119,519)	(129,691)	(187,140)	(263,885)	(366,123)	(499,845)	(529,341)	(559,153)
EBITDA	**393,735**	**277,937**	**418,817**	**129,506**	**130,891**	**453,421**	**841,083**	**1,391,287**	**2,067,571**	**2,201,861**	**2,304,530**
(-) Depreciation & Amortization	(79,768)	(113,780)	(131,858)	(140,235)	(163,936)	(126,098)	(173,123)	(287,058)	(359,066)	(377,268)	(406,651)
(-) IFRS Depreciation	(54,953)	(71,844)	(80,277)	(87,365)	(104,697)	(60,171)	(126,954)	(234,022)	(317,196)	(333,926)	(361,156)
(-) Depreciation	(24,815)	(41,937)	(51,581)	(52,870)	(59,239)	(65,927)	(46,168)	(53,036)	(41,870)	(43,343)	(45,495)
EBIT	**313,967**	**164,156**	**286,959**	**(10,729)**	**(33,045)**	**327,323**	**667,960**	**1,104,229**	**1,708,505**	**1,824,592**	**1,897,879**
(-) Financial Expenses	(165,175)	(17,399)	4,258	(306)	(67,089)	(72,475)	(107,629)	(130,736)	(101,954)	(76,436)	(34,022)
(+) Financial Revenues	(20,073)	4,371	107,856	212,609	217,222	232,958	296,601	223,069	285,219	(134,155)	597,557
(+) Cash Financial Revenue	305	64	12,617	27,019	163,128	174,682	98,747	1,519	2,118	2,248	2,349
(+) Adjustment for Inflation of Financial Assets	(20,379)	4,307	95,239	185,590	54,095	58,276	197,854	221,550	283,101	(136,403)	595,208
EBT	**128,719**	**151,129**	**399,074**	**201,574**	**117,088**	**487,806**	**856,932**	**1,196,562**	**1,891,770**	**1,614,001**	**2,461,414**
(-) Income Taxes	(31,162)	(42,944)	(106,083)	(61,873)	(47,677)	(121,767)	(197,893)	(287,595)	(617,723)	(561,036)	(783,312)
(-) CSLL	(9,597)	(11,082)	(21,778)	(4,096)	(9,041)	(28,376)	(39,290)	(61,467)	(144,780)	(157,536)	(167,959)
(-) IRPJ	(26,659)	(30,785)	(60,495)	(11,379)	(25,113)	(78,822)	(109,140)	(170,741)	(402,167)	(437,601)	(466,552)
(-) Taxes deferred from Financial Assets	5,095	(1,077)	(23,810)	(46,397)	(13,524)	(14,569)	(49,463)	(55,387)	(70,775)	34,101	(148,802)
Net Profit	**97,557**	**108,185**	**292,991**	**139,702**	**69,411**	**366,039**	**659,039**	**908,967**	**1,274,047**	**1,052,964**	**1,678,102**

Source: Ceres Inteligência Financeira

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Indirect Cash Flow

Table 170 – Forecast Indirect Cash Flow Eletrobras Distribuição Rondônia

Indirect Cash Flow (R$ '000)	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Cash Flow of Operations	**490,300**	**238,228**	**403,731**	**136,224**	**243,238**	**547,543**	**848,960**	**1,270,680**	**1,537,592**	**1,624,164**	**1,689,931**
(+) Net Profit	97,557	108,185	292,991	139,702	69,411	366,039	659,039	908,967	1,274,047	1,052,964	1,678,102
(+) Reverse Entry: Depreciation & Amortization	79,768	113,780	131,858	140,235	163,936	126,098	173,123	287,058	359,066	377,268	406,651
(+) Reverse Entry: Financial Expenses	165,175	17,399	(4,258)	306	67,089	72,475	107,629	130,736	101,954	76,436	34,022
(+) Reverse Entry: IFRS Financial Revenue	20,379	(4,307)	(95,239)	(185,590)	(54,095)	(58,276)	(197,854)	(221,550)	(283,101)	136,403	(595,208)
(+) Reverse Entry: IFRS Deferred Taxes	(5,095)	1,077	23,810	46,397	13,524	14,569	49,463	55,387	70,775	(34,101)	148,802
(Δ) Deferred Taxes	15,494	17,934	32,961	2,695	(21,310)	20,488	49,224	99,296	-	-	-
(Δ) Assets e Liabilities + Indemnity	117,022	(15,840)	21,608	(7,522)	4,682	6,149	8,336	10,786	14,851	15,193	17,561
Cash Flow of Investments	**(165,027)**	**(618,668)**	**(237,495)**	**(149,478)**	**(74,224)**	**(137,085)**	**(168,637)**	**(207,452)**	**(255,200)**	**(709,689)**	**(770,973)**
(-) CapEx from Maintenance	(61,360)	(447,870)	(17,835)	(29,430)	(21,691)	(26,684)	(32,826)	(40,381)	(49,676)	(51,777)	(53,967)
(-) CapEx from Maintenance Property, Plant & Equipment	(61,360)	(447,870)	(17,835)	(29,430)	(21,691)	(26,684)	(32,826)	(40,381)	(49,676)	(51,777)	(53,967)
(-) CapEx from Installation	(103,667)	(170,798)	(219,660)	(120,048)	(52,533)	(110,401)	(135,811)	(167,070)	(205,524)	(657,912)	(717,006)
(-) Financial CapEx from Installation	(98,172)	(165,965)	(213,444)	(116,651)	(51,046)	(107,277)	(131,968)	(162,343)	(199,708)	(639,294)	(696,716)
(-) CapEx from Installation Property, Plant & Equipment	(5,496)	(4,833)	(6,216)	(3,397)	(1,487)	(3,124)	(3,843)	(4,728)	(5,816)	(18,617)	(20,290)
Cash Flow of Financing Operations	**(346,018)**	**401,303**	**104,381**	**88,683**	**(208,730)**	**(372,571)**	**(721,389)**	**(1,062,114)**	**(1,280,858)**	**(912,906)**	**(917,143)**
(-) Dividends Paid	-	-	-	-	-	(336,492)	(621,963)	(870,472)	(905,082)	(659,233)	(283,170)
(+) Capital Contributions | (Reduction)	1,300,078	768,230	-	-	-	-	-	-	-	-	-
(+) Funds Received for Investments	61,360	447,870	17,835	29,430	21,691	26,684	32,826	40,381	49,676	51,777	53,967
(+) Loans Received	279,992	131,743	105,437	57,623	25,216	52,992	65,189	80,194	98,652	315,798	-
(-) Loans Repaid	(1,827,584)	(945,367)	(27,246)	(1,610)	(188,798)	(43,280)	(89,813)	(181,481)	(422,149)	(544,811)	(653,917)
(-) Interest Paid from Loans	(159,864)	(1,173)	8,355	3,239	(66,839)	(72,475)	(107,629)	(130,736)	(101,954)	(76,436)	(34,022)
(Δ) Reserve Account	-	-	-	-	-	-	-	-	-	-	-
Total Cash Fluctuation	**(20,745)**	**20,864**	**270,617**	**75,429**	**(39,716)**	**37,887**	**(41,066)**	**1,115**	**1,535**	**1,570**	**1,815**
Final Balance	**0**	**20,864**	**291,480**	**366,909**	**1,893,635**	**2,087,199**	**1,151,777**	**18,719**	**26,159**	**27,729**	**29,544**

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 186

FCFF

Free Cash Flow to Firm (R$ '000)	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
(+) EBITDA	393,735	277,937	418,817	129,506	130,891	453,421	841,083	1,391,287	2,067,571	2,201,861	2,304,530
(-) Income Taxes (Except Fin. Rec.)	(75,464)	(45,986)	(77,868)	(6,361)	(1,890)	(65,055)	(140,471)	(262,806)	(580,892)	(620,361)	(645,279)
(+) Δ Assets & Liabilities + Indemnity	117,022	(15,840)	21,608	(7,522)	4,682	6,149	8,336	10,786	14,851	15,193	17,561
(-) CAPEX	(103,667)	(170,798)	(219,660)	(120,048)	(52,533)	(110,401)	(135,811)	(167,070)	(205,524)	(657,912)	(717,006)
Cash Flow to Firm (Nominal)	**331,626**	**45,313**	**142,897**	**(4,424)**	**81,151**	**284,114**	**573,136**	**972,195**	**1,296,006**	**938,780**	**959,807**
Cash Flow to Firm (Real)	**344,109**	**44,434**	**134,718**	**(4,324)**	**59,507**	**169,476**	**277,905**	**383,218**	**415,259**	**288,551**	**282,986**

Source: Ceres Inteligência Financeira

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Results

When considering all assumptions described in the previous sections and the general assumptions of the appraisal, it is possible to calculate the Cash Flow of the shareholder and the firm's valuations. The equity capital and the weighted average cost is 7.57% per year and its calculation log may be analyzed in the specific section "Regulatory WACC and Discount Rate Calculation".

Table 172 - Results from Appraisal Eletrobras Distribuição Rondônia

Pattern Results	Valuation
Methodologies	R$'000
Free Cash Flow to Firm (FCFF)	(1,556.310)

Source: Ceres Inteligência Financeira

The following table contains the key appraised components segregated, focused on the Cash Flow to Firm. Items "Cash (DD)", "Debt (DD)" and "Contingencies (DD)" comprise the recommendations of the Due Diligence conducted and refer to the balances dated Dec/16. The *Enterprise Value* was calculated considering the flow from March 2018 to February 2048 and refers to the base date of February 2018.

Table 173 – Valuation Components

	Pattern Results
Methodologies	Free Cash Flow to Firm (FCFF) R$'000
Enterprise Value	1,604,412
Cash (DD)	20,745
Gross Debt (DD)	(2,642,244)
Contingencies (DD)	(539,223)
Valuation	**(1,556,310)**

Source: Ceres Inteligência Financeira

We highlight that the EV values have their base date in March 1, 2018. In turn, the amounts verified in the Due Diligence for Cash, Gross Debt and Contingencies were reported for December 2016. In summary, either such balances are required to be forecast for the appraisal date or exclusive date should be used to appraise all such structures, having to be adjusted by some adjustment Indicator until the effective date of settling the disposal. In this case, IPCA was adopted for application of the adjustment accruing over the *Enterprise Value*.

The following table contains the results of the Enterprise Value respectively adjusted as per the IPCA indexer, for the base date of December 31, 2016. Such adjusted result is, therefore, on the same base date of the Net Debt balance and the contingencies indicated by the Accounting-Capital Due Diligence.

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Table 174 – Adjusted Enterprise Value

		Free Cash Flow to Firm (FCFF)	
Base date *Enterprise Value*		Feb/2018	Dec/2016
Adjustment on *Enterprise Value*		-	IPCA
***Enterprise Value* (R$)**	**A**	**1,604,412,036.98**	**1,524,512,239.58**
Cash (R$)	B	20,745,000.00	20,745,000.00
Gross Debt (R$)	C	(2,642,243,793.15)	(2,642,243,793.15)
Net Debt (R$)	**B+C**	**(2,621,498,793.15)**	**(2,621,498,793.15)**
Tax, labor and social security contingencies (R$)	D	(367,667,000.00)	(367,667,000.00)
Legal Contingencies (R$)	E	(132,838,526.86)	(132,838,526.86)
Environmental Adjustments (R$)	F	(38,717,204.75)	(38,717,204.75)
***Valuation* (R$)**	**A+B+C+D+E+F**	**(1,556,309,487.78)**	**(1,636,209,285.18)**

Source: Ceres Inteligência Financeira

Forecast Cash and gross indebtedness balances for the company in Feb/18 are shown in the following table. Such balances may be comprised in the valuation analysis considering the base date of March 01, 2018. It should be stressed that the contingencies balance is not contained in such items.

Table 175 – Forecast Cash and Gross Debt Balance

Forecast	Benchmark Date	R$'000
Cash	Feb/18	0
RGR Balance	Feb/18	(254,875)
Remaining Debt	Feb/18	(620,007)

Source: Ceres Inteligência Financeira

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Sensitivity Analysis

Table 176 - WACC and BRRL Sensitivity – Enterprise Value

Enterprise Value (R$'000)		BRRL Multiplier					
		1.0	1.5	2.0	2.5	3.0	3.5
WACC (real p.a.)	6.00%	1,997,710	2,491,259	2,952,723	3,394,858	3,822,180	4,237,550
	6.50%	1,828,069	2,295,769	2,733,409	3,153,178	3,559,276	3,954,332
	7.00%	1,677,482	2,121,473	2,537,252	2,936,476	3,323,059	3,699,424
	7.50%	1,543,594	1,965,794	2,361,468	2,741,779	3,110,380	3,469,507
	7.57%	**1,524,512**	1,943,545	2,336,296	2,713,855	3,079,839	3,436,457
	8.00%	1,424,359	1,826,488	2,203,633	2,566,494	2,918,491	3,261,688
	8.50%	1,318,000	1,701,602	2,061,634	2,408,364	2,744,994	3,073,438

Source: Ceres Inteligência Financeira

Table 177 - WACC and BRRL Sensitivity – Valuation

Valuation (R$'000)		BRRL Multiplier					
		1.0	1.5	2.0	2.5	3.0	3.5
WACC (real p.a.)	6.00%	(1,163,012)	(669,463)	(207,999)	234,136	661,459	1,076,828
	6.50%	(1,332,653)	(864,953)	(427,312)	(7,544)	398,554	793,610
	7.00%	(1,483,240)	(1,039,248)	(623,470)	(224,246)	162,338	538,702
	7.50%	(1,617,128)	(1,194,928)	(799,254)	(418,943)	(50,342)	308,786
	7.57%	**(1,636,209)**	(1,217,176)	(824,426)	(446,866)	(80,883)	275,735
	8.00%	(1,736,362)	(1,334,234)	(957,089)	(594,227)	(242,231)	100,966
	8.50%	(1,842,721)	(1,459,120)	(1,099,087)	(752,358)	(415,728)	(87,284)

Source: Ceres Inteligência Financeira

The BRRL sensitivity analysis indicates, if the secured base unification process is successful, that 50% increase to the base for Rondônia would increase the Enterprise Value at approximately R$ 418 million.

In relation to the discount rate, in turn, when considering the WACC rate from 6% to 8.5% per year, the Enterprise Values results respectively vary from R$ 1.998 billion to R$ 1.318 billion.

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Appraisal by Multiples

The companies were appraised by multiples by calculating some multiples for different groups of comparable companies. Amounts of the appraised companies used when calculating the multiples were maintained for the different groups of comparable companies and are represented in the following table:

	UC	Fin Asset + intangible	EBITDA 2020	EBITDA 2023	Revenue 2016	Revenue 2020	Revenue 2023	BRR 2016	VPB 2016	VPB 2019
Rondônia	609.080	1.148.289	91.122	151.481	1.484.833	1.217.174	1.225.744	635.255	321.767	716.644

Source: Financial statements, SAMP, SPARTA and Ceres Inteligência Financeira

Figures of consuming units were obtained from the financial statements and the report of the System for Market Information Monitoring for Economic Regulation (SAMP) of ANEEL[135]. The 2020 EBITDA, 2023 EBITDA, Net Operating Revenue (ROL) for 2020 and 2023 were obtained in forecasts conducted by Ceres. The 2016 Net Operating Revenue was obtained from the financial statements of each company.

The considered Total Net Compensation Basis is the same as that of chapter "BRR Flow" for the utility at 4CRTP, which considers the company's Full Appraisal Report[136]. Finally, Amount of Installment B was obtained at the SPARTA spreadsheets of the tariff review of each of the companies[137] and the Annual Tariff Readjustment of each company[138] and Amount of Installment B for 2019 was calculated by Ceres, multiplying required power and Installment B.

Forecast amounts for EBITDA 2020 and 2023, Net Operating Revenue 2020 and 2023, and VPB 2019 were carried at their present value in December 2016. The discount rate used was the average WACC, used in the forecast pattern, with the value of 7.57%.

Most of these companies used for comparison were privatized over 15 years ago, such companies are consolidated as private companies. Thus, the EV itself is not directly comparable, since upon acquisition of such value it could suffer some discount. Such discount would be justifiable by the investment, improvements and optimizations already conducted throughout such years in the companies privatized in the 1990's or even the reported private companies, which implies current consolidated values with such

[135] SAMP Report (ANEEL Website). Accessed on: May 5, 2017.
[136] Deloitte – Patrimony Evaluation Report "Centrais Elétricas de Rondônia - Ceron", reference February 28, 2017
[137] CELPA: Open Court ANEEL 038/2012
CELPE: Open Court ANEEL 008/2013
CEMAR: Open Court ANEEL 054/2013
COSERN: Open Court ANEEL 009/2013
[138] Annual Tariff Readjustment available at Result of the Distribution Tariff Procedures (ANEEL Website). Accessed on: May 10, 2017.

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Table 179 - Multiples Companies Privatized from 1997 to 2000

Multiples	CEMAR	CELPE	CELPA	COSERN	Average
EV/UC	1.94	1.38	2.27	2.00	1.90
EV/EBITDA	6.09	7.61	7.83	6.28	6.96
EV/ Revenue	1.45	0.99	1.56	1.43	1.36
EV/BRR	1.69	-	2.37	-	2.03
EV/VPB	4.36	2.60	3.89	4.95	3.95

Source: Ceres Inteligência Financeira

By obtaining the averages of each multiple and multiplying them by the respective assumption of appraised company, we get to the estimated value, like the following example:

$$\left(\frac{Enterprise\ Value}{EBITDA}\right) xEBITDA_{Rondônia} = Enterprise\ Value_{Rondônia}$$

Thus, the following values as to Enterprise Value were found for each of the Indicators used, by multiplying the previous table's multiples with the information of the appraised one:

EV	Rondônia
EV/UC	1.155.933
EV/EBITDA 2020	672.762
EV/EBITDA 2023	1.103.259
EV/Revenue 2016	2.013.545
EV/Revenue 2020	1.658.932
EV/Revenue 2023	1.672.569
EV/BRR	1.287.791
EV/VPB 2016	1.270.625
EV/VPB 2019	2.863.685

Source: Ceres Inteligência Financeira

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Publicly Held Companies

The second group of comparable companies are four of the publicly held companies from the electric power industry. The companies Ampla, Celesc, Eletropaulo and Equatorial were selected, due to their high concentration level on the electric power distribution market and their liquidity in the stock exchange. The following multiplex were calculated:

- $\frac{Enterprise\ Value}{Consuming\ Units}$
- $\frac{Enterprise\ Value}{EBITDA}$
- $\frac{Enterprise\ Value}{Net\ Operating\ Revenue}$
- $\frac{Enterprise\ Value}{Total\ Net\ Compensation\ Basis}$
- $\frac{Enterprise\ Value}{Amount\ of\ Installment\ B}$

The Enterprise Value was obtained through CVM website for companies Eletropaulo and Equatorial. For Celesc and Ampla, in turn, the EV was calculated by the market value of preferred and common shares on the last day of the year added to the debt amount (loans, financing and debentures) found in the Balance Sheet of the financial statements of each year. Amounts for EBITDA, and Net Operating Revenue and Consuming Units were obtained from the financial statements of each company. The amounts for Net Compensation Basis and Amount of Installment B, in turn, were obtained from the SPARTA spreadsheets of the tariff review of each of the companies[142] and from the Annual Tariff Readjustment of each company[143].

For Celesc, since the company is comprised of Celesc Geração e Transmissão and Celesc Distribuição, the proportion $\frac{Shareholders'Equity\ Celesc\ Distribuição}{Total\ Shareholders'Equity\ Celesc}$ was used to find the Enterprise Value share which would apply only to Celesc Distribuição, applying such proportion to the EV.

The multiples for each ranging from 2013 to 2016 were calculated. All cash values were carried to the base date of December 2016 from the Broad National Consumer Price Index (IPCA).

With the amounts of multiples for each year, the simple arithmetic average for each company was calculated. From average values the weighted average between the companies was calculated, with the weighting being always conducted by the average of Enterprise Values of each of the comparable utilities.

---

142 Ampla: Open Court ANEEL 131/2013
Celesc: Open Court ANEEL 032/2012
Eletropaulo: Open Court ANEEL 025/2012
143 Annual Tariff Readjustment available at Result of the Distribution Tariff Procedures (ANEEL Website). Accessed on: May 10, 2017.

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Source: Ceres Inteligência Financeira

According to the previous example, the multiples above were used, multiplying them by the multiples of the appraised company to obtain the Enterprise Value (EV).

EV	Rondônia
EV/UC	1.042.866
EV/Revenue 2016	1.741.200
EV/Revenue 2020	1.434.551
EV/Revenue 2023	1.446.343
EV/BRR	1.610.475
EV/VPB 2016	1.254.024
EV/VPB 2019	2.826.269

Source: Ceres Inteligência Financeira

The Enterprise Values calculated from CELG D are not necessarily direct comparison in terms of values since they have different specificities or favorable points to the appraised company. However, due to the recent privatization they were individually considered in this analysis.

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Table 185 - Multiples from Share Transfer

Multiples	Light 2006	Light 2009	Ampla 2011	CPFL Piratininga 2001	Cosern 2015	Coelba 2015	Average
EV/UC	1.80	2.99	2.49	6.03	2.14	2.03	2.91
EV/Financial+ intangible Assets	1.13	1.82	1.30		2.00	1.64	1.58
EV/EBITDA	6.62	1.37	5.41	13.00	7.33	8.74	7.08
EV/Revenue	0.71	6.87	1.25	4.07	2.13	1.51	2.75

Source: Ceres Inteligência Financeira

According to the previous example, the multiples above were used, multiplying them by the multiples of the appraised companies to obtain the Enterprise Value.

EV	Rondônia
EV/UC	1.775.061
EV/ Financial+intangible Assets	1.814.529
EV/EBITDA 2020	684.658
EV/EBITDA 2023	1.122.767
EV/Revenue 2016	4.090.379
EV/Revenue 2020	3.370.007
EV/Revenue 2023	3.397.709

Source: Ceres Inteligência Financeira

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Privatizations from 1997 to 2000

Another group of similar transactions analyzed was that of companies CEMAR, CELPE, CELPA, COSERN, Energisa Paraíba and Energisa Sergipe, by the time of both privatizations, which occurred from 1997 to 2000.

Table 187 - Date of Privatization of Comparable Companies

Company	Privatization Date
En. Sergipe	12/03/1997
COSERN	12/12/1997
CELPA	07/09/1998
CELPE	02/17/2000
CEMAR	06/15/2000
En. Paraíba	11/30/2000

Source: ABRADEE[147]

Based on the transacted values of the privatization of such companies, EV values are obtained which can be comparable to the analyzed companies. Amounts of revenue and debt transferred in such transactions were obtained in US-Dollars on BNDES website. The following multiples were calculated:

- $\frac{Enterprise\ Value}{Consuming\ Units}$
- $\frac{Enterprise\ Value}{PP\&E}$
- $\frac{Enterprise\ Value}{Net\ Operating\ Revenue}$
- $\frac{Enterprise\ Value}{Operating\ Profit}$

Information related to Consuming Units, Property, Plant and Equipment, Net Operating Revenue and Operating Profit was obtained by means of the financial statements and according to public information and news[148]. Cash values were inflated by CPI[149] until December 2016 and converted into Brazilian Reais by the foreign exchange estimate in December 30, 2016[150].

[147] Data from electric power industry privatizations available at ABRADEE website
[148] Information obtained through the research project website between the Planning and Budget Department of Eletrobras Financial Board and the Computer Center of the Institute of Economics of UFRJ.
[149]CPI is the US-Consumer Price Index.
[150] Foreign exchange obtained through the website of the Brazilian Central Bank

Ceres Inteligência Financeira 200

Table 188 - Multiples Privatizations from 1997 to 2000

	CEMAR	En. Paraíba	En. Sergipe	CELPE	CELPA	COSERN	Average
Date	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	
EV/UC	2.40	2.92	9.00	3.92	5.34		4.72
EV/PP&E	1.74	4.94		3.54	1.50	4.53	3.25
EV/Revenue	2.88	3.70		3.08	2.74	5.05	3.49
EV/Operating Profit	(5.57)	(6.42)	(212.93)	(25.84)	315.48	(12.98)	8.62

Source: Ceres Inteligência Financeira

Amounts of multiples calculated with the data for the year when such companies were privatized are way beyond the multiples calculated by other groups of companies provided previously. Some regulation and other issues will probably take to incompatible multiples and, thus, such multiples shall not be used to calculate the Enterprise Value of the appraised companies.

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The average value found for the multiples was multiplied with the Rondônia data to find the Enterprise Value and compare it to the EV of Ceres appraisal. Such value carries an average variation of 16%.

Table 190 - Enterprise Value Foreign Transactions

EV Abroad	Rondônia
EV/UC	1,633,113
EV/EBITDA 2020	528,927
EV/EBITDA 2023	867,385
EV/Gross income 2016	1,299,259
EV/Gross income 2020	1,787,823
EV/Gross income 2023	1,748,610
Mean EV	1,310,853
EV Ceres Appraisal	1,524,512
Average Variation	16%

Source: Ceres Inteligência Financeira

It should be stressed that, in average, the amounts of the multiples found are compatible to the reality, but separately the adjustment rates were very different. Such rates could be construed as the amount of a company in Brazil which could be equal to 11.64% to 110.54% of the amount of a similar company in Europe.

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Median of Multiples

For this analysis, all groups of multiples provided above were used, except for the transactions of other countries and amounts of privatizations from 1997 to 2000 which, as previously explained, would not be used for any Enterprise Value calculation since they are very different. Aimed at not considering the strength of too extreme numbers, the median of the multiples was calculated.

In the groups of companies privatized from 1997 to 2000, CELG D and publicly held companies, the multiple EV/(Financial+Intangible Assets) was not used. In the group of share transfer companies, the EV/BRR and EV/VPB multiples were not used. Furthermore, for CELG D the multiple EV/EBITDA was also not used since the 2016 amount is negative.

Table 191 – Median of Multiples (1 of 2)

Multiples	CEMAR	CELPE	CELPA	COSERN	CELG	Ampla	Celesc	Eletropaulo
EV/UC	1.94	1.38	2.27	2.00	1.71	2.50	0.46	0.66
EV/EBITDA	6.09	7.61	7.83	6.28	244.61	11.85	3.07	5.99
EV/Revenue	1.45	0.99	1.56	1.43	1.17	1.46	0.19	0.37
EV/BRR	1.69	-	2.37	-	2.54	1.57	0.52	0.72
EV/VPB	4.36	2.60	3.89	4.95	3.90	4.94	0.86	1.55
EV/ Financial+Intangible Assets								

Source: Ceres Inteligência Financeira

Table 192 - Median of Multiples (2 of 2)

Multiples	Equatorial	Light 2006	Light 2009	Ampla 2011	CPFL Piratininga 2001	Cosern 2015	Coelba 2015	Median
EV/UC	2.25	1.80	2.99	2.49	6.03	2.14	2.03	2.03
EV/ EBITDA	9.06	6.62	1.37	5.41	13.00	7.33	8.74	7.33
EV/ Revenue	1.38	0.71	6.87	1.25	4.07	2.13	1.51	1.43
EV/BRR								1.15
EV/VPB								3.89
EV/ Financial+Intangible Assets		1.13	1.82	1.30		2.00	1.64	1.64

Source: Ceres Inteligência Financeira

For the provided multiples, amounts of Enterprise Value were also calculated in the same method as before; this time, from the median of multiples. EV amounts are not directly comparable, since the companies are going through quite different stages. If previously public companies, privatizations were already consolidated (except for CELG D) and these companies are currently private companies. So that the values are comparable, it is possible that a discount be considered or the understanding of implicit discount in the transaction, in view of the value indicated by the cash flow of the company.

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The following table shows the resulting calculation of the variation between the Enterprise Value found in the Economic-Financial Appraisal and Enterprise Value of the appraisal by multiples, which is 32%.

Table 193 - Enterprise Value from the Median of Multiples (R$'000)

Median EV	Rondônia	Variation
EV/UC	1,237,866	23%
EV/EBITDA 2020	708,870	115%
EV/EBITDA 2023	1,162,472	31%
EV/Revenue 2016	2,123,432	-28%
EV/Revenue 2020	1,749,467	-13%
EV/Revenue 2023	1,763,848	-14%
EV/BRR	729,617	109%
EV/VPB 2016	1,252,109	22%
EV/VPB 2019	2,821,954	-46%
EV/Financial+Intangible Assets	1,882,832	-19%
Mean EV	1,543,247	-1%
EV Ceres Appraisal	1,524,512	

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 205

Final Considerations

The fair value of the business for the Enterprise Value indicates R$ 1,524,512,239.58 to Eletrobras Distribuição Rondônia and granting of new Concession Agreement. However, the debts, liabilities with suppliers and contingencies cause the company’s Valuation to be negative at R$ 1,636,209,285.18.

Such assertion assumes that the company sale and granting of new concession would only take effect if proper conditions are structured for such investor, such as transferring existing liabilities to the current shareholder.

The Non-Recoverable Revenues, the Losses, the X Factor, the PMSO and more strongly the Power Purchase for Ceron generate current amounts which decrease the business value. Although, considering the R$ 968,555,620.00 in taxes recoverable, there is great condition to reduce such companies’ costs, business governance and management are evolved, either as to productivity, quality, continuity, among other Indicators, yet, in view of the estimated track record, such transaction shall not be sufficient to neutralize all existing liabilities at Ceron.

Analysis by multiples showed that the appraised company has an indicated amount lower than that of the compared private companies, resulting from the forecast conditions, from the regulatory expectation and from the need for forceful changes in its indicators,

Ceres )nteligência Financeira

trx

Attachments

Market Discount Rates

Table 194 – Market Discount Rates

	Cost of Rated Tax-Free Shareholders' Equity (Ke)	Cost of Real Tax-Free Shareholders' Equity (Ke)	Weighted Average Capital Cost (Wacc)
2017	16.40%	11.73%	8.09%
2018	15.03%	10.16%	7.20%
2019	14.97%	10.18%	7.30%
2020	15.18%	10.42%	7.39%
2021	15.32%	10.65%	7.51%
2022	15.42%	10.75%	7.56%
2023	15.46%	10.78%	7.57%
2024	15.48%	10.80%	7.59%
2025	15.52%	10.84%	7.60%
2026	15.51%	10.84%	7.60%
2027	15.53%	10.85%	7.61%
2028	15.52%	10.84%	7.61%
2029	15.51%	10.83%	7.60%
2030	15.47%	10.79%	7.58%
2031	15.47%	10.79%	7.58%
2032	15.47%	10.79%	7.58%
2033	15.47%	10.79%	7.58%
2034	15.47%	10.79%	7.58%
2035	15.47%	10.79%	7.58%
2036	15.47%	10.79%	7.58%
2037	15.47%	10.79%	7.58%
2038	15.47%	10.79%	7.58%
2039	15.47%	10.79%	7.58%
2040	15.47%	10.79%	7.58%
2041	15.47%	10.79%	7.58%
2042	15.47%	10.79%	7.58%
2043	15.47%	10.79%	7.58%
2044	15.46%	10.79%	7.58%
2045	15.46%	10.79%	7.58%
2046	15.46%	10.79%	7.58%
2047	15.46%	10.79%	7.58%
2048	15.46%	10.79%	7.58%

Source: Ceres Inteligência Financeira.

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Detailed Machinery and Equipment - VMU/ VNR 2022

Table 195 – VMU/VNR Ratio 2022 - Machinery and Equipment

R$ million	VMU 2016	VNR 2016	VMU/VNR 2016	Additions VMU	Additions VNR	VMU 2022	VNR 2022	VMU/VNR 2022
PARALLEL CAPACITOR BANK	1.5	5.8	25.7%	0.4	3.4	1.9	9.2	20.5%
BUS	4.5	7.5	59.7%	4.9	7.2	9.3	14.7	63.5%
CHAMBER AND GALLERY	0.0	0.0	44.9%	0.0	0.0	0.0	0.0	46.7%
SWITCH	4.6	9.3	49.9%	1.9	8.0	6.5	17.3	37.7%
FLOODGATE	0.0	0.0	25.4%	0.0	0.0	0.0	0.1	24.7%
CONDUIT AND CHANNEL	0.5	0.9	59.6%	0.5	0.9	1.0	1.8	57.3%
CONDUCTOR	184.4	356.8	51.7%	165.2	313.4	349.6	670.2	52.2%
BREAKER	3.7	4.5	81.6%	4.1	5.5	7.8	10.0	77.4%
BUILDING	0.0	0.0	95.6%	0.1	0.1	0.1	0.1	84.7%
GENERAL EQUIPMENT	3.2	9.2	35.3%	0.7	6.3	4.0	15.5	25.5%
GENERAL COMPUTER EQUIPMENT	3.2	16.3	19.6%	(0.4)	8.4	2.8	24.7	11.3%
STRUCTURE (POLE, TOWER)	277.5	415.2	66.8%	274.7	436.6	552.3	851.8	64.8%
STRUCTURE SUPPORT OF EQUIPMENT AND BUS	2.1	3.5	60.9%	2.2	3.4	4.3	6.9	61.9%
FIBER OPTIC	0.4	0.5	70.8%	0.2	0.6	0.6	1.1	55.4%
GENERATOR	0.4	1.8	24.7%	0.2	1.0	0.7	2.8	23.8%
LIGHT FIXTURE	0.0	22.3	0.0%	0.0	6.4	0.0	28.8	0.0%
METER	49.7	79.7	62.3%	21.4	79.7	71.1	159.4	44.6%
PANEL, COMMAND COUNTER AND CUBICLE	5.7	9.2	62.5%	5.5	9.2	11.3	18.4	61.4%
LIGHTENING ROD	0.5	1.0	47.0%	0.4	0.8	0.8	1.8	45.3%
REACTOR (OR RESISTOR)	0.3	0.6	47.6%	0.3	0.5	0.6	1.1	51.6%
VOLTAGE REGULATOR	3.5	3.9	88.3%	3.8	5.1	7.2	9.1	80.0%
RECONNECTOR	6.9	9.9	70.5%	6.6	10.8	13.6	20.6	65.9%

Ceres Inteligência Financeira 208

WATER SUPPLY SYSTEM	0.0	0.0	44.4%	0.0	0.0	0.0	0.0	43.4%
POWER FEEDING SYSTEM	0.9	2.1	40.6%	0.3	1.6	1.2	3.7	31.6%
GROUNDING SYSTEM	7.4	12.3	59.8%	7.5	12.0	14.9	24.3	61.4%
ISOLATING OIL COLLECTION SYSTEM	0.0	0.0	70.8%	0.0	0.0	0.0	0.0	66.1%
LOCAL COMMUNICATION SYSTEM	0.0	0.1	16.6%	0.0	0.1	0.0	0.2	13.5%
EXHAUST, VENTILATION AND AIR CONDITIONING SYSTEM	0.1	0.1	103.8%	0.1	0.2	0.3	0.3	86.7%
LIGHT AND POWER SYSTEM	0.4	0.9	40.7%	0.3	0.7	0.6	1.6	39.6%
FIRE PROTECTION SYSTEM	0.1	0.2	69.8%	0.1	0.2	0.2	0.3	65.4%
PROTECTION, MEASUREMENT AND AUTOMATION SYSTEM	0.3	0.3	92.8%	0.2	0.4	0.5	0.8	70.2%
RADIOCOMMUNICATION SYSTEM	0.1	0.1	36.1%	0.0	0.1	0.1	0.3	25.6%
ELECTRONIC SURVEILLANCE SYSTEM	0.9	1.0	89.0%	0.9	1.3	1.8	2.3	78.3%
SOFTWARE	0.6	1.4	40.0%	(0.1)	1.0	0.4	2.4	17.4%
UNIT SUBSTATION	4.2	4.8	89.0%	4.5	6.2	8.8	11.0	79.9%
GROUNDING TRANSFORMER	0.1	0.4	31.4%	0.1	0.2	0.2	0.6	32.1%
DISTRIBUTION TRANSFORMER	140.7	194.5	72.4%	135.7	216.8	276.5	411.3	67.2%
POWER TRANSFORMER	53.0	78.5	67.5%	57.2	83.1	110.2	161.6	68.2%
MEASURE TRANSFORMER	17.4	23.6	73.6%	18.2	26.6	35.5	50.2	70.8%
AUXILIARY SERVICES TRANSFORMER	0.2	0.3	51.5%	0.1	0.3	0.3	0.6	52.9%
HYDRAULIC TURBIN	1.0	1.5	67.3%	1.1	1.6	2.1	3.1	69.5%
VEHICLES	0.3	0.3	80.9%	(0.0)	0.4	0.2	0.7	34.8%

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 209

CERON	2012	2013	2014	2015	2016
Total PMSO	326,278	351,392	190,283	284,337	334,031
Personnel	139,017	143,725	147,470	138,671	136,745
Allowance	**3,345**	**3,449**	**3,247**	**2,606**	**3,112**
INCRA	188	192	180	144	173
GROUP LIFE INSURANCE	52	88	100	84	81
SENAI, SESI, ADIC SENAI and SEBRAE	3,105	3,169	2,967	2,378	2,858
After One Year	**0**	**3,843**	**4,322**	**4,241**	**6,886**
After one year and after 5 years	0	3,843	4,322	4,241	6,886
Medical, Dental, Lab and Hospital Assistance	**7,193**	**8,384**	**14,199**	**12,619**	**13,306**
MEDICAL EXPENSE – LEGAL PERSONS	7,193	8,384	14,199	12,619	13,306
Allowance Academy	**0**	**7**	**4**	**8**	**7**
PHYSICAL AND SPORTS ACTIVITIES	0	7	4	8	7
Allowance Education Higher Level	**2,352**	**2,401**	**2,248**	**1,801**	**2,165**
EDUCATION SALARY	2,352	2,401	2,248	1,801	2,165
Allowance Funeral	**2,044**	**2,056**	**2,222**	**2,284**	**2,226**
MISCELLANEOUS ALLOWANCES	2,044	2,056	2,222	2,284	2,226
Fgts	**18,861**	**19,253**	**18,067**	**14,425**	**17,440**
SOCIAL SECURITY	18,861	19,253	18,067	14,425	17,440
Expenses with Periodic Exams	**1,373**	**1,549**	**1,900**	**1,268**	**1,400**
MEDICAL EXPENSE-PF - COMPANY	0	1	0	0	0
MEDICAL EXPENSE-PJ - COMPANY	0	1	0	0	0
MEDICAL EXPENSE –LEGAL PERSON	1,267	1,350	941	1,178	863
MEDICAL EXPENSE –LEGAL PERSON	0	0	0	0	0
PERIODIC EXAMS	105	197	934	81	524
MEDICATIONS	0	0	24	8	12
Expenses with Private Pension Fund	**4,556**	**4,445**	**4,891**	**4,685**	**4,499**
PENSION FUND - SPONSOR	4,556	4,445	4,891	4,685	4,499
Function Bonus	**0**	**5,349**	**5,594**	**5,251**	**5,211**
FUNCTION BONUS	0	5,349	5,594	5,251	5,211

Source: Own draft, based on utility's accounting statements

CERON	2012	2013	2014	2015	2016
Labor Indemnities	**1,956**	**1,531**	**3,617**	**2,834**	**4,920**
WORK ACCIDENTS	0	0	422	324	0
INDEMNITIES	0	0	1,759	1,309	2,161
WORK ACCIDENT INSURANCE	1,956	1,531	1,436	1,201	2,758
Inss	**26,682**	**26,659**	**21,651**	**25,809**	**25,994**
SOCIAL BURDEN	26,682	26,659	21,651	25,809	25,994
Inss - Provision	**7,523**	**7,732**	**7,155**	**6,371**	**6,949**
FGTS	7,523	7,732	7,155	6,371	6,949
Other	**0**	**0**	**-2,565**	**-797**	**-923**

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PROVISION INDEMNITY PID	0	0	-2,565	-797	-923
Profit Participation	**7,368**	**8,760**	**6,874**	**6,948**	**1,178**
PARTICIPATION IN PROFITS	7,368	8,760	6,874	6,948	1,178
Personnel - Overtime	**0**	**2,953**	**3,853**	**3,936**	**3,689**
OVERTIME	0	2,953	3,853	3,936	3,689
Personnal-Adm/Hon-Ins/Ad,/Peric/T/	**0**	**7,110**	**7,301**	**7,238**	**7,368**
EXTRA PAY DUE TO TRANSFER	0	102	106	142	146
EXTRA PAY NIGHT WORK	0	144	115	125	116
EXTRA PAY LABORIOUSNESS	0	209	160	161	151
EXTRA PAY HAZARD	0	6,655	6,921	6,810	6,956
Remuneration	**0**	**2,914**	**2,759**	**2,732**	**0**
REMUN,FUNC, CUSTOMER CARE	0	2,914	2,759	2,732	0
Salary	**77,198**	**57,019**	**59,563**	**55,347**	**53,331**
REMUNERATION	77,198	57,019	59,563	55,347	53,331
Transfer	**-33,986**	**-34,278**	**-32,058**	**-31,967**	**-32,343**
(-) TRANSFER	-33,986	-34,278	-32,058	-31,967	-32,343
Meal Voucher	**12,505**	**12,578**	**12,615**	**11,012**	**10,310**
MEAL VOUCHER	12,505	12,578	12,615	11,012	10,310
Transport Voucher	**45**	**12**	**11**	**21**	**22**
TRANSPORT VOUCHER	45	12	11	21	22

Source: Own draft, based on utility's accounting statements

CERON	2012	2013	2014	2015	2016
Materials	**8,840**	**7,912**	**5,567**	**5,257**	**6,307**
FUELS AND LUBRICANTS	**883**	**1,065**	**111**	**350**	**1,007**
FUELS AND LUBRICANTS FOR VEHICLES	883	1,065	111	350	1,007
SHARING OF EXPENSES RELATED PARTIES	**49**	**1**	**0**	**0**	**0**
SEVERAL	49	1	0	0	0
BREAKFAST NOOK, KITCHEN AND HYGIENE	**0**	**49**	**106**	**53**	**127**
CLEANNESS AND HYGIENE	0	49	106	53	127
OFFICE ROUTINE AND SUPPORT	**1,866**	**993**	**678**	**738**	**591**
CUSTOMER SERVICES:	60	228	172	164	171
OFFICE ROUTINE AND CONSUMPTION	1,283	754	482	569	364
OCCUPATIONAL MEDICINE	0	3	2	1	50
OCCUPATIONAL SAFETY AND MEDICINE	510	2	13	0	0
TRAINING	12	6	9	5	6
CLEANING AND MAINTENANCE OF BUILDINGS AND INSTALLATIONS	**250**	**327**	**255**	**114**	**217**
CONSTRUCTION AND REFORMATION	250	327	255	114	217
LT MAINTENANCE	**0**	**94**	**17**	**55**	**74**
LT MAINTENANCE	0	94	17	55	74
RD MAINTENANCE	**0**	**2,911**	**2,646**	**2,659**	**2,946**
RD MAINTENANCE	0	2,911	2,646	2,659	2,946
MAINTENANCE AND CONSUMPTION IN DATA PROCESSING	**865**	**421**	**90**	**70**	**125**

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INFORMATICS	341	416	82	70	123
MATERIAL F/MAINTENANCE OF OPERATION SYSTEM	524	5	9	0	2
MAINTENANCE AND CONSUMPTION IN TELECOMMUNICATION	**17**	**31**	**17**	**25**	**47**
COMMUNICATION	17	31	17	25	47
MAINTENANCE AND EQUIPMENT RECOVERY	**2,711**	**11**	**3**	**0**	**1**
MAT,AND EQUIPMENT FOR MAINTENANCE	2,711	11	3	0	1
MAINTENANCE AND REPAIR OF VEHICLES	**487**	**253**	**180**	**94**	**110**
SPARE PARTS AND ACCESSORIES F/VEHICLES	487	253	180	94	110
MAINTENANCE, MANUFACTURE OR ACQUISITION OF TOOLS AND AND EQUIP SERV,	**797**	**1,396**	**1,218**	**920**	**912**
ACQUISITION OF SEALS/STAMPS	655	607	642	447	280
EQUIPMENT OF PPE and IPE	0	647	420	255	288
MAINTENANCE EQUIPMENT	43	42	33	90	182
GENERAL EQUIPMENT	95	96	116	125	158
MATERIAL FOR TRAINING - (TECH, INFO)	0	3	0	0	0
MATERIAL G/ELECTRIC SYSTEM	0	0	0	0	0
UNIFORMS	3	1	7	4	5
MATERIAL-REMAINING COST PRO-RATA	**915**	**360**	**246**	**178**	**151**
EXTRA ON TRANSFER	0	356	246	178	151
Aliquot differential - ICMS	857	0	0	0	0
IMPLEMENTATION MCPSE R,367/09- SHAREHOLDING	57	4	0	0	0

Source: Own draft, based on utility's accounting statements

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CERES
INTELIGÊNCIA FINANCEIRA

CERON	2012	2013	2014	2015	2016
Services	140,876	149,869	149,815	136,821	134,387
Water / Sewage / Electric Energy	**306**	**254**	**234**	**212**	**204**
WATER AND SEWAGE	306	254	234	212	204
RATIONALIZACAO AND CONSERVATION OF ENERGY	0	0	0	0	0
Support and Infrastructure	**9,241**	**7,910**	**9,862**	**11,075**	**9,538**
PRESERVATION AND CLEANING-BUILDINGS	3,113	2,865	3,162	3,067	3,213
FREIGHT AND U-HAUL	1,351	218	222	571	941
CLEANING/HYG\INSURANCE/OCCUPATIONAL MEDICINE	126	11	0	0	0
MAINTENANCE AND CONSERV,OF VEHICLES	206	196	204	113	145
MAINTENANCE AND CONSERVATION OTHER PROPERTIES	857	189	1	1	0
MAINTENANCE OF IT EQUIPMENT	0	541	1,979	3,099	1,577
SURVEILLANCE SERVICE	3,339	3,481	4,045	4,103	3,654
PANTRY SERVICES	249	409	249	120	8
Performances Next to the Consumer	**35,013**	**23,815**	**21,213**	**23,004**	**24,949**
ASSISTANCE TO CONSUMERS	13,673	0	0	0	0
CUSTOMER SERVICE-IN PERSON	2,564	3,836	3,640	4,129	3,932
REGISTRATION/READING/DELIVERY OF BILLS	10,247	11,948	10,763	11,086	12,605
ADMINISTRATIVE EXPENSES	0	0	3	0	0
COMMISSION COLLECT AGENT	6,610	7,080	6,786	6,531	6,589
CUT AND RECONNECTION	1,389	422	0	1,243	1,752
ISSUANCE OF METER REPORT	515	529	1	10	66
TELEMETRY	15	0	20	5	5
Communications (Telephone, Internet, IT, Post offices)	**9,059**	**8,047**	**12,228**	**8,519**	**9,299**
CALL CENTER AND 0800 SERVICES	2,609	3,903	7,194	4,206	4,452
COMMUNICATION IT	2,245	2,614	2,065	3,013	3,997
COURIER AND POUCH	0	203	175	137	171
TELEPHONY:	-8	0	0	0	0
MOBILE TELEPHONY	242	196	98	109	92
FIXED TELEPHONY (from 2011)	3,971	1,132	2,696	1,053	587
Consulting and Audits	**5,878**	**9,419**	**9,511**	**6,930**	**10,977**
AUDIT/CONSULTING COMPANIES - NON LEGAL	185	1,871	2,142	967	4,118
CONSULTING/ADVICE/EXTERNAL AUDITING	3	0	0	0	0
LEGAL CONSULTING,	480	1,582	1,607	1,765	1,653
INSPECTION/SUPERVISION	5,211	5,966	5,761	4,198	5,206

Source: Own draft, based on utility's accounting statements

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CERES INTELIGÊNCIA FINANCEIRA

CERON	2012	2013	2014	2015	2016
Other	**37,545**	**49,885**	**112,569**	**3,589**	**56,592**
Rents/ Leasing/ Tenancy/ Monthly dues and the like	**5,027**	**5,186**	**4,980**	**4,987**	**4,701**
RENT OF EQUIPMENT	149	316	27	1	0
RENT OF EQUIPMENT (TECH, INFO,)	11	0	0	0	0
RENT OF PROPERTY	2,681	2,353	2,821	2,374	2,449
RENT OF VEHICLES	2,185	2,509	2,132	2,612	2,252
LEASING OF VEHICLES	0	7	0	0	0
LEASING-TRADE OPERATIONS	0	1	0	0	0
Own Energy Consumption	**2,688**	**2,307**	**2,310**	**3,754**	**3,567**
OWN CONSUMPTION OF ELECTRIC ENERGY	2,688	2,307	2,310	3,754	3,567
Judicial Expenses / Indemnities / Legal Costs	**19,364**	**25,630**	**34,784**	**25,464**	**35,312**
(-) REIMBURSEMENT FILE SUIT COSTS	0	-10	0	0	0
COSTS AND JUDICIAL TAXES - CUSTOMERS	0	0	0	0	0
COSTS AND JUDICIAL TAXES -LITIGATION	2,034	2,307	3,742	4,508	2,856
DAMAGE IN NON ELECTRIC ASSETS	73	82	205	206	186
DAMAGE IN ELECTRIC ASSETS	182	309	389	508	540
LABOR INDEMNITY – EMPLOYEES / FORMER	656	2,895	2,716	1,268	2,958
LABOR INDEMNITY –JOINT RESP,	7,123	3,146	2,551	524	542
INDEMNITIES TO THIRD PARTIES	812	672	32	0	1
INDEMNITIES OF JUDICIAL FILES	8,424	16,230	25,149	18,450	28,229
OTHER MATERIAL DAMAGES	59	0	0	0	0
Donations / Contributions / Grants	**54**	**80**	**22**	**12**	**12**
DEDUCTIBLE CONTRIB, AND DONATIONS	0	11	14	12	12
NON DEDUCTIBLE DONATIONS AND CONTRIBUTIONS	0	0	0	0	0
SPONSORSHIPS	54	69	8	0	0
Trainees/ Junior Apprentices / Employees on Loan	**3,135**	**2,868**	**2,843**	**3,079**	**2,662**
EMPLOYEES FROM OTHER ENTITIES	2,045	2,075	2,272	2,265	1,975
TRAINEE	411	271	392	403	474
JUNIOR APPRENTICE	679	523	180	410	212
Infractions / Fines ANEEL	**92**	**3,186**	**2,099**	**711**	**18,468**
DEDUCTIBLE FINES	89	2,993	2,099	663	474
NON DEDUCTIBLE FINES	3	193	1	49	381
COMMERCIAL REGULATORY PENALTIES	0	0	0	0	16,562
REIMBURSEMENT DIC/FIC/DMIC-NT 331/2016/ANEEL	0	0	0	0	1,051

Source: Own draft, based on utility's accounting statements

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CERES INTELIGÊNCIA FINANCEIRA

CERON	2012	2013	2014	2015	2016
Transfer other Accounts	**1**	**3**	**0**	**0**	**0**
(-) TRANSFER	1	3	0	0	0
Training / Other Allowances / Travel / Lodging / Medical Expenses	**6,111**	**4,146**	**3,692**	**3,407**	**2,643**
ALLOWANCE	2	3	1	0	0
TRAVEL ALLOWANCE (TECH, INFORMATION)	14	0	0	0	0
TRAVEL ALLOWANCE	1,165	775	694	650	560
LODGING, SNACKS AND MEALS (TECH, INFO,)	15	0	0	0	0
LODGING, SNACKS AND MEALS	2,124	1,613	1,429	1,288	1,103
TICKETS (AIR,LAND,ETC)	1,661	1,306	1,315	1,287	833
TICKETS (TECH, INFO,)	5	0	0	0	0
TRAINING - Allowances	368	132	87	81	65
TRAINING - ALLOWANCES (TECH, INFO,)	9	0	0	0	0
TRAINING - Lodging	28	14	8	7	10
TRAINING - LODGING (TECH, INFO,)	12	0	0	0	0
TRAINING – Other Expenses	7	0	0	0	0
TRAINING - TICKET (TECH, INFO,)	0	0	0	0	0
TRAINING - Taxi	38	29	17	12	9
TRAINING - TAXI (TECH, INFO,)	1	0	0	0	0
TRAINING - Tickets	662	272	140	81	63
Duties / Taxes / Tariffs / Fees	**729**	**3,105**	**2,530**	**2,337**	**-4,575**
(-) PIS/COFINS EXTEMPORANEO	0	0	0	0	-6,560
CPMF/IOF	0	0	0	0	0
Aliquot differential -ICMS	0	579	477	403	398
LICENSING/IPVA	92	87	110	104	95
INSS COMPANY - COOPERATIVES	0	121	303	112	0
INSS COMPANY - INDIVIDUAL	0	352	239	221	195
MONTHLY/ANNUALLY – CLASS ENTITIES	521	351	462	285	305
Misc, Taxes	116	183	237	269	271
DUTIES (TAXES AND FEES)	0	1,269	373	503	383
DUTIES ON ASSETS	0	162	329	440	340
SALE OF BIDDING NOTICE	0	0	0	0	0

Source: Own preparation, based on the accounting statements of the distributor

Ceres Inteligência Financeira 218

CERES
INTELIGÊNCIA FINANCEIRA

Re-rating Net Debt and Working Capital Balances

Table 2046 – Re-rating of Asset Balances

R$'000	DFP Dec/16	Alt. Due Dili-gence	Dec/16 Alt.	Rating DD	Rating Ceres
Assets					
Current	**654,285**		**534,205**		
Cash and cash equivalent	18,706		18,706	Net Debt	Net Debt
Bonds and securities	2,039		2,039	Net Debt	Net Debt
Customers	248,349	(24,026)	224,323	Working capi-tal	Working capital
Short-term electric energy	-		-	Working capi-tal	Working capital
Fees and social contributions	27,665		27,665	Working capi-tal	Working capital
Values receivable Portion A	54,523		54,523	Working capi-tal	CVA
Right of reimbursement	253,308	(85,173)	168,135	Working capi-tal	Net Debt
CCC Total cost of generation	156,596				
CCC Divided credits	281,446				
Provision receivable differences - CCC	(196,273)				
Transfer CDE	9,156				
Subsidy Low Income	2,383				
Warehouse	16,864	(1,617)	15,247	Working capi-tal	Working capital
Services unde way	10,621		10,621	n/a	Working capital
Other assets	22,210	(9,264)	12,946	Working capi-tal	Working capital
Non Current	**4,819,810**		**4,819,810**		
Customers	16,829		16,829	n/a	Working capital LP (Feb/18)
Right of reimbursement	3,488,797		3,488,797	Net Debt	Net Debt
CCC Cost of total generation	40,423				
CCC divided credit	3,448,309				
Taxes reimbursable res,597/13	65				
Bonds and linked deposits	127,064		127,064	Net Debt	Net Debt
Bonds and social contributions	6,534		6,534	n/a	Working capital LP
Financial asset – Grant of public service	1,120,953		1,120,953		
Other assets	2,447		2,447	n/a	Working capital LP
Investments	1,806		1,806	n/a	Working capital LP
Gross fixed assets	52,657		52,657		
(-) Accumulated depreciation	(24,613)		(24,613)		
Gross fixed assets	509,057		509,057		
(-) Accumulated depreciation	(481,721)		(481,721)		

Source: Own draft based on DFP 2016 and on the Accounting-Capital Due Diligence Report

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Table 205 - Re-rating of Liabilities Balances

R$'000	DFP Dec/16	Alt. Due Diligence	Dec/16 Alt.	Rating DD	Rating Ceres
Liability and PL					
Current	**2,031,588**		**456,381**		
Suppliers	1,456,393	(1,420,254)	36,139	Working capital	Working capital
Materials and national services	45,014				
Electric energy	93,262				
CCEE	86,865				
Petrobrás Distribuidora	1,230,729				
Burdens of utilization of the electric network	523				
Fees and social contributions	69,418		69,418	Working capital	Working capital
Burden of debts	6		6	Net Debt	Net Debt
Financing and loans	23,324		23,324	Net Debt	Net Debt
Obligations with Portion A	74,898		74,898	Working capital	CVA
Reimbursement obligations	125,083	(125,083)	-	Working capital	Net Debt
CCC	125,083				
Social and labor obligations	17,167		17,167	Working capital	Working capital
Post-employment benefits	6,316		6,316	Net Debt	Net Debt
Sectorial encumbrances	21,459		21,459	Working capital	Working capital
Onerous concession	191,325		191,325	DRE	Working capital LP
Other liabilities	46,199	(29,870)	16,329	Working capital	Working capital
Non Current	**3,442,507**		**5,017,714**		
Suppliers	3,421,566	1,420,254	4,841,820	Net Debt	Net Debt
Materials and national services	-				
Centrais Elétricas do Norte do Brasil	2,280,376				
Petrobrás Distribuidora	1,141,190				
Fees and social contributions	4,260		4,260	Net Debt	Working capital LP
Financing and loans	940,637		940,637	Net Debt	Net Debt
Reimbursement obligations	152,339	125,083	277,422	Net Debt	Net Debt
CCC	152,339				
Provision for civil, labor and tax risks	172,184		172,184	Net Debt	Net Debt
AFAC	-		-		
Other liabilities	47,439	29,870	77,309	Net Debt	Working capital LP
Net Asset	**(1,295,918)**		**(1,295,918)**		
Capital stock	1,325,369		1,325,369		
Accumulated losses	(2,617,163)		(2,617,163)		
Other significant results	(4,124)		(4,124)		

Source: Own draft based on DFP 2016 and on the Accounting-Capital Due Diligence Report

Ceres Inteligência Financeira 220

September, 2017

Privatization of Eletrobras System Distributors

Product 10: Final Valuation Report

Centrais Elétricas de Rondônia S.A. – Ceron

Consórcio Mais Energia B

To:

Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Development Bank - "BNDES") Av. República do Chile nº 100 Rio de Janeiro - RJ

Attention: Mrs. Lidiane Delesderrier Gonçalves - Manager of Contract OCS 028/2017 September 18, 2017 Dear,

Pursuant to service contract OCS 028/201 7 (“the Contract") signed February 14, 2017 by BNDES and Consortium Mais Energia B (“the Consortium”), this report presents the result of our analysis related to the Privatization of Eletrobras System Distributors.

The result of our work is detailed in this document titled “Product 10: Final Valuation Report” (“the Report”) and provides a financial valuation as of September 18, 2017, of Centrais Elétricas de Rondônia S.A.

As contemplated under the Contract, the sole purpose of the Report is to provide a valuation of Centrais Elétricas de Rondônia S.A. to BNDES, the institution responsible under Decree 8.893 for the privatization process of the Eletrobras System Distributors.

If the Report is shared with third parties, it must be provided in full so that the applicable disclaimers and limitations are effectively communicated.

Sincerely,

Summary
1.	Introduction	9
1.1.	Context	9
1.2.	Purpose	9
1.3.	Summary of the premises	10
1.4.	Valuation	11
2.	History and Characteristics of the Concession	12
2.1.	Brief History	12
2.2.	Description of the Operating Area	13
2.3.	Socioeconomics	13
2.4.	Transportation Infrastructure	14
2.5.	Climate	17
2.6.	Geoelectric Characteristics	19
3.	Market and Consumption Unit Forecasts	24
3.1.	Market and Consumption Units (UC) History	24
3.2.	Market Forecast Methodology	26
3.3.	Market Forecast Results	33
3.4.	Consumption Unit Forecast Methodology	40
3.5.	UC Forecast Results	42
4.	Methodologies, Premises, and Results of Readjustment and Reviews	43
4.1.	Overview	43
4.1.1.	Regulation by incentives	43
4.1.2.	Recent changes to the contractual and tariff rules of the electric power distribution.	47
4.2.	Methodologies, Premises and Results for the Definition of Portion A	64
4.2.1.	Purchase of Power and Tariff Flags	64
4.2.2.	Charges	65
4.2.3.	Transport Costs	67
4.2.4.	Financial	67
4.2.5.	Technical Losses (“PT”)	68
4.2.6.	Non-Technical Losses (“PNT”)	74
4.2.7.	Default	89
4.3.	Methodology for definition of Portion B	90
4.3.1.	Regulatory WACC	92
4.3.2.	Operational costs and Factor Xt	94
4.3.3.	Xpd and Xq Factor	108
4.3.4.	Demand Surplus, Reactive Excess and Other Revenues	113
4.3.5.	DEC and FEC Indicators	115
4.3.6.	Compensations	126
4.3.7.	Long-Term Investment	130
4.3.8.	Remuneration Base	136

PwC | Loeser e Portela Advogados | Siglasul

Prepared for BNDES

3

4.3.9. Tariff Transactions		151
5.	Analysis of the supplier	155
5.1.	Historical Financial Statements	155
6.	Valuation	161
6.1.	Methodology	161
6.2.	Discount Rate	161
6.3.	Assumptions	163
6.4.	Valuation by Multiples	171
6.5.	Conclusion	175
6.6.	Sensitivity	183
7.	References	184
ANNEX I – Extent of Responsibility		185
APPENDIX A – Socioeconomic Characterization of the Concession Area of Ceron		186
APPENDIX B – Methodologies of Market Projection		189
APPENDIX C - Selection of Models for Market Projections		193
APPENDIX D – Alternative Models Not Selected		195
APPENDIX E – Models of the Assessed DEC and FEC Indicators		198
APPENDIX F – Concepts and Methods of BRR Assessment		199
APPENDIX G – Company’s Debt Overview		202

	Figures

Figure 1 - Macroeconomic Assumptions		11
Figure 2 – State of Rondônia (capital highlighted)		13
Figure 3 – Federal and State Highways of Rondônia		17
Figure 4 – Total rainfall for Brazil		18
Figure 5 – Average temperatures observed to the Brazilian states		19
Figure 6 – National Interconnected System		21
Figure 7 – Regional representation based on connection to Basic Network		22
Figure 8 – Map of the State with the distribution of the substations		23
Figure 9 – GDP real growth forecasts (% p.a.) of external sources		30
Figure 10 – Schematic drawing for the total forecast of Consumption Unit		40
Figure 11 – Price cap functioning		44
Figure 12 – Yardstick Competition Functioning		45
Figure 13– Example of Periodicity of Periodical Tariff Reviews and Tariff Readjustments		45
Figure 14 – Timeline with changes to the PRORET.		49
Figure 15– Timeline with recent rulings related to the renewal of the concessions.		52
Figure 16 – Trajectory of reduction		79
Figure 17 - Periodicity of Forecast of Regulatory Non-Technical Losses Targets		83
Figure 18 - Dynamics of the Regulatory PNT Target Forecast		85
Figure 19 – Example of a model for calculation of components X Factor quality indicator		111
Figure 20 – Historical Financial Indicators		155
Figure 21 – Summarized Income Statements		156
Figure 22 – Summarized Balance Sheet		156
Figure 23 - Balance Sheet		157
Figure 24 – Result Statements of the Year		157
Figure 25 – Quality of Results		158
Figure 26 – Working Capital		159

PwC | Loeser e Portela Advogados | Siglasul

Prepared for BNDES

4

Figure 27 – Net Debt	159
Figure 28 – Due Diligence Financial Indicators	160
Figure 29 - Rolling WACC	163
Figure 30 – Working Capital	170
Figure 31 - EV / Net Revenues Multiples	172
Figure 32 - EV / EBITDA Multiples	173
Figure 33 - EV / BRR Multiples	173
Figure 34 - EV/ Consumer Units Multiples (R$ thousand/Number of clients)	174
Figure 35 - EV/ Distributed Energy Multiples (R$ thousands/MWh)	174

Graphs

Graph 1– Density of Total Highways (km/km²)	15
Graph 2 – Percentage of Existing and Planned Roads in 2015	15
Graph 3 – Competitiveness of generation sources	20
Graph 4 – Voltage level share in the total market (%) - Ceron Forecasts	28
Graph 5 – State GDP share in Brazil’s GDP (%) of Ceron	32
Graph 6 – Forecasted Market of Ceron in each Decade per Class of Consumption	39
Graph 7 – Forecasted Market of Ceron until 2046 per class of consumption	40
Graph 8 – Ceron UC’s Forecasts	42
Graph 9 - Average Loss per Segment of Ceron and Comparable	71
Graph 10 – Forecast of regulatory technical losses of Ceron	74
Graph 11 – Comparison between Real and Regulatory Non-Technical Losses on the Low Voltage Market	75
Graph 12 – Forecast of Verified and regulatory PNT Ceron (Invoiced)	86
Graph 13 – Example of heterogeneity curve	101
Graph 14 – Efficiency curve Ceron	104
Graph 15 – Forecast of Other Regulatory Revenues – Ceron (R$ Million)	114
Graph 16 – Forecast of Annual Demand Surplus and Reactive Excess Revenues – Ceron (R$ Million)	115
Graph 17– Verified Indicator and Limits of DEC for Ceron	116
Graph 18– Verified Indicator and Limits of FEC	117
Graph 19– History of Compensations for Violation of the Individual Indicators of Ceron	117
Graph 20 - DEC Forecast for Ceron	124
Graph 21 - FEC Forecast for Ceron	125
Graph 22 – Forecasted Compensation Ceron	130
Graph23 - Forecast for electric and non-electric investments Ceron	135
Graph 24 - Long-Term Investments Plan of Ceron per Type of Works/Systems	135
Graph 25 – Tariff Transactions (%)	154

Tables

Table 1 – Valuation	11
Table 2 – Highway Indicators to Rondônia	16
Table 3 – Climate characteristic of the state of Rondônia	18
Table 4 – Evolution of the Number of Consumers per Voltage Level	24
Table 5 – Market Evolution per Voltage Level	25
Table 6 – Mid-Market Evolution per Voltage Level	25
Table 7 – Evolution of the Average Consumption per Tariff Class	26
Table 8 – Variables used in the market forecasts per class of Ceron	29
Table 9 – State GDP share in Brazil’s GDP (%)	31
Table 10 – Average GDP growth rates (%)	32
Table 11 – Forecasted Market of Ceron in each Decade per Class of Consumption	39
Table 12 – Summary of UC’s Forecasts for Ceron	42
Table 13- Values Factor T and Xpd	58
Table 14 - Values of Regulatory Losses	58

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Table 15 - DEC and FEC Global Limits in TN No. 088/2017	59
Table 16 - Variation of the amounts destined to PMSO per Distributor	62
Table 17 - Variation of the DEC limits per Distributor	63
Table 18 - Variation of the FEC limits per Distributor	63
Table 19 - Amount of Losses in the Distribution System of the Company	69
Table 20 - Amount of Technical Losses per Segment of Transformation and Grid	69
Table 21 - Technical Losses, Target per Voltage Segment	72
Table 22 - Amount of Technical Losses per Segment of Transformation and Grid	73

Table 23 – Socioeconomic Variables for the Composition of the Complexity Factor to Fight Non-Technical Losses 76

Table 24 - Models Selected for the Composition of the Complexity Factor to Fight Non-Technical Losses	76
Table 25 - Result of the Complexity Factors of each Econometric Model to Companies of Grupo Eletrobras	77
Table 26 - Average Complexity Index of the Companies of Grupo Eletrobras	77
Table 27 - Summary of Definition of the Starting Point	81
Table 28 - Example of Forecast of the Regulatory Non-Technical Losses	82
Table 29 - Comparison of Verified Loss Invoiced with Regulatory Loss Invoiced	84
Table 30 - Complexity Index of Fighting Non-Technical Losses of the most Complex Companies of Group 1	84
Table 31 - Forecast Regulatory PNT 2023 to 2027	86
Table 32 - Forecast Regulatory PNT 2028 to 2032	87
Table 33 - Forecast Regulatory PNT 2033 to 2037	87
Table 34 – Forecast Regulatory PNT 2038 to 2042	88
Table 35 – Forecast Regulatory PNT 2043 to 2047	88
Table 36 – Operational Costs Efficiency Parameters in 4CRTP	96
Table 37 – Confidence intervals of the efficiency estimations	97
Table 38 – Cluster Composition	101
Table 39 – Composition of the clusters and efficiency - Ceron	103
Table 40 – Forecast of Regulatory PMSO Ceron	104
Table 41 – Grid forecast modeling results	107
Table 42 – Operational Costs and Component T of Ceron	108
Table 43 – Technical and commercial indicators of component Q of Factor X	110
Table 44 – Commercial indicators in 2016 - Ceron	112
Table45 – Results for Factor X and its components Ceron	113
Table 46 – Verified/ Forecasted Verified and Approved/ Verified Limit of DEC for Ceron	124
Table 47 - Verified/ Forecasted Verified and Approved/ Verified Limit of FEC for Ceron	125
Table 48 – Compensation Regression Table	129
Table 49- Forecast of Quinquennial Investments 2018-2022	131
Table 50 - Investments in HV Expansion works 2018-2022	132
Table 51 - Mean, Standard deviation and Limits for HV Expansion works	132
Table 52 - Investments in HV Expansion work (outliers excluded)	132
Table 53 - Investments in HV Expansion works 2023-2027	133
Table 54 - Forecast of Investments for the Quinquennium of Ceron	134
Table 55 – Proportions of the Groups of Assets in BAR	140
Table 56 - Calculation of the AIS Considered in the BRR Model in Feb/17	143
Table 57 – Difference between the Initial and the Final Additional AIS (VOC) of the 3rd RTP	143
Table 58 – Values of BRR Considered Starting Point in the Frozen BRR in Feb/17	144
Table 59 – Investments between 2018 and December 2022 per Registration Unit: Impact on the Average
depreciation rate of the Assets	148
Table 60 – Assumptions for Index and Rate Forecast	149
Table 61 – TJLP Forecast	149
Table 62 – Forecast of Regulatory Reintegration Quota in RTPs	150
Table 63 – Forecast for Equity Remuneration without Special obligations in RTPs	150
Table 64 – Forecast for Equity Remuneration of the Special obligations in RTPs	151
Table 65 – Forecast of the Annual Fixed or Portable Facilities Cost in RTPs	151
Table 66 – Estimations for Required Revenues, VPA and VPB for Ceron (rated R$ million)	153
Table 67 - Unlevered Beta of comparable companies	162
Table 68 - Transaction Multiples	171
Table 69 – Distributed Energy Projections	175
Table 70 - Net Revenues Projections	176
Table 71 - Operating Costs Projections	177

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Table 72 - Gross profit Projections		178
Table 73 - Operating Expenses Projections		178
Table 74 - EBITDA Projections		180
Table 75 - Net Income Projections		180
Table 76 - Cash Flow Projections		181
Table 77 – Terminal Value		182
Table 78 – Valuation Results		182
Table 79 – Financial Covenants		182
Table 80 – Sensitivity Analysis		183
Table 81 – Demographic Information, Education Level, and Unemployment Rates		186
Table 82 – Information on Access to Services		187
Table 83 – Information on Income		187
Table 84 – Violence Information		188
Table 85 – Family of Exponential Models		191
Table 86 – Statistical Indicators		194
Table 87 – Residential Class: Ceron		195
Table 88 – Industrial Class: Ceron		195
Table 89 – Commercial Class: Ceron		196
Table 90 – Rural Class: Ceron		196
Table 91 – Public Entities: Ceron		197
Table 92 – Utilities: Ceron		197

Charts

Chart 1 – Socioeconomic characterization of the state of Rondônia		14
Chart 2 – Summary chart with the forecast model for Residential Consumption of Ceron		33
Chart 3 – Summary chart with the forecast model for Industrial Consumption of Ceron		34
Chart 4 – Summary chart with the forecast model for Commercial Consumption of Ceron		34
Chart 5 – Summary chart with the forecast model for Rural Consumption of Ceron		35
Chart 6 – Summary of the forecast model for the Consumption of Public Service o Ceron		36
Chart 7 – Summary of the forecast model for the Consumption of Public Lighting of Ceron		36
Chart 8 – Summary of the forecast model for the Consumption of Public Service of Ceron		37
Chart	9 – Summary chart with the forecast model for Own Consumption of Ceron	38
Chart 10 – Example of the need of investments in HV Expansion for the period between 2023-2027		132

Equations
Equation 1 - Box Cox Transformation		27
Equation 2 - Domiciliary Density Calculation		41
Equation 3 – Kt Coverage		41
Equation 4 – Residential UC’s Forecast		41
Equation 5 – Average Consumption Series		42
Equation 6 - UC’s Forecast		42
Equation 7 - Formula for the Maximum Cap Price and Periodical Readjustment		43
Equation 8 - Formulation for Tariff Readjustment Rate		46
Equation 9 - Formulation for the Complexity Factor of Fight Non-Technical Loss of Company A		77
Equation 10 - Calculation of Targets of Non-Technical Losses		78
Equation 11 - Global Target		78
Equation 12 – Value of Non-recoverable revenues for companies, which have not undergone 4CRTP yet		89
Equation 13 – Value of Non-recoverable revenues for companies that have undergone 4CRTP		90
Equation 14 – Calculation of Portion B in adjustment processes		91
Equation 15 – Calculation of Portion B in review processes		91
Equation 16 – Operational Cost Tariff Coverage		98
Equation 17 – Value of the Efficient operational costs		99
Equation 18 – Annual Variation of the Regulatory Operational Costs		99

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Equation 19 – Target of Efficient operational costs	99
Equation 20 – Target of shared Efficient operational costs	99
Equation 21 – Standardization of variables	100
Equation 22 – Euclidean Distance	100
Equation 23 – Efficiency Indicator	102
Equation 24 – Value of the Efficient operational costs	105
Equation 25 – Update Factor	105
Equation 26 – Operational Cost in Tariff review	107
Equation 27 – Component T of Factor X	107
Equation 28 – Component Pd of X Factor	108
Equation 29 – Component Q of Factor X	110
Equation 30 – Determination of Heterogeneity	119
Equation 31 - Limit Equation	121
Equation 32 – Simplified Limit Equation	121
Equation 33 – Linear Regression Equations for DEC	122
Equation 34 – Linear Regression Equations for FEC	122
Equation 35 - Calculation of the average EUSD	126
Equation 36 - Calculation of the Compensation in Force	127
Equation 37 - Forecasted Compensation	129
Equation 38 – Regulatory Reintegration Quota	136
Equation 39 – Gross BRR	137
Equation 40 – Capital Remuneration	137
Equation 41 – Net Regulatory Remuneration Base	138
Equation 42 – Special Obligations Capital Remuneration	138
Equation 43 – Regulatory Annuity Base (BAR)	139
Equation 44 – Annual Rental Cost (CAL)	140
Equation 45 – Annual vehicle Cost (CAV)	140
Equation 46 – Annual Cost of Information Systems (CAI)	141
Equation 47 - Stationary Series	189
Equation 48 - Seasonal Series	189
Equation 49 - Box & Jenkins Methodology Models	190
Equation 50 – ETS Model	190
Equation 51 - Dynamic Model	192

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1. Introduction
1.1. Context

     Centrais Elétricas de Rondônia S.A. – CERON (“CERON”, the “Distributor”, or the “Company”) is a quasi-public company headquartered in Porto Velho, the capital of the State of Rondônia. It is a federal utility concession holder responsible for the sale and distribution of electricity in the State of Rondônia. The Company, which was previously controlled by the State Government, is currently controlled by Centrais Elétricas Brasileiras S.A. - Eletrobras, who holds 100% of its shares.

     According to Article 2 of Decree 8.893, the Development Bank (BNDES) is responsible for the supervision and execution of the privatization process of the electric distributorship concession holders.

     In this context, the Consortium has prepared the financial valuation of the Company’s shares with a base date of December 31, 2016, using a Discounted Cash Flow (“DCF”) methodology. The financial valuation assumes the scenario of renewal of the concession for electric power distribution. Therefore, the result of this work represents the Company’s value in the event of concession renewal.

1.2. Purpose

     The purpose of this report is to provide BNDES, the leader of the project, with information regarding the company’s Fair Value, making clear all assumptions used for calculations of portions A and B, as well as the methodologies used in the financial model.

With this purpose, the following analyses were carried out:· Research and analysis or market information;

· Projections for the energy market, energy demand and regulatory elements;· Analysis of the historical financial statements;· Meetings, conference calls, and discussions with the directors and technical teams of the Company;· Field visits;· financial statements projections (Income Statements and Cash Flow Statements) based on information provided by the Company, market analyses, and due diligence studies;· Financial valuation based on Discounted Cash Flow methodology;· Calculation and projection of the discount rate based on the Weighted Average Cost of Capital (WACC) methodology, used for calculating the present value of projected· cash flows; Calculation and projection of regulatory WACC.

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1.3.Summary of the premises

Methodology

     The valuation of the Company was performed using the Discounted Cash Flow method, based on the projected profits, utilizing Free Cash Flow to the Firm (FCFF).

Discount rate

     The methodology used to estimate the discount rate was the Weighted Average Cost of Capital (WACC), considering a rolling capital structure (Rolling WACC).

Base date

The base date used for this valuation is December 31,2016.

Projection period

     The cash flows were estimated for the period between January 1, 2017 and February 29, 2048 (end of the concession period) assuming operational shutdown of the Company at the end of the concession period. Only the cash flows projected for the period between March, 2018, and February, 2048, were considered in calculating the Net Present Value of the Company.

Currency

The projections are expressed in nominal Reais (R$) considering inflation effects.

Macroeconomic assumptions

     The macroeconomic assumptions used in the financial model are presented below. It is important to highlight that the GDP premise was used in the projection of the number of consumers by market class as detailed in Chapter 4 of this report.

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Figure 1 - Macroeconomic Assumptions

Parameters	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	> 2026
Inflation - Brazil	4.33%	4.43%	4.36%	4.31%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%
https://www3.bib.gov.br/expectativas/publico/consulta/serieestatisticas											
IPCA – variation % - Avg - ' Annual • Period 03/03/2017 - 03/03/2017 2017 – 2022											
Inflation – USA	2.40%	2.30%	2.30%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%
https://www.cbo.gov/publication/52370											
Table C-I. - CBO's Economic Projections. by Calendar Year - Consumer price index											
IGP-M (Other income)	4.78%	4.74%	4.64%	4.56%	4.47%	4.47%	4.47%	4.47%	4.47%	4.47%	4.47%
https://www3.bcb.gov.br/expectativas/publico/consulta/serieestatisticas											
IGP-M • variation % • Avg • Annual • Period 03/03/2017 - 03/03/2017 2017 – 2022											
Selic	10.71%	9.07%	9.03%	8.87%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%
https://www3.bcb.gov.br/expectativas/publico/consulta/serieestatisticas											
Over-selic rate • % p.a. - Avg • Avg year - Period 03/03/2017 - 03/03/2017 2017 -2022											
PIB	0.47%	2.40%	2.53%	2.52%	2.52%	2.52%	2.52%	2.52%	2.52%	2.52%	2.52%
https://www3.bcb.gov.br/expectativas/publico/consulta/serieestatisticas											
Total GDP - variation % - Avg - ' Annual • Period 03/03/2017 - 03/03/2017 2017 - 2022											

The projections available in the described sources are presented in blue font in the table above; the data presented in black font, as well as the values from 2026 on, replicate the last available data. The projected data for IPCA, IGP-M, SELIC, and GDP were developed by Central Bank of Brazil in the date exposed in the table (March 03, 2017). The projections are available in Boletim Focus.

1.4. Valuation

The following table presents the results of the economic valuation according to the methodology and assumptions presented in this report.

Table 1 – Valuation

Conclusion	dec/16
NPV FCFF	1,130,687,074.35
NPV Terminal Value	203,978,481.19
(-) Termonorte Contract	(70,091,899.67)
Enterprise Value	**1,264,573,655.87**
(-) Net Debt	(2,621,498,793.15)
(-) Contingencies	(500,505,526.86)
(-) Environmental Adequacies	(38,717,204.75)
Equity Value	**(1,896,147,868.89)**

2. History and Characteristics of the Concession

     This chapter will detail relevant characteristics of Ceron, providing information regarding its background, socioeconomics, transportation infrastructure, climate, level of connectedness to the SIN and standards of the electric power distribution grids.

2.1.Brief History

     This history of Rondônia started in the early 17th century with the arrival of the first Portuguese colonizers. However, only in the next century, with the discovery of gold in Goiás and Mato Grosso, did interest in the region intensify. With the creation of the state of Acre, the construction of Madeira-Mamoré railroad, and the telegraphic connection established by Cândido Rondon in the early 20th century, the colonization of the region was accelerated until, in 1943, the region became the Território Federal de Guaporé (in 1956 renamed Território de Rondônia), with its capital in Porto Velho and created out of partitions from the states of Mato Grosso and Amazonas [1].

     The first thermoelectric plant in Rondônia was opened in 1940 by President Getúlio Vargas. After the creation of Território Federal de Guaporé, the plant became known as SAALFT - Serviço de Abastecimento de Água, Luz e Força do Território, and served only two cities: Porto Velho, the Capital, and Guajará Mirim. This thermoelectric plant was diesel-oil powered and had capacity of 2,893 KW.

     The accelerated growth of the region in fact only occurred in 1960’s and 1970’s. The policy of fiscal incentives and the intensive investments of the federal government, such as the directed colonization projects, stimulated migration, mostly from the Center-South of the country. With the growth of the region, the development of sanitation and electric power infrastructure was required. Thus, in 1968, the services of SAALFT were divided and CAERD (Companhia de Águas e Esgotos de Rondônia) and Ceron (Centrais Elétricas de Rondônia) were created [2].

     In that same year, in 1968, Centrais Elétricas de Rondônia S.A., under the abbreviation Ceron, was tasked with the purpose of developing the electric power services, and performing transmission and distribution services in the territory of Rondônia.

     After almost 30 years, in 1997, a new benchmark was established and Ceron fell under a shared management between the Government of the State of Rondônia (instituted as a State in

1982) and Eletrobras. The State became holder of 51% of the company’s shares, while Eletrobras was entitled to 48.7% of the shares. Also in 1997, the supplier was made a federal company, according to the State Law no. 740/97. The State approved the transfer of the controlling interest from Ceron to Eletrobras. The share were distributed as follows: 79.91% - Eletrobras, 20.0% -State of Rondônia, and 0.09% - other shareholders. [3] In 1998, Ceron went through new changes to its shareholder composition due to the sale of shares to Eletrobras, which acquired 100% of the shares of the company.

     Finally, in July 2016, the Eletrobras group decided not to renew the contracts of electric power suppliers in the North and Northeast regions, including Ceron. On August 3, 2016, through Ordinance No. 423/2016, the Ministry of Mines and Energy (MME) designated Ceron responsible

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for providing the public electricity distribution service in the state of Rondônia with the intention ensuring continuity of the service until December 31, 2017 or until the assumption of a new electricity provider, whichever occurs first.

2.2. Description of the Operating Area

Ceron acts throughout the State of Rondônia, with has a total area of 237,765 km². The state borders Mato Grosso to the East; Amazonas to the North; Acre to the West, and the Republic of Bolivia to the West and South.

The State is the third most populous state of the North Region, with approximately 1.77 million inhabitants. Its capital, Porto Velho, is the most populous city, containing more than 500 thousand people [5]. The population of Rondônia is one of the most diversified in Brazil, composed of migrants from all regions of the country.

Figure 2 shows the geographic distribution of the 52 municipalities of the state.

Porto Velho

Figure 2 – State of Rondônia (capital highlighted)

Source: Self prepared

Rondônia is the only Brazilian State whose name honors a national historical figure, Marshal Rondon (1865-1958), who broke new ground in the North of the country in the middle of the 1900's. Rondônia economy is based on livestock, agriculture (coffee, cocoa, rice, cassava, corn), and natural resources such as wood, minerals, and rubber [4].

Below we describe the main socioeconomic characteristics of the state, as well as its infrastructure, climate, and level of connectedness of the electric system of Rondônia to the National Interconnected System (SIN).

2.3. Socioeconomics

Chart 1 provides a summary of the socioeconomic characteristics of the state of Rondônia. In summary, the State presents a relative high percentage of the population living in rural areas (24%). Moreover, the State lacks infrastructure services: according to data of PNAD of 2015, 21%

of the urban homes did not have garbage collection, while 41% of the urban homes did not have running water, and 45% did not have proper sanitary sewage (by septic tank or sewar systems).

Regarding income, according to data from IPEA/IBGE of 2014, only 3.1% of its population lives in homes classified as sub-normal, and the average household income is above the average of North and Northeast regions (R$ 950.16 to the state of Rondônia against R$ 782.76 to the North region and R$ 730.24 to the Northeast region). Nevertheless, 13% of families presented average income per capita below the poverty line, which denotes reasonable social inequality.

Chart 1 – Socioeconomic characterization of the state of Rondônia

The State of Rondônia is characterized by:

I. Cities: 52
II. Inhabitants per km2 (density): 7.46
II. Population was located in rural areas in 2015: 24%
II. Population was illiterate in 2015: 9%
II. Homes had no garbage collection in 2015: 21%
II. Urban households had no water supply networks in 2015: 41%
II. Urban households had no sanitary sewage networks/septic tanks in 2015: 45%
II. Rural households had no electric lighting in 2015: 1%
III. Unemployment Rate: 5%
III. Population with househols income per capita below the poverty line in 2014: 13%
III. Average homes Income per capita in 2014 (in Brazil such value is R$ 1,152.24): R$ 950.16
IV. GDP per capita: R$ 17,991
IV. Deaths per 100 thousand inhabitants in 2014 (Brazilian average, 29.37): 32.63

Sources: I. IBGE[1]; II. PNAD[2] 2015; III. IPEA[3]/IBGE 2014; IV. DATASUS[4]/IBGE.

In **Appendix A** we set out the comparisons of the analyzed indicators as compared to the national and North and Northeast Regions averages.

2.4. Transportation Infrastructure

The Brazilian National Department of Transportation Infrastructure (DNIT) is the main executing body of the Ministry of Transportation. It was created in February, 2002 to perform the functions of construction, maintenance, and operation of the infrastructure of the Federal Traffic System under direct administration of the Federal Government with respect to roads, railroads,

[1] Brazilian Geography and Statistics Institute - IBGE

[2] National Survey per Household Sample - PNAD

[3] Applied Economic Research Institute - IPEA

[4] Computer Department of the Individual Health System - DATASUS

and waterways. The analyses and conclusions contained in this section are based on information provided by the DNIT in the 2015 annual summary of the National Road System.

Graph 1 provides the density of total roads, taking into account those planned and those already existing, highlighting data from the states of the North and Northeast regions. The state of Rondônia has high road density compared to other states of the North Region, presenting, on average, 110 m of highway per square kilometer of geographic area.

Graph 1– Density of Total Highways (km/km²)

0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.01
0.03
0.05
0.06
0.14
0.17
0.25
0.25
0.26
0.36
0.46
0.53
0.54
0.62
0.13
0.58
0.69
AMAZONAS
PARÁ
RORAIMA
AMAPÁ
ACRE
RONDÔNIA
TOCANTINS
MARANHÃO
PIAUÍ
BAHIA
SERGIPE
CEARÁ
PERNAMBUCO
RIO GRANDE DO NORTE
ALAGOAS
PARAÍBA
MIDWEST
SOUTHWEST
SOUTH
NORTH
NORTHEAST
MIDWEST
SOUTHWEST
SOUTH

Source: Self prepared based on DNIT's data, 2015

Graph 2 shows the composition of roads in Rondônia as between existing and planned. The state does not have major expansion plans for its highway system, as only 15% of total roads are in the planning phase.

15%
85%
Planned
Existing

Source: Self prepared based on DNIT's data, 2015

The analysis of built roads results in the information contained in Table 2, which provides the data for federal, state and municipal roads, as well as the pavement[5] situation of the roads of Rondônia.

Table 2 – Highway Indicators to Rondônia

Type	Roads	Extension (km)	Weight / Participation (%)
TOTAL	Federal	1,952.50	8.42%
	State	4,889.8	21.09%
	Municipal	16,344.10	70.49%
	Total of Roads	23,186.40	100.00%
Paved	Federal	1,839.7	57.11%
	State	1,373.7	42.65%
	Municipal	7.8	0.24%
	Subtotal Paved	3,221.20	13.89%
Not paved	Federal	112.80	0.56%
	State	3,516.1	17.61%
	Municipal	16,336.30	81.82%
	Subtotal Not paved	19,965.20	86.11%

Source: Self prepared based on DNIT's data, 2015

The State contains more than 23,000 km of roads, making it the third longest road network in the North Region. Out of the total existing roads in Rondônia, 86% are not paved (19,965 km) and, consequently, the total number of paved roads is small compared to the total (only 13.9% or 3,221 km).

Almost all of the municipal roads are unpaved (16,336 km out of a total of 16,344 km). This fact directly influences the movement between the central area of the municipality and its surrounding areas, since these roads tend to become dangerous in case of rains, because the dirt roads generate mud and can bog down the emergency services vehicles.

Among the paved roads, most are under federal administration (around 1,840 km or 57% of the total paved roads). As for the state roads, less than 30% are paved (only 1,374 against a total of 4,889 km), which makes traveling between cities difficult.

Figure 3 presents the federal roads (in red) and state highways (in blue) for the state of Rondônia[6]. Unexpectedly, the greatest concentration of State roads is not around the capital Porto

[5] Paving is the coating made by materials able to resist to the continuous flow of vehicles, such as asphalt, for example.
[6] DNIT made only available the updated files of 2016 for federal roads, being the most recent information of the State roads of the year of 2013.

Velho, but near the cities of Ariquemes, Ji-Paraná, and Cacoal, where a great part of the population of the State lives (approximately 838 thousand inhabitants).

Roads
State
Federal

Figure 3 – Federal and State Highways of Rondônia

Source: DNIT, 2013 and 2016

Rondônia has high density of roads when compared with the other states of North Region, but is still much less concentrated than states of the Southeast and South Regions of Brazil. Out of the total of highways, only 13.9% are paved, the majority of which are federal. In general, there are no paved municipal roads and only 30% of state roads are paved.

2.5. Climate

The climate in Rondônia is a little more diversified than the rest of the North Region of the country, presenting three different types: Equatorial, on the North of the state, with high temperatures throughout the year and high humidity (on the border with the state of Amazonas and surrounding Porto Velho); hot and humid, with a short dry of up to two months in the central region of the State; and hot and semi-humid, in the Southwest part of the State where the cities of Colorado and Cabixi are located.

Table 3 contains basic information on the climate of Rondônia. The climate of Rondônia has four problematic characteristics as related to electric power distribution: (1) high rainfall index, including being well over the national average and near the average for North region; (2) high intensity of rain; (3) high incidence of lightning strikes, much higher than other regions; and (4) strong winds (higher than the averages for Brazil and the North Region).

Table 3 – Climate characteristic of the state of Rondônia

	Climatic Characteristics for Rondônia and Regions				
Region	Rainfall Index [i] (mm)	Rainfall Intensity [ii] (mm/day)	Keraunic Index [iii] (lightning/km²)	Maximum Temperature [iv] (°C)	Maximum Wind Speed [v] (mps)
Rondônia	170.18	11.41	6.67	32.07	4.79
North	176.60	11.64	5.93	31.76	4.09
Northeast	54.66	5.18	2.48	30.60	5.35
Brazil	109.44	8.82	5.55	29.45	4.69

Source: gross data obtained at the website of INMET[7] and INPE[8]. Information processing by state based on P&D of ABRADEE, 2012[9].
i = Annual Average of water precipitation (rain, snow, hail) in a certain place during a certain period of time.
ii = Ratio between the Rainfall Index and the number of days with rainfall in a determined Region.
iii = Quantity of lightning in a certain Region.
iv = Maximum average temperature recorded. v = Maximum average speed recorded.
v = Maximum Wind Speed recorded.

Figure 4 illustrates the total rainfall (in millimeters) to all states of Brazil in 2015 and 2016. Rondônia is a region of the country greatly affected by rain, with total rainfall between 1,600 mm and 2,000 mm for the year of 2015 and between 1,800 mm and 2,200 mm for the year of 2016. The rainfall rates for Rondônia are higher than the rates for Northeast, and much higher than the national average.

TOTAL RAINFALL IN 2015
TOTALL RAINFAL IN 2016
3400
3200
3000
2800
2600
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400

Figure 4 – Total rainfall for Brazil

Fonte: INMET, 2016

[7] National Meteorology Institute (Instituto Nacional de Meteorologia) – INMET
[8] National Spatial Research Institute (Instituto Nacional de Pesquisas Espaciais) – INPE
[9] The information available to such analysis is related to the year of 2012 and removed from the P&D project of ABRADEE with the title Methodologies of Periodical Rate Revision of the Electric Power suppliers carried out in 2013, since there is no average or accumulated data of the variables in study publicly available

Figure 5 illustrates the average temperatures (in Celsius degree) observed to all states of Brazil in the years of 2015 and 2016. Temperatures are fairly stable in Rondônia with averages between 26°C and 28°C for both years.

2015, OBSERVED AVERAGE TEMPERATURES
2016, OBSERVED AVERAGE TEMPERATURES
30
28
26
24
22
20
18
16
14
12
10
8
(°C)

Figure 5 – Average temperatures observed to the Brazilian states

Source: INMET, 2016

Considering the previous sections (2.4 e 2.5) it can be concluded that Rondônia is characterized by: (i) a high index of electric discharges, which can cause frequent power if the protection of the grounding and lightning rod systems is inadquate; and (ii) a high rainfall index, which together with (iii) the lack of paving of the vast majority the highways, and (iv) the high percentage of the population living in rural areas, may make the transportation of emergency services teams difficult thus increasing the time of service to outages and consequently lowering the DEC and FEC quality indicators of the supplier.

2.6. Geoelectric Characteristics

The State of Rondônia is served by the National Interconnected System (SIN) through the Vilhena substation, which is the property of Eletronorte. Transmission lines spread from this substation supplying a great part of the State of Rondônia. Nevertheless, there are isolated locations in the State, especially in West, served by diesel oil-powered Thermoelectric Plants (UTE).

This chapter will address the interconnectedness level to SIN in the State of Rondônia, as well as characteristics of the distribution systems of High (AT), Medium (MT), and Low (BT) Voltage.

i. Level of Connectedness to SIN

The transmission system in Brazil has importance and a role that exceeds the classic function of "only" taking energy from the generating centers to the consumption centers. Due to the characteristics of the Brazilian electric system, notedly its hydraulic base, and the large territorial extension of the country, the transmission system in Brazil also works as a "virtual source of energy", that is, it is operated in a way that allows diverse uses between the sub-systems (North, Northeast, Mid-West/Southeast, and South).

The isolated systems are located virtually totally in the North Region of the country. Today, they represent a little more than 2% of the total consumption of electricity in Brazil [5]. The supply of electric power in the isolated systems of the North region essentially consists of hydroelectric plants - without reservoirs - and thermal plants - 80% of the installed capacity of generation of diesel oil-powered thermoelectric plants, according to data from the Ministry of Mines and Energy [5].

The non-interconnectedness of the isolated systems implies a high cost of operation and maintenance of such generating plants, since generating power based on fossil fuels is notoriously more expensive than from a water source, as observed in Graph 3 (comparison with the year 2011).

Graph 3 – Competitiveness of generation sources

Diesel
Fuel Oil
Natural Gas
Nuclear
Mineral Coal
Biomass
Wind Energy
Hydroeletric
0
100
200
300
400
500
600
700
800

Source: MME/SPE and Market data, 2011.

Figure 6 illustrates the situation as of June, 2016 of the level of interconnection - current and future - of the national transmission lines. It is observed that the state of Rondônia is connected to SIN since 2009, by Jauru-Vilhena-Samuel line. However, it also relies on isolated consuming sets, especially in the extreme West of the State, as will be detailed in the following section.

Legend
Existing
Future
Complex
138 kV
230 kV
345 kV
440 kV
500 kV
750 kV
±600 kV cc
±800 kV cc
A Paraná
B Paranapanema
C Grande
D Paranaíba
E Paulo Afonso
Number of existing circuits

Figure 6 – National Interconnected System

Source: ONS, 2016

ii. Standards of AT/MT/BT networks

The High Voltage Distribution System is served by a single point of supply, from Jauru (Mato Grosso), which arrives in Vilhena substation (property of Eletronorte), located in Vilhena regional, through a 230-kV transmission line. This line composes the transmission system of the State (basic network), solely radial, and that extends up to Samuel UHE, in Porto Velho, with 655 km of extension.

In addition to the city of Vilhena, in the countryside of the state, there are six more connection points with the Basic Network, organized in regions, which provide the supply for the other cities of the state. Figure 7 presents the regions based on their connection points to the basic network.

REGIONAL
PORTO VELHO
REGIONAL
JARU
REGIONAL
ARIQUEMES
REGIONAL
ABUNÃ
REGIONAL
JI-PARANÁ
REGIONAL
P. BUENO
REGIONAL
VILHENA

Source: Eletrobras Rondônia, 2016.

The Vilhena region, as previously mentioned, is supplied by SE Vilhena 230/69 kV, where three 69-kV lines emanate, connecting Vilhena SEs (of Eletronorte) to SEs of Ceron Vilhena, Colorado, and PCH Cachoeira [6].

Pimenta Bueno region is served by SE P. Bueno 230/138 kV, from which 138-kV lines serve the locations of Pimenta Bueno and Espigão D'Oeste. But Ji-Paraná region is supplied by SE Ji-Paraná ELN with the ratio 230/69 kV serving the locations connected to Ji-Paraná and Ouro Preto, and the ratio 230/138 kV serving the cities of Rolim de Moura and Cacoal [6].

Jaru, Ariquemes, and Abunã regions are served, respectively, by SE Jaru 230/69kV, SE Ariquemes 230/69 kV, and SE Abunã 230/138 kV (both of Eletronorte). Finally, Porto Velho region is supplied by the connection to the basic network by SE Porto Velho 230/69 kV, from which lines of 69 kV and 230 kV connect several other SEs and thermal and hydroelectric plants [6].

Figure 8 presents the current conFiguretion of AT and MT system in Rondônia.

SUBTITLE

Source: Eletrobras Rondônia, 2016.

The Medium and Low Voltage Distribution network of Rondônia has characteristics that change according to the region of the state. There are more than 46 thousand kilometers of networks in MT (13.8 kV and 34.5 kV) with around 6 thousand kilometers of BT networks (220/127 V) [7].

In the metropolitan region of Porto Velho, the medium voltage networks, composed of 57 power supplies, are characterized by high loads. This fact makes it difficult to transfer loads between suppliers. Moreover, the interconnection between power supplies occurs in a provisional or inadequate manner to serve contingencies, leading to a lack of reliability.

In the countryside of the state, the medium-voltage networks are characterized by long distances due to the large territorial extension of the state and to the expressive dispersion of load. Some circuits at 13.8 kV have distances over 80 km of length.

The West and extreme North of the state contain communities served by Isolated Systems (SI), composed of diesel-powered Thermoelectric Plants (UTE) of different capacities. Demarcação, Maici, Calama, Santa Catarina, Nazaré, São Carlos, and Rolim de Moura do Guaporé are some examples. In general, the access to such communities is precarious, many times only accessible by river.

3. Market and Consumption Unit Forecasts

The sections below present: (a) a history of the market and consumption units, with information subdivided as per voltage level and class of consumption; (b) market forecast methodology per class of consumption, as well as auxiliary data and variables used in the forecasts; (c) Results of market forecasts until 2048; (d) consumption units forecast methodology; and (e) results of the UC's forecasts until 2048.

3.1. Market and Consumption Units (UC) History

In Table 4 we have analyzed the evolution of the number of consumption units ("NCU") of the company from 2013 to 2016, as well as the variation rates in the entire period – variation of 2016 in relation to 2013 – and geometric – Compound Annual Growth Rate (CAGR)[10].

	NUC per Voltage Level				Variation Rate	
Voltage / Year	2013	2014	2015	2016	Period (2013/2016)	Geometric p.a.
A3	-	9	2	2	-	-
A3a	27	27	26	26	-4%	-1%
A4	1,978	2,053	2,146	2,177	10%	3%
BT	562,308	573,252	587,033	602,673	7%	2%
TOTAL	564,313	575,341	589,207	604,878	7%	2%

Source: Periodical Tariff Review (RTP) 2013 and Tariff Adjustment Indexes (IRT) from 2014 to 2016 of the Company. In general, NUC refers to October, except for 2015 and 2016, when the reference months are August and July, respectively.

The High Voltage subgroup (A3) presented a reduction trajectory between 2014 and 2015 with reduction of 7 consumers[11]. The MV and LV subgroups presented modest annual growth (3% and 2%, respectively).

Table 5 demonstrates the evolution of the invoiced market (MWh) per voltage level, in addition to the two growth rates: period and geometric. The information about the market are also presented in accordance with the types: (i) Supply – captive consumers of the Distributor; (ii) Supply – Distributor supplying another Distributor; (iii) Other Free – free consumers of the Distributor; and (iv) Distribution.

[10] CAGR – *Compound Annual Growth Rate*

[11] The growth rates for subgroup A3 were not calculated due to the fact that there are no values for 2013, which makes the calculation of the period and the geometric rates impossible.

Table 5 – Market Evolution per Voltage Level

	Market per Voltage Level (MWh)				Variation Rate	
Voltage / Year	2013	2014	2015	2016	Period (2013/2016)	Geometric p.a.
SUPPLY CAP.	2,778,835	3,001,913	2,966,892	2,900,694	4%	1%
A3	62,324	94,137	39,860	23,268	-63%	-28%
A3a	36,037	40,917	34,501	29,165	-19%	-7%
A4	756,062	828,510	812,491	789,327	4%	1%
BT	1,924,412	2,038,350	2,080,041	2,058,933	7%	2%
LOW INCOME	139,289	148,569	127,303	107,048	-23%	-8%
SUPPLY DIST.	-	-	-	-	-	-
OTHER FREE	-	35,535	31,472	22,999	-	-
DISTRIBUTION	-	-	-	-	-	-
TOTAL	2,778,835	3,037,448	2,998,364	2,923,693	5%	2%

Source: ANEEL, tariff operations homologated between 2013 and 2016, processed in November of each year. The market data refers to the 12-month period, accounted until the month before IRT/RTP. The Low Income market is accounted in the LV market.

In general terms, relative stability of the market can be notes, which presented growth trends between 2013 and 2014 and decrease in 2015 and 2016. It can be verified that the HV consumption market was the one to present higher decrease. The MV market presented slight increase in subgroup A4 (1% p.a.) and decrease in level A3a (-7% p.a.); the LV market presented average growth of only 2% p.a.

Table **6** contains the evolutions of the mid-market per voltage level, in addition to the two growth rates: period and geometric. Mid-market means the average consumption value of a customer in accordance with the voltage of service. This table is interesting, because it allows concluding that actually, the average market per user has decreased at all voltage levels, except for HV, where there was 11% increase in the period between 2014 and 2016. The average reduction is more drastic in MV (16% decrease in the period between 2013 and 2016).

Table 6 – Mid-Market Evolution per Voltage Level

	Average Market per UC per Voltage Level (MWh)				Variation Rate	
Voltage / Year	2013	2014	2015	2016	Period (2013/2016)	Geometric p.a.
A3	-	872	1,661	969	-	-
A3a	111	126	111	93	-16%	-6%
A4	32	34	32	30	-5%	-2%
BT	0.29	0.30	0.30	0.28	0%	0%
TOTAL	0.41	0.44	0.42	0.40	-2%	-1%

Source: RTP 2013 and IRTs from 2014 to 2016 of the Company. The market data refers to the 12-month period, accounted until the month before RTP.

The information about average monthly consumption per client can also be disposed per class (ranking of the users according to the final destination of the power), as provided in Table 7. The Public Service class, followed by Industrial, were the ones to suffer highest decrease of the average consumption in the analyzed period, namely, 8% and 3%, respectively. Commercial and Public Power classes maintained their average consumption virtually constant in the analyzed period (increase by 1% p.a. And 2% p.a.). It shall be pointed out that the Other Classes presented higher increase in the consumption rate, with growth of 9% p.a. And 31% in the period.

	Monthly Average Consumption per Class (kWh)				Variation Rate	
Class / Year	2013	2014	2015	2016	Period (2013/2016)	Geometric p.a.
Residential	226	233	230	221	-2%	-1%
Industrial	19,448	24,760	20,820	18,945	-3%	-1%
Commercial	1,295	1,353	1,364	1,336	3%	1%
Rural	185	199	209	210	14%	4%
Public Lighting	41,098	42,623	39,267	40,256	-2%	-1%
Public Entity	3,716	3,777	3,929	3,979	7%	2%
Public Service	19,012	18,875	18,139	17,401	-8%	-3%
Other	2,679	2,954	4,292	3,511	31%	9%
TOTAL	410	440	424	403	-2%	-1%

Source: RTP 2013 and IRTs from 2014 to 2016 of the Company.
Remark: There might be divergence in relation to the total mean presented in Table 6, which uses the market accumulated in 12 months, while here, the data reflects the reference month of extraction of the number of consumption units (normally, one or two months before IRT/RTP).

3.2. Market Forecast Methodology

In order to subsidize the several tariff calculations and the economic-financial cash flow, market forecasts are necessary, separated by: (i) class of consumption (Residential, Commercial, Industrial, Rural, Public Service, Public Lighting, Public Service, Own Consumption); (ii) voltage level (High Voltage - A1, A2 and A3 -, Mid Voltage - A3a and A4 – and Low Voltage - LV -); and (iii) type of consumer (free and captive).

Regarding the market forecast per class of consumption, the main time series methodologies used for the forecasts are known with *Box & Jenkins* (BOX; JENKINS, 1976) and the methods of exponential smoothening, especially the State Space models (HYNDMAN, et al. 2002). These methodologies allow the forecasting of future values of series based on present and past values, using univariate and multivariate. Univariate series are based on the very own structure of the historical series, and the multivariate series allow using auxiliary variables, which have association with the modeled historical series. In addition to these more consecrated methodologies, another possibility are the Dynamic Models, which consist of the multiple regression models estimated from the Ordinary Least Squares (OLS). **Appendix B** contains a brief explanation of each methodology mentioned and used for the Ceron market forecast.

Software R (version 3.2.3) and EViews 8 were used for the modeling. For the case of software R, specific packages have been used: Forecast v8.0 (HYDMAN, et al. 2017) for models Box & Jenkins, ETS and Dynamic Models; and Dyn v0.2-9 (GRONTHENDIECK, 2012), dynlm v0.3-3 (ZEILEIS, 2014) for Dynamic models. For the Dynamic models, software EViews has also been used.

For the analysis of the adequateness of the estimated models, transformations have been used to the historical series. Transformations are applied with the purpose of stabilizing the variation of the temporal series and to obtain the distribution the closest to the normal. For that, it is possible to apply a series of mathematical transformations, such as logarithm, power, and inverted transformations. A methodology that embraces these transformations, that may be automatically implemented to software R and Eviews, is called Box Cox. The Box Cox transformation consists of finding an optimal λ that is close to the distribution of yt of the normal distribution.

Equation 1 - Box Cox Transformation

$$y_t(\lambda) = \begin{cases} \frac{{y_t}^{\lambda} - 1}{\lambda}, & if\ \lambda \neq 0 \\ ln(y_t), & if\ \lambda = 0 \end{cases}$$

The Box Cox transformation was used in all forecast models, which implies that the coefficients of the forecast models have no analytical sense, due to the change of scale in the historical series and, therefore, cannot be directly interpreted as elasticities.

In addition, tests were used in the analysis of the residues for the verification of presuppositions of non-correlated residues, homoscedasticity, and normality; as well as models for untying models. The untying of models was made from the criteria of information that in both cases seeks the smallest value possible:

- AIC (Akaike Information Criterion) and BIC (Bayesian Information Criterion), both based on the average square of residues.
- MAPE (Median Absolute Percentage Error), which consists of evaluating the forecast error.

In this regard, the objective was that of finding forecast models that were suitable for the conduction of long term forecasts, conciliating the observance of presuppositions and using good rates in the information criteria. Since it regards to markets with very specific particularities, in some cases it was necessary to use auxiliary variables that presented association with the historical series from a degree of reliability of 75%, being selected as significant those obtaining p-value below 25% of significance. In most part of the approved models, the p-values were around 5 or 10%. Only in specific cases the p-value of 25% was used. The p-value is not the only criterion adopted for the approval of the models, considering that other tests (residue analyses and information criteria) were applied to each model. Not necessary a value of significance greater than 0.05 or 0.1 is a factor of elimination of the estimated model. There is not a consensus in the specialized literature of the p-value threshold value, the most important being understanding the problem in screen and the theoretical justification [13].

For the case of autoregressive components, moving averages, and trend averages, the models with the best information criteria and that resulted in models with proper residues were selected. The choice of a more appropriate methodology was performed in the following order: Box & Jenkins, ETS and Dynamic Models. The models in which the coefficient signals of the auxiliary variables followed the economic logics were also selected. Therefore, the approach used allows for choosing the best model among a wide range of options and the selection of relevant auxiliary variables. For the 6 companies designated, this approach was applied to each one of the eight consumption classes, which facilities the treatment of specificities of each one of the series to be forecasted. **Appendix C** shows the consistency tests performed to each selected model. **Appendix D** presents models that have also been tested and not selected for they violate modeling criteria.

The market forecast per voltage level took into account the evolution of the participation in the voltage levels of the overall market since 2012, according to information provided by the concessionaires. From the analysis of the behavior of these participations, it was possible to build an evolution curve, based on linear extrapolation, generating the market forecasts for each level of voltage (High, Medium, and Low). The evolution of the participation of each voltage level is presented in Graph 4.

80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Jan/10
May/11
Sep/12
Jan/14
May/15
Sep/16
Jan/18
May/19
Sep/20
Jan/22
May/23
Sep/24
Jan/26
May/27
Sep/28
Jan/30
May/31
Sep/32
Jan/34
May/35
Sep/36
Jan/38
May/39
Sep/40
Jan/42
May/43
Sep/44
Jan/46
May/47
Sep/48
AT
MT
BT

Source: Own elaboration

Finally, the information about the consumption volume on the free market were obtained from the SPARTA worksheets for tariff adjustment in 2016. The annual data was broken down into months based on the seasonality of the high and medium voltage market and its forecast followed the average growth forecasted for the high and medium voltage market of Ceron directly.

Auxiliary Data and Variables

The models may be different in each class of consumption, depending on the Distributor. After several tests, the auxiliary variables used in the models per consumption classes are presented below. The adjustments of the models followed the hierarchical logics, prioritizing variables showing first in column "Tested" of Table 8.

	VARIABLES	
Class	Tested	Used
Residential	Population or Residential UC	Population
Industrial	GDP and Employment	Employment
Commercial	GDP	GDP
Rural	GDP and Rural Population	GDP
Public Entity	Population and/or GDP	Population
Public Lighting	Univariate	-
Public Service	Population	Population
Self Consumption	Univariate	-

Source: Own Elaboration.

In addition to the correlated variables (auxiliary), due to the strong volatility of several series, dummy variables have been used to capture momentary changes or structural breaks[12] in the historical series.

The data of **Population Total** were obtained from the Brazilian Institute for Geography and Statistics ("IBGE"). IBGE provides the forecasted monthly population of the State until 2030. After this period, the growth rate month by month was used for the forecast in each Federative Unit, until 2048. The monthly growth rates were constant from 2030 to 2048 and corresponded to: Rondônia 0.05%, Acre 0.08%, Amazonas 0.07%, Boa Vista 0.10%; Piauí 0.01% and Alagoas 0.02%.

The forecast of the monthly population for the Federal Units, carried out by IBGE, was obtained from the Method of Demographic Components, which incorporates information on the dynamics of demographic growth (mortality, fecundity, and migration). The monthly estimation is obtained by using a third-degree polynomial from the annual population forecasted by the Method of Demographic Components[13].

In the case of the historical series of Rural Population, its forecast was made from the series of Total Population. The market share (%) of the total population for transformation into rural population was made based on information of the National Household Sample Survey – PNAD

[12] Structural breaks means dispersions and/or atypical inclinations to the data of the historical series.
[13] For more information, access <http://www.ibge.gov.br/apps/populacao/projecao/notatecnica.html> date of access: June 2, 2017.

(2000\2015) and Demographic Censuses (2000 and 2010), with decennial forecast until 2050 and linear interpolation between the annual periods.

The forecast of the historical series of **Consumption Units** was made based on the State space model (ETS) that captures the error, trend, and seasonality. This, the forecast is univariate, based on the structure of the very own data series. The data have been obtained by the Distributors.

In the case of **Total GDP**, we have used the monthly series of the national GDP, provided by the Banco Central (BCB-Depec), at current values, including the period from January/2003 to December/2017. The series was transformed into real values of 2000, based on the GDP's implicit deflator, of the same, prior source. The series was forecasted until 2020, based on the GDP growth rate per year, available in the Central Bank of Brazil's Market Expectations System, on March 3, 2017. After this year, a constant GDP growth rate of 3% p.a. was used, following the long term forecasts of Banco BRADESCO until Dec/2048. This decision was made because BRADESCO presented a greater forecasting horizon than that of the Central Bank of Brazil.

The growth of the forecasted GDP indicates a recovery of Brazilian economy from 2017, with an expansion above 2% p.a. already in 2018. After 2021, the country will enter a phase of sustained growth at a moderate rate of 3% p.a. If compared to forecasts of the Brazilian GDP, the forecasted scenario is that of moderate bias. In the long term, it considers an expansion smaller than that brought in the Decennial Energy Plan (BRAZIL, 2015), disclosed by the Energetic Planning Company ("Empresa de Planejamento Energético"), indicating growth of 4.5% p.a. in the period from 2019 to 2024, while our scenario indicates an evolution of 2.8% p.a. In the short terms, the scenario is more optimistic than the World Bank estimates, which forecast a slower recovery, with GDP having growth below 2% p.a. in 2018.

Figure 9 illustrates the GDP growth forecasts (% p.a.) from the external sources mentioned above.

Used:

2015	2016	2017	2018	2019	2020
-3.8	-3.5	0.5	2.3	2.5	2.5

Source: FOCUS. BACEN. Date March 3 2017 Estimate

2015	2016	2017	2018	2019	2020	2021	2022	2023
-3.8	-3.6	0.3	2.5	3.0	3.0	3.0	3.0	3.0

Source: BRADESCO. Date April 12 2017.

Other Sources:

2015-2019	2019-2024	2015-2024
1.8	4.5	3.2

Source: Decennial Power Plan - PDE.
EPE. date April 13 20172017.

2014	2015	2016	2017	2018	2019
0.5	-3.8	-3.4	0.5	1.8	2.2

Source: World Bank. Date April 13 2017.

Source: BACEN, BRADESCO, PDE and World Bank.

To obtain the **Total GDP** for the Federative Units, the market share of the Total GDP of the Federative Unit in relation to the Total GDP of the country. Since this value is annual, the same value from January to December of the respective year has been applied. As of

January/2015, the market share of the Federative Unit’s GDP was forecasted using the trend of past values, in the periods with greater potential growth of the market share, and the values were kept as constant market share as of January/2030, converging with the growth of the national GDP. Such forecast of the market share in the forecast of the total monthly GDP was applied at real values of 2000, obtaining the effective monthly total GDP for the Federative Units used.

     Table 9 presents the market share of each State GDP between 2002 and 2014. In all States forming one of the areas of concession of the 6 companies, except for Alagoas, there is an increase of its economic relevance in a period of 12 years. This context results from a gradual, non-uniform trend of deconcentration of the economic activities of the South and Southeast regions to the other regions of Brazil. This trend occurs due to several reasons, such as, for instance: dislocation from the modern and exporting agricultural front to the States of Northeast and North regions, faster growth of the population in these States, expansion of the service services (especially tourism), increase to the weight of the traditional industry – seeking more competitive costs – and the commercial segment – which follows the general trend of the regional economy –, among others.

Table 9 – State GDP share in Brazil’s GDP (%)

UF	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	(2002-2014)
Brazil	100	100	100	100	100	100	100	100	100	100	100	100	100	-
Rondonia	0.5	0.55	0.56	0.58	0.54	0.53	0.56	0.59	0.62	0.63	0.63	0.58	0.59	0.09
Acre	0.2	0.2	0.19	0.2	0.19	0.2	0.21	0.22	0.21	0.2	0.21	0.22	0.23	0.03
Amazonas	1.48	1.51	1.59	1.57	1.66	1.6	1.55	1.52	1.57	1.62	1.5	1.56	15	0.02
Roraima	0.16	0.15	0.14	0.15	0.16	0.15	0.16	0.17	0.17	0.17	0.16	0.17	0.17	0.01
Para	1.78	1.76	1.9	1.87	1.91	1.91	1.96	1.85	2.13	2.26	2.22	2.27	2.16	0.38
Amapa	0.21	0.2	0.2	0.2	0.22	0.22	0.22	0.22	0.21	0.22	0.23	0.24	0.23	0.02
Tocantins	0.36	0.38	0.37	0.36	0.36	0.37	0.39	0.41	0.42	0.42	0.43	0.45	0.45	0.09
Maranhao	1.07	1.14	1.13	1.16	1.23	1.13	1.22	1.23	1.19	1.19	1.26	1.27	1.33	0.26
Piauf	0.48	0.49	0.48	0.49	0.55	0.5	0.52	0.57	0.57	0.59	0.59	0.59	0.65	0.17
Ceara	1.93	1.9	1.88	1.89	1.93	1.87	1.94	2.02	2.04	2.05	2.01	2.05	2.18	0.25
Rio Grande do Norte	0.91	0.87	0.88	0.92	0.95	0.97	0.93	0.93	0.93	0.94	0.96	0.97	0.93	0.02
Para fb a	0.86	0.86	0.8	0.81	0.86	0.84	0.86	0.91	0.86	0.85	0.88	0.87	0.92	0.06
Pernambuco	2.42	2.26	2.3	2.31	2.3	2.3	2.26	2.39	2.5	2.52	2.66	2.65	2.68	0.26
Alagoas	0.77	0.73	0.72	0.71	0.72	0.73	0.72	0.73	0.7	0.72	0.72	0.7	0.71	-0.06
Sergipe	0.69	0.68	0.68	0.66	0.68	0.67	0.69	0.65	0.68	0.67	0.68	0.66	0 05	-0.04
Bahia	3.95	3.91	3.98	4.07	3.96	4.02	3.91	4.14	3.97	3.81	3.79	3.84	3.87	-0.08
Minas Gerais	8.33	8.39	8.78	8.68	8.83	8.84	8.96	8.62	9.04	9.14	9.19	9.15	8.94	0.61
Espirito Santo	1.82	1.83	2.03	2.17	2.22	2.23	2.32	2.08	2.2	2.42	2.43	2.2	2.23	0.41
Rio de Janeiro	12.38	11.8	12.32	12.43	12.44	11.9	12.16	11.75	11.58	11.72	11.94	11.78	11.61	-0.77
Sao Paulo	34.85	34.43	33.35	34.23	34.22	34.4	33.52	33.82	33.32	32.83	32.38	32.17	32.15	-2.7
Parana	5.93	6.41	6.31	5.87	5.71	6.07	5.97	5.9	5.8	5.88	5.93	6.25	6.02	0.09
Santa Catarina	3.66	3.73	3.76	3.76	3.78	3.81	3.91	3.87	3.96	3.98	3.98	4.02	4.2	0.54
Rio Grande do Sul	6.64	6.95	6.7	6.28	6.13	6.18	6.12	6.13	6.21	6.06	5.97	6.23	6.19	-0.45
Mato Grosso do Sul	1.1	1.27	1.19	1.09	1.11	1.11	1.16	1.19	1.22	1.26	1.29	1.3	1.37	0.27
Mato Grosso	1.29	1.55	1.71	1.58	1.27	1.4	1.58	1.58	1.46	1.58	1.65	1.67	1.75	0.46
Goias	2.59	2.65	2.61	2.48	2.55	2.63	2.65	2.79	2.75	2.77	2.88	2.84	2.86	0.27
Distrito Federal	3.62	3.4	3.43	3.49	_ 3.51	3.43	3.55	3.73	3.71	3.53	3.41	3.3	3.42	-0.2
Source: IBGE

     Considering the long term time window of our forecasts, we assume that this trend of deconcentration of the economic activity will be maintained in the following years to all analyzed States. Thus, we have forecasted, from the historical series, a gradual expansion of the GDP share of these States until 2030. The GDP growth of each States grows more than the national average in this phase of convergence and will subsequently accompany the median expansion of the

PwC | Loeser e Portela Advogados | Siglasul

Prepared for BNDES

31

national economy. This behavior of the State economy growth is consistent with the historical trends and still carried a moderate bias when allowing a smoothening of the expansion in the last decade of the analyzed period. See the forecast results in Graph 5 and Table 10.

RONDÔNIA
participation (%)
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030\2048
Year

Source: Own elaboration

Table 10 – Average GDP growth rates (%)

Average GDP Growth (%)	2010-16	2017	2018	2019	2020-22	2023-27	2028-32	2033-37	2038-42	2043-47
Brazil	**1.4%**	**0.5%**	**2.3%**	**2.5%**	**2.8%**	**3.0%**	**3.0%**	**3.0%**	**3.0%**	**3.0%**
Acre	3.0%	4.1%	5.9%	5.9%	6.1%	5.9%	4.3%	3.0%	3.0%	3.0%
Alagoas	1.9%	1.0%	2.8%	3.0%	3.3%	3.5%	3.2%	3.0%	3.0%	3.0%
Amazonas	4.3%	2.9%	4.7%	4.9%	5.1%	5.1%	4.0%	3.0%	3.0%	3.0%
Piauí	3.4%	2.5%	4.3%	4.4%	4.7%	4.7%	3.8%	3.0%	3.0%	3.0%
Rondônia	3.6%	2.3%	4.1%	4.3%	4.5%	4.6%	3.7%	3.0%	3.0%	3.0%
Roraima	3.8%	2.9%	4.7%	4.8%	5.1%	5.0%	3.9%	3.0%	3.0%	3.0%

Notes: The GDP convergence occurred in 2030 to the Federative Units, with the last forecast of BRADESCO being kept to the national scenario.
Source: Own elaboration.

Finally, the auxiliary variable "Formal Jobs Generated" presents the number of formal employees in the State. It is built based on the data of the Annual Statement of Social Information ("*Relação Anual de Informações Sociais* – RAIS") of the Ministry of Labor and Social Security ("*Ministério do Trabalho e Previdência Social* - MTE"). The information is *monthlized* from the net, monthly operation of occupied (hiring - dismissals) available in the General Directory of Active and Retired Employees ("*Cadastro Geral de Empregados e Desempregados* – CAGED") of the MTE. The forecast was obtained from the linear extrapolation with the State GDP, with the purpose of reflecting the economic performance of the region and its direct effect to the labor market.

3.3. Market Forecast Results

Chart 2 presents the results of the forecast for the Residential class of Ceron. The selected model for the conduction of forecasts – and proven as the most robust -, was that based on the Box & Jenking methodology, with Population and seasonality as the auxiliary variable, using the observed series of consumption from January 2013 to January 2016. From the estimated forecasts, Residential consumptions grows at an average of 2.01% p.a. between 2017 and 2048.

Auxiliary Variable
Box & Jenkins
variables
Coefficient
p-value
(Constant
0.9997
<0.001
AR (1)
0.5976
<0.001
SAR (1)
0.4849
<0.001
Ln (Population)
0.0000
0.139
MAPE: 3.12%
Forecast
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
MWh
2013 2014 2016 2017 2019 2020 2022 2023 2025 2026 2028 2029 2031 2032 2034 2035 2037 2038 2040 2041 2043 2044 2046 2047
year

Source: Own elaboration, based on the data provided by Ceron.

Chart 3 presents the results of the forecast for the Industrial class of Ceron. The selected model for the conduction of forecasts – and proven as the most robust -, uses the Dynamic Model, with the Number of Formal Employees as auxiliary variables, in addition to seasonality component, using the observed series of consumption from January 2012 to January 2017. From the estimated forecasts, the Industrial consumption grows at an average of 3.04 p.a. between 2017 and 2048.

Auxiliary Variable
Ano
Dynamic Model
R²=0.56
Forecast
MWh
Year

Variables	Coefficient	p-value
Constant	-23,4976	0,070
ln(Emprego)	2,6599	0,010
Saz(1)	-0,2083	0,050
Saz(2)	-0,1626	0,028
Saz(3)	-0,0711	0,497
Saz(4)	-0,1229	0,137
Saz(5)	-0,0907	0,387
Saz(6)	-0,1180	0,167
Saz(7)	-0,0638	0,542
Saz(8)	-0,1192	0,144
Saz(9)	-0,0708	0,500
Saz(10)	-0,0443	0,504
Saz(11)	-0,0679	0,579
AR (2)	0,5645	<0,001

Source: Own elaboration, based on the data provided by Ceron.

Chart 4 presents the results of the forecast for the Commercial class of Ceron. The selected model for the conduction of the forecasts – and proven as the most robust –, was based on the Box & Jenkins methodology, with the State GDP as auxiliary variable, using the observed series of consumption from January 2012 to January 2017. Based on the estimated forecasts, the Commercial consumption grows at an average of 1.89% p.a. between 2017 and 2048.

Box & Jenkins
MAPE: 3,90%
PREVISÃO
MWh
Ano

Variáveis	Coeficiente	p-valor
Constante	-34330,9188	<0,001
AR(1)	0,3632	0,003
ln(PIB)	6659,9148	<0,001

Source: Own elaboration, based on the data provided by Ceron.

Chart 5 presents the results of the forecast for the Rural class of Ceron. The selected model for the conduction of the forecasts – and proven as the most robust –, was based on the Box & Jenkins methodology, with the State GDP as auxiliary variable and instantaneous dummy in August 2012, using the observed series of consumption from January 2012 to January 2017. Based on the estimated forecasts, the Rural consumption grows at an average of 1.63% p.a. between 2017 and 2048.

Auxiliary Variable
Box & Jenkins
Variable
coefficient
P-value
Dummy moment (aug/12)
92897313.68
<0.001
Ln (PIB)
202499579.7
0.004
MAPE:
2.15%
Forecast
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
MWh
Year

Source: Own elaboration, based on the data provided by Ceron.

Chart 6 presents the results of the forecast for the Public Power class of Ceron. The selected model for the conduction of the forecasts – and proven as the most robust –, was based on the Box & Jenkins methodology, with the Population as auxiliary variable, using the observed series of consumption from January 2012 to January 2017. It shall be pointed out that the seasonal pattern of the forecast is pursuant to the seasonal difference (integrated seasonal model). Based on the estimated forecasts, the consumption of the Public Service grows at an average of 1.42% p.a. between 2017 and 2048.

Auxiliary Variable
Box & Jenkins
Variable
Coefficient
P- Value
Ln(Population)
2,394,2314
0.011
MAPE:5.85%
Forecast
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
MWh
Year

Source: Own elaboration, based on the data provided by Ceron.

Chart 7 presents the results of the forecast for the Public Lighting class of Ceron. The selected model for the conduction of the forecasts – and proven as the most robust –, was based on the Box & Jenkins methodology, considering seasonality, using the observed series of consumption from January 2013 to January 2017. It shall be pointed out that outliers were softened in the observed series. Based on the estimated forecasts, the consumption of Public Lighting grows at an average of 1.65% p.a. between 2017 and 2048.

Box & Jenkins
Variable
Coefficient
p-value
SAR (1)
-0.5375
0.001
MAPE: 2.89%
Forecast
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
MWh
2013
2014
2016
2017
2019
2020
2022
2023
2025
2026
2028
2029
2031
2032
2034
2035
2037
2038
2040
2041
2043
2044
2046
2047
Year

Source: Own elaboration, based on the data provided by Ceron.

Chart 8 presents the results of the forecast for the Public Service class of Ceron. The selected model for the conduction of the forecasts – and proven as the most robust –, was based on the Box & Jenkins methodology, with the Population as auxiliary variable, using the observed series of consumption from January 2013 to January 2017. Based on the estimated forecasts, the consumption of Public Service grows at an average of 0.66% p.a. between 2017 and 2048.

Auxiliary Variable
Box & Jenkins
Variable
Coefficient
p-value
Constant
-306,780,731,5685
0.103
Ln(Population)
21,924,207,5640
0.094
MAPE: 0.70%
Forecast
6,000
5,000
4,000
3,000
2,000
1,000
0
MWh
Year

Source: Own elaboration, based on the data provided by Ceron.

Chart 9 presents the results of the forecast for the Own Consumption class of Ceron. The selected model for the conduction of forecasts – and proven as the most robust -, uses the Box & Jenkins methodology, with structural break as of September 2015 and seasonality, using the observed series of consumption from January 2012 to January 2017. Based on the estimated forecasts, Own Consumption grows at an average of 0.19% p.a. between 2017 and 2048.

Box & Jenkins
Variable
Coefficient
p-value
SMA (1)
-0.9996
<0.001
Structural break dummy (set/15)
0.0011
<0.001
MAPE: 12.32%
FORECAST
MWh
1.600
1.400
1.200
1.000
800
600
400
200
0
2012
2013
2015
2016
2018
2019
2021
2022
2024
2025
2027
2028
2030
2031
2033
2034
2036
2037
2039
2040
2042
2043
2045
2046
2048
Year

Source: Own elaboration, based on the data provided by Ceron.

Table 11 presents the forecasted market per class of consumption discretized at every ten years between 2016 and 2046. The consumption in MWh per class is presented through its percentage share in relation to the total consumption and percentage growth between decennial periods. Graph 6 and Graph 7 illustrate the forecasted market behavior per class of consumption.

CLASS	MWh				Representativeness				Average growth Yearly		
	2016	2026	2036	2046	2016	2026	2036	2046	2017/2026	2027/2036	2037/2046
Residential	1,151,498	1,430,504	1,701,015	2,077,271	39.86%	38.58%	38.33%	39.26%	2.19%	1.75%	2.02%
Industrial	388,944	566,109	737,639	961,142	13.46%	15.27%	16.62%	18.16%	3.84%	2.68%	2.68%
Commercial	627,581	820,260	977,302	1,114,441	21.72%	22.12%	22.02%	21.06%	2.71%	1.77%	1.32%
Rural	311,150	394,600	458,691	511,961	10.77%	10.64%	10.33%	9.68%	2.40%	1.52%	1.10%
Public Entity	220,113	267,561	302,901	337,967	7.62%	7.22%	6.82%	6.39%	1.97%	1.25%	1.10%
Public Lighting	133,664	167,923	196,108	220,721	4.63%	4.53%	4.42%	4.17%	2.31%	1.56%	1.19%
Public Service	50,598	55,595	58,908	61,916	1.75%	1.50%	1.33%	1.17%	0.95%	0.58%	0.50%
Self	5,467	5,790	5,790	5,790	0.19%	0.16%	0.13%	0.11%	0.60%	0.00%	0.00%
Total	2,889,015	3,708,341	4,438,355	5,291,209	100.00%	100.00%	100.00%	100.00%	2.53%	1.81%	1.77%

Source: Own elaboration.

2,500,000
2000,000
1,500,000
1,000,000
500,000
0
MWh
1151498
1430504
1701015
2077271
388944
566109
737639
961142
627581
820260
977302
1114441
311150
394600
458691
511961
220113
267561
302901
337967
133664
167923
196108
220721
50598
55595
58908
61916
5467
5790
5790
5790
Residential
Industry
Business
Rural
Public Entity
Public Light.
Public Service
Self
2016
2026
2036
2046

Source: Own elaboration.

2,500,000
2,000,000
1,500,000
MWh
100,000
500,000
0
2016
2026
2036
2046
Residential
Industry
Business
Rural
Public Entity
Public Light
Public Service
self

Source: Own elaboration.

3.4. Consumption Unit Forecast Methodology

Due to the differentiated behavior of the growth of the historical series of residential consumption units and other Consumption Units (UC's), both series will be forecasted separately and then combined, forming the series of Total UC's. Figure 10 illustrates the employed methodologies.

Projection based in the homes evolution
Total UCs
=
Residential UCs
+
Other UCs
Projection based in average consumption

Source: Own elaboration.

i. Forecast of Residential Consumption Units

The construction of the domiciliary historical series ($domic_t$) was initially performed for the forecasting of Residential Consumption Units, with data of the National Household Sample Survey – PNAD (IBGE). The annual series corresponds to years 2012 to 2015 (except the 2010 census year). The monthly series was obtained from the linear interpolation between the years. The historical series of domiciliary density ($dens\_domic_t$) consists of the quotient between the domiciliary series and monthly population history (IBGE) and was forecasted from the decreasing trend until 2048. The forecasted series of households ($domic_{t+h}$) consists of the quotient between Population and Domiciliary Density. Thus, the domiciliary density was forecasted, which allowed obtaining the domiciliary series of (used for coverage), since the forecasted population was already known.

Equation 2 - Domiciliary Density Calculation

$$dens\_domic_t = \frac{pop_t}{domic_t} \rightarrow domic_{t+h} = \frac{pop_{t+h}}{dens\_domic_{t+h}}$$

Where h corresponds to a value of household pertaining to the interval of the position of the first value of the forecast until the position of the value corresponding to the end of the forecast horizon (December 2048). After these stages, the historical series of Coverage (K_t), consists of the quotient between the residential Consumption Units and Households.

Equation 3 – Kt Coverage

$$K_t = \frac{UC\_res_t}{domic_t}$$

It forecast (K_{t+h}) was based on the trend of linear growth, establishing at 100% of coverage by the end of 2048. Finally, the forecast of residential UC's (UC_res_{t+h}) was made from the outcome between the historical series of Coverage and households.

Equation 4 – Residential UC's Forecast

$$K_t = \frac{UC\_res_t}{domic_t} \rightarrow UC\_res_{t+h} = K_{t+h} \times domic_{t+h}$$

ii. Forecast of Other UC's

For the forecast of Other Consumption Units, first of all, we calculated the historical series of average consumption (CM_t), which consists of the quotient between the consumption in MWh (C_t)of the classes (except residential), divided by the total of UC's (except residential). Period from 2012 until the last month available.

Equation 5 – Average Consumption Series

$$CM_t = \frac{C\_tot_t - C\_res_t}{UC\_tot_t - UC\_res_t}$$

The forecast of average consumption (CM_{t+h}) was made from the trend of linear growth, converging to the national average consumption of 1,749 kWh per year (ANEEL, 2016, only considering the distribution concessionaires) in up to 30 years. The forecast of UC's, except residential UC's (UC_demais_t), consists of the quotient between the consumption in MWh of the classes (except residential) and the average consumption (CM_t). It is obtained according to the formula of Equation 6.

Equation 6 - UC's Forecast

$$UC\_demais_t = UC\_tot_t - UC_{res_t} \ e \ CM_t = \frac{C_{tot_t} - C_{res_t}}{UC_{tot_t} - UC_{res_t}} \rightarrow UC\_demais_{t+h} = \frac{C\_tot_{t+h} - C\_res_{t+h}}{CM_{t+h}}$$

3.5. UC Forecast Results

Graph 8 presents the result obtained for the UC forecast, with historical series until 2048. It can be noted that the growth of UC is sharp by 2026, and there is decrease in the growth after this period, and the curve is composed of small oscillations.

Graph 8 – Ceron UC's Forecasts

UC
1,150,000
1,050,000
950,000
850,000
750,000
650,000
550,000
450,000
350,000
2012
2014
2016
2019
2021
2023
2026
2028
2030
2033
2035
2037
2040
2042
2044
2047

Source: Own elaboration.

Table 12 presents the summary of the Total UC forecasts for Ceron by 2048. The average growth registered in the period from 2016 to 2048 was of 1.57% p.a.

Table 12 – Summary of UC's Forecasts for Ceron

Distributor	2015	2016	2015/2016 (% Yearly)	2026	2036	2046	2017/2026 (% Yearly)	2027/2036 (% Yearly)	2037/2046 (% Yearly)
Ceron	7,028,837	7,669,552	9.12%	10,404,105	11,188,765	12,363,722	3.11%	0.73%	1.00%

Source: Own elaboration.

4. Methodologies, Premises, and Results of Readjustment and Reviews

4.1. Overview

4.1.1. Regulation by incentives

The regime of regulation by the cost of service was effective in the electric power distribution sector in Brazil since the enactment of the Waters Code ("*Código de Águas*"), in 1934, until mid 90's. In this regime, the tariffs are determined based on the variation of the real costs verified by the companies. By being supported exclusively on the expenses observed by the regulated agent, the regulation by the cost of service includes is included in the tariff of expenses, regardless if associated nor not to a more efficient and prudent conduct. Since the regulated company transfers all costs to the tariffs, there is not withholding of gains associated with the increments in yield. Likewise, since the concessionaire may transfer the costs resulting from an ineffective conduct to the tariffs, this practice leads to low incentives to search for efficiency.

In the regimen of regulation by incentives, implemented and improved after Acts nos. 8.987/95, 9.427/96, and 9.648/98, the main purpose is to replicate the action that the market strengths would have over firms that act in natural monopolies, in order to simulate the environment of a competitive sector. In other words, the objective is to produce incentives towards cost reduction and technological innovations, in order to increase the yield of companies and promote the tariff modesty throughout time. The main approaches in the regulation by incentives are the price cap and the yardstick competition. In the international experience, these mechanisms are applied both in conjunction and alone, forming a " menu" of methodologies that aim the incentive of efficiency, adjusting the regulatory treatment to the characteristics of each sector and the objectives of public policies.

The price cap is based on the determination of cap price for each year, being adjusted by the inflation rate less the efficiency factor X determined by the Regulator. Thus, the Regulator establishes a maximum cap price (Pi) and a formula (ΔP) for the periodical readjustment.

$$P_i = P_{i-1} + (\Delta P) \cdot P_{i-1}$$

$$\Delta P = (IP - X + Y)$$

Where:

IP represents the variation of the price rate,

X is the Yield Factor; and

Y is the factor for contingency or unexpected expansions.

Figure 11 shows the effect of the regimen of the maximum prices over a public services concessionaire.

Performance gain got in the first tariff period
Tariff
T1
Operating costs and return on capital (Portion B)
Non-manageable costs (Portion A)
1st RTP
Performance gain got in the second tariff period
Tariff
T1
T2
Tariff reposition
Operating costs and return on capital (Portion B)
Non-manageable costs (Portion A)
Non-manageable costs (Portion A)
Years
1st RTP
2nd RTP

Figure 11 – Price cap functioning

Source: Own Elaboration

Factor X captures expected gains of yield from the sector of activity, transferring them to the consumers through the prices. This mechanism stimulates the search of the concessionaire for superior efficiency in relation to the regulatory parameters, by reducing the unit costs. In the presented example, the tariff initially defined in T1, with Factor X equal zero, remains with its value fixed in real terms throughout the tariff cycle, until the 1st RTP. Throughout this period, the concessionaire has the opportunity of reducing its costs, obtaining more efficient and generating more economic gains. With the 2nd RTP, the tariffs are recalculated at moment T2 to the necessary level in order to cover efficient costs and remunerate the invested capital. At this moment, the Regulator calculates the gains of efficiency that will be transferred to the next RTP. This process occurs with the definition of the Factor X, which will act as a T2 tariff reducer in the following years until the next RTP, when the new cap price and Factor X are determined.

In the yardstick competition, the fixed regulation of a set of metrics based on the comparison between companies, which allow simulating the conditions of a competitive market environment. In its most used vertent, the regulatory costs of each company may be defined from the average of the costs of other companies considered in the group. If the company is more efficient than the average, its costs will be below those recognized in the tariffs, and, therefore, will have higher revenue. Otherwise, if costs are above the average, the company will have loss. This methodology generates strong incentive to seek efficiency continuously. On Figure 12 illustrates how the method works, establishing a threshold of average costs with the comparison of concessionaires. Throughout time, with the dissemination of more efficient practices to the industry as a whole, the average costs threshold is dislocated downwards, leading to tariff modicity.

(1st cycle of RTP)
Eff Costs (T1)
Costs R$
C1
X1
Costs Driver (*)
(2nd cycle of RTP)
Eff Costs (T1)
Eff Costs (T2)
Costs R$
C1
C2
X2
Costs Driver (*)

Figure 12 – Yardstick Competition Functioning

Source: Own Elaboration

This method is highly used by network service regulators around the world. As exposed in this Report, the National Agency for Electric Power ("ANEEL"), created by Act no. 9.427/96, built an extensive regulatory landmark based on the principles of the regulation by incentives, and uses the comparison between companies to determine several components of the tariffs, such as: operating costs, irrecoverable revenues, non-technical losses, gains of yield, service quality goals, capital costs, and remuneration base. The forecasts and definitions of tariff trajectories in this work are grounded in the application of such regulatory instruments.

a) Tariff Operation Mechanisms

The operation of the tariff usually includes the following mechanisms: annual tariff adjustment ("IRT") and the periodical tariff review ("RTP"), which usually happed at every 4 or 5 years. There is also the extraordinary tariff review ("RTE"), which may occur at any time by virtue of an economic-financial instability of the concession agreement. In Figure 13, it is possible to visualize an example of how the tariff operation occurs over time.

RTP
IRT
IRT
IRT
RTP
Year 1
(test year)
Year 2
Year 3
Year 4

Source: Own Elaboration

b) Annual Tariff Readjustment

The annual readjustment consists of a monetary update of the tariff, permitting the maintenance of the buying power of the concessionaire. In this mechanism, differentiated treatment is given to the so-called manageable costs (Portion B) and non-manageable costs (Portion A). Manageable costs are those that depend on the actions and control of the regulated companies, while non-manageable costs are odd to the agent's management. In the logics of regulation per incentives, the variations of non-manageable costs usually are transferred to consumers, assuring the neutrality of these expenses with the result of the regulated agent. On its turn, manageable costs are updated by the deducted inflation adjustment of Factor X, for yield sharing. The equation below exemplifies a calculation of the annual tariff readjustment rate (IRT), where the values of Portion A are recalculated, and Portion B is updated by the inflation, deducted from the Factor X calculated in the last RTP.

Equation 8 - Formulation for Tariff Readjustment Rate

$$IRT = \frac{VPA_1 + VPB_0 * (IVI - X)}{RA_0}$$

Where:

VPA_1: Value of Portion A on the date of readjustment being processed ("DRP"),

VPB_0: Value of Portion B on the previous reference date ("DRA"), defined as $RA_0 - VPA_0$,

RA_0: Annual Revenue with previous tariffs applied to the market verified in a 12-month period,

VPA_0: Value of Portion A at the DRA,

IVI: Inflation Variation Rate and

X: Regulatory yield.

c) Periodical Tariff Review

The periodical tariff review establishes a new equilibrium tariff that will assure the fair remuneration of prudent investments and the transfer of efficient operating costs. This tariff, calculated based on the required revenue (RR), is formed by Portion A (non-manageable costs) and Portion B (manageable costs). Since the main purpose at the RTP is to analyze the economic-financial equilibrium of the concession for the tariff cycle as a whole, this process involves, in addition to the calculation of the tariff redetermination, the establishment of Factor X, mechanism responsible for transferring to consumer the efficiency gains, verified by the RTPs.

d) Extraordinary Tariff Review

In addition to the annual readjustments and periodical reviews, the Regulator my, upon request of the regulated agent or granting power, perform the Extraordinary Tariff Review (RTE)

at any time, whenever an event causes substantial economic-financial instability. The RTE may be requested in cases of creation, change or extinction of taxes or charges, after the execution of the concession agreements, and whenever the impact over the activities of the companies is relevant, and duly proven, to the economic-financial equilibrium.

e) Manageable and non-manageable part

     Non-manageable costs correspond to expenses that do not depend on the control of the concessionaire, being directly transferred to the consumer. These items form a relevant part of Portion A, component of the revenue of the concessionaire of distribution that includes costs and sectoral charges, in addition to costs of inputs and upstream segments of the activities of the regulated company, such as costs of power generated or transmitted to the electric power distribution companies. On their turn, manageable costs represent the part related to the effective activity of the electric power distribution concessionaire, in which the company may establish strategies of management. The so-called Portion B is composed, for instance, by the operational costs, capital and depreciation costs, and non-recoverable revenues.

     There are also costs that present a relative degree of management by the concessionaire. This is the case, for instance, of non-technical losses (“PNT”), whose amount depends on both the efficiency of the commercial activities and routines of the concessionaire and on the socioeconomic, institutional, and cultural environment of the geographic area in which the company acts.

     Although they affect the purchase of power, allocated in Portion A, technical and nontechnical losses receive regulatory treatment aiming at allowing gains of efficiency in the procedures. The purchase of power may also receive regulatory treatment and respect restriction in order to foment an efficient acquisition and modicity to the end consumer (captive).

     An example of this regulatory treatment are the controls related to the purchase of power by related party and the obligations of acquisition of power in auctions in the regulated environment. Therefore, the separation of the manageable and non-manageable costs, in the so-called Parts A and B, is a conceptual simplification that may be changed in accordance with the evolution of the regulation.

4.1.2. Recent changes to the contractual and tariff rules of the electric power distribution.

     The implementation of the regime of regulation by incentives in the activity of electric power distribution has been done throughout almost two decades, conditioned by changes to the concession/permit agreements and by public policies. Its evolution and transformation were also marked by the processes of discussions, in inquiries and public hearings, of the regulations that treat the different tariff and contractual aspects. Currently, these rules are described in Technical Notes elaborated by ANEEL, which describe in detail the methods, premises, and results applicable to the different components of the tariffs and the tariff operation procedures.

     These regulatory rules are consolidated in the Tariff Regulation Procedures (“PRORET”), which have normative character and consolidate the regulation of tariff processes. The PRORET

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structure was approved by Normative Resolution no. 435/2011, organized in 12 modules, which on their turn are subdivided into submodules.

     Regarding the distribution of electric power, there is a set of tariff procedures that include specificities to each contractual situation, as detailed below:

I.	To Distributors that renew their concession agreements under the terms of Decree no. 8.461/2015, signed contractual amendments with new economic clauses, or signed contractual amendments for the complete adhesion to the new concession model[14], the new tariff rules presented in Normative Resolution no. 761/2017 and in the PRORET list indicated with the letter A in its original number shall be valid[15].
II.	To companies that hold permits and distribution concessionaires that have not renewed their concession agreement or signed amendments still have valid the PRORET without the indication of letter A.
III.	For the set of Distributors owned by the Government, responsible for the provision of distribution services in concessions that have not been extended (so-called Designated Distributors), specific rules shall be applied as per Normative Resolution no. 748/2016 and Homologation Resolution no. 2.184/2016[16].

     Figure 14 presents a timeline with the indications of all Normative Resolutions (REN), Homologation Resolutions (REH), Technical Notes (NT), and Public Hearings (AP) that changed or proposed changes to the PRORET as of April 2015.

[14]	In the terms of the Reporting Judge’s Vote announced in the 30th Ordinary Public Meeting in 2016.
[15]	Submodules 2.1A, 2.2A, 2.5A, 2.7A, 3.1A, 3.2A, 3.3A, 3.4A, 4.2A and 4.4A.
[16]	Both resolutions replace Technical Note No. 331/2016, setting forth definitely the additional conditions to be applied to the Designated distributors (public administration body or entity responsible for the decision of the Granting Authority on the provision of public service for electric power distribution because of non-extension of given concession according to Law No. 12.783/2013), with the purpose to assure the continuity of the provision of public service for electric power distribution until a new concessionaire to be granted by means of a bid takes over..

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Alters PRORETs 2.3 and 6.7
REN 686 and 695/2015
Alters PRORETs 2.1, 5.5 and 7.3
REN 721 and 723/2016 & DSP 1646/2016
Alters PRORETs 2.7 and 6.6
REN 750 and 754/2016
PRORETs 2.1A , 2.2A, 2.5A, 2.7A, 3.1A, 3.2A, 3.3A, 3.4A, 4.2A, 4.4A, 7.1A, 7.2A
REN 761/2017
May/15
Mar/16
Oct and Nov/16
Feb/17
Nov and Dec/15
Jun/16
Dec/16
REN 660/2015
Alters PRORET's 2.2, 2.5 and 2.6
REN 703 and 704/2016
Alters PRORETs 3.1, 4.1, 4.2, 4.3, 6.1 and 8
REN 737 and 746/2016
Alters PRORETs 4.4 and 5.6
Ren 760/2017
Alters PRORET 6.8
REN 748 and REH 2814
Regulated conditions for provision of the services of the non-extended concessions under public companies' control

Figure 14 – Timeline with changes to the PRORET.

Source: Own Elaboration

Special note to Normative Resolution no. 761/2017, fruit of Public Hearing no. 58/2016, which implied substantial changes to the tariff calculations for the set of concessionaires of distribution that had their agreements extended under the terms of Decree no. 8.461/2015 or that signed a term of amendment to the agreement in force, as per Decision no. 2.194/2016.

a) Normative Resolution No. 761/2017

The resolution creates alternative versions of submodules 2.1, 2.2, 2.5, 2.7, 3.1, 3.2, 3.3, 3.4, 4.2, 4.4, 7.1, and 7.2, identified with the letter A. the new rules shall be applied in the first tariff procedure following the execution of the agreement or in the disclosure of the definitive versions of the "A" variants of PRORET, whatever occurs last. From the first tariff review after the execution of the agreement, the tariff cycle shall be changed to five years.

In relation to module 2, which establishes the procedures of Tariff Review, the following changes are worth noting:

i. Portion A includes the volume of irrecoverable revenues ("RI"). In addition, the payment of the ONS charge no longer composes the part of sectorial charges of Portion A and becomes part of Portion B.
ii. Portion B will be expurgated from the revenues with exceeded demand ("UD") and reactive surplus ("ER").

   a. To companies that have already underwent the first tariff review after the 3rd Periodical Tariff Review (RTP), the accumulated balance of UD and ER, registered in specific account of special obligations until the date of execution of contractual amendment, will be subtracted from Portion B only in the second review after the 3rd RTP.
	b.	To companies that will undergo their first review after the 3rd RTP, the revenues registered as UD and ER in special obligations until the date of contractual amendment will be subtracted from Portion B.
	c.	To all companies, the invoiced values of UD and ER between the date of contractual change and the date of the tariff procedure will be used as reducers of Portion B.
	d.	The invoiced values will be updated according to the IPCA.
iii.	The RI’s are no longer calculated in two parts and now consider exclusively the regulatory percentages of default. In addition, the financial revenues now compose the basis of calculation of the RI’s.
iv.	In the first tariff review after the execution of the contractual change, the calculation of the Factor X will no longer consider the average growth of the market and consumers of the tariff cycle, being determined on an annually basis.
v.	The values of other revenues (OR) to be subtracted from Portion B will be calculated in the twelve months prior to the month of reference for the review, and will be updated by the IPCA.

The rules of tariff readjustment presented in Module 3 had the following changes:

i.	If the first tariff process after the execution of contractual change is a tariff readjustment, known as DR1 in the A version of the PRORET, there will be the need to remove the RI components from Portion B and to transfer them to Portion A, in addition to isolating OR, UD, and ER, which will be determined according to what has been effectively realized. The ONS values shall be transferred from Portion A to Portion B.
ii.	In the tariff readjustments, Portion B shall be effectively calculated and not only obtained as a residue of the calculation of Required Revenue.
iii.	The value of Portion B considering the conditions in force and the Reference Market (VPB0DR1) will be obtained from the multiplication of this market for the economic value in force (homologated in the last procedure), equivalent to the tariff component of Thread B (TUSD Thread B) in force. This value will be updated by the difference between IPCA and Factor X and multiplied by a correction factor (Factor DR1), necessary for the application of the adjustments indicated in (i). Finally, the values of OR, UD, and ER will be expurgated, and added the values with ONS.
iv.	In the subsequent tariff processes, the procedure will be quite similar in practical terms, with the calculation of Factor Pbi-1, which reintroduces the values of OR, UD, and ER in Portion B, which will be adjusted by the inflation (IPCA) and Factor X. Following that, the observed values of these components in the period of reference are excluded from Portion B.

     In Module 4, the neutralities are calculated to all components of Portion A (including other financial components, financial components of neutrality, and financial component of CVA balance to compensate), not only to sectorial charges, as it is the case of the rules in force. The

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concept of neutrality remains unchanged, such as the difference between the invoiced values and the values included in the tariff processes, neutralizing the differences derived from market changes17. The proposed methodologies of calculation differentiate items with tariff coverage of fixed nature, when the expense is not changed with the market variation (sectorial charges, connection charges, and Itaipu), and variably, in the opposite case (costs with power, charges with the use of transmission/distribution, and non-recoverable revenues).

     The specific case of the neutrality of non-recoverable revenues will be calculated only from the second tariff procedure after the execution of the contractual amendment, since until then there is not a component of tariff coverage for this item. All new items to which there is no calculation of neutrality shall take into account the date of execution of the agreement or contractual amendment. Therefore, for the first tariff procedure after the execution of the agreement or publication of the PRORET, whatever occurs last, the neutrality of Portion A will be calculated only from the next month of signature of the contractual amendment or renewal of the concession agreement, limited to the period of reference, i.e., the last 12 months.

     Finally, the part of non-recoverable revenues was inserted in submodules 7.1 and 7.2, in the function of TUSD Losses cost. The update of submodule 3.2 impacts directly to Module 7, due to the calculation of losses in the other facilities of transmission of shared use (DITc), which is in the tariff component of losses in the basic network.

b) Additional Conditions for the Designated Distributors

     In its 165th Special Meeting, the shareholders of Eletrobras decided not to approve the extension of the concessions of Ceal, Cepisa, Eletroacre, Ceron, Boa Vista Energia, and Amazonas Energia. In addition, Companhia de Eletricidade do Amapá (CEA) did not have its concession extended for it did not gather the requirements of compliance. By means of several directives, the Ministry of Mines and Energy designated Amazonas Energia, Eletroacre, Ceron, Cepisa, Ceal, Boa Vista Energia and CEA as responsible for the provision of the public service of distribution of electric power until the end of 2017 or until the assumption of a new concessionaire, whatever occurs first.

     Figure 15 illustrates the timeline with recent rulings related to the renewal of the concessions of the distributors of Grupo Eletrobras.

17 In this section we are describing the changed made to the PRORETs from Normative Resolution no. 276/2017, including changes to the treatment of the neutralities of charges. The modelling of the items composing Portion A in the financial model is detailed in section 3.2.

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Decision non Renovation Eletrobras 07/22/16
Sets condition for services in concessions non delayed
Ordinance 388, 07/26/16
Defines the BNDES as responsible for bids Dist. Eletrobras Group
Decree 8893/16
Regulates (Def.) condition for services for assigned distributors
Normative resolution 748/16
Collect input to improve calculation of regulatory parameters and quality indicators of services
Technical Note 008/17
Balance analysis of concessions of distributions in assignment regime
Technical Note MME 247/17
Aug/16
Sep/16
May/17
Sep/17
Jul/16
Nov/16
Nov/16
Jun/17
Aug/17
Ordinance 420-425 MME
Assign companies of Eletrobras group for temporary service
Technical Note 331/16
Regulate condition for services in concessions non delayed under federal control
End AP 58/16
Conditions of IRT and RTP conc. Renewed or added
Approval Resolution 2184/16
Approves limits of losses, OPEX, DECi / FECi, payment for 2017 in assigned distr.
Technical Note 182/17
Guidelines for new contracts
Normative Resolution 88/17
Sets regulatory parameters for tariff procedures of assigned distr.
Technical Note 149/17
Definition of regulatory parameters for tariff procedure and indicative limits DEC ad FEC

Source: Own Elaboration

According to Technical Note no. 331/2016, which accompanied AP no. 63/2016, regarding regulatory revenues, there are specific conditions for the provisional provision of the service, such as the possibility of reverting compensations due to violation of individual indicators of quality to investments in the area of concession, of once again applying readjustments and tariff revenues, and receiving CDE, CCC and RGR resources. They also refer to the flexibilization of regulatory references of losses for the purchase of energy and transfers from CCC to the distributions of the Northern region of the country whose capital was not connected to the SIN in 2009. Finally, the Technical Note indicates that ANEEL must assure the minimum condition of sustainability of Distributors, regulating the conditions of loan of resources of the RGR.

Ratifying the conditions addressed in Technical Note no. 331/2016, REN no. 748/2016 and REH no. 2.184/2016 established, in a definitive basis, the additional conditions to be applied to the Designated Distributors. Specifically, REN No. 748/2016 sets forth the terms and conditions for provision by Designated Distributors in relation to Revenues, RGR Loans, Administration, Default, pre-designation, use of CCC resources and Special Sanction Regimen. On its turn, REH 2.148/2016 homologates regulatory limits of losses in the tariff procedures until 2025 to CEA, CERR, Amazonas Energia, and Boa Vista Energia, and determines, for the group of Designated Distributors, the limits of losses, operational costs, and indicators of continuity to be achieved by the end of 2017, in addition to the value of the Adequate Remuneration of Reference to be used in the loans of RGR.

In relation to the revenue, the resolutions indicate specific conditions to the following issues: (i) tariff operations, with the complete evaluation of the Regulatory Remuneration Bases ("BRR") in the tariff reviews; (ii) receipt of resources of CCC, CDE and RGR; (iii) possibility of reversal of compensations due to violations of individual indicators of quality – of both the service and product – to inexpensive investments in the areas of concession, computed from the last quarter, and annual values of 2016; (iv) flexibilization of the references of regulatory losses to Amazonas Energia, Boa Vista Energia, CEA, and CERR.

     Such resolution also establishes that the resources of RGR will be used to assure the minimum conditions of sustainability of the service, as per Directive no. 388/2016-MME, with deadlines, grace periods and fees as indicated in REN no. 748/2016, and the contracted obligations will be assumed by the new concessionaire.

     In addition, REN asserts that there are major investments to be made, which will reduce expenses of CCC and, therefore, classified as subrogation of the fund’s resources. ANEEL shall homologate prudent investments considered in the elaboration of the basic project, calculate the amount to be subrogated, and inspect the application. The agency or entity of the federal public administration shall assign to the contracted company for the implementation of the distribution lines, on an irrevocable basis, the credits of reimbursement of CCC.

     Finally, the resolution establishes an exceptional regime of regulatory sanctions, prioritizing the character exclusively orientational and/or determinant, without the imposition of penalties.

c) Public Hearing no. 094/2016

     In May 2017, ANEEL published, after receiving contributions in Public Hearing no. 094/2016: (i) Technical Note no. 182/2017, with guidelines for the elaboration of a new agreement for the concession of the public service of electric power, as per §1-A of Article 8 of Act no. 12.783/2013; and (ii) a new Contractual Draft.

     According to Technical Note no. 182/2017, dated May 2, 2017, ANEEL received Official Letter no. 242/2016-SE, of the Ministry of Mines and Energy (MME) requesting the elaboration of a draft of a concession agreement, observing a few guidelines that aim at expediting the realization and to increase competitiveness of bidding procedures of transfer of corporate control, associated with grants of new concessions. MME emphasized four guidelines:

I.	Adoption of clauses that allow the conversion of pecuniary compensations into investment obligations to the first five years of new concessions, aiming at allowing the recovery of the concessions;
II.	Adoption of trajectories of regulatory parameters of efficiency, providing the new controller with term to readjust the values adopted by the companies;
III.	Adoption of a tariff calendar with interstice of five years at every tariff review, but that allows the performance of two tariff reviews in the first five years of the agreement, allowing exceptionally, the acknowledgment in shorter investment terms;
IV.	The possibility of the calendar set forth in the item above being chosen by the winner of the bidding, with the first review occurring prior to the third tariff process after the execution of the agreement and the second review shall be carried out in the fifth tariff procedure after such signature.

     According to the result of public hearing no. 094/2016 – presented in Technical Note no. 182/2017 -, transitory provisions were considered about the use of compensations due to violations of the limits of quality related to the continuity of the service and the voltage level to investment, as reproduced below.

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“CLAUSE NINETEEN – TRANSITORY PROVISIONS

Subclause One - DISTRIBUTOR may use the resources of compensations due to violation of the limits of quality, related to the continuity of the service and sampling measurements of the voltage level in a permanent regime, for the realization of investments in the area of concession, until the end of the fifth calendar year after the date of execution of the concession agreement.

Paragraph One – From the date of execution of the agreement, the compensation values shall remain being calculated by DISTRIBUTOR, as per the regulation, for the purposes of follow-up and inspection by ANEEL.

Paragraph Two – From the second calendar year following the execution of the agreement, in case the calculated values of the compensations are below the values of the compensations calculated for the previous calendar year, such difference shall be considered as a remunerable investment by DISTRIBUTOR upon its tariff review, with the remaining value being accounted in entry Obligations Linked to the Public Service of Electric Power (Special Obligations).

Paragraph Three – From the second calendar year following the execution of the agreement, in case the calculated values of compensations are higher than the compensations calculated for the previous calendar year, such different will be invested twice in the concession and accounted in entry Obligations Linked to the Public Service of

Electric Power (Special Obligations). ”

     According to the Draft, as of 2020, the non-fulfillment of the global, annual limits of the indicators of continuity per determined period will cause economic-financial limitations, as established in Subclause Eight.

“Subclause Eight – As of 2020, the non-fulfillment of the annual limits of collective indicators of continuity for two years in a row or three times in five years may, as per the ANEEL regulation, imply limitation of dividends or payments of interest over its own capital, until the regulatory parameters are restored, observing the provisions of Item I of Subclause One of Clause Seven. ”

     From the sixth calendar year, the non-fulfillment of the regulatory goals may imply the filing of an expiry proceeding of the concession as indicated in Subclause Thirteen, as reproduced below, applicable to the criteria related to the continuity of supply.

“Subclause Thirteen – For the period from the sixth calendar year following the execution of this agreement, the default of the concessionaire resulting from the non-fulfillment of the criteria of efficiency in relation to the continuity of the supply will imply

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the opening of the expiry procedure, observing the provisions of this agreement, especially the right to fair hearing and to adversary proceeding, observing:

***Paragraph One** – The non-fulfillment of the global, annual limits of collective indicators of continuity for three years in a row will characterize, as per ANEEL regulation, default in relation to the continuity of the supply. "*

There are restrictions on the Economic-Financial Management, which shall observe the criteria as presented in Clause One.

"CLAUSE ONE

The observance of the Efficiency Criterion in relation to the Economic-Financial Management will depend on the observance of the following inequations:

(I) $EBITDA \geq 0$ *(until the end of 2020 and maintained in 2021, 2022 and 2023);*

(II) $[EBITDA\ (-)QRR \geq 0$ *(until the end of 2021 and maintained in 2022 and 2023);*

(III) $\{Net\ Debt/[EBITDA\ (-)QRR]\} \leq 1/(0.8 * SELIC)$*(until the end of 2022); and*

(IV) $\{Net\ Debt/[EBITDA\ (-)QRR]\} \leq 1/(1.11 * SELIC)$*(until the end of 2023)."*

In the case of default of the criteria proposed by two (2) years in a row, restriction will occur to the distribution of provisions and to operations of related parties. In the period from the seventh calendar year following the execution of the agreement, the default of these efficiency criteria will imply the opening of the expiry procedure, as indicated in Subclause Fourteen.

***"Subclause Fourteen** – For the period from the seventh calendar year following the execution of this agreement, the default of the concessionaire resulting from the Non-fulfillment of Efficiency Criteria in relation to the Economic-Financial Management will imply the filing of an expiry procedure, observing the provisions of this Agreement, especially the right to a fair hearing and to adversary proceeding, observing:*

***Paragraph One** – The non-fulfillment of the parameters for two years in a row, as per ANEEL regulation, will characterize the default in relation to the economic-financial management.*

***Paragraph Two** –ANEEL will establish the Efficiency Criteria in relation to the Economic-Financial Management set forth by Paragraph One of this Subclause prior to the commencement of periods preferably quinquennial, and the establishment of new parameters will observe, among other factors, the need of positive LAJIDA and capacity of realization of minimum investments and debt management. "*

It has been observed in Technical Note no. 182/2017 that the designated companies needed high investments in the first years of the concession in order to restore the levels of quality of the service. According to ANEEL, this context consists of an atypical situation, incompatible with the type of application to which the methodology of the Factor X has been designed. Due to this reason, an adequateness of its calculation is seen as possible.

     In addition, the new Draft considered that the inspection performed by ANEEL will not apply penalties in the first two years of the new contracts, as a form of mitigating the effects of the technical or commercial problems inherited from the prior situation, as set forth in Subclause Five.

“Subclause Five – Until the twenty-fifth month following the month of execution of the concession agreement, the inspection of ANEEL will have an orientative and/or determinative character, without the application of penalties, except in case of non-fulfillment of determinations by Aneel Management. ”

     To meet the request by the MME regarding a tariff calendar that allows an additional tariff review in the first five years of the agreement, aiming acknowledgment in shorter term of investments, the Draft presents the transitory provisions in its Clause Nineteen.

“Subclause Two – In the period between the date of execution of the agreement and the first subsequent ordinary tariff review, a tariff review may occur upon request of the Concessionaire, observing the following criteria: I – The tariff review in lieu of an annual tariff readjustment, to which the same date of processing shall be maintained.

II – The request for review shall be formally presented to ANEEL within at least one (1) years prior to its conduction.

III – The tariff review will occur based on the rules set forth in this agreement and in the regulations in force, except those items set forth in Subclause Three.

IV – In the period of review, the Concessionaire may request the complete evaluation of the Regulatory Remuneration Base.

V – The review shall occur until the third tariff procedure after the execution of the agreement. ”

     The Draft also defines the values and specific formulas of calculation for the period between the date of execution of the agreement and the first subsequent tariff review, as set forth in Subclause Three.

“Subclause Three – In the period between the date of execution of the agreement and the first subsequent ordinary tariff review, the values and formula of calculation for the

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Factor X will be used, as well as Operational Costs and Regulatory Losses, different from those set forth by Clause Six, observing the following criteria: I – The value of component Pd of Factor X will be defined as zero (0).

II – The regulatory Operational Costs will be defined considered a degree of efficiency of []% over the average of effective costs observed in the last three (3) years prior to the tariff processing.

III – Regulatory, non-technical losses will be defined in the percentage of []% over the average of the real percentages observed in the last three (3) years prior to the tariff processing.

Sole Paragraph – The tariff effects resulting from the treatment described in this Subclause will be perceived from the first tariff calculation following the execution of the agreement, always with prospective effects. ”

     Subclause Four establishes the rules on the debt related to the loan existing with the RGR fund, occurred in the period of designation.

“Subclause Four – DISTRIBUTOR undertakes to settle the debt related to the loan existing with the RGR Fund occurred in the period of designation, in the following conditions: I – The interest rate to be used for the loan will be of 111% of the SELIC rate;

II	– The amortization of principal and the payment of interest will have a grace period of
12	months from the assumption of the concession by the new concessionaire, considering that, once the grace period expires, the amortization of the loan will occur in 36 monthly, equal parts. ”

d) Public Hearing no. 032 /2017

     On May 4, 2017, ANEEL placed in public hearing Technical Note no. 088/2017, aiming at gathering subsidies to improve the calculation of the regulatory parameters and indicators of quality of services that will serve as the basis for the next tariff review procedures of the Distributors controlled by Eletrobras. The Technical Note establishes the regulatory parameters for the tariff procedures of the Designated Distributors, defined under the terms of Normative Resolution no. 748/2016 and limits to the DEC and FEC collective indicators of continuity.

     The proposal is that the value of the T component of Factor X is equal zero (0)to all tariff processes homologated until the first tariff review process after the execution of the Concession Agreement, while to the value of the Xpd component the recommendation is to maintain the Pd component in force until the first tariff process after the execution of the Concession Agreement, when it will assume zero value (see Table 13).

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Table 13- Values Factor T and Xpd

Assigned distributor	Pd (%)	T (%)
Amazonas Energia	2.02	0
Boa Vista	1.39	0
Ceai	1.91	0
Cepisa	2.15	0
Ceron	2.02	0
Eletroacre	1.42	0

Source: of NT No. 088/2017, ANEEL

Regarding the values of regulatory losses, for Distributors Amazonas Energia, CEA, and Boa Vista, the systematic of transfer was defined by Article 4-A of Act no. 13.299/2016 and homologated until 2025 by Homologation Resolution no. 2.184, of 2016. To the others, the values in force should be adopted, which must remain in force until the first tariff review after the execution of the new concession agreement. In case the Concession Agreement foresees the flexibilization of the regulatory referential of non-technical losses, the value set forth in the agreement shall prevail. Table 14 summarizes the foregoing.

Table 14 - Values of Regulatory Losses

Assigned distributor	Technical losses (% Injected power)	No Technical losses (% of billed BT market)
Ceal	10.34	15.67
Cepisa	12.17	13.93
Ceron	11.15	8.33
Eletroacre	9.85	11.28

Source: TN No. 088/2017, ANEEL

In relation to the global limits of DEC and FEC, the proposal is to maintain the limits of 2017 until the year of the first tariff review after the assumption of the new controllers of these companies. The limits to the indicators will be established by means of specific resolution to each Distributor, attached to the Technical Note. The sets of consumption units of concessionaire CERR shall integrate the area of concession of Boa Vista Energia. Table 15 presents the global DEC and FEC limits to each Distributor, to be established for 2018 and after that, calculated from the limits proposed to the sets of consumption units.

Assigned distributor	DEC	FEC	# Consumer Units
Amazonas Energia	45.58	43.44	940,962
Boa Vista	36.87	28.92	159,118
Ceai	13.73	10.38	1,123,164
Cepisa	19.17	12.44	1,233,677
Ceron	20.57	15.89	561,360
Eletroacre	27.58	23.36	256,297

Source: TN No. 088/2017, ANEEL

This Report adopted the proposals of regulatory indicators as per Technical Note no. 088/2017, establishing the regulatory parameters for the tariff procedures of the Designated distributors and limits to the DEC and FEC collective indicators of continuity. Such parameters shall remain in force until the first tariff review after the execution of the new concession agreement of the companies.

e) Technical Note no. 351/2017

In July 2017, ANEEL disclosed Technical Note no. 351/2017, in attention to the request by the Ministry of Mines and Energy to evaluate the conditions of equilibrium of the concessions in analysis and the technical feasibility of reequilibrium prior to its sale/bidding procedure.

Technical Note no. 351/2017 identifies that new concessionaires would find a scenario of grave instability when assuming the new concession, especially in relation to operational costs and non-technical losses. As a solution, ANEEL considers the possibility of acknowledgment of a part exceeding the regulatory part to non-technical losses and operational costs in the tariff. This exceeding part would correspond to the average between the regulatory values and realized to such indicators.

After the publication of Technical Note no. 351/2017, the Agency, by means of mailing to BNDES, presented answers to doubts and gave its clarifications, being worth noting: (i) that tariff additions in relation to non-technical losses and operational costs would be maintained until the first ordinary tariff review (2023); (ii) these additions would be applied to the annual tariff procedures of 2017; (iii) the additional review forecasted to occur in the first cycle, before 2023, shall not change the flexibilization indicated and will deal specifically with the tariff acknowledgment of the reevaluated base of assets.

In view of the identification of unfeasibility of payment, by the new concessionaire, of the loans of RGR (REN no. 748/2016) in the established conditions, and by means of remuneration over the invested capital, the impacts of flexibilization of the payment conditions of the loans were also evaluated in Technical Note no. 351/2017, as well as the possibility of transfer in the tariffs of the distributors.

     Considering the regulatory possibility of review of the payment conditions, favoring the bidding procedure and the assumption of a new concessionaire, committed with the tariff modicity and with the quality of the service, the tariff impact was simulated considered interest of 5% p.a. and a deadline of 30 years for payment. The monthly values of RGR are defined by REH 2199/2017-ANEEL and the values are reviewed by ANEEL on a quarterly basis based on the quarterly results of distributors. According to ANEEL, the payment of the loan would begin in the sixth year of contractual effectiveness and would extend until its expiration (25 years to pay). Considering that the que loan will now be acknowledged in the tariff, there will be neutrality for the new concessionaire in terms of payment of the amounts involved.

f) Technical Note no. 247/2017

     In view of Technical Note no. 351/2017, the Ministry of Mines and Energy proposed changes to the draft of the Agreement for the Concession of Public Service of Electric Power Distribution by means of Technical Note no. 247/2017. The main proposed changes related to (i) the acknowledgment in Portion A of the revenue necessary for the payment of RGR loans; (ii) definition, as an extraordinary review, of the tariff procedure that the new controller may request in the interstice of five years of the new concession, basically to consider the volume of investments in the base of assets; and (iii) clarifications on the systematic of flexibilization of the regulatory parameters of operational costs and non-technical losses until the first periodical tariff review.

The proposed changes to the Draft of Agreement mentioned in Technical Note no.

247/2017 are presented below, whose contributions were received until 09/06/2017.

“CLAUSE SIX – TARIFFS APPLICABLE IN THE PROVISION OF THE SERVICE

Portion A – Sectorial Charges: part of the revenue of the DISTRIBUTOR, destined to the observance of the obligations associated with the Electric Power Services Inspection Fee – “TFSEE”; with the Financial Compensation for the Use of Water Resources –“CFURH” for the purposes of generation of electric power, when applicable; with the System Services Fee – “ESS”; with the Energetic Development Account – “CDE”; with

Research and Development – R&D; with the Energetic Efficiency Program – “PEE”; with the Reserve Power Fee – “EER”; payments of loans of the Global Reversion Reserve –

“RGR”, made in accordance with Article 4, § 4, item VI, of Act no. 5.655, dated May 20,

1971, and the other public policies for the electric sector, defined in the supervening legislation;

CLAUSE NINETEEN – TRANSITORY PROVISIONS

Subclause Two – In the period between the date of execution of the agreement and the first subsequent ordinary tariff review, an extraordinary tariff review may occur upon request of the Concessionaire, observing the following criteria:

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Subclause Three – In the period between the date of execution of the agreement and the first subsequent ordinary tariff review, values and formula of calculation for the Factor X will be used, as well as to Operational Costs and Regulatory Losses other than those set forth in Clause Six, observing the following criteria: I – The value of component Pd of Factor X will be defined as zero (0).

II – The regulatory Operational Costs in the first tariff procedure after the execution of the concession agreement will be defined as a percentage of []% over the value of the operational costs of the previous tariff procedure, updated according to the rule of readjustment of Portion B. Between the second tariff procedure and the tariff procedure immediately before the first ordinary tariff, the operational costs will be defined by applying the rule of readjustment of Portion B.

III – Regulatory, non-technical losses will be defined in the percentage of []% over the low voltage invoiced market.

Paragraph One – The tariff effects resulting from the treatment described in this Subclause will be perceived from the first tariff calculation following the execution of the agreement, always with prospective effects.

Paragraph Two – The transitory percentages of items II and III are those resulting from the bidding procedure of the concession of electric power distribution associated with the transfer of control of the legal entity providing the service, under the terms of Art. 8 of Act no. 12.783/2013 and its regulations.

Paragraph Three – The rules set forth in Clause Six shall be applied in the first ordinary tariff review, not considering any effects resulting from the transitory percentages of items II and III.

Subclause Four – DISTRIBUTOR shall settle the loans with the RGR Fund as per Directive MME no. 388, dated July 26, 2016, adjusted as per Art. 4, § 5, of Act no. 5.655, dated May 20, 1971.

Paragraph One – The payments shall be made between the first ordinary tariff review and the final deadline of this agreement.

Paragraph Two – DISTRIBUTOR will be entitled to tariff acknowledgment of []% of loans paid, according to the definition of the bidding procedure of the concession of electric power distribution, associated with the transfer of control of the legal entity providing the service, under the terms of Art. 8 of Act no. 12.783/2013 and its regulations.

”

g) Technical Note no. 149/2017

     On September 8, 2017, ANEEL reopened Public Hearing no. 032/2017, by means of Technical Note no. 149/2017. In it, the Regulator exposed its proposal of flexibilization of a few regulatory parameters – non-technical losses, operational costs and Factor X – and the limits to the DEC and FEC collective continuity indicators until the first ordinary tariff review of the new controller of the designated companies, to be contracted by means of bidding procedure. The

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proposal of the Agency generated substantial changes in a few parameters that have been determined in Technical Note no. 351/2017, especially in terms of operational costs and indicators of quality.

The amounts destined to the flexibilized, regulatory PMSO (costs with personnel, material, services, and other) were subject to inflation adjustments by the IPCA between July 2015 and the date of the tariff procedure in 2016. In addition, in the case of Boa Vista, there was an increase to its degree of flexibilization, since ANEEL suggested that *"the inefficiency considered to Boa Vista Energia, measured by the ratio between the Effective PMSO and the Regulatory PMSO, should be the highest considering the other designated distributors, which is CEA (268%)"*. Table 16 illustrates the variation observed in the PMSO flexibilized between Technical Note no. 149/17 and Technical Note no. 351/17.

Supplier	NT 88/17	NT 149/17	Difference (NT 88/17 - NT 351/17)	% Percent Variation/NT 88
AME	606,907,016	627,198,364	20,291,348	3.3%
Boa Vista	53,885,287	69,062,498	15,177,211	28.2%
CEAL	328,345,672	336,655,364	8,309,692	2.5%
CEPISA	409,859,796	420,070,979	10,211,183	2.5%
CERON	273,006,426	279,853,142	6,846,716	2.5%
ELETROACRE	125,242,240	128,543,635	3,301,395	2.6%

Source: Own Elaboration

In addition, Technical Note no. 149/2017 brought a proposal of flexibilization of the goals DEC and FEC collective indicators (which was not set forth in Technical Note no. 351/17). Among the contributions made, the principal are listed below:

(i) Proposal of relaxation of the goals due to the supply, with stronger impact to the distributors of the Northern region in Brazil;

(ii) Proposal that the starting point should be the average between the calculated value (mobile average from July 2016 to June 2017) and the limit in force in 2017 to distributors Ceal, Cepisa, Ceron, and Eletroacre;

(iii) Proposal that these limits should remain unchanged until the fifth calendar year after the execution of the new agreements, so that the limits for the following year are established in the first ordinary tariff review of the new agreement.

Table 17 and Table 18 present the variations of the DEC and FEC indicator limits after the flexibilization, respectively, in relation to the provisions exposed in Technical Note no. 88/ 2017.

Table 17 - Variation of the DEC limits per Distributor

Supplier	NT 88/17	NT 149/17	Difference (NT 88/17 - NT 351/17)	% Percent Variation/NT 88
AME	45.58	48.53	2.95	6.5%
Boa Vista	36.87	48.67	11.80	32.0%
CEAL	13.73	15.58	1.85	13.5%
CEPISA	19.17	20.67	1.50	7.8%
CERON	20.57	27.54	6.97	33.9%
ELETROACRE	27.58	44.17	16.59	60.2%

Source: Own Elaboration

Table 18 - Variation of the FEC limits per Distributor

Supplier	NT 88/17	NT 149/17	Difference (NT 88/17 - NT 351/17)	% Percent Variation/NT 88
AME	43.44	45.69	2.25	5.2%
Boa Vista	28.92	58.43	29.51	102.0%
CEAL	10.38	13.06	2.68	25.8%
CEPISA	12.44	13.99	1.55	12.5%
CERON	15.89	18.90	3.01	18.9%
ELETROACRE	23.36	35.31	11.95	51.2%

Source: Own Elaboration

It should be noted that the flexibilizations proposed by Technical Note NT 149/2017 were already incorporated to the models of forecast of the indicators present in this report.

Technical Note no. 149/2017 did not present changes to the parameters of flexibilized PNT and components Pd, T and Q of Factor X when compared to the provisions of Technical Note no. 351/17. Finally, Technical Note no. 149/2017 presented reductions to the amounts destined to the loans of RGR, between 15% and 39%, depending on the distributor.

h) Final Considerations

Considering the elements presented above, and assuming the assumption of a new controller in the first quarter of 2018, the proposed regulatory chronology, considering as unchanged the date of anniversary of the old agreements – November to AME, Boa Vista, Ceron, and Eletroacre, and September to Ceal and Cepisa – is the following:

- An adjustment (IRT) will occur in 2017 on the date of anniversary of the old agreements (not renewed) of the designated companies. An additional acknowledgment of non-technical losses and operational cost will occur upon such adjustment (IRT), as per Technical Note no. 351/2017;
- The new agreements will be signed in 2018, whose date was estimated to

     03/01/2018. An adjustment (IRT) will occur in this year, on the date of anniversary of the old agreements;· An extraordinary review18 will occur in 2019, on the date of anniversary of the old agreements. In such review, the tariff coverage related to the Annual Cost of Assets

(“CAA”), composed by the Remuneration of Capital, Regulatory Reintegration

Quota, and Annual Cost of Movable and Immovable Facilities will be reevaluated.

No review shall be performed to metrics of PNT, OPEX, Default, Factor X etc.;

· There will be usual IRT’s between 2020 and 2022;

· In 2023, there will be a complete RTP corresponding to the 5-year period after the execution of agreement, in which the regulatory parameters will be once again established (such as PNT, OPEX, Default, Factor X, etc.).

· After 2023, there will be both IRT and RTP in the interstice of 5 years until 2048.

The new agreement will be adapted to the tariff rules of REN no. 761/2017.

4.2. Methodologies, Premises and Results for the Definition of Portion A

     Portion A is the tariff revenue component through which consumers compensate the Distributor for the costs considered as non-manageable, such as: purchase of power, sectorial charges, power transport costs, financial charges, technical losses, non-technical losses, and default.

     Since these costs are considered as non-manageable, they are directly transferred to the tariffs (pass-through) according to the rules established by the Regulator, as detailed below.

     The pass-through condition above is true for the cases in which the Distributor is within a regulatory interval of limits of losses and supercontracting.

4.2.1. Purchase of Power and Tariff Flags

     For the definition of the amount of required power, for the purposes of regulatory purchase of power, the volumes of energy were calculated for the provision and supply. The power for provision includes the total forecasted market, excluding volumes to free market, distribution, and supply.

     The Methodologies and results obtained for the total and free market forecast were presented above. The forecasts of the volumes for distribution and provision followed the estimated behavior for the total market of the concessionaire.

     Using the forecasts of regulatory losses, the total losses were estimated – technical, nontechnical, and basic network. In relation to the losses of the basic network, the percentages presented in the SPARTA spreadsheet of 2016 were maintained. The required power is obtained from the sum of supply, provision, and regulatory losses.

18 In this extraordinary review, the frozen asset base will be opened.

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     The system of flags, applied by the concessionaires connected to the National Interconnected System – SIN, has three tariff flags (green, yellow and red) which indicate if the power costs more or less, based on the conditions of generation of electricity. For the economic-financial evaluation, the same favorable scenario of generation was considered by ANEEL in the tariff procedures, i.e., a green flag scenario.

4.2.2.Charges

     The sectorial charges are all created by laws approved by the National Congress to allow the implementation of public policies in the Brazilian energetic sector. Its values are included in resolutions or decisions by the National Agency for Electric Power (ANEEL) and are paid by distributors through the electricity bill. Each charge has pre-defined objectives. The charges described below are applicable to the electric sector.

Energetic Development Account (CDE)

     CDE was created by Law No. 10.438/2002 with the objective of, among other purposes, promoting the universalization of the electric power sector in the entire national territory, funding discounts to the tariffs granted to the low income rural and residential classes, assuring the competitiveness of the energy produced from wind source, small hydroelectric power plants, biomass, natural gas, and mineral coal.

     The National Treasury may provide contributions of resources to the CDE accounts, aiming the modicity of tariffs. The CDE cost is prorated by all consumers served by the National Interconnected System (SIN). The quota value is calculated by ANEEL.

Electric Power Services Inspection Fee (TFSEE)

     The TFSEE was created with the purpose of funding the operation of ANEEL in the exercises of both activities of inspection and economic regulation.

     The Fee is paid by all consumers of electric power, levied upon the activity of the agents of distribution, generation, and transmission of electric power.

Program of Incentive to Alternative Sources of Electric Power – “PROINFA”

     PROINFA was created by Act no. 10.438/2002 and regulated by Decree no. 5.025/2004 with the purpose to fund the ANEEL operation in the exercises of both activities of inspection and economic regulation.

     Prorating of costs and of electric power contracted by the program, taking into account the Annual Plan elaborated by Centrais Elétricas Brasileiras S/A (ELETROBRAS) and the electric power market verified, both captive and free. The Act conceded exempted to consumptions of the Low Income residential subclass.

Financial Compensation for the Use of Water Resources (“CFURH”)

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     The CFURH is set forth in the Federal Constitution of 1988, with the objective of providing financial compensation to the Government, state and municipalities, for the use of water and productive lands necessary for the installation of plants for the generation of power.

System Services Charges (“ESS”)

     The ESS was created with the objective of increasing the reliability and safety of the offer of power in the country. The cost is calculated on a monthly basis by the Chamber of Commercialization of Electric Power and is paid by all consumers, captive and free, to the generation agents. It considers the dispatch of thermoelectric plants by order of merit, by energetic safety, operational restrictions, and ancillary services.

National System Operator (“ONS”)

     The contribution to the ONS was created with the objective of financing the operation of the National Electric System Operator, which coordinates and controls the operation of generators and transmitters of electric power in the National Interconnected System (SIN). The value is defined on an annually basis by the ONS and approved by ANEEL.

Research and Development and Energetic Efficiency (“P&D/EE”)

     The P&D/EE was created with the purpose of stimulating scientific and technological researches related to electric power and the sustainable use of the resources necessary to create it.

Reserve Power Charge (“EER”)

     The ERR was created with the purpose of covering costs resulting from the contracting of reserve power, including administrative, financial, and tax costs.

     The prorating among the end users of electric power of the National Interconnected System (SIN), including free consumers and self-producers only in the part of the energy resulting from the interconnection to the SIN, is defined on a monthly basis by the Chamber of Commercialization of Electric Power (CCEE), according to the formula set forth by ANEEL resolution.

     As mentioned above, the effect of Portion A is that of pass-through, i.e., costs with sectorial charges, one of the components of Portion A, will be transferred to the consumer by the tariff, thus neutral from the point of view of the economic-financial evaluation, presenting only a temporal effect, since the adjustment caused by the difference between markets of reference is subject to inflation adjustment and adjusted in the next readjustment, however, for the effects of this evaluation, such temporal effect caused by the difference between the inflation adjustment rate (SELIC) and the discount rate (WACC), was not considered by virtue of its low representativeness.

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4.2.3.Transport Costs

     Costs with the transport of power are those related to the transport of power from the generation units to the distribution systems, regulated by Resolutions 1917 and 1918, dated 06/03/2015 and Submodule 3.3 of the PRORET, being composed by the following items:

a)	Use of the transmission facilities classified as Basic Network, Basic Network at Borders, or Other Transmission Facilities (DIT) of shared use;
b)	Use of the distribution facilities;
c)	Connection to DIT of exclusive use;
d)	Connections to the distribution networks;
e)	Transport of power from Itaipu to the point of connection to the Basic Network;
f)	Use of Basic Network by the Itaipu plant; and
g)	Use of the transmission system by the generation centers connected at the voltage level of 88kV or 138kV.

     Both the use of the transmission systems and distribution system for the purposes of tariff procedures are calculated considering the amount of contracted demand for the period of reference, valued by the respective economic tariffs in force on the date of the tariff procedure.

     As mentioned above, the effect of Portion A is that of pass-through, i.e., costs with sectorial charges, one of the components of Portion A, will be transferred to the consumer by the tariff, thus neutral from the point of view of the economic-financial evaluation, presenting only a temporal effect, since the adjustment caused by the difference between markets of reference is subject to inflation adjustment and adjusted in the next readjustment, however, for the effects of this evaluation, such temporal effect caused by the difference between the inflation adjustment rate (SELIC) and the discount rate (WACC), was not considered by virtue of its low representativeness.

4.2.4.Financial

     Portion A includes costs that are transferred to the tariffs of the regulated market, but the calculation of the tariff occurs from a forecast for these costs, and the effective costs then do be different in relation to the forecast.

     The invoicing of the distributor, as a recovery of Portion A, may be higher or lower than the effective costs of Portion A, and the differences verified will be accounted in entry CVA

(“Compensation of Variation of Values of Items of Portion A”) to a posterior encounter of accounts.

     It also occurs with the cost of the thermoelectric generation contracted, which may be higher or lower than that estimated in accordance with the intensity of use of the thermal plants, which on its turn depend on the volume of rainfall, a situations especially difficult to forecast. If, at the time of the calculation of the annual readjustment, CVA has a surplus, that means that the distributor has collected, via tariff, more money has been collected that what has been effectively applied in non-manageable costs. The balance will be corrected by the SELIC rate and the financial component corresponding to CVA will be negative in the calculation of the tariff of the

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next year to compensate the surplus, thus charging against the consumer less than the economic tariff.

     As mentioned above, once the components of Portion A were considered neutral, i.e., values related to financial charges for the purposes of this economic-financial evaluation were not considered.

4.2.5. Technical Losses (“PT”)

     The electric system is divided into generation, transmission, and distribution of electric power. Distributors receive the power from the supplying agents (transmitters, generators, or other distributors), delivering it to the end consumers, either residential, commercial, rural, industrial, or pertaining to the other classes. The power measured by the Distributors in the consumption units will always be smaller than the power received from the supplying agents. This different is known as loss of power and is segregated according to its origin.

     The National Agency for Electric Power - ANEEL – shall refine, at every tariff review, a regulatory referential of losses that takes into account the performance of the concessionaire. Losses may be segmented by losses in the Basic Network, external to the distribution system of the concessionaire and with origin specifically technical, and losses in the distribution, which may have either technical or non-technical nature.

a) Concept and Characterization of the Historical Technical Losses of the Distributor

     Technical Losses (PT) are those inherent to the transport of electric power in the network, related to the transformation of electric power into thermal power in the conductors (joule effect), losses in the transformer cores, dielectric losses, etc. They may be understood as the consumption of the equipment responsible for the distribution of power. It is worthwhile noting that the degrees are defined by ANEEL upon the RTP, and kept constant by a tariff cycle.

     The most recent verification of the company’s technical losses, segmented by the transformation and grid components, was done by ANEEL by means of Technical Note No. 0237/2013-SRD/ANEEL dated November 20, 2013, process No.: 48500.002315/2013-18 Subject: Analysis of the contributions of Public Hearing no. 099/2013, related to the evaluation of the losses in the distribution system, associated with the 3rd Cycle of Periodical Tariff Review of Centrais Elétricas de Rondônia S/A – Ceron. The outcome of the verification resulted in the values established as per Table 19 and Table 20.

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Description	Amounts (MWh/year)	% Injected power
Injected power (EI)	3,637,302.011	100.000%
Supplied power (EF)	2,629,173.342	72.284%
Losses in Distribution (PD)	1,008,128.669	27.716%
Technical Losses (PT)	405,469.968	11.148%
Non Technical Losses (PNT)	602,658.701	16.569%

Source: Technical Note No. 0237/2017, ANEEL

	Passing Power (EP)	Technical Losses of the Segments		
		Upstream (PTS)	% Passing Power (IPTS)	% of the Total Injected Power
	MWh	MWh	%	%
Power Transformers A2-A4	482,679.305	3,705.541	0.768%	0.102%
Power TransformersA3-A3a	286,833.857	2,262.017	0.789%	0.062%
Power Transformers A3a-A4	2,207,373.600	15,597.051	0.707%	0.429%
Power TransformersA3a-A4	456,290.635	3,856.588	0.845%	0.106%
Power Transformers A3a-B	79,970.201	38,680.628	48.369%	1.063%
Power Transformers A4-A3	24,919.471	217.072	0.871%	0.006%
Power Transformers A4-A3a	124,989.839	1,571.927	1.258%	0.043%
Power Transformers A4-B	2,303,277.380	77,411.168	3.361%	2.128%
Net A2	494,329.643	11,650.339	2.357%	0.320%
Net A3	2,558,470.220	38,305.721	1.497%	1.053%
Net A3a	598,145.385	22,594.662	3.777%	0.621%
Net A4	3,392,323.960	157,720.454	4.649%	4.336%
Net B	1,537,956.170	21,286.650	1.384%	0.585%
Meters	1,692,866.150	5,974.685	0.353%	0.164%
Services Wires	1,692,866.150	4,635.464	0.274%	0.127%
TOTAL				11.148%

Source: Technical Note No. 0237/2017, ANEEL

Thus, ANEEL adopted, for the entire subsequent tariff cycle (2013-2017), the amount of Technical Loss of 11.15 % over the *Total Injected Power* in the distributor's system.

b) Methodology and Premises of Technical Losses Forecasting

The methodology of forecast of the technical losses of Ceron consists of: (i) evaluating the Technical Losses Rates of the supply voltage segments (IPTS) of Ceron in relation to the average of comparable companies identified in 4.3.2); and (ii) seeking the lowest value between the segmented loss of the company and the average verified for comparable companies, which will be the base for the trajectory. Below, we present the step-by-step of the applied methodology:

i. The indexes of the technical loss per supply voltage segment - grid and transformation level (IPTS) were used as a primary source for the calculation of the loss. In order to preserve the confidentiality of the information, the methodology is based on the adoption of information from public sources, namely, Technical Note No. 0237/2013-SRD/ANEEL dated November 20, 2013, process No.: 48500.002315 / 2013 -18 , "Analysis of the contributions of Public Hearing no. 099/2013, related to the evaluation of the losses in the distribution system, associated with the 3rd Cycle of Periodical Tariff Review of Centrais Elétricas de Rondônia S/A – Ceron ". With the Technical Note, ANEEL provides the losses per voltage segment, with unequivocal application and best representation of the historical information verified.

ii. The losses obtained in each voltage segment of the distributor were object of comparison with the companies having greater similarity to the concession are in evaluation, considering their specific characteristics. For Ceron, the selected comparable companies were:

   - Energisa Minas Gerais – EMG;
   - Celesc Distribuição S.A. - CELESC;
   - Centrais Elétricas do Pará – Celpa;
   - Companhia de Eletricidade do Estado da Bahia – Coelba;
   - Companhia Luz e Força Santa Cruz – CPFL Santa Cruz;
   - CEB Distribuição S/A - CEB;
   - Amazonas distribuidora de Energia – AmE;
   - Energisa Borborema distribuidora de Energia S/A – EBO.

iii. From the comparison with the similar companies, the average IPTS's obtained considered the weighted losses of each Distributor in relation to the inject power in each voltage segment. The forecasted goal for 2047 consider, by segment, the maintenance of the rates of the company when below the weighted average; or the values observed in the weighted average of comparable companies when the results demonstrate level below that currently achieved by the company.

iv. Based on the obtained results of losses per segment forecasted for 2047, a simple interpolation was used to define the intermediate values.

v. With the annual IPTS values obtained, such values were applied over the volumes of injected power per supply voltage segment, resulting the technical losses per segment, estimated to the entire period of Concession. For the consolidation of the total value of loss of the company, the same proportion of injected power as the one adopted in ANEEL Technical Note No. 0237/2013-SRD/ANEEL was used.

It shall be pointed out that ANEEL, by means of Technical Note no. 88/2017, dated May 24, 2017, defined the Ceron PT at 11.15% of the injected power until the first complete tariff review after the signature of the Concession Contracts pursuant to the bidding process. That is, the methodology described in this section applies as of the first RTP we simulated, with forecast for 2023.

c) Results

Graph 9 presents the averages of losses per voltage segment of the comparable companies and Ceron.

CERON
weigh. average of the losses per segment of the comparable distributors
Meters
A2-A4
A3-A3a
A3-A4
A3a-A4
A3a-B
A4-A3
A4-A3a
A4-B
A2 (88 a 138 kV)
A3 (69 kV)
A3a (30 a 44 kV)
A4 (2,3 a 25 kV)
B (< 2,3 kV)
6,0%
5,0%
4,0%
3,0%
2,0%
0,0%

Source: Own Elaboration

With the comparison presented item 4.2, it is possible to establish the IPTS's used as an efficiency target in the forecasts.

Table 21 - Technical Losses, Target per Voltage Segment

Voltage segment	Avg IPTS	Comp IPTS	Final goal
A1-A2	0.748%	0.000%	0.000%
A1-A3	1.243%	0.000%	0.000%
Al-A3a	11.059%	0.000%	0.000%
A1-A4	0.791%	0.000%	0.000%
A2-A2	0.000%	0.000%	0.000%
A2-A3	0.538%	0.000%	0.000%
A2-A3a	0.398%	0.000%	0.000%
A2-A4	0.560%	0.768%	0.560%
A3-A2	0.738%	0.000%	0.000%
A3-A3a	0.509%	0.789%	0.509%
A3-A4	0.610%	0.707%	0.610%
A3a-A2	2.270%	0.000%	0.000%
A3a-A4	0.267%	0.845%	0.267%
A3a-B	5.581%	48.369%	5.581%
A4-A3	0.000%	0.871%	0.871%
A4-A3a	0.711%	1.258%	0.711%
A4-B	3.000%	3.361%	3.000%
B-A4	0.000%	0.000%	0.000%
Al (< 230 kV)	1.787%	0.000%	0.000%
A2 (88 a 138 kV)	1.838%	2.357%	1.838%
A3 (69 kV)	2.610%	1.497%	1.497%
A3a (30 a 44 kV)	3.431%	3.777%	3.431%
A4 (2,3 a 25 kV)	2.364%	4.649%	2.364%
B (< 2,3 kV)	2.508%	1.685%	1.685%
Energy meters	0.400%	0.353%	0.353%
Branch*	0.000%	0.000%	0.000%

* Incoroporated in "B (<2.3 kV)"

Source: Own Elaboration

Based on the IPTS forecasts, the forecasted loss is established. The forecasts for annual IPTS's and consolidated technical losses are demonstrated in line "Forecast of the Technical Loss %" and "Forecast of Regulatory Technical Loss %" from Table 22.

Annual segment loss projection. considering the regulatory limits established by ANEEL (MWh)

Voltage segment	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
A1-A2			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A3			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A3a			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A4			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A2			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A3			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A3a			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A4			0.761%	0.753%	0.746%	0.739%	0.732%	0.725%	0.718%	0.710%	0.703%	0.696%	0.689%	0.682%	0.675%	0.668%
A3-A2			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3-A3a			0.779%	0.769%	0.760%	0.750%	0.740%	0.731%	0.721%	0.711%	0.702%	0.692%	0.682%	0.673%	0.663%	0.653%
A3-A4			0.703%	0.700%	0.697%	0.693%	0.690%	0.687%	0.683%	0.680%	0.676%	0.673%	0.670%	0.666%	0.663%	0.660%
A3a-A2			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3a-A4			0.825%	0.805%	0.785%	0.766%	0.746%	0.726%	0.706%	0.686%	0.666%	0.646%	0.626%	0.606%	0.586%	0.566%
A3a-B			46.893%	45.418%	43.942%	42.467%	40.992%	39.516%	38.041%	36.565%	35.090%	33.614%	32.139%	30.663%	29.188%	27.713%
A4-A3			0.871%	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%
A4-A3a			1.239%	1.220%	1.201%	1.182%	1.163%	1.144%	1.126%	1.107%	1.088%	1.069%	1.050%	1.031%	1.012%	0.994%
A4-B			3.348%	3.336%	3.324%	3.311%	3.299%	3.286%	3.274%	3.261%	3.249%	3.236%	3.224%	3.211%	3.199%	3.187%
B-A4			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1 (< 230 kV)			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2 (88 - 138 kV)			2.339%	2.321%	2.303%	2.285%	2.267%	2.249%	2.231%	2.214%	2.196%	2.178%	2.160%	2.142%	2.124%	2.106%
A3 (69 kV)			1.497%	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%
A3a (30 a 44 kV)			3.766%	3.754%	3.742%	3.730%	3.718%	3.706%	3.694%	3.682%	3.670%	3.658%	3.646%	3.634%	3.622%	3.610%
A4 (2.3 a 25 kV)			4.571%	4.492%	4.413%	4.334%	4.255%	4.177%	4.098%	4.019%	3.940%	3.861%	3.782%	3.704%	3.625%	3.546%
B (< 2.3 kV)			1.685%	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%
Meters			0.353%	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%
Segments *			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
Projection of Technical Losses %	0.00%	0.00%	11.02%	10.90%	10.77%	10.65%	10.52%	10.40%	10.27%	10.15%	10.02%	9.90%	9.77%	9.65%	9.52%	9.40%
Technical Losses, recent base approved by ANEEL	11.15%	11.15%	11.15%													
Projection of the Technical Regulatory Loss %				11.02%	11.02%	11.02%	10.65%	10.65%	10.65%	10.65%	10.65%	10.02%	10.02%	10.02%	10.02%	10.02%

Voltage segment	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
A1-A2	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A3	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A3a	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A4	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A2	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A3	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A3a	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A4	0.660%	0.653%	0.646%	0.639%	0.632%	0.625%	0.618%	0.610%	0.603%	0.596%	0.589%	0.582%	0.575%	0.567%	0.560%
A3-A2	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3-A3a	0.644%	0.634%	0.625%	0.615%	0.605%	0.596%	0.586%	0.576%	0.567%	0.557%	0.547%	0.538%	0.528%	0.518%	0.509%
A3-A4	0.656%	0.653%	0.650%	0.646%	0.643%	0.640%	0.636%	0.633%	0.630%	0.626%	0.623%	0.620%	0.616%	0.613%	0.610%
A3a-A2	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3a-A4	0.546%	0.526%	0.506%	0.487%	0.467%	0.447%	0.427%	0.407%	0.387%	0.367%	0.347%	0.327%	0.307%	0.287%	0.267%
A3a-B	26.237%	24.762%	23.286%	21.811%	20.335%	18.860%	17.384%	15.909%	14.434%	12.958%	11.483%	10.007%	8.532%	7.056%	5.581%
A4-A3	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%	0.871%
A4-A3a	0.975%	0.956%	0.937%	0.918%	0.899%	0.880%	0.861%	0.843%	0.824%	0.805%	0.786%	0.767%	0.748%	0.729%	0.711%
A4-B	3.174%	3.162%	3.149%	3.137%	3.124%	3.112%	3.099%	3.087%	3.074%	3.062%	3.050%	3.037%	3.025%	3.012%	3.000%
B-A4	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1 (< 230 kV)	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2 (88 - 138 kV)	2.088%	2.070%	2.052%	2.035%	2.017%	1.999%	1.981%	1.963%	1.945%	1.927%	1.909%	1.891%	1.873%	1.855%	1.838%
A3 (69 kV)	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%	1.497%
A3a (30 a 44 kV)	3.598%	3.586%	3.575%	3.563%	3.551%	3.539%	3.527%	3.515%	3.503%	3.491%	3.479%	3.467%	3.455%	3.443%	3.431%
A4 (2.3 a 25 kV)	3.467%	3.388%	3.310%	3.231%	3.152%	3.073%	2.994%	2.916%	2.837%	2.758%	2.679%	2.600%	2.522%	2.443%	2.364%
B (< 2.3 kV)	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%	1.685%
Meters	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%	0.353%
Segments *	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
Projection of Technical Losses %	9.27%	9.15%	9.02%	8.90%	8.77%	8.65%	8.52%	8.40%	8.27%	8.15%	8.02%	7.89%	7.77%	7.64%	7.52%
Projection of the Technical Regulatory Loss %	9.40%	9.40%	9.40%	9.40%	9.40%	8.77%	8.77%	8.77%	8.77%	8.77%	8.15%	8.15%	8.15%	8.15%	8.15%

Nota Técnica ANEEL nº 0237/2013-SRD/ANEEL - CERON	11.148%

*Incorporated in "B (<2.3 kV)"

Source: Own Elaboration

Based on the forecast values per segment, applied to the amounts of injected power in the substations and the grids of the concessionaire, the annual percentage of losses was forecasted for the company. Graph 10 presents the forecast of the percentage of regulatory losses.

Graph 10 – Forecast of regulatory technical losses of Ceron

11.15%
11.148%
10.65%
10.02%
9.40%
8.77%
8.15%
Technical losses, recent base approved by ANEEL
ANEEL Tech. Note 0237/2013 - SRD/ANEEL -

Source: Own Elaboration

In summary, the methodology aims at reflecting the results of the forecast model, the average value of the performances of the technical losses per voltage segment of the comparable companies, when they are shown as more efficient. Thus, the forecast gathers a set of feasible technical possibilities, endorsed by the experiences of the agents in the market, to achieve the established reduction.

4.2.6. Non-Technical Losses ("PNT")

a) Concept and Characterization of Historical Non-Technical Losses of the Distributor

Non-Technical Losses (PNT) are those corresponding to the difference between the total losses and the technical losses, considering, therefore, all other losses associated with the electric power distribution, such as electricity thefts, measurement errors, errors in the invoicing procedure, consumption units without measurement equipment, etc. This type of loss is associated with the commercial management of the Distributor, with the socio-economic conditions of the consumption units, cultural, sociological, and institutional aspects that characterize the area of concession.

Graph 11 illustrates the historical variation of the Real and Regulatory Non-Technical Losses of Ceron The Distributor presents Real PNT levels approximately 4.65 times higher than the regulatory PNT, demonstrating difficulty to achieve the regulatory level.

45.00%
40.00%
35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
38.74%
30.42%
22.10%
21.53%
12.53%
11.13%
9.73%
8.33%
2013
2014
2015
2016
Invoiced Real PNT
Reg. Invoiced

Source: ANEEL Targets - 3CRTP of the Distributor and information from Ceron. Real losses were obtained pursuant to the data of energetic balances provided by the company.

b) Forecast Methodology of Regulatory Non-Technical Losses

The correct application of the regulation model per comparison in the treatment of the non-technical losses requires the identification of the several non-manageable factors that differentiate the areas of concession. For the analysis of regulatory Non-Technical Losses, ANEEL identifies the comparable companies through a "complexity factor" that aggregates the most relevant variables to explain the different levels of non-technical losses. This rate allows to compare the distribution companies regarding their socio-economic indicators. Once the position of the companies is identified in the ranking of complexity, it is possible to conclude that companies with smaller non-technical losses, however in areas of concession identified with a higher degree of socio-economic complexity, are more efficient and therefore area a reference to the others. The rate created by ANEEL to compare the distribution companies in relation to the level of non-technical loss was based on an Linear Regression Analysis, with data in a panel. The models that have been used compared the levels of Non-Technical Losses with socio-economic variables of the area of concession, such as violence, inequity, precariousness, infrastructure, and credit default.

The use of regression occurs due to the need of statistically "testing" which variables should be included in the analysis, i.e., which variables explain better the phenomenon of non-technical losses. The methodology used in the 4th cycle of tariff reviews is detailed in ANEEL Technical Note no. 106/2015. The variables analyzed are described in Table 23. They summarize those commonly mentioned in works about commercial losses of power and/or studies on criminality that explain the phenomenon of commercial losses.

The evaluations were performed from a vast database, covering the 63 Distribution companies. The models consider non-technical losses and socio-economic variables in the period from 2003 to 2013. Information of the 2010 CENSUS were also used. ANEEL establishes that these studies should be updated according to the disclosure of the 2020 CENSUS. Aiming at preserving the consistency with the regulation force, the levels of Non-Technical Losses for the designated companies were estimated and forecasted based on the parameters and models of Technical Note no. 106/2015.

Code	Social economic variable	Source
vio	Violence – Deaths by Aggression	DATASUS
pob2	% of people with income per capita inferior to 4 minimum wages	IBGBIPEA
gini	Gini	IBGE
sub2	Precariousness • % people in substandard homesCenso 2010)	IBGE
lixou	Garbage collection - Urban	IBGE
inad	Default of the credit sector -BACEN	BACEN
Mbr.MblMbr	Low income Market (Total B1 market)	SAMP
Mbr.Mbt	Low income Market (Total BT market)	SAMP

Source: Technical Note no. 106/2015, ANEEL

In light of the several possibilities of simulation, Technical Note no. 106/2015 selected three regression models in which mainly the following have been observed: (i) the significance of the estimated coefficients related to each variable and the relationship between it and the level of non-technical losses; (ii) the coherence for the signal of the coefficients in relation to the expected; (iii) the relevance of the variable for the explanation of the non-technical losses; and (iv) the contributions received in previous public hearings.

Table 24 presents the models chosen to define the regulatory non-technical losses for the 4th cycle of tariff review of the electric power Distributors.

Models	Social economic variants
C	sub2. lixo.u. pob2, Mbr.MblMbr, inad
G[1]	sub2, lixo.u. gini. inad
K	sub2, lixo.u. pob2, Mbr.Mbt. vio

Source: Technical Note no. 106/2015, ANEEL

Once the parameters are estimated, the rate that allows the comparison of the companies is then built. The rate for an "A" company, for instance, is the result of Equation 9.

$$\sum_{i=1}^{n} X_i^A . \beta_i$$

where

X_i^A =Variant value of "I" for the company "A";

β_i = Value of the regression coefficient estimated for the variant

Table 25 presents the index of complexity and deviations resulting from the regression models built from the three selected econometric models (C, G and K) for the 6 designated companies.

On its turn, Table 26 calculates the complexity factors verified for each company. It is possible to note that, for the purposes of comparison, Technical Note no. 106/2015 divided the companies into two groups, being considered as large size (Group 1) those having market greater than 1,000 GWh/year and serving more than 50 thousand consumption units or with more than 15,000 km of electric network. The other companies are considered of Group 2. Small companies tend to present greater facility to combat non-technical losses than large companies.

COMPANY	INDEX C	DEVIATION C	INDEX G	DEVIATION G	INDEX K	DEVIATION K
Amazonas	0.37	0.04	0.34	0.05	0.39	0.04
Ceal	0.27	0.02	0.24	0.02	0.29	0.03
Cepisa	0.26	0.02	0.25	0.03	0.25	0.02
Eletroacre	0.25	0.02	0.24	0.02	0.24	0.02
Ceron	0.19	0.02	0.19	0.02	0.19	0.02
Boa Vista (Capital)	0.07	0.03	0.06	0.03	0.09	0.03

Source: Technical Note no. 106/2015, ANEEL

COMPANY	IC	Ranking	Size
Amazonas	0.364	4	Large (Group 1)
Ceal	0.266	8	Large (Group 1)
Cepisa	0.257	10	Large (Group 1)
Eletroacre	0.243	12	Large (Group 1)
Ceron	0.191	18	Large (Group 1)
Boa Vista (Capital)	0.074	44	Small (Group 2)

Source: Technical Note no. 106/2015, ANEEL

i. Analysis of the Potential of Reduction of Non-Technical Losses

Once the positions of the concessionaires are defined in each ranking of socio-economic complexity, it is possible to conclude that companies with small non-technical losses and in areas of concession identified as having greater or equal socio-economic complexity are more efficient, and, therefore, reference to the others.

Initially, the goal of reduction of losses of a certain company, once the comparable benchmark is identified, would correspond to the very own load of the benchmark. However, as per ANEEL's methodology, a differentiated treatment is given as a form of making the calculation procedure more robust, treating the uncertainty regarding the position of the companies in the ranking, as a combination of the value of losses adopted by the benchmark with the probability of having the benchmark in fact in a more complex area of concession. With this purpose, a table of probabilities of a given concessionaire being above or below the benchmark was built. The table of probability allows the calculation of the reference weight to all potential benchmarks of each concessionaire and will then determines goal of the company, as per Equation 10

Equation 10 - Calculation of Targets of Non-Technical Losses

$$E\,(Company\ i\ Goal) = Prob\,(\bullet) * Losses\,(benchmark) + [1 - Prob\,(\bullet)] * Losses\,(i)$$

Where:

Prob (•) = Likelihood of the benchmark being on the more complex concession area, equal to the likelihood of the company i being in the less complex concession area.

Thus, instead of establishing the very own loss performed by the benchmark as the potential of reduction, the methodology defines a weighted average of the loss performed by the *target* or loss performed by the concessionaire in a review procedure. Thus, the greater the probability of comparison with the identified benchmark, the greater will be the weight of the non-technical loss of the target company. The smaller the probability of comparison, the greater will be the weight of the non-technical loss of the analyzed company. By virtue of the consideration of three econometric models, the operation adopted to obtain a single reference of goal of losses is the calculation of the arithmetic average of the goals calculated to each one of the models as indicated in Equation 11.

Equation 11 - Global Target

$$E(\,Goal\ Company_i\,) = \frac{\sum_{j=1}^{n} E(\,Goal\ Company_i\,)_j}{n}$$

Where:

$E(\,Goal\ Company_i\,) =$ Reduction potential of company i

$E(\,Goal\ Company_i\,)_j =$ Reduction potential of company I according to model j

$n =$ Number of models selected

ii. Trajectory of Reduction of Non-Technical Losses

The potential of reduction of losses represents the parcel of inefficiency of the Distributor, thus being necessary to eliminate the excess of losses that should not be performed by the concessionaire. This is translated in the establishment of trajectories of reduction for the regulatory losses. ANEEL determined that the trajectories of reduction of non-technical losses should be established observing three characteristics of the area of concession: the socio-economic complexity, level of non-technical losses and size of the concessionaire. The objective of this division was to establish differentiated trajectories to the Distributors, according to the degree of difficulty in the combat of non-technical losses. Thus, the criterion of definition for the trajectory occurs by:

- To companies of Group 1 with regulatory percentage (measured) above 7.50% and companies of Group 2 with regulatory percentage above 11.50%:

$$\%\,reduction\ speed = \frac{\%\,regulatory\ PNT}{8} - \frac{15}{16}$$

  Where the percentage of reduction speed represent the average of fall of the non-technical losses determined for the years of the review cycle of the companies. The percentage of regulatory Non-Technical Losses represents the non-technical losses of the companies defined in the tariff review procedure of the companies.

- To companies of Group 2 with regulatory percentage (measured) from 2.50% to 11.50%:

% reduction speed = 0.50% per annum;

- To companies of Group 1 and Group 2 with regulatory percentages below 7.50% and 2.50%, respectively, *there will be no trajectory of reduction*.

Figure 16 illustrates the trajectory of reduction of non-technical losses, according to the criteria determined above for the definition of the percentage of the speed of reduction.

%
3.0
2.5
2.0
1.5
1.0
0.5
-
% Reduction Speed
-
2.5
5.0
7.5
10.0
12.5
15.0
17.5
20.0
22.5
25.00
27.5
30.0
%
% PNT

Figure 16 – Trajectory of reduction

Source: Technical Note no. 106/2015, ANEEL

     The trajectory of reduction will be the result of the comparison between the goal and the starting point, both considering the non-technical losses of the measured market. As a general rule, the definition of the trajectory will observe the limits of annual reduction defined in equations (I) and (II). In case the trajectory calculated for the concessionaire surpasses the maximum annual rate of reduction defined by the equation, the limit of the reduction shall prevail.

iii. Definition of the Starting Point

     The starting point of non-technical losses is a referential value for the tariff year immediately before the year of the tariff review. In the definition of the starting point of nontechnical losses, the percentage of non-technical losses of the measured market is used. The definition of the starting point will be given by:

a)	Group 1: Maximum 7.50%; Minimum (Goal 3, Measured CRTP, Average of the last
	4	years);
b)	Group 2: Maximum 2.50%; Minimum (Goal 3, Measured CRTP, Average of the last
	4	years).

The exceptions of the general rule are applied in the following cases:

1.	When the company has already been adopting low levels of non-technical losses,
	below	7.50% to companies of Group 1 and below 2.50% to companies of Group 2,
	then	the average of non-technical losses adopted over the measured market in the
	last	four (4) calendar years shall be considered;
2.	Companies with low probability of comparison shall be subject to a complementary
	analysis	and a diagnostics analysis that take into account the degree of effort of the
	Distributor	to combat losses;
3.	Concessionaires whose goals to be established by the methodology are greater than
	the	starting point established by the goal of 3CRTP and not included in the item
	above.	Then:
	a.	In case the goal obtained with the non-technical losses of the company of 3CRTP is greater than the goal established with the most recent loss, the goal obtained with the most recent loss will be used as the starting point, without trajectory of reduction;
	b.	In case the goal obtained with the non-technical losses of the company of 3CRTP is greater than the starting point, but smaller than the goal established with the most recent loss, the goal obtained with the non-technical losses of 3CRTP shall be used as the starting point, without trajectory of reduction;
	c.	In case the goal obtained with the non-technical losses of the company of 3CRTP is smaller than the starting point, the starting point shall be defined according

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to the equations of items (iii.a) and (iii.b), however without trajectory of reduction.

The concessionaire Ceron did not fit any of the items above.

Table 27 summarizes the rules of definition of the starting point.

Table 27 - Summary of Definition of the Starting Point

General Rule	Exceptions
Maximum [7.5% or 2.5% Min (goal 3 CRTP Measured, Avg of the last 4 years)]	**a) Companies with losses** Average of the last 4 years **b) Low probability of comparison (percentile 90)** Supplementary analysis and diagnostic **c) Upper goal to the start point defined 3rd CRTP*** Check the reason of the increase of the target (Fixed trajectory)

*Except the companies with low comparison probability (item B).

Source: Technical Note No. 106/2015, ANEEL

Table 28 exemplifies the estimate procedure of the regulatory Non-Technical Losses of Distributor Escelsa, in the period from 2016 to 2018, according to Technical Note no. 243/2016-SGT/ANEEL. The methodology of estimate begins with the calculation of the Starting Point, before evaluating the possibility of inclusion in the cases of exceptions. Following that, the calculation of the goal of the company is made based on the losses of the benchmarks found in the table of goals. Then the analysis of flexibilization of the starting point is carried out, followed by the determination of the regulatory goal based on the criteria of trajectory and speed of reduction of the non-technical losses, as explained in the sub-items above. The calculation of the goal is made considering the measured market of the concessionaire while its application must cover the invoiced market. To meet this condition, at the end of the determination procedure a percentage is subtracted from its value, which represents the different of invoiced and measured market.

Table 28 - Example of Forecast of the Regulatory Non-Technical Losses

1 - Calculation of the Start Point before the flexibility analysis

Description	Non Technical Losses (% BT)
1. 3rd Cycle Goal (Invoiced)	7.87%
2. Difference between measured and invoiced (average of the 4 last years)	0.61%
3. 3rd Cycle Goal (Measured) [1. + 2.]	8.48%
4. Historical Average (Measured)	20.05%
5. Start Point [ = maximum (7.5% and Minimum (3 and 4) ]	8.48%
2 - Calculation of the goal based on the
Benchmarks
Description	Model C	Model G	Model K
Benchmark Company	ELETROPAULO	ESE	ELETROPAULO
6. Benchmark Loss (PNT/BT)	9.38%	4.74%	9.38%
7. ESCELSA Loss (PNT/BT)	18.93%	18.93%	18.93%
8. Comparison Probability	72.64%	55.94%	59.97%
9. Goal based on each Benchmark [ 7. X 5. + ( 1.- 7.) x 6. ]	11.99%	10.99%	13.20%
10. Average goal of the Benchmarks [average(8) ]		12.06%
3 - Calculation of the Start and Arrival Point after the flexibility analysis
Description	Model C	Model G	Model K
Benchmark Company	ELETROPAULO	ESE	ELETROPAULO
11. Benchmark Loss (PNT/BT)	9.38%	4.74%	9.38%
12. ESCELSA Loss (PNT/BT) - Reference 3rd Cycle Losses	21.95%	21.95%	21.95%
13. Comparison Probability	72.64%	55.94%	59.97%
14. Goal based on each Benchmark [7.x5.+(1.-7.)x6.]	12.81%	12.32%	14.41%
15. Average goal of the Benchmarks [average(8) ]		13.18%
16. Start Point [ = maximum (5. and 10.)		12.06%
17. Arrival Point = start point)(10 and 16)		12.06%
4 - Definition of the Regulatory
Goal			2017	2018
Description	Start Point	2016
PNT/BT Path (start point to the goal)	12.06%	12.06%	12.06%	12.06%
Reduction Pace (p.a.)		0.00%	0.00%	0.00%
Reduction Limit (p.a.)		0.00%	0.00%	0.00%
Regulatory PNT/BT Reference (measured)	12.06%	12.06%	12.06%	12.06%
Difference between measured and invoiced	0.61%	0.61%	0.61%	0.61%
Regulatory Reference PNT/BT (invoiced)	11.45%	11.45%	11.45%	11.45%
Regulatory Reference PT/Einj	7.14%	7.14%	7.14%	7.14%

Source: Example Escelsa based on the data from Technical Note no. 243/2016-SGT/ANEEL.

c) Premises for Forecasting Regulatory Non-Technical Losses

     The forecasts of Regulatory Non-Technical Losses to the designated companies were made based on the successive application, until 2047, of the mechanisms of definition of goals, starting points, and trajectories detailed in Technical Note no. 106/2015. The models considered for the forecast of the trajectory of goals of losses were estimated based on data defined at the time.

     Review cycles of 5 years were considered for the forecasting of regulatory Non-Technical Losses of goals, according to the calendar shown by Figure 17 (observing the goals established by Homologation Resolution no. 2.184/2016, applicable to distributors AME, Boa Vista, and CEA). The Regulatory Non-Technical Losses of the last review cycle (3CRTP) were considered for years 2017 to 2023. This level is updated upon the 1st RTP of the new concessionaire (2023).

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*Extraordinary Tariff Review. Parameters of Non-Technical Losses are not estimated.

Figure 17 - Periodicity of Forecast of Regulatory Non-Technical Losses Targets

Source: Own Elaboration

     To define the goals, it is considered that the difference between measured and invoiced (median of the last 4 years) of the companies is constant and equal to the most recent data informed.

d) Assumptions for Forecasting Real Non-Technical Losses

     During the regime of Provisional Provision, in force in 2017 and possibility in the beginning of 2018, it has been considered that the economic, financial, and technical-managerial difficulties will limit the last-longing gains of efficiency in the combat to Non-Technical Losses. Therefore, it has been defined that to the 6 companies from the Eletrobras Group, the current degree of real PNT (related to 2016) shall remain in force until the beginning of the new administration in 2018.

     After 2019, it is considered as the beginning of a new phase in the combat to Non-Technical Losses, with successive gains of efficiency and efficacy of these activities. To identity the trajectory of real Non-Technical Losses, the analyzed companies were divided into 3 groups.

     The first group includes companies AME and CERON, whose difference between the invoiced and the regulatory Non-Technical Loss verified is greater than 30%. For this first group, there is a forecast of reduction of the Non-Technical Losses verified stronger than the others in the first 5 years, due to the high incentive to combat that such differences motivate to the new administration. This additional reduction is forecasted based on the calculated fall by the equation that relates the speed of reduction and the degree of losses of Technical Note no. 106/2015. In addition to this reduction in the first 5 years, forecasts were also made based on the use of the

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performance of reduction of the real Non-Technical Losses of benchmark companies identified in the 3 statistical models (C, G and K of Technical Note no.106/2015).

The second group includes companies CEAL, CEPISA and ELETROACRE, which have the following common characteristics: (i) the difference between verified and regulatory invoiced PNT is below 30%. (as observed in Table 29) and (ii) they are at a close level of socio-economic complexity, which reflects in similarity related to the difficulties to fight PNT (as per Table 30).

Company	BilledReal Loss	Billed Regulatory Loss	Billed Real and Regulatory Loss Difference
AmE	116.74%	41.54%	75.20%
Ceron	38.74%	8.33%	30.41%
Eletroacre	26.02%	11.28%	14.74%
Ceal	41.35%	15.67%	25.68%
Cepisa	37.00%	13.93%	23.07%
Boa Vista	10.29%	11.05%	-0.76%

Source: 2016 data for real and regulatory loss. Except for AME, where we used a regulatory loss invoiced in force before REN no. 2,184/16. The data of Boa Vista reflect only the State Capital, due to the unavailability of such information to the countryside area.

Large Distributors	Complexity Index
CELPA	0.503
LIGHT	0.377
AMAZONAS ENERGIA	0.364
CEMAR	0.315
CELPE	0.313
COELBA	0.284
CEAL	0.266
ELETROPAULO	0.265
CEPISA	0.257
COELCE	0.253
ELETROACRE	0.243

Source: Technical Note No. 106/2015, ANEEL

To these companies, the trajectory of reduction of real losses will be equal to the average of reductions (percent per year) of real Non-Technical Losses in historical 5-year periods of companies CELPE, CEMAR, and COELBA.

The third group includes Boa Vista, which is nearer its regulatory target. In this case, the trajectory of real losses is supported by the benchmark companies SANTA MARIA – in model K and FORCEL in models C and G.

The average of reductions (percent per year) of real Non-Technical Losses was calculated for the benchmark companies, in historical 5-year periods between years 2003 and 2016. Based on such real performance, reductions have been forecasted for the designated companies until their reach the simulated goal in the regulatory model. When achieving the regulatory goal before 2047, a new target is calculated from the average of the smallest real PNT of the benchmark companies, using the technique of linear interpolation in the intermediate years.

e) Result for PMT Target Forecasts

Assuming the premises of forecast and with successive application of the models, starting points, and trajectories, it was possible to forecast the goals of regulatory non-technical losses and potential for reduction of real PNT. Since the goal depends on the performance of the analyzed company and its benchmark, with the successive drop of the real Non-Technical Losses due to a higher efficiency and efficacy of combat, there is a progressive reduction of the goal until the loss limiters (measures) defined in the methodology are found. Figure 18 presents the dynamics of target forecasting.

4th Cycle
Real PNT Trajectory
Application of the RTP models based on the Real PMT trajectory
PNT Base of the 2016 Benchmarks
Projection of Regulatory Targets of 2023 to 2047

Figure 18 - Dynamics of the Regulatory PNT Target Forecast

Source: Own Elaboration

By means of simulation of regulatory PNT made for Ceron, it is possible to observe that upon the drop in the real loss, the company gains new benchmarks with even more demanding standards. Its benchmark company is the concessionaire Coelba e Energisa Borborema in the beginning, but in the final rounds, when we get closer to the end of the contract, the real loss decreases, and the benchmark tends to be smaller companies, such as ESE. It is observed that the difference between the measured and the invoiced PNT is 2.09%, which reduces the regulatory PNT of Ceron, when we consider the invoiced market. Graph 12 presents the result from the forecasts of PNT targets and verified using the invoiced market as a base.

PNT Calculated
PNT Calculated Projected
Limits Approved
Limits Projected
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
39%
30%
22%
21%
13%
11%
10%
8%
6%
5%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047

Source: Own Elaboration

The tables below present the forecast of PNT by period of analysis, demonstrating the step-by-step of the calculation made.

Table 31 - Forecast Regulatory PNT 2023 to 2027

1 - Calculation of the Start Point before the flexibility analysis						
Description	Non Technical Losses (% BT)					
1. 3rd Cycle Goal (Invoiced)	8.33%					
2. Difference between measured and invoiced (average of the 4 last years)	2.09%					
3 3rd Cycle Goal (Measured) [1 + 2]	10.42%					
4. Historical Average (Measured)	34.83%					
5 Start Point [Historic Measure)	10.42%					
2 - Calculation of the goal based on the Benchmarks						
Description	Model C	Model G	Model K			
Benchmark Company	EBO	ESE	EBO			
6. Benchmark Loss (PNT/BT)	7.12%	6.82%	7.12%			
7. ELETROACRE loss (PNT/BT)	28.83%	28.83%	28.83%			
8. Comparison Probability	90.60%	79.20%	90.10%			
9. Goal based on each Benchmark (8. x 6. + (1. - 8.) x 7.]	9.16%	11.40%	9.27%			
10. Average goal of the Benchmarks [average(9)]		9.94%				
3 - Calculation of the Start Point before the flexibility analysis						
Description	Model C	Model G	Model K			
Benchmark Company	EBO	ESE	EBO			
11. Benchmark Loss (PNT/BT)	7.12%	6.82%	7.12%			
12 ELETROACRE Loss (PNT/BT)	40.83%	40.83%	40.83%			
13 Comparison Probability	90.60%	79.20%	90.10%			
14. Goal based on each Benchmark [13. x 11. + (1. - 13.) x 12.]	10.29%	13.89%	10.46%			
15. Average goal of the Benchmarks [average(14)]		11.55%				
16 Start Point [= 5)]		10.42%				
17 Goal [= Starting Point		9.94%				
Description	Start Point	2023	2024	2025	2026	2027
PNT/BT Path (start point to the goal)	10.42%	10.32%	10.23%	10.13%	10.04%	9.94%
Reduction Pace (p.a.)		-0.10%	-0.10%	-0.10%	-0.10%	-0.10%
Reduction Limit (p.a.)		-0.10%	-0.10%	-0.10%	-0.10%	-0.10%
Regulatory Reference PNT/BT (measured)	10.42%	10.32%	10.23%	10.13%	10.04%	9.94%
Difference between measured and invoiced	2.09%	2.09%	2.09%	2.09%	2.09%	2.09%
Regulatory Reference PNT/BT (invoiced)	8.33%	8.23%	8.14%	8.04%	7.95%	7.85%

Source: Self elaborated based on the methodology presented in TN No. 106/2015, ANEEL

Table 32 - Forecast Regulatory PNT 2028 to 2032

1 - Calculation of the Start Point before the flexibility analysis						
Description	Non Technical Losses (% BT)					
1. 3rd Cycle Goal (Invoiced)	7.85%					
2. Difference between measured and invoiced (average of the 4 last years)	2.09%					
3 3rd Cycle Goal (Measured) [1.+2.]	9.94%					
4. Historical Average (Measured)	19.33%					
5 Start Point [Historic Measure)	9.94%					
2 - Calculation of the goal based on the Benchmarks						
Description	Model C	Model G	Model K			
Benchmark Company	EBO	ESE	ESE			
6. Benchmark Loss (PNT/BT)	7.12%	6.82%	6.82%			
7. ELETROACRE loss (PNT/BT)	17.83%	17.83%	17.83%			
8. Comparison Probability	90.60%	79.20%	88.60%			
9. Goal based on each Benchmark (8. x 6. + (1. - 8.) x 7.]	8.13%	9.11%	8.07%			
10. Average goal of the Benchmarks [average(9)]		8.44				
3 - Calculation of the Start Point before the flexibility analysis						
Description	Model C	Model G	Model K			
Benchmark Company	EBO	ESE	ESE			
11. Benchmark Loss (PNT/BT)	7.12%	6.82%	6.82%			
12 ELETROACRE Loss (PNT/PT)	20.83%	20.83%	20.83%			
13 Comparison Probability	90.60%	79.20%	88.60%			
14. Goal based on each Benchmark [13. x 11. + (1. - 13.) x 12.]	8.41%	9.73%	8.42%			
15. Average goal of the Benchmarks [average(14)]		8.85%				
16 Start Point [= 5)		9.94%				
17 Goal [= Starting Point		8.44%				
Description	Start Point	2028	2029	2030	2031	2032
PNT/BT Path (start point to the goal)	9.94%	9.64%	9.34%	9.04%	8.74%	8.44%
Reduction Pace (p.a.)		-0.30%	-0.30%	-0.30%	-0.30%	-0.30%
Reduction Limit (p.a.)		-0.30%	-0.27%	-0.23%	-0.20%	-0.18%
Regulatory Reference PNT/BT (measured)	9.94%	9.64%	9.37%	9.14%	8.94%	8.76%
Difference between measured and invoiced	2.09%	2.09%	2.09%	2.09%	2.09%	2.09%
Regulatory Reference PNT/BT (invoiced)	7.85%	7.55%	7.29%	7.05%	6.85%	6.67%

Source: Self elaborated based on the methodology presented in TN No. 106/2015, ANEEL

Table 33 - Forecast Regulatory PNT 2033 to 2037

1- Calculation of the Start Point before the flexibility analysis						
Description	Non Technical Losses (% BT)					
1. 3rd Cycle Goal (Invoiced)	6.67%					
2. Difference between measured and invoiced (average of the 4 last years)	2.09%					
3 3rd Cycle Goal (Measured) [1.+2.]	8.76%					
4. Historical Average (Measured)	14.33%					
5 Start Point [Historic Measure)	8.76%					
2 - Calculation of the goal based on the Benchmarks						
Description	Model C	Model G	Model K			
Benchmark Company	EBO	ESE	ESE			
6. Benchmark Loss (PNT/BT)	7.12%	6.82%	6.82%			
7. ELETROACRE loss (PNT/T)	12.83%	12.83%	12.83%			
8. Comparison Probability	90.60%	79.20%	88.60%			
9. Goal based on each Benchmark (8. x 6. + (1. - 8.) x 7.]	7.66%	8.07%	7.50%			
10. Average goal of the Benchmarks [average(9)]		7.74%				
3 - Calculation of the Start Point before the flexibility analysis						
Description	Model C	Model G	Model K			
Benchmark Company	EBO	ESE	ESE			
11. Benchmark Loss (PNT/BT)	7.12%	6.82%	6.82%			
12 ELETROACRE Loss (PNT/BT)	15.83%	15.83%	15.83%			
13 Comparison Probability	90.60%	79.20%	88.60%			
14. Goal based on each Benchmark [13. x 11. + (1. - 13.) x 12.]	7.94%	8.69%	7.85%			
15. Average goal of the Benchmarks [average(14)]		8.16%				
16 Start Point [= 5)		8.76%				
17 Goal [= Starting Point		7.74%				
Description	Start Point	2033	2034	2035	2016	2037
PNT/BT Path (start point to the goal)	8.76%	8.55%	8.35%	8.15%	7.95%	7.74%
Reduction Pace (p.a.)		-0.20%	-0.20%	-0.20%	-0.20%	-0.20%
Reduction Limit (p.a.)		-0.16%	-0.14%	-0.12%	-0.11%	-0.09%
Regulatory Reference PNT/BT (measured)	8.76%	8.60%	8.46%	8.34%	8.24%	8.14%
Difference between measured and invoiced	2.09%	2.09%	2.09%	2.09%	2.09%	2.09%
Regulatory Reference PNT/BT (invoiced)	6.67%	6.51%	6.37%	6.25%	6.15%	6.06%

Source: Self elaborated based on the methodology presented in TN No. 106/2015, ANEEL

Table 34 – Forecast Regulatory PNT 2038 to 2042

1 - Calculation of the Start Point before the flexibility analysis						
Description	Non Technical Losses (% BT)					
1. 3rd Cycle Goal (Invoiced)	6.06%					
2. Difference between measured and invoiced (average of the 4 last years)	2.09%					
3 3rd Cycle Goal (Measured) [1+2]	8.14%					
4. Historical Average (Measured)	10.45%					
5 Start Point [Historic Measure)	8.14%					
2 - Calculation of the goal based on the Benchmarks						
Description	Model C	Model G	Model K			
Benchmark Company	ESE	ESE	ESE			
6. Benchmark Loss (PNT/BT)	6.82%	6.82%	6.82%			
7. ELETROACRE loss (PNT/T)	10.06%	10.06%	10.06%			
8. Comparison Probability	85.40%	79.20%	88.60%			
9. Goal based on each Benchmark (8. x 6. + (1. - 8.) x 7.]	7.29%	7.49%	7.19%			
10. Average goal of the Benchmarks [average(9)]		7.32%				
3 - Calculation of the Start Point before the flexibility analysis						
Description	Model C	Model G	Model K			
Benchmark Company	ESE	ESE	ESE			
11. Benchmark Loss (PNT.BT)	6.82%	6.82%	6.82%			
12 ELETROACRE Loss (PNT/PT)	10.83%	10.83%	10.83%			
13 Comparison Probability	85.40%	79.20%	88.60%			
14. Goal based on each Benchmark [13. x 11. + (1. - 13.) x 12.]	7.40%	7.65%	7.28%			
15. Average goal of the Benchmarks [average(14)]		7.44%				
16 Start Point [(= 5)]		8.14%				
17 Goal [= Starting Point		7.32%				
Description	Start Point	2038	2039	2040	2041	2042
PNT/BT Path (start point to the goal)	8.14%	7.98%	7.82%	7.65%	7.49%	7.32%
Reduction Pace (p.a.)		-0.16%	-0.16%	-0.16%	-0.16%	-0.16%
Reduction Limit (p.a.)		-0.08%	-0.07%	-0.06%	-0.05%	-0.05%
Regulatory PNT/BT Reference (measured|	8.14%	8.06%	7.99%	7.93%	7.88%	7.83%
Difference between measured and invoiced	2.09%	2.09%	2.09%	2.09%	2.09%	2.09%
Regulatory PNT/BT Reference (invoiced)	6.06%	5.98%	5.91%	5.84%	5.79%	5.74%

Source: Self elaborated based on the methodology presented in TN No. 106/2015, ANEEL

Table 35 – Forecast Regulatory PNT 2043 to 2047

1 - Calculation of the Start Point before the flexibility analysis						
Description	Non Technical Losses (% BT)					
1. 3rd Cycle Goal (Invoiced)	5.74%					
2. Difference between measured and invoiced (average of the 4 last years)	2.09%					
3 3rd Cycle Goal (Measured) [1+2.]	7.83%					
4. Historical Average (Measured)	9.17%					
5 Start Point [Historic Measure)	7.83%					
2 - Calculation of the goal based on the Benchmarks						
Description	Model C	Model G	Model K			
Benchmark Company	ESE	ESE	ESE			
6. Benchmark Loss (PNT/BT)	6.82%	6.82%	6.82%			
7. ELETROACRE loss (PNT/BT)	8.79%	8.79%	8.79%			
8. Comparison Probability	85.40%	79.20%	88.60%			
9. Goal based on each Benchmark (8. x 6. + (1. - 8.) x 7.]	7.11%	7.23%	7.04%			
10. Average goal of the Benchmarks [average(9|]		7.13%				
3 - Calculation of the Start Point before the flexibility analysis						
Description	Model C	Model G	Model K			
Benchmark Company	ESE	ESE	ESE			
11. Benchmark Loss (PNT/BT)	6.82%	6.82%	6.82%			
12 ELETROACRE Loss (PNT/BT)	9.55%	9.55%	9.55%			
13 Comparison Probability	85.40%	79.20%	88.60%			
14. Goal based on each Benchmark [13. x 11. + (1. - 13.) x 12.]	7.22%	7.39%	7.13%			
15. Average goal of the Benchmarks [average(14)]		7.24%				
16 Start Point [(= 5)]		7.83%				
17 Goal [= Starting Point]		7.13%				
Description	Start Point	2043	2044	2045	2046	2047
PNT/BT Path (start point to the goal)	7.83%	7.69%	7.55%	7.41%	7.27%	7.13%
Reduction Pace (p.a.)		-0.14%	-0.14%	-0.14%	-0.14%	-0.14%
Reduction Limit (p.a.)		-0.04%	-0.04%	-0.03%	-0.03%	-0.02%
Regulatory PNT/BT Reference (measured)	7.83%	7.79%	7.75%	7.72%	7.69%	7.67%
Difference between measured and invoiced	2.09%	2.09%	2.09%	2.09%	2.09%	2.09%
Regulatory PNT/BT Reference (invoiced)	5.74%	5.70%	5.67%	5.63%	5.61%	5.58%

Source: Self elaborated based on the methodology presented in TN No. 106/2015, ANEEL

In addition, according to the instructions in TN No. 351/2017, percentage that makes the verified loss of the company close to the regulatory levels in the first five years of the contract was applied in the economic-financial model for establishment of the company value in the privatization process. The companies Amazonas and Boa Vista do not fit these transitory provisions, considering that they have been benefited by Approval Resolution No. 2.184/2016.

4.2.7. Default

The methodology for calculation of Non-Recoverable Revenues for 4CRTP is presented in TN No. 107/2015 and has been kept partially after the discussions in AP No. 58/2016. In addition to being included in Portion A of the Required Revenues, the main methodological change refers to the exclusive use of the regulatory percentage of non-recoverable revenues – in its previous version, part of the non-recoverable revenues was calculated based on the percentage of non-recoverable revenues observed in the concessionaire. In addition, as of the review of 4CRTP, the non-recoverable revenues will also be calculated on the additional priority revenues.

The regulatory percentage of non-recoverable revenues of each company is calculated from the average of a group of companies, formed by up to 10 concessionaires situated above and below in the complexity *ranking*, which involves a combination of variables related to the social-economic and environmental conditions of the concession area.

The companies in the upper or the lower part of the *ranking* are compared to a smaller number of companies. For example, the fourth company in the complexity *ranking* is compared to the three above and the ten below it. A company, which is the 11th place, will be compared to the 10 above and the 10 companies below it.

Once we adopted that the company will undergo the revision of 4CRTP in 2023 as assumption, the processes of tariff adjustment from 2017 to 2022 do not include the priority revenues, according to the methodology presented in PRORET 2.2A.

$$V_{RI} = \frac{RR + Financial}{(1 - ICMS - PIS - COFINS)} \times \left\{ \sum_{C} (\rho_C \times RI_C) \right\}$$

Where:

RR: required revenues, not including the values corresponding to the non-recoverable revenues;
Financial: financial components of the distribution tariffs;
ρc: participation of consumption class C in the total revenues verified in the test year;
RIc: percentage of regulatory non-recoverable revenues, related to class C, according to the tables in PRORET Sub-module 2.2A (tables 2 and 3).

As of the tariff review in 2023, the formula will include the priority revenues in the calculation base.

$$V_{RI} = \frac{RR + Flags + Financial}{(1 - ICMS - PIS - COFINS)} \times \left\{\sum_{C} (\rho_C \times RI_C)\right\}$$

Where:

RR: required revenues, not including the values corresponding to the non-recoverable revenues;
Flags: tariff priority revenues invoiced in the last 12 months;
Financial: financial components of the distribution tariffs;
ρc: participation of consumption class C in the total revenues verified in the test year;
RIc: percentage of regulatory non-recoverable revenues, related to class C, according to the tables in PRORET Sub-module 2.2A (tables 2 and 3).

Most components of the equations above will be presented in sections, where Portion B and the results from the tariff transactions are discussed. For ICMS and PIS/Cofins rates, the values used in the tariff adjustment process from 2016are adopted. For Ceron, the values are 17.33% for ICMS and 4.97% for PIS/Cofins. These rates are kept constant over the period of analysis.

The percentage of regulatory non-recoverable revenues is obtained using the methodology in TN No. 107/2015 and presented in sub-module 2.2A of PRORET, and are also kept constant over the period of analysis: 0.86% for residential; 0.50% for industrial; 0.48% for commercial; 0.81% for rural; 0.11% for public authority; 0.01% for public lighting; 0.01% for public services.

In addition to the regulatory calculation, the values of the observed default to be used in the calculation of the cash flow have also been estimated. The average revenues not invoiced in the period from 49 to 60 months until the end of 2016 were adopted as starting point, as informed by the distributor. The values obtained and applied in the calculation for 2017 were: 2.95% for residential; 5.88% for industrial; 2.92% for commercial; 6.21% for rural; 2.,95% for public authority; 1.74% for public lighting; 0.78% for public services. It was assumed that these values will be converted into the regulatory percentage within 10 years.

4.3. Methodology for definition of Portion B

The definitions used to calculate Portion B are presented in Official Document No. 113/2017-DR/ANEEL with the draft concession contract - as well as the definitions for Portion A and tariff transactions. In addition to some particularities, the definitions follow the methodologies presented in versions "A" of PRORET, as presented hereunder. It shall be noted that the elements discussed hereunder are regulatory and refer to the concession of public service.

     The calculation of the value of Portion B is different between the processes of tariff review and adjustment. In the tariff adjustment process, the methodology from sub-module 3.1A of PRORET is followed.

     First, the Value of Portion B in the test year (12 months prior to the tariff adjustment) –also called VPB0 component -, is calculated as the quotient of the division of the Value of Portion B from the reference market (both from the previous tariff process) multiplied by the value from the reference market of the current process.

     Then, VPB0 is adjusted to recompose the elements, which are excluded from the previous process: Other Revenues, Demand Surplus and Reactive Excess. In the first tariff adjustment of the analyzed concessionaires (2017), an adjustment factor calculated by ANEEL according to Public Hearing No. 58/2016 (DR1 Factor) is used. For the other years, the so-called Pbi-1 Factor is estimated annually based on the data from the previous tariff process (t-1).

     After this adjustment, VPB0 is updated by IPCA and adjusted by the X Factor. Finally, Other Regulatory Revenues (OR)19 and revenues from com Demand Surplus (UD) and Reactive Excess (ER)20, are excluded. The following formula summarizes the exposed above.

Equation 14 – Calculation of Portion B in adjustment processes

     In addition, in the first tariff process (2017), the value of the ONS charge is added to Portion B.

In the tariff review processes, Portion B is calculated according to the following equation.

All components of the equation will be discussed along this report in specific sections.

Equation 15 Calculation of Portion B in review processes

82$ = :%#1/ + %##; × :s 2à /+3; 14 7&, '4

Where:

CAOM: Regulatory Operational Costs; CAA: Annual Cost of Assets; Pm: equivalent to component Pd of Factor X;

19 It can be noted that it is about percentage of regulatory share of the Other Revenues, which varies according to the nature of the revenues (for the bigger part of them, it is 60%).

20 Such revenues are net from taxes, of the regulatory percentage of 3.5% of the revenues, related to demand surplus in the transmission grid, and the irrecoverable revenues, applying the regulatory percentage associated with the industrial consumption class.

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MIQ: equivalent to component Q of Factor X;
OR: other regulatory revenues;
UD, ER: revenues from Demand Surplus and Reactive Excess.

4.3.1. Regulatory WACC

Regulatory WACC is calculated according to the ANEEL norm, and its formula is described below:

$$WACC = \frac{[Kd\ x\ A + Ke\ x\ (1 - A)]}{(1 - T)}$$

Where:

WACC = Weighted average capital rate, after taxes.

Kd = Third parties' capital cost;

Ke = Cost of equity;

A = Average leverage of the companies from the sector; and

T = Income Tax Rate.

$$Kd = \left[\frac{(1 + (Rf + CR + RC)\ x\ (1 - T))}{(1 + \boldsymbol{r_{USD}})}\right] - 1$$

Where:

Kd = Third parties' capital cost;

Rf = *Risk Free* Rate: T-Bond 10Y – average from the last 30 years;

CR= *Country Risk*: average from the last 15 years of the JP Morgan index EMBI

RC = Credit risk of the comparable Brazilian companies from the sector;

T = Income Tax Rate (34%);

rUSD = USA inflation rate: Average of the North-American inflation rate of CPI - US Congressional Budget from the last 15 years;

The cost of equity was estimated using the following formula:

$$Ke = \left[\frac{(1 + Rf + CR + \beta\ x\ PRM)}{(1 +\ r_{USD})}\right] - 1$$

Where:

Ke = *Cost of equity*;

Rf = *Risk Free* Rate: T-Bond 10Y – average from the last 30 years;

CR= Country Risk: average from the last 15 years of the JP Morgan index EMBI

β = Beta of comparable North-American companies decreased by the average leverage structure in the USA and increased by the leverage structure of Brazilian companies from the sector

PRM = Market Risk Premium: Difference between the average historical return of SP500 in the last 30 years and *Risk Free*

rUSD = USA inflation rate: Average of the North-American inflation rate from the last 15 years;

The ANEEL calculation in force is presented below:

Parameters:	Base Date
Rf	5.64%
CR	2.62%
Beta	0.70
PMR	7.56%
rUSD	2.41%
Ke	**10.90%**
A	48.76%
RC	3.37%
T	34.00%
Kd	**5.14%**
Regulatory WACC (Pre-Tax)	**12.26%**
Regulatory WACC (Post-Tax)	**8.09%**

For the regulatory WACC forecast, update of the historical series from January 2018 using the ANEEL calculation methodology in force (base 2015) was considered. Once there is forecast for review of the methodology in 2021, a factor which causes significant uncertainty, we assumed that the rate calculated for January 2018 will remain the same along the forecast period.

We present the parameters of the adjusted regulatory WACC in January 2018 below:

Parameters:	2018
Rf	4.89%
CR	2.53%
Beta	0.70
PMR	6.90%
rUSD	2.11%
Ke	**9.95%**
A	48.76%
RC	3.37%
T	34.00%
Kd	**4.90%**
Regulatory WACC (Pre-Tax)	**11.34%**
Regulatory WACC (Post-Tax)	**7.49%**

- Risk free: Update and forecast of *Risk Free* based on the average from the last 5 years of the 10-year T-bond (Source: Bloomberg)

- CR= *Country Risk*: update based on JP Morgan index EMBI - *Emerging Market Bond Index from the last* 5 years (source: Bloomberg);

- r_{usd} = USA inflation rate: Average of the 10-year forecast of the North-American inflation rate on Base-Date 03/31/2017 (source: US *Congressional Budget Office*);

- RC = Credit risk: Average historical spread of the Credit risk compared to SELIC applied on the SELIC forecast along the forecast (source: Bacen)

4.3.2. Operational costs and Factor Xt

The Efficient Operational Costs are one of the main components to estimate the Value of Portion B in the Tariff Review processes (CAOM component in the formula for VPB calculation). The methodology used to calculate the efficient operational costs is presented in Official Document No. 113/2017-DR/ANEEL, clause six, and in general, follows the exposed in sub-module 2.2A of PRORET. Some particularities of the Official Document are described along the methodology.

Under regulatory point of view, such costs refer to the figures for Personnel, Material, Outsourced Services, Other Operational costs, Taxes and Insurance related to the Electric Power Distribution and Sale activity (PMSO). According to specifications in TN No. 66/2015, PMSO shall be adjusted in some points, particularly for Personnel and Other costs. In the Personnel data, the values of actuarial deficits and surpluses and the retirement and/or voluntary dismissal programs are excluded, while in Others, only the following are considered: indemnities for loss and damage, proper power consumption, expenses for trainees and job initiation program, expenses for consumer advising, expenses for internal communication and reprography, collection fee, bank fees and judicial labor sentences. Such adjustments are applied by ANEEL for tariff reviews and were considered to compose the PMSO data to be forecasted within this analysis.

     The approach used by ANEEL for the calculation of the efficient operational costs in the periodic tariff review seeks defining the efficient cost level for the performance of the processes, according to the conditions provided in the concession contracts and the regulation, assuring adequate service provision and that the assets will keep their service capacity unchanged throughout their service life. In the definition of the efficient operational costs, the costs of the distributors, the efficient cost level and the characteristics of the concession area will be observed.

     ANEEL uses the non-parametric model called DEA (Data Envelopment Analysis), whose purpose is to define a production/variable cost boarder as a way to identify the level of efficiency of the companies. The model considers PMSO, with the adjustments mentioned above, as production input. The values are also adjusted by salary indexes, for companies, which work in regions where labor cost is cheaper, not to have competitive advantage, and thus, masking their efficiency score.

     The products considered in 4CRTP were: Grid (underground grid, air-borne distribution grid and high voltage grid), consumers, average market (weighted by voltage level), NonTechnical Losses and quality (interrupted consumer hour). Using a sample of 61 companies for the period from 2011 to 2013, ANEEL obtained the efficiency scores in the DEA model as presented in Table 36.

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Table 36 – Operational Costs Efficiency Parameters in 4CRTP

DISTRIBUTOR	EFFICIENCY	DISTRIBUTOR	EFFICIENCY
JAGUARI	100%	BRAGANTINA	69%
CSPE	100%:	CELG	69%
CELTINS	100%	CEMIG	69%
RGE	100%	CHESP	68%
COELCE	100%	NACIONAL	68%
PIRATININGA	100%	CFLO	67%
NOVA PALM A	100%	ENERSUL	67%
MUXFELDT	100%	SULGIPE	66%
COELBA	96%	COPEL	64%
CPFL PAULISTA	95%	COOPERALIANÇA	63%
ELEKTRO	94%	CELESC	62%
ELETROPAULO	93%	ESE	60%
COSERN	92%	CEPISA	59%
MOCOCA	91%	DEMEI	58%
CPEE	88%	COCEL	57%
CEMAR	87%	CELPA	56%
CELPE	86%	IGUAÇU	56%
EMG	83%	CEB	53%
AESSUL	83%	ENF	53%
BANDEIRANTE	82%	HIDROPAN	52%
EPB	82%	ELETROACRE	52%
SANTA MARIA	81%	ELETROCAR	52%
JOAO CESA	80%	CERON	51%
LIGHT	78%	URUSSANGA	45%
SANTA CRUZ	77%	CEAL	44%
CEMAT	77%	FORCEL	43%
CAIUA	74%	DME-PC	42%
E3C	73%	CEEE	42%
ESCELSA	72%	AME	31%
AMPLA	70%	BOA VISTA	23%
EDEVF	70%

Source: Sub-module 2.2 A, PRORET

     Using the bootstrap21 method, ANEEL made a sensitivity analysis of the efficiency scores and generated the confidence intervals for the concessionaires, as it can be observed in Table 37.

21 The main idea of the method consists in generating random sub-samples from a sample of verified observations and thus, expanding the observation database. From this resampling, it is possible to derive estimations of parameters of the population, which has given raise of the original sample.

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Table 37 – Confidence intervals of the efficiency estimations

			Upper
DISTRIBUTOR	Lower Limit	Downtown	Limit
JAGUARI	94%	100%	100%
CSPE	94%	100%	100%
CELTINS	96%	100%	100%
RGE	95%	100%	100%
COELCE	94%	100%	100%
PIRATININGA	94%	100%	100%
NOVA PALMA	92%	100%	100%
MUXFELDT	86%	100%	100%
COELBA	88%	96%	100%
CPFL PAULISTA	90%	95%	99%
ELEKTRO	88%	94%	97%
ELETROPAULO	88%	93%	99%
COSERN	85%	92%	100%
MOCOCA	85%	91%	96%
CPEE	82%	88%	94%
CEMAR	81%	87%	94%
CELPE	77%	86%	90%
EMG	78%	83%	90%
AES SUL	78%	83%	89%
BANDEIRANTE	77%	82%	85%
EPB	76%	82%	86%
SANTA MARIA	77%	81%	85%
JOAO CESA	63%	80%	87%
LIGHT	74%	78%	83%
SANTA CRUZ	72%	77%	82%
CEMAT	72%	77%	85%
CAIUA	70%	74%	76%
EBO	68%	73%	79%
ESCELSA	68%	72%	76%
AMPLA	64%	70%	72%
EDEVP	66%	70%	73%
BRAGANTINA	65%	69%	71%
CELG	65%	69%	74%
CEMIG	65%	69%	73%
CHESP	64%	68%	76%
NACIONAL	64%	68%	70%
CFLO	63%	67%	70%
ENERSUL	63%	67%	70%
SULGIPE	62%	66%	70%
COPEL	60%	64%	68%
COOPERALIANÇA	59%	63%	68%
CELESC	58%	62%	65%
ESE	55%	60%	63%
CEPISA	55%	59%	62%
DEMEI	53%	58%	61%
COCEL	53%	57%	60%
CELPA	52%	56%	58%
IGUAÇU	52%	56%	60%
CEB	50%	53%	56%
ENF	50%	53%	56%
HIDROPAN	46%	52%	57%
ELETROACRE	49%	52%	55%
ELETROCAR	48%	52%	55%
CERON	47%	51%	54%
URUSSANGA	38%	45%	50%
CEAL	39%	44%	45%
FORCEL	35%	43%	49%
DME-PC	39%	42%	44%
CEEE	40%	42%	44%
AME	29%	31%	34%
BOA VISTA	22%	23%	24%

Source: Sub-module 2.2 A, PRORET

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In a simplified way, the identification of the efficient cost level is obtained by comparing the distributors by means of a *benchmarking* method, which considers each concessionaire's attributes. By using these conditioning items, a target is set for efficient operational costs to be achieved along the tariff cycle.

At the time of tariff review, the regulatory target is compared to the coverage of the operational costs in the concessionaire's tariff, called operational cost revenues. By using the difference between the regulatory target and the operational cost revenues, a regulatory trajectory will be calculated. Part of the difference will be included at the time of tariff review and the remaining part will be considered to calculate component T of Factor X.

Therefore, the first stage for the calculation of the Efficient operational costs that will compose Portion B is the determination of the Operational cost revenues (tariff coverage for operational costs)[22]. For this purpose, the part of the revenues corresponding to the efficient operational costs in the revenues verified in the test year (12 months prior to the review process), will be determined according to Equation 16

Equation 16 – Operational Cost Tariff Coverage

$$CO_{At} = \frac{CO_{Rev} - VPB_{Rev}(1 - (1 - T_{Rev})^{N-1})}{VPB_{Rev}(1 - T_{Rev})^{N-1}} \cdot VPB_{At}$$

Where:

COAt: operational cost revenues in the Test Year;

CORev: value of the efficient operational costs approved in the last tariff review, adjusted by the productivity gain component of Factor X (Pd);

VPBRev: value of Portion B in the last tariff review, adjusted by the productivity gain component of Factor X (Pd);

TRev: component T of Factor X defined in the last tariff review;

VPBAt: revenues of Portion B in the Test Year (tariff approved in the last readjustment applied to the market in the Test Year);

N: number of years in the last tariff cycle of the concessionaire (4 years in 2019 and 2023; 5 years for the rest).

The following steps involve the determination of target efficient operational costs by comparison between the operational cost revenues (COAt) and the interval of efficient operational costs for the concessionaire. As general rule, the target will be adjusted to limit the trajectory of regulatory operational costs to maximum variation of 5% p.a.

[22] Note that this section presents the normal methodology for determination of Efficient Operational Costs. The particularities brought by the draft contract will be discussed in the results from the calculation hereunder.

Equation 17 – Value of the Efficient operational costs

$$CO_{ef} = min(max(CO_{At}; LI); LS)$$

Where:

CO_{ef}: value of the efficient regulatory operational costs;

LI: lower limit of the efficient regulatory operational costs;

LS: upper limit of the efficient regulatory operational costs.

Equation 18 – Annual Variation of the Regulatory Operational Costs

$$\Delta CO = min\left(\left|\sqrt[N]{\frac{CO_{ef}}{CO_{At}}} - 1\right|; 5\%\right)$$

Equation 19 – Target of Efficient operational costs

$$CO_{goal} = CO_{At}(1 \pm \Delta CO)^N$$

N: number of years in the last tariff cycle of the concessionaire (4 years in 2019 and 2023; 5 years for the rest).

For cases, when the ration between the cost defined by (Equation 19) and the operational costs observed (PMSO considering the regulatory adjustments mentioned above) is higher than 120%, the operational cost target will be adjusted according to the following expression.

Equation 20 – Target of shared Efficient operational costs

$$CO'_{goal} = \frac{1{,}2 \cdot OPEX_{avg} + CO_{goal}}{2}$$

For the calculation of $PEX_{\acute{e}}$, the average value of the operational costs observed in the two consecutive years closest to the tariff review will be considered, financially updated by IPCA until the date of the tariff review. These operational costs correspond to PMSO with the adjustments indicated in TN No. 66/2015.

To estimate the tariff transactions in the analyzed period, it was necessary to estimate a real trajectory of PMSO for the company. With this purpose, each analyzed concessionaire was compared to a group of similar companies, by means of clustering analysis. To build the *clusters* of companies, a set of variables, which presented relevant aspects for the was considered operational costs, was considered: market (MWh); consumer density (number of consumers per area); level of complexity (identifying social-economic particularities of the concession area), number of isolated systems and vegetation. It was decided not to include variables related to the grid, once there was high correlation between the grid and the variables already included in the analysis.

Once the variables, which will be used to determine the clusters, were established, it was necessary to standardize such variables to eliminate distortion caused by different measuring units, using the *Score-Z* method, presented in Equation 21.

Equation 21 – Standardization of variables

$$Z = \frac{X - \mu}{\sigma}$$

Where:

Z: standardized variable;

X: original variable to be standardized;

μ: mean of the data series;

σ: standard deviation of the data series.

With the variables standardized, it is possible to calculate Euclidean distances between the companies – i.e., the average distance between an analyzed concessionaire and the others, considering all variables that compose the determination of the *cluster* (in this case, market, consumer density, index of complexity, number of isolated systems and vegetation). The market and consumer data were updated with information for 2016 from SAMP (System for Market Data Follow-up for Economic Regulation) of ANEEL. For the index of social-economic complexity and vegetation, the most recent data from the ANEEL efficiency calculation worksheet of 4CRTP (2013) was used. The area necessary for the calculation of the consumer density was also obtained in the efficiency calculation worksheet in 4CRTP of ANEEL. The information was available for a group of 61 companies. The companies were also prior separated by size (number of consumers) and number of isolated systems in the concession area.

Equation 22 – Euclidean Distance

$$D_{ij} = \sqrt{\sum_{v=1}^{p} (Z_{iv} - Z_{jv})^2}$$

Where:

v: selected variable (v = 1, 2, 3, ..., p);

Z: standardized value of the variable of companies i and j.

Finally, to determine which companies shall compose the *cluster,* an analysis of the distance heterogeneity for given company is made, dividing each calculated distance by the maximum distance calculated for that company. Graph 13 is obtained as example.

Graph 13 – Example of heterogeneity curve

100%
80%
60%
40%
20%
0%
CSPE
ELETROACRE
COSERN
BRAGANTINA
DME-PC
COPEL
SULGIPE
CEMAT
SANTA MARIA
CELESC
ELEKTRO
CEMIG
CEMAR
ENE. BORBOREMA
CEB
CELPA
BOA VISTA
COELCE
CPFL PAULISTA
NACIONAL
AME
CELTINS
COELBA
CAIUA
RGE
AES SUL
CEAL
CERON
ENE. PARAÍBA
VALE PARANAPANEMA
LIGHT
CEEE
BANDEIRANTE
CELPE
ELETROPAULO
CELG
AMPLA
ENE. SERGIPE
ENE. NOVA FRIBURGO
ENE. MINAS GERAIS
PIRATININGA
SANTA CRUZ
ENERSUL

Source: Own Elaboration

The graph shows that companies close to the origin (0%) are more comparable to the analyzed concessionaire, while heterogeneity increases a lot, when considering the companies situated to the left, at longer distance from the origin. From the analysis of heterogeneity curves as these ones, clusters containing 8 companies closer to each designated company, were selected.

Table 38 – Cluster Composition

Amazonas Energia	CERON	Boa Vista	Eletroacre	CEAL	CEPISA
Nacional	Ene. Minas Gerais	Sulgipe	Escelsa	Vale Paranapanema	Escelsa
RGE	CELESC	CEB	DME	Ampla	CPFL Sul Paulista
AES Sul	CELPA	Bragantina	CEPISA*	COELCE	Eletroacre*
Cauiá	COELBA	Ene. Nova Friburgo	COSERN	CEEE	COSERN
Celtins	Santa Cruz	CERON	CELESC	CELG	Bragantina
Ene. Paraíba	CEB	CPFL Piratininga	Bragantina	Celtins	DME
Light	Amazonas Energia*	CEMAT	COPEL	CELPE	COPEL
CEEE	Ene. Borborema	COELBA	CPFL Sul Paulista	Bandeirante	Sulgipe

* The companies were excluded from the sample of the cluster that subsidies the operational cost analysis as these are designated companies.

Source: Own Elaboration

Once the *cluster* is built, the following step consists in estimating the PMSO trajectory of each analyzed concessionaire. The following methodology was adopted:

I. An efficiency indicator was estimated for each company from the *cluster*. This indicator was based on the efficiency calculation methodology of 4CRTP, which compares the operational costs at a product weighted average. The weights are obtained by applying the non-parametric method DEA, as used in 4CRTP and whose calculation methodology is described in TN No. 66/2015. The formula for the calculation of the efficiency indicator is presented below. The products selected to compose the efficiency analysis are similar to those in 4CRTP, with some simplifications, namely: market[23], number of consumers, extension of the grid[24], adjusted non-technical losses (difference in relation to the target in MWh) and CHI (interrupted consumer hour, based on the difference between the verified DEC and DEC V8). The indicator was calculated based on the information from the efficiency calculation in 4CRTP, considering the period from 2011 to 2013.

Equation 23 – Efficiency Indicator

$$\frac{PMSO\ Observed\ Regulatory}{\frac{1}{u}(\sum v_j y_j + \varphi)}$$

u = weight attributed to PMSO of the analyzed company in 4CRTP;

yj = value of product j of the analyzed company;

vj = weight attributed to product j of the analyzed company in 4CRTP;

ϕ = scale factor of the analyzed company attributed in 4CRTP.

II. Once the indicator is calculated for each company from the *cluster*, the following forecast rule was determined for efficiency of the analyzed company:

(i) Maintenance of the level of efficiency from 2016 (last data observed for the analyzed concessionaires) in 2017 and 2018;

(ii) Efficiency gain at speed equal to that of the company with the highest efficiency in the cluster in the considered period for 2 (two) years;

(iii) Convergence to the average level of efficiency of the cluster (measured in 2013), considering convergence speed equal to the verified mean (excluding variations above 8.5% in module) of the efficiency gain of the companies from the cluster in the considered period;

[23] The 4CRTP methodology uses a weighted average of the markets by voltage level. For simplification, the total market was used, with no breakdown.

[24] Likewise, for simplification, the total grid was used, with no breakdown in airborne HV, airborne and underground.

(iv) Once the efficiency median is achieved, the company will converge to average efficiency of the companies from the first quartile of efficiency in the group until the end of the concession.

(v) The distance of the verified and the regulatory operational costs at the beginning of the evaluation period was also considered for the definition of the assumptions for efficiency gains of each designed distributor. On one hand, companies with considerable gaps between the regulatory and the verified operational cost may reduce their degree of inefficiency at initial rate higher than that of companies, which are already close to the regulatory efficiency standard. This effect is pursuant to the fact that the lower the identified degree of inefficiency, the more the return from adjustments of processes/activities/structures decreases. On the other hand, companies with costs close to the regulatory level of efficiency will take less time to achieve this level than those, which are far from this efficiency boarder. Distributors far from the regulatory cost levels may take more than one tariff cycle to achieve this level, while those, which are closer, will tend to remain efficient from the regulatory point of view in one tariff cycle.

For Ceron, the companies that compose the *cluster* are: COELBA, EMG, Santa Cruz, EBO, CELESC, CELPA and CEB. These companies present variation in the efficiency indicator in the period according to Table 39.

Table 39 – Composition of the *clusters and efficiency* - Ceron

	Efficiency in 4CRTP	Efficiency indicator 2011	Efficiency indicator 2013	% (p.a.)
COELBA	96%	0.39	0.5	-13.4%
EMG	83%	0.53	0.51	2.2%
Santa Cruz	77%	0.78	0.67	6.9%
EBO	73%	1.03	0.9	-2.6%
CELESC	62%	0.8	0.67	8.5%
CELPA	56%	0.72	0.98	-16.3%
CEB	53%	1.12	1.08	1.7%
CERON	**51%**	**0.98**	**0.97**	**0.4%**

Source: Own Elaboration

Note that positive variation in the last column of the table, which compares the efficiency indicator between 2011 and 2013, indicates efficiency gains. The indicator for Ceron shows that to offer each product unit (weighted combination of market, grid, consumer, PNT and CHI), the concessionaire needed 0.98 PMSO units in 2011. In 2013, this need was 0.97 PMSO units – i.e., the concessionaire became slightly more efficient in the period.

The median of the efficiency indicator of the group was 0.67. The convergence speed for the first period was based on the efficiency gain of the concessionaire CELESC, with annual gain equal to 8.5% efficiency. In the third period, the convergence for the median of efficiency of the cluster at 4.4% speed was considered.

Thus, the efficiency curve for Ceron is presented in Graph 14.

Graph 14 – Efficiency curve Ceron

Efficiency Indicator
1.20
1.00
0.80
0.60
0.40
0.20
-
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048

Source: Own Elaboration

III. From the efficiency curve and values forecasted for the considered products (whose forecasts are presented in the specific sections), it is possible to determine the estimated value of PMSO for each year using Equation 23. Thus, the values are obtained from Table 40.

Table 40 – Forecast of Regulatory PMSO Ceron

	Regulatory PMSO (R$ million of 2016)	Var % p.a.
2016	R$ 319	
2017	R$ 320	0.3%
2018	R$ 328	2.4%
2019	R$ 307	-6.3%
2020	R$ 289	-6.1%
2021	R$ 284	-1.6%
2022	R$ 280	-1.4%
Average 2023 - 2027	R$ 267	-1.6%
Average 2028 - 2032	R$ 253	-0.6%
Average 2033 - 2037	R$ 249	-0.3%
Average 2038 - 2042	R$ 244	-0.4%
Average 2043 - 2047	R$ 240	-0.3%

Source: Own Elaboration

As mentioned, these values are compared to the target Efficient operational costs, according to Equation 20(average component OPEX). That is, in the calculation of the efficient operational costs, the cost target will always be compared to the PMSO calculated in the previous table (two-year average, adjusted by IPCA).

Furthermore, it is necessary to estimate some parameters used in the equations above.

Equation 24 – Value of the Efficient operational costs

$$LS = \alpha \cdot \frac{\theta_{sup}}{\theta_{ref}} \cdot Opex$$

$$LI = \alpha \cdot \frac{\theta_{inf}}{\theta_{ref}} \cdot Opex$$

Where:

LI and LS: limits of the regulatory operational costs;

θ_{inf}, θ_{sup}, θ_{ref}: lower, upper and reference limits of the efficiency interval determined for each company in 4CRTP and presented in the annexes to sub-module 2.2A of PRORET;

Opex: verified operational cost of the company used in the efficiency calculation (December 2013);

α: update factor.

Equation 25 – Update Factor

$$Opex_{ef} = \frac{1}{u}\left(\sum_{j=1}^{m} v_j y_j + \varphi\right) \rightarrow \alpha = \frac{Opex_{ef}^{t+1}}{Opex_{ef}^{t}} \cdot \frac{IPCA^{t+1}}{IPCA^{t}}$$

Where:

$Opex_{ef}$: efficient operational cost estimated for concessionaire (note that it is the same formula used to estimate the efficiency indicator discussed above – in this case, simplification of products market and grid was not adopted, keeping the calculation as presented in PRORET[25]);

t+1: base date of the tariff review;

t: base date of the efficiency calculation (Dec/13);

yj: product j of the company;

vj: weight of product j;

[25] The simplification adopted above was due to the fact that it was necessary to calculate the efficiency indicators for the comparable concessionaries. For the analyzed concessionary, the availability of more information enabled developing complete analysis.

u: weight attributed to the consumable;

m: total products;

φ: scale factor of the company;

IPCA: index number of IPCA in the month before t+1 and t.

The products used are the following:

- Underground grid; Airborne Distribution grid; High Voltage grid. The methodology for total grid forecast is presented hereunder. The breakdown in underground, airborne and high voltage was kept constant, based on the data from 2016;
- Weighted Market: LV, MV and HV (weights indicated in PRORET 2.2A and forecast as indicated in the specific market section)
- Consumers
- Interrupted consumer hour $CHI_{aj} = \max((DEC_{real} - DEC_{V8}) \cdot cons; 0)$, where DECreal is the global performed DEC (average from the last 3 years); DECV8 is the reference for the DEC indicator of the concessionaire and cons is he number of consumers
- Non-Technical Losses $PNT_{aj} = \max((PNT_{BT} - meta) \cdot MBT; 0)$, where PNT_{BT} is the indicator on the low voltage market (average from the last 3 years), target is the regulatory target of Non-Technical Losses on the low voltage market and MBT is the low voltage market in the Test Year

The total extension of grids of each concessionaire was forecasted according to elasticity calculated for the number of total consumption units in the concession area. To determine this elasticity, panel data of the designated - concessionaires (6 companies) for the period between 2007 and 2016 (10 years) was used. A panel least squares model [9][26] was adopted, whose results are presented in Table 41. Elasticity of 0.76 was applied to the growth rates forecasted for the consumption unit of each concessionaire, obtaining the forecast of the total grid extension.

[26] The model was estimated using the *software* E-Views 9. The database used is the same as that considered for the calculation of efficient operational costs.

Table 41 – Grid forecast modeling results

Dependent Variable:LOG(NETWORK)				
Method: Pooled Least Squares				
Sample: 2007-2016				
Periods included: 10				
Cross-sections included: 6				
Total panel (balanced) observations: 60				
Variable	**Coefficient**	**Std. Error**	**t-Statistic**	**Prob.**
LOG(UC)	**0.7609**	0.004999	152.2133	0.0000
R-squared	0.809664	Mean dependent var	9.975033	
Adjusted R-squared	0.806383	S.D. dependent var	1.042149	
S.E. of regression	0.458566	Akaike info criterion	1.31134	
Sum squared resid	12.1964	Schwarz criterion	1.381151	
Log likelihood	-37.3402	Hannan-Quinn criter.	1.338647	
Durbin-Watson stat	0.031762			

Source: Own Elaboration

Finally, once the efficient operational cost target has been determined, it is enough to calculate the value of operational costs that will compose Portion B and the operational cost trajectory component, component T of factor X, according to the following equations.

Equation 26 – Operational Cost in Tariff review

$$CO_p = CO_{At} + \frac{(CO_{goal} - CO_{At})}{N}$$

Equation 27 – Component T of Factor X

$$T_p = \left(1 - \sqrt[N-1]{\frac{CO_{goal}}{CO_p}}\right) \cdot \frac{CO_p}{VPB_p}$$

Where:

COp: regulatory efficient operational costs to be considered in the tariff review;

Tp: trajectory component of the operational costs of factor X for the tariff review;

VPBp: value of Portion B of the tariff review;

N: number of years in the regulatory cycle, it will be equal to 4 in 2019 and 5 in all further reviews.

For Ceron, the estimated results for Efficient Operational Costs and component T of Factor X are presented in Table 42.

Table 42 – Operational Costs and Component T of Ceron

Year	Operating Costs (R$ '000) Current	T Factor
2023	R$ 445,530	2.85%
2028	R$ 464,786	0.00%
2033	R$ 566,362	-0.20%
2038	R$ 706,694	-0.89%
2043	R$ 914,246	-0.41%
2048	R$ 1,170,838	-0.14%

Source: Own Elaboration

4.3.3. Xpd and Xq Factor

The purpose of X Factor is primordial to assure that the balance set in the tariff review between revenues and efficient expenses is kept in the subsequent tariff changes. This is done by means of transfer of the potential productivity gains of the electric power distribution segment to the consumers. The approach adopted by ANEEL aggregates a mechanism to incentive improvement in technical and commercial quality of the services provided to the consumer to X Factor. A component, which seeks establishing the gradual transition of the operational costs of the concessionaire towards its efficient costs, is also included.

Thus, X Factor is composed by the sum of three components and their methodologies are presented in sub-module 2.5A of PRORET:

- Component Pd: consists in productivity gains of the electric power distributors in the analyzed historical period, adjusted by the market variation observed and the consumption units, because these are factors, which affect the distributors' productivity gains;
- Component Q: results from the quality of the technical and commercial services provided by each distributor to their consumers. This component is entered in the context of the Incentive Mechanism - MI, which involves other actions of the Agency. In its calculation, the variation of seven indicators and the compliance with the quality standards set by ANEEL are taken into consideration
- Component T: adjusts, along a defined period, the observed operational costs of each concessionaire to the efficient operational cost. The methodology for the application of component T was described in the previous section.

The first component, Pd, is calculated by means of an equation, which aggregates the median of the productivity of the distribution segment (PTF), the medium growth of the invoiced market and the variation of the number of consumption units of the concessionaire, according to Equation 28.

Equation 28 – Component Pd of X Factor

$$Pd = PTF + 0.14 \times \left(\Delta MWh - \overline{\Delta MWh}\right) - 0.04 \times \left(\Delta UC - \overline{\Delta UC}\right)$$

Where:

PTF: Average productivity of the distribution segment, 1.53% p.a.;

ΔMWh: Annual variation of the concessionaire's market, between the tariff process in progress and the previous tariff process;

$\overline{\Delta MWh}$: Average historical annual variation of the distributors market, 4.65% p.a.;

ΔUC: Annual variation of the number of consumption units, between concessionaire's market, between the;

$\overline{\Delta UC}$: Average historical annual variation of the number of consumption units, 3.39% p.a.

As it can be observed in the equation above, productivity is composed of two parts, as specified in Technical Note No. 67/2015. The first is Total Factor Productivity Total (PTF) observed in the electric power distribution segment. PTF is obtained by ANEEL using the Tornqvist index methodology, calculated by the median of the geometrical means of the productivity rates of all concessionaires in the period from 2005 to 2012. Productivity was calculated by the relation between market by voltage level and the total cost (operational and capital).

The second part of the equation is based on a multivariate regression for the same period, which has evaluated the impact of two components: (i) the difference between the concessionaire's market variation and the average market growth; (ii) the difference between the variation of the consumption units and average growth of the consumption units. The values that appear in Equation 28 are the results for the parameters obtained by means of the regression.

The update of these parameters, considering that there is no methodological change, requires construction of a market and total cost database, including the capital cost and estimation of a base of assets for each distribution concessionaire in the country. According to PRORET 2.5A, the productivity calculation parameters will be updated in 2019, to be applied in 2020. As there is no updated database, which would include estimation of the total cost and the market for all concessionaires, it was considered relevant to keep the format and the parameters of the formula approved for 4CRTP along the whole analyzed period.

For evaluation of the annual variation of the invoiced market – average MWh -, the growth values of the low, medium and high voltage markets are weighted by the share of each voltage range in the formation of Portion B. The weights for each voltage level are fixed and presented in sub-module 2.5A of PRORET. The market and the consumption units used for forecast were presented in a specific section in this Report.

Between 2018 and 2022, component Pd will be kept equal to zero, following the proposal of sub-clause three of the Transitory Provisions of the draft concession contract (Document No. 113/2017). The same will be done for component T, once there is also provision to use verified values observed for operational costs, not justifying the adoption of efficiency trajectory.

Technical Note No. 88/2017-SRM/SGT/SRD/ANEEL, which accompanies Public Inquiry ANEEL No. 32/2017, presents values to be adopted for the designated concessionaires for components Pd and T of X Factor in the adjustment process in 2017.

Component Q of X Factor seeks quantifying not only the technical quality, but the commercial performance of the concessionaire as well. The technical aspects are measured by DEC and FEC, which will be discussed hereunder. The commercial aspects are measured by means of five indicators, presented in Table 43.

Indicator sign	Indicator	Definition	Standards set For service	Distributors Classified	Regulation
Commercial					
FER	Equivalent Frequency of Complaints	Equivalent frequency of complaints to every thousand consumer units	Max defined value For each Dist.	All	REN n° 574/2012
IASC	ANEEL Consumer Satisfaction Index	Results of the assessment of the satisfaction level of the residential consumer with the service	Min value of 70	All	
INS	Call Center Service Level Indicator	Relation of answered calls by less dropped received calls	Value greater or equal to 85%	All with more than 60 thousand units	Art 188 of REN n*414/2010
iAb	Call Center Abandoned Calls Indicator	List of calls dropped over received less dropped calls	Value inferior or equal to 4%	Those with more than 60 thousand units	Art 188 of REN n*414/2010
ICO	Call Center Busy Calls Indicator	List of busy calls over offered	Value lower or equal to: 4% until 2012; 2% from 2015 on	Those with more than 60 thousand Units	Art 188 of REN n*414/2010
Technical					
DEC	Equivalent length of Interruption by Consumer Unit	Time a UC was without power for some period	Max value for each Dist.	All	Module 8 of PRODIST
FEC	Equivalent frequency of interruption by Consumer Unit	Number of times a UC was without power for some period	Max value for each Dist.	All	Module 8 of PRODIST

Source: Sub-module 2.5 A, PRORET

Component Q is calculated for application of the following Equation 29.

Equation 29 – Component Q of Factor X

$$Q = 0.50 \cdot Q_{DEC} + 0.20 \cdot Q_{FEC} + 0.10 \cdot Q_{FER} + 0.10 \cdot Q_{IASC} + 0.04 \cdot Q_{INS} + 0.03 \cdot Q_{IAb} + 0.03 \cdot Q_{ICO}$$

ANEEL divides the concessionaires as those, which meet the standard, and those, which do not meet the established standard. On their turn, each of these two groups is divided in two classes of distributors: the one composed of the 25% of the best (or worst) and the one of the rest 75%. Therefore, there are four classes of concessionaires according to their performance. The division of the classes is preceded by the separation of the concessionaires in two groups using the size criterion. Thus, bigger concessionaires will have their performance compared in between. Likewise for the smaller concessionaires. The criterion for division of the two groups is set within the annual evaluation of the service continuity *ranking*, which shall also include disclosure of the commercial indicators.

To obtain the quality parts (QDEC, QFEC, QFER, QIASC, QINS, QIAb, QICO), the following are necessary: (i) the variation of the indicators in the two previous years; (ii) the values of the standards for identification of concessionaires, which meet the limits or not; and (iii) the performance *ranking* for definition of the four classes.

There is a specific model to be applied to obtain each quality part. These models are presented in the annexes to sub-module 2.5A of PRORET. There is an example for DEC below.

Table II.1 – Equations and Parameters for the Classes – DEC Indicator

CLASS	RATE OF CHANGE	CURVE
25% best (meet the standard)	$\Delta i =< -25\%$	$Q_i = -2,00$
	$-25\% < \Delta i < 5\%$	$Q_i = 0,0667 x \Delta i - 0.333$
	$5\% < \Delta i < 20\%$	$Q_i = 0,0267 x \Delta i - 0,133$
	$\Delta i >= 20\%$	$Q_i = 0.400$
75% remaining (meet the standard)	$\Delta i =< -25\%$	$Q_i = -1.30$
	$-25\% < \Delta i < 0\%$	$Q_i = 0,0520 x \Delta i$
	$0\% < \Delta i < 20\%$	$Q_i = 0,0600 x \Delta i$
	$\Delta i >= 20\%$	$Q_i = 1.20$
75% remaining (meet the standard)	$\Delta i =< -25\%$	$Q_i = -0,900$
	$-25\% < \Delta i < -5\%$	$Q_i = 0,0450 x \Delta i + 0.225$
	$-5\% < \Delta i < 20\%$	$Q_i = 0,0640 x \Delta i + 0.320$
	$\Delta i >= 20\%$	$Q_i = 1,60$
25% worse (don't meet the standard)	$\Delta i =< -25\%$	$Q_i = -0,500$
	$-25\% < \Delta i < -10\%$	$Q_i = 0,0333 x \Delta i + 0,333$
	$-10\% < \Delta i < 20\%$	$Q_i = 0,0667 x \Delta i + 0.667$
	$\Delta i >= 20\%$	$Q_i = 2.00$

Chart II.1 – Curves for the model applied to the DEC Indicator

25% best (meet the standard)
75% remaining (meet the standard)
75% remaining (don't meet the standard)
25% worse (don't meet the standard)
Indicator Variation (%)

Source: Sub-module 2.5 A, PRORET

With the variation of the indicator (axis x) and the class of the concessionaire (each of the four straight lines represents a different class), the value of the quality part (axis y) is obtained in percentage. In the differences graphs in the annex to PRORET, it can be observed that for each straight line, there are different parameters for tolerance, inclination, amplitude and saturation, which enables calibrating the desired incentive, in addition to reporting the characteristic of the parameter in the best possible way.

For purposes of forecast, maintenance of the performance of all other concessionaires was used as assumption. For the technical quality indicators (DEC and FEC) of the analyzed concessionaire, the evolution of the indicator was used, as presented in section 4.3.5 of this Report.

For the commercial quality indicators, it was adopted as assumption that they will be linearly converted by 2048 to the average value from the first quartile of the current performance (2016) of the concessionaires[27], except in case the concessionaire is already in the first quartile – for each indicator, there are different companies in the first quartile. The following table shows the current values for Ceron and the values for the first quartile.

Table 44 – Commercial indicators in 2016 - Ceron

Indicator	CERON	Value of the first quartile	ANEEL Standard
IASC	52.28	70.16	70.00
FER*	42.37	5.51	28.00
INS	92.10	94.68	85.00
Iab	2.25	0.80	4.00
ICO	0.00	0.00	2.00

* ANEEL Standard varies between 12.0 and 30.0.

Source: Own Elaboration

Finally, the efficiency trajectory for the operational costs is determined by component T, presented in the previous section. The forecast results for Ceron can be seen in Table45.

[27] IASC: COSERN, EPB, COPEL, CELPE, CAIUÁ, RGE, CPFL Santa Cruz, CEEE, AES Sul; FER: CEAL, COELCE, CEB, ESE, EMG, Ampla, CPFL Santa Cruz, COELBA, Ceron; INS: CPFL Santa Cruz, CELESC, CPFL Piratininga, RGE, CPFL Paulista, AES Sul, Caiuá, Enersul, Bragantina, CEAL; Iab: CPFL Santa Cruz, CELESC, CPFL Piratininga, RGE, Enersul, Caiuá, CPFL Paulista, Bragantina, CEB; ICO: AmE, CEAL, CEEE, Ceron, Escelsa, Ampla, RGE, CELG, CELESC, AES Sul.

Table45 – Results for Factor X and its components Ceron

Source: Own Elaboration

4.3.4.Demand Surplus, Reactive Excess and Other Revenues

     Sub-module 2.7A of PRORET classified Other revenues in three categories: (i) activities inherent to the electric power distribution service; (ii) complementary activities; and (iii) atypical activities.

     The revenues inherent to the electric power distribution service are additional to the power supply, but are still part of the essence of the electric power distribution concession, for which the expenses incurred while providing the services are already contemplated in the revenues of the regulated service. In this category, the revenues obtained from connection charges and chargeable services as included; as well as the revenues determined for Demand Surplus and Reactive Excess; the purpose of their collection is to incentive optimized use of the grid and efficient consumption of power, without effective service compensation by the concessionaire.

     The complementary activities are those, whose expenses are not clearly identified and are already covered by the revenues coming from the regulated activity. In this sub-group, the revenues from share of infrastructure and communication systems (PLC) are allocated.

     The atypical activities are those, on which administration and management criteria are imposed, which enable full distinction of the cost and income accounting. They are composed of revenues coming from provision of services to third parties (operation and maintenance, consulting, communication and engineering) and charge for the agreement collection in the energy bills.

     From the most recent information about Other revenues supplied by the analyzed concessionaires, it was adopted as assumption that they will evolve according to the growth of IGP-M, as it is about the price index used by ANEEL for financial update of the regulatory values of Other revenues. This indicates maintenance of the current levels of other revenues, without additional efforts for their expansion. Such case reflects a reduction of the incentives for generation of other revenues, once there was reduction of the period, in which it is possible gain

PwC | Loeser e Portela Advogados | Siglasul

Prepared for BNDES

113

benefits from this source of revenues. Upon the last update, PRORET, the other revenues are excluded from Portion B annually, and not only in the tariff review processes.

For the groups of analyzed concessionaires, it shall be pointed out that in the adjustment in 2017 and 2019, the other revenues share model from 3CRTP was used. The application of the current share methodology is done from the first tariff review process (2020). The obtained results are presented in Graph 15.

R$14
R$12
R$10
R$8
R$6
R$4
R$2
R$-
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047

Source: Own Elaboration

For the calculation of the revenues from Demand Surplus (UD) and Reactive Excess (ER), the following was done: (i) calculation of the relation between ED, ER and high and medium voltage market in the recent period (2014-16), according to information about annual revenues from UD, ER provided by the companies and market historical data used; (ii) maintenance of this relation over the period, and obtaining the UD, ER values by forecast of the high and medium voltage market.

These values are adjusted by IPCA accumulated in the reference period of the tariff process and excluded from Portion B. Graph 16 illustrates the forecast of UD and ER for Ceron along 30 years.

R$12
R$10
R$8
R$6
R$4
R$2
R$-
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047

Source: Own Elaboration

4.3.5. DEC and FEC Indicators

The regulation of the continuity in the Brazilian Electric Sector – started in the 70s by means of DNAEE Ordinance No. 046/1978 – has underwent successive amendments and improvements until nowadays. After the creation of ANEEL, Aneel Resolution No. 024/2000 (REN No. 024/00) was approved, in which the regulation of the continuity with the new tariff regimen was accounted: the *price cap*. In this regimen, the regulator seeks encouraging the distribution concessionaires to provide their services more efficiently, i.e., lower costs and prudent investments.

However, for the seek for maximization of the return from the business not lead to worsening of the service quality, ANEEL developed a complementary regulatory mechanism, which sets standards (limits or targets) to be met by the concessionaires under penalties of sanctions and compensations for non-fulfillment.

a) Concepts and History of Calculation of the Indicators

The Distributor determines the continuity of the service provided to the consumers by means of individual indicators regarding the time and the number of times a consumption unit has remained without electric power in given period. Such indicators are submitted to ANEEL periodically, and ANEEL is entitled to inspect the calculation process and assess them from the regulatory point of view. The individual indicators are: DIC - Individual Interruption Duration per Consumption unit or Point of Connection; FIC – Frequency of Individual Interruption per Consumption unit or Point of Connection; DMIC – Maximum duration of continuous interruption per consumption unit or point of connection; and DICRI - Individual duration of the interruption on a critical day per consumption unit or point of connection.

The follow-up of the individual indicators is done by means of limits, also individual, which are defined for monthly, quarterly and annual periods in relation to the DIC and FIC indicators. The limit of the DMIC indicator is defined for a monthly period, while the limit of the DICRI indicator is defined for each interruption on a critical day.

When the limits of the individual continuity indicators are violated, the Distributor shall compensate the consumer financially by means of direct discount in the bill within two months after the calculation of the violation. As it will be approached in section 4.3.6, the formula defined by the Regulator for the calculation of the compensation considers the percentage of excess valued by a financial charge.

From the values calculated for the individual DIC and FIC indicators, group indicators (DEC and FEC) are obtained, which reflect he average of the continuity of the provided service for given conglomerate of consumers. Normally, the group indicators are calculated both at level of groups of consumption units (subdivisions of the concession area) and at company level (the entire concession area).

The graphs present the historical series both for the determination and the limits of the DEC and FEC indicators for Ceron for the years from 2013 to 2016, as well as the regulatory and the internal limits[28] for DEC and FEC from 2017. Ceron demonstrates annual drop trend in the verified values of the group indicators, except for 2015, which presented higher violation of DEC in the period of study of the concessionaire.

45,00
40,00
35,00
30,00
25,00
20,00
15,00
10,00
Verified
Internal Limit**
Limit

	2013	2014	2015	2016	2017
Verified	38,87	29,23	40,78	32,18	
Internal Limit **	-	-	-	-	29,42
Limit	29,41	27,16	24,75	22,66	20,565

Source: ANEEL site.

** The DECi and FECi limits were obtained from the Approval Resolution No. 2.184, November 29, 2016.

[28] Internal limits were defined for the manageable part of the indicators by the Distributor according to Normative Resolution No. 748/16, which set forth the terms and conditions for provision of public service of electric power distribution by Designated Distributor, in the terms of article 9 of Law No. 12.783, dated January 11, No. 388, dated February 26, 2016 of the Ministry of Mines and Energy.

Graph 18– Verified Indicator and Limits of FEC

35,00
30,00
25,00
20,00
15,00
10,00
5,00
Verified
Internal Limit**
Limit

	2013	2014	2015	2016	2017
Verified	32,44	24,68	30,30	21,58	
Internal Limit **	-	-	-	-	17,57
Limit	27,51	24,16	21,25	18,39	15,881

Source: ANEEL site.

** The DECi and FECi limits were obtained from the Approval Resolution No. 2.184, November 29, 2016.

Graph 19 presents the historical evolution of the values and the volume of compensations paid by Boa Vista (Capital) to its consumers for the years from 2013 to 2016. The sum of the compensations paid for violations in the monthly, quarterly and annual calculation periods were accounted.

1,778
1,308
1,600
1,597
10,632
8,899
15,005
13,879
2013
2014
2015
2016
Value of the compensations (R$ thousand)
Quantity of the compensations (# Thousand)

Source: ANEEL

The distributor presents about 1.6 million annual compensations average, which pay R$ 12 million/year.

In the following section, the regulatory methodology for the definition of the group limits of the service quality indicators (DEC and FEC) of the power distributors applied to each Periodic Tariff Review (RTP) is presented.

b) Methodology for Definition of the Group Limits of the Service Quality Indicators

     For the definition of the limits of the group continuity indicators (DEC and FEC) of the Distributor, ANEEL stipulated the following procedures: (i) desegregation of the operation area of each concessionaire in groups of consumption units (geoelectric groups); (ii) characterization of each group of the country by means of 7 (seven) attributes describing the service quality; (iii) application of the dynamic grouping method (clustering) for the identification of the similar groups; (iv) definition of the regulatory limits of the continuity indicators based on the performance of the groups considered similar (benchmarking by means of position measurement); (v) application of a linear decrease trajectory within 8 years29 for definition of the annual limits of each group from their target values in force; (vi) application of specific treatment for groups with give characteristics – those with high degrees of heterogeneity, high share of the supply in the interruptions and/or high annual target drop rates-.

     The group of consumption unit (analysis unit for definition of group limits) is defined as the range area of a Distribution Substation (SED) owned by the Distributor, with High Voltage (HV) primary and Medium Voltage (MV) secondary. The criteria for creation, aggregation and division of the groups are set by ANEEL in Section 8.2, Module 8 of PRODIST.

     For purposes of determination of the quality targets, the groups are characterized by means of attributes with high correlation (theoretically) with the DEC and FEC indicators. The 7 (seven) attributes currently used are:· PC_VRAMà Percentage of area with remaining vegetation high or medium (%);· PLUVà Average Annual Pluviometric Precipitation (mm);· PC_NUC_ADà Percentage of Consumption units (UC) in High Density Areas (%);· PC_ERMT_3Fà Percentage of Medium Voltage (MV) grids, three-phase (%);· CM_NUC_RESà Average Consumption per UC of the Residential Class (given in MWh);· NUC_INDà Number of UC in the Industrial Class (exclusive for DEC);· NUC_COMà Number of UC in the Commercial Class (exclusive for FEC).

     ANEEL takes these attributes from the Geographic Database of the Distributor (BDGD) sent annually by each Distributor, in addition to using other databases30.

     The methodology approved by the Agency uses the dynamic clustering method to identify similarity between the groups in these attributes. It is worth pointing out that this method is applied only between airborne groups, while the underground groups form a single cluster.

     In the clustering process, each group, in given time of analysis, is considered the reference group and then, the groups, which are the most similar to it, are established. The distance measure

29 As clarified in Technical Note No. 0028/2010-SRD/ANEEL, the transition period was set considering the characteristics of each system and the required performance variation, adopting the average period of two tariff reviews, namely, eight years.

30 Native vegetation data taken from Project for Preservation and Sustainable Use of the Brazilian Biological Diversity

  Probio (2008), and the precipitation data is from the CPTEC site (from 1999 to 2012).

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used to evaluate the degree of similarity between the groups is the Euclidean one. Considering that this measure is sensitive to the scale differences existing between the attributes used in the comparison, the standardization called Score Z is done first - calculated by subtracting the average and dividing by the standard deviation for each attribute.

     Once the Euclidean distances are calculated, it is necessary to determine the heterogeneity of each reference group in relation to the other groups by means of Equation 30.

Equation 30 – Determination of Heterogeneity
jA
Hi= Max@Dist i
3 k

Where:

I: Reference group index;

Index of the group candidate for comparison to group i;

D†st j; h: g Euclidian distance of group i for group u of

~~ˆ~~:

Maximum reference distance, where k is the number attributes.

     For the definition of the clustering of similar groups, 20% is considered maximum allowed heterogeneity; however, it is also restricted to the comparison to a minimum and maximum quantity of comparable groups, namely:· Minimum comparable groups: 50 (heterogeneity is higher than 20%).

· Maximum comparable groups: 100 (heterogeneity is lower than 20%).

     The groups, which form clusters with 50 members (lowest clustering allowed) are called heterogeneous. For these groups, the norm provides performing a particular analysis to define the o limit, once there are few comparable groups.

     Once the similar groups are defined, their performance is compared in between. For this purpose, the similar groups are ordered in increasing order according to the average of the grouped values of the DEC and FEC indicators from the last 3 years.

The regulatory target is set by using a position measure, namely:· Interconnected airborne sets: set placed in the 2nd decile.

· Underground or isolated airborne groups: a group placed in the median.

The limit trajectory is linear and decreasing –

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     Equation 31 –, starting from the current limit (V0) of the group and achieving the regulatory target within 8 years (V8). The values obtained from the trajectory equation are rounded to integers (simples rounding). In case V8 is higher than V0 – Equation 32 –, keeping the initial limit until the end of the tariff period (V0 lock assumption).

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Equation 31 - Limit Equation

$$Limit^0 > Limit^{Target} \qquad Limit^t = Limit^0 - t\ x \left(\frac{Limit^0 - Limit^{Target}}{T}\right)$$

Equation 32 – Simplified Limit Equation

$$Limit^0 \leq Limit^{Target} \qquad Limit^t = Limit^0$$

Where:

T – Transition period, considered 8 years;

t – year, when the limit shall be calculated;

$Limit^t$ – limit to be calculated for year t;

$Limit^0$ – last limit already set for the group (current limit);

$Limit^{Target}$ – limit obtained by applying the percentile (target limit).

Finally, ANEEL defines criteria to handle specific situations of target calculation, such as: (i) the heterogeneous groups; (ii) the groups with very high part of the indicator related to the supply; and (iii) the groups with targets, which imposes high annual reduction rates.

For the handling of the heterogeneous groups, an index – Score ANI – is calculated, which determines whether the heterogeneous group has, average, attributes with higher complexity (when positive) or lower complexity (when negative), when compared to the other groups from its cluster. Score ANI may change the percentile used to define the regulatory target of the heterogeneous group and consequently, change the trajectory of the limits for the analyzed tariff cycle.

For handling of the groups with high share of supply in the indicators (in case, the limit defined at 9% for DEC and 15% for FEC is exceeded), the trajectory of the limits of the group is attenuated diluting the difference between the calculated value of the external indicator and the average of the grouped values of the external indicator of the similar groups in 4 years.

The last treatment given is in relation to the groups with very intensive limit-reduction trajectory, defining maximum annual reduction values of 8 hours for DEC and 5 interruptions for FEC. Thus, the reduction trajectory is restricted, if there are differences higher than these limits in successive years.

c) Assumptions for Forecast of the Verified (or real) DEC and FEC Indicators

The forecasts for the calculated (or verified) service quality indicators – DEC and FEC – follow three particular moments of the new concession.

The first moment is characterized with the adoption of Temporary Provision regimen in force in 2017 and possibly, in the beginning of 2018, assuming that the calculated indicators remain equal to the values verified in 2016. The second moment of the forecasts is comprehended between 2019 and 2025, where it is expected not only the new administration to set off, but also the beginning of the results collected by means of the investment and operational efficiency measurements taken as of 2018.

For forecast of the indicator performance in this new phase, benchmarking approach was adopted for identification of comparable companies (the same methodology presented in section 3.3.2 - operational costs). Thus, eight companies comparable to Ceron were used: CELESC, CELPA, COELBA, SANTA CRUZ, CEB, AME, ENF and EBO.

From the calculated global values of DEC and FEC of these 8 companies for the history from 2003 to 2016, a database was created containing the annual indicator and the reduction value of this indicator in relation to the value in the following year, provided that there is reduction in the following year, considering it null when the indicator increases from one year to the other. This, linear regressions were used in this database (excluding their critical outliers[31] and the null values), trying to find the equation, which enables relating the annual indicators to the annual reduction capacity, reflecting the decreasing yield of the service quality improvement efforts. In context of high service discontinuity, it is possible to verify considerable decreases in a few years, while in low discontinuity situations, the permanent and considerable reduction requires time and certainly, more resources.

Within this vision, two regression models were defined for the verification period from 2003 to 2016, considering one for DEC and another one for the FEC depending on the database. The first model presents DEC as dependent value, and the value of the reduction from one year to the other as explanatory variable, considering it null, when there is increase in the annual indicator. In the second model, the same analysis was used, considering the FEC indicator. Hereunder, the linear regression equations of the two mentioned models are shown.

Equation 33 – Linear Regression Equations for DEC

$$\hat{y}_i = -0.5761 - 0.0943\ \hat{x}_{i-1}$$

Equation 34 – Linear Regression Equations for FEC

$$\hat{y}_i = -0.6724 - 0.0721\ \hat{x}_{i-1}$$

Where:

$\hat{y}_i$ = Reduction rate of the calculated indicator (DEC or FEC) in year i;

$\hat{x}_{i-1}$ = The calculated indicator (DEC or FEC) in year $i-1$.

In synthesis, the regressions enable calculating the annual reduction of the indicators (DEC and FEC) that can be achieved, calculated from the database of the verified reduction with the comparable companies.

[31] Value that exceeds the average plus three times the standard deviation of the observations.

     From the regressions, the indicators are estimated year by year, starting from the assumption that the independent variable is the result for the previous year, obtaining possible decrease every year until 2025. The models estimated and used for the definition of the forecast of the quality indicators for Ceron are presented in Appendix E.

     Finally, the third moment is the forecast of the indicators from 2026 to 2047 and for this purpose, the calculated historical indicators were ordered in increasing order (2003 to 2016) of the comparable companies. The final target for the analysis period (2047) is defined by the measurement of the position of the 1st decile (or percentile 10) of the indicators of the comparable companies32. Once this level was found, a reduction trajectory was outlined, considering the indicator from 2025 as starting point and the value of the 1st decile applied in 2047 as end point. The value obtained in 2047 is considered for 2048, as it is expected to close the concession in the latter year.

d) Assumptions for Forecast of the Regulatory Limits of DEC and FEC

     For the forecasts of these regulatory targets, the method in force in 4CRTP was used, mainly grounded on the method of group clustering by similarity and the measurement of the position for the definition of the regulatory target. The database of attributes of each group in the country in 2016 was used to perform dynamic clustering.

     For the calculation, the following assumption were necessary: (i) progress in the interconnections of isolated systems to SIN was foreseen from 2019 to 2021 for the Distributors Eletroacre, Ceron and Boa Vista, influencing their regulatory target; (ii) the contribution of each group to the formation of the global indicators (DEC and FEC) in 2016 was used as weighing criterion for opening the forecasted indicators at company level defined according to the methodology presented in the previous section; and (iii) only the indicators of the Distributors from the Eletrobras group would present annual reduction rate, while the indicators of the other groups would remain constant.

     For calculation of the trajectories of the DEC and FEC limits forecasted from 2023 to 2048, it shall be considered that: (i) RTP will occur in 2023, 2028, 2033, 2038 and 2043; (ii) the value for 2048 will be equal to that obtained in 2047, as it is expected to close the concession in the latter year; and (iii) all limit values are weighed by the number of consumption units related to the average from the 1st quarter 2017, according to NT No. 088/2017 SRD-ANEEL.

e) Results for the Forecasts of the Verified and Regulatory Indicators

     Based on the used assumptions and methodologies, the results for the forecast of the verified indicators and the regulatory service quality limits of the distributor – DEC and FEC –until 2048 are presented. Graph 20 and Table 46 present the forecasts for DEC and Graph 21 and Table 47, those of FEC.

32 The first decile and the cut-off point, i.e., the target is defined as the accomplished performance of 10% better.

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Graph 20 - DEC Forecast for Ceron

Legenda:
Verified
Verified projected
Limits approved
Limits projected
40.78
29.23
32.18
27.16
24.75
22.66
16.70 16.57 16.57
7.03 6.74 6.74
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048

Source: Own Elaboration

DEC					
YEAR	VERIFIED/ VERIFIED PROJECTED	Homologated LIMIT/PROJECTED LIMIT	YEAR	VERIFIED/ VERIFIED PROJECTED	Homologated LIMIT/PROJECTED LIMIT
2014	29.23	27.16	2032	11.03	21.29
2015	40.78	24.75	2033	10.75	20.46
2016	32.18	22.66	2034	10.46	20.13
2017	32.18	20.57	2035	10.18	19.92
2018	32.18	27.54	2036	9.89	19.39
2019	28.57	27.54	2037	9.60	19.27
2020	25.30	27.54	2038	9.32	18.64
2021	22.34	27.54	2039	9.03	18.58
2022	19.66	27.54	2040	8.75	18.11
2023	17.23	27.53	2041	8.46	18.04
2024	15.03	26.81	2042	8.17	17.90
2025	13.03	26.05	2043	7.89	17.22
2026	12.75	25.31	2044	7.60	17.16
2027	12.46	24.75	2045	7.32	16.90
2028	12.18	23.77	2046	7.03	16.70
2029	11.89	23.23	2047	6.74	16.57
2030	11.60	22.58	2048	6.74	16.57
2031	11.32	21.88			

Source: Own Elaboration

Graph 21 - FEC Forecast for Ceron

Legenda:
— Verified
- - Verified projected
— Limits approved
- - Limits projected
30.30
24.68
24.16
21.25
21.58
18.39
9.53 9.51 9.51
6.72 6.61 6.61
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048

Source: Own Elaboration

FEC					
YEAR	VERIFIED/ VERIFIED PROJECTED	Homologated LIMIT/PROJECTED LIMIT	YEAR	VERIFIED/ VERIFIED PROJECTED	Homologated LIMIT/PROJECTED LIMIT
2014	24.68	24.16	2032	8.22	12.41
2015	30.30	21.25	2033	8.12	11.69
2016	21.58	18.39	2034	8.01	11.68
2017	21.58	15.89	2035	7.90	11.41
2018	21.58	18.91	2036	7.79	10.91
2019	19.35	18.91	2037	7.69	10.86
2020	17.28	18.91	2038	7.58	10.40
2021	15.36	18.91	2039	7.47	10.40
2022	13.58	18.91	2040	7.36	10.36
2023	11.93	18.90	2041	7.26	10.26
2024	10.40	17.94	2042	7.15	10.26
2025	8.98	17.17	2043	7.04	9.59
2026	8.87	16.14	2044	6.93	9.59
2027	8.76	15.62	2045	6.83	9.56
2028	8.65	14.53	2046	6.72	9.53
2029	8.55	13.99	2047	6.61	9.51
2030	8.44	13.55	2048	6.61	9.51
2031	8.33	12.90			

Source: Own Elaboration

Analyzing the forecasts for DEC, it can be noted that from 2019 to 2025, the values verified for DEC will present quick reduction trajectory, when compared to the trajectory between 2025 and 2048. As of 2022, the verified DEC will be lower than the regulatory and will remain lower by 2048. The same is verified for the FEC forecasts, where the value is lower than the regulatory in 2022 and remains in decrease trajectory by 2048.

4.3.6.Compensations

     Among the penalties provided in the legislation for violation of the quality standards in the electric power supply, the compensation for violation of the individual service continuity indicators is the most expressive.

     The methodology for the calculation of this compensation was prepared about eight years ago, as provided in Technical Note No. 092/2009 – SRD/ANEEL, and it comprehends the followings stages: (i) building the database of the individual indicators observed in the groups of consumption units for 2007 and 2008 – data from 36 Distributors, which served 65% of the consumers in the country at that time –; (ii) production of histograms for 42 DEC and FEC ranges according to the verified individual indicators segregated by connection voltage (HV, MV and LV) and localization (urban or non-urban); (iii) definition of percentile 90 as position measurement of the individual limit for each range; and (iv) application of a trend line to correct possible inconsistencies related to the limits of each range; (v) setting the DICRI limit as the DMIC value from the last DEC range; and (vi) multiplication of the monthly values by 2 and 4 for calculation of the quarterly and the annual limits, respectively. By means of this method, the limit tables of the individual indicators presented on Module 8 of PRODIST were built.

     To what refers to the compensations paid to the consumer for the violation of the individual limit, the calculation is made using the quotient of the calculated value in relation to the limits (percentage of limit excess), multiplied by the value of the Distribution System Use Charge (EUSD) and increased by a constant, which depends on the voltage level of the consumer’s connection.

     EUSD is used as a base for the calculation of the individual compensations. EUSD is calculated using the product of the use tariff33 (TUSD) by the respective verified consumption variable or contracted demand, according to Equation 35.

Equation 35 - Calculation of the average EUSD

EUSDaverage = TUSD x Consumo (KWh)

Where:

EUSDaverage: Arithmetic mean of the Distribution System Use Charges (EUSD); TUSD: Distribution System Use Tariffs.

Equation 36 presents the general rule for the calculation of the compensations by indicator.

33 Related to the voltage level and the tariff sub-group.

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Equation 36 - Calculation of the Compensation in Force

$$\text{Value} = \left(\frac{DIC_v}{DIC_p} - 1\right) \cdot DIC_p \cdot \frac{EUSD_{Avg}}{730} \cdot kei$$

Where:

INDv: Indicator calculated in the considered period (DIC, FIC, DMIC or DICRI);

INDp: Limit indicator in the considered period (DIC, FIC, DMIC or DICRI);

730: Average number of hours in the month;

kei: Coefficient of mark-up defined for each voltage level (kei=15 for LV; kei=20 for MV; kei=27 for HV).

To project the behavior of the future interruptions and the associated compensations of the geoelectric group, it was decided to develop a statistical methodology, which does not need analysis of the evolution of the individual indicators by consumption unit. A regression model was built, which related the effectively paid compensation values[34] to the group indicator and the power consumption.

The database[35] used in the regression is composed of 65 annual DEC remarks[36] and the power consumption of 17 companies from the North and North-East regions[37] between 2013 and 2016. The explanatory DEC variable was selected for its high level of correlation with the total compensation (dependent variable). The same is done for electric power consumption variable, which is also well correlated with the compensation, considering that the power consumption influences the composition of $EUSD_{médio}$ directly. The econometric model LOG-LOG was used due to the non-linear relation of the parameters. The estimated parameters showed to be satisfactory with 5% significance level and the signs of the coefficients were the expected ones. In

[34] Total compensation = sum of the monthly, quarterly, annual compensations and that of the Monthly DICRI.
[35] Information obtained from the ANEEL site.
[36] Other variables, such as FEC, FEC limit and DEC limit were tested, but they did not demonstrate to be satisfactory.
[37] The companies are CEAL, CELPE, CEMAR, CEPISA, COELBA, COSERN, EBO, ENEL CE, EPB, ESE, SULGIPE, AME, BOA VISTA, CELPA, Ceron, ELETROACRE and ETO.

Table 48, there is the result of the regression model.

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Table 48 – Compensation Regression Table

RESULT SUMMARY

Regression Summary	
R Multiple	0.958182644
R-Squared	0.918113979
Adjusted R-squared	0.915472495
Standard error	0.518092897
Notes	65

A NOVA

	0/	SQ	MQ	F	F of signification
Regression	2	186.5923343	93.29616717	347.5749957	2.0394E-34
Waste	62	16.64205549	0.26842025		
Total	64	203.2343898			

	Coef.	Standard Error.	Stat t	p-value	95% inf	95% sup.
Intersection	-8.004651915	0.927050914	-8.634533219	3.1588E-12	-9.857800287	-6.151503542
LOG DEC	1.555380044	0.109074436	14.25980367	3.06121E-21	1.337343353	1.773416735
LOG CONSUMPTION	1.222187038	0,060966802	20,0467631	8,70735E-29	1,100316137	1.344057939

Source: Own Elaboration

Based on the forecasts of the explanatory DEC variables (section 4.3.5) and the power consumption (section 3), compensations were forecasted for the next 30 years. Based on the compensation paid in 2016, variations of the compensations were calculated, including in the value to be paid by Ceron, according to Equation 37.

Equation 37 - Forecasted Compensation

$$Compensation_i = Compensation_{2016} + \left(Compensation_{2016} * \left(\frac{\widehat{Compensation}_i}{\widehat{Compensation}_{i-1}} - 1\right)\right)$$

Where:

$Compensation_i$ = Forecast of the compensation in i;

$Compensation_{2016}$ = Compensation calculated in 2016;

$\widehat{Compensation}_i$ = Compensation estimated in year i.

Graph 22 shows both the forecast of the compensations and the evolution of the explanatory DEC variables and power consumption. The compensation tends to decrease according to the reduction of DEC, and tends to increase according to the stabilization or the low reduction of DEC and in case of market growth.

Graph 22 – Forecasted Compensation Ceron

Compensations (Thousands)
Consumption (MWh)
DEC (Hours)
32.18
R$16,000
R$14,95
R$13,87
R$14,162
2,889
5,389.04
R$5,152
6.74
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048

Source: Own Elaboration. Compensation in currency from August 2017.

Finally, the forecasted compensation values until the 5th calendar year after the date of signature of the concession contract (2018) were used in the calculation of the distributor's RTP, which will be destined to the investments, as expressed in clause nineteen of the draft of the new model of Contract for Concession of Public Electric Power Distribution Service given by Document No. 113/2017-DR/ANEEL dated May 3, 2017.

In synthesis, the referred clause indicates that: (i) the compensation values shall continue being calculated by the Distributor for follow-up and inspection by ANEEL; (ii) as of the second calendar year after the signature of the contract, in case the calculated values of the compensations are lower than the calculated values for the previous calendar year, this difference will be considered remunerable investment at the time of RTP, and the remaining value accounted in the Special obligations account; and (iii) in case the calculated values of the compensations are higher than the calculated values for the previous calendar year, this difference shall be invested double in the concession e and accounted in the Special obligations account.

In this case, Ceron presents reductions of the financial amount of the compensations in the period from 2018 to 2023, considering that such amounts and the results from their annual differences are considered in the RTP in 2023.

4.3.7. Long-Term Investment

This section contemplates the assumptions used for forecasts of long-term investments of Ceron.

In Product 7 *"Technical-Operational Evaluation Report for BCeron"*, the Quinquennium Investment Plan (PIQ) for the period from 2018 to 2022 was presented. This plan was conceived considering technical and operational aspects of the electric power distribution service provision, evaluating the short-term needs of the company: meeting the demand for new connections - based on the vegetation growth and the Program Luz para Todos [Light for All] (PLpT) – and the improvement of the performance of the service continuity, voltage levels and electric loss indicators, as well as suitability actions and implementations of computer systems to support the commercial and the distribution management.

PIQ 2018-2022 was prepared based on information provided in the Data Room by Ceron, namely: the "Electric System Expansion Plan (period 2017-2026)", the "Distribution Development Plan - PDD for 2017" (although temporary[38]), the "Plan for Results for Improvement of the Distribution Services from 2015", and the "Temporary Provision Plan of the Electric Power Distribution Service" for 2017. Furthermore, information obtained by means of the "Field visit report" (Annex I to the Technical-Operational Evaluation Report) and additional data of investments forecasted by the Ceron planning area, obtained in in-person meetings and Conference Calls held was used.

Table 49 summarizes the Quinquennial Investment Plan 2018-2022 of the Distributor. It is verified that R$ 1.06 million of investments is necessary for the first 5 (five years of the contract, considering that the need for 2018, which concentrates R$579.7 million, is remarkable.

Table 49- Forecast of Quinquennial Investments 2018-2022[39]

Work Type/Systems	2018	2019	2020	2021	2022	Total
AT Expansion	R$ 200,512,486	R$ 88,774,958	R$ 17,816,766	R$ 4,429,051	R$ 11,074,813	R$ 322,608,074
MT Expansion	R$67,344,148	R$60,690,974	R$ 38,018,864	R$44,902,845	R$10,583,335	R$ 221,540,166
Improvement	R$ 46,291,440	R$ 20,708,630	R$ 16,021,360	R$ 17,160,370	R$ 25,045,450	R$ 125,227,250
Renewal	R$ 33,552,002	R$ 33,552,002	R$ 33,552,002	R$ 33,552,002	R$ 33,552,002	R$ 167,760,010
Energy for All	R$ 201,000,000	-	-	-	-	R$ 201,000,000
Commercial System	R$ 10,000,000	-	-	-	-	R$ 10,000,000
ERP System	R$ 20,000,000	-	-	-	-	R$ 20,000,000
Adequacy of SGD System	R$ 1,000,000	-	-	-	-	R$ 1,000,000
Total Investments	**R$ 579,700,076**	**R$ 203,726,564**	**R$ 105,408,992**	**R$ 100,044,268**	**R$ 80,255,600**	**R$ 1,069,135,500**
Total of Own Resources[39]	**R$ 147,965,310**	**R$ 203,726,564**	**R$ 105,408,992**	**R$ 100,044,268**	**R$ 80,255,600**	**R$ 637,400,734**

*Values in real currency, at prices from April 2017. Source: Own Elaboration

This plan will set the forecasts of investments for the other 25 years of the contract, which are medium and long term resource needs. The forecasts will be explained in two blocks: forecasts of the electric investments (HV Expansion; MV Expansion; Improvement and Renewal, and forecast of investments in non-electric assets (Systems).

[38] At the time of preparation of Product 7, PDD for 2017 has not been delivered by Ceal to ANEEL yet.

[39] The subsidies related to the works linked to the Light for All Program (PLPT) (90%) were deducted from the investment total and the subrogation of the benefits of the Fuel Consumption Account - CCC (100%) related to the interconnection of parts of the AME system to the National Interconnected System - SIN that better reflects the disbursement of the new concessionaire

a) Assumptions for Forecast of the Electric Investments

The forecast of electric investments in the concession for the other 25 years of the contract was estimated by quinquennium, considering the need of funds aimed at expansion and improvement of the distribution assets based on PIQ 2018-2022.

The need of investments in **expansion and improvement** for the 2nd quinquennium (2023-2027) was forecasted according to the following metrics: (i) initially, we calculated the mean and the standard deviation of each kind of investment stated in PIQ 2018-2022; (ii) the values of the interval between the mean ± a standard deviation (considered *outliers*) were not computed for PIQ 2023-2027; (iii) the sum of the investments of the years considered typical were multiplied by factor *"5/No. of typical years"* to obtain the necessary quinquennial amount; (iv) finally, this result was multiplied by a reducing factor, using the assumption that in the 1st quinquennium of the concession, there are important investments blocked, which shall be made by the new controller[40]. Chart 10 illustrates the methodology used to project the quinquennial investments.

Let's suppose that the investments forecasted for HV Expansion between 2018-2022 are those stated in Table 50 (values just for illustration), which totalize R$10.3 million in the 1st quinquennium of the new contract. The mean, the standard deviation and the upper and lower limits to be considered *outlier* investments are presented in Table 51.

Table 50 - Investments in HV Expansion works 2018-2022

WORK TYPE	2018	2019	2020	2021	2022	Total
AT EXPANSION	R$1 ,000,000	R$5,000,000	R$1 ,100,000	R$2,000,000	R$1,200,000	R$10,300,000

AT Expansion Average (2018/2022)	AT Expansion Standard Deviation (2018/2022)	Upper Limit (Average + Std. Dev.)	Lower Limit (Average - Std. Dev.)
R$ 2,060,000	R$ 1,.690,562	R$ 3,750,562	R$ 369,438

Thus, values above R$3.75 million and under R$369.4 thousand will not be considered in the calculation of the second quinquennium (2023-2027). That is, the investment in 2019 (R$5 million) will be disregarded.

The investments in the other four years were then added and multiplied by 5/4, as it can be seen in Table 52.

Table 52 - Investments in HV Expansion work (*outliers* excluded)

[40] It shall not be supposed that there will be grid infrastructure works in the other quinquennial periods similar – in quantity and resources – to the need forecasted for the quinquennium 2018-2022.

WORK TYPE	2018	2019	2020	2021	2022	Considered Value
AT EXPANSION	R$1 ,000,000	R$5,000,000	R$1 ,100,000	R$2,000,000	R$1,200,000	R$ 5,300,000*(5/4) = **R$ 6,625,000**

Finally, the obtained amount is multiplied by the adjustment factor of the need in the quinquennium. To simplify, we adopted adjustment factor 1.0. Thus, the need of investments in the quinquennium 2023-2027 is equivalent to R$ 6.6 million.

Table 53 - Investments in HV Expansion works 2023-2027

Considered Value	Amount for the Quinquennial 2023/2027
R$ 5,300,000*(5/4) = **R$ 6,625,000**	R$ 6,625,000*(1) = **R$ 6,625,000**

Source: Own elaboration.

Once the total amount of necessary investments in expansion and improvement of the distribution system for the quinquennium are calculated, it was necessary to separate the resources in the 5 years that compose the period.

For HV expansion works, it was assumed that 60% of the investments are allocated in the last two years of the quinquennium – close to the subsequent tariff review of the Distributor[41] - considering that in general, there is certain flexibility to execute these works, and 30% have been allocated in each year. The other 40% are allocated in the first three years of the quinquennium, at 10% rate for the first two years and 20% for the third year. For the other voltage levels and improvements works, all years have the same weight (20% of the resources per year).

The forecasts of the third (2028-2032), fourth (2033-2037), fifth (2038-2042) and sixth (2043-2047) quinquennial periods for Expansion and Improvement works were based on the previous quinquennium.

It shall be highlighted that for HV expansion works, we considered oscillating factors between quinquennial periods: at every 10 years, the need of investments doubles in relation to the previous quinquennium. The idea is that expansion at high voltage levels tends to withstand short and medium term load increase. For MV and improvement works, the amounts of investments present a stable trajectory along the five-year cycles, reflecting the more continuous and capillary fulfillment of the load in these voltage levels.

Regarding the investments in **Renewal,** the forecast metrics was different, in two steps: (i) first, the share of the amount destined to Renewal within the investments in PIQ 2018-2022 was calculated; (ii) taking this percentage as a reference, we applied it to the other 25 years of the contract, from 2023 to 2047.

It shall be pointed out that no resources have been forecasted for PLpT because the program will be closed in 2018.

[41] The objective is that the capital disbursement of the concessionaire is close to the tariff recognition of the investments made.

b) Assumptions for Forecast of Non-Electric Investments

In addition to the forecasts of investments for Expansion, Improvement, Renewal works at the different voltage levels of the Distributor, it is also necessary to project the amounts related to the investments in Systems. For this purpose, the adopted the assumption that at every five years, it is required to invest 50% of the provision in the first quinquennium (2018-2022).

c) Results

Table 54 presents the results for the forecasts for each investment segment of the Distributor by quinquennium. To make comparison easy, we present the forecasted values in real currency (April 2017). It can be noted that the investments from the 1st quinquennium (R$1.06 billion) are 34% of the total for the 30 years (R$ 3.14 billion).

Work Type/Systems	1st Five-Year Period (2018-2022)	2nd Five-Year Period (2023-2027)	3rd Five-Year Period (2028-2032)	4th Five-Year Period (2033-2037)	5th Five-Year Period (2038-2042)	6th Five-Year Period (2043-2047)
AT Expansion	R$ 322,608,074	R$ 45,785,846	R$ 91,571,691	R$ 45,785,846	R$ 91,571,691	R$ 45,785,846
MT/BT Expansion	R$ 221,540,166	R$ 191,483,577	R$ 191,483,577	R$ 191,483,577	R$ 191,483,577	R$ 191,483,577
Improvement	R$ 125,227,250	R$ 78,935,810	R$ 78,935,810	R$ 78,935,810	R$ 78,935,810	R$ 78,935,810
Renewal	R$ 167,760,010	R$ 61,642,450	R$ 70,163,908	R$ 61,642,450	R$ 70,163,908	R$ 61,642,450
Energy for All	R$ 201,000,000	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0
ERP System	R$ 20,000,000	R$ 10,000,000	R$ 10,000,000	R$ 10,000,000	R$ 10,000,000	R$ 10,000,000
Commercial System	R$ 10,000,000	R$ 5,000,000	R$ 5,000,000	R$ 5,000,000	R$ 5,000,000	R$ 5,000,000
Adequacy of SGD System	R$ 1,000,000	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0
Total of Investments	**R$ 1,069,135,500**	**R$ 392,847,682**	**R$ 447,154,986**	**R$ 392,847,682**	**R$ 447,154,986**	**R$ 392,847,682**
Total of Own Resources	**R$ 637,400,734**	**R$ 392,847,682**	**R$ 447,154,986**	**R$ 392,847,682**	**R$ 447,154,986**	**R$ 392,847,682**

*Values in real currency, at prices from April 2017.

Source: Own Elaboration

Graph23 illustrates the behavior of the electric and the non-electric investments over the years. It can be initially noted that the investments in 2018 are actually very high, given the historical blocking of investments in the concession. Furthermore, the investments are growing during the 30 years, with peaks in the two years before RTP (given the concentration of HV investments in these years). Finally, the effect of the expressive expansions at every 10 years, as mentioned above, can be perceived.

1st RTP
2nd RTP
3rd RTP
4th RTP
5th RTP
6th RTP (Reversal)
TOTAL NON-ELECTRIC INVESTMENTS
TOTAL ELECTRIC INVESTMENTS

*Values in rated currency every year.

Source: Own Elaboration

On its turn, Graph 24 presents the investments segregated by type and voltage level, when applicable. It can be noted that there is gradual increase of the share of the investments in HV expansion, Improvement and Renewal. Actually, in long terms, it is expected for the company, when well-administered, to invest more in improvement and renewal of the distribution assets (transmission lines, power transformers, etc.). Furthermore, increase in the load is expected, which would demand expansion of the MV distribution grids of the concessionaire.

AT EXPANSION
MT EXPANSION
IMPROVEMENT
RENEWAL
ENERGY FOR ALL
ERP SYSTEM
COMMERCIAL SYSTEM
ADEQUACY OF SGD

Source: Own Elaboration

*Values in rated currency every year.

4.3.8.Remuneration Base

     Within the tariff review process, the definition of the Regulatory Remuneration Base (BRR) is a fundamental input for the calculation of the capital remuneration and the regulatory reintegration quota. BRR consists in the group of assets held by the service provider appreciated according to given methodology.

a) Methodology Adopted by ANEEL

     For electric power distribution concessionaires in Brazil, ANEEL uses the DORC (Depreciated Optimized Replacement Cost) method to evaluate the assets of higher representativeness in the BRR value and CCV (Current Cost Valuation) for the valuation of the assets with lower representativeness. Furthermore, the Rolling Forward method is applied with the purpose to provide its movement in time. These methods are described in Appendix F.

     In the Periodic Tariff Review (RTP), the construction of BRR considers two elements. The first is obtained by the BRR amount of the previous RTP (called Frozen asset base), deducting the depreciation and the write-off made in the period between the RTP’s, financially updated by the IPCA index. The second, called additional base, is calculated by means of the additions made in the period between the RTP’s, valued at market prices through an asset re-evaluation process.

     BRR is composed of the values of the followings items: fixed assets in service (evaluated and depreciated); warehouse in operation; deferred assets; and special obligations (or without lien). For the purposes of validation of the physical registration and the re-evaluation, the Fixed Assets in Service (AIS) are divided in the following groups: intangible; land; reservoirs, dams and water networks; buildings, civil works and improvements; machines and equipment; vehicles; and furniture and utensils.

     For the valuation of the electric power distribution assets, DORC or CCV are considered depending on the asset group. The groups of machines and equipment; buildings, civil works and improvements are evaluated by DORC, while the groups of land and easement are evaluated by CCV, i.e., from the accounting values corrected by the IPCA index.

     In the composition of Portion B, the Regulatory Reintegration Quota (QRR) and the Capital Remuneration (RC) are considered. QRR results from the multiplication of the gross BRR by the regulatory depreciation, according to Equation 38

Equation 38 – Regulatory Reintegration Quota

QRR BRRb

Where:

QRR = Regulatory reintegration quota.

BRRb = gross BRR.

  = average depreciation rate of the fixed assets in Service.

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Gross BRR is calculated by Equation 39.

Equation 39 – Gross BRR

$$BRRb = AIS - IA - OE - BTD$$

Where:

BRRb: gross BRR.

AIS: Fixed assets in Service.

IA : Use Index.

OE: Special Obligations.

BTD: 100% depreciated assets.

The special obligations (OE) correspond to the resources of the consumer's financial share and the budget subsidies from the Federation, federal, state or municipal funds. These are non-onerous liabilities and are not shareholder credits. They are updated upon the same criteria and indexes as those used to correct the assets entered in AIS. The depreciation of the assets acquired with funds from the special obligations is not computed in the calculation of the concessionaire's required revenues. They are amortized in the accounting at the same depreciation rates, using an average rate defined from the tariff review.

The use index corresponds to the percentage of use of the asset in the regulated service. It is calculated for land, buildings, facilities, machines and equipment.

The Capital Remuneration is calculated by Equation 40.

Equation 40 – Capital Remuneration

$$RC = (BRRl - RGR).\, r_{WACC_{pré}} + RGR.\, r_{RGR}$$

Where:

RC: Capital remuneration

BRRl: net BRR.

RGR: RGR debt balance.

rWACCpré: Weighted average verified capital cost before taxes.

rRGR: RGR capital cost.

The Global Reversal Reserve (RGR) is a sector fund created by Decree No. 41.019/1957. This fund is used to finance the Program Luz Para Todos (PLpT), in addition to energetic efficiency projects within the National Program for Electric Power Preservation (Procel). The RGR cash to capital are also aimed at the system electric improvement and expansion works in the power generation, transmission and distribution areas.

The verified WACC before taxes is defined as described in section 4.3.1. The remuneration rate of the RGR resources designed to the Program Luz para Todos (PLpT) was calculated in the 4th Cycle of Periodic Tariff reviews considering the spread of interest for correction of the permanent assets plus the administration rate and taking out the average IPCA in the period between May 2009 and April 2014. On its turn, the remuneration rate of RGR resources destined to Other Investments was calculated considering the average TJLP in the period between May 2009 and April 2014, plus the administration rate and taking out the average IPCA in the same period.

Net BRR, which WACC is applied on, is determined by Equation 41.

Equation 41 – Net Regulatory Remuneration Base

$$BRRl = AIS - DA - IAD - OEL + AO + TS$$

Where:

BRRl: net BRR.

DA: Accrued depreciation

IAD: Depreciated Use Index

OEL: Net special obligations

AO: Operation warehouse

TS: Land and Easement

The accrued depreciation is calculated from the percentage entered in the books, by means of the date each asset entered in operation, calculated by the linear depreciation method (straight line). The identification of the accrued depreciation of each asset is done through the process of conciliation of the physical with the accounting record.

The warehouse operation, related to operation and maintenance of machines, installations and equipment necessary for the provision of the service is composed of the average balance from the last twelve months of sub-accounts: (i) raw materials and inputs for generation of electric power, (ii) materials (except materials destined to sale, loans and residues or scrap), (iii) purchasing in progress and advance payment to suppliers, deducting the (i) provisions for impairment.

To compose Portion B, in addition to the Capital remuneration and the regulatory reintegration quota, the Remuneration from Special obligations is also considered, which is calculated according to Equation 42.

Equation 42 – Special Obligations Capital Remuneration

$$RC_{OE} = \frac{r_p - r_f}{1 - t} \times 0{,}5 \times P \times \frac{CAOM}{CAOM + CAA - RC_{OE}} \times OES_b$$

Where:

RC_{OE}: Remuneration on the Investments Made with resources of Special Obligations;

r_p: Cost of Own Capital (nominal).

r_f: Remuneration of the Asset Free from Risk (nominal).

t: Taxes and Contributions on the Income.

P: Participation of the Own Capital in the Total Capital.

CAOM: Administration, Operation, and Maintenance Costs.

CAA: Annual Cost of the Assets.

OES_b: Gross Special Obligations.

In Portion B, there is also the Annual Cost of the Mobile and Portable Installations (CAIMI), which refers to the investments in a short recovery period, such as those made in hardware, *software*, vehicles and the whole infrastructure of buildings for administrative use. These assets compose the Regulatory Annuity Base (BAR), which is calculated by Equation 43.

Equation 43 – Regulatory Annuity Base (BAR)

$$BAR = 2{,}7159 \times (AIS - IA)^{-0{,}167+1} \times (IPCA_1 / IPCA_0)^{0{,}167}$$

Where:

BAR: amount related to investments in non-electric assets (facilities, furniture and real estate).

AIS: Fixed Assets in Service approved in RTP.

IA: Use Index approved in RTP.

IPCA1: value of IPCA on the RTP date.

IPCA0: value of IPCA on 1/1/2015.

Then, BAR is segregated in rental, vehicles and systems, considering the proportions indicated in Table 55.

Asset Group	(% BAR)
Rentals *(BAR_A)*	45%
Vehicles *(BAR_V)*	12%
Systems *(BAR_I)*	43%

Source: Sub-module 2.3 of PRORET by ANEEL

CAIMI is calculated with remuneration on 50% of the investment, and it is composed by the sum of the rental, vehicles and information systems groups. The annual cost of the rentals groups is calculated by Equation 44.

Equation 44 – Annual Rental Cost (CAL)

$$CAL = BAR_A \times \left[\frac{1}{VU} + \frac{r_{WACCpré}}{2} \right]$$

Where:

CAL: Annual Rental Cost;

BAR_A: Amount of the regulatory annuity base related to the investments considered for infrastructure of real estate for administrative use;

VU: Service life 27.9 years. The value defined in Table XVI of the annex to the Electric Sector Asset Control Manual– MCPSE is considered, namely, 75% related to TUC (Type of Registration Unit) “230.01 – General Equipment – furniture and utensils”; and 25% related to TUC “215.09 - Buildings – others”.

The annual cost of vehicles is calculated by Equation 45.

Equation 45 – Annual vehicle Cost (CAV)

$$CAV = BAR_V \times \left[\frac{1}{VU} + \frac{r_{WACCpré}}{2} \right]$$

Where:

CAV: Annual cost of vehicles;

BAR_V: Amount of the regulatory annuity base related to the investments in vehicles;

VU: Service life 7 years. The value defined in Table XVI of the annex to the Electric Sector Asset Control Manual– MCPSE is considered, related to TUC “615.01 – Vehicles”.

The annual cost of the group of information systems is calculated by Equation 46.

Equation 46 – Annual Cost of Information Systems (CAI)

$$CAI = BAR_I \times \left[\frac{1}{VU} + \frac{r_{WACCpré}}{2}\right]$$

Where:

CAI: Annual Cost of Information Systems;

BARI: Amount of the regulatory annuity base related to the investments in information systems;

VU: Service life 5.3 years. The value defined in Table XVI of the annex to the Electric Sector Asset Control Manual– MCPSE is considered, namely 70% related to TUC "535 – *Software*"; and 30% related to TUC "235 – General Information Equipment".

b) Methodology for Forecast of BRR and Assumptions

Below, we will demonstrate how we forecasted the Regulatory Remuneration Base (BRR) of the Company. The forecast model used the data in the following asset evaluation reports as initial source:

- Evaluation report prepared by Deloitte (delivered on 7/27/2017), which considered reopening of the base of assets unified by the base date of the 3rd RTP and the evaluation of the base of assets unified between the 3rd RTP and Feb/17.
- Evaluation report prepared by American Appraisal (delivered on 6/22/2017) which considered the base of assets by the 3rd RTP in a closed way and the evaluation of the base of assets unified between the 3rd RTP and Feb/17.

In the model, different forecast criteria were considered for the base of assets unified by Feb/17 (called Frozen Assets BRR in the model) and for the unification done after Feb/17 and new investments (called Additional BRR in the model). The Frozen Assets BRR is coming from the information presented in the evaluation reports, while the additional BRR is determined based in the information about the new investments forecasted for the 30 years of concession.

The **Frozen Assets Base** starts from the values considered in the Evaluation report prepared by Deloitte, defining the deduction of the difference between AIS of the full BRR available in this Evaluation report, R$ 2.015 billion, and AIS of the Frozen Asset BRR of the Evaluation report prepared by American Appraisal before, R$ 1.451 billion, resulting in AIS of R$ 1.963 billion as shown in

Table 56.

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Full BRR AIS - Deloitte Current Report (I)	2,015,925,579
Shielded BRR AIS in the 3rd RTP - American Appraisal Previous Report (II)	1,451,249,425
Portion of AIS to be Gloss (III) = (I) - (II)	564,676,155
% Gloss (IV)	9.2%
AIS Considered in the Model on Feb/17 (V) = (II) + (III) x [1-(IV)]	**1,963,920,352**

Source: Own Elaboration

The deductions were calculated from the ratio between the final AIS (VOC) and the initial AIS (VOC) (without deductions) of the Additional BRR of the 3rd RTP of the distributors from the Eletrobras group, as per Table 57.

Companies	Incremental AIS VOC (final)	Incremental AIS VOC (initial)	% Gloss
Cepisa	835,842,143	897,473,190	6.9%
Ceal	385,189,982	393,695,579	2.2%
Eletroacre	179,823,621	199,479,273	9.9%
Ceron	547,631,119	585,776,597	6.5%
Boa Vista	64,853,943	71,850,393	9.7%
AME	899,942,442	1,126,729,159	20.1%
AT Expansion			**9.2%**
Minimum			**2.2%**
Maximum			**20.1%**

Source: Own Elaboration

This deduction percentage reflects possible imperfections of the asset and unification controls, which in the recent past, have produced reduction of the regulatory BRR values. As it is about full BRR evaluation of the concessionaire, there is a risk of higher deduction than those verified in a normal process of evaluation of additional BRR. A full evaluation involves assets, which have been unified far in the past, beyond the additional period from 2013 to 2017, which makes survey of information and physical-accounting conciliation difficult. The scope of the reevaluation work is bigger, covering a high number of assets and records, and increases the evaluator's efforts. Furthermore, full evaluation of BRR is not normal, once since the 2nd cycle, ANEEL adopts additional evaluation of the assets, which intensifies care in a complete process inspection.

Considering these factors, which increase the risk of deduction, we adopted the following criterion to establish this deduction percentage:

- For companies with deductions under the average, the average percentage of deductions (9.2%) was considered.

- When the company had percentage of deductions above the average, the average between the company's percentage and the maximum percentage of deductions (20.1%) was used.

Ceron fits the first case, obtaining deduction at 9.2%.

The values considered as starting point in the frozen BRR in Feb/17, are presented in Table 58.

Descriptio n	Report Feb/17
(1) Fixed Asset in Service (New Replacement Value)	1,963,920,352
(2) Integral Use Index	31,312,358
(3) Special Obligations	608,593,629
(4) Assets totally Depreciated	233,424,686
(5) Gross Remuneration Base = (1)-(2)-(3)-(4)	**1,090,589,679**
(6) Accumulated Depreciation	862,824,170
(7) Net AIS (Market Value in Use)	1,101,096,182
(8) Depreciated Use Index	19,113,808
(9) Value of the Remuneration Base (VBR)	1,081,982,374
(10) Operating Warehouse	7,290,487
(11) Deferred Asset	0
(12) Net Special Obligations	503,127,630
(13) Land and Easements	8,742,205
(14) Total Net Remuneration Base = (1)-(6)-(8)-(12)+(10)+(11)+(13)	**594,887,436**
(15) Balance RGR PLPT	41,672,203
(16) Balance RGR Other Investments	88,975,382
(17) Depreciation Rate	3.74%

Source: Own Elaboration

From the values considered in Table 58, the monthly transactions of the Frozen Asset BRR is determined by financial update by IPCA and the deduction of depreciation and write-off of assets, which entered in operation by Feb/17. The forecast of the Additional BRR account was made as described below:

- AIS: evolves upon deduction of write-off of assets and update by IPCA.
- Write-off of assets: the average rate of Write-offs/AIS verified in the Evaluation report prepared by American Appraisal (delivered on 6/22/2017) in the period between the 3rd RTP and Feb/17 was applied to AIS every month.
- Full Use Index (R$): evolves with IPCA.
- Gross Special obligations: evolve upon deduction of write-off of special obligations (OEs) and update by IPCA. Write-off of special obligations was forecasted by applying, to AIS of each month, the average rate of OEs write-offs informed by the company about AIS in the period between the 3rd RTP and Dec/16. The OEs write-offs informed by the company in the period were converted into VNR (New

Replacement Value42). Conversion of VOC (Original Accounting Value43) into VNR is done by the relation of AIS (VNR) / AIS (VOC) of the company in the 3rd RTP, which resulted in 0.95. AIS (VNR) is the approved value of AIS in the 3rd RTP of the company. AIS (VOC) comes from worksheet “Calculation Report - Capital Cost -Factor X” (made available by ANEEL in AP No. 040/2010) adding the VOC informed by the company for the Additional BRR of the 3rd RTP to the value of AIS.

· 100% Depreciated assets: application of an average growth rate determined from the evolution of the monthly accounting balance of the assets, which have been 100% depreciated, considering the average depreciation rate of each asset and the residual value in the database informed by the concessionaire.

· Accrued depreciation: updates the previous accrued depreciation by IPCA, adds the monthly depreciation and takes the write-off depreciation out. o Monthly Depreciation: Gross BRR multiplied by the average depreciation rate. o Write-off Depreciation: application of the average write-off depreciation percentage verified in the Evaluation report prepared by American Appraisal on the value of write-offs in the forecasted month.

· Average Depreciation Rate: the depreciation rate drops from the average level verified in Feb/17, considering the increase of the average service life of the assets. o In Feb/17 the weighted average between the depreciation rate of each asset and its weight in the residual AIS (AIS deducting 100% depreciated assets) verified in the Evaluation report prepared by Deloitte was considered, resulting in 3.22%. o After Feb/17, the rate drops from the average level of 3.22%, because the assets are becoming 100% depreciated (or are written off). The purpose is to estimate which the expected level at the end of the forecast is (2048). For this purpose, we used accounting data made available by the concessionaire in Sep/16 again, projecting the residual AIS year by year. Then, we calculated the average depreciation rates of the assets, weighting the depreciation rates of each asset by its weight in the residual AIS. Once the rate expected in 2048, 2.56%, was obtained, we interpolated the values between Feb/17 and Dec/2048.

· Operation warehouse: proportion of the Operation warehouse account in relation to the gross BRR of the Evaluation report prepared by Deloitte applied to the gross BRR of the forecasted month.

· Depreciated Use Index (R$): segregation of the percentage of assets, which are not land, in the amount of Full IA, using the proportion of the amount of assets in IA of BRR of the 3rd RTP, which are not land.

42 Equivalent to the appreciation by DORC for ANEEL. 43 Equivalent to the appreciation by CCV for ANEEL.

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o In the proportion of the land use index, the annual depreciation rate is not applied. o The annual depreciation rate is applied to the proportion of the use index of the other assets.

· Net special obligations: update of the net special obligation accumulated by the previous month by IPCA, deduction of the Special obligations write-offs from the current month and depreciation of the result.

· Deferred Assets: if any, they evolve with IPCA.· Land and Easement: evolves with IPCA.

· RGR Balance (PLpT): initially, the RGR Balance (PLpT) balance was financially updated by IPCA and the depreciation from the period between the 3rd RTP and Feb/17 was deducted. In the subsequent months, the forecast was made by updating the balance until the precious month by IPCA and depreciation of the result.

· RGR Balance (Other Investments): initially, the RGR Balance (Other Investments) was financially updated by IPCA and the depreciation from the period between the 3rd RTP and Feb/17 was deducted. In the subsequent months, the forecast was made by updating the balance until the precious month by IPCA and depreciation of the result.

     The transaction of the Additional BRR (new investments) was made by means of addition of assets forecasted for the period after Feb/17, deducted from the write-offs related to these assets. The forecast of the Additional BRR account was made as described below:· New Assets (Investments): addition of assets from the current month added to the update (IPCA) of the amount accumulated until the previous month, deducting the write-offs of assets, which entered in operation after the base date Feb/17. The forecast was made using the investments presented in section 4.3.7, deducted at 5%.

Lower percentage of deductions was considered in the forecast period considering that the additional efforts for asset management and modernization of the asset and unification controls will increase the consistency of the information and reduce the differences, which generated these regulatory deductions.

· Asset Write-offs: o By Feb/27: null, considering the reduced probability of the assets to be written off in the first 10 years. o Between Mar/27 and Feb/32: 1/3 multiplied by the Write-off/AIS ratio of the Frozen asset BRR. o Between Mar/32 and Feb/42: 2/3 multiplied by the Write-off/AIS ratio of the Frozen asset BRR. o From Mar/42 on: full ratio of Write-off/AIS of the Frozen asset BRR.

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Gross special obligations: additions of special obligations and update by IPCA. The compensation amounts for indicator violation, forecasted between 2019 and 2023,
were	added to this account following the provisions in Sub-Clause One of Clause
Nineteen, which stipulates Transitory Provisions in Technical Note No. 182/2017.
100% Depreciated assets: it was considered null by Feb/32, given the insignificant proportion of assets, which become 100% depreciated in the period. After this date, scaling was done as follows:
o	Between Mar/32 and Feb/37: 1/3 multiplied by the average proportion of the 100% Depreciated Assets/AIS ratio of companies of the North and the North- East Regions in the 3rd CRTP. The following were companies considered: Celtins, Energisa Borborema, Celpe and Cemar.
o	Between Mar/37 and Feb/42: 2/3 multiplied by the average proportion of the 100% Depreciated Assets/AIS ratio of companies of the North and the North- East Regions in the 3rd CRTP.
o	From Mar/42 on: average proportion of the 100% Depreciated Assets/AIS ratio of companies of the North and the North-East Regions in the 3rd CRTP.
It was considered that in 25 years, the companies from the Eletrobras Group will be with level of 100% depreciated assets similar to that of the compared
Full Use companies Index (R$): in the multiplication North and the of AIS North-East (new assets) Regions. from each month by the Use Index/AIS ratio verified in BRR in the Evaluation report prepared by Deloitte.
Accrued depreciation: update of the accrued depreciation prior to IPCA and addition of the monthly depreciation.
Average depreciation rate: the weight of the investments made available in the Quinquennium Investment Plan (PIQ) from 2018 to 2022, presented in Front 5 Report was considered per group of assets and their respective depreciation rates.
The segregation of each investment per registration unit of the asset base was done according to the big items (ex: substation busbars, power transformers, reclosers, conductors, etc.), when possible. Thus, the average depreciation rate coming from the investments provided in PIQ was obtained, which resulted in 3.22% of the AIS, as it can be observed in Table 59. This rate was kept constant along the 30 years of concession.

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Registration Unit	AIS*	AIS Weight	Dep. Rate (δ)
Bus	R$179,015,222	17.2%	2.50%
Conductor/Pole and Tower	R$201,217,490	19.4%	2.70%
Power Transformer	R$18,149,982	1.7%	2.86%
Key/Building/Measurement Transformer/Service Transformer Auxiliaries/Urbanization and Improvements	R$60,963,554	5.9%	3.33%
Conductor/Pole and Tower/Panel, Operator Desk and Cubicle/Unit Substation	R$519,011,195	50.0%	3.57%
Distribution Transformer	R$42,757,482	4.1%	3.70%
Voltage Regulator/Measurement Transformer	R$5,635,226	0.5%	4.35%
Bank of Capacitors/Communication and Protection System	R$11,347,782	1.1%	5.00%
Bank of Capacitors/Key/Optic Fiber/Communication System/Protection, Measurement, and Automation System	R$37,568	0.0%	6.67%
Total	**R$1.038,135,501**	**100.0%**	**3.22%**

* Estimated AIS (Fixed Assets in Service) related to the investments provided in PIQ (Jan/18 and Dec/22). Investments are in real currency at prices from April 2017. These do not include assets from the vehicles, general information equipment and systems groups.

Source: Own Elaboration

- Net special obligations: update of the net OE from the previous month, addition of OE and depreciation of the result. The compensation amounts for indicator violations occurred between 2019 and 2023 were added to this account, following the provisions in Sub-Clause One of Clause Nineteen, which stipulates Transitory Provisions in Technical Note No. 182/2017.
- RGR Balance (PLpT): update of the balance from the previous month by IPCA, addition of assets with RGR resources and depreciation of the result.
- RGR Balance (Other Investments): update of the balance from the previous month by IPCA, addition of assets with RGR resources and depreciation of the result.

For each forecasted RTP, the values verified for the total Base, composed by the sum of the Frozen Asset BRR and the Additional BRR, in the baseline month of the tariff review (6 months before RTP), are used. Specifically for Operation warehouse, the average balance from the 12 months before the base line are used. From the month, when the Frozen asset BRR is extinct, there are only the Additional BRR accounts (except for the Land and Easement account).

Regarding the forecast of the remuneration rates (WACC and RGR), as ANEEL defines that at every 3 years, the calculations shall be updated, the tariff reviews are made as of 2018, already considering new remuneration rates.

The tariff reviews made between 2018 and 2020 will consider the average of the items in their composition in the previous 5 years in the calculation of the RGR remuneration rate (2013 to 2017 in the example). Likewise, between 2021 and 2023 new rates will be considered, calculated based on the period between 2016 and 2020. This process is repeated until 2048.

The assumptions for the forecast of the items in the composition of remuneration rates of the resources obtained by RGR destined to PLpT and Other Investments can be seen in Table 60.

Table 60 – Assumptions for Index and Rate Forecast

Index/Rate	Projection
IPCA	• Projection until 2021: projection provided by the Central Bank (Market Expectancy Series) of March 3, 2017. • Projection after 2021: maintenance of the annual inflation of 2021 on a monthly basis.
RGR/PLPT	• Maintenance of the spread of correction interests of the permanent asset of the 4th cycle (5.00%). • Maintenance of the administration rate of the 4th cycle (1.42%).
RGR/Other Inv.	• Maintenance of the credit risk of the 4th Cycle (2.80%). • Update of TJLP considering a convergence of the rate until 2023, to the pre-crisis value (of 2011), of 6.00%. From 2023 on, the rate of 6.00% is kept.

Source: Own Elaboration

Table 61 presents the forecast made for TJLP, used in the remuneration rate of the resources obtained by RGR destined to Other Investments. The TJLP update considers convergence of the rate by 2023, to the pre-crises value (from 2011) of 6.00%. As of 2023, the 6.00% rate is kept. The forecast was based on the long-term estimations made by Bradesco[44].

Table 61 – TJLP Forecast

Date	2017	2018	2019	2020	2021	2022	2023	. . .	2046	2047
Annual TJLP	7.35%	7.10%	6.85%	6.60%	6.35%	6.10%	6.00%		6.00%	6.00%

Source: Banco Bradesco

In the forecast of the Annual Fixed Facilities Cost, the same parameters, currency used by ANEEL were considered, changing only AIS and the use index of each RTP and updating IPCA to the date of each future RTP.

44 Available at: https://www.economiaemdia.com.br/vgn-ext-templating/v/index.jsp?vgnextoid=065098037f782310VgnVCM100000882810acRCRD&vgnextfmt=default. Accessed on 03/13/2017.

In the forecast for special obligation remuneration, the values of the other items of Portion B of each forecasted RTP were considered, as well as those of the parameters of the rates risk-free rate, rated equity cost and equity share, according to the forecasted regulatory WACC, which was presented in section 4.3.1.

c) Results

The results for the Regulatory Reintegration Quota forecast for the subsequent RTPs until 2043 can be seen in Table 62.

Table 62 – Forecast of Regulatory Reintegration Quota in RTPs

Description	3rd RTP Nov/13	Report Feb/17	4th RTP Nov/19	5thRTP Nov/23	6th RTP Nov/28	7th RTP Nov/33	8th RTP Nov/38	9th RTP Nov/43
(1) Fixed Asset in Service (New Replacement Value)	1,207,974,794	1,963,920,352	2,448,453,851	3,258,683,340	4,331,533,643	5,766,702,847	4,133,030,810	5,939,197,810
(2) Integral Use Index	15,224,900	31,312,358	40,405,577	56,392,525	78,514,465	108,058,021	65,896,226	94,693,395
(3) Special Obligations	424,083,173	608,593,629	643,234,675	731,296,722	790,364,962	836,556,005	123,224,464	151,586,536
(4) Assets totally Deprecated	72,512,241	233,424,686	316,729,402	524,291,106	985,180,850	1,982,506,856	383,769,783	827,220,298
(5) Gross Remuneration Base = (1)-(2)-(3)-(4)	**696,154,480**	**1,090,589,679**	**1,448,084,198**	**1,946,702,987**	**2,477,473,365**	**2,839,581,965**	**3,560,140,337**	**4,865,697,581**
(17) Depreciation Rate	3.76%	3.74%	3.55%	3.36%	3.24%	3.20%	3.22%	3.22%
(18) Share of Regulatory Reintegration = (17) * (5)	**26,168,447**	**NA**	**51,360,812**	**65,391,427**	**80,150,780**	**90,926,926**	**114,482,949**	**156,465,576**

Source: Own Elaboration

The results for the Equity Remuneration forecast for the subsequent RTPs until 2043 can be seen in Table 63.

Description	3rd RTP Nov/13	Report Feb/17	4th RTP Nov/19	5thRTP Nov/23	6th RTP Nov/28	7th RTP Nov/33	8th RTP Nov/38	9th RTP Nov/43
(1) Fixed Asset in Service (New Replacement Value)	1,207,974,794	1,963,920,352	2,448,453,851	3,258,683,340	4,331,533,643	5,766,702,847	4,133,030,810	5,939,197,810
(6) Accumulated Depreciation	450,312,425	362,824,170	1,029,713,661	1,376,252,221	1,954,735,225	2,728,555,317	1,506,393,946	2,608,527,356
(7) Net AIS (Market Value in Use)	757,662,369	1,101,096,182	1,418,740,190	1,882,431,119	2,376,798,418	3,038,146,330	2,626,636,863	3,330,670,454
(8) Depreciated Use Index	10,575,522	19,113,808	40,405,577	56,392,525	78,514,465	108,058,021	65,896,226	94,693,395
(9) Value of the Remuneration Base (VBR)	747,086,847	1,081,982,374	1,378,334,613	1,826,038,594	2,298,283,953	2,930,088,309	2,560,740,638	3,235,977,059
(10) Operating Warehouse	6,347,303	7,290,487	9,079,107	12,725,292	16,241,475	18,835,676	22,996,775	31,609,285
(11) Deferred Asset	0	0	0	0	0	0	0	0
(12) Net Special Obligations	386,220,970	503,127,630	479,553,405	464,716,876	382,187,260	275,418,376	71,813,477	75,205,252
(13) Land and Easement	4,774,605	8,742,205	9,834,351	11,618,233	14,292,354	17,581,967	21,628,736	26,606,934
(14) Total Net Remuneration Base = (1)-(6)-(8)-(12)+(10)+(11)+(13)	**371,987,784**	**594,887,436**	**917,694,665**	**1,385,665,242**	**1,946,630,522**	**2,691,088,175**	**2,533,552,672**	**3,218,988,025**
(15) RGR PLPT Balance	37,218,310	41,672,203	43,139,788	44,202,579	45,936,728	48,206,744	51,055,864	54,543,451
(16) RGR Balance Other Investments	79,465,761	88,975,382	92,108,858	94,378,050	98,080,677	102,927,445	109,010,675	116,457,110
(19) Real WACC before taxes	11.36%	NA	11.34%	11.34%	11.34%	11.34%	11.34%	11.34%
(20) Real RGR/PLPT rate	1.35%	NA	0.00%	1.13%	2.10%	2.10%	2.10%	2.10%
(21) RGR Balance Other Investments	3.62%	NA	2.00%	4.44%	4.40%	4.38%	4.38%	4.38%
(22) Capital Remuneration without Special Obligations (RCsOE)	**32,381,610**	**NA**	**90,596,472**	**146,145,167**	**209,753,832**	**293,630,312**	**275,074,608**	**351,982,416**

Source: Own Elaboration

The results from the forecast of the Equity Remuneration of the Special Obligations for the subsequent RTPs until 2043 can be seen in Table 64.

Description	3rd RTP Nov/13	Report Feb/17	4th RTP Nov/19	5ºRTP Nov/23	6th RTP Nov/28	7th RTP Nov/33	8th RTP Nov/38	9th RTP Nov/43
(3) Special Obligations	424,083,173	608,593,629	643,234,675	731,296,722	790,364,962	836,556,005	123,224,464	151,586,536
(23) Cost of nominal Own Capital (rp)	NA	NA	12.27%	12.27%	12.27%	12.27%	12.27%	12.27%
(24) Rate Free from Nominal Risk (rf)	NA	NA	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%
(25) Taxes and Contributions on the Income (t)	NA	NA	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%
(26) Participation of the Own Capital	NA	NA	51.24%	51.24%	51.24%	51.24%	51.24%	51.24%
(27) CAOM / (CAOM+QRR+RCsOE+CAIMI)	NA	NA	59.86%	55.88%	52.59%	53.28%	62.17%	63.28%
(28) Remuneration of Special Obligations	**NA**	**NA**	**11,032,052**	**11,707,613**	**11,909,472**	**12,770,047**	**2,194,889**	**2,748,332**

Source: Own Elaboration

The results of the forecast of the Annual Fixed or Portable Facilities Cost for subsequent RTPs until 2043 can be seen in Table 65.

Description	Nov/13	Feb/17	Nov/19	Nov/23	Nov/28	Nov/33	Nov/38	Nov/43
(1) Regulatory Annuity Base (BAR)	68,965,163	NA	182,942,933	238,521,328	312,757,130	410,710,427	322,914,512	452,142,122
(2) Annuity Base - Infrastructure of administrative real estate and personal properties (BARA)	17,241,291	NA	82,324,320	107,334,538	140,740,708	184,819,692	145,311,530	203,463,955
(3) Annuity Base - Vehicles (BARV)	17,241,291	NA	21,953,152	28,622,559	37,530,856	49,285,251	38,749,741	54,257,055
(4) Annuity Base - IT Systems (BARI)	34,482,581	NA	78,665,461	102,564,171	134,485,566	176,605,484	138,853,240	194,421,113
(5) Annuity - Infrastructure of administrative realestate and personal properties (CAL)	1,597,273	NA	7,619,677	9,934,543	13,026,511	17,106,322	13,449,572	18,831,975
(6) Annuity - Vehicles (CAV)	3,442,347	NA	4,381,227	5,712,252	7,490,095	9,835,940	7,733,350	10,828,171
(7) Annuity - IT Systems (CAI)	8,464,758	NA	19,304,014	25,168,608	33,001,919	43,337,884	34,073,719	47,709,729
(8) CAIMI = (5)+(6)+(7)	**13,504,378**	**NA**	**31,304,917**	**40,815,408**	**53,518,526**	**70,280,146**	**55,256,642**	**77,369,875**

Source: Own Elaboration

4.3.9. Tariff Transactions

From the composition of the items identified above, the values for Portion A and Portion B are forecasted and thus, the Required Revenues for each tariff year are determined.

There are some particularities in the tariff transactions between 2017 a 2019.

In 2017, as stated in TN No. 149/2017 and TN No. 247/2017, the difference between the flexible regulatory level of the operational costs and that recognized in the tariff from 2016 (difference calculated in TN No. 149/2017), updated by IPCA between the tariff process date from 2016 and the tariff process date from 2017, shall be added to Portion B. For 2018, first year of the new concession, it is assumed that the operational costs will be equal to those from 2017, updated by IPCA (this value will be reduced according to the bidding criterion).

In this context, the following was done:

(a) the value of the difference between the flexible regulatory of operational costs and that recognized in the tariff from 2016 was updated by accumulated IPCA and added to VPB in 2017;

(b) the tariff coverage of Operational costs in Portion B in 2017 was estimated, according to PRORET 2.2A, formula (1) of paragraph 13, section 3.1, presented above in this report in Equation 16;

(c)	the new operational cost for 2017 was obtained by the sum of (a) and (b).
(d)	the share of (c) in VPB for 2017 was applied to VPBo for 2018, obtaining an estimation of the operational costs coverage for 2018;
(e)	the IPCA accumulated in one year was applied, reducing the Factor X, to (c). The difference between this value and (d) was applied to VPB for 2018.

     In 2019, there will be extraordinary review. For its implementation, the tariff coverage of the Annual Asset Cost (CAA, composed of the sum of the equity remuneration, regulatory reintegration quota and annuity of the fixed and portable facilities) was estimated using a mechanism similar to that for the calculation of the operational cost tariff coverage. This value was excluded from VPB and the CAA forecast for 2019 was added. The forecast already includes the closed and the additional base reports.

     It shall also be pointed out that for the period between 2017 and 2022, the regulatory limits for Non-Technical Losses were made flexible, being replaced by the average between the verified Non-Technical Losses and the regulatory losses observed in 2016. This procedure was not adopted for AmE and Boa Vista Energia, because their technical losses were made flexible by the Approval of Resolution No. 2.184/2016.

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Table 66 – Estimations for Required Revenues, VPA and VPB for Ceron (rated R$ million)

	RA1	VPA	VPB
Regulatory Year	Reference Period	Required Revenue	Value of Portion A	Value of Portion B
2017	Nov/16 - Oct/17	R$1,454.85	R$1,095.97	R$358.88
2018	Nov/17 - Oct/18	R$1,572.82	R$1,177.63	R$395.18
2019	Nov/18 - Oct/19	R$1,753.76	R$1,256.13	R$497.62
2020	Nov/18 - Oct/20	R$1,876.28	R$1,338.12	R$538.16
2021	Nov/20 - Oct/21	R$2,000.71	R$1,422.34	R$578.37
2022	Nov/21 - Oct/22	R$2,132.94	R$1,510.19	R$622.76
2023	Nov/22 - Oct/23	R$2,188.11	R$1,491.53	R$696.58
2024	Nov/23 - Oct/24	R$2,298.59	R$1,577.71	R$720.88
2025	Nov/24 - Oct/25	R$2,414.58	R$1,669.83	R$744.75
2026	Nov/25 - Oct/26	R$2,534.71	R$1,766.44	R$768.27
2027	Nov/26 - Oct/27	R$2,655.65	R$1,868.08	R$787.56
2028	Nov/27 - Oct/28	R$2,763.46	R$1,963.10	R$800.36
2029	Nov/28 - Oct/29	R$2,916.51	R$2,073.03	R$843.48
2030	Nov/29 - Oct/30	R$3,076.24	R$2,188.09	R$888.15
2031	Nov/30 - Oct/31	R$3,241.75	R$2,307.55	R$934.20
2032	Nov/31 - Oct/32	R$3,416.45	R$2,433.84	R$982.61
2033	Nov/32 - Oct/33	R$3,564.61	R$2,554.25	R$1,010.36
2034	Nov/33 - Oct/34	R$3,758.73	R$2,694.57	R$1,064.15
2035	Nov/34 - Oct/35	R$3,964.35	R$2,843.49	R$1,120.86
2036	Nov/35 - Oct/36	R$4,181.80	R$3,001.14	R$1,180.66
2037	Nov/36 - Oct/37	R$4,411.78	R$3,168.06	R$1,243.72
2038	Nov/37 - Oct/38	R$4,451.51	R$3,326.15	R$1,125.36
2039	Nov/38 - Oct/39	R$4,705.49	R$3,511.80	R$1,193.69
2040	Nov/39 - Oct/40	R$4,975.25	R$3,708.97	R$1,266.28
2041	Nov/40 - Oct/41	R$5,261.31	R$3,917.88	R$1,343.43
2042	Nov/41 - Oct/42	R$5,564.72	R$4,139.29	R$1,425.43
2043	Nov/42 - Oct/43	R$5,819.34	R$4,350.91	R$1,468.43
2044	Nov/43 - Oct/44	R$6,148.99	R$4,597.67	R$1,551.32
2045	Nov/44 - Oct/45	R$6,499.21	R$4,860.08	R$1,639.14
2046	Nov/45 - Oct/46	R$6,870.71	R$5,138.50	R$1,732.22
2047	Nov/46 - Oct/47	R$7,264.94	R$5,434.02	R$1,830.92
Source: Own Elaboration

     Adopting the hypothesis that the financial components will be neutral along the period, the tariff transactions are obtained by direct comparison of the required revenues to the revenues observed in the reference period.

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Graph 25 – Tariff Transactions (%)

15,00%
10,00%
5,00%
0,00%
-5,00%
-10,00%
-8,1%
11,7%
4,5%
8,3%
4,0%
3,9%
4,0%
0,1%
2,6%
2,8%
2,8%
2,7%
2,0%
3,5%
3,6%
3,6%
3,6%
2,6%
3,7%
3,7%
3,7%
3,7%
-0,8%
3,9%
3,9%
3,9%
3,9%
2,7%
3,8%
3,8%
3,8%
3,8%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047

Source: Own Elaboration

As indicated in Technical Note 247/2017, the payments related to the loans taken with RGR related to the designation period will be obtained tariff recognition as components of Portion A.

Given that this tariff recognition follows the concept of neutrality, the component was not considered in the calculation of Portion A, once its compensation was also not taken into consideration for the purposes of this evaluation.

5. Analysis of the supplier

     The corporate purpose of the company is to design, construct, and explore the utility of electric power distribution to the end consumers, as well as the services that may be granted thereto or authorized by any title of right and activities associated to the utility of energy, and also to provide technical services of its specialty and to execute the other acts required to the achievement of its purpose, being such activities regulated and inspected by Brazilian Electricity Regulatory Agency – ANEEL, an entity related to the Ministry of Mines and Energy – MME.

     On October 15, 2012, the suppliers of Eletrobras whose concessions expired in 2015, were entitled to manifest the interest in the extension of the concession for an additional period of 30 years, which they did within the term set forth. On July 22, 2016, the 165th Extraordinary General Meeting of Centrais Elétricas Brasileiras S.A. – Eletrobras, resolved for the non extension of the concessions of the controlled Energy Distributor of Eletrobras Group.

     The ordinance of the Ministry of Mines and Energy no. 422, of August 3, 2016, designated the Company as Responsible for the Provision of the Utility of Electric Power Distribution, aims at guaranteeing the continuity of the service in the Concession area of the State of Rondônia until the designation of the new concessionaire, or until December 31, 2017, whichever occurs first, in the areas corresponding to the Cities in the State of the Supplier.

     The financial valuation of the Supplier considers as an assumption that a new concession contract will be entered into with the granting authority on 03/01/2018. At the closing of the year on Dec/2016, the Company registered losses in its operations, related to the period of 2016, in the amount of R$ 835,268, increasing the accumulated losses to R$ 2,617,163. It also presented excess of current liability on current assets in the amount of R$ 1,377,303.

5.1.Historical Financial Statements

     The period considered in the retrospective analyses of the Company’s financial statements corresponds to the interval between 2014 and 2016. The following indicators were based on the historical audited financial statements of the Company:

Figure 20 – Historical Financial Indicators

     Three indicators were analyzed in order to measure the Company’s leverage levels and its capacity to honor the short term obligations: the total financial debt to total of assets, the long-term debt to total assets, and the current ratio.

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     Ceron presented low and stable indexes of indebtedness over the last years. However, the current liquidity ratio has been low over the analyzed period, having dropped in 2016.

     In relation to the company’s operational performance, the growth rates of the net operational revenue and of the operational costs and expenses were analyzed. On net revenues, it was observed an average annual growth rate (“CAGR”) of 6.48% in the analyzed period, followed by a CAGR of 41.25% on costs and 120.44% on expenses. The observed dynamics in the evolution of revenues and expenditures of the company directly impacted the profitability indicators presented and discussed as follows.

     The gross margin of Ceron dropped significantly over the last three years, from 39.6% in 2014 to a negative mark of -6.2% in 2016. The same dynamics of reduction was observed in EBITDA margin and net margin, which dropped from 34.5% and 24.0% in 2014 to -36.9% and -56.3% in 2016, respectively.

     We present below the items of the historical audited financial statements of the company taken as base for the analysis of the selected indicators.

Figure 21 – Summarized Income Statements

Figure 22 – Summarized Balance Sheet

     We present below the Historical Audited Financial Statements (DFs) of the Supplier. Additionally, the analyses performed in the accounting due diligence conducted in line with the economical-financial assessment process are provided, as well as financial indicators related to the end of the year of 2016.

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Figure 26 – Working Capital

In R$ thousand	Dec-16
Clients – short term	248,349
Taxes and social contributions – short term	27,665
Indemnification right – short term	253,308
Inventory	16,864
Financial assets	54,523
Other assets – short term	22,210
Suppliers - short term	(1,456,393)
Taxes and contributions	(69,418)
Indemnification obligations - short term	(125,083)
Regulatory liabilities - short term	(74,898)
Industry charges - short term	(21,459)
Estimated obligations	(17,167)
Other liabilities – short term	(46,199)
Reported net working capital	**(1,187,698)**
CCC amounts to be returned due to overpayment	125,083
CCC past due and installment payment amounts to be received	(85,173)
Suppliers with past due credits	1,420,254
Reclassification of related parties	(4,263)
Other liabilities – short term	34,133
Inventory with low recoverability expectation	(1,617)
Clients with past due and installment payments	(24,026)
Other assets – short term	(9,264)
Reclassification and adjustments	**1,455,127**
Adjusted net working capital	267,429

Source: Financial Due Diligence Report

Figure 27 – Net Debt

In R$ thousand	Dec-16
Cash and cash equivalents	18,706
Securities - TVM	2,039
Loans – short term	(23,324)
Loans – long term	(940,637)
Net financial indebtedness	**(943,216)**
Collaterals and deposits in court - long term	127,064
Indemnification right - long term	3,488,797
Financial charges	(6)
Post-employment benefit – short term	(6,316)
Suppliers - long term	(3,421,566)
Payable taxes	(4,260)
Provisions for lawsuits	(172,184)
Indemnification obligations - long term	(152,339)
Other liabilities - long term	(47,439)
Other debt items	**(188,249)**
Reported net indebtedness	**(1,131,465)**
CCC amounts to be returned due to overpayment	(125,083)
CCC past due and installment payment amounts to be received	85,173
Suppliers with passt due credits	(1,420,254)
Reclassification of related parties	4,263
Other liabilities - short term	(34,133)
Reclassification and adjustments	**(1,490,034)**
Adjusted net indebtedness	(2,621,499)

Source: Financial Due Diligence Report

Figure 28 – Due Diligence Financial Indicators

Ceron	2016
EBITDA Margin	-15.14%
Net Debt / Net Revenues	1.8 x
Working Capital / Net Revenues	18.01%

6. Valuation
6.1.Methodology

     Valuation of the company was performed using the Discounted Cash Flow method, based on projected profits.

     This method estimates the value of a company or business based on the net present value of the projected cash flows for that company or business. The projections consider the cash inflows and outflows, including investments required for the maintenance and/or expansion of the Company, treating the business as a going concern. These projections are related to the business plan developed by the administration of the Company, the prospects of the electric sector in Brazil, as well as macroeconomic considerations. The final valuation under the DCF method reflect the value of tangible and intangible assets and liabilities that contribute for the future free cash flows of the Company.

     The Free Cash Flow to the Firm (FCFF) approach was adopted, where the cash flows from operational and investment activities are considered, but not debt or financing activities. The net present value of the projected FCFF was calculated using a discount rate equivalent to the

Company’s weighted average cost of capital, resulting in a total operational value of the company (“Enterprise Value”, or “EV”). The Company’s Net Debt is subtracted from the EV as are the non-operational assets and liabilities, resulting in a valuation of 100% of the company’s shares (“Equity Value”).

6.2. Discount Rate

     The discount rate was calculated using the weighted average cost of capital (WACC) methodology. This methodology considers the cost of equity and the cost of debt, weighted by the

Company’s leverage raio taxes according to the equation below:

9#%% = -@ T [s 6] T & ~~'~~ + -A T ' ~~& + ' + &~~

Where:

WACC = Weighted Average Cost of Capital:

Kd = Cost of debt;

Ke = Cost of equity

D = Debt weight;

E = Equity weight; and

T = Income tax rate.

     The cost of the debt was calculated based on the SELIC projections, provided by Boletim Focus – BACEN, presented in section 10.3. The spread over SELIC observed for the Brazilian electricity distributors average cost of debt was added to the SELIC projections.

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Table 67 - Unlevered Beta of comparable companies

Company	Unlevered Beta
ENERGISA	0.50
EQUATORIAL	0.58
COSERN	0.35
COELBA	0.17
COELCE	0.35
CPFL	0.56
EDP	0.66
ELETROPAULO	0.28
CEMIG	0.62
LIGHT	0.57
COPEL	0.56
CELESC	0.38
Average	0.47

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Due to the high leverage ratio expected for the initial projected years, the variable discount rate approach (rolling WACC) was used. This approach considers the impact of changes to the capital structure that occur during the projection period.

The following variable assumptions were considered for the rolling WACC projections:

- Brazilian inflation projected by BACEN (IPCA):
- American inflation projected by the Congress Budget Office (CPI); and
- Variable leverage ratio based on two selected groups of comparable companies (higher leverage ratio during the first years and lower leverage ratio by the end of the projected period).

Considering the projected variations of these parameters, the Discount Rates (rolling WACC) used to calculate the net present value of the projected cash flows are shown below:

Figure 29 - Rolling WACC

Parameters:	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	> 2026
Rate Free from Risk (Rf)	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%
Country Risk	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%
Market Premium	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Unlevered Beta (βu)	0.43	0.43	0.43	0.43	0.43	0.43	0.43	0.43	0.43	0.43	0.43
% Debt (Kd) - [D/(D+E)]	54.0%	50.7%	47.3%	44.0%	40.6%	37.3%	33.9%	30.6%	27.3%	23.9%	23.9%
% Equity (Ke) - [E/(D+E)]	46.0%	49.3%	52.7%	56.0%	59.4%	62.7%	66.1%	69.4%	72.7%	76.1%	76.1%
Taxes rate - IRPJ/CSLL	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%
Levered Beta (βL)	0.76	0.72	0.68	0.65	0.62	0.59	0.57	0.55	0.53	0.52	0.52
Size Premium	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Inflation - Brazl	4.33%	4.43%	4.36%	4.31%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%
Inflation – USA	2.40%	2.30%	2.30%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%
Cost of Equity	**12.62%**	**12.55%**	**12.22%**	**11.83%**	**11.55%**	**11.37%**	**11.21%**	**11.06%**	**10.93%**	**10.81%**	**10.81%**
Selic	10.71%	9.07%	9.03%	8.87%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%
Spread	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%
Debt Cost	11.35%	9.71%	9.67%	9.51%	9.37%	9.37%	9.37%	9.37%	9.37%	9.37%	9.37%
Debt Cost – Post-Tax	**7.49%**	**6.41%**	**6.38%**	**6.28%**	**6.18%**	**6.18%**	**6.18%**	**6.18%**	**6.18%**	**6.18%**	**6.18%**
WACC in current BRL (Post-Tax)	**9.85%**	**9.44%**	**9.46%**	**9.39%**	**9.37%**	**9.44%**	**9.50%**	**9.57%**	**9.64%**	**9.71%**	**9.71%**

6.3. Assumptions

General Considerations

The valuation approach employed was a Discounted Cash Flow using Free Cash Flow to the Firm (FCFF) discounted by the Weighted Average Cost of Capital (WACC), which results in the Enterprise Value (EV), after adjustment for net debt and non-operational assets and liabilities, representing the Fair Value of 100% of the Company's shares (Equity Value).

The projections assume a base date December 31,2016, the same used by BNDES and the Consortium for their other analyses related to this project (e.g., Due Diligence). The base date was selected considering the availability of required information and documents.

The Distributor currently has permission to operate as the public electric distributor until December 31, 2017. Our projections considered an extension of this permission until February, 28, 2018, when a new concession contract would be signed, as contemplated under the terms of the Contract Draft made public by Aneel that establishes a concession period of 30 years (from March 1,2018 to February 29, 2048).

     The Cash Flows projections therefore considered the period from January 1, 2017 to February 29, 2048. However, the business value is based only on the Cash Flows projected for the period from March 1, 2018 to February 29, 2048, as decided by BNDES and the Consortium. This period corresponds to the best assumption for the entry of new investors and the start of a new concession contract. The cash flows were projected in current-day Reais (BRL) (taking into account inflation effects) and discounted at a variable WACC rate according to the calculations previously presented. From the valuation base date (Dec. 31, 2016) to the estimated date for the start of the new concession contract (Mar. 1, 2018), only the Brazilian inflation rate (IPCA) was included in the discount factor. This approach was used in order to assure the business risk would not affect the period prior to the entry of the potential investor.

Operational Assumptions

Market demand

The operational assumptions are based on projected energy consumption as it relates to:· Regulated Market: the amount of energy consumed by the clients of the Residential, Commercial, Industrial, Rural and Other Classes, who pay the distributor both for the consumed energy and the distribution service.

· Free Consumers: the amount of energy consumed by the clients of Commercial and Industrial classes that pay the Distributor only for the distribution service, negotiating the price of the consumed energy directly with other market participants.

· Supplied Distributors: the amount of energy delivered to another energy distribution company that serves consumers outside the concession area of the Distributor.

· Regulatory Allowance for Energy Losses: the amount of energy the Distributor would have as a write-off due to Technical Losses, Non-Technical Losses, and Losses in the High Voltage Network, according to the efficiency limits

·	established Regulatory by Allowance Aneel.	for Contracted Energy:	the amount of energy the

  Distributor needs to generate or buy to supply the consumers (Regulatory Market, Free Consumers, and Supply), considering its Regulatory Allowance for Energy
  Losses. Verified Energy Losses: the amount of energy equivalent to the difference between the sum of purchased and self-generated energy and the billed energy (Regulatory Market, Free Consumers, and Supply), considering Technical Losses, Non-Technical Losses, and Losses in the High Voltage Network. This amount can be different from the Regulatory Allowance for Energy Loss. When the difference between the Verified Losses and the Regulatory Allowance for Energy Losses (in terms of amount of energy), is over the tolerance limit established by ANEEL, a

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  portion of the losses is not passed on by the Distributor as tariff, which negatively impacts the value of the Company.
  Required Energy Supply: the amount of energy the Distributor needs to generate or buy to supply the consumers (Regulated Market, Free Consumers, and

·	Excess Supply), considering Contracted its Energy: index of Verified the excess Energy amount Losses. of	energy	the	Distributor

generates or buys in relation to the Required Energy Supply. This variable was projected according to the contracted amounts informed by the Company's Distribution Board. Additionally, the perspectives of adequacy of the Energy Balance with the achievement of an optimum level of 3% of Excess Contracted Energy were considered. Such optimum level is established in order to guarantee a safety margin to the supply of the demand for energy. Considering a scenario where the Regulatory Allowance for Energy Losses and the Verified Energy Losses were equivalent, the Distributor would be paid by the generation and purchase of energy exceeding the demand up to the upper limit of 5% of Excess Contracted Energy calculated on the Regulatory Allowance for Contracted Energy.

· Self-Generation: the amount of energy the Distributor itself generates through power stations and generators. As explained in this report, because Portion A was considered neutral, we did not explicitly consider the volume of self-generated energy in the projections, although its effects are implicit in the Working Capital projections.

· Energy Purchase: the amount of energy bought by the Distributor to supply its consuming market, equivalent to the Required Energy Supply added to the Excess Contracted Energy.

· VPA Volume: the amount of energy distributed to the Regulated Market consumers and the Supplied Distributors, who pay for the cost of the energy they consume.

· VPB Volume: the amount of energy distributed to the Regulated Market consumers, Free Consumers, and Supplied Distributors, who only pay for the cost of the energy distribution services.

Electricity Rate

     The Electricity Rate, the sale price of the electric power to the consumers in R$/MWh, is composed of Portions A and B. The former relates to the cost of energy production and other non-management costs, and the latter relates to returns to investment and the operational margin inherent in the electric power distribution service. The Electricity Rate is adjusted or revised on an annual basis by Aneel.

     Our analyses considered the net value of the Electricity Rate meaning the taxes are not projected separately.

· Portion A

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     Portion A considers five factors in its calculation: Energy Costs, Transportation Costs, Sector Charges, Finance Charges, and Bad Debt.

     The calculation method applied for Portion A considers that its components should not have an impact on the business value (neutrality), since eventual gains or losses related to estimates made during the rate adjustment are neutralized in the adjustment the following year.

     However, there are two cases where the principle of neutrality of Portion A is not applicable: i- When the Cost of Capital of the Distributor is different from the Adjustment Rate applied on the Finance Charges. In such case, the impact will be the difference between the net present values calculated using the different rates. Considering that the difference between the rates is not relevant, the Finance Charges were not projected. Thus, we consider the costs related to Energy Purchase, Transportation, and Sector Charges (R$/MWh) as they are used in the Electricity Rate calculations. ii- When the amount (MWh) of Required Energy Supply is over the limit of 105% of the Regulatory Allowance for Contracted Energy. In such case, the impact is considered in a portion of the costs related to Energy Purchase and Transportation that is not considered in the Electricity Rate calculation. Such an impact is considered in the valuation, as detailed in this report.

a) Energy Cost

     The energy cost is calculated from the Weighted Average Cost of the Energy, in R$/MWh, considering the Energy Purchase Contracts.

     Some Energy Purchase Contracts, as is the case for Self-Generation, have a different approach from the Portion A calculation methodology, using costs from the last energy auctions in the regulated market in order to balance the energy costs to consumers from different distributors operating in the Brazilian market.

     In these cases, the differences between the effective cost of energy to the Distributor and the cost considered in Portion A is repaid to the Distributor through CCC. Since the projections assume the neutrality of Portion A, such differences were not considered. However, the financial impact related to the period between the payments of Energy Purchase Costs and the CCC repayments is considered in the projections of the Distributor’s Working Capital needs.

     The Consortium observed recent cases in the electric power distribution sector where this difference is directly paid to the party responsible for the power generation, and does not impact the distributor’s Working Capital needs and, therefore, does not present a financial impact for the company. This observed trend supports the assumption of neutrality of Portion A considered in the projections, as well as the assumption of normalization of Working Capital levels based on the average financial indicators for the electricity distribution sector, as discussed in next sections.

The costs informed in the last Distributor’s rate adjustment were used to define the

Weighted Average Cost of Energy as of the base date. The referred average cost was projected considering inflation rate assumptions. Since the monetary adjustments are carried out in the following year through the Finance Charges, which were not considered in the valuation, we

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considered the costs used in the calculation of Portion A to be equivalent to the effective Energy Purchase Costs.

     Thus, the fraction of Portion A related to the Energy Purchase Cost has a negative financial impact in the cases where the considered Energy Purchase is more than 5% higher than the Regulatory Allowance for Contracted Energy.

b) Transportation Costs

     The transportation costs refer to the SIN transmission system. The Transportation Costs are paid by the Distributor in order to receive the purchased energy.

Transportation Costs were projected based on the relation between the Transportation

Cost and the Energy Cost (in R$/MWh) observed in the last Distributor’s rate adjustment. The calculations consider the Distributor´s estimated plans for interconnection.

     Thus, the fraction of Portion A related to the Transportation Cost has a negative financial impact in the cases where the Required Energy Supply is more than 5% higher than the Regulatory Allowance for Contracted Energy.

c) Sector Charges

     The energy distributors collect the applicable Sector Charges from their consumers and transfer the values to the sector funds.

     The Sector Charges were projected based on the values considered in the last available rate adjustment. The base values were adjusted considering the projections for the inflation rate.

     Due the assumption of neutrality of Portion A, the Sector Charges do not present financial impact in the valuation. However, the financial impact related to the period between the payment of Sector Charges and the receipt from the consumers is considered in the projections of the Distributor’s Working Capital needs.

d) Finance Charges

As mentioned before, the Finance Charges were not considered in the valuation. e) Bad Debts

     Since the projections consider impact of Bad Debts on the cash flows net of the regulatory allowance considered in Portion A, values related to Bad Debts in the calculation of Portion A were not considered.

· Portion B

     Portion B compensates the distributor for capital expenditures and operating margin of the electric power distribution service. It is calculated according to the methodology previously explained in this report and divided by the size of the market considered in the rate adjustments/revision to obtain a value expressed in R$/MWh.

Revenues

The projected Net Operating Revenues are composed of four types of revenues:

· Portion A

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Product of the Energy Tariff (R$/MWh) related to Portion A and VPA Volume (MWh).

· Portion B

Product of the Energy Tariff (R$/MWh) related to Portion B and VPB Volume (MWh).

· Sale of the Excess Contracted Energy

     The sale of Excess Contracted Energy is considered for the amounts over the regulatory allowance limit (5.0%) in relation to the Required Energy Supply. The energy price considered for the sale of the Excess Contracted Energy is the Difference Liquidation Price (PLD).

     The PLD projection considers the average values observed over the last 5 years for the maximum and minimum limits fof PLD as well as the average PLD in the region. The observed values were adjusted considering the inflation rate projections. The projections also considered the historical seasonality of PLD, since the averages were calculated for each month of the year. The value considered in the sale of Excess Contracted Energy is the projected average value between the minimum limit and observed mean of PLD in the region.

· Other Revenues

     The other revenues include Chargeable Services and Sharing of Infrastructure, for example. No real growth was projected for those revenues.

All the projections were estimated net of sales tax, such as PIS, COFINS, and ICMS.

Costs
·	Energy Purchase

     Product of the Energy Purchase (MWh) and the respective cost (R$/MWh) as projected in Portion A.

· Cost of Own Generation, Fuel and CCC Repayments

     As explained before, because of the assumption of neutrality of Portion A, the values related to such items are not considered in this valuation.

· Transportation

     Considering the assumption of neutrality of Portion A, the same value in R$/MWh considered in Portion A was considered as transportation costs. The impact on the Company’s valuation refers only to the amount of energy transported that exceeds the Regulatory Allowance for Contracted Energy.

Operating Expenses

     In addition to the costs of Energy and Transportation, distributors also presents operational expenses, as described below:

· PMSO

     Expenses of Personnel, Materials, Third Parties’ Services, and Other, projected according to the regulatory methodology of Portion B previously explained. The projected PMSO separated into the four components mentioned above is based on the historical average for each type of expense, as observed in the Distributor’s financial statements.

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     An additional cost is considered in relation to the eligible PMSO for Portion B, since some distributors’ expenses are not covered by regulatory allowance. This Additional Cost is projected from historical information made available by the Distribution Board and follows an accelerated path of efficiency gain in relation to PMSO. This assumption is adopted because it is expected that the Distributor will concentrate efforts to reduce costs that do not have a regulatory allowance.

· Bad Debts

     The bad debt levels were projected as a decreasing percentage of the net revenues. The calculations were made according to the regulatory methodology of Portion B previously explained. As mentioned before, the percentage was calculated net of the regulatory allowance provided as part of Portion A.

Depreciation and Amortization

     The projections for depreciation of existing assets (financial, tangible, and fixed) were based on the historical relation between the Depreciation and Amortization Expenses and the the book value of the assets, calculated using the audited Financial Statements of the Distributor.

     The average depreciation considered in the calculations of Regulatory Remuneration Base (BRR) was the same used for the new investments.

Financial Result

     Since the valuation method used was the Free Cash Flow for the Firm approach, the financial revenues or expenses were not projected.

Direct Taxes

     The Income Tax (IR) and the Social Contribution on Net Profit (CSLL) were projected, considering 15% with additional 10% tax rate for the IR and 9% rate for the CSLL.

     The deferred tax assets were also considered in the projections. The values reported in the financial due diligence were used as of the base date, and the applicable updates for the projection period were considered.

Investments (Capex)

     The projections consider investments in electric and non-electric assets to meet the operational needs of the Distributor, projected as described in item 5.3.7 Long-Term Investment of this report.

Working Capital and Other Adjustments

     The Working Capital needs are projected using the value reported in the financial due diligence as of the Base Date, and contains, among other things, the accounts receivable or payable (clients, suppliers, sector charges, and CCC). The observed relation between the initial Working Capital and the Net Operating Revenue of the previous period is considered as the starting point for the Working Capital projections. A linear normalization was proposed, starting in the 25th projected month until the Distributor reaches the benchmark of 1.29% (see the table below) in the 84th projected month.

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Figure 30 – Working Capital

Company	WK Bloomberg
Energisa	10.53%
Cosern	3.60%
Elektro Redes	10.68%
Coelba	-6.85%
Celpe	-8.17%
Coelce	3.79%
Ampla	-0.62%
EDP	8.66%
Eletropaulo	-0.41%
Light	-8.67%
Copel	3.40%
Celesc	-0.50%

Source: Bloomberg

In addition to the Working Capital, the Distributor has other registered values that were not considered as Working Capital or Net Debt in the due diligence report. Such accounts are also considered in the valuation: it is assumed that their registered values would be linearly liquidated between the 16th and the 39th projected month.

Indemnity

The projected values for permanent assets not fully depreciated and/or amortized at the end of the concession period are considered in the calculation of an indemnity to be received by the Distributor.

The Indemnity value is calculated based on the remaining value of the Regulatory Remuneration Basis ("BRR") net of depreciation at the end of the concession period. The capital gain related to the indemnity is estimated in order to calculate the applicable Income Tax (25% total rate) and Social Contribution (9% rate). The terminal value of the Distributor is consists of the Indemnity net of taxes.

Remaining Value of Portion B

In addition to the Indemnity, it was also considered the effect of the end of the concession contract before the completion of the last regulatory year, starting with the concession's anniversary month. Since the required revenue to the last regulatory year, established in the respective rate adjustment, is not achieved until February, 2048 according to the projections, the payment for the Remaining Value of Portion B by the end of the concession period is considered.

WACC

As mentioned above, the net present value of the projected cash flows is calculated using a discount rate determined using the methodology of the weighted average cost of capital (WACC). The rolling WACC approach considers the annual variation of the discount rate, in order to measure the effects of changes in parameters such as the Distributor leverage ratio over the years.

Termonorte

The projection also considered a negative cash flow related to the limit of the cost transfer to the related to the 289 MWm power contract between Ceron and Termonorte, according to Order 2.673/2010. The negative effect of the contract between the parties was estimated in the company's cash flows until September, 2019, month of termination of the agreement.

6.4. Valuation by Multiples

Comparable Companies or Market Transactions Multiples

After the use of the discounted cash flows approach, the valuation by multiples may be used to ratify the results obtained, considering the relation between the market value of comparable companies (or comparable companies transaction values) and operational indicators.

Such approaches are based on the idea that similar assets have similar future profitabilities, and may have comparable values considering the business size.

We highlight that the direct comparison with valuation by multiples shall be made with caution, since the samples normally used as comparison may present differences in size, operational context, economic context and different geographies or risk levels.

Transaction Multiples

Estimated ranges of market values from public information about completed transactions, considering the relation between the value paid in acquisitions of companies in the same sector and their respective operational indexes. The table bellow shows some examples of the relationship between Enterprise Value ("EV") of comparable companies and their Net Revenues and/or EBITDA.

Table 68 - Transaction Multiples

				Multiple	
Date	Target	Buyer	EV (R$ MM)	EV / Income	EV/EBITDA
2017	CELG	Enel	4,560	1.1 x	--
2014	Coelce[1]	Enersis (Enel)	4,416	1.5 x	7.8 x
2011	Light	Parati	4,987	1.3 x	6.3 x
2011	Elektro[1]	Neoenergia (Iberdrola)	2,925	1.5 x	5.6 x
			Avg	***1.3 x***	***6.6 x***
			Median	***1.4 x***	***6.3 x***

[1] Acquisition of shares via IPO
Sources: Bloomberg, Companies

This study should be analyzed with care, since many times the public information available on the transactions is incomplete or inaccurate. Additionally, the compatibility among the companies is not always perfect and the behavior of the prices paid in the transactions present variations over the time.

Market Multiples

Estimated ranges of market values based on the relation between market value and financial or operational indicators of comparable companies. The graphs below show the comparative analyses of different multiples implicit to the result of the Discounted Cash Flows approach considering the data available for comparable listed companies.

The Enterprise Values ("EV") data, as well as the Net Revenues and EBITDA data, used in the calculations of the comparable companies' multiples are available in the financial statements for the end of 2016 (Source: Bloomberg).

Figure 31 - EV / Net Revenues Multiples

1.1 x
1.0 x
1.3 x
1.6 x
1.2 x
0.7 x
1.8 x
1.2 x
1.2 x
0.9 x
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
CERON
Adjusted Min.
Adjusted Max.

Figure 32 - EV / EBITDA Multiples

17.9 x
9.8 x
9.2 x
8.0 x
7.9 x
7.9 x
7.3 x
7.0 x
6.6 x
5.4 x
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
CERON
Adjusted Min.
Adjusted Max.

Note: Since the Distributor's EBITDA is negative, a normalized EBITDA was estimated based on the application of the average EBITDA margin of comparable companies (15.7%) on the Distributor's Net Revenues.

Figure 33 - EV / BRR Multiples

3.5 x
2.2 x
2.3 x
2.0 x
2.1 x
1.8 x
1.8 x
1.8 x
1.6 x
1.2 x
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
CERON
Adjusted Min.
Adjusted Max.

Note: The BRR data for comparable companies is available in the companies' financial statements. It is important to note that some compared companies own more than one distribution concession holder, so that the value of the BRR considered in the calculation of such companies' multiples was composed of the sum of the BRRs of each distributor of the respective groups. It is also important to note that the more updated information on the value of the BRRs of the distributors owned by the comparable companies is available as of to the dates of the respective rate revisions.

2.0
2.5
1.6
2.7
1.2
0.9
2.3
1.9
2.0
2.1
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
CERON
Adjusted Min.
Adjusted Max.

Note: As mentioned about the calculation of the EV/BRR market multiples, the EV/Consuming units multiples were also calculated based on information in the financial statements of the comparable companies, taking into account all distributors owned by the same company.

Figure 35 - EV/ Distributed Energy Multiples (R$ thousands/MWh)

0.45
0.38
0.47
0.62
0.41
0.25
0.58
0.5
0.4
0.4
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
CERON
Adjusted Min.
Adjusted Max.

Note: The comments made regarding the calculations of the EV/BRR and EV/Consuming Units multiples are applicable to the analysis of EV/Distributed Energy multiples.

6.5. Conclusion

The valuation results are presented in the following tables.

Table 69 – Distributed Energy Projections

Energy (000 MWh)	2017	2018	2019	2020	2021	2022
Regulated market	2,919	3,018	3,108	3,195	3,279	3,362
Free market	22	23	24	25	25	26
Supply	-	-	-	-	-	-
Regulatory allowance for energy losses	1,385	1,432	1,456	1,390	1,317	1,238
Excess contracted Energy	129	133	145	215	305	629
Total energy	**4,456**	**4,607**	**4,733**	**4,824**	**4,926**	**5,255**

Energy (000 MWh)	2023	2024	2025	2026	2027	2028
Regulated market	3,445	3,528	3,604	3,679	3,755	3,831
Free market	27	28	28	29	30	30
Supply	-	-	-	-	-	-
Regulatory allowance for energy losses	1,150	1,054	1,047	1,039	1,029	1,012
Excess contracted Energy	138	137	140	142	144	145
Total energy	**4,760**	**4,747**	**4,818**	**4,888**	**4,957**	**5,018**

Energy (000 MWh)	2029	2030	2031	2032	2033	2034
Regulated market	3,906	3,977	4,045	4,114	4,184	4,256
Free market	31	31	32	32	33	34
Supply	-	-	-	-	-	-
Regulatory allowance for energy losses	972	957	941	923	899	855
Excess contracted Energy	146	148	150	151	153	153
Total energy	**5,055**	**5,113**	**5,167**	**5,221**	**5,269**	**5,298**

Energy (000 MWh)	2035	2036	2037	2038	2039	2040
Regulated market	4,329	4,404	4,480	4,558	4,637	4,718
Free market	34	35	35	36	36	37
Supply	-	-	-	-	-	-
Regulatory allowance for energy losses	861	867	872	872	846	852
Excess contracted Energy	156	158	161	163	165	167
Total energy	**5,380**	**5,463**	**5,548**	**5,629**	**5,684**	**5,774**

Energy (000 MWh)	2041	2042	2043	2044	2045	2046	2047
Regulated market	4,802	4,887	4,974	5,064	5,156	5,250	5,348
Free market	38	38	39	39	40	41	41
Supply	-	-	-	-	-	-	-
Regulatory allowance for energy losses	857	863	861	833	838	843	848
Excess contracted Energy	170	172	175	177	180	183	186
Total energy	**5,866**	**5,960**	**6,050**	**6,113**	**6,214**	**6,317**	**6,423**

Table 70 - Net Revenues Projections

Net Revenues (000 R$)	2017	2018	2019	2020	2021	2022
Portion A distributed energy (000 MWh)	2,919	3,018	3,108	3,195	3,279	3,362
Portion A tariff (R$/MWh)	360	394	408	423	438	454
Portion A	1,050,360	1,188,039	1,267,613	1,350,975	1,436,662	1,525,748
Portion B distributed energy (MWh)	2,941	3,041	3,132	3,220	3,304	3,388
Portion B tariff (R$/MWh)	131	124	135	161	169	177
Portion B	383,917	377,043	423,981	518,358	558,994	600,443
Other revenues	5,767	6,041	6,321	6,609	6,904	7,213
Sale of excess contracted energy	22,495	27,696	31,415	47,919	63,871	118,550
Sectorial Charges	(302,256)	(314,849)	(328,771)	(343,200)	(357,952)	(373,141)
Total net operating revenues	**1,160,284**	**1,283,970**	**1,400,559**	**1,580,661**	**1,708,480**	**1,878,814**

Net Revenues (000 R$)	2023	2024	2025	2026	2027	2028
Portion A distributed energy (000 MWh)	3,445	3,528	3,604	3,679	3,755	3,831
Portion A tariff (R$/MWh)	458	451	468	485	503	520
Portion A	1,578,500	1,592,581	1,685,645	1,783,728	1,886,986	1,993,540
Portion B distributed energy (MWh)	3,472	3,555	3,632	3,708	3,785	3,861
Portion B tariff (R$/MWh)	187	202	204	206	208	209
Portion B	650,491	717,447	740,620	764,373	787,313	805,553
Other revenues	7,536	7,872	8,224	8,592	8,976	9,377
Sale of excess contracted energy	6,404	36,645	38,769	40,995	42,448	39,287
Sectorial Charges	(388,929)	(405,497)	(422,544)	(440,417)	(459,047)	(478,464)
Total net operating revenues	**1,854,002**	**1,949,049**	**2,050,714**	**2,157,269**	**2,266,676**	**2,369,294**

Net Revenues (000 R$)	2029	2030	2031	2032	2033	2034
Portion A distributed energy (000 MWh)	3,906	3,977	4,045	4,114	4,184	4,256
Portion A tariff (R$/MWh)	537	556	577	598	620	638
Portion A	2,096,412	2,212,325	2,333,253	2,461,239	2,593,047	2,716,693
Portion B distributed energy (MWh)	3,937	4,008	4,077	4,146	4,217	4,290
Portion B tariff (R$/MWh)	209	216	223	231	238	242
Portion B	823,322	866,422	911,021	958,207	1,004,015	1,036,619
Other revenues	9,796	10,234	10,692	11,170	11,669	12,190
Sale of excess contracted energy	33,987	27,719	20,151	11,206	2,334	-
Sectorial Charges	(498,763)	(519,796)	(541,769)	(564,685)	(588,571)	(613,466)
Total net operating revenues	**2,464,755**	**2,596,905**	**2,733,347**	**2,877,136**	**3,022,494**	**3,152,036**

Net Revenues (000 R$)	2035	2036	2037	2038	2039	2040
Portion A distributed energy (000 MWh)	4,329	4,404	4,480	4,558	4,637	4,718
Portion A tariff (R$/MWh)	662	686	712	738	761	790
Portion A	2,865,505	3,022,725	3,188,862	3,361,405	3,530,944	3,726,135
Portion B distributed energy (MWh)	4,363	4,438	4,515	4,593	4,674	4,755
Portion B tariff (R$/MWh)	250	259	268	271	247	258
Portion B	1,091,861	1,150,112	1,211,551	1,245,545	1,156,346	1,226,686
Other revenues	12,735	13,305	13,899	14,521	15,170	15,848
Sale of excess contracted energy	-	-	-	-	-	-
Sectorial Charges	(639,415)	(666,461)	(694,651)	(724,033)	(754,659)	(786,579)
Total net operating revenues	**3,330,687**	**3,519,681**	**3,719,661**	**3,897,437**	**3,947,801**	**4,182,090**

Net Revenues (000 R$)	2041	2042	2043	2044	2045	2046	2047
Portion A distributed energy (000 MWh)	4,802	4,887	4,974	5,064	5,156	5,250	5,348
Portion A tariff (R$/MWh)	819	849	880	909	943	978	1,014
Portion A	3,932,598	4,151,043	4,378,220	4,601,806	4,859,514	5,132,527	5,421,860
Portion B distributed energy (MWh)	4,839	4,925	5,013	5,103	5,196	5,291	5,389
Portion B tariff (R$/MWh)	269	280	291	296	307	318	330
Portion B	1,301,437	1,380,898	1,458,029	1,508,643	1,594,072	1,684,622	1,780,643
Other revenues	16,556	17,296	18,069	18,877	19,721	20,602	21,523
Sale of excess contracted energy	-	-	-	-	-	-	-
Sectorial Charges	(819,850)	(854,528)	(890,673)	(928,347)	(967,614)	(1,008,542)	(1,051,201)
Total net operating revenues	**4,430,741**	**4,694,710**	**4,963,645**	**5,200,979**	**5,505,692**	**5,829,209**	**6,172,825**

Table 71 - Operating Costs Projections

Operating costs (000 R$)	2017	2018	2019	2020	2021	2022
Energy acquisiton (000 MWh)	4,433	4,583	4,709	4,800	4,900	5,229
Average cost (R$/MWh)	192	200	209	218	227	237
Energy cost	849,271	916,462	982,758	1,045,151	1,112,601	1,237,349
Transportation costs	21,438	23,163	25,288	27,411	29,343	30,625
% Energy cost	*2.5%*	*2.5%*	*2.6%*	*2.6%*	*2.6%*	*2.5%*
Total costs	**870,709**	**939,625**	**1,008,046**	**1,072,563**	**1,141,944**	**1,267,974**
% Net Operating revenues	*75.0%*	*73.2%*	*72.0%*	*67.9%*	*66.8%*	*67.5%*

Operating costs (000 R$)	2023	2024	2025	2026	2027	2028
Energy acquisiton (000 MWh)	4,733	4,719	4,790	4,860	4,927	4,988
Average cost (R$/MWh)	247	257	268	279	291	303
Energy cost	1,167,307	1,213,285	1,283,621	1,357,308	1,434,500	1,513,572
Transportation costs	31,930	33,127	35,048	37,060	39,167	41,326
% Energy cost	*2.7%*	*2.7%*	*2.7%*	*2.7%*	*2.7%*	*2.7%*
Total costs	**1,199,236**	**1,246,412**	**1,318,669**	**1,394,368**	**1,473,667**	**1,554,898**
% Net Operating revenues	*64.7%*	*63.9%*	*64.3%*	*64.6%*	*65.0%*	*65.6%*

Operating costs (000 R$)	2029	2030	2031	2032	2033	2034
Energy acquisiton (000 MWh)	5,024	5,082	5,135	5,188	5,236	5,264
Average cost (R$/MWh)	316	330	344	358	373	389
Energy cost	1,588,888	1,675,262	1,764,350	1,858,066	1,954,460	2,048,133
Transportation costs	43,383	45,741	48,174	50,732	53,364	55,922
% Energy cost	*2.7%*	*2.7%*	*2.7%*	*2.7%*	*2.7%*	*2.7%*
Total costs	**1,632,271**	**1,721,003**	**1,812,524**	**1,908,799**	**2,007,824**	**2,104,055**
% Net Operating revenues	*66.2%*	*66.3%*	*66.3%*	*66.3%*	*66.4%*	*66.8%*

Operating costs (000 R$)	2035	2036	2037	2038	2039	2040
Energy acquisiton (000 MWh)	5,346	5,428	5,513	5,593	5,648	5,737
Average cost (R$/MWh)	406	423	441	459	479	499
Energy cost	2,167,733	2,294,439	2,428,702	2,568,028	2,703,205	2,862,084
Transportation costs	59,188	62,647	66,313	70,117	73,808	78,146
% Energy cost	*2.7%*	*2.7%*	*2.7%*	*2.7%*	*2.7%*	*2.7%*
Total costs	**2,226,920**	**2,357,086**	**2,495,015**	**2,638,146**	**2,777,013**	**2,940,230**
% Net Operating revenues	*66.9%*	*67.0%*	*67.1%*	*67.7%*	*70.3%*	*70.3%*

Operating costs (000 R$)	2041	2042	2043	2044	2045	2046	2047
Energy acquisiton (000 MWh)	5,829	5,922	6,011	6,074	6,174	6,276	6,381
Average cost (R$/MWh)	520	542	565	589	614	640	667
Energy cost	3,030,606	3,209,408	3,395,264	3,576,118	3,788,619	4,014,381	4,254,321
Transportation costs	82,747	87,629	92,704	97,642	103,444	109,632	116,338
% Energy cost	*2.7%*	*2.7%*	*2.7%*	*2.7%*	*2.7%*	*2.7%*	*2.7%*
Total costs	**3,113,354**	**3,297,037**	**3,487,968**	**3,673,760**	**3,892,063**	**4,124,013**	**4,370,659**
% Net Operating revenues	*70.3%*	*70.2%*	*70.3%*	*70.6%*	*70.7%*	*70.7%*	*70.8%*

Table 72 - Gross profit Projections

Gross profit (000 R$)	2017	2018	2019	2020	2021	2022
Net Revenues	1,160,284	1,283,970	1,400,559	1,580,661	1,708,480	1,878,814
Total costs	(870,709)	(939,625)	(1,008,046)	(1,072,563)	(1,141,944)	(1,267,974)
Gross profit	**289,575**	**344,345**	**392,512**	**508,098**	**566,536**	**610,840**
% Gross margin	*25.0%*	*26.8%*	*28.0%*	*32.1%*	*33.2%*	*32.5%*

Gross profit (000 R$)	2023	2024	2025	2026	2027	2028
Net Revenues	1,854,002	1,949,049	2,050,714	2,157,269	2,266,676	2,369,294
Total costs	(1,199,236)	(1,246,412)	(1,318,669)	(1,394,368)	(1,473,667)	(1,554,898)
Gross profit	**654,765**	**702,637**	**732,045**	**762,901**	**793,009**	**814,396**
% Gross margin	*35.3%*	*36.1%*	*35.7%*	*35.4%*	*35.0%*	*34.4%*

Gross profit (000 R$)	2029	2030	2031	2032	2033	2034
Net Revenues	2,464,755	2,596,905	2,733,347	2,877,136	3,022,494	3,152,036
Total costs	(1,632,271)	(1,721,003)	(1,812,524)	(1,908,799)	(2,007,824)	(2,104,055)
Gross profit	**832,484**	**875,902**	**920,823**	**968,338**	**1,014,670**	**1,047,981**
% Gross margin	*33.8%*	*33.7%*	*33.7%*	*33.7%*	*33.6%*	*33.2%*

Gross profit (000 R$)	2035	2036	2037	2038	2039	2040
Net Revenues	3,330,687	3,519,681	3,719,661	3,897,437	3,947,801	4,182,090
Total costs	(2,226,920)	(2,357,086)	(2,495,015)	(2,638,146)	(2,777,013)	(2,940,230)
Gross profit	**1,103,766**	**1,162,595**	**1,224,646**	**1,259,291**	**1,170,788**	**1,241,860**
% Gross margin	*33.1%*	*33.0%*	*32.9%*	*32.3%*	*29.7%*	*29.7%*

Gross profit (000 R$)	2041	2042	2043	2044	2045	2046	2047
Net Revenues	4,430,741	4,694,710	4,963,645	5,200,979	5,505,692	5,829,209	6,172,825
Total costs	(3,113,354)	(3,297,037)	(3,487,968)	(3,673,760)	(3,892,063)	(4,124,013)	(4,370,659)
Gross profit	**1,317,388**	**1,397,673**	**1,475,677**	**1,527,219**	**1,613,629**	**1,705,197**	**1,802,167**
% Gross margin	*29.7%*	*29.8%*	*29.7%*	*29.4%*	*29.3%*	*29.3%*	*29.2%*

Table 73 - Operating Expenses Projections

Operating Expenses (000 R$)	2017	2018	2019	2020	2021	2022
Personal	133,411	143,005	136,654	129,816	131,046	133,432
Materials	5,468	5,861	5,601	5,320	5,371	5,469
Services	131,457	140,910	134,652	127,915	129,126	131,478
Others	102,943	110,345	105,445	100,169	101,117	102,959
Total PMSO	373,279	400,121	382,352	363,220	366,660	373,337
% Net Revenues	*32.2%*	*31.2%*	*27.3%*	*23.0%*	*21.5%*	*19.9%*
% Verified PMSO / Regulatory allowance for PMSO	*112.2%*	*112.2%*	*109.8%*	*106.5%*	*104.7%*	*103.8%*
Default*	-	-	-	-	-	-
% Net revenues	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
* Net of default considered in Portion A						
Total Operating expenses	**373,279**	**400,121**	**382,352**	**363,220**	**366,660**	**373,337**
% Net revenues	*32.2%*	*31.2%*	*27.3%*	*23.0%*	*21.5%*	*19.9%*

Operating Expenses (000 R$)	2023	2024	2025	2026	2027	2028
Personal	136,271	139,425	142,532	143,228	147,942	152,859
Materials	5,585	5,714	5,842	5,870	6,063	6,265
Services	134,275	137,383	140,445	141,130	145,775	150,620
Others	105,150	107,583	109,981	110,518	114,155	117,949
Total PMSO	381,281	390,106	398,799	400,746	413,936	427,694
% Net Revenues	*20.6%*	*20.0%*	*19.4%*	*18.6%*	*18.3%*	*18.1%*
% Verified PMSO / Regulatory allowance for PMSO	*103.1%*	*102.5%*	*102.0%*	*101.6%*	*101.4%*	*101.3%*
Default*	-	-	-	-	-	-
% Net revenues	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
* Net of default considered in Portion A						
Total Operating expenses	**381,281**	**390,106**	**398,799**	**400,746**	**413,936**	**427,694**
% Net revenues	*20.6%*	*20.0%*	*19.4%*	*18.6%*	*18.3%*	*18.1%*

Operating Expenses (000 R$)	2029	2030	2031	2032	2033	2034
Personal	157,953	163,558	169,781	176,250	182,980	189,983
Materials	6,474	6,703	6,958	7,223	7,499	7,786
Services	155,639	161,163	167,294	173,668	180,300	187,200
Others	121,880	126,205	131,006	135,998	141,191	146,594
Total PMSO	441,946	457,629	475,038	493,139	511,970	531,563
% Net Revenues	*17.9%*	*17.6%*	*17.4%*	*17.1%*	*16.9%*	*16.9%*
% Verified PMSO / Regulatory allowance for PMSO	*101.2%*	*101.2%*	*101.1%*	*101.0%*	*100.9%*	*100.9%*
Default*	-	-	-	-	-	-
% Net revenues	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
* Net of default considered in Portion A						
Total Operating expenses	**441,946**	**457,629**	**475,038**	**493,139**	**511,970**	**531,563**
% Net revenues	*17.9%*	*17.6%*	*17.4%*	*17.1%*	*16.9%*	*16.9%*

Operating Expenses (000 R$)	2035	2036	2037	2038	2039	2040
Personal	197,268	204,812	212,620	220,700	229,102	237,841
Materials	8,085	8,394	8,714	9,045	9,390	9,748
Services	194,379	201,812	209,505	217,467	225,747	234,358
Others	152,216	158,037	164,062	170,296	176,780	183,523
Total PMSO	551,949	573,054	594,901	617,508	641,018	665,470
% Net Revenues	*16.6%*	*16.3%*	*16.0%*	*15.8%*	*16.2%*	*15.9%*
% Verified PMSO / Regulatory allowance for PMSO	*100.8%*	*100.8%*	*100.7%*	*100.7%*	*100.6%*	*100.6%*
Default*	-	-	-	-	-	-
% Net revenues	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
* Net of default considered in Portion A						
Total Operating expenses	**551,949**	**573,054**	**594,901**	**617,508**	**641,018**	**665,470**
% Net revenues	*16.6%*	*16.3%*	*16.0%*	*15.8%*	*16.2%*	*15.9%*

Operating Expenses (000 R$)	2041	2042	2043	2044	2045	2046	2047
Personal	246,931	256,387	266,223	276,458	287,109	298,193	309,731
Materials	10,120	10,508	10,911	11,330	11,767	12,221	12,694
Services	243,314	252,631	262,324	272,409	282,903	293,825	305,194
Others	190,537	197,833	205,423	213,321	221,539	230,092	238,995
Total PMSO	690,903	717,359	744,882	773,518	803,318	834,332	866,614
% Net Revenues	*15.6%*	*15.3%*	*15.0%*	*14.9%*	*14.6%*	*14.3%*	*14.0%*
% Verified PMSO / Regulatory allowance for PMSO	*100.6%*	*100.5%*	*100.5%*	*100.5%*	*100.4%*	*100.4%*	*100.4%*
Default*	-	-	-	-	-	-	-
% Net revenues	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
* Net of default considered in Portion A							
Total Operating expenses	**690,903**	**717,359**	**744,882**	**773,518**	**803,318**	**834,332**	**866,614**
% Net revenues	*15.6%*	*15.3%*	*15.0%*	*14.9%*	*14.6%*	*14.3%*	*14.0%*

Table 74 - EBITDA Projections

EBITDA (000 R$)	2017	2018	2019	2020	2021	2022
Gross profit	289,575	344,345	392,512	508,098	566,536	610,840
Total Operatng expenses	(373,279)	(400,121)	(382,352)	(363,220)	(366,660)	(373,337)
EBITDA	**(83,704)**	**(55,775)**	**10,161**	**144,878**	**199,876**	**237,503**
% EBITDA margin	*-7.2%*	*-4.3%*	*0.7%*	*9.2%*	*11.7%*	*12.6%*

EBITDA (000 R$)	2023	2024	2025	2026	2027	2028
Gross profit	654,765	702,637	732,045	762,901	793,009	814,396
Total Operatng expenses	(381,281)	(390,106)	(398,799)	(400,746)	(413,936)	(427,694)
EBITDA	**273,484**	**312,530**	**333,246**	**362,156**	**379,073**	**386,702**
% EBITDA margin	*14.8%*	*16.0%*	*16.3%*	*16.8%*	*16.7%*	*16.3%*

EBITDA (000 R$)	2029	2030	2031	2032	2033	2034
Gross profit	832,484	875,902	920,823	968,338	1,014,670	1,047,981
Total Operatng expenses	(441,946)	(457,629)	(475,038)	(493,139)	(511,970)	(531,563)
EBITDA	**390,538**	**418,273**	**445,785**	**475,199**	**502,699**	**516,418**
% EBITDA margin	*15.8%*	*16.1%*	*16.3%*	*16.5%*	*16.6%*	*16.4%*

EBITDA (000 R$)	2035	2036	2037	2038	2039	2040
Gross profit	1,103,766	1,162,595	1,224,646	1,259,291	1,170,788	1,241,860
Total Operatng expenses	(551,949)	(573,054)	(594,901)	(617,508)	(641,018)	(665,470)
EBITDA	**551,818**	**589,540**	**629,746**	**641,783**	**529,769**	**576,390**
% EBITDA margin	*16.6%*	*16.7%*	*16.9%*	*16.5%*	*13.4%*	*13.8%*

EBITDA (000 R$)	2041	2042	2043	2044	2045	2046	2047
Gross profit	1,317,388	1,397,673	1,475,677	1,527,219	1,613,629	1,705,197	1,802,167
Total Operatng expenses	(690,903)	(717,359)	(744,882)	(773,518)	(803,318)	(834,332)	(866,614)
EBITDA	**626,485**	**680,314**	**730,795**	**753,701**	**810,311**	**870,865**	**935,552**
% EBITDA margin	*14.1%*	*14.5%*	*14.7%*	*14.5%*	*14.7%*	*14.9%*	*15.2%*

Table 75 - Net Income Projections

Net income (000 R$)	2017	2018	2019	2020	2021	2022
EBITDA	(83,704)	(55,775)	10,161	144,878	199,876	237,503
Depreciation	(72,760)	(49,990)	(56,178)	(61,573)	(65,431)	(68,930)
Income tax	-	-	(2,194)	(19,803)	(31,974)	(40,096)
Net income	**(156,465)**	**(105,766)**	**(48,211)**	**63,502**	**102,471**	**128,477**
% Net margin	*-13.5%*	*-8.2%*	*-3.4%*	*4.0%*	*6.0%*	*6.8%*

Net income (000 R$)	2023	2024	2025	2026	2027	2028
EBITDA	273,484	312,530	333,246	362,156	379,073	386,702
Depreciation	(72,375)	(75,682)	(78,909)	(82,523)	(86,408)	(89,423)
Income tax	(47,840)	(54,075)	(58,521)	(64,437)	(67,433)	(68,426)
Net income	**153,269**	**182,773**	**195,815**	**215,196**	**225,231**	**228,853**
% Net margin	*8.3%*	*9.4%*	*9.5%*	*10.0%*	*9.9%*	*9.7%*

Net income (000 R$)	2029	2030	2031	2032	2033	2034
EBITDA	390,538	418,273	445,785	475,199	502,699	516,418
Depreciation	(92,703)	(97,133)	(85,531)	(67,335)	(73,005)	(78,011)
Income tax	(68,452)	(73,892)	(83,095)	(94,318)	(99,403)	(101,364)
Net income	**229,383**	**247,247**	**277,159**	**313,546**	**330,291**	**337,043**
% Net margin	*9.3%*	*9.5%*	*10.1%*	*10.9%*	*10.9%*	*10.7%*

Net income (000 R$)	2035	2036	2037	2038	2039	2040
EBITDA	551,818	589,540	629,746	641,783	529,769	576,390
Depreciation	(82,893)	(88,363)	(94,242)	(100,890)	(107,479)	(114,183)
Income tax	(108,513)	(116,073)	(124,125)	(125,290)	(96,943)	(106,324)
Net income	**360,412**	**385,104**	**411,378**	**415,604**	**325,348**	**355,884**
% Net margin	*10.8%*	*10.9%*	*11.1%*	*10.7%*	*8.2%*	*8.5%*

Net income (000 R$)	2041	2042	2043	2044	2045	2046	2047
EBITDA	626,485	680,314	730,795	753,701	810,311	870,865	935,552
Depreciation	(122,107)	(130,804)	(139,385)	(146,960)	(154,349)	(162,626)	(171,523)
Income tax	(116,241)	(126,864)	(136,719)	(140,253)	(151,855)	(164,189)	(243,758)
Net income	**388,137**	**422,646**	**454,692**	**466,489**	**504,108**	**544,050**	**520,271**
% Net margin	*8.8%*	*9.0%*	*9.2%*	*9.0%*	*9.2%*	*9.3%*	*8.4%*

Table 76 - Cash Flow Projections

Cash Flow (000 R$)	2017	2018	2019	2020	2021	2022
EBITDA	(83,704)	(55,775)	10,161	144,878	199,876	237,503
Income Tax	-	-	(2,194)	(19,803)	(31,974)	(40,096)
Working capital needs	58,454	(22,277)	25,276	25,738	41,874	48,282
Other adjustments	13,609	15,004	26,309	7,341	-	-
CAPEX	(125,775)	(155,704)	(223,482)	(120,648)	(119,405)	(99,838)
Free Cash Flow for the Firm	**(137,416)**	**(218,753)**	**(163,929)**	**37,507**	**90,371**	**145,850**

Cash Flow (000 R$)	2023	2024	2025	2026	2027	2028
EBITDA	273,484	312,530	333,246	362,156	379,073	386,702
Income Tax	(47,840)	(54,075)	(58,521)	(64,437)	(67,433)	(68,426)
Working capital needs	62,446	(1,417)	(1,515)	(1,588)	(1,631)	(1,530)
Other adjustments	-	-	-	-	-	-
CAPEX	(113,289)	(94,036)	(105,664)	(118,107)	(123,103)	(148,027)
Free Cash Flow for the Firm	**174,801**	**163,002**	**167,545**	**178,024**	**186,906**	**168,720**

Cash Flow (000 R$)	2029	2030	2031	2032	2033	2034
EBITDA	390,538	418,273	445,785	475,199	502,699	516,418
Income Tax	(68,452)	(73,892)	(83,095)	(94,318)	(99,403)	(101,364)
Working capital needs	(1,423)	(1,970)	(2,034)	(2,143)	(2,167)	(1,931)
Other adjustments	-	-	-	-	-	-
CAPEX	(124,709)	(148,805)	(174,717)	(182,108)	(171,441)	(142,306)
Free Cash Flow for the Firm	**195,954**	**193,605**	**185,938**	**196,630**	**229,688**	**270,817**

Cash Flow (000 R$)	2035	2036	2037	2038	2039	2040
EBITDA	551,818	589,540	629,746	641,783	529,769	576,390
Income Tax	(108,513)	(116,073)	(124,125)	(125,290)	(96,943)	(106,324)
Working capital needs	(2,663)	(2,817)	(2,981)	(2,650)	(751)	(3,492)
Other adjustments	-	-	-	-	-	-
CAPEX	(159,902)	(178,732)	(186,292)	(224,010)	(188,723)	(225,188)
Free Cash Flow for the Firm	**280,740**	**291,918**	**316,347**	**289,834**	**243,353**	**241,386**

Cash Flow (000 R$)	2041	2042	2043	2044	2045	2046	2047
EBITDA	626,485	680,314	730,795	753,701	810,311	870,865	935,552
Income Tax	(116,241)	(126,864)	(136,719)	(140,253)	(151,855)	(164,189)	(243,758)
Working capital needs	(3,706)	(3,935)	(4,009)	(3,538)	(4,542)	(4,822)	(5,122)
Other adjustments	-	-	-	-	-	-	-
CAPEX	(264,401)	(275,585)	(259,443)	(215,352)	(241,981)	(270,477)	(281,918)
Free Cash Flow for the Firm	**242,136**	**273,930**	**330,624**	**394,559**	**411,933**	**431,377**	**404,754**

Table 77 – Terminal Value

Indemnity (000 R$)	feb/48
Indemnity	3,471,631
Income tax	(121,431)
Net Compensation	**3,350,200**
Remaining Value - Portion B	45,315
Terminal Value	**3,395,515**

Table 78 – Valuation Results

Conclusion	dec/16
NPV FCFF	1,130,687,074.35
NPV Terminal Value	203,978,481.19
(-) Termonorte Contract	(70,091,899.67)
Enterprise Value	**1,264,573,655.87**
(-) Net Debt	(2,621,498,793.15)
(-) Contingencies	(500,505,526.86)
(-) Environmental Adequacies	(38,717,204.75)
Equity Value	**(1,896,147,868.89)**

Additionally, the projection meets the Efficiency Criteria in relation to the Financial Management considering the period of contractual obligations. In the following table, the inscription "No" indicates the non-compliance with the criteria established under the terms of the new concession contract.

Table 79 – Financial Covenants

Covenants	2017	2018	2019	2020	2021	2022
EBITDA >= 0	No	No	OK	OK	OK	OK
EBITDA - QRR >= 0	No	No	No	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK

Covenants	2023	2024	2025	2026	2027	2028
EBITDA >= 0	OK	OK	OK	OK	OK	OK
EBITDA - QRR >= 0	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK

Covenants	2029	2030	2031	2032	2033	2034
EBITDA >= 0	OK	OK	OK	OK	OK	OK
EBITDA - QRR >= 0	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK

Covenants	2035	2036	2037	2038	2039	2040
EBITDA >= 0	OK	OK	OK	OK	OK	OK
EBITDA - QRR >= 0	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK

Covenants	2041	2042	2043	2044	2045	2046	2047
EBITDA >= 0	OK	OK	OK	OK	OK	OK	OK
EBITDA - QRR >= 0	OK	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK	OK

6.6. Sensitivity

The table below presents the results of the sensitivity analysis for the main assumptions.

Table 80 – Sensitivity Analysis

		Demand	PMSO	losses	CAPEX	WACC	WACC	CAPEX	Losses	PMSO	Demand
		+1 SD	- 5%	- 5%	+5%	- 0,5%	+0,5%	- 5%	+5%	+5%	- 1 SD
Demand	+1 SD	3.1%	59.1%	7.0%	4.2%	12.6%	-5.5%	1.9%	-17.5%	-116.3%	0.0%
PMSO	- 5%	59.1%	56.1%	59.8%	57.2%	68.1%	45.3%	55.1%	36.5%	0.0%	53.3%
Losses	- 5%	7.0%	59.8%	3.9%	5.0%	13.4%	-4.8%	2.7%	0.0%	-115.0%	0.8%
CAPEX	+5%	4.2%	57.2%	5.0%	1.1%	10.8%	-7.6%	0.0%	-18.9%	-117.4%	-1.9%
WACC	- 0,5%	12.6%	68.1%	13.4%	10.8%	9.4%	0.0%	8.0%	-11.5%	-116.9%	6.3%
WACC	+0,5%	-5.5%	45.3%	-4.8%	-7.6%	0.0%	-8.5%	-9.4%	-27.8%	-120.3%	-11.4%
CAPEX	- 5%	1.9%	55.1%	2.7%	0.0%	8.0%	-9.4%	-1.1%	-21.3%	-120.1%	-4.1%
Losses	+5%	-17.5%	36.5%	0.0%	-18.9%	-11.5%	-27.8%	-21.3%	-20.1%	-141.5%	-22.5%
PMSO	+5%	-116.3%	0.0%	-115.0%	-117.4%	-116.9%	-120.3%	-120.1%	-141.5%	-118.7%	-121.1%
Demand	- 1 SD	0.0%	53.3%	0.8%	-1.9%	6.3%	-11.4%	-4.1%	-22.5%	-121.1%	-3.0%

The table shows the variation of the Enterprise Value as follows: (i) when the projected demand growth increases or decreases by one standard deviation; (ii) when the operational costs increase or decrease by 5%; (iii) when the energy losses increase or decrease by 5%; (iv) when investment (CAPEX) increases or decreases by 5%; and (v) when the discount rate increases or decreases by 0.5%. Except for sensitivity (v), the other assumption changes were considered only in the 10 first years of the new contract. It is important to note that the effects presented above are individually observed and also combined two by two in the sensitivity matrix.

As presented in the sensitivity matrix, the valuation is mainly impacted by the variation of operating costs ("PMSO") reduction projected to the first concession years, especially in the worst-case scenario.

The effects observed in the variation of energy losses reduction are also relevant, with higher impact in the worst-case scenario.

The valuation also presented significant sensitive to variations in the discount rate, as the third assumption in terms of impact.

Market demand and investment (CAPEX) presented lower effects on the result. For those assumptions, it was observed that the effects in the worst-case scenario are more relevant than best-case scenario.

7.	References
[1]	“Portal do Brasil,” [Online]. Available: http://www.achetudoeregiao.com.br/ro/historia_de_rondonia.htm.
[Acesso em 13 04 2017].
[2]	A. Gorayeb, “Opinião de Rondônia,” 21 09 2016. [Online]. Available: http://www.opiniaoderondonia.com/noticia/do-fundo-do-bau-servico-de-abastecimento-de-agua-luz-e- forca-do-territorio/157879. [Acesso em 05 04 2017].
[3]	Eletrobrás, “Eletrobrás Distribuição Rondônia,” Eletrobrás, [Online]. Available: http://www.eletrobrasrondonia.com/empCeronNHistoria.cfm. [Acesso em 05 04 2017].
[4]	“Wikipédia - Rondônia,” [Online]. Available: https://pt.wikipedia.org/wiki/Rond%C3%B4nia. [Acesso em 06
04 2017].
[5]	E. d. P. Energética, “Plano Nacional de Energia 2030,” Rio de Janeiro, 2007.
[6]	E. D. Rondônia, “Plano Decenal 2015 - 2024,” 2015.
[7]	E. D. Rondônia, “Reunião GT Desestatização EDES,” 2017.
[8]	B. Mundial, “The Regulatory Challange of Asset VAluation: A Case Study from the Brazilian Electricity Distribution Sector. Energy Working Notes. Energy and Mining Sector Board.,” 2004.
[9]	PricewaterhouseCoopers, “Electricity Lines Business – ODV Valuation. Study for Unison Networks Limited,”
New Zealand, 2005.
[10]	K. F. O. &. R. G. Israel, “Why Does Everyone Use the .05 Level of Significance?, Research Quarterly for Exercise and Sport,” 1987.
[11]	J. M. WOOLDRIDGE, “Econometric analysis of cross section and panel data. MIT Press.,” 2010.

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184

ANNEX I – Extent of Responsibility

     This report (the “Report”) was jointly prepared by PricewaterhouseCoopers Corporate Finance & Recovery Ltda. ("PwC CFR") and Siglasul Consultoria Ltda. (“SSU”) for the use of the Brazilian Development Bank ("BNDES") with the purpose of supporting the privatization process of the Distributors of Eletrobras System (the “Privatization”), in accordance with contract OCS 028/2017 of February 14, 2017 (the “Contract”).

     The Report was prepared based on the information and documents provided by the administration of Centrais Elétricas de Rondônia (the “Administration”). The works carried out do not constitute an exam performed according to the audit standards for financial statements; the works of financial valuation are not regulated and do not have specific determined standards and, for this reason, the procedures applied by us were determined in the Official Notice or aligned with BNDES where indicated in this Report.

     This analysis considers only one of several methods that may be used to calculate the valuation of a company, with nothing preventing the potential stakeholders from using their own valuation of the projects. Our analysis did not consider eventual synergies, strategic reasons, scale economies, or other benefits or drawbacks that eventual investors could experience in the event of a change of shareholding interests of the Company.

     Upon preparing the analysis, we used information and historical and projected data, not audited by the Consortium and provided in writing or orally by the Administration or obtained from the mentioned sources. Additionally, as every prediction is subjective and depends on individual judgment, being subject to uncertainties, we did not present predictions as specific results to be achieved.

Our work considered the contingencies considered in the other reports of diligences prepared by

Consórcio Mais Energia B (the “Consortium”) under the terms of the Contract, that contain more detailed information.

     Our work was developed with the purposes described above, therefore, it should not be used for other purposes.

     In the event we become aware, at any time, of facts or information that had not been provided to us, we reserve the right to revise the calculations and the numerical results.

     We do not take responsibility for the update of our reports outside the terms provided in the Contract with BNDES.

     We do not take any responsibility, outside the legal hypotheses or hypotheses provided in the Contract executed with BNDES, for losses caused to BNDES, to Centrais Elétricas de Rondônia, companies connected thereto, their shareholders, officers, or other parties, as a consequence of use of the data and information provided by Centrais Elétricas de Rondônia, or obtained from other sources, or for the improper use of our reports that does not observe the disclaimers of the previous paragraphs.

     Finally, the provisions of Contract OCS no. 28/2017 (and its annexes) and the effective legislation were followed in the preparation of this Report, whose copyrights are granted to BNDES under the terms of art. 8 of Law no. 13.303/2016. All information transmitted in this document may be used and disclosed by BNDES, without any restriction.

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185

With the purpose of characterizing the area of Ceron socioeconomic information was gathered and grouped in four sets of data: (a) Demographic, Education and Employment; (b) Access to Services; (c) Income and (d) Violence. In the following items we carried out comparative analyses to each gathered piece of information of the company in relation to the data observed in North, Northeast Regions and Brazilian average. Such comparison allows to assess the similarity/divergence degree of the socio-economic indicators of the company in relation to the regions where the companies of Eletrobras group operate, as well as to compare with the national average.

a) Demographic Information. Education Level and Unemployment Rate

Table 81 – Demographic Information, Education Level, and Unemployment Rates

Region	No. of Cities	Area (km²)	Population (Thousand)	Density (Inhab/km²)	No. of homes (thousand)	% Rural Popul.	% Illiterate Popul.	Unemployment Rate
RONDÔNIA	52	238,526	1,773	7.46	591	24%	9%	5%
BRAZIL	**5,567**	**8,497,584**	**204,860**	**24.11**	**68,037**	**15%**	**9%**	**8%**
NORTH	449	3,848,855	17,525	4.55	5,093	25%	11%	9%
NORTHEAST	1,794	1,554,291	56,639	36.44	17,836	27%	17%	9%

Sources: Data related to the population were extracted from PNAD 2015. Number of cities and areas were obtained before INPE. The unemployment rate was obtained in IPEA/PNAD to the year of 2014.

Rondônia is the state with the largest population density of North Region (7.46), with the capital Porto Velho being the most populous city of the state and the third most populous of North Region. Its population is concentrated in urban centers (76% of the population), but it presents considerable percentage of inhabitants in rural regions (24%).

b) Access to services

Table 82 presents for Ceron, as well as average data for Brazil and of North and Northeast Regions, the percentages of households(i) with no garbage collection; (ii) idem to point “i” to the urban areas; (iii) with no supply of water through networks; (iv) same to point “iii” for urban areas; (v) without sewage through networks or septic tanks; (vi) same to point “v” to urban areas; and (vi) with no electricity located in rural areas.

Table 82 – Information on Access to Services

Region	% Homes w/o Garbage Coll.	% Urb. Homes w/o Garbage Coll.	% Homes w/o Water Supply Networks	% Urban Homes w/o Water Supply Networks	% Homes w/o Sew. Networks/Cesspit	% Urban Homes w/o Sew. Networks/Cesspit	% Rur. Homes w/o Electric Lighting
RONDÔNIA	21%	2%	52%	41%	54%	45%	1%
BRAZIL	**10%**	**1%**	**15%**	**6%**	**19%**	**12%**	**2%**
NORTH	21%	3%	40%	28%	38%	29%	7%
NORTHEAST	21%	3%	20%	7%	35%	23%	1%

Source: PNAD 2015.

In Rondônia, 21% of the households do not have garbage collection, as well as 52% do not have supply of water through networks and 54% do not have access to proper sewage network or septic tanks. The percentage of urban households without basic services of infrastructure is high and above regional and national averages (45% and 41%, respectively).

c) Income

Table 83 presents the (i) percentage of households with income of up to 2 Minimum Wages (M.W.); (ii) percentage ofhouseholds with income per capita below the poverty line45[45]; (iii) average household income per capita; and (iv) GDP (Gross Domestic Product) per capita.

Table 83 – Information on Income

Region	% Homes with Income Up to 2 MW	% Pop. Below Poverty Line	Average Household Income per capita (R$)	GDP per capita (R$)
RONDÔNIA	43%	13%	950.16	17,991
BRAZIL	**39%**	**13%**	**1,152.24**	**26,446**
NORTH	51%	22%	782.76	17,213
NORTHEAST	58%	20%	730.24	12,955

Sources: Householdswith income up to 2 MW. ☐ PNAD 2015. % Pop. Below the Poverty Line and Average Household Income per capita ☐ IPEA/PNAD 2014; GPD per capita ☐ Datasus/IBGE 2013.

Note that the state presents a percentage of population below the poverty lines lower than the regional comparative averages. The state presents average household income per capita and

[45] Equivalent to twice the extreme poverty line. The Poverty Line is based on an estimate of the value of a food basket with the minimum of calories required to properly supply a person. based on recommendations of the World Health Organization (WHO).

GDP per capita above the regional averages of North and Northeast and lower than the national averages.

d) Violence

Table 84 presents the number of deaths by aggression at every 100 thousand inhabitants recorded in 2014. Note that Rondônia presents death by aggression figure above the national average and below the regional ones.

Table 84 – Violence Information

Source: Datasus/IBGE 2014.

APPENDIX B – Methodologies of Market Projection

This Appendix contains a detailed explanation of each methodology deployed in the market projection for Eletroacre.

a) Box & Jenkins

The methodology Box & Jenkins is deployed in stationary time series (y_t), that is, values that are continuous over the time. The series may be naturally stationary ($y_t = C + \epsilon_t$) or artificially stationary. Stationarity may be obtained through integrated models, i.e., from successive differences in the historical series of interest. The differences ($\Delta^k y_t$) may be applied k times until the series becomes stationary. In general, differencing is performed 1 or 2 times. Mathematically, this operation consists of subtracting the present value of the series from its past value, as in Equation 47.

Equation 47 - Stationary Series

$$\Delta y_t = y_t - y_{t-1} \; or \; \Delta^2 y_t = \Delta(y_t - y_{t-1})$$

The formulation of Box & Jenkins methodology is carried out from self-regressive process of p order and rolling averages of order q, $ARMA_{(p,q)}$, , for series originally stationary or made stationary, through integrated models, ($ARIMA_{(p,d,q)}$). Series with seasonal behavior may be analyzed using models utilizing rolling averages.

Equation 48 - Seasonal Series

$$SARIMA_{(p,d,q)\times(P,D,Q)_s}$$

Where:

p indicates the number of orders of the self-regressive process;

d number of differences to obtain the stationary series;

q represents the number of orders of the process of rolling averages; and

s the seasonality period.

The capital letters represent the same meaning, being applied to the seasonal part of the Following are presented some possibilities of models from this methodology.

Following are presented some possibilities of models from this methodology.

Equation 49 - Box & Jenkins Methodology Models

$y_t = \delta + \varphi_1 \Delta^d y_{t-1} + \varphi_2 \Delta^d y_{t-2} + \ldots + \varphi_p \Delta^d y_{t-p} + \ldots$	Influence of the values passed in the series
$\ldots \varepsilon_t + \theta_1 \varepsilon_{t-1} + \theta_2 \varepsilon_{t-2} + \ldots + \theta_p \varepsilon_{t-q} +$	Movement pattern around the average
$\ldots + \Phi_1 \Delta^D y_{t-12} + \Phi_2 \Delta^D y_{t-24} + \ldots + \Phi_P \Delta^D y_{t-12P} + .$	Influence of the past seasonality
$\ldots + \Theta_1 \varepsilon_{t-12} + \Theta_2 \varepsilon_{t-24} + \ldots + \Theta_Q \varepsilon_{t-12Q}$	Interaction between the seasonality and the mobile average

It is also possible to add components that capture the trend and auxiliary variables associated with the historical series, the so-called SARIMAX models.

b) ETS (*Exponential Smoothing*)

From this approach, known as State Space Models, it is possible to build models that capture the structure of trend, seasonality, and error of time series, which may be additive or multiplicative (and damped or not in both cases) forming a varied group of possibilities. The parameters of the model are obtained from 3 equations.

Equation 50 – ETS Model

$$l_t = \alpha P_t + (1 - \alpha) Q_t$$
$$b_t = \beta R_t + (\phi - \beta) b_{t-1}$$
$$s_t = \gamma T_t + (1 - \gamma) s_{t-m}$$

Where l_t denotes the level of the series in time t, b_t indicates the trend in time t, and s_t corresponds to the seasonal component of the series in time t (where m denotes seasonality index in the year). The values of P_t, Q_t, R_t, and T_t vary according to the chosen model. But α, β, γ, and Φ are constants to be estimated to the prevision equations.

The ETS model includes the family of Exponential Models (Table 85) with the additional possibility of modeling the error component.

Table 85 – Family of Exponential Models

Seasonal Component
Trend Component		A	M
	N (none)	(additive)	(multiplicative)
N (none)	N,N	N,A	N,M
A (additive)	A,N	A,A	A,M
Ad (smoothed additive)	Ad,N	Ad,A	Ad,M
M (multiplicative)	M,N	M,A	M,M
Md (smoothed multiplicative)	Md,N	Md,A	Md,M

Source: Adapted from http://robjhyndman.com/talks/RevolutionR/6-ETS.pdf.

Such models present some specific names, namely: N,N: Simple exponential smoothing

A,N: Holt’s linear method

Ad,N: Additive damped trend method M,N: Exponential trend method Md,N: Multiplicative damped trend method

A,A: Additive Holt-Winters’ method

A,M: Multiplicative Holt-Winters’ method

     The State Space Models also enable the differentiated treatment of the error component, which may be additive or multiplicative, and which increases the variability of options for the projection of time series. The following are some models: A,N,N: Simple exponential smoothing with additive errors

A,A,N: Holt’s linear method with additive errors

A,A,A: Additive Holt-Winters’ method with additive errors

A,Ad,N: Damped trend method with additive errors

M,A,N: Holt’s linear method with multiplicative errors

M,A,M: Multiplicative Holt-Winters’ method with multiplicative errors

c) Dynamic Models

     The Dynamic Models of Linear Regression applied in time series, enable combining the use of auxiliary variables, components of trend, seasonality, and self-regressive parameters, to make predictions using Ordinary Least Squares (OLS). The time series yt may be expressed by a constant Ã0 plus a self-regressive part that depends on the dephased value of the series plus a coefficient multiplied by the auxiliary variable and added to the error term.

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Equation 51 - Dynamic Model

Uç = Ú4 + 5Uç 5 + Ú4Tç + ç

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APPENDIX C - Selection of Models for Market Projections

     The selection of models to perform market projections was made from the selection of models that would present greater strength among the set of models estimated in each distributor and market. It should be noted that the historical series of consumption per class (MWh) presented very strange characteristics, especially due to the economic crisis experienced by Brazil, resulting in greater variability of the sets of data, structural and momentary breaks, modifying the standard and level of the series, diverging from historical standards previously experienced, and increasing the difficult of finding an ideal regression model to perform forecasts.

     The models were selected within the set of adjusted models considering: the most adequate methodology to be deployed; the use of transformations in the historical series; the need of use of auxiliary variables; the analysis of the information criteria; the analysis of the residuals; and the value of the need of change in the period of the observed historical series, in order to obtain more robust models.

     Statistical tests were used in the analysis of the residuals to check assumptions of non-correlation of errors, heteroscedasticity, and normality, namely: Ljung-Box, Durbin-Watson, Arch, and Jarque Bera tests. Additionally, the residuals of the models were analyzed, through serial autocorrelation graphs and histograms. In the cases of the statistical tests, the greater the p-value, the greater the evidence of non-violated assumptions. To fix a base value, the significance level of 1% was used (0.01).

     Considering all aspects presented, the purpose was to find the most robust forecast models within each market and class. Below are the p-value of the statistical tests carried out in each distributor and class of the final models used in the projections, which were elected as most adequate among the possibilities and specificities of each historical series.

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Table 86 – Statistical Indicators

		Self-
Company	Class	relationship	Heterocedasticity	Normality
AME	Residential	0,676	0,669	0,946
	Industrial	0,058	0,735	0,064
	Commercial	0,957	0,986	0,136
	Rural	0,418	0,46	0,001
	Public Entity	0,852	0,086	0,001
	Public Lighting	0,140	0,245	0,001
	Public Service	0,007	0,03	0,000001
	Self consumption	0,34	0,514	0,557
ELETROACRE	Residential	0,748	0,178	0,54
	Industrial	0,929	0,0084	0,6287
	Commercial	0,629	0,268	0,369
	Rural	0,070	0,702	0,314
	Public Entity	0,121	0,911	0,224
	Public Lighting	0,999	0,960	0,0000001
	Public Service	0,921	0,345	0,0001
	Self consumption	0,847	0,978	0,234
CEPISA	Residential	0,050	0,285	0,519
	Industrial	0,386	0,53	0,788
	Commercial	0,908	0,617	0,797
	Rural	0,503	0,667	0,06
	Public Entity	0,109	0,344	0,255
	Public Lighting	0,104	0,144	0,3
	Public Service	0,134	0,577	0,007
	Self consumption	0,268	0,779	0,108
CEAL	Residential	0,307	0,661	0,739
	Industrial	0,002	0,141	0,019
	Commercial	0,977	0,623	0,3388
	Rural	0,735	0,983	0,0032
	Public Entity	0,503	0,548	0,003
	Public Lighting	0,603	0,997	0,0001
	Public Service	0,467	0,686	0,328
	Self consumption	0,547	0,958	0,22
Ceron	Residential	0,987	0,399	0,688
	Industrial	0,815	0,8343	0,010
	Commercial	0,081	0,701	0,646
	Rural	0,278	0,452	0,428
	Public Entity	0,007	0,361	0,386
	Public Lighting	0,607	0,992	0,00003
	Public Service	0,137	0,850	0,803
	Self consumption	0,002	0,407	0,053
BOA VISTA	Residential	0,813	0,634	0,88
	Industrial	0,757	0,856	0,001
	Commercial	0,007	0,814	0,2329
	Rural	0,123	0,732	0,325
	Public Entity	0,289	0,942	0,00001
	Public Lighting	0,819	0,809	0,152
	Public Service	0,289	0,942	0,00002
	Self consumption	0,953	0,998	0,000005
Source: Self prepared.

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APPENDIX D – Alternative Models Not Selected

As mentioned throughout the report, the construction of the models used for market projections came from initial premises to each consumption class. In case the models resulting from such initial premises did not satisfy economic and/or statistical consistency criterias, alternative approaches were adopted.

For the residential class, the initial option was the construction of models using as auxiliary variable the number of consumers units in the concession area. In the situations where such variable was not significant or showed any other statistical inconsistency, or even the projections were inconsistent with the economical and energy expectancies, the variable population was used. In the case of Ceron, the use of the variable consumer units resulted in residuals not adequate for performing forecasts. Thus, models that used population as auxiliary variable were selected.

Table 87 – Residential Class: Ceron

Residential	Box & Jenkins			Box & Jenkins		
	Constant	1.00	<0.001	SA R1	0.4768 *	
	A R1	0.60	<0.001	In (Residential UC)	0.0000 *	
	SA R1	0.48	<0.001			
	In (Population)	0.00	0.139			
	MAPE	3.12%		MAPE	-	
	Self-rel.	Heteroc.	Norm.	Self-rel.	Heteroc.	Norm.
	0.987	0.399	0.688	-	-	-

Source: Self prepared.

For the industrial class, the initial values were constructed using the auxiliary variable GDP. However, the variable was not significant. Alternatively, a dynamic model was built using the auxiliary variable Industrial Employment.

Table 88 – Industrial Class: Ceron

Industrial	Dynamic Model			Box & Jenkins			Box & Jenkins		
	Constant	-23.4976	0.07	A R1	-1.2592	0.0000	A R1	-0.7290 *	
	ln (Employment)	2.6599	0.01	A R2	-0.7802	0.0000	A R2	-0.0637	0.6088
	Sa2(1)	-0.2083	0.05	MA 1	0.5608	0.1457	A R3	-0.3790 *	
	Sa2(2)	-0.1626	0.028	MA 2	0.3174	0.2452	ln (GDP)	0.0000 *	
	Sa2(3)	-0.0711	0.497	Dec/2013	0.0000	0.9628			
	Sa2(4)	-0.1229	0.137	ln (GDP)	0.0000	0.9330			
	Sa2(5)	-0.0907	0.387						
	Sa2(6)	-0.118	0.167						
	Sa2(7)	-0.0638	0.542						
	Sa2(8)	-0.1192	0.144						
	Sa2(9)	-0.0708	0.5						
	Sa2(10)	-0.0443	0.504						
	Sa2(11)	-0.0579	0.579						
	A R (2)	0.5645	<0.001						
	MAPE	7.30 %		MAPE	-		MAPE	-	
	Self-rel.	Heteroc.	Norm.	Self-rel.	Heteroc.	Norm.	Self-rel.	Heteroc.	Norm.
	0.815	0.8343	0.01	-	-	-	-	-	-

Source: Self prepared.

For the commercial class, similar to the industrial one, the use of GDP was initially selected as an auxiliary variable which provided adequate results to Ceron data.

Table 89 – Commercial Class: Ceron

Commercial	Box & Jenkins		
	Constant	-34330.919	<0.001
	A R1	0.3632	0.003
	ln (GDP)	6659.9148	<0.001

MAPE	3.90 %	
Self-rel.	Heteroc.	Norm.
0.081	0.701	0.646

Source: Self prepared.

For the rural class, GDP or rural population were alternatively tested depending on the characteristics of the class in the concession area (subsistence cultures or large agricultural cultures with high proportion of irrigating clients). For Ceron, it was not statistically possible to estimate a model with rural population. Thus, we have chosen a model with GDP as auxiliary variable.

Table 90 – Rural Class: Ceron

Rural	Box & Jenkins			Box & Jenkins		
	Aug/2012	92897314	<0.001	MA 1	-0.6974	*
	ln (GDP)	202499580	0.004	SMA 1	-0.2443	*
				Aug/2012	103749186	*
				In (Population)	6910003176	*
	MAPE	2.15%		MAPE	-	
	Self-rel.	Heteroc.	Norm.	Self-rel.	Heteroc.	Norm.
	0.278	0.452	0.428	-	-	-

Source: Self prepared.

For utilities and Public Entities classes, the use of two auxiliary variables was evaluated: GDP or population. In the case of Ceron, the model for public entities using Population was statistically superior. In the case of utilities, the initial option was the use of population as an auxiliary variable, which was proved adequate for Ceron data.

Table 91 – Public Entities: Ceron

Poder Público	Box & Jenkins			Box & Jenkins		
	ln(População)	2.394,23	0,011	AR1	-0,9484	0,0000
				AR2	-0,4712	0,0005
				ln(PIB)	375,4705	0,1202
	MAPE	5,85%		MAPE	4,59%	
	Autocor.	Heteroc.	Norm.	Autocor.	Heteroc.	Norm.
	0,007	0,361	0,386	0,549	0,435	0,125

Source: Self prepared.

Table 92 – Utilities: Ceron

Public Service	Box & Jenkins		
	Constant	-306. 780. 732	0.103
	ln (POP)	21. 924. 208	0.094
	MAPE	0.70 %	
	Self-rel.	Heteroc.	Norm.
	0.137	0.85	0.803

Source: Self prepared.

For Public Lighting Services and Own Consumption classes, univariate models were developed. Therefore, there was no use of auxiliary variables.

SUMMARY OF RESULTS

Regression statistics	
R Multiple	0.56052748
R-Squared	0.314191056
Adjusted R-squared	0.301251264
Standard error	2.952915038
Notes	55

ANOVA

	gi	*SQ*	*MQ*	*F*	*Sig. F*
Regressiono	1	211.7231982	211.7231982	24.28099852	8.56453E-06
Waste	53	462.1444829	8.719707224		
Total	54	673.8676811			

	Coff	*Stand Error*	*Statt*	*P value*	*95% Inf*	*95% sup*
Intersction	-0.576142948	0.596567068	-0.965763915	0.33854894	-1.772704956	0.620419061
DEC	-0.094284959	0.019134149	-4.927575319	8.56453E-06	-0.132663201	-0.055906717

SUMMARY OF RESULTS

Regression statistics	
R Multiple	0.512837847
R-Squared	0.263002657
Adjusted R-squared	0.250920733
Standard error	1.832419382
Notes	63

ANOVA

	gi	SQ	*MQ*	F	Sig. F
Regressiono	1	73.09266596	73.09266596	21.76827668	1.7284E-05
Waste	61	204.8234083	3.357760793		
Total	62	277.9160743			

	Coeficient	*Stand Error*	*Statt*	*P value*	*95% Inf*	*95% sup*
Intersction	-0.672352274	0.357514591	-1.880628909	0.064798469	-1.387246882	0.042542333
FEC	-0.072130651	0.015459941	-4.665648581	1.7284E-05	-0.103044714	-0.041216589

APPENDIX F – Concepts and Methods of BRR Assessment

In relation to the methods of BRR valuation, there are four main approaches used by the regulators in Brazil and in other countries: (i) the economic or market value; (ii) the replacement cost; (iii) the combination between the economic and replacement methods, resulting in a hybrid approach; and (iv) valuation based on comparison of BRR with similar companies.

Methods Based on the Economical or Market Value

The methods based on the economic value, also called market value, aim at determining the price the investors would be willing to pay for the company or, in other words, the capacity of the company's assets to generate wealth.

The economic value of the assets may be estimated from three methodologies:

i. Auction Bid: corresponds to the minimum bid value of the sale auction or to the winning bid. Only applicable in the cases where there is a bidding process of sale of the assets, as in the case of privatizations. Its value shall coincide with the net present value of the expected cash flow from the point of view of the winner of the auction or the minimum bidder. This method was used by ARSESP (Regulatory Agency of Sanitation and Energy of the State of São Paulo) in the definition of the value of BRR of COMGÁS (Companhia de Gás de São Paulo) [12].

ii. Net Present Value (VPL): defined as the sum of the present values of the estimated flows of expenses, taxes, investments, and revenues of the company, calculated with a discount rate (Weighted Average Cost of Capital - WACC). Its preparation requires several assumptions to the projections of the different components of costs and expenses of the regulated company.

iii. Share Value: it consists of the value estimated by the quotation of the company's shares negotiated on a stock exchange. Although it is a simple parameter, it only represents part of the company's value: the business value under the point of view of the shareholder. Therefore, it excludes the debt value, which is added in separately. This method was used by the electric power and channeled gas and sanitation Regulators of the United Kingdom, OFGEM (Office of Gas and Electricity Markets) and OFWAT (Water Services Regulation Authority), respectively.

Methods Based on the Replacement Cost

The replacement cost method is focused on the physical, taking into account the valuation of existing assets or the design of the optimum configuration of the infrastructure. Therefore, these methods are different from the economic value, which focuses on the value itself.

There are four main methodologies to estimate the replacement cost:

i. Historical Corrected Costs (Current Cost Valuation - CCV): it involves the adoption of the original acquisition price (from the accounting records), depreciated based on the service life and updated by monetary indicator (sector or general). The updating of the book value is required when, as occurs in Brazil, the accounting standards do not allow the indexation of the acquisition value of fixed assets. This method is adopted in the regulation of sanitation in Colombia and of Melbourne Water in Australia. It is also used in the regulation of the services of electric power distribution and transmission in Norway and The Netherlands. In the Netherlands, this method is also applied to the regulation of natural gas.

ii. Depreciated Replacement Cost (DRC): consists of the cost of replacing each asset with a new one that performs the same services and that has the same capacity as the existing asset, replacing it in identical conditions—that is, without considering technological innovations. Additionally, the depreciation is discounted, representing a deduction for the physical deterioration of the asset and its obsolescence. This method is used in the regulation of some sanitation companies of Australia such as the South East Queensland Water and Hobart Water.

iii. Depreciated Optimized Replacement Cost (DORC): this measures the current cost of replacing each asset, taking into account the remaining service life and the best technological and economical options existing. It involves the adaptation of the assets to the demand (such as, for example, using use indexes), the revaluation of the assets to the price of new and the consideration of their accumulated depreciation according to the service life elapsed. Such method is used by ARSESP in the regulation of sanitation to SABESP (Companhia de Saneamento Básico do Estado de São Paulo) and by ANEEL in the electric power distribution [12].

iv. N ew Replacement Cost - VNR (Gross Optimized Replacement Cost - GORC): this is the result of an optimization process of bottom-up engineering and economic parameters. It does not take into consideration the age of the assets, but simulates the assets that would be operated by a new hypothetical and efficient provider, with current costs and technologies. This method, also called Reference Company, is applied in Chile, either in the regulation of electric power distribution or sanitation. It was also applied by ADASA (Agência Reguladora de Águas, Energia e Saneamento do Distrito Federal - Regulatory Agency of Water, Energy, and Sanitation of Distrito Federal) in the regulation of the sanitation services provided by CAESB (Companhia de Saneamento Ambiental do Distrito Federal). In the case of CAESB, the Regulator aimed at respecting the technological history of the investments made [10].

Hybrid Methods

The hybrid methods correspond to combinations between the methods of economic value and replacement cost. Their use has combined pros and cons of both methods. There are two main approaches:

i. Optimized Deprival Value (ODV): this consists of the lowest value between the economic value and the replacement cost. Such method is used by the Commerce Commission in regulation of the services of electric power distribution and transmission in New Zealand [11].

ii.	Rolling Forward: this represents the shielding of the initial base, defined from any of the methods previously detailed, and subsequent update of the shielded values until the date of each tariff revision, taking into consideration the monetary indexing, the deduction of the write-offs, the depreciation, and the additions (whose methods may be different from those used for the initial base). This method converts the initial asset into a kind of financial asset. Once incorporated to the BRR, the price of the asset is not reassessed again nor is technological change incorporated.
This method is used by ANEEL in the valuation of the BRR of the electric power distributors in Brazil.

Comparison Value Method

     This method is determined from the values associated to the BRR of similar companies with a sample of comparable assets. To its calculation, it is required the establishment of a benchmarking and the gathering of the values defined to the BRR of other companies.

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APPENDIX G – Company's Debt Overview

Contract	Blance as of 31/12/2016	Creditor	Debt Class	Payments System	Principal payments frequency	Interest payments frequency	Grace Period From 12/31/2016	Interest captalization during grace period	Interest rate index	ARM margin	Installments 31/12/2016
ECF-1520/97	123,831	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	6.00%	107
ECF-1591/97	114,050	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	6.00%	97
ECF-1705/98	324,364	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	6.00%	89
ECF-1721/98	374,556	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	86
ECF-1722/98	78,035	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	86
ECF-1863/99	1,142,639	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	6.00%	74
ECF-1952/99	1,950,355	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	24
ECF-1985/00	10,630,690	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	6.00%	74
ECF-2061/00	216,379	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	24
ECF-2063/00	538,418	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	24
ECF-2639/07	2,615,092	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	60
ECF-2824/10	1,363,357	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	8
ECF-2911/11	5,321,188	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	118
ECF-2912/11	549,173	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	106
ECF-2921/11	10,668,710	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	25
ECF-2926/11	3,951,516	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	106
ECF-2936/11	1,005,427	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	120
ECF-2939/11	3,628,515	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	120
ECF-2969/11	884,778	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	34
ECF-2975/11	4,166,944	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	120
ECF-2992/12	10,349,378	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	120
ECFS-010/04	1,303,310	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	29
ECFS-160/06	4,521,832	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	57
ECFS-246/08	6,413,904	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	60
ECFS-278/09	8,559,668	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	83
ECF-1677/97	3,012,478	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	FINEL	7.00%	52
ECF-1794/98	3,056,029	ELETROBRAS	RGR	CAM	Monthly	Monthly	-	No	FINEL	7.00%	54
ECF-2905/10	79,484,316	ELETROBRAS	BM	CAM	Monthly	Monthly	17 months	No	IPCA	5.02%	96
ECF3014/12	786,103	ELETROBRAS	RO	CAM	Monthly	Monthly	-	No	SELIC	0.50%	36
ECF-3024/12	126,865,729	ELETROBRAS	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	0.50%	53
ECF-3072/13-A	81,571,549	ELETROBRAS	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	0.50%	34
ECF-3072/13-B	112,995,873	ELETROBRAS	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	0.50%	35
ECF-3110/13	7,462,238	ELETROBRAS	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	0.50%	10
RES-752/14	324,148,828	ELETROBRAS	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	0.50%	72
RES-658/16	143,781,726	ELETROBRAS	RGR	CAM	Monthly	Monthly	12 months	Yes	111% SELIC	0.50%	36

June 2017

Privatization of Eletrobras System Distributors

Product 7 - Ceron Technical-Operational Evaluation Report

Mais Energia B Consortium

To

National Bank for Economic and Social Development ("BNDES") Av. República do Chile, 100 Rio de Janeiro - RJ

C/O: Ms. Lidiane Delesderrier Gonçalves - OCS 028/2017 Agreement Manager June 2017 Dear Sirs,

According to our service agreement OCS 028/2017 ("Agreement") executed between BNDES and the Mais Energia B Consortium ("Consortium") on 2/14/2017, we present the result of our work carried out in the context of Privatization of Eletrobrás System Distributors.

The result of our work is detailed in this document "Product 07: CERON Technical-Operational Evaluation Report ("Report"), dated June 2017.

Our work was developed solely for the purpose of advising the BNDES, as those responsible for executing and monitoring the process of privatization of utility companies by Decree 8,893, in CERON's evaluation, in accordance with the Agreement, and was based on information provided by CERON's management and on the premise that this information is true and complete. This information was not subject to testing or verification, except where expressly stated within the scope of our work.

In case the Report is to be accessed by third parties, it must be made available in full, so that the applicable safeguards and limitations are known.

Regards,

Siglasul Consultoria Ltda., as member of the Consortium

___________________________
Luis Fernando Alvarez

______________________________
Leonardo Campos Filho

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This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Summary

1.	Executive summary	5
2.	Company operational characterization and diagnosis	7
2.1.	Characterization of the company's area of activity	8
2.2.	Geoelectric Characterization of the Concession	16
2.3.	Utility's Consumer Market Analysis	21
2.4.	Operating Indicators	26
2.5.	Energy Purchase and Sale Indicators	34
2.6.	Asset Conditions	37
2.7.	Critical points observed during the field visit and challenges for new utilities	39
3.	Five-Year Investment Plan ("PIQ")	41
4.	References	45
APPENDIX A - Socioeconomic Characterization of the Concession Area		46
APPENDIX B- Consumer Market		49
APPENDIX C- Response to Emergencies		50
APPENDIX D- Norte II Agreement		52

Figures
Figure 1 - State of Rondônia (capital highlighted)		9
Figure 2 - Federal and State Highways of Rondônia		12
Figure 3 - Cumulative total precipitation for the Brazilian states.		15
Figure 4 - Average temperatures observed for the Brazilian states		16
Figure 5 - National Interconnected System		18
Figure 6 - Regional representation according to interconnection to the Basic Grid		19
Figure 7 - Map of the state, with the distribution of substations.		20
Figure 8 - Radial system (230 kV) for supplying the states of Rondônia and Acre		38
Figure 9 - Rate Groups and Categories		49

Graphs
Graph 1 - Total Road Density (km/km²)		11
Graph 2 - Percentage of Existing and Planned Roads in 2015		12
Graph 3 - Competitiveness of generation sources		17
Graph 4 - DEC Determined Indicator and Limits		27
Graph 5 - FEC Determined Indicator and Limits		28
Graph 6 - Number of Sets that violated their 2016 limits and UC Representation		28

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Graph 7 - Histogram of Ceron's sets: 2016 DEC	29
Graph 8 - Histogram of Ceron's NUC: 2016 DEC	29
Graph 9 - Histogram of the Ceron sets: 2016 FEC	30
Graph 10 - Histogram of Ceron's NUC: 2016 FEC	30
Graph 11 - Evolution of the product quality indicator (DRCE)	31
Graph 12 - Evolution of the product quality indicator (DRPE)	31
Graph 13 - Regulatory Technical Losses for Injected Energy	33
Graph 14 - Comparison between Non-Technical Real and Regulatory Losses for the BT Market	33

Graph 15 - Evolution of Base Energy, Bilateral and CCEAR and the percentage of Required Energy recognized by the Energy

Rate.	36
Graph 16 - Mean Times of Response to Emergencies	50
Graph 17 - Evolution of the Number of Emergency Events with Electric Power Outage Versus the Total	51

Tables
Table 1 - Five-year investment plan - Base Scenario	7
Table 2 - Five-year investment plan - Alternative Scenario	7
Table 3 - Rondônia Road Indicators	13
Table 4 - Climatic Characteristics of Ceron's Concession Area	14
Table 5 - Evolution of the Number of Consumers by Voltage Level	21
Table 6 - Market Evolution by Voltage Level	22
Table 7 - Evolution of Revenue by Voltage Level	22
Table 8 - NUC Evolution by Rate Class	23
Table 9 - Market Evolution by Rate Class	23
Table 10 - Evolution of the Average Market by Rate Class	24
Table 11 - Revenue Evolution by Rate Class	24
Table 12 - Number of Consumers, Market and Revenue by Voltage Level	25
Table 13 - Number of Consumers and Revenue by Rate Class	25
Table 14 - Compensations for Breach of Quality of Service Indicators	27
Table 15 - Compensations for Breach of Product Quality Indicators	32
Table 16 - Results of Regulated Required Energy (MWh) from 2012 to 2016	35
Table 17 - Results of Contracted Energy (MWh) from 2012 to 2016	35
Table 18 - Investments in progress in the year 2017 by Type of Project	41
Table 19 - Base Scenario: Five-Year Investment Projection	43
Table 20 - SEs with anticipated investments for the drafting of the Five-Year Plan	43
Table 21 - Alternatives Scenario: Five-Year Investment Projection	44
Table 22 - Demographic Information, Level of Education and Unemployment Rates	46
Table 23 - Service Access Information	47

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Table 24 - Income Information	47
Table 25 - Information on Violence	48

Charts
Chart 1 - Socioeconomic characterization of the state of Rondônia	10
Chart 2 - Overview of the Brazilian Rate Structure	49

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1. Executive summary

     This report aims to fulfill item "4.2.5 -Technical-Operational Evaluation of Eletrobras Group Companies", of the "Invitation to Bid" regarding the "AARH Electronic Bidding #51/2016 - of the National Bank for Economic and Social Development (BNDES)" for Centrais Elétricas de Rondônia S.A. (hereinafter referred to as Ceron for the purposes of this report).

     In this document - and in its Appendices - all aspects related to the Invitation to Bid are presented, as described below: (i) operational characterization and diagnosis of the company, identifying the operational challenges in the distributor's concession area, including the current operational indicators; (ii) conditions of assets, services and investments in progress, based on field visits, assessing the most critical points in the concession; and, (iii) investment plan for the next 5 years, with scenarios that envisage the proper operation of the distributor.

     Ceron's concession area, with a range of 237,765 km², is located in the state of Rondônia, in the Northern region of Brazil. The state borders the states of Mato Grosso, to the east; Amazonas, to the north; Acre, to the west and has international borders with the Republic of Bolivia, to the west and south. Rondônia's population is one of the most diversified in Brazil, composed of migrants from all regions of the country. With a population of 1.77 million, the state is the third most populous in the Northern Region. In its capital only (Porto Velho), more than 500 thousand people are concentrated [1].

     With stable annual temperatures varying between 26 ºC and 28 ºC, the concession is characterized by abundant rain and a high lightning rate. As the total of paved roads represents less than 14% of the state's highways, the combination of climatic and infrastructure factors directly influence the operation of the company both due to the number of disconnections in the overhead transmission and distribution grids caused by lightning, if protection by grounding and logistic surge arrester systems is undersized, and due to the time to respond to emergencies due to bogged cars during the rainy season, since unpaved access roads tend to become even more precarious with the concentration of mud and dirt, affecting even the durability of vehicles.

     The consequences of climate and logistics issues can be observed in the high index of violation of DEC and FEC collective continuity indicators1. About 65% of the company's consumer units are served by electrical sets having indicators above the limits established by the National Electric Energy Agency ("ANEEL") for DEC. For FEC, this number represents 43% of consumer units. The average total time for responding to emergencies is equal to 5 hours.

     Regarding the consumer market, Ceron has its market represented by consumers allocated at the High, Medium and Low Voltage levels ("AT", "MT" and "BT", respectively), the latter being more expressive with respect to the number of consumers (99.6%), market (70.4%) and revenue (73.2%), according to 2016 data. Noteworthy is the low growth of the BT segment in the period between 2012 and 2016 (2% p.a.), which mainly includes the Residential class, with participation of 72% of consumers and 42 % of Ceron's revenue, and the Rural class, with 20.2% and 11%, respectively.

1 Equivalent Duration of Downtime per Consumer Unit ("DEC"); Equivalent Frequency of Downtime per Consumer Unit ("FEC")

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     Despite the high level of representativeness for BT, the MT level has a good market share, with an average consumption of 789 MWh (27.0% of the market and 24.4% of revenues), according to 2016 data. Noteworthy is the low participation of the captive AT consumers, Free Consumers and Generator in the composition of the Distributor's Revenue, respectively 0.5%, 0.1% and 0.7%.

     It should be noted that the level of energy losses in the Ceron system is extremely high, especially with respect to the commercial aspect (Non-Technical Losses, "PNT"). This level is higher than 38% of the Company's low voltage market and is well above the regulatory target for rate recognition, which is 8.33%, related to the year 2016.

     Regarding the distributor's electrical system, despite the fact that during the technical visits, assets were observed to be in good conditions, grids have little flexibility in the transfer of loads in situations of operation contingency, and expansion of transforming substations and implementation of new lines is necessary. In addition, equipment was verified to have no automation, and communication systems required improvements. It is also worth noting that, especially in the northern part of the state, many communities are served by isolated systems.

     Looking at both commercial and technical aspects, a Five-Year Investment Plan ("PIQ") is an integral part of this report, which prioritizes, for the first five years, ensuring grid expansion for the Programa Luz Para Todos program and interconnection of isolated systems to the National Interconnected System ("SIN"), correction of the quality of supply and the investments related to the fight against losses.

     This document has as its main sources of information the "Electricity System Expansion Plan (2017-2026 horizon)", the "Distribution Development Plan ("PDD") for the year 2017", the "Results Plan for Improvement of Management Services" of 2015 and the "Plan for Temporary Rendering of the Electricity Distribution Service" of 2017, all of which were prepared by Ceron. In addition to this information, we used information obtained by the company's planning area, obtained through face-to-face meetings and conference call.

     Assumptions and results of the need for investments are described in the PIQ by type of project and voltage level. The PIQ has two investment scenarios (called the "Base Scenario" and the "Alternative Scenario") that differ in the time allocation of certain investments, where the Alternative Scenario occurs in the most opportune time for rate recognition when carrying out the rate revision (20232), and also foresees investments that are not included in the Base Scenario.

     The investments were, in their total amounts, defined as shown in Table 1 (Base Scenario) and Table 2 (Alternative Scenario)3.

2 In this case, it was assumed that the company will have its privatization process finalized in 2018, having, therefore, an RTP in the year 2023.

3 The financial amounts of projected five-year investments presented in this Report are in real currency at April 2017 prices.

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Table 1 - Five-year investment plan - Base Scenario

						Total
Year	2018	2019	2020	2021	2022
						Period
Total	BRL 579,700,076	BRL 203,726,564	BRL 105,408,992	BRL 100,044,268	BRL 80,255,600	BRL 1,069,135,500
Total Own
Resources*	BRL 147,965,310	BRL 203,726,564	BRL 105,408,992	BRL 100,044,268	BRL 80,255,600	BRL 637,400,734

Table 2 - Five-year investment plan - Alternative Scenario

						Total Period
Year	2018	2019	2020	2021	2022

Total	BRL 579,700,076	BRL 203,726,564	BRL 105,408,992	BRL 100,044,268	BRL 111,183,316	BRL 1,100,063,216
Total Own
Resources*	BRL 147,965,310	BRL 203,726,564	BRL 105,408,992	BRL 100,044,268	BRL 111,183,316	BRL 668,328,450

*For total Own Resources, we deducted subsidies related to the projects linked to the Programa Luz para Todos ("PLpT") (90%) in the year 2018 and the CCC subrogation for the interconnection of isolated systems in the year 2018, thus better equalizing the initial disbursement to the new utility.

     The high volume of investments allocated in 2018 (around 54% of the five-year period) is related to projects to guarantee the interconnection of isolated systems (BRL 251 bn) and compliance with the PLPT (BRL 201 bn), the latter due to the end of the program in the year 2018, according to Decree #8,387 of 12/30/2014.

     In the following items (and in its Appendices), all the aspects discussed in the executive summary shall be detailed.

2. Company operational characterization and diagnosis

     In this chapter, we will discuss the characterization of Ceron's concession area, as well as make a brief operational diagnosis of the company.

     Firstly, we will make a brief description of the company's area of activity (by providing information about its history, socioeconomic, road infrastructure and climate indicators) in order to subsequently carry out the Company's electrical characterization (assessing the level of interconnection to the SIN and constructive standards of the electricity distribution grids).

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     Next, we will analyze the company's consumer market by detailing information of both consumption broken down by voltage level and by rate class and of billing according to the type of user. Subsequently, we will cover the main operating indicators regarding: (i) quality of service; (ii) product quality; (iii) response to emergencies; and (iv) power losses, in addition to evaluating energy purchase and sale indicators.

     Also in this chapter we will analyze the conditions of the assets observed in the visits made in the field, highlighting critical points and main challenges for a new utility.

2.1.	Characterization of the company's area of activity
2.1.1.	Brief History
The history of Rondônia began in the early seventeenth century with the arrival of the first

Portuguese settlers in its territory. However, only in the following century, with the discovery of gold in Goiás and Mato Grosso, interest in the region intensified. With the creation of the state of Acre, the construction of the Madeira-Mamoré railroad and the telegraphic connection established by Cândido Rondon at the beginning of the 20th century, the settling of the present state's region experienced a new boost until, in 1943, the region was constituted as the Federal Territory of Guaporé (in 1956 being called Territory of Rondônia), with a capital in Porto Velho, through the dismemberment of areas belonging to the states of Mato Grosso and Amazonas [2].

     The first thermoelectric power plant in the present state of Rondônia was opened in 1940 by President Getúlio Vargas. After the creation of the Federal Territory of Guaporé, this plant was renamed SAALFT (Serviço de Abastecimento de Água, Luz e Força do Território), serving only two municipalities: Porto Velho, the Capital and Guajará Mirim. This thermoelectric, diesel generation had an installed power of 2,893 kW.

     The accelerated growth of the region only actually occurred from the 60's-70's. The tax incentive policy and intense investments by the federal government, such as directed settlement projects, stimulated migration, largely originating from the Center-South region of the country. With the growth of the region, it was necessary to improve the development of sanitation and electric power infrastructure. Thus, in 1968 SAALFT 's services were divided and the companies CAERD (Companhia de Águas e Esgotos de Rondônia) and Ceron (Centrais Elétricas de Rondônia) were created [3].

     In the same year (1968) Federal Law #5,523 of November 4 established Centrais Elétricas de Rondônia S.A. under the abbreviation Ceron, with the purpose of exploiting electricity services and operating in the fields of transmission and distribution within the territory of Rondônia.

     After almost 30 years, in 1997, a new landmark was established and Ceron started to experience a shared management among the government of the state of Rondônia (established as a State in 1982) and Eletrobras. The state now holds 51% of the company's shares, while Eletrobras has 48.7% of the shares. Also in 1997, the distributor was federalized, according to State Law #740/97. The State approved the transfer of Ceron's control to Eletrobras. The shareholding structure was distributed as follows: 79.91% - Eletrobras, 20.0% - State Government and 0.09% - other shareholders. [4]

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In 1998, Ceron suffered further changes in its shareholding structure as a result of the sale of shares to Eletrobras, which now holds 99.96% of the company's capital stock, leaving 0.04% to third parties.

Finally, in July 2016, the Eletrobras group decided against renewing the concessions of electric power distributors in the North and Northeast regions under its control, including Ceron. On August 3, 2016, the Ministry of Mines and Energy ("MME"), through Ordinance #422/2016, designated Ceron as responsible for providing the public electricity distribution service in the state of Rondônia, with a view to ensuring continuity of service until December 31, 2017 or until the assumption by a new utility, whichever occurs first.

2.1.2. Description of the Area of Activity

Ceron operates in the entire state of Rondônia, with an area covering 237,765 km². The state borders the state of Mato Grosso, to the east; Amazonas, to the north; Acre, to the west, and the Republic of Bolivia, to the west and south.

The state is the third most populous of the Northern Region, with about 1.77 million inhabitants, with its capital (Porto Velho) being the most populous municipality, concentrating more than 500 thousand people [1]. Rondônia's population is one of the most diversified in Brazil, composed of migrants from all regions of the country.

Figure 1 shows the spatial distribution of the 52 municipalities in the state, with the capital (Porto Velho) highlighted.

Porto Velho

Figure 1 - State of Rondônia (capital highlighted)

Rondônia is the only Brazilian state whose name honors a national historical figure, in this case, Marshal Rondon (1865-1958), who pioneered the north of the country in the mid-1900s. Rondônia's economy is based on livestock, agriculture (coffee, cocoa, rice, cassava, maize) and extraction of wood, ore and rubber [1].

The main socioeconomic characteristics of the state, as well as aspects of infrastructure and climate, in addition to the level of interconnection of Ceron's electrical system to the National Interconnected System ("SIN") are described below.

2.1.3. Socioeconomic Characterization

Chart 1 shows the summary of the socioeconomic characterization of Ceron's concession area.

Chart 1 - Socioeconomic characterization of the state of Rondônia

The state of Rondônia is characterized by:

II. Municipalities: 52
II. Inhabitants per km^2 (density): 7.46
II. Population located in rural areas in 2015: 24%
II. Population that was illiterate in 2015: 9%
II. Households that had no garbage collection in 2015: 21%
II. Urban households that had no water supply through networks in 2015: 41%
II. Urban households that had no sanitary sewage networks/septic tanks in 2015: 45%
II. Rural households that had no electric lighting in 2015: 1%
III. Unemployment Rate: 5%
III. Population that inhabited households with per capita household income below the poverty line in 2014: 13%
III. Average per capita Household Income in 2014 (for Brazil, this amount is BRL 1,152.24): BRL 950.16
IV. GDP per capita: BRL 17,991
IV. Deaths per 100 thousand inhabitants in 2014 (Brazilian average: 29.37): 32.63

Sources: i. IBGE[4]; ii. PNAD[5] 2015; iii. 2014 IPEA[6]/IBGE; iv. DATASUS[7]/IBGE.

The state of Rondônia has deficiencies in infrastructure services: according to data from the 2015 PNAD, 21% of households did not have garbage collection; 41% of urban households did not receive water supply through networks, and 45% did not have adequate sanitary sewage (septic tank or networks). With regard to income, according to data from the 2014 IPEA and IBGE, the state had 13% of households living below the poverty line.

---

[4] Brazilian Institute of Geography and Statistics (IBGE).

[5] National Household Sample Survey (PNAD).

[6] Institute of Applied Economic Research (IPEA).

[7] Department of Computing of the Unified Health System (DATASUS).

Appendix A illustrates the comparisons of the indicators analyzed in relation to the national and north and northeast region averages.

2.1.4. Characterization of Road Infrastructure

The National Department of Transportation Infrastructure ("DNIT") is the main executing agency of the Ministry of Transportation. It was implemented in February 2002 to perform the roles related to the construction, maintenance and operation of the infrastructure of the segments of the Federal Highway System under direct administration of the Union in the modalities of road, rail and waterway. The analysis and conclusions contained in this section are based on information provided by DNIT in the 2015 annual summary of the National Road System.

Graph 1 - Total Road Density (km/km²) contemplates the total road density by taking into account the planned and existing regions of Brazil, specifying the data for the North and Northeast states. As shown, the state of Rondônia presents a low density of roads, with only 110 meters of highways per square kilometer of geographic area, but still ranked in second place in the Northern region.

Graph 1 - Total Road Density (km/km²)

0,80
0,70
0,60
0,50
0,40
0,30
0,20
0,10
0,00
0,01
0,03
0,04
0,05
0,06
0,11
0,14
0,17
0,25
0,25
0,26
0,36
0,46
0,53
0,54
0,62
0,13
0,58
0,69
AMAZONAS
PARÁ
RORAIMA
AMAPÁ
ACRE
RONDÔNIA
TOCANTINS
MARANHÃO
PIAUÍ
BAHIA
SERGIPE
CEARÁ
PERNAMBUCO
RIO GRANDE DO NORTE
ALAGOAS
PARAÍBA
CENTER-WEST
SOUTHEAST
SOUTH
NORTH
NORTHEAST

Source: DNIT, 2015.

Graph 2 (Percentage of Existing and Planned Roads in 2015) identifies that there is a prospect of a large expansion of the state's road transportation in the short term. Approximately 15% of all roads are in the planning phase, while 85% are in use.

15%
85%
Planned
Existing

Source: DNIT, 2015.

Figure 2 shows the federal (red) and state (blue) highways of Rondônia. State roads are more representative than federal ones. Contrary to expectations, the highest concentration of state roads is not near the capital of Porto Velho, but rather close to the region of Ariquemes, Ji-Paraná and Cacoal, where a large part of the state's population is concentrated (approximately 838 thousand inhabitants)

Highways:
State
Federal

Figure 2 - Federal and State Highways of Rondônia

Source: DNIT, 2015 and 2013[8].

[8] DNIT only provided updated 2016 files for federal highways, and the most recent state highway information is for the year 2013.

     The analysis of the roads effectively constructed results in the information concentrated in Table 3, which provides data for federal, state and also municipal highways, as well as the paving9 situation thereof for the state of Rondônia.

	Table 3 - Rondônia Road Indicators

		Extension	Weight/
Type	Roads		Participation
		(km)	(%)
	Federal	1,952.50	8.42%
TOTAL	State	4,889.8	21.09%
	Municipal	16,344.10	70.49%
	Total Roads	23,186.40	100.00%
	Federal	1,839.7	57.11%
	State	1,373.7	42.65%
Paved
	Municipal	7.8	0.24%
	Subtotal Paved	3,221.20	13.89%
	Federal	112.80	0.56%
	State	3,516.1	17.61%
Unpaved
	Municipal	16,336.30	81.82%
	Subtotal Unpaved	19,965.20	86.11%
	Source: DNIT, 2015.

     As shown, the state has a road network that totals almost 20,000 km of highways, 70% of which are municipal and unpaved. Federal and state highways, when added, represent 30% of highways, but approximately 50% of them are paved.

     These facts directly influence the logistics of operation of the teams to respond to emergencies due to bogged cars during the rainy season, since these roads tend to become even more precarious with the concentration of mud and dirt, affecting even the durability thereof.

     Considering all facts exposed in this section, we conclude that Rondônia is a state with low road density in its territory, and has poor road structure.

2.1.5. Climate Characterization

     The climatic characterization of the state of Amazonas, comparing it with other regions of the country, is of extreme importance in order to verify the particularities of the region.

     The climate in Rondônia is slightly more diversified than the rest of the Northern region of the country, and is able to show up to three different typologies: equatorial, to the north of the state, which has high temperatures throughout the year and great humidity (in the areas bordering the state of Amazonas and the surroundings of Porto Velho); hot and humid with a dry phase duration of up to two months in the central region of the state; and hot and semi-humid, which influences the southwestern part of the state, where the municipalities of Colorado and Cabixi are situated.

Table 4 contains basic information10 for the climatic characterization of Ceron's concession area.

9 Paving is coating made by materials capable of withstanding constant flow of vehicles, such as asphalt, for example.

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	Table 4 - Climatic Characteristics of Ceron's Concession Area
		Climatic Characteristics for Rondônia and Regions

	Rainfall	Rain	Keraunic	Maximum	Maximum Wind
Region	index[i]	Intensity ii	Index iii	Temperature	Speed [v]
	(mm)	(mm/day)	(lightnings/km2)	iv (°C)	(mps)
Rondônia	170.18	11.41	6.67	32.07	4.79
North	176.60	11.64	5.93	31.76	4.09
Northeast	54.66	5.18	2.48	30.60	5.35
Brazil	109.44	8.82	5.55	29.45	4.69
Source: INMET[11] and INPE[12] websites.

i	= Annual average precipitation (rain, snow, hail) at a given location during a given period of time.
ii	= Ratio between the Rainfall Index and the number of days with precipitation in a given region.

iii = Amount of lightnings in a given region. v = Average maximum speed recorded.	iv = Maximum average temperature recorded.

     Figure 3 illustrates the understanding that the state of Rondônia is located in a region of the country that is not heavily influenced by rainfall, with total precipitation between 1,600 mm and 2,000 mm for the year 2015 and between 1,800 mm and 2,200 mm for the year 2016. Rainfall rates for the state are slightly above the verified rates for the North and Northeast regions, in addition to the national average.

10 The information available for this analysis relates to the year 2012 and is taken from the ABRADEE R&D project entitled Periodic Rate Revision Methodologies of Electric Energy Distributors, held in the year 2013, since there is no publicly available average or accumulated data for the variables under study.

11 National Meteorology Institute (INMET).

12 National Space Research Institute (INPE).

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TOTAL ACCUMULATED PRECIPITATION
VALID FOR 2015
TOTAL ACCUMULATED PRECIPITATION
VALID FOR 2016
3400
3200
3000
2800
2600
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
(mm)

Figure 3 - Cumulative total precipitation for the Brazilian states.

Source: INMET, 2016.

Indeed, the state shows worrying climate characteristics for the proper provision of the electric power distribution services. It has a high rainfall index, including being above the national average and close to the average of the Northern region. The same is true for rainfall intensity in the region and high keraunic index, well above the comparative averages under study, with strong winds (above the averages of Brazil and the North).

With regard to the average maximum temperature, we note that this is slightly above the regional and national averages.

Figure 4 illustrates the average temperatures (in degrees Celsius) observed for all Brazilian states in the years 2015 and 2016, indicating some stability, since average temperatures were between 26 ºC and 28 ºC for both years (except for the state's far northeast, which shows annual temperatures between 28 ºC and 30 ºC on average).

AVERAGE OBSERVED TEMPERATURES VALID FOR 2015
AVERAGE OBSERVED TEMPERATURES VALID FOR 2016
30
28
26
24
22
20
18
16
14
12
10
8
(°C)

Figure 4 - Average temperatures observed for the Brazilian states.

Source: INMET, 2016.

Considering all the above facts, Ceron's concession area identifies the climatic and infrastructure peculiarities that are independent on the utility's management and which may hinder the movement of the emergency teams in a region of large distances, thus substantially increasing service time and compromising the collective indicators of continuity of supply[13] (DEC and FEC).

2.2. Geoelectric Characterization of the Concession

The state of Rondônia is served by the National Interconnected System ("SIN") through the Vilhena substation, owned by Eletronorte. This substation radiates transmission lines that supply a large part of the state of Rondônia. Nevertheless, there are isolated localities in the state, mainly in the west, which are served by diesel oil Thermoelectric Power Plants ("UTE").

This chapter shall address information about the level of interconnection to the SIN of the state of Rondônia, as well as characteristics of the High (AT), Medium (MT) and Low Voltage (BT) distribution systems.

2.2.1. SIN Interconnection Level

The transmission system in Brazil has an importance and role that goes beyond the classic function of "just" bringing power from the generating centers to the consumption centers. Due to the characteristics of the Brazilian electrical system - notably the power generation base of a hydroelectric source - and the great territorial extension of the country, the transmission system in Brazil also functions as a "virtual energy source", that is, it is operated in order to allow exploitation of the diversity and use of existing energy sources between the subsystems (North, Northeast, Southeast/Center-West and South), through the National Interconnected System ("SIN").

Just over 2% of Brazil's total electric power consumption is not connected to the SIN [5] and is supplied by so-called "isolated systems", which are almost entirely located in the North of the country and with 80% of the installed capacity supplied by diesel oil thermoelectric plants, according to data from the Ministry of Mines and Energy [5]. The energetic supplementation of the isolated systems occurs through hydraulic plants that do not have reservoirs, called "hydroelectric power plants with no reservoir".

As the cost to generate energy based on fossil fuels is higher than the water source, isolated systems have a high cost of operation and maintenance, as shown in the comparison of Graph 3.

Graph 3 - Competitiveness of generation sources

Diesel Oil
Fuel Oil
Natural Gas
Nuclear
Coal
Biomass
Wind
Hydroelectricity
0
100
200
300
400
500
600
700
800
BRL/MWh

Source: MME/SPE and Market data, 2011.

Figure 5 illustrates the situation in June 2016 of the level of interconnection - current and future - of national transmission lines. We note that the state of Rondônia has been interconnected to the SIN since 2009 by the Jauru-Vilhena-Samuel line. However, there are still isolated consumer groups, especially in the far west of the state, as will be detailed in the following section.

Venezuela
Colombia
Suriname
Guyana
Boa Vista
Macapá
Belém
S.Luís
Manaus
Fortaleza
Teresina
Natal
Recife
Porto Velho
Rio Branco
Peru
Bolivia
Palmas
Salvador
Goiânia
Brasília
Cuiabá
C.Grande
Vitória
Chile
Paraguay
R.Janeiro
São Paulo
Itaipu
Curitiba
Florianópolis
P.Alegre
Argentina
Uruguay
Key
Existing
Future
Complex
138 kV
230 kV
345 kV
440 kV
500 kV
750 kV
±600 kV DC
±800 kV DC
Number of existing circuits
A Paraná
B Paranapanema
C Grande
D Paranaíba
E Paulo Afonso

Figure 5 - National Interconnected System

Source: ONS, 2016.

2.2.2. Distribution System of the Utility

The High Voltage Distribution System is served by a single supply point originating from Jauru (Mato Grosso), which arrives at the Vilhena substation (owned by Eletronorte), located in the Vilhena region, through a 230-kV transmission line. This line is part of the state's transmission system (Basic Grid), which is only radial, and extends 655 km in length to the Samuel UHE in Porto Velho.

In addition to the municipality of Vilhena, in the rural part of the state there are six other points of interconnection with the Basic Grid organized into regions, which supply other municipalities in the state. Figure 6 shows the regionalization according to the existence of points of interconnection with the Basic Grid.

PORTO VELHO REGION
JARU REGION
ARIQUEMES REGION
ABUNÃ REGION
JI-PARANÁ REGION
P. BUENO REGION
VILHENA REGION

Source: Information provided by Ceron, 2016.

The Vilhena region, as mentioned above, is supplied by the 230/69 kV Vilhena SE, from which it radiates three 69 kV lines connecting the Vilhena SE (Eletronorte's) to Ceron's Vilhena and Colorado SEs and the Cachoeira PCH.

The Pimenta Bueno region is served by the 230/138 kV P. Bueno SE, radiating 138 kV lines that serve the localities of Pimenta Bueno and Espigão D'Oeste. The Ji-Paraná region is supplied by the Ji-Paraná ELN SE with a 230/69 kV ratio, serving the localities connected to Ji-Paraná and Ouro Preto, and the 230/138 kV ratio, serving the municipalities of Rolim de Moura and Cacoal.

The Jaru, Ariquemes and Abunã regions are served respectively by the 230/69 kV Jaru SE, the 230/69 kV Ariquemes SE and the 230/138 kV Abunã SE (both owned by Eletronorte). Finally, the Porto Velho region is supplied by the interconnection to the basic grid by the 230/69 kV Porto Velho SE, which radiates 69 kV and 230 kV lines interconnecting several other SEs and thermal and hydroelectric plants.

Figure 7 shows the current configuration of the AT/MT system with the area of activity of substations in the state of Rondônia.

KEY

Source: Information provided by Ceron, 2016.

The Medium and Low Voltage Distribution grid of Rondônia has characteristics that change according to the region of the state. There are more than 46 thousand kilometers of MT grids (13.8 kV and 34.5 kV) added to around 6 thousand kilometers of BT grids (220/127 V).

In the metropolitan area of Porto Velho, the MT system, composed of 57 feeders, shows high loads, reducing, for example, the possibility of load transfer between feeders. In addition, the interconnection between feeders takes place in a provisional manner or in a manner that is inadequate to meet contingencies, with a subsequent reduction in reliability.

Within the state, medium voltage grids are characterized by long distances to serve loads. Due to the great territorial extension of the state and the expressive load dispersion, some 13.8 kV circuits extend by more than 80 km in length.

The western part of the state and the far north also have communities served by Isolated Systems ("SI"), which contain diesel Thermoelectric Power Plants ("UTE") of different powers. Demarcação, Maici, Calama, Santa Catarina, Nazaré, São Carlos and Rolim de Moura do Guaporé are some examples. In general, access to these communities is precarious, often carried out only by waterways. In 2016, Rondônia's isolated systems accounted for about 7.4% of Ceron's total market, according to the company's database. In December 2016 there were 67,651 consumer units, representing 11.1% of the Company's total consumers.

2.3. Utility's Consumer Market Analysis

     This chapter will analyze the consumer market of the company, detailing information on consumption, broken down by voltage level and by rate class, in addition to billing according to the type of user. It should be noted that all the information in this section was obtained from the company's rate activity over the time horizon from 2012 to 2016.

     We summarize in Appendix B to this report concepts that facilitate the understanding of the Brazilian rate structure.

     In Table 5 we analyze the evolution of the number of consumer units ("NUC") of the company between the years of 2012 to 2016, as well as the growth rates for the whole period - change in the year 2016 versus the year 2013 - and geometric - percentage of average annual increase.

	Table 5 - Evolution of the Number of Consumers by Voltage Level
		NUC by Voltage Level				Rate of Change
						Period %	Geometric
Voltage/Year	2012	2013	2014	2015	2016	(2013/2016)	(p.a.)[14] %
A3	-	-	9	2	2	-	-
A3a	-	27	27	26	26	-4%	-1%
A4	-	1,978	2,053	2,146	2,177	10%	3%
BT	-	562,308	573,252	587,033	602,673	7%	2%
TOTAL	538,218	564,313	575,341	589,207	604,878	7%	2%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. In general, NUC relates to the month of October of each year.

* There is no public data approved by ANEEL of NUC by voltage level for the year 2012. For this reason, the rates of change were estimated by considering the change observed between 2013 and 2016.

     The High Voltage subgroup (A3) showed a path of reduction between the years 2014 and 2015, with a decrease of 7 consumers15. MT and BT subgroups showed modest annual growth (3% and 2%, respectively).

     Table 6 shows the evolution of the billed market (MWh) by voltage level, in addition to the two growth rates (period and geometric). Market information is also presented according to the types: (i) Provision - captive consumers of the distributor; (ii) Supply - distributor supplying another distributor;

(iii)	Other Free Consumers - free consumers of the distributor; and (iv) Distribution.
[14]	p.a. = per annum.
[15]	The rates of change for the A3 subgroup were not calculated as there are no figures for this subgroup for the year 2013. The
7	clients possibly migrated to the free market.

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Table 6 - Market Evolution by Voltage Level

		Market by Voltage Level (MWh)				Rate of Change
						Period %	Geometric
Voltage/Year	2012	2013	2014	2015	2016	(2012/16)	% (p.a.)
PROVISION	2,633,594	2,778,835	3,001,913	2,966,892	2,900,694	10%	2
A3	24,166	62,324	94,137	39,860	23,268	-4%	-1%
A3a	36,290	36,037	40,917	34,501	29,165	-20%	-5%
A4	792,917	756,062	828,510	812,491	789,327	0%	0%
BT	1,780,222	1,924,412	2,038,350	2,080,041	2,058,933	16%	4%
LOW INCOME	-	139,289	148,569	127,303	107,048	-	-
SUPPLY	-	-	-	-	-	-	-
OTHER FREE
CONSUMERS	28,823	-	35,535	31,472	22,999	-20%	-5%
DISTRIBUTION	-	-	-	-	-	-	-
TOTAL	2,662,418	2,778,835	3,037,448	2,998,364	2,923,693	10%	2%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. Market data relates to the period of 12 months, accounted for up to the month before the IRT/RTP. The percentage of Low Income market share is in relation to the BT market.

     In general terms, there is a relative stability in the market, which showed a growth trend between 2014 and 2015 and a slowdown in 2016. We see that the consumer market for MT was the one that showed the largest decrease in the period (20%), while the BT market increased energy consumption by 16% for the same period.

     Table 7 shows the revenue evolution by voltage level, in addition to the two growth rates under analysis. The highest growth was observed in the BT subgroup, with an average growth of 15% p.a., followed by the MT segment, with an average growth of 10% p.a.

Table 7 - Evolution of Revenue by Voltage Level

		Revenue by Voltage Level (BRL Million)				Rate of Change
						Period %	Geometric
Voltage/Year	2012	2013	2014	2015	2016
						(2012/2016)	% (p.a.)
PROVISION	856	949	866	977	1,422	66%	14%
A3	5	20	17	8	7	33%	7%
A3a	9	9	9	9	12	34%	8%
A4	237	235	202	230	350	48%	10%
BT	604	684	637	729	1,052	74%	15%
SUPPLY	-	-	-	-	-	-	-
OTHER FREE
CONSUMERS	3	-	2	1	2	-33%	-9%
DISTRIBUTION	-	-	-	-	-	-	-
GENERATOR	11	6	6	9	10	-8%	-2%
TOTAL	871	955	875	988	1,435	65%	13%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. Revenue is in nominal currency, at the price as of the date of processing the rate activity of each year.

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     Table 8 shows the NUC evolution by rate class. There is a higher percentage of NUC growth in the "Street Lighting" class, with an increase of 7% p.a. The "Industrial" and "Other" classes were shrunk, namely, by 3% p.a. and 18% p.a., respectively. The "Public Power" and "Commercial" classes experienced a modest growth of 1% p.a. and 2% p.a., respectively.

Table 8 - NUC Evolution by Rate Class
		NUC by Rate Class (MWh)				Rate of Change
Class/Year	2012	2013	2014	2015	2016	Period%	Geometric%
						(2012/2016)	(p.a.)
Residential	382,548	401,687	411,047	423,053	435,917	14%	3%
Industrial	2,069	1,972	1,974	1,930	1,832	-11%	-3%
Commercial	38,215	38,356	38,663	39,313	39,582	4%	1%
Rural	110,325	117,285	118,478	119,605	122,249	11%	3%
Street Lighting	210	246	257	276	273	30%	7%
Public Power	4,345	4,437	4,595	4,684	4,654	7%	2%
Public Service	208	216	216	225	239	15%	4%
Other	298	114	111	121	132	-56%	-18%
TOTAL	538,218	564,313	575,341	589,207	604,878	12%	3%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. In general, NUC relates to the month of October of each year.

     Table 9 shows the evolution of the Ceron Market by rate class. The "Street Lighting" class showed the highest growth in energy consumption in the period considered, namely, 49%, followed by "Rural", with a 25% growth and "Public Power", with a 16% increase. The "Industrial" and "Public Power" classes were shrunk by 2% p.a. and 1% p.a., respectively.

Table 9 - Market Evolution by Rate Class

		Market by Rate Class (MWh)				Rate of Change
Class/Year	2012*	2013	2014	2015	2016	Period%	Geometric%
						(2012/2016)	(p.a.)
Residential	1,007,772	1,089,993	1,147,944	1,165,781	1,154,729	15%	3%
Industrial	458,820	460,222	586,523	482,195	416,479	-9%	-2%
Commercial	585,145	595,936	627,895	643,685	634,418	8%	2%
Rural	246,966	260,545	282,531	300,620	308,486	25%	6%
Street Lighting	88,422	121,322	131,448	130,051	131,880	49%	11%
Public Power	191,647	197,872	208,249	220,823	222,233	16%	4%
Public Service	51,211	49,280	48,924	48,976	49,906	-2%	-1%
Other	5,006	3,665	3,934	6,232	5,561	11%	3%
TOTAL	2,634,989	2,778,835	3,037,448	2,998,364	2,923,693	11%	3%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. Market data relates to the period of 12 months, accounted for up to the month before the IRT/RTP.

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*Values for the year 2012 were taken from Technical Note # 405/2012-SRE ANEEL. These are not in agreement with the market by voltage level.

     The average monthly consumption information per customer is shown in Table 10. As shown, the "Other" class had the highest increase in average consumption (26% p.a.), while the "Public Service" class showed a 4% p.a. decline.

Table 10 - Evolution of the Average Market by Rate Class

	Average Monthly Consumption by Class (kWh)					Rate of Change
Class/Year	2012	2013	2014	2015	2016	Period%	Geometric%
						(2012/2016)	(p.a.)
Residential	220	226	233	230	221	1%	0%
Industrial	18,480	19,448	24,760	20,820	18,945	3%	1%
Commercial	1,276	1,295	1,353	1,364	1,336	5%	1%
Rural	187	185	199	209	210	13%	3%
Street Lighting	35,088	41,098	42,623	39,267	40,256	15%	3%
Public Power	3,676	3,716	3,777	3,929	3,979	8%	2%
Public Service	20,517	19,012	18,875	18,139	17,401	-15%	-4%
Other	1,400	2,679	2,954	4,292	3,511	151%	26%
TOTAL	408	410	440	424	403	-1%	0%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. Market data relates to the period of 12 months, accounted for up to the month before the IRT/RTP.

     Table 11 shows the evolution of Ceron's revenue by rate class. It should be noted that there is no public data approved by ANEEL in 2012 regarding revenue related to each rate class, which is why only the total amount for 2012 is presented. The rates of change for this information are calculated by using the period from 2013 to 2016. Note that the "Other" class was the one with the highest revenue growth, which was 15% p.a.

		Table 11 - Revenue Evolution by Rate Class
		Revenue by Class (BRL Million)				Rate of Change
						Period %	Geometric
Class/Year	2012*	2013	2014	2015	2016	(2013/2016)	% (p.a.)
Residential	-	399	370	421	608	52%	11%
Industrial	-	134	126	122	171	28%	6%
Commercial	-	207	183	212	312	51%	11%
Rural	-	94	90	107	161	70%	14%
Street Lighting	-	22	22	24	36	60%	13%
Public Power	-	74	62	73	109	47%	10%
Public Service	-	15	12	14	22	49%	10%
Other	-	7	7	11	13	74%	15%
TOTAL	871	955	875	988	1,435	50%	11%

Source: ANEEL, rate activity approved between 2012 and 2016. There is no public data approved by ANEEL of Revenue by rate class for the year 2012. For this reason, the rates of change were estimated by considering the change observed between 2013 and 2016. Revenue is in nominal currency, at the price as of the date of processing the rate activity of each year.

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     Once the market evolution of the distributor has been observed, it is necessary to evaluate it according to the data of the last readjustment of the company (carried out in November 2016, the most recent regulatory information). To that end, Table 12 shows the distribution of users, market and revenue, by voltage level.

Table 12 - Number of Consumers, Market and Revenue by Voltage Level

			Market (MWh)		Revenue (BRL
Ceron	NUC
					million)
A3	2	0.0%	23,268	0.8%	7.3	0.5%
A3a	26	0.0%	29,165	1.0%	12.4	0.8%
A4	2,070	0.4%	789,327	27.0%	350.8	24.4%
BT	602,673	99.6%	2,058,933	70.4%	1,052.2	73.2%
Other Free
Consumers	64	0.0%	22,999	0.8%	2.4	0.1%
Generator	43	0.0%	-	-	10.4	0.7%
Total	604,878	100%	2,923,693	100%	1,435.5	100%
Source: ANEEL, Company's 2016 IRT, November 2016.

     As shown, BT has a greater weight of consumers (99.6%), market (70.4%) and also revenue (73.2%) compared to other voltage levels. MT is responsible for about 28% of the market and 25% of revenue. Noteworthy is the low participation of the captive AT consumers, Free Consumers and Generator in the composition of the Distributor's Revenue, respectively 0.5%, 0.1% and 0.7%.

     Finally, by analyzing the number of users, the market and income per consumption class (Table 13), we notice that Residential has a greater weight for the company (72%, 39% and 42%, respectively). About 45% of the billing is associated to the Commercial, Industrial and Rural rate classes.

Table 13 - Number of Consumers and Revenue by Rate Class

			Market (MWh)		Revenue (BRL
Class	Consumers
					Million)
Residential	435,917	72.1%	1,154,729	39%	608	42%
Industrial	1,832	0.3%	416,479	14%	171	12%
Commercial	39,582	6.5%	634,418	22%	312	22%
Rural	122,249	20.2%	308,486	11%	162	11%
Street Lighting	273	0.0%	131,880	5%	37	3%
Public Power	4,654	0.8%	222,233	8%	109	8%
Public Service	239	0.0%	49,906	2%	23	2%
Other	132	0.0%	5,561	0%	13	1%
TOTAL	604,878	100%	2,923,693	100%	1,435	100%

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Source: ANEEL, Company's 2016 IRT, November 2016.

     In view of the above, the main conclusions of Ceron's consumer market by voltage level are: (i) MT represents 0.4% of consumers, 28% of the market and 25% of the company's revenue in 2016; (ii) BT represents 99.6% of consumers, 70% of the market and 73% of the company's revenue in 2016 and, in the analyzed period from 2012 to 2016, showed annual growth rates of 2%, 4% and of 15% for NUC, the market and the revenue, respectively; (iii) the "Low Income" market associated with the BT voltage level had its highest value in the year 2014, and since then, has shown a downward trend.

     From the point of view of the rate classes, for the same information, it can be deduced that: (i) the residential class represents 72% of the NUC and 39% of the company market in 2016, with a 3% annual growth in both; and (ii) in the analyzed period, the residential class grew, on average, by 3% p.a. in terms of market and 11% p.a. in revenue, while the Commercial class had a 2% decline p.a. in the market, but experienced an 11% p.a. growth in revenue.

2.4. Operating Indicators

     This chapter aims to analyze the main operating indicators of the company, based on its performance in recent years. To do so, sections 2.4.1 and 2.4.2 address service and product quality indicators, respectively, while section 2.4.3 shows a diagnosis on power losses.

2.4.1. Quality of Service Indicators

     The distributor assesses the continuity of the service provided to consumers through individual and collective indicators, which are required by ANEEL and arranged in Module 8 of PRODIST. Individual indicators are divided into indicators of Individual Downtime Duration per Consumer Unit or per Connection Point ("DIC"); or Frequency of Individual Downtime per Consumer Unit or Connection Point ("FIC"); Maximum continuous downtime duration per consumer unit or connection point ("DMIC"); and Duration of individual downtime occurred on a critical day per consumer unit or connection point ("DICRI").

     The monitoring of the individual indicators is done by means of limits which are also individual, and are defined for monthly, quarterly and annual periods in relation to the DIC and FIC indicators. The DMIC indicator limit is set for the monthly period, while the DICRI indicator limit is set for each critical-day downtime.

     When the limits of the individual continuity indicators are breached, the distributor must compensate the consumer financially automatically with a deduction on their invoice within two months after the indicator is determined.

     Table 14 shows the evolution of the compensation paid by Ceron over the period (2012-2016), as well as the evolution of the amount of compensations paid. It is worth noting that the amount of compensations and their respective financial value related to the annual period of assessment of the quality of service indicators are not available on ANEEL's website for the year 2016, which is why the 2016 compensation path reflects a decline.

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Item	2012	2013	2014	2015	2016
Quantity (#)	1,070,448	1,777,665	1,308,087	1,600,041	1,099,020
Compensation Amounts (BRL)	8,418,644	10,631,775	8,899,229	15,005,212	13,878,966
Installment B (BRL)	196,422,575	258,099,141	276,654,044	307,273,784	321,766,851
%Comp./Installment B	**4.23%**	**4.12%**	**3.22%**	**4.88%**	**2.45%**

Source: ANEEL website.

There is an oscillating path regarding the amount paid for compensations, as well as for the total quantity of compensations paid for breaches of quality of service indicators. As an example, the total compensations paid in 2015 corresponded to 4.88% of the company's installment B, and the deterioration of the rate's manageable installment was expressive.

From the sums of the determined amounts for the individual DIC and FIC indicators, we obtain collective indicators that reflect the continuity of the service provided, both at the level of groups of consumer units and at the company level, namely: "DEC" (Equivalent Duration of Downtime per Consumer Unit) and "FEC" (Equivalent Frequency of Downtime per Consumer Unit).

As identified in Graph 4 and Graph 5[16], Ceron shows an annual downward trend in the calculated values for collective indicators.

Graph 4 - DEC Determined Indicator and Limits

45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
-

	2012	2013	2014	2015	2016	2017
Assessed	31.40	38.87	29.23	40.78	32.18	
Internal limit**		-	-	-	-	29.42
Limit	31.54	29.41	27.16	24.75	22.66	20.565

[16] For the year 2017, the limit of internal collective DECi and FECi indicators (which disregard downtime originated outside the distribution system) is demonstrated, as set forth in Normative Resolution #748/16, of November 29, 2016.

Graph 5 - FEC Determined Indicator and Limits

35.00
30.00
25.00
20.00
15.00
10.00
5.00
-

	2012	2013	2014	2015	2016	2017
Assessed	26.03	32.44	24.68	30.30	21.58	
Internal limit**		-	-	-	-	17.57
Limit	30.46	27.51	24.16	21.25	18.39	15.881

Internal limits in accordance with ANEEL Normative Resolution #748/16 of November 29, 2016, which established the terms and conditions for the provision of the public electricity distribution service by the Designated Distributor, pursuant to article 9 of Law 12,783, dated January 11, 2013 and Ordinance #388 of June 26, 2016 of the Ministry of Mines and Energy.

From the analysis of the graphs above, we conclude that the company showed violations of the regulatory limits for both indicators (DEC and FEC) in almost all years under analysis, despite the trend of improvement of indicators. The greatest violation occurred in 2015, with DEC being 64.7% higher than the target and FEC being 42.5% above the limit.

Graph 6 lists the number of sets that violated their DEC and FEC limits in 2016 and the percentage of consumer units that these sets represent in relation to the total. As shown, most sets violated the limits for the last year: 20 sets (65% of the number of consuming units) violated DEC, while 13 sets (43% of the NUC) violated FEC for the year 2016.

DEC
FEC
Did violate; 6
Violated; 20
Represent 65% of NUC
Represent 43% of NUC
Violated; 13
Did violate ; 13

The following graphs are histograms that gather information about the number of consumer sets, as well as the NUC, which have or have not violated their quality of service indicators for the year 2016.

The information was organized in violation bands, so that percentages to the left of the axis (with a negative sign) mean that the Distributor showed sets having limits that were determined to be lower than the target. The opposite is true for the percentages to the right of the axis (positive sign).

Of the DEC violating sets, 46% (or 12 sets) had values assessed to be higher than 50% the regulatory limit. These 12 sets represent 37% of the company's NUC. The Distributor had 23% of its sets (only 6) with values below the target, and revolved around 0%-20% away from the target.

Of the FEC violating sets, 27% (or 7 sets) had values assessed to be higher than 50% the regulatory limit, representing 14% of the NUC. As shown, 13 sets (56% of NUC) showed indicators below the targets.

Graph 7 - Histogram of Ceron's sets: 2016 DEC

0%
-
0%
-
0%
-
0%
-
4%
1
19%
5
12%
3
4%
1
4%
1
8%
2
4%
1
46%
12
<-50%
-50% to -40%
-40% to -30%
-30% to -20%
-20% to -10%
-10% to 0%
0% to 10%
10% to 20%
20% to 30%
30% to 40%
40% to 50%
>=50%

Graph 8 - Histogram of Ceron's NUC: 2016 DEC

0%
0%
0%
0%
5%
29%
15%
1%
0%
8%
4%
37%
<-50%
-50% to -40%
-40% to -30%
-30% to -20%
-20% to -10%
-10% to 0%
0% to 10%
10% to 20%
20% to 30%
30% to 40%
40% to 50%
>=50%

Graph 9 - Histogram of the Ceron sets: 2016 FEC

8%
2
4%
1
4%
1
19%
5
8%
2
8%
2
0%
-
15%
4
4%
1
0%
-
4%
1
27%
7
<-50%
-50% to -40%
-40% to -30%
-30% to -20%
-20% to -10%
-10% to 0%
0% to 10%
10% to 20%
20% to 30%
30% to 40%
40% to 50%
>=50%

Graph 10 - Histogram of Ceron's NUC: 2016 FEC

0%
1%
10%
25%
6%
14%
0%
17%
8%
0%
4%
14%
<-50%
-50% to -40%
-40% to -30%
-30% to -20%
-20% to -10%
-10% to 0%
0% to 10%
10% to 20%
20% to 30%
30% to 40%
40% to 50%
>=50%

Of the DEC violating sets, 46% (or 12 sets) had values assessed to be higher than 50% the regulatory limit. These 12 sets represent 37% of the company's NUC. The Distributor had 23% of its sets (only 6) with values below the target, and revolved around 0%-20% away from the target.

Of the FEC violating sets, 27% (or 7 sets) had values assessed to be higher than 50% the regulatory limit, representing 14% of the NUC. As shown, 13 sets (56% of NUC) showed indicators below the targets.

As will be presented in chapter 3 ("PIQ"), there are investments that aim to correct Ceron's AT system with a view to expanding and strengthening the grids, which will allow greater operating flexibility and, as a consequence, improving continuity indicators.

It should be noted that in Appendix C we make an additional analysis regarding the Mean Time of Response ("TMA") to emergencies, which directly influences the Company's DEC. As shown, the company's TMA revolves around 5 (five) hours, which is quite expressive.

2.4.2. Product Quality Indicators

Product quality indicators analyze the adequacy of the voltage level in steady state, arranged in Module 8 of PRODIST. These indicators are: The Relative Duration of the breach for Equivalent Critical Voltage ("DRCE") and the Relative Duration of the breach for Equivalent Poor voltage ("DRPE"). The stipulated limits for the indicators are: 0.5% for Critical Voltage[17] and 3% for Poor Voltage. Graph 11 and Graph 12 show the evolution of the mentioned indicators.

Graph 11 - Evolution of the product quality indicator (DRCE)

6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
3.36%
1.52%
1.98%
5.06%
2.71%
0.50%
2012
2013
2014
2015
2016
CERON
Maximum Limit

Source: ANEEL website.

Graph 12 - Evolution of the product quality indicator (DRPE)

7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
5.99%
5.44%
3.54%
3.88%
2.25%
2012
2013
2014
2015
2016
CERON
Maximum Limit

Source: ANEEL website.

[17] The steady state voltage indicators are calculated on a quarterly basis based on sample measurements performed by distributors in consumer units randomly selected within their concession or permit area. For each consumer unit, voltage is measured over a week, and the DRP (relative duration of the poor voltage breach) and DRC (relative duration of the critical voltage breach) indicators are determined, which express the percentage of time in which the consumer unit remained with poor voltage and with critical voltage.

     The assessed indicators show breaches in all years under analysis (except for 2016, for DRPE). For the DRCE indicator, a path of increasing breaches was observed from 2013 onwards, with a slight drop in 2016, with the highest violation rate (about 10 times over the maximum limit) in 2015. The same is true for the DRPE indicator, which has its highest level of breaches verified in 2012 (about 2 times the maximum limit).

     Breaches of limits of the individual indicators also generate compensation to be paid by the Distributor. Table 15 shows the amount paid by Ceron with respect to the breach of individual product quality indicators. As shown, the Distributor shows an increase in the amount paid for the breaches, with a slight drop in 2016, as well as in the quantity of compensations paid.

Table 15 - Compensations for Breach of Product Quality Indicators

Item	2012	2013	2014	2015	2016
Quantity (#)	1,322	2,647	3,415	4,288	3,290
Compensation Amounts (BRL)	153,991	364,569	455,988	758,670	660,476
Installment B (BRL)	196,422,575	258,099,141	276,654,044	307,273,784	321,766,851
%Comp./Installment B	0.07%	0.14%	0.16%	0.25%	0.20%
Source: ANEEL website.

As an example, the company's Installment B deterioration for the year 2015 was 0.25%.

2.4.3. Power Losses

     Power losses in a distribution system are also taken as an operational indicator of a Distributor. Losses are divided into the categories of Technical Losses ("PT") and Non-Technical Losses ("PNT").

     In the calculation of technical losses carried out by ANEEL, losses in the distribution grids in high, medium and low voltage, substations, distribution transformers, in addition to the connection branches and meters are taken into account. The level of technical losses calculated at the time of the company's RTP, as a percentage of the energy injected, is kept constant in all IRTs until the subsequent revision.

     The regulatory framework for non-technical losses is also defined at the time of the RTP, but unlike the PTs, a downward trajectory is defined, with a lower level of PNT being recognized at each rate readjustment until it reaches the regulatory target established by the Agency at the end of the cycle.

     Graph 13 shows regulatory technical losses, while Graph 14 illustrates the difference between the Real and Regulatory PNTs, elucidating the Distributor's performance over the analyzed period.

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Graph 13 - Regulatory Technical Losses for Injected Energy

20.00%
17.50%
15.00%
12.50%
10.00%
7.50%
5.00%
2.50%
0.00%
12.74%
12.45%
11.15%
11.15%
11.15%
2012
2013
2014
2015
2016*
Regulatory

Source: 3rd RTP of the Distributor.

45.00%
40.00%
35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
19.44%
22.10%
21.53%
30.42%
38.74%
13.93%
12.53%
11.13%
9.73%
8.33%
2012
2013
2014
2015
2016

Source: 3rd RTP of the Distributor. Regulatory loss data for the year 2016 were approved by Approval Resolution #2,184 of 11/29/2016. Real losses were obtained according to energy balance data provided by the company.

Firstly, it should be noted that the company did not calculate the actual technical loss levels until 2016, which is why we only show the regulatory levels approved by ANEEL. PNTs are obtained through the difference between the total losses verified in the energy balance of the Company and PT regulatory levels. By assessing PNTs, we conclude that the Distributor shows increasing actual levels, which are always higher than regulatory targets. This fact must be taken into account, since Ceron faces serious commercial management problems due to the high incidence of energy theft in its grids.

As will be shown in item 3 (PIQ), important investments are projected for the coming years to meet the expansion of the MT/BT market, which aims to regularize clandestine consumption. In addition to investments aimed at reducing non-technical losses, especially in the expansion of clandestine connection grids, OPEX's contribution is also essential. These actions would have a positive effect for Ceron to add billable consumption and revenue to the concession.

2.5. Energy Purchase and Sale Indicators

     In this chapter, the historical evolution of the Required and Contracted Energy of Ceron will be discussed. The entire analysis is based on the current regulation expressed in Sub-module 3.2 - Energy Acquisition Costs - for Rate Regulation Procedures ("PRORET"), which have a normative nature regarding the rate processes of electric power distribution utilities.

Firstly, the conceptual distinction between Required and Contracted Energy must be defined.

     Required Energy is the volume of electric power (MWh) acquired in a given reference period to serve consumers or other utilities and distribution licensees, plus regulatory power losses of the distribution system - subdivided into technical ("PT") and non-technical ("PNT")18.

     Contracted Energy is the volume of electric energy (MWh) acquired by Base contracts, Bilateral contracts and Energy Trading in the Regulated Environment Contracts ("CCEAR"), which shall be briefly explained below.

Base Energy encompasses:

  Own Generation: energy generated by the distributor to serve its market, according to Law 9,074 of July 7, 1995, with the wording given by Law 10,848 of 2004, which provides that distributors of the National Interconnected System ("SIN") with a market below 500 GWh/year and those that serve Isolated Systems can carry out electric power generation activities, provided that they are fully intended to serve their own markets.
  Angra 1 and 2 Quota: energy marketed by the Angra 1 and Angra 2 generating plants and compulsorily acquired by utilities operating in the SIN, as provided in article 11 of Law #12,111 of 2009.
  Renewed Concession Quota: amount resulting from the apportionment of the physical energy and power guarantee of plants whose concessions were extended pursuant to Law # 12,783 of 2013. Allocation of quotas to distributors is established according to ANEEL regulations.
  Itaipu Binacional Quota: Energy sold by Itaipu Binacional with the electricity distribution utilities acquiring shares of the production that were made available to Brazil, according to specific ANEEL regulation. Only the distributors located in the South and Southeast/Center- West subsystems are the plant's energy quota holders, which compulsorily acquire the electric energy generated by Itaipu. That is, they do not include distributors located in the North and Northeast subsystems.

18 If the real electrical losses (whether technical or non-technical) are considered instead of regulatory losses, the energy of the system is called Injected Energy.

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     Bilateral Contracts are freely negotiated between the agents, signed before the enactment of Law #10,848 of 2004, to serve the Interconnected System. Contracts signed to serve the Isolated System before Provisional Measure #466 of July 29, 2009, and those signed by means of a bidding held in the form of a competition or auction, as set forth by Decree #7,246 of July 28, 2010, also correspond to Bilateral Contracts.

     Also classified as Bilateral Contracts are the contracting of Distributed Generation energy resulting from vertical divestiture, as provided by Law #10,848 of 2004. In addition, also classified as such are contracts arising from public bidding carried out by distribution agents with own market lower than 500 GWh/year and contracts signed between a utility with market under 500 GWh/year and its current supply agent.

     Finally, Energy Trading in the Regulated Environment Contracts ("CCEAR") are those established for the Auctions of: (i) Existing Energy for existing generation projects - defined based on article 19 of Decree #5,163 of 2004; (ii) New Energy for new generation projects - deriving from auctions defined based on article 19 of Decree #5,163 of 2004 and (iii) Alternative Energy Sources -arising from auctions defined based on article 19 of Decree #5,163 of 2004.

     After explaining the concepts, the evolution of the Required Energy (MWh) and Contracted Energy (MWh) for the years 2012 to 2016 of distributor Ceron is shown on Table 16 and Table 17.

Table 16 - Results of Regulated Required Energy (MWh) from 2012 to 2016.

	2012	2013	2014	2015	2016

Required Energy (Provision +
	3,385,524	3,466,037	3,706,753	3,642,317	3,545,813
Supply + Losses)
Provision + Supply	2,633,594	2,778,835	3,001,913	2,966,892	2,900,694
Provision	2,633,594	2,778,835	3,001,913	2,966,892	2,900,694
Supply (TE Market)	0	0	0	0	0
Regulatory Losses	751,930	687,202	704,840	675,426	645,119
Non-Technical Loss	247,985	241,129	226,868	202,388	171,509
Technical Loss	424,920	378,889	409,647	401,670	388,424
Basic Grid Loss on Dist.	79,025	12,256	11,953	12,072	13,783
Basic Grid Loss on Captive market	0	54,929	56,372	59,295	71,402

Table 17 - Results of Contracted Energy (MWh) from 2012 to 2016.

	2012	2013	2014	2015	2016

Contracted Energy (Base + Bilateral +	3,385,525	4,130,537	4,240,008	4,649,359	5,188,014
CCEAR)
Base Energy	1,172,260	424,475	434,263	602,688	739,097
Own Generation	15,458	18,186	18,186	18,186	18,186
Angra I/Angra II Quota	0	116,984	116,984	116,825	114,099
Quotas Law #12783/2013	0	220,524	228,284	394,059	532,413
Itaipu (deducting losses)	0		0	0	0

PROINFA	63,963	68,781	70,809	73,618	74,398
NORTE II AGREEMENT	1,092,839	0	0	0	0
Bilateral	1,138,691	3,223,768	3,189,604	3,192,699	3,530,252

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CCEAR	1,074,574	482,294	616,141	853,973	918,665

From the point of view of Required Energy, we note that the total remained at a level of 3.5 TWh/year. Regarding Contracted Energy, its growth path is due to the energy increase coming from Base and Bilateral Agreements, which, together, showed a 1.9 TWh growth between 2012 and 2016.

Graph 15 presents the evolution for the years 2012 to 2016 of the following information: (i) Contracted Energy in GWh subdivided by the Base, Bilateral and CCEAR contracts; (ii) curve with the percentages of coverage by the rate of the energy contracts that the distributor made during the analyzed period; and (iii) difference between Contracted Energy and the regulatory Required Energy in GWh.

Difference between Contracted and Required Energy:
0,00 TWh
Difference between Contracted and Required Energy:
0,66 TWh
Difference between Contracted and Required Energy:
0,53 TWh
Difference between Contracted and Required Energy:
1,01 TWh
Difference between Contracted and Required Energy:
1,64 TWh
100%
84%
87%
78%
68%
1,17
1,14
1,07
0,42
3,22
0,48
0,43
3,19
0,62
0,60
3,19
0,85
0,74
3,53
0,92
2012
2013
2014
2015
2016
Base Energy (TWh)
Bilateral (TWh)
CCEAR (TWh)
% Recognition

In terms of Contracted Energy, there is a great dependence on Bilateral agreements compared to other agreements, mainly between 2013 and 2016. A large portion of this contracted energy is related to the termination of the Termonorte II plant contract, related to ANEEL order #2,180, dated July 22, 2013, which agreed with the transfer of the contract from Eletronorte to Ceron, and the history of the subject is detailed in **Appendix D** to this report.

We can see that the percentage ratio of Contracted and Required Energy indicates that there is considerable over-contracting in recent years, especially in 2016 (approximately 32%). The difference can be explained to a lesser extent by the difference between actual and regulatory commercial losses, as explained in section 2.4.3, but also by overcontracting, the causes of which must be described by the distributor to ANEEL so that they may be evaluated and recognized as involuntary[19].

[19] The vote of Director André Pepitone da Nóbrega, who monitors ANEEL Order #1,143, of April 25, 2017, regarding PROCESS 48500.002516/2016-50 on the recognition of involuntary overcontracting, cites that: "It is further recognized that

2.6. Asset Conditions

     Between 3/27/2017 and 3/31/2017, a field visit was carried out at Ceron's premises, aiming at the diagnosis and evaluation of the technical and physical conditions of the utility's assets, in particular the main electrical energy distribution equipment and infrastructure, identifying its status, critical points at distribution grids by voltage level, as well as the description and evaluation of services.

     The first day of the visit was dedicated to obtaining information from the utility's technical team to define assets to be observed and the construction of the technical-operational situation diagnosis.

     The field visit began on the second day, to the municipality of Cacoal, 480 km from Porto Velho, with the inspection of part of the Ji-Paraná/Cacoal transmission line (138 kV) and sections of feeder circuit 03, the most critical which serves the rural area.

     On the third day, a visit was made to the Morumbi substation, which was connected the Móvel SE, followed by the Rolim Moura SE, Brasilândia SE, São Miguel SE and the Novo Horizonte Isolated System, their respective MT/BT grids and LTs in some sections.

     On the fourth day, returning towards Porto Velho, we visited the Itapuã SE and the isolated Triunfo system, in which we observed the Triunfo SE from the external area, in its final work phase, and Entroncamento Triunfo, which awaits energizing.

     On the fifth day, the substations of Porto Velho (owned by Eletronorte), Tiradentes and Areal were visited.

     The State of Rondônia is served by the radial transmission system of the 230-kV triple circuit line, 690 km long, between the Vilhena locality in the south of the state (connected to the SIN via Jauru at MT) and to the 230/69 kV, 300 MVA Porto Velho SE. It also has a double circuit connection, 370 km in length, in the stretch between the Porto Velho SE and the border with Acre, with final destination in Rio Branco, Acre.

     Along the State, there are other six border points with the basic grid, two of which are at 230/138 kV and 220 MVA (Pimenta Bueno and Abunã SEs), three in 230/69 kV and 270 MVA (Porto Velho, Ariquemes and Vilhena SEs) and one in 230/138/69 kV - 320 MVA (Ji-Paraná SE).

paragraph 10 of article 50 of Resolution #453 of 2011 does not cover all the causes of overcontracting that may be recognized as involuntary, requiring ANEEL to analyze exceptional cases presented by distributors. In such circumstances, as well as in the migration of consumers to ACL, each distributor should have the opportunity to file an involuntary overcontracting recognition petition to ANEEL by proving maximum efforts and detailing its particular case."

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In addition to the SIN connections, the state has a list of hydro and thermoelectric power plants that feed power into the system:

- **Hydroelectric Base**
  - ✓ Hydroelectric Power Plants of the Madeira Complex: 7.32 MW installed power. This energy complex was conceived to better supply the center-south of the country. With continuous high voltage technology with inverters (2,375 km in HVDC lines), its generating capacity is 95% officially committed to Araraquara (SP). Only 5% of this generation amount was planned for offer to the state of Rondônia;
  - ✓ Samuel Hydroelectric Plant: 216 MW installed power. Due to design and execution errors, the Samuel UHE generates only 42% of its capacity;
  - ✓ Rondon II Hydroelectric Plant: 73.5 MW installed power;
  - ✓ Small Hydroelectric Plants ("PCHs"): 15 PCHs total 95 MW installed power.
- **Thermoelectric Base**
  - ✓ Termonorte II Thermoelectric Plant[20]: 340 MW installed power;
  - ✓ Small Thermoelectric Plants ("PCTs"): 25 PCTs total 110,206 MW installed power.

Rio Branco 230
Abunã 230/138
Porto Velho 230/69
Samuel 230
Ariquemes 230/69
Jaru 230/138/69
AC
Ji-Paraná 230/138/69
Coletora Porto Velho 500/230
Pimenta Bueno 230/138
BtB 2x 400 MW
Vilhena 230/69
Usinas: Santo Antônio Jirau
Jauru 230
MT
500 kV - Existing/Future
230 kV - Existing/Future
138 kV - Existing/Future
69 kV - Existing/Future

Although the 230/69 kV Porto Velho substation was on the visits schedule, there was no authorization to enter the maneuvering (graveled) area due to internal access control procedures. From the closest observation point, equipment was observed to be in good condition and well maintained. In terms of operation, the general condition of the equipment, as well as its performance, do not cause problems to the Distributor.

[20] Appendix D contains details on the Termo Norte II contract with Ceron.

     A planning and study are being considered at the ONS for a bidding for the expansion of transmission by EPE of a new supply point from the Coletora SE (Eletronorte), and an interconnection with the Centro SE, removing load from the Porto Velho SE.

     Studies coordinated by EPE indicate the implementation of a 230/138 kV, 16.7 MVA single-phase transformer bank in the 230/138/69 kV Jaru substation, for interconnection to the Machadinho d'Oeste sub-region interconnected system.

2.7.	Critical points observed during the field visit and challenges for new utilities
Below are a series of observations from the field visit, which are related to the PIQ.
2.7.1.	High-voltage distribution system
Eletrobras Distribuição Rondônia's High Voltage Distribution System derives from seven points of interconnection throughout the state.

     The sections of the 138 kV and 69 kV lines were found to be in good condition. Few stretches accompany roadsides. However, easement strips are free from interferences and without close afforestation.

     In the urban area next to the Areal SE we observed a point of invasion of the strip with construction work, which should require regularization actions from the new utility.

     Of the 54 substations, 20 are automated and controlled by the COI. No technical reserve of 138/13.8 kV power transformers was observed. The average age of power transformers of the substations visited is 10.4 years, and 8 years for circuit breakers.

     Automation and remote-control items were incorporated into the improvements item from the PIQ investment plan, as presented in this report.

     Regarding transformer load, according to information from Ceron's operations center, the substation having values close to the limit is the Ji Paraná I SE (information obtained during visits, since there was no access to load reports).

     As critical points, it was observed that the 69 kV Ji Paraná/Ouro Preto LT has its conductor worn by annealing, which causes frequent downtimes. The construction of a second circuit in progress, which is already identified in the PIQ, will reflect positively in the DEC of the Ouro Preto set.

     The Rolim de Moura SE, through one of its 13.8 kV feeders, supplies power to the 13.8/34.5 kV (step-up) power transformer. Expansion through a new 69 kV to 34.5 kV transformer, with on-load switching, would free the load of the 69/13.8 kV transformers from critical load situations, short-circuit levels, and voltage regulation.

     An alternative scenario was included in the PIQ, the expansion of the Rolim de Moura SE, anticipating its execution from 2025 to 2023.

     The substation maintenance team is reduced and outsourced, working more on corrective maintenance, rather than preventive maintenance.

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2.7.2. Medium-voltage distribution system, grids and substations

     The utility's medium voltage grid is 52,870.74 km long, with stretches of compact grid observed only in urban areas, and it does not feature recloser automation. With extensive branches, an expressive part of which being in single-phase grids, they cause imbalance between phases. In Porto Velho alone, there is a project for automating 85 reclosers.

     During the visit, we were informed of the need to build an express distribution line from the Rolim Moura SE to the Santa Luzia SE at 34.5 kV thus avoiding the downtime caused by branches and client transformers installed along the current distribution line. The project, already included under the PIQ expansion item, can positively impact the performance of the Rolim Moura set's indicators.

     As reported in 2.1.5 - Climate Characterization, there is a high incidence of atmospheric discharges in the State, one of the main causes of downtime. A project for improvement of the protection system is covered under item "MT grid improvements" of the PIQ.

     The practice of "self-repair" of circuits is common among rural consumers, posing a safety risk and damaging the distributor's system, which can lead to a drop in supply in a large number of consumer units in the event of occurrences in the grid. Therefore, implementation of a fuse revision plan is recommended.

     The digitalization of the VHF communication system, a need identified in the critical points of section 2.5.4 also increasing the number of repeaters, according to ANATEL's decision, would bring a significant improvement to the operation.

     Automation and remote-control items were incorporated into the improvements item from the PIQ investment plan, as presented in this report. The communication system is planned for 2017.

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2.7.3. BT Distribution System

     The low voltage grids are leveled and, for the most part, made up of bare cables. Few segments of multiplexed cables were observed in the urban area.

3. Five-Year Investment Plan ("PIQ")

     The objective of the PIQ is to present, based on technical and economic evaluations, a five-year investment plan - 2018-2022 horizon - for Ceron's electric energy distribution concession area, with reference to the projects planned as necessary in the concession area, thus ensuring expansion of the grid interconnected to the National Interconnected System ("SIN"), meeting the demand for new connections in the scope of the vegetative growth and the Programa Luz para Todos ("PLpT") program, improvement of the performance indicators of service continuity, voltage levels and electrical losses, as well as adjustments and implementations of computerized systems for support in commercial management and distribution.

     The following summarizes the main points of the adopted methodology, the contracted investments in progress and the summary of the consolidated amounts of projected annual investments.

     In order to verify the investment needs, the information provided in the Data Room by Ceron was used, namely: "Electrical System Expansion Plan (2017-2026 horizon)", "Distribution Development Plan ("PDD") for the year 2017", "Results Plan for the Improvement of Distribution Services, 2015" and "Plan for Temporary Rendering of Electricity Distribution Service, 2017". In addition to this information, we used information obtained by the company's planning area, obtained through face-to-face meetings and conference call.

Also considered were investments in execution in 2017, as shown in Table 1821.

Table 18 - Investments in progress in the year 2017 by Type of Project

Type of Project	Total
AT Expansion	BRL 14,279,056
MT Expansion*	BRL 68,209,699
Improvement	BRL 14,250,000
Renewal	BRL 24,200,000
"Luz para Todos"	BRL 48,360,000
Total	BRL 169,298,755

     The works contained in the PIQ were defined based on the information provided and analysis of the investments in progress. Firstly, we drafted a Base Scenario, starting with the 2017 PDD by setting, for the years with no initial investment forecast, the following assumptions by type of investment and voltage level:

21 The amounts set forth in this section relate to projects in progress or which are in the process of signing a contract. That is, the figures shown are estimated: therefore, they may change during the year.

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  "AT Expansion": application of a reduction factor on the 2017 was considered, resulting from the comparison of the company's costs to the average benchmark of other comparable distributors, based on the Eletrobras group price bank. For these projects, we adopted a 1.24% price reduction level;
  "MT Expansion": the amounts presented in the 2017 PDD were considered, since they were already established by considering prices practiced in the market.
  "Improvement": as there was no investment in the 2017 PDD projected for the 2018-2022 five- year period, the amounts indicated in the 2017-2026 Ten-Year Expansion Plan prepared for Ceron were considered, with equipment and material prices as quoted on the market, without need for adjustments.
  "Renewal": as there were no investments projected for the 2018-2022 five-year period, the amount corresponding to the portion related to the "Regulatory Reintegration Quota" ("QRR") established by ANEEL for Ceron in the last rate revision was considered, corrected by the IPCA until 2017.
  "PLpT": investments already incorporated in the 2017 PDD were considered, with equipment and material prices as quoted in the market, without need for adjustments, which are necessary for the accomplishment of the goals of conventional connections and through photovoltaic systems within the program that ends in the year 2018, according to Decree #8,387 of 12/30/2014.
  In addition to what was obtained via the PDD or Ten-Year Plan, visits to the utility identified demands, as follows:

  "Computerized Systems": implementation of a new Commercial System, ERP System and update to the Distribution Management System ("SGD") was considered.
  "Other Investments": investments required for remote control of SEs, telemetry in MT/LT and automation of reclosers of distribution networks were considered, as mentioned in the Notice of Visit to Ceron from 3/29 to 3/31/17.
  This plan resulted in the Base Scenario set forth in Table 19, which requires BRL 1.069 billion in investments within the next five (5) years, with a noticeable need for the year 2018, which concentrates BRL 579.7 million22.

22 The financial amounts presented in this section are in real currency at April 2017 prices.

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Table 19 - Base Scenario: Five-Year Investment Projection

Type of Projects/
	2018	2019	2020	2021	2022	Total
Systems
AT Expansion	BRL 200,512,486	BRL 88,774,958	BRL 17,816,766	BRL 4,429,051	BRL 11,074,813	BRL 322,608,074
MT Expansion	BRL 67,344,148	BRL 60,690,974	BRL 38,018,864	BRL 44,902,845	BRL 10,583,335	BRL 221,540,166
Improvement	BRL 46,291,440	BRL 20,708,630	BRL 16,021,360	BRL 17,160,370	BRL 25,045,450	BRL 125,227,250
Renewal	BRL 33,552,002	BRL 33,552,002	BRL 33,552,002	BRL 33,552,002	BRL 33,552,002	BRL 167,760,010
"Luz para Todos" BRL 201,000,000		-	-	-	-	BRL 201,000,000
Commercial
System	BRL 20,000,000	-	-	-	-	BRL 20,000,000
ERP System	BRL 10,000,000	-	-	-	-	BRL 10,000,000
SGD System
Correction	BRL 1,000,000	-	-	-	-	BRL 1,000,000
Total	BRL 579,700,076	BRL 203,726,564	BRL 105,408,992	BRL 100,044,268	BRL 80,255,600	BRL 1,069,135,500
Total
Own	BRL 147,965,310	BRL 203,726,564	BRL 105,408,992	BRL 100,044,268	BRL 80,255,600	BRL 637,400,734
Resources

     The high volume of investments allocated in 2018 (around 54% of the five-year period) is related to 28 projects to guarantee the interconnection of isolated systems (BRL 251 bn) and compliance with the PLPT (BRL 201 bn), since the program ends in the year 2018, according to Decree #8,387 of 12/30/2014.

     Of the total amount, those coming from Own Resources were highlighted, as certain investments are made with resources from sectoral funds: there are subsidies of 90% of investments related to the works for the Programa Luz Para Todos ("PLpT") program and 100% related to the subrogation of benefits of the Fuel Consumption Account ("CCC").

     The Alternative Scenario considers the anticipation of SE constructions/expansions and construction of LDs from 2023-2026 to the year 2022 to the amount of BRL 30.9 million, in order to provide an increase in assets in the Regulatory Remuneration Base ("BRR") in the RTP designed for the year 202323.

Table 20 - SEs with anticipated investments for the drafting of the Five-Year Plan

Project Description	Year 2017 PDD	Investment
34.5 kV JI-PARANÁ III SE/RONDOMINAS SE LD (45 km)		BRL 2,475,000
2023
34.5 kV/13.8 kV - 1x5/6.25 MVA PRIMAVERA DE RONDÔNIA SE		BRL 1,868,894
34.5 kV/13.8 kV - 1x5/6.25 MVA RIO CRESPO SE		BRL 3,392,515
34.5 kV ARIQUEMES I SE/RIO CRESPO SE LD (42 km)	2024	BRL 2,310,000
34.5 kV/13.8 kV - 1x5/6.25 MVA CAUCALÂNDIA SE		BRL 3,392,515
138/34.5 kV – 1x10/12.5 MVA ROLIM DE MOURA SE (Expansion)		BRL 3,161,458
2025

23 In this case, it was assumed that the company will have its privatization process finalized in 2018, having, therefore, an RTP in the year 2023.

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34.5 kV/13.8 kV - 1x5/6.25 MVA JARDINÓPLOIS SE		BRL 3,392,515
Project Description	Year 2017 PDD	Investment
138/13.8 kV – 1x10/12.5 MVA NOVA MAMORÉ SE	2026	BRL 10,934,819
Total Investments		BRL 30,927,716

     Table 21 shows the projection of the Five-Year Plan investment figures by type of project and voltage level and computerized systems for the Alternative Scenario.

Table 21 - Alternatives Scenario: Five-Year Investment Projection

Type of
Projects/	2018	2019	2020	2021	2022	Total
Systems
AT Expansion	BRL 200,512,486	BRL 88,774,958	BRL 17,816,766	BRL 4,429,051	BRL 25,171,090	BRL 336,704,351
MT Expansion	BRL 67,344,148	BRL 60,690,974	BRL 38,018,864	BRL 44,902,845	BRL 27,414,774	BRL 238,371,605
Improvement	BRL 46,291,440	BRL 20,708,630	BRL 16,021,360	BRL 17,160,370	BRL 25,045,450	BRL 125,227,250
Renewal	BRL 33,552,002	BRL 33,552,002	BRL 33,552,002	BRL 33,552,002	BRL 33,552,002	BRL 167,760,010
"Luz para Todos"	BRL 201,000,000	-	-	-	-	BRL 201,000,000
Commercial
System	BRL 20,000,000	-	-	-	-	BRL 20,000,000
ERP System	BRL 10,000,000	-	-	-	-	BRL 10,000,000
SGD System
Correction	BRL 1,000,000	-	-	-	-	BRL 1,000,000
Total	BRL 579,700,076	BRL 203,726,564	BRL 105,408,992	BRL 100,044,268	BRL 111,183,316	BRL 1,100,063,216
Total
Own	BRL 147,965,310	BRL 203,726,564	BRL 105,408,992	BRL 100,044,268	BRL 111,183,316	BRL 668,328,450
Resources

     It should be noted that the Base Scenario shall be used for the Company's economic-financial evaluation.

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4.	References
[1]	“Wikipédia - Rondônia,” [Online]. Available: https://pt.wikipedia.org/wiki/Rond%C3%B4nia. [Accessed 4 6 2017].
[2]	“Portal do Brasil,” [Online]. Available: http://www.achetudoeregiao.com.br/ro/historia_de_rondonia.htm. [Accessed 4 13
2017].
[3]	A. Gorayeb, “Opinião de Rondônia,” 9 21 2016. [Online]. Available: http://www.opiniaoderondonia.com/noticia/do- fundo-do-bau-servico-de-abastecimento-de-agua-luz-e-forcado-territorio/157879. [Accessed 4 5 2017].
[4]	Eletrobras, “Eletrobras Distribuição Rondônia,” Eletrobras, [Online]. Available: http://www.eletrobrasrondonia.com/empCeronNHistoria.cfm. [Accessed 4 5 2017].
[5]	E. d. P. Energética, “Plano Nacional de Energia 2030,” 2007.

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APPENDIX A - Socioeconomic Characterization of the Concession Area

     In order to better characterize the area of activity of the Distributor, socioeconomic information was collected and grouped into four data sets: (a) Demographic, Education and Employment; (b) Access to Services; (c) Income and (d) Violence. In the following items, comparative analysis was performed for each information collected from the company in relation to the data observed in the North and Northeast regions and Brazil's average. This comparison allows to evaluate the degree of similarity/divergence of the socioeconomic indicators of the company in relation to the regions where the companies of the Eletrobras group operate, as well as to compare with the national average.

a)	Demographic Information, Level of Education and Unemployment Rate
Table 22 shows, in order, the number of municipalities, area, population, number of households,

percentage of population living in rural areas, percentage of illiterate population and unemployment rate in the Distributor's area, as well as average data for Brazil and the North and Northeast Regions.

Table 22 - Demographic Information, Level of Education and Unemployment Rates

		Area	Population	Density	#	%
Region	#				Households	Rural	% Illiterate	Unemployment
	Municipalities	(km2)	(Thousand)	(Inhabitants/km2)	(thousand)	Popul.	Popul.	Rate
RONDÔNIA	52	238,526	1,773	7.46	591	24%	9%	5%
BRAZIL	5,567	8,497,584	204,860	24.11	68,037	15%	9%	8%
NORTH	449	3,848,855	17,525	4.55	5,093	25%	11%	9%
NORTHEAST	1,794	1,554,291	56,639	36.44	17,836	27%	17%	9%

Sources: Data on the population were taken from the 2015 PNAD. Number of municipalities and areas were obtained from INPE.

Unemployment rate was obtained at IPEA/PNAD for the year 2014.

     Rondônia is the state with the highest population density in the Northern Region (7.46 inhabitants/km²), with the capital (Porto Velho) being the most populous municipality in the state and the seventh most populous in the Northern Region. Its population is mainly concentrated in urban centers (76% of the population), but has a considerable percentage of inhabitants in rural areas (24%).

b)	Access to services
A table on information regarding access to services shows (for Ceron, Brazil and

North and Northeast Region average data) the percentages of households (i) without garbage collection; (ii) without garbage collection for urban areas; (iii) without water supply through networks; (iv) without water supply for urban areas; (v) without sanitary sewage by networks or septic tank; (vi) without sanitary sewage by networks or septic tank for urban areas; and (vi) without electric lighting located in rural areas.

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Table 23 - Service Access Information

			% HH	% Urb. HH	% HH	% Urb. HH
	% HH	% Urb. HH					% Rural HH
			without	without	without	without
	without	without					without
Region			Water	Water	Sewage	Sewage
	Garbage	Garbage					electrical
			Network	Network	Networks/Septic Networks/Septic
	Collection	Collection					lighting
			Supply	Supply	Tank	Tank

RONDÔNIA	21%	2%	52%	41%	54%	45%	1%

BRAZIL	10%	1%	15%	6%	19%	12%	2%

NORTH	21%	3%	40%	28%	38%	29%	7%

NORTHEAST	21%	3%	20%	7%	35%	23%	1%

Source: 2015 PNAD.

     In Rondônia, 21% of the households do not have garbage collection, while 52% do not have water supply through networks and 54% do not have access to a proper sewage network. Percentages of urban households without basic infrastructure services are high and above the regional and national averages (45% and 41%, respectively, for the state).

c)	Income
Income information show (i) the percentage of households with income of up to 2 Minimum

Wages ("S.M."); (ii) the percentage of people living in households with per capita income below the poverty line24; (iii) average household income per capita and (v) GDP (Gross Domestic Product) per capita.

Table 24 - Income Information

	% HH w/	% Pop. Below	Average	GDP per capita
Region	Income Up to 2	Poverty	Residential	(BRL)
	SM	Line	Income per capita
			(BRL)
RONDÔNIA	43%	13%	950.16	17,991
BRAZIL	39%	13%	1,152.24	26,446
NORTH	51%	22%	782.76	17,213
NORTHEAST	58%	20%	730.24	12,955

Sources: Households with income up to 2 S.M. ’ 2015 PNAD. % Pop. Below Poverty Line and Average Household Income per capita ’ 2014 IPEA/PNAD; GDP per capita ’ 2013 Datasus/IBGE.

     As shown, the state shows a percentage of population below the poverty line higher than the comparative averages, despite having a per capita household income and GDP per capita higher than the North and Northeast regional averages.

24 Equivalent to twice the extreme poverty line. The Poverty Line is based on an estimate of the value of a food basket having the minimum calories needed to adequately supply a person, based on World Health Organization (WHO) recommendations.

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d) Violence

     Table 25 - Information on Violence shows the number of deaths per aggression for every 100 thousand inhabitants registered in the year 2014. As shown, the state of Rondônia is slightly above the national average, but lower than the North and Northeast regional averages.

Table 25 - Information on Violence

Region

Deaths by
Aggression

RONDÔNIA	32.6
BRAZIL	29.4
NORTH	34.3
NORTHEAST	41.6

Source: 2014 Datasus/IBGE.

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APPENDIX B- Consumer Market

Chart 2 summarizes the concepts that facilitate the understanding of the Brazilian rate structure of the electricity sector, such as Service Voltage Levels, Groups, Subgroups and Rate Classes.

Chart 2 - Overview of the Brazilian Rate Structure

Consumers are divided according to the level of service voltage: "AT" (High Voltage), "MT" (Medium Voltage) and "BT" (Low Voltage).

The AT and MT voltage levels belong to Rate Group A and its users are billed with binomial rates of demand and energy. In general, the higher the service voltage, the lower it tends to be at its average rate and the higher its average consumption usually is.

BT belongs to Rate Group B, and its users are billed commonly in monomial rates (energy only). For these clients, rate differentiation is basically carried out through social factors, that is, residential and commercial users pay higher rates than rural and other classes. The figure summarizes the above.

Group A
AT
MT
Subgroup A1
• Service at a voltage equal to or over 230 kV
Subgroup A2
• Service at a voltage of 88 kV-138 kV
Subgroup A3
• Service at the voltage of 69 kV
Subgroup A3a
• Service at a voltage of 30 kV-44 kV
Subgroup A4
• Service at a voltage of 2.3 kV-25 kV
Group B
BT
Subgroup B1
• Residential Service
Subgroup B2
• Rural Service
Subgroup B3
• Service to Other Classes
Subgroup B4
• Public Lighting Service

Figure 9 - Rate Groups and Categories

*There may be a Group B consumer with a supply voltage between 1 kV and 2.3 kV, for example, a rural consumer doing extensive field irrigation.

Users can also be classified by rate class, regardless of their voltage level, namely: (i) Residential; (ii) Low Income Residential; (iii) Industrial; (iv) Commercial; (v) Rural; (vi) Street Lighting; (vii) Public Power; (viii) Public Service; and (ix) Other. In AT, we most commonly observe Industrial Consumer Units ("UC"); in MT, Industrial, Public Power or Public Utilities; and in BT, all rate classes.

APPENDIX C- Response to Emergencies

The time indicators of response to emergencies do not have specific goals but directly impact the indicators of duration of the downtime. These indicators are calculated monthly by the distributors for each set of consumer units and are expressed in minutes, namely: Mean Time of Preparation ("TMP") - mean value between the awareness of the existence of an event and the moment of authorization for the displacement of emergency personnel; Mean Time of Displacement ("TMD") - mean value between the moment of authorization for the displacement of the emergency care team until the moment of arrival at the location of the event; Mean Time of Execution ("TME") - mean value comprised between the moment of arrival at the location of the event until restoration of the service by the care team; and Mean Time of Response ("TMAE") - a value that represents the sum of all previous times. Graph 16 shows the evolution of the mean times of response to emergencies received by Ceron between 2012 and 2016.

Graph 16 - Mean Times of Response to Emergencies

CERON 2012
TMAE 235 MIN
46 16%
44 16%
191 68%
CERON 2013
TMAE 235 MIN
48 17%
51 18%
184 65%
CERON 2014
TMAE 230 MIN
34 13%
55 21%
175 66%
CERON 2015
TMAE 243 MIN
48 17%
53 18%
190 65%
CERON 2016
TMAE 251 MIN
52 17%
54 18%
197 65%
TMP
TMD
TME

Source: ANEEL website.

By analyzing the set of graphs above, we note that the Distributor shows total mean time to respond to emergencies of about 5 (five) hours. It should be noted that the mean time of preparation contributes to 65% of the total mean time of response, allowing travel and execution times to be responsible for the remaining 35% of the total mean time.

High response times - in particular with preparation times of the order of 200 minutes, or 3.33 hours - may indicate a need to increase teams or improve the dispatch process. The displacement time of around one hour (54 minutes) is not expressive, given the road infrastructure conditions observed in the concession. Graph 17 shows the evolution of the number of events with interruption of electricity supply with respect to the total number of events recorded by the Distributor in the period under study.

140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
74,012
40,306
102,269
59,704
103,901
54,360
128,173
89,079
125,285
73,438
2012
2013
2014
2015
2016
NUMOCORR
NIE

NUMOCORR = Number of Emergencies
NIE = Number of Emergencies with Power Outage

Source: ANEEL website.

It should be noted that the company showed an increase in the number of emergencies in the period between 2013 and 2015, with a small decrease in 2016 compared to the year 2015. However, occurrences with supply downtime dropped substantially in 2016 compared to 2015.

APPENDIX D- Norte II Agreement

The facts set out in this Appendix are organized chronologically.

1. On 5/12/2000, Eletronorte and Termonorte entered into an agreement to purchase and sell electricity from the Termonorte II thermoelectric power plant. On 12/22/2008, Eletronorte submitted for approval to ANEEL an assignment agreement, under which its contractual position as purchaser in the aforementioned agreement is assigned to Ceron.

2. Based on Technical Notes #233/2009-SFF/ANEEL and 12/2009- SEM/ANEEL, ANEEL's Financial Inspection Superintendency issued Order #1,900, of 5/25/2009, in which it did not consent to the assignment of the agreement for the purchase of electric power of thermal origin to Ceron under the conditions presented, which was originally executed between Eletronorte and Termonorte (seller).

3. Against this Order, Eletronorte filed an appeal.

4. Based on Technical Note #72/2009-SEM/ANEEL and on the argument that "there is no discernible benefit to the Distributor in terms of the modality of rate, and neither does this contracting comply with the mandatory system for energy acquisition by Distributors within the scope of the SIN, in the manner in which it was submitted," the SFF maintained the decision embodied in SFF Order #1,900/2009, according to Order #2,719 of 7/23/2009.

5. On 10/15/2009, Eletronorte forwarded a copy of the First Addendum to the Assignment of the Termonorte II Agreement to Ceron, which would be the result of a meeting held on 10/1/2009 with the Executive Secretary of the MME, ANEEL representatives and agents involved in the transfer in question.

6. At the 34th Ordinary Public Meeting of 2010, ANEEL's Board partially approved the appeal filed by Eletronorte to maintain the refused approval of the assignment of the agreement for the purchase of electric energy from the Termonorte II plant; to declare that, in order to approve the assignment of the agreement for the purchase of electric energy from Termonorte II, it is necessary that the respective instrument provides that, as from 2012, the annual cost of energy acquisition by Ceron, considered as the sum of the energy prices set in the agreement with the average PLD to which the distributor was exposed throughout the year due to the aforementioned agreement, may not exceed the annual cost corresponding to the acquisition of the electric energy sold in the 5th New Energy Auction. This decision was substantiated by Order #2,673 of 9/8/2010. According to the vote of ANEEL's rapporteur who provided the foundations of said Order, prior to the interconnection of the Acre-Rondônia system, there was no obligation for Ceron to acquire energy in auctions, but there was always an obligation to purchase energy at the lowest effective cost, as determined in its Concession Agreement. In order to assess compliance with the obligation to acquire at the lowest effective cost, it was stipulated that "contracting alternatives that cumulatively fulfill the following characteristics should be used as parameters: a. Those that have been discarded by the distributor; and

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b. Those that have a duration and volume compatible with that of the contracting made to their detriment". To that end, the A-5 Auction was adopted as a parameter, which was held on 10/16/2007, with supply commencing on 1/1/2012, a contracting alternative that was cumulatively discarded by Ceron and proved to be compatible in terms of duration and volume of energy traded with the assignments in question. Although the interconnection of the Acre-Rondônia system was expected for December 2008 since 4/20/2007, Ceron discarded its participation in the 2007 A-5 Auction and, in Dec/2008, signed the assignment agreement related to energy from the Termonorte I and II plants. Thus, by failing to acquire energy in said auction and electing to acquire it through the assignments in question, Ceron would have incurred an acquisition cost higher than that of the Auction.

Therefore, based on the concession agreement, an attempt was made to create conditions for the purchase of energy at the lowest cost for consumers and to pass lower costs on to the CCC. Accordingly, in order to achieve approval of the assignment in question, Order #2,673/2010 determined that "the annual cost of acquisition of energy by Ceron, considered as the sum of energy prices set in the agreement with the average PLD to which the distributor was exposed (...), may not exceed the annual cost corresponding to the acquisition of energy in the 5th New Energy Auction." Thus, the transfer to consumers of the cost of this contracting would be limited to the value of the annual cost corresponding to the acquisition of the energy marketed in the 5th New Energy Auction held in Oct/2007.

7. On 10/26/2010, Eletrobras, Eletronorte and Ceron filed a request for annulment of Order 2,673/2010.

8. On 7/26/2011, in the 2011 27th Ordinary Public Meeting, the Executive Board dismissed the annulment request, pursuant to Order #3,067/2011.

9. On 12/20/2012, Eletronorte submitted the 2nd Amendment to the Assignment of the Electric Energy Supply Agreement to ANEEL for approval. The ANEEL Market Studies Superintendency ("SEM"), through Memorandum #240/2012-SEM/ANEEL, analyzed the document submitted, which did not comply with the premises of Order #2,673/2010.

10. Ceron and Eletronorte have argued in many correspondences and meetings that such a condition would impose enormous uncertainty and hence volatility in energy acquisition costs, which would vary strongly with the PLD, while the purpose of a long-term agreement is the exact opposite.

11. On 1/15/2013, the proceeding was again filed at ANEEL and after several interactions between the parties and ANEEL, on 7/1/2013, Eletronorte submitted to ANEEL for approval a new proposal for a Second Amendment to the Assignment of the Supply Agreement in question.

12. On 7/9/2013, by means of order 2180/2013 and considering what is stated in Case #48500.000247/2009-68, ANEEL approved the Second Amendment to the Assignment of Electric Energy Supply Agreement, from Centrais Elétricas do Norte do Brasil S.A. (Eletronorte) to Centrais Elétricas de Rondônia S.A. (Ceron), related to the Termonorte II Thermoelectric Plant, under the following conditions: a. Ceron shall monthly pay Termo Norte Energia Ltda. the amount established in the agreement originally entered into between the latter and Eletronorte;

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b.	Ceron shall be responsible towards CCEE for the results of the accounting, including losses of the basic grid, for exposures to the market, including reduction of Physical Guarantee which it is responsible for due to financial settlement and penalties;
c.	The Termonorte II UTE shall be responsible for its physical guarantee, according to the availability clause set forth in the agreement originally executed between the latter and Eletronorte;
d.	The rate pass-through to Ceron's customers shall be limited to the average cost of power and energy sold in the Regulated Contracting Environment ("ACR"), as defined by the SRE, observing subsection "e" below;
e.	The distributor's shareholder shall cover the difference between the fixed revenue of the agreement (value of the ensured energy plus the value of the supplementary energy) in addition to the Transmission System Use Rate ("TUST") and the fixed revenue to which it would have been exposed had it participated in Auction A-5 of 2007, calculated as the difference between the value related to the price of the 5th new energy auction of October 2007 and the average of the minimum values between the CVU of the plant used in the drafting of the Electroenergetic Monthly Operation Program ("PMO") for the month of November 2009, and the average monthly PLD of the Southeast submarket, recorded between January 2002 and October 2007, both adjusted by the IGP-DI;
f.	The difference shall be covered by the Fossil Fuel Consumption Account ("CCC");
g.	Such transfer limitations shall be applied as of January 2012; and
h.	The table contained in Paragraph Five of Clause Two of the agreement shall be excluded or corrected in order to portray the conditions imposed above. Consequently, it determined that the CCEE would carry out a reassessment, from the date of the interconnection of the Acre-Rondônia subsystem to the SIN, in order to consider the registration of the contracted amounts from the Termonorte II UTE, previously in the name of Eletronorte, to Ceron.

13. On 11/27/2013, the CCEE (CT - CCEE Letter -3015/2013) proposed a correction to the aforementioned decision of ANEEL's Board to reconsider the reassessment determination, arising from the registration of the Second Amendment to the Assignment of the Electric Energy Supply Agreement, from Centrais Elétricas do Norte do Brasil S.A. (Eletronorte) to Centrais Elétricas de Rondônia S.A. (Ceron), related to the Termonorte II Thermoelectric Plant, for the period from October to July 2013. This proposal was made at the request of the signatory parties, which propose, instead of the reassessment, that the financial correction be allowed (between Ceron and ELETRONORTE), which would avoid the need to provide resources for both. Accordingly, the CCEE required authorization to carry out, in a future accounting, a financial correction, calculated through an ancillary calculation mechanism ("MAC"), in order to transfer from ELETRONORTE to Ceron the charges for system services owed due to energy security or violation of CAR, paid in December 2012, January 2013 and April to July 2013. Accordingly, CCEE shall assess, through MAC, the energy penalties for Ceron and TERMONORTE, considering the registration of the agreement approved by ANEEL as effected in the SCI.

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14. On 12/2/2013, the SEM (Memorandum #358/2013-SEM/ANEEL) presented its understanding on CCEE's proposal and forwarded the case for my analysis, since I was the rapporteur of the case in question, recommending fulfillment of the aforementioned CCEE proposals, and forwarded the case for decision by the Board, which decided through Order #4,191, published in the DOU on December 18, 2013: a. Change the content of item (ii) of Order #2,180 of 7.9.2013, to the following: (ii) authorize CCEE to carry out, in a future accounting to be carried out until February 2014, a financial correction calculated through an ancillary calculation mechanism ("MAC"), in order to transfer from ELETRONORTE to Ceron the charges for system services paid due to energy security or violation of CAR, paid in December 2012, January 2013, and April to July 2013; b. Determine that CCEE reassess via MAC the energy penalties for Ceron and TERMONORTE, considering the registration of the agreement approved by ANEEL as effected in the Accounting and Settlement System.

15. According to ANEEL PROCEEDING: 48500.002937/2014-19, the 2014 Annual Rate Adjustment of Centrais Elétricas de Rondônia S.A. (Ceron), effective as of November 30, 2014, incorporated the provisions of Order 2,180/13 and the supply agreement with Termonorte II was incorporated into Ceron's portfolio of contracts with retroactive effects from interconnection to the SIN

(invoices as of November 2009), according to the quote from the conductor vote in the aforementioned order, which provided, among the conditions for approval, that the distributor's shareholder should bear a restraint. Due to these effects of Order 2,180/2013, it was necessary to recalculate the CVA energy considered in the rate processes of 2010, 2011, 2012 and 2013, according to what was already established in the vote of the rapporteur who approved the utility's rate revision in 2013. Therefore, the total amount of one hundred and seven million, five hundred and fifty-three thousand Reais and seventy-four cents (BRL 107,553,000.74) is being considered in this rate adjustment, already updated by the SELIC. The retroactive effects of Order 2,180/13 required not only recalculation of the CVA energy, but also of overcontracting in calendar years 2009 (as of November), 2010, 2011 and 2012. The aforementioned Order authorized CCEE to carry out the financial correction through an ancillary calculation mechanism ("MAC") in a future accounting. Such recalculations were made according to REN #255/2007, with the wording as modified by the REN #305/2008 and #609/2014. According to Article 22 of Decree #7,246, the cost of overcontracting in the three years following the respective interconnection (Oct/2009 in the case of Ceron) shall be considered in the total cost of electric generation in the Isolated Systems, and compensated via the Energy Development Account ("CDE"). Thus, the full amount of this recalculation corresponding to the period from Nov/2009 to Dec/2012, totaling one hundred and thirty million, two hundred and ninety-four thousand, four hundred and forty-five reais and forty-seven cents (BRL 130,294,445.47), will not be passed on to the rate, but rather considered in the total cost of generating electric power in the Isolated Systems, as foreseen in article 22 of Decree #7,246 of July 28, 2010.

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16.	According to Ceron's "2016 MANAGEMENT REPORT AND FINANCIAL STATEMENTS", related to the financing of the Eletronorte/Termonorte II bilateral agreement, the Company has reclassified in the long term the amount of BRL 1,770,081 (thousand) corresponding to receivables of rights constituted due to the recognition of the agreement with Termonorte II, in accordance with Order #2,180 of July 22, 2013, which transferred the agreement from Eletronorte to the Company. Thus, the costs that exceeded the average ACR for each year were assessed by considering all costs in the Termonorte II operation from November 2009 to August 2015 with energy and power, cost of PLD settlement and cost of transmission involved, and the Company awaits ANEEL approval to begin receiving funds from the CCC fund to pay the corresponding debt installments to Eletronorte.

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CERON Environmental Assessment
Summary Report

September 18, 2017

National Bank for Economic and Social Development ("BNDES")

Av. República do Chile, 100 Rio de Janeiro/RJ

September 18, 2017 Dear Sirs,

As requested by BNDES and in compliance the with terms and conditions of Electronic Tender AARH No. 51/2016, of OCS Contract No. 28/2017 (the “Contract”) dated February 14, 2017, and the provisions of section 80 of Law No.

13,303/2016, we have prepared this summary containing a presentation of key issues identified by us during the environmental assessment work carried out in Companhia Energética de Rondônia (“CERON”).

The scope of our services was limited to the procedures described in item 4.2.7 of Annex I to the Contract. This summary does not include all the issues identified and presented in the Environmental Assessment Report dated May 5, 2017, and should thus be reviewed together with the remainder of the report for a comprehensive understanding of the issues identified.

Our work involved review of documents made available in databases, interviews with managers in charge of the environmental activities of the company and on-site visits to six substation facilities.

The information used in our work was provided by the company's management and reviewed on the premise that it is true and complete. Except as expressly stated in the scope of our work, this information was not subject to testing or verification.

The work carried out does not constitute an examination performed in accordance with financial statement auditing standards. Due diligence works are unregulated and not subject to specific standards; for this reason, the procedures applied in our work were those determined in the Final Tender Protocol, and PwC is not responsible for any inadequacies of such procedures in achieving the goals determined by BNDES. Other matters could have been detected and reported if PwC had been asked to perform additional procedures.

Yours faithfully,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda. acting as consortium leader

/s./ Rogério Roberto Gollo

/s./ Luciano Jorge Moreira Sampaio Junior

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Summary of key issues identified

Below is a summary of key issues identified during the environmental assessment work. As such, it does not include all of the issues identified and discussed in the Environmental Assessment Report and should thus be read in conjunction with the rest of the report for a comprehensive understanding of the issues identified.

1 Purpose and limitations of the work

Our work involved review of documents made available in databases, interviews with managers in charge of the environmental activities of the company and on-site visits to three substation facilities.

The purpose of the work was to evaluate key environmental and social issues of CERON in light of the applicable laws and regulations, review how such issues are managed from environmental and social standpoints, and identify potential deficiencies and situations that may result in significant risks and costs to the company.

The following topics were reviewed: solid wastes, PCB/ascarel, noise, atmospheric emissions, wastewaters, water resources, permanent preservation areas, plant suppression, service providers, environmental accidents, environmental liabilities, easement trespassing, conflicts with indigenous populations, engagement practices and interaction with surrounding populations, as well as assessments, fines and consent agreements.

The scope of the work did not include generation of additional data through collection and analysis of soil and water, atmospheric emission and wastewater samples, nor was any evaluation performed for the purpose of checking compliance with laws related to workers' health and safety.

2 Summary of key issues identified:

• Facilities operate without the required environmental operation license and other licenses such as the Fire Brigade Inspection Service Certificate (FBISC) and the IBAMA Federal Technical Registration (IFTR)

  Noncompliance with the terms and conditions of operating licenses
  Substation noise levels not monitored
  Lack of documents such as Solid Waste Management Plans (SWMPs) and Solid Waste Inventories (SWIs)
  Incorrect storage of hazardous solid wastes
  Unlicensed use of artesian wells (drinkability not monitored also)
  Substations lack appropriate containment systems and oil-water separator boxes
  Oil stains resulting from transformers lacking appropriate containment basin structures
  Facilities have a history of water and soil contamination incidents
  Old, pre-1980 transformers in use and untested for PCB/ascarel
  No management system in place for easement strips
  No enforcement of contractual standards and environmental requirements implemented by distributor in its procurement processes

Eletrobras System Distributor
Privatization PwC	3

Summary of key issues identified

Below is a summary of key issues identified during the environmental assessment work. As such, it does not include all of the issues identified and discussed in the Environmental Assessment Report and should thus be read in conjunction with the rest of the report for a comprehensive understanding of the issues identified.

3 Estimate of costs to remedy issues identified

An estimated amount between R$ 16 million and R$ 63 million, approximately, is required in order to remedy and mitigate some of the previously highlighted issues, as shown in the chart below.

Cost estimates do not include the expense with fines incurred by the company due to noncompliance with any applicable laws and regulations. Fines and assessments provided for in the applicable environmental laws and regulations vary substantially in amount; for this reason, the exact amounts of fines are contingent, among other considerations, upon evaluation by the competent environmental authorities. Furthermore, amounts reported do not include the cost of mitigating issues that depend on non-measurable variables at the time of writing, such as disposal of hazardous wastes and disposal of any equipment containing PCBs.

At present, it is not the intention of PwC to state that these figures are accurate and that they reflect the amounts effectively required to implement each of the proposed actions. In any case, the figures presented in this summary serve as a reference in connection with the privatization process.

In addition to the estimated expenditures, resolution alternatives for each identified issue as well as the potential violation or infringement, if any, that the company is subject to under the applicable environmental laws and regulations, were presented. This information is included in the Environmental Assessment Report dated May 5, 2017.

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Annex I - Issue and estimated cost summary chart

Below is a summary of key issues identified during the environmental assessment work. As such, it does not include all of the issues identified and discussed in the Environmental Assessment Report and should thus be read in conjunction with the rest of the report for a comprehensive understanding of the issues identified.

Cost (in R$)*
Issue #	Topic	Issue Identified
			Minimum	Middle	Maximum

Deficiencies identified in
the storage of Class I
1	Waste		R$8,086,364	R$20,215,977	R$32,345,590
(hazardous) solid wastes at
substations.

No Solid Waste
Management Plan
2	Waste		R$5,000	R$10,000	R$15,000
(SWMP) implemented at
CERON.

There is no updated and
complete Solid Waste
3	Waste		R$5,000	R$10,000	R$15,000
Inventory implemented at
CERON.

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Eletrobras System Distributor Privatization
PwC

Annex I - Issue and estimated cost summary chart (cont.)

Issue #	Topic	Issue Identified		Cost (in R$)*
			Minimum	Middle	Maximum

No evidence of any
specific PCB identification
test for transformers and
4	PCB/ascarel		R$75,040	R$112,560	R$150,080
other oil-containing
equipment in use at
company facilities.

		Risk of existing PCB and	Not measurable - The cost to dispose of ascarel waste is contingent, among
5	PCB/ascarel	cross-contamination in	other considerations, on the number of affected pieces of equipment, the
		other equipment.	treatment performed, and location of company facilities.

Lack of noise monitoring
6	Noise	at the substations.	R$207,700	R$207,700	R$207,700

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Eletrobras System Distributor Privatization PwC

Annex I - Point summary table and cost estimate (cont.)

Cost (in R$)*
Issue #	Topic	Issue Identified	Minimum	Middle	Maximum

Currently several facilities
7	Licensing	operate without the	R$1,747,628	R$2,621,442	R$3,058,349
proper operating licenses.

Noncompliance with the
8	Licensing	terms and conditions of	R$1,900,000	R$1,900,000	R$1,900,000
substation operating
licenses (e.g. biannual
monitoring reports).

No FBISC report/permit
9	FBISC	in place for CERON	R$8,118	R$8,118	R$8,118
substation facilities.

Potential lack of IBAMA
10	IFTR	Federal Technical		N/A
Registration (IFTR).

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Eletrobras System Distributor Privatization PwC

Annex I - Point summary table and cost estimate (cont.)

Cost (in R$)*
Issue #	Topic	Issue Identified
			Minimum	Middle	Maximum

Lack of containment
basins and oil-water
11	Wastewaters		R$3,658,000	R$7,316,000	R$14,632,000
separator boxes for power
substation transformers.

Water resources used in
12	Water Resources	substations without	R$8,147.75	R$8,147.75	R$8,147.75
appropriate licensing.

Water drinkability not
13	Water Resources	tested at facilities using	R$220	R$7,260	R$14,300
artesian wells.

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Eletrobras System Distributor Privatization PwC

Annex I - Point summary table and cost estimate (cont.)

Issue #	Topic	Issue Identified		Cost (in R$)*
			Minimum	Middle	Maximum

Potential water and soil
contamination resulting from oil-
contaminated materials currently
improperly stored at substation
facilities. Oil leakages in
transformers of inspected
14	Miscellaneous		R$850,000	R$6,120,000	R$11,390,000
substation facilities. TPPs
operating under free lease
arrangements with IPPs. Old TPP
facilities with a history of
contamination of soil and water
resources.

	Easement	No management and monitoring
15			R$180,000	R$180,000	R$180,000
	Strips	system in place for easement strips

Lack of a system to address
enforcement of contractual
	Procurement	standards and environmental
16				N/A
	Processes	requirements implemented by
distributor in its procurement
processes.

			R$16,731,217.75	R$38,717,204.75	R$63,924,284.75

*Costs are estimated based on the assumptions detailed in the Environmental Assessment Report dated May 5, 2017.

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Eletrobras System Distributor Privatization PwC

© 2017 - PricewaterhouseCoopers Corporate Finance & Recovery. All rights reserved. In this document, “PwC” refers to PricewaterhouseCo opers Corporate Finance & Recovery, a member firm of the PricewaterhouseCoopers network, or, as suggested by context, the network itself.

Each member firm of the PwC network is a separate and independent legal entity. Please see www.pwc.com/structure for further details on the PwC network.

May, 2017

Privatization of Eletrobras System Distributors

Product 8: Ceron Human Resources Evaluation Report

(Parts I and II)

Mais Energia B Consortium

To

National Bank for Economic and Social Development ("BNDES") Av. República do Chile n° 100 Rio de Janeiro - RJ

C/O: Ms. Lidiane Delesderrier Gonçalves — Manager of Agreement OCS 028/2017 May, 2017 Dear Sirs,

According to our service agreement OCS 028/2017 ("Agreement") executed between BNDES and the Mais Energia B Consortium ("Consortium") on 2/14/2017, we present the result of our work carried out in the context of Privatization of Eletrobrás System Distributors.

The result of our work is detailed in this document "Product 08: CERON Human Resources Evaluation Report ("Report"), dated May 2017.

Our work was developed solely for the purpose of advising the BNDES, as those responsible for executing and monitoring the process of privatization of utility companies by Decree 8.893, in CERON's evaluation, in accordance with the Agreement, and was based on information provided by CERON's management and on the premise that this information is true and complete. This information was not subject to testing or verification, except where expressly stated within the scope of our work.

In case the Report is to be accessed by third parties, it must be made available in full, so that the applicable safeguards and limitations are known.

Regards,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda., as leader of the Consortium

[Signed]	[Signed]
Regério Roberto Gollo	Marcio José Soares Lutterbach

_____________________________________________________________________________________ PwC | Loeser e Portela Advogados | Siglasul 1

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

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1. Executive Summary

     This report consists of the first part of the Human Resources Evaluation for Distributor Ceron, within the scope of the project "Eletrobras System Distributors' Privatization Process Evaluation" contracted by BNDES, through "AARH Electronic Trading Floor # 51/2016" invitation to bid with the Mais Energia B Consortium composed of PwC (consortium leader), Siglasul and Loeser e Portela Advogados.

     The documents prepared by Ceron between February and April 2017 were used to prepare the following analysis and indicators.

     In this report, we show information related to Ceron's staff considering the cut-off date of December 31, 2016. Some assumptions were made for the generation and analysis of indicators with respect to staff:

Considered: Employees Board members Commissioned positions Employees on secondment

Not considered:

Interns

Young Apprentices Pensioners Retirees on disability

Employees laid off through PID Employees laid off in December/2016 Deceased in December 2016 Transposed to the Federal government's staff Assigned Employees

     PwC's 2016 Benchmarking was used to compare the indicators. Indicators were compared with data from the Electrical Sector Panel composed of 18 companies in the sector. If data from this Panel were not available, indicators were compared with the General Market.

When evaluating the generated indicators, we verified:

• Considering the base date of December 31, 2016, the Distributor's workforce has 702 active employees. This group is composed mainly of men (80%), with an average of 46 years of age.

• Employees spent an average of 18 years in the company, and approximately 50% spent over 20 years in the company.

• Employees are distributed into four broad positions: middle-school level professional (1%), high-school level operational professional (33%), high-school level support professional (51%) and higher-education level professional (15%). Professionals with training under and beyond what is required in the public competition exist. The most common level is high-school degree (49%), followed by 36% of employees with a higher-education degree.

• The average turnover of the last 5 years was 3.10%, which is lower than that of the electric power market (approximately 7.00%). This indicator was impacted by layoffs resulting from the voluntary resignation programs in the years of 2013 and 2014 and by the hiring resulting from the process of insourcing of activities in 2015. The percentage of hours not worked due to leave in 2016 for Ceron was 2.73%, in line with the industry average (2.51%). Regarding the percentage of performed

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overtime, we observe that this indicator is better than the average of the general market: while in the last 5 years the Distributor has shown an average of 4.7%, the general market shows 5.3%.

• The Distributor's leadership is comprised of 41% professionals occupying higher-education level positions and 50% possessing up to 10 years in the company. The breadth of command (indicates number of employees per leader) is 6.8. This index is lower than that what is observed among electric power companies (13), representing an opportunity to optimize organizational structures.

• With regard to professional training, there was investment of approximately 22 hours/year and BRL 456.93 (average) per employee for dedication to training in 2016.

• Regarding personnel cost, we observed that the fixed remuneration of Ceron's employees contributes to the weight of the Total Cost, representing 65%. The total cost per capita for the Distributor is 20% lower than that shown by the electric power market.

• Regarding people management practices, the Distributor operates in an integrated manner with the other companies of the Eletrobras System. Consistent policies and practices are in place for performance appraisal, training, and compensation.

     The benefits practiced by Ceron are, in their totality, established in a collective agreement. It should be noted that the package offered is superior to that usually practiced in the private market and there is no differentiation between the benefits offered to managers and employees of the administration and operation.

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I. PART I

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2. Organizational structure

2.1. Organizational Chart:

Ceron's organizational structure, as of the base date of December 31, 2016, was organized as follows:

General Meeting
Supervisory Board
Board of Directors
Internal Audit ("CAD")
Executive Board
Office of the CEO (PR)
Regulatory Affairs and Special Projects Board (DR)
Planning and Expansion Board (DP)
Commercial Board (DC)
Financial Board (DF)
Management Board (DG)

*The board of allocation for 3 employees on secondment was not informed.

There is a large concentration of employees in some of the company's organizational units, while some departments have a low number of tied employees. Accordingly, opportunities for rationing the structure exist, with a reorganization of the departments, thus facilitating the communication flow and the decision flow.

2.2. Nature and assignments of bodies:

Collegial bodies
Bodies of representation, supervision and decision-making composed of representatives from both the public and private sectors.

General Meeting: The General Meeting, called and implemented in accordance with the law and with the Bylaws, has the power to decide on all business related to the purpose of the Company and to make decisions that it deems appropriate for its defense and development.

Internal audit: Verify compliance with the internal and external guidelines and normative acts by examining procedures, records, files, documents and information from the roles and activities carried out by the Company.

Board of Directors: The highest-level collegial decision-making body in the Company's management, whose purpose is to establish the general orientation of the Company's business through

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fundamental management guidelines, as well as the Company's upper management, by monitoring compliance with the guidelines established by it, monitoring enforcement of approved programs and checking the obtained results.

     Supervisory Board: Collegial body responsible for overseeing the acts of company managers and verifying compliance with the Company's legal and statutory duties, examining its financial statements, as well as other roles set forth in specific legislation.

     Executive Board: Ensuring regular functioning of the Company and, to this end, vested with powers of administration and management of corporate business, is able to deliberate on any matters related to the corporate purpose, except those that, due to their nature or under the Bylaws, are attributed to the General Meeting or the Board of Directors.

Upper management bodies: office of the CEO and boards

     Bodies responsible for the planning, coordination and control of their specific activities as defined in the Bylaws and in the Company Organization Handbook.

     Office of the CEO: The Office of the CEO is responsible, through the actions of the Chief Executive Officer, for the political-administrative orientation and representation of the Company.

     Regulatory and Special Projects Board: Planning, guiding, supervising, coordinating and controlling activities related to technical, commercial and economic-financial regulation, as well as those related to projects related to research and development, energy efficiency, ombudsman, special projects, in accordance with what is established in the concession agreement and current legislation.

     Planning and Expansion Board: The Planning and Expansion Board is responsible for planning, guiding, supervising, coordinating and controlling the activities related to the planning and implementation of the expansion of the electric distribution and subtransmission systems, in order to ensure fulfillment of the demand from the energy consumer market within the concession area, as well as activities related to environmental management and monitoring of the Company's activities.

     Commercial Board: The Commercial Department is responsible for planning, guiding, supervising, coordinating, deliberating and controlling activities related to commercial relations with consumers and activities related to statistics and market and energy purchasing projections, in accordance with the provisions of the Company's Bylaws, the Concession Agreement and Legislation.

     Financial Board: The Financial Board is responsible for planning, guiding, supervising, coordinating and controlling the activities related to general and cost accounting, accounts payable and receivable, budget, treasury, tax management, equity control, insurance, fundraising and investments.

     Management Board: The Management Board is responsible for planning, guiding, supervising, coordinating and controlling activities related to people management, training and development, occupational safety and medicine, labor and union relations, supplies and material management, information technology, organization and management methodologies.

On December 31, 2016, Ceron's workforce was composed as follows:

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	Category	Amount
a.	Employees in permanent positions	690
b.	Employees on secondment from other bodies and spheres	3
c.	Officials without ties to the public administration (Commissioned)	2
d.	Board members	7
e.	Assigned employees	28
Total (a+b+c+d-e)		702

In addition to the professionals above, Ceron's workforce include interns and young apprentices:

	Category	Amount
a.	Young Apprentice	28
b.	Interns	49
Total		77

2.3.	Profile of Positions and roles:

     Following what has been established in the Eletrobras System's Position and Compensation Plan ("PCR"), Ceron employees are distributed into four broad positions:

Levels of
Broad position		Role
complexity

		§	Administrative Assistant
Middle-school Level			Assistant Electrician
	I, II	§
Professional ("PF")			Driver

		§	Electrician-Driver,
High-school Level Support	I, II, III and IV	§	Administrative Support
Professional ("PMS")		§	Telecommunications Accounting Technician Technician

		§	Electrical Technician,
High-school Level Operational	I, II, III and IV	§	Work Safety Technician
Professional ("PMO")		§	Electronics Technician.

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		§	Lawyer Administrator
		§	Social Communication Analyst
		§	Information Technology and

		§	Archivist Communications Analyst
Higher-education Level		§	Social Worker
Professional ("PS")	I, II, III and IV	§	Accountant
		§	Economist
		§	Civil Engineer
		§	Electrical Engineer
		§	Work Safety Engineer
		§	Work Physician
		§	Organizational Psychologist

     Note: The PCR also defines the position of Professional Researcher, but this was not adopted by the Distributors.

2.4. Profile of gratified roles and positions in commission:

     Gratified roles are carried out by permanent employees who act in positions of leadership and advisory positions:

Category	Amount
Board Assistant	5
Director	3
Area Manager	51
Department Manager	21
Project Manager	3
Location Leader	8
COI Leader	3
Auctioneer	2
96

     In addition to gratified roles, Ceron has employees with no ties to the public administration, acting in a commissioned position (this contracting model is established in Article 37 subsection II of the Constitution).

	Category	Amount
Assistant to the CEO		1
Director		1
		2

In total, Ceron's staff has 98 employees in gratified roles and commissioned positions.

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2.5.	Relevant changes to the Organizational Structure:
2.5.1.	Incentivized Resignation Program ("PID")

     In 2013 and 2014 all distributors of the Eletrobras System implemented the Incentivized Resignation Program ("PID"). The following were considered eligible: employees who had a 20-year effective employment relationship with the distributor, considered in the month of termination and retired by the INSS regardless of the time of employment with the distributor. Membership was voluntary and depended on the initiative of the request for resignation by the employees.

87 employees were laid off, distributed into two stages:

Terminations were carried out in two stages:

  Stage 1 (July 2013 to December 2013): 81 terminations
  Stage 2 (January 2014 to November 2014): 6 terminations

Those terminated through the PID received the maintenance of the benefit of medical assistance for a determined period of time, according to the step in which they were laid off:

  Stage 1 - 60 months of medical care maintenance and
  Stage 2 - 12 months of medical care maintenance.

2.5.2. Approval of the new 2017 organizational structure

     On October 25, 2016, a change in the organizational structure of Ceron was approved. The new organization chart is as illustrated below.

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3. Staff profile

3.1. General information

Ceron has 702 active employees. The payroll for December 2016 includes, in addition to active employees, assigned employees, employees terminated in December 2016, a deceased employee in December, employees paid by the Union, totaling 751 people. We used the base of 702 active employees to calculate and analyze the indicators.

3.2. Demographic profile

3.2.1. Gender

Ceron's staff is composed of 80% men and only 20% of the work force is female. As the contracting regime is via public competition, the Distributor does not have specific policies to stimulate the hiring of women. However, the collective agreement has a "Gender/race/ethnic equity guarantee" clause that encourages, among other behaviors, dissemination of the guidelines contained in the II National Policy Plan for women.

It is also worth noting that, in administrative and management support roles, the percentage of women increases to 25%.

Therefore, even if it is not done through recruitment, it is possible to develop programs to encourage female careers as a way of promoting diversity.

Employee Concentration by Gender
20%
80%
Men
Women

3.2.2. Age

The largest concentration of employees (almost 60%) is between 35 and 55 years of age and the average is 46 years of age (just above the electric power market, which shows an average of 40 years of age). It is understood that professionals within this range are already mature professionals with extensive experience and therefore valuable to Ceron. It is likely that these professionals do not require further investment in basic training, but may need ongoing training for refreshing and/or improvement.

On the other hand, this can be a point of attention when implementing change initiatives. A company with younger characteristics may be more adaptable to new business models, new work formats and, most importantly, more prone to innovation.

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Concentration of employees by generation
58,83%
18,52%
22,65%
=> 56 years
35 to 55 years
=< Less than 34 years

Comparativo
Energy Panel Comparison
Average age
40 years old

3.2.3. Education level

More than half of Ceron's employees have at least a high-school degree (49%). The others are distributed among higher-education degree (36%), middle-school degree (5%), unfinished middle school (2%).

Employees with unfinished middle school education level were admitted to the Distributor before 1988, without a public competition, for positions in which a middle-school degree was not required (currently the unfinished middle school level position is not provided for in Ceron's Position Plan).

It is also worth noting that the division of education level is in line with what is shown by electric power companies.

Education level
Grau de escolaridade
Master's degree
Graduate level degree
Bachelor's degree
High-school degree
Middle-school degree
Unfinished middle school
1%
6%
36%
49%
5%
2%

Comparativo
Energy Panel Comparison
Education level
Middle school: 6%
High school: 5%
Higher education: 37%

3.3. Productive profile of the workforce

3.3.1. Distribution by position

The analysis of distribution data by position included 688 active employees, since data for professionals who occupy the positions of members of the Board of Directors, directors, commissioned employees and employees on secondment was not informed.

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As defined in the Position and Compensation Plan, Ceron's active employees are distributed among four types of broad positions:

- Middle-school Level Professional ("PF")
- High-school Level Support Professional ("PMS")
- High-school Level Operational Professional ("PMO")
- Higher-education Level Professional ("PS")

We emphasize that employees who did not join the PCR, employees on secondment, members of the Board of Directors, CEO and commissioned employees, do not fall into these broad positions and were considered under the "Other" category.

We observed that the workforce is focused in high-school or middle-school level positions; about 85% of professionals are allocated in these broad positions. Higher-education level professionals represent 14% and the middle-school level professionals represent 1%.

Concentration of employees by broad position
2%
1%
14%
33%
50%
Middle-school Level Professional
High-school Level Operational Professional
High-school Level Support Professional
Higher-education Level Professional
Other

3.3.2. Professionals with disabilities ("PCD")

The Quota Law (Law # 8.213 of July 1991) obliges companies to fill 2% to 5% of the staff positions with rehabilitated professionals or professionals with disabilities.

Ceron currently has 1.28% of employees in the PCD category, which does not meet the minimum quota required by current legislation, which determines the filling of 4% of the staff by persons with disabilities for companies with 501 to 1000 employees. This situation can generate labor exposure.

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PCD Quota
5,00%
4%
3,00%
1,00%
1,28%
-1,00%
Current quota
Target

3.3.3. Evaluation of education level by broad position

By cross-referencing the information on education level and broad position, we observed that among the active employees there are professionals with degrees that are both under and beyond what is required by the broad position.

We observe that 22% of the professionals in middle-school level professional positions have a higher-education degree. Similarly, there are 33% of higher-education level professionals in high-school level positions (29% of professionals with a higher-education degree employed as high-school level operational professionals and 26% employed as high-school level support professionals)

This point can be seen from two angles: this situation can cause discouragement, low motivation and, consequently, decrease of productivity and increase indicators such as absence rate and turnover. On the other hand, there is an opportunity for better utilization of these employees, who could perform more qualified roles.

Professionals with lower qualifications than those required by the position are part of the employees admitted without competition before 1988: they are employed without finishing middle school, occupying middle-school level positions (33%) and high-school level positions (5%), employees with only a middle-school degree occupying high-school level positions (13%).

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Position vs. Education Level

Cargo x Escolaridade
100%
80%
60%
40%
20%
22%
44%
33%
2%
29%
52%
11%
5%
8%
26%
64%
2%
7%
9%
84%
Middle-school Level Professional
High-school Level Operational Professional
High-school Level Support Professional
Higher-education Professional
Unfinished middle school
Middle-school degree
High-school degree
Bachelor's degree
Graduate-level degree
Master's degree

3.3.4. Service time:

Ceal employees have spent, on average, 14 years in the company. This indicator is in line with what is verified in the Electric Power Panel, where the average service time is 13 years.

Approximately 32% of employees have spent over 20 years in the company. The volume of knowledge accumulated by these professionals is extremely valuable to the company. On the other hand, they are probably the highest-paid employees, due to the benefits accumulated over time.

Even with a public competition held in 2014, with the possibility of calling admitted applicants by 2016, there is a low number of employees who spent up to three years in the company (15%). Ensuring the transfer of knowledge from the employees with more company time to the newer ones is a critical success factor.

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Headcount by service time
Efetivo por tempo de serviço
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
0%
1%
15%
28%
6%
50%
Less than 1 year
1-3 years
3-5 years
5-10 years
10-20 years
Over 20 years
Comparativo
Energy Panel Comparison
Average service time
13 years

3.3.5. Turnover:

The turnover indicator takes into account the admission and layoff data for the period considered, in addition to the total headcount.

The average turnover rate of the electric power market is 7.00%. We observe that Ceal has turnover rates lower than the average of the market in the last 5 years (approximately 3.10%).

Turnover in recent years has been influenced by two factors:

- Incentivized Resignation Plan ("PID") in 2013 and 2014.
- Hiring to meet the insourcing goal for some roles in 2015 and 2016.

In the year 2013 the turnover rate was influenced by the voluntary resignation program, which resulted in 87 terminations. In 2012, due to the volume of admissions resulting from the 2011 competition, Ceron showed turnover rates close to the average of the electric power market.

In the last 3 years, Ceron has shown quite low turnover rates. Although it implies admission and layoff costs, an adequate turnover rate within companies guarantees oxygenation of the staff, maintenance of productivity and motivation.

Turnover
120
100
80
60
40
20
0
8,00%
6,00%
4,00%
2,00%
0,00%
0,57%
0,34%
1,36%
6,07%
7,17%
1
7
5
20
1
92
112
11
2016
2015
2014
2013
2012
admissions for the year
terminations for the year
Turnover
Comparativo
Energy Panel Comparison
Average turnover
7.00 %

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3.3.6. Absence rate:

     The absence rate takes into account absence of the employee due to delay or unjustified absences and is shown as a percentage of the potential work hours that were not actually fulfilled.

     At Ceron, the average absence rate of the last 5 years analyzed was around 2.99%. When comparing this percentage with that of other companies in the Electric Power sector, we observe that it is in line with the average of this market.

	Ceron absence rate (as a percentage)

2016	2015	2014	2013	2012	Energy Panel Comparison
2.73%	3.17%	2.66%	3.37%	2.04%	Average absence
					2.51%

3.3.7. Employees on leave:

     In 2016, Ceron reported 4 work accidents. The leave periods were: 2 days, 2 days, 10 days and 90 days. No reasons for the leaves were reported in previous years.

3.3.8. Overtime:

     The average overtime rate per capita for the past 5 years analyzed year was approximately 70 hours per year.

     The collective agreement of the category provides for the payment of worked overtime hours under current legislation. The Distributor uses an hour bank, but did not prove that it is approved by the workers' union.

Overtime per capita (in hours)

2016	2015	2014	2013	2012
76.98h	72.20h	68.97h	59.46h	72.95h

     The average percentage of overtime in the past 5 years, which considers the number of overtime hours worked over the number of potential overtime hours has been maintained at an average of 4.7%. It should be noted that this overtime index is below what is measured in the general market (5.3%).

	Overtime (as a percentage)
					General Market
2016	2015	2014	2013	2012	Comparison

5.2%	4.9%	4.6%	4.0%	4.9%	Overtime
					5.3%

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3.3.9. Stability:

     Currently, the Distributor has 97 employees on Stability as provided for by the legislation or established in a collective agreement:

  CIPA members (Considering the 2015/2016 and 2016/2017 terms): 38 employees
  Workers' union directors: 52 employees
  Employees on leave in general: 7 employees
3.4.	Workforce Development
3.4.1.	Performance appraisal

     Ceron annually performs performance appraisal on its employees. The appraisal process covers Skills Appraisal and Targets Appraisal. The former consists of an Individual Appraisal of skills performed by the manager on the employee under his/her subordination. The latter relates to the results of the Business Goal as stipulated by the CMDE (Business Performance Targets Agreement) and Team Targets monitored through the Management in Sight ("Gestão à Vista") program. Skills and targets are assessed through the following concepts:

Skills
AE - Above Expectations
A - Meets
AP - Partially meets
NA - Dos not meet

Targets
S - Exceeds
A - Meets
AP - Partially meets
NA - Dos not meet

     The result is a combination of the results of skills appraisal and targets appraisal and is expressed as a number ranging from 1 to 16. This number reveals the employee's position in a 16-quadrant matrix. According to his/her position, the employee receives appropriate training actions and is eligible for promotion or salary raise by merit.

Source: Eletrobras System Performance Management System

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     Employees on leave during the appraisal cycle, commissioned employees, members of the Board of Directors and directors do not perform this performance appraisal model, and thus, only 671 employees participated in the 2016 cycle.

     By analyzing the results of the evaluations, we observe that almost 56% of the employees are appraised as at least "Meets" regarding targets. Targets are appraised as "Dos not meet," "Meets," or "Exceeds."

Skills		Targets
AE - Above Expectations	44%	S - Exceeds	18%
A - Meets	55%	A - Meets	29%
AP - Partially meets	1%	AP - Partially meets	53%
NA - Dos not meet	0%	NA - Dos not meet	0%

     Good market practices indicate that, on average, 70% of appraised employees receive a "Meets" grade, the rest being distributed between "Does not meet", "Partially meets" and "Exceeds" (the latter is generally limited to 5% of those appraised).

3.4.2. Training hours

     In 2016, Ceron accounted for 15,464 hours of training, representing an investment of 22.03 hours per year per capita (approximately 3 days) for dedication to training at a cost of BRL 320,764.14 (BRL 456.93 per capita).

     According to the Management Report, in 2015 the company invested BRL 600,000.00 in the education of its employees, performing 119 educational actions in person and remotely.

     It is possible to increase this volume of hours with the construction of a training and development plan by department and position, aiming at better qualification of the workforce and professional stimulation.

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Investment in training per capita
BRL 456.93
22,03
horas
22.03
hours
Hours
Amount
Investment

3.5. Leadership profile

Of the 1,128 employees, leadership represents 8% of the total headcount. Leaders are considered employees who perform the following roles:

- Director
- Area manager
- Manager
- Location Leader
- COI Operations Leader

Concentration of employees by level
Concentração de empregado por função
13%
87%
Leadership
Administrative and Operational

The breadth of command demonstrates, on average, how many employees exist under the responsibility of each leadership. The average breadth of command for Ceron, considering the number of employees at leadership levels and administrative and operational positions, is approximately 7 employees per leader.

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Comparative analysis with data from other companies in the electrical sector shows that in this market the practice is, on average, 13 employees for each leader, within the parameters considered ideal to ensure good reporting and control dynamics.

The correctness of the breadth of command can contribute to the optimization of the organizational structure, thus bringing productivity, improving the flow of processes and information and contributing to division of labor.

Ceron breadth of command (2016)
7

Energy Panel Comparison
Breadth of command
13

3.6. Leadership by position

The analysis of leadership distribution data by position included 85 active employees, since data for professionals who occupy the positions of members of the Board of Directors, directors, and commissioned employees was not informed.

Leadership is concentrated in higher-education level positions and high-school support (70%), but we see employees in positions of leadership who are in a high-school level operational and middle-school level position.

Concentration of leadership by position

17%
41%
42%
Middle-school Level Professional
High-school Level Operational Professional
High-school Level Support Professional
Higher-education Level Professional

Leaderships are distributed into the following positions:

Categories	Quantities
Directors	03
Area Manager	51
Department Manager	21
Project Manager	03
COI Leader	03
Location Leader	08

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3.7. Leadership education level

Approximately 81% of the leadership has a higher-education degree, with 18% having a graduate-level degree, although not all of them are in higher-education level positions. Thus, we can infer that there is a greater qualification of the company's leadership, with a possibility of re-fitting the staff with a new personnel planning. It is necessary to evaluate, in addition to academic level, the skills exercised by these professionals in order to identify whether or not there is an inadequacy in the occupation of these positions.

Leadership education level
Grau de escolaridade da liderança
Mestrado
Master's degree
3%
Graduate level degree
15%
Bachelor's degree
63%
High-school degree
19%

3.8. Leadership Service Time

We observe that approximately 50% of leadership positions are occupied by professionals with up to 10 years of service in the company. This indicator reveals that there is a balance between the presence of a younger leadership and a more mature workforce. The presence of younger professionals is essential and beneficial to the company in many respects, such as adaptability, propensity for change, entrepreneurship and innovation. More mature professionals can contribute with their experience and deep knowledge on the structure and processes of the organization.

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Leadership by service time

Liderança por tempo de serviço
47,2%
30,3%
18,0%
3,4%
1,1%
1-5 years
6-10 years
11-20 years
21-30 years
> 30 years

4. Personnel Cost

The analysis of Ceron's personnel costs was based on the reports from the December 2016 payroll. The costs shown do not include payment of 13th salary.

In the documentation of the reports provided by the Distributor, the following types of employment relationships were identified through the payroll (with receipt of some type of compensation):

	Category	Amount
ACTIVE	EMPLOYEE	688
	BOARD OF DIRECTORS	7
	COMMISSIONED POSITION	2
	SECONDMENT	1
INACTIVE	TERMINATED	1
	DECEASED	1
OTHER	TRANSPOSED TO THE FEDERAL GOVERNMENT'S STAFF	23
	ASSIGNED EMPLOYEES	28
	Total	**751**

Although considered active, 2 licensees and 2 employees on secondment are not paid through the payroll. Thus, the analysis shown below considers only the 698 employees considered to be active.

4.1. Compensation structure

Ceron's compensation structure consists of the following items:

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  Fixed pay:
  Salary - established according to the Position and Role Plan, according to positions and complexity. The current salary table is available in item 1.1, Part II.
  Compensation received for holidays, maternity wages, supplement for sickness aid or 13th salary (paid based on salary)
  Fees - paid to employees who exercise the role of Directors or Board members who do not receive a salary.
  Incorporated bonus - bonuses that have been incorporated into the salary and the employee does not fail to receive
  Bonus for service time - bonus incorporated into the salary paid according to the specific terms of the Distributor's collective agreement
  Variable pay:
  Considers the payment of Profit Sharing. The rules for this payment are described in Part II item 2.
  Benefits:
  Benefits paid in December 2016 include:

Health and Welfare Support		Education Support	Family Support

Continuous-use	medication	Educational aid	Babysitting aid
reimbursement
Eyewear and contact lens		Graduation reimbursement	Childcare aid
reimbursement
Gym aid		Graduate refund	Aid for children with special
needs/disabilities
Healthcare		School material aid	Funeral aid
Food aid*

Transportation aid

*Food aid amounts were estimated according to collective agreement.

The rules established for payment of the above benefits are specified in section 6 of this report.

Bonuses:

  Unhealthiness pay
  Hazard pay
  Hardship pay
  Night-time bonus
  Gratified role bonus
  Special board/council bonus

Other items (representing sporadic payments):

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• Overtime

• On-call

• Reimbursement of expenses

4.2. Cost with active employees

     The total personnel cost, considering active employees, for the month of December 2016, is BRL 7,261,426.40. In this amount, amounts related to the payment of 13th salary are not considered. We did not consider charges nor deductions:

Dec. 2016
Total personnel cost(BRL)* *considers gross compensation, without deductions and charges. In this amount, the following items are considered:	BRL 7,261,426.40

     By analyzing the cost structure, we observe that 65% is equal to fixed pay, 1% is Variable Pay, 15% are benefits, 13% are bonuses and 6% are equivalent to other items.

Personnel cost composition

Other items
Bonuses
Benefits
Variable pay
Fixed pay

Total Personnel Cost
Compensation Type	Total	Per capita
Fixed pay	BRL 4,714,262.53	BRL 6,753.96
Variable pay	BRL 69,757.20	BRL 99.94
Benefits	BRL 1,072,396.68	BRL 1,536.38
Bonuses	BRL 974,263.15	BRL 1,395.79
Other items	BRL 430,746.84	BRL 617.12

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Total	BRL 7,261,426.40	BRL 10,403.19

We observe that among bonuses, the most representative item is the hazard pay, equivalent to 68% of the amounts paid as bonus.

	Dec. 2016
Amounts paid as hazard pay (BRL)	BRL 664,493.82

When we divide the total personnel cost (which considers the above items) by the number of active employees, we arrive at the cost per capita. We observed that this indicator is 20% lower than the one practiced in electric power companies.

Ceron personnel cost per capita (excluding variable pay)
BRL 10,303.25

Energy Panel Comparison
Total monthly personnel cost per capita (BRL)
BRL 12,992.83

By analyzing the personnel cost per position, we find that the costs with employees in high-school level support and operational positions represent the largest part of the expenses. In the analysis below, employees that did not report broad position data, such as members of the Board of Directors, employees on secondment and directors, were categorized as "Other".

Personnel cost by broad position

50%
40%
30%
20%
10%
0%
1%
1%
36%
33%
38%
50%
23%
14%
2%
2%
Middle-school Level Professional
High-school Level Operational Professional
High-school Level Support Professional
Higher-education Level Professional
Other
% employees by broad position
% personnel cost by broad position

4.3. Interns and apprentices

In addition to employees, interns and apprentices are on the payroll.

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Relationship	Amount	Costs
Apprentices	28	BRL 17,387.92
Interns	49	BRL 68,729.36

     The internship program includes higher education students in areas of interest to the company who have completed at least 50% of their programs.

     Interns are entitled to receive a compensation to the amount of BRL 526.31, in addition to transportation aid to the amount of BRL 159.06 and meal aid of BRL 190.96 per month; annotation in their Employee Registration Books and personal protective equipment when use is required.

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5. Collective agreements

     The collective agreement is nation-wide and its clauses cover all six Distributors analyzed. There are other documents supplementary to the collective agreement. Over the years, the definitions established in previous years have been maintained.

Document

2016 - 2018 Collective agreement Nation-wide commitment agreement

2016 -2018 Specific collective agreement Specific commitment agreement

Specific clauses of the Collective Agreement by distributor Specific commitment agreement

Scope Its clauses cover all Distributors Ceron-specific clauses

5.1. Salary readjustment

     With respect to salary raises, in the current agreement the readjustment was of 9.28%. It is common to set the 5% downpayment on the base date of the category (May), and the difference between the downpayment and the percentage increase negotiated in the agreement is paid retroactively.

	Collective Agreement	Salary readjustment percentages
	2012-2013	6.60%
	2013-2015	7.90%
	2015-2016	8.18%
	2016-2018	9.28%

5.2.	Benefits

     With respect to salary raises, in the current agreement the readjustment was of 9.28%. It is common to set the 5% downpayment on the base date of the category (May), and the difference between the downpayment and the percentage increase negotiated in the agreement is paid retroactively.

	Collective Agreement	Salary readjustment percentages
	2012-2013	6.60%
	2013-2015	7.90%
	2015-2016	8.18%
	2016-2018	9.28%

5.3.	Payment of other bonuses

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     In addition to the benefits, the collective agreement and its respective specific agreements establish clauses regarding payment of bonuses. The following are the main aspects:

Clause Hardship pay	Agreement description Payment of 7.5% on base salary, plus Bonus for service time, for employees in continuous rotating shifts.

Unhealthiness pay

Basis of calculation will be the lowest salary of Eletrobras' salary matrix. It is limited to the 40%, 20% and 10% percentages according to the degree of unhealthiness classified according to maximum, medium and minimum levels.

Night-time bonus	Payment of bonus for employees' extended hours, provided that they fully fulfilled their shift in the night period.
Hazard pay	Indicates the adoption of the payment criterion set forth in Law 12.740/2012 for employees admitted before 12/8/2012.
Overtime Substitution gratification

Calculated according to the percentages applied in the relevant legislation.

Non-cumulative grant of Gratification for role to formal substitutes of an official gratified management position for a period of more than 10 days, to the amount valid in the payment month.

13th salary	50% advance payment may be requested on the annual holiday schedule and should be received together with the holiday payment.
Bonus for service
time ("ATS")	It will pay employees a bonus per year of uninterrupted service rendered.

Electrician/driver gratification ("GEM")	Driver gratification to electricians in the usual exercise of the Electrician/Driver role.
1/3 of the normal hour for employees on-call under applicable legislation.
On-call

Holiday gratification	Holiday gratification payment of 75%

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6. Outsourcing

     Historically, the Distributors have practiced labor outsourcing to perform certain roles. This outsourcing is contracted and managed by the contracting department, by the contract manager. Accordingly, there is no characterization of an employment relationship with outsourced professionals.

     In 2013, legal decisions were made to replace outsourced labor (legal decisions and decisions from judgments 2132/2010 - TCU-Plenary Sitting - and 2303/2012 - TCU-Plenary Sitting). Ceron has designed a project to prioritize such labor.

     Currently, Ceron has a total of 1,715 outsourced workers, has hired 109 for the position of grid electrician to meet the demand for insourcing and there is a proposal to perform insourcing on 1,142 positions in the following positions:

Positions		To be Hired
PF-ASSISTANT ELECTRICIAN		335
PF-METER READER (TO BE PHASED		195
OUT)
PMS-ELECTRICIAN DRIVER		435
PMS-ADMINISTRATIVE ASSISTANT		48
PMS-ADMINISTRATIVE	ASSISTANT	105
(CONSUMER SERVICE)
PMO-ELECTRICAL TECHNICIAN		16
PMO-SAFETY TECHNICIAN		4
PS - ELECTRICAL ENGINEER		4

     It is important to note that Law 13.249/2017, which regulates outsourcing in companies, is being discussed and has not yet been promulgated, so the exercise of activities by outsourced professionals may represent a labor exposure and the need for insourcing should be considered.

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7. Aspects related to health and safety

     In addition to specific clauses on health and safety defined in a collective agreement, Ceron has policies and standards aimed at preserving the health and safety of its employees. The main aspects related to the topic are shown below.

7.1. Verification of existence of health and safety policies and procedures

     Ceron follows the health and safety policies and procedures established by the Eletrobras System, which are an integral part of the PPRA and PCMSO.

7.2. PCMSO Analysis

     Ceron submitted the document for the preparation and implementation of a valid Occupational Health Medical Control Program ("PCMSO"), which was prepared in October 2016.

     The document covers both employees of the capital and those of the rural areas and classifies the activity of the Distributor as risk degree 3. The following are the main aspects analyzed in the document:

Aspects analyzed				Classification
Clear goals
Risk degree
Describes actions to promote health
Describes tests to be performed
Recognition of environmental risks
Procedure in case of accident
Responsibilities
Has descriptions for positions and roles
Has performance indicators
Schedule of actions
Expected to disclose results
Key: showed evidence		ï insufficient information	× did not show evidence

7.3.	PPRA Analysis

     Ceron submitted the document for the preparation and implementation of a valid Environmental Risk Prevention Program ("PPRA"), which was prepared in November 2016. The Distributor has a single PPR that covers all of its Units.

Aspects analyzed Clear goals Roles and responsibilities Has performance/goal indicators Schedule of actions	Classification

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Expected to disclose results
Description of risk recognition, monitoring and control
Describes physical, chemical, biological, ergonomic and accident risks
Assesses chemical risks
Assesses biological risks
Assesses ergonomic risks
Assesses risk of accidents
Assesses environmental noise risks
Assesses environmental lighting risks
Has descriptions for positions and roles
Describes PPE used
Describes prevention measures
Key: showed evidence	ï insufficient information	× did not show evidence

7.4.	Verification of completion of occupational medical examinations

Aspects analyzed		Classification
Annual periodic examinations
Admission examination
Termination examination
Key: showed evidence	ï insufficient information	× did not show evidence

7.5.	Internal Committee on Accident Prevention ("CIPA")

     Ceron has an active CIPA, as established in NR-5. A CIPA is established for each of the different locations of the distributor. Currently, 21 elected employees are fulfilling their term.

     According to the documents provided, CIPA meetings take place periodically and have minutes recording the decisions.

7.6. Survey of work accidents (with/without leave) and opening of CAT (Work accident communication)

     The Distributor has evidence of being in compliance with the need to open a "CAT" (Work accident communication) when work accidents occur. In 2016, 4 work accidents were reported, with opening of CAT. The leave periods were: 2 days, 2 days, 10 days and 90 days.

7.7. PPE Delivery Verification

     Ceron showed evidence that it performs PPE delivery control for employees who need this type of equipment and perform the following roles: • Assistant electrician

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  Electrician driver
  Electrical engineer
  COI Leader
  Location leader
  Distribution system operator
  Electrical technician
  Work safety technician
  Electromechanical technician
  Electricity technologist.
  Assistants and administrative managers who work in an environment of exposure to risk.

7.8. Occupational Safety Technician Performance

Ceron has in its staff eight professionals who act as work safety technicians.

7.9. Mandatory training

     Mandatory health and safety training depends on the activities performed by the employees, which can expose them to different risk situations.

     Ceron offers its employees the following training sessions, according to the activities carried out: Regulatory Standard 10 (NR10), Regulatory Standard 35 (NR35). The mentioned training must be performed every two years.

  NR10 - Training performed by employees who perform activities related to the electrical system.
  NR35 - Training performed by employees who perform activities in high altitude.

In 2016, 330 employees underwent safety training, including NR10 and NR35.

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II. PART II

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1. Position and Compensation Plan ("PCR")

The Eletrobras system adopts a single Integrated People Management Plan, which shows, among other actions, a unification of the Position, Career and Salary Plans. Accordingly, all System Distributors follow the same Career and Compensation Plan ("PCR") based on four dimensions:

Career
Positio
People Management
Compensation
Performance

The main strategic guidelines established in the PCR are:

- Career and Compensation Plan based on skills and results.
- Grouping of skills by means of professional performance axes and associated processes.
- Adoption of the concept of broad positions by education levels.
- Adoption of job structure composed of up to four (4) levels of complexity.
- Standard salary structure with all Eletrobras System companies.
- Performance evaluation focusing on skills and results.
- Standardized career advancement criteria.

The main aspects of the Plan are described below:

The Professional Performance Axes reflect the nature of work present in the Organization, but are not conditioned to organizational structures and/or organizational charts. They are composed of interdependent macro-processes of the same nature, which generate added value for clients and/or shareholders. Namely:

- Generation
- Transmission
- Distribution
- Business support
- Research and Innovation
- Integrated Management
- Management of Investments and federal programs

The PCR defines five broad positions that unfold into complexity levels I, II, III and IV. These complexity levels differ in terms of autonomy, scope of performance/responsibility, problem solving and knowledge application:

Broad position	Levels of complexity
Middle-school Level Professional ("PF")	I, II
High-school Level Support Professional ("PMS")	I, II, III and IV

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High-school Level Operational Professional ("PMO") Higher-education Level Professional ("PS") Professional Researcher ("PP")

I, II, III and IV
I, II, III and IV
I, II, III and IV

     Broad positions shall be unfolded in occupational spaces with the purpose of giving flexibility to the professionals to assume different roles in the Organization and, thus, to allow greater alignment between the performance of the professional and the expectations and needs of the person himself/herself and the Organization by respecting the specific requirements of each training.

     Occupational spaces define specific assignments, skill and training requirements, given the characteristics of organizational processes and professional regulations.

1.1. Compensation Structure

     Each of the five broad positions defined in the Career and Compensation Plan of the Eletrobras System has its respective salary scale. The salary scale consists of "ranges" that are divided into steps: Ranges: Reflect each of the complexity levels established for the positions.

     Steps: The number of steps per range varies due to the established wage spread (guided by internal and external market information) and adherence to the methodology present in the requirements for accessing the complexity levels of each position.

1.2. Growth Rules:

     Employees can undergo horizontal growth (advancing through steps) or vertical growth (advancing through ranges).

     Horizontal growth: The salary evolution of the employee within the same complexity level which the professional is currently in. This change is conditioned to the result of the Performance Appraisal and the availability of funds. Horizontal growth can be done over one (1) to three (3) wage steps.

     Vertical growth: The rise of the employee to the complexity level immediately above that of his/her current level. Vertical growth may occur during the twelve (12) months subsequent to the Performance Appraisal, subject to the defined access requirements for seniority promotion and availability of funds and vacancy for this purpose.

Employees shall be ensured at least one (1) and at most four (4) salary growth steps.

     Promotion due to Seniority: An automatic advance corresponding to a ½ salary step advance. The level advance will correspond to a lateral (from column A to B) or diagonal (from column B to A) growth in the salary scale and will occur after the employee stays for 24 months at the same salary step. That is, if he/she does not advance due to other criteria.

     After the employee stays for 24 months in the last step (column B) of the complexity level to which he/she belongs, the employee shall be entitled to a diagonal level advance. Level growth will only occur in the following cases: _ From Level I to Level II.

_ From Level II to Level III.

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     Below is an illustration of advancing within the salary scales of the positions, to be executed according to professional ascension criteria for the career:

Vertical Growth

Complexity Levels / Value
Addition

Horizontal Growth

1.3. Access requirements:

Each complexity level of broad positions has specific access requirements.

Level of Complexity I	Access requirement Access by public competition, without experience requirement.
II	Time spent in the previous complexity
Result of performance appraisals in the last 3 years.
III	Time spent in the previous complexity
Result of performance appraisals in the last 3 years
IV	Board Approval Existence of vacancy.

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2. Variable pay

     The Eletrobras system defined a policy for sharing the company's profits with employees ("PLR"). The maximum amount to be distributed is up to two salary payrolls of the relevant year for each company that signed the system.

This payment of profit sharing is carried out in accordance with two stages.

			Impact on the amount to
Stage		Targets
			be distributed

	Holding company's net income target		25%
STAGE 1

PROFITABILITY	EBITDA target per company		25%

	Business Performance Target
	Agreement:
STAGE 2	-	Availability and Generation
	-	Availability of transmission lines
OPERATIONAL			50%
	-	Deducted Variable Portion on
TARGETS	transmission
	-	Score obtained at ISE Bovespa

Achievement of targets can be proportional, with specific criteria for each.

     Once the assessment of all targets linked to PLR payment have been made, this will be paid 50% in a linear manner and 50% distributed in proportion to the pay of each employee. Permanent employees will be entitled as long as they have been in the company since January 1 of the year related to the PLR, as well as employees on secondment and assigned employees, provided that they do not receive PLR from their original/assignee companies. If any of these employees mentioned above has interrupted their employment contract throughout the reference year, they will not receive the PLR. If they work partially during the year due to their date of admission, retirement, dismissal without just cause, termination or leave, they will receive the PLR in a proportional way.

     Hours worked by the employee versus the total hours required by his/her position, by deducting holidays, maternity leave and occupational sick leave or work-related accidents shall be equal to or greater than 95% for him/her to be entitled to receive his/her PLR.

     Note 1: Scales having the levels of compliance with the holding company's net profit targets, EBITDA per company and operational targets are included in the PLR normative documents.

     Note 2: There are points that are still diverging between the companies and workers' unions to be later checked.

3. Benefits

     As informed in Part I session 4, Personnel Costs, Ceron provides its employees with a series of benefits, part of which is established in a collective agreement, and part is offered at the company's discretion.

     Practices generally adopted by the market were not identified, such as differentiation of benefits for management positions.

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     Benefits established in a collective agreement (whether in the nation-wide agreement, in the nationwide commitment agreement, in the specific agreement of the Distributors or in Ceron's specific agreement.

Benefit Food/Meal Aid

Current amount

13 to 16 booklets/year with 29 units having a value of BRL 37.82.

Reimbursement of up to BRL 449.29/month per dependent, for dependents up to 17 years of age, not cumulative with childcare aid, in protection of the academic period (middle-school, high-school and/or technical school).

Educational Aid	Reimbursement for expenses with school uniforms and supplies for full scholarship recipients (limited to the amount of two monthly tuition installments)

Holiday gratification Childcare/ Preschool/ Babysitting Aid

Holiday gratification payment of 75%

Reimbursement of BRL 599.05/month per dependent for dependents aged 6 months to 6 years (limited to the amount of two monthly tuition installments).

Compensation supplement, including thirteenth salary, to an amount

Work sickness/accident aid	corresponding to the difference between monthly compensation and the benefit received by social security as work sickness/accident aid.

Reimbursement of proven expenses with PCD dependents up to a limit of BRL
PCD	843.65.
Reimbursement of funeral expenses up to the limit of BRL 4,921.28 and
Funeral Aid	BRL 9,842.57 for death due to work accident.
School material reimbursement Leave for victims of domestic violence Patient companion leave Leave due to death of step-father or step- mother

Up to the limit amount of two monthly tuition installments for the educational aid or childcare aid.

Paid leave of 3 to 5 days to workers.

Medical companionship for relatives or healthcare plan dependents: from 1 to 30 days subject to submission of medical certificate or medical report.

Up to 5 days.

1/3 of the normal hour for employees on-call under applicable legislation.
On-call

Annual Supplementary Bonus

1% on base salary for each completed work year. (Employees admitted as of 5.1.2004 will be granted the five-year supplementary bonus on the base salary for every 5 worked years, limited to 7 five-year periods.

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University course incentive	Partial reimbursement of expenses with undergraduate education for employees who do not yet have this education level. 90% reimbursement up to the limit of BRL 605.85.

Physical activity incentive	Reimbursement up to the limit of BRL 94,58. Medical aid, hospital aid, laboratory aid and dental care plan to all employees and dependents. (5 times the wage floor 6% deduction, 5 to 7 times the wage
Healthcare

floor 18%, 7 to 9 times the wage floor 27%, 9 to 10 times the wage floor 36%, above 10 times the wage floor 45%). In the year 2016, the Healthcare Plan (PPRS) had an annual cost of BRL 13,919,784.00.

For chronic conditions such as diabetes and heart diseases such as

Continuous-use medication reimbursement	hypertension, arrhythmia, congestive heart failure, medicine for an child with special needs, for a total of BRL 301.28. As a premium when an employment contract is terminated, to an amount
Incentive to retirement

equivalent to 1 time their base salary received in the month of retirement for each year of service in the company, limited to the payment of 10 salaries.

11.62 times the base salary of each employee up to the limit amount of BRL 54,085.00 per natural death or total permanent disability due to illness and to the amount of 23.24 times the base salary of each employee up to the limit of

Group life insurance

BRL 108,170.00 for accidental death of any nature or permanent disability resulting from an accident. (The company will pay 50% to 60% of the cost of group life insurance and the employee will pay the 40% to 50% difference).

The Distributor will provide it to those who opt for it, observing the legal and
Transportation	regulatory standards that govern said system.

Full refund of expenses incurred with medicines in the case of work
Medication reimbursement	accidents, occupational diseases and cancer when said medication is for the treatment of the disease.
It shall be granted to employees subject to continuous rotating shifts at the
Snack Voucher	unit value of 50% of the meal voucher.

Hospital Medical Treatment	The Distributor shall pay for medical and hospital treatment expenses not covered by the healthcare plan for victims of work accidents and occupational illness.
Medication for injured employees

The Distributor shall pay for 100% of the amount of medication for work accident victims.

Expenses with glasses (lens and frame) or contact lenses for active employees, within the established limits, are reimbursed: Frame - reimbursement of up to BRL 110,52

Eyewear and contact lens reimbursement*	Single-vision lenses - Refund of up to BRL 95,49 Multifocal lenses - reimbursement of BRL 181.25 Contact lenses - reimbursement of up to BRL 149.21

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Other incentives offered:

Private Pension Plan - Eletrobras CERON, through the CERON CD PLAN, offers its employees the Supplementary Pension Plan for Predefined Contribution ("CD"). Monthly contributions from employees, together with the company's participation, will create a savings account, enabling the employee to receive a supplementation to his/her retirement when retiring. In 2016, no standard contributions were made by the company for constituting mathematical reserves of the private pension plan.

Employee Profit Sharing (PLR) - Eletrobras grants PLR to its permanent employees after the end of each financial year, provided that the goals established in the Agreement Instrument are reached. Guidelines for the distribution of profit sharing are negotiated with the entity representing the employees, and comply with the provisions of the Resolution of the Board for Coordination and Control of State Enterprises ("CCE") # 10/1995 and Law # 10.101/2000.

Quality of Life Program - In order to improve and ensure quality of life to its employees, the company annually signs an agreement with SESI/AC regarding a quality of life and active leisure program, with the creation of interest groups related to dance, sports, culture, and other branches of entertainment, where employees can exchange experiences and perform on festive occasions.

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4. Performance Management

     The Performance Management System is a standard in all Eletrobras System companies. This process is composed of two concurrent programs which are the "Skill Assessment and Development Program" ("PADC") and the "Results Evaluation and Improvement Program" ("PAMR").

     Distributors are in the fifth evaluation cycle but there still are aspects of the model that have not been fully implemented.

     Through the PADC, skills classified as "Organizational Skills" are evaluated. Specific skills have not been defined and, therefore, are not evaluated. In addition to undergoing evaluation by their direct leader, employees perform their self-assessment (without any weight on the final result). The 360o evaluation model was not implemented.

     Through the PAMR, organizational results are monitored on a corporate and team level. These results are measured by targets defined at the beginning of the evaluation cycle. Throughout the cycle, they are monitored with regard to their achievement. Currently the business targets represent 30% of the evaluation and team goals represent 70%.

     The evaluation cycle is annual. The result of the evaluation is expressed through a grade and can be visualized in the Performance Classification Matrix.

In Skills

Grade	Description	Scale
Does not	The employee shows performance in skills well below the	0
meet	defined standard
Partially	The employee shows performance in skills approaching the	1
meets	defined standard
Meets	The employee shows performance in skills in accordance	2
	with expectations regarding the defined standard
Meets above	The employee shows performance in skills above	3
expectations	expectations regarding the defined standard

In Results

Grade	Description	Scale
Does not	The employee shows performance in results well below the	0
meet	defined standard
Partially	The employee shows performance in results approaching	1
meets	the defined standard
Achieves	The employee shows performance in results in accordance	2
	with expectations regarding the defined standard
Exceeds	The employee shows performance in results above	3
	expectations regarding the defined standard

4.1. Performance Matrix:

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5. Training and Development

     The educational model of Eletrobras distributors for planning and executing educational actions is formally described in its standards (Corporate Education - Planning and Execution and Development and Training of People) and in the Corporate Education Plan of UNISE ("Universidade das empresas da Eletrobras").

     The management of educational actions has a hierarchical structure defined both at Eletrobras' corporate level and in local development structures in the distributors. The general guidelines of the educational model are defined by corporate and deployed locally, maintaining strategic alignment among the different companies, while specific demands of the distributors are met by the local corporate education unit.

     Eletrobras' educational model is structured based on management by skills. In the process of preparing the educational plan, priority skills for the organization are defined based on the business strategy. The educational model is also integrated with other people management practices such as performance management, job and salary plan, and leadership development by promoting strategic alignment among human resources actions.

     The corporate education of Eletrobras companies is organized into two organizational structures that act in a complementary way:

  UNISE (Universidade das empresas da Eletrobras): concentrates the role of conducting educational actions that are common to the group companies. The planning of educational actions of UNISE is described in the Corporate Education Plan, as well as guidelines for the enforcement of educational actions.
  Corporate Education Unit of each member company: is responsible for meeting the demands of developing the specific skills of each company, aligned with its strategy and UNISE guidelines. This fulfillment is performed through the drafting of a local Corporate Education Plan, which is built from the individual development plans of each employee and according to the guidelines of the Business and Management Plan of each company.

     Educational actions can be categorized as internal when performed at the company's premises and with in-house instructors; external, when performed by an external provider and can be performed inside or outside Eletrobras facilities; introductory educational action, which aims to integrate new employees into the organization; and educational contractual training actions resulting from contracts with equipment or software suppliers who demand training of employees. Distributors also feature brief distance education courses offered by Corporate TV (LUME).

     To monitor the quality of training and contribute to continuous improvement, reaction assessments and impact assessment should be applied to each training. And at the managerial level, educational actions are accompanied by monthly reports and quarterly reports directed to the Executive Board.

     Criteria for employee participation and certification are clearly defined in the standards and standardized forms procedures. The justifications accepted in case of withdrawal are also listed in the standards, as well as penalties in case of abandonment, failure or termination from the company. Formalization of the process ensures greater transparency and equality to employees, aiming to ensure equal opportunity of participation and development to employees.

     Analysis of the documentation provided by the Distributors regarding training and development shows that Eletrobras' corporate university offers consistent programs for developing leadership skills, as well as management, strategy and some aspects related to the operation, among other topics.

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     Training offered by the Distributors, due to budget constraints, is more focused on operational aspects and compliance with mandatory training. We observed that for these development actions the Distributors frequently use the agreement with S. System institutions.

6. Organizational Climate

     The Organizational climate survey aims to monitor the employees' satisfaction and commitment to the company, as well as to identify training needs, personal/managerial development and to seek alignment of the culture with the actions carried out by the company.

     All Eletrobras System Distributors conduct the survey every two years by evaluating the following aspects:

	People	Philosophy of	Work
Motivation
	Management	Management	Environment

	Corporative	Organizational
Identity	education	Clarity
Work Conditions
Leadership	Career and	Communication
	Remuneration		Occupational
Interpersonal		Institutional	Safety
relationship	Benefits	Image	and Health

	Recognition	Sustainability

     The result of the survey is expressed through the Favorability Index, which is the result of the average obtained in the four evaluated dimensions.

     In the last edition of the survey, conducted in 2015, Ceron's favorability index was 69.15%, which is in line with the Eletrobras system average.

     During an interview with human resource leaders, it was reported that, currently, climate-related attention points are the lack of motivation in view of the insourcing prospect and the overload of the workforce (due to a reduction in the number of employees).

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General Favorability Index (%)
100
90
80
70
60
50
40
30
20
10
0
71.03
69.15
68.77
67.14
66.13
65.58
69.03
Boa vista
Ceron
Eletroacre
Amazonas
Ceal
Cepisa
Average System Eletrobras

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OCS AGREEMENT #028/2017 – BNDES

NATIONAL BANK FOR ECONOMIC AND SOCIAL DEVELOPMENT ("BNDES")

Product 4: Executive Report – CERON

BASE DATE: December 31, 2016

MAIS ENERGIA B CONSORTIUM

JULY 2017

To

National Bank for Economic and Social Development ("BNDES") Av. República do Chile, 100 Rio de Janeiro - RJ

C/O: Ms. Lidiane Delesderrier Gonçalves — Manager of Agreement OCS 028/2017 May 2017

Dear Sirs,

According to our service agreement OCS 028/2017 ("Agreement") executed between BNDES and Mais Energia B Consortium ("Consortium") on 2/14/2017, we present the result of our work carried out in the context of Privatization of Eletrobrás System Distributors.

The summary of the outcome of our work "Product 04: Legal Due Diligence Report" for CERON ("Report"), dated May 2017, is detailed in this document.

Our work was developed solely for the purpose of advising the BNDES, as those responsible for executing and monitoring the process of privatization of utility companies by Decree 8,893, in CERON's evaluation, in accordance with the Agreement.

In case this Report is to be accessed by third parties, it must be made available in full, so that the applicable safeguards and limitations are known.

Regards,

Loeser e Portela Advogados, as member of the Consortium

[Signed]	[Signed]
Fernando Loeser	José Augusto Sollero Figueira

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

TABLE OF CONTENTS
INTRODUCTION		4
EXECUTIVE REPORT		7
A.	REGULATORY ASPECTS	7
B.	CORPORATE ASPECTS	9
C.	FINANCIAL AGREEMENTS	9
D.	OPERATING AGREEMENTS AND OBLIGATIONS	10
E.	INTELLECTUAL PROPERTY	10
F.	INSURANCE	10
G.	LABOR ASPECTS	11
H.	CIVIL, COMMERCIAL, EQUITY AND CRIMINAL LITIGATION	12
I.	TAX LITIGATION	13
J.	REAL ESTATE ASPECTS	14

* * *

Legal Auditing Executive Report Introduction INTRODUCTION	CERON Page 4/15

1. This Executive Report ("Report") was carried out as part of the structuring of the privatization operation for Centrais Elétricas de Rondônia S.A. ("CERON" or "Company" or "enterprise"), in accordance with the Invitation to Bid corresponding to AARH ELECTRONIC TRADING FLOOR #51/2016 - BNDES - ITEM 1 - "SERVICE B" (economic and financial assessment and legal, accounting, technical-operational and other specialized professional services).

2. In this context, the NATIONAL BANK FOR ECONOMIC AND SOCIAL

DEVELOPMENT (BNDES), through its Bidding Department, pursuant to the provisions of Law #10,520 of 7/17/2002; Decree #5,450 of 5/31/2005; Supplementary Law #123 of 12/14/2006; Decree #8,538 of 10/6/2015; Law #13,303 of 7/1/2016; and DIR Resolution #3.063/2016 (BNDES System Bidding Regulation) provided for the hiring of a company to provide the specialized services described above.

3. Loeser and Portela Advogados, an integral part of the Mais Energia Consortium, together with PricewaterhouseCoopers Corporate Finance & Recovery Ltda., PricewaterhouseCoopers Serviços Profissionais Ltda. and Siglasul Consultoria Ltda., pursuant to OCS Agreement #028/2017, executed on February 14, 2017, was contracted to advise BNDES on the structuring of CERON privatization operation ("Operation"), specifically with respect to (i) legal aspects related to the structuring and implementation of the Operation; as well as (ii) carrying out limited legal due diligence work through sampling with respect to the Company, which is contemplated in this Executive Report.

4. This Legal Due Diligence resulted in the preparation of this Report, and includes the analysis and assessment of information and documents to identify any issues that may significantly alter the accounting position and/or market value of CERON with respect to the following aspects:

(i)	corporate, civil and regulatory matters. Tax, labor, social security and environmental aspects (compliance) were carried out by the advisors responsible for the analysis in these departments, and are reflected in their respective reports;
(ii)	existing litigation within the administrative and/or legal spheres that affects, or may affect or is in any way related to CERON, and the description must contain the details on the litigation, its probable outcome and the amounts involved;

Legal Auditing Executive Report Introduction	CERON Page 5/15

(iii)	status of the assignment and ownership of real estate and equipment registered or likely to be registered in CERON's property, plant and equipment, and the regularity of the respective documentation, including before public records, pointing out any existing liens or encumbrances; and
(iv)	gathering public information needed to carry out this service.

5. Lastly, this Report was prepared at the request of BNDES and is addressed only to our client (BNDES), and no other person or entity other than BNDES should rely on it; reference to this Report is also prohibited in any other document, as well as its registration or submission to third parties without our prior and explicit authorization and consent. Notwithstanding the foregoing, and provided that the client-attorney relationship (and related rights and obligations) is limited exclusively to BNDES and our firm, (a) BNDES and its advisors may use this Report for analyzing the legal feasibility of the Operation, for its economic and financial structuring and related purposes; and (b) this Report may be sent or disclosed to third parties, at BNDES' sole discretion and liability, which logically includes full disclosure to potential stakeholders in the Operation and their respective advisors.

6. The legal audit, carried out in the period from March 6 to May 12, 2017, was based on documents and information provided by CERON related to the Company.

7. The date of 12.31.2016 was set as the base date for issuance of the respective report of the legal audit performed ("Base Date"). It should be noted, however, that some of the information contained in this Report, as expressly indicated therein, may refer to events occurring after the Base Date.

8. The content of this Report is limited to information obtained through the procedures described below, subject to the restrictions listed.

9.	The legal audit was conducted according to the following methodology:
	(a)	submission of initial request for documents and information to representatives of CERON designated to attend the audit process;
	(b)	submission of requests for additional documents and information, based on information obtained during the investigation process;
	(c)	interviews, meetings and contacts with CERON employees working in the various sectors and units of the company, especially those related to the legal and accounting departments;

Legal Auditing Executive Report Introduction	CERON Page 6/15

(d)	obtaining data extracted from CERON's process control system;
(e)	analysis of the documents and information made available.

10. It is assumed that (i) all copies made available by CERON match the originals; (ii) such documents, except when explicitly stated in this report, are complete and authentic; and (iii) the signatures therein belong to persons empowered to represent the respective parties.

11. In some cases, as usual in all legal proceedings, the level of detail in this Report was compromised by the (partial or total) absence of CERON's information and documents, especially related to Civil, Tax and Labor Litigation.

12. This Report is not intended to cover all legal aspects related to CERON, but mainly those that have a significant impact on the economic-financial analysis for the purpose of recommending the minimum sale price of the Company's shares.

* * *

Legal Auditing Executive Report Introduction EXECUTIVE REPORT	CERON Page 7/15

A.	REGULATORY ASPECTS
1.	CERON acts as a designated distributor responsible for providing public electricity distribution services in the areas of municipalities of the state of Rondônia listed in MME

Ordinance #422/2016, with a view to ensuring continuity of service, pursuant to paragraph 1 of article 9 of Law #12,783/2013, and subject to provide such services in accordance with the terms and conditions established in MME Ordinance 388/2016, until assumption by a new utility or until 12.31.2017, whichever occurs first.

2. Centrais Elétricas Brasileiras S.A. ("ELETROBRAS"), the controlling shareholder of CERON, agreed to designate its subsidiaries, including CERON, as providers of energy distribution services on a temporary basis, provided that, among other conditions: (i) ELETROBRAS does not undertake to guarantee any new obligations that may be assumed by the distributors, in any way, including obligations arising from the provision of temporary services; and (ii) measures be taken to ensure that the transfer of shareholding controls of the distributors occurs by 12.31.2017, in order to avoid liquidation of the distributors and the return of the respective concessions.

3. CERON held the concession for operation of public electricity distribution services under the terms of Concession Agreement #05/2001, signed on 2.12.2001, effective until 7.7.2015, and requested extension of its validity within deadline and under the conditions laid down in that agreement. Nevertheless, ELETROBRAS, as controlling shareholder of CERON, at its 165th Extraordinary General Meeting, resolved for: (i) reject the extension of CERON's concession; and (ii) approve the assignment of ownership control of the distributor by 12.31.2017, provided that, until the assignment of the distributor to a new controller, the distributor receives directly from the federal government or through a rate all resources and income necessary to operate, maintain and make investments that are related to the public services of the respective distributor.

4. Considering the interest of the Ministry of Mines and Energy ("MME") in promoting the bidding associated with the assignment of control of the legal entity providing energy distribution services with the corresponding granting of a contract to the new controller for a term of 30 years, the National Electric Energy Agency ("ANEEL"), at the MME's request, prepared and submitted to public hearing (Public Hearing #094/2016) the draft of the concession agreement prepared in accordance with guidelines established by the MME with the purpose of increasing competitiveness of bidding processes for assignment of corporate control related with new concession grants.

Legal Auditing Executive Report Introduction	CERON Page 8/15

5. The assignment of CERON's ownership control shall be submitted to ANEEL's prior consent, in line with the provisions of article 27 of Law #8,987/1995, article 4 (XI) of Attachment I to Decree #2,335/1997, as well as the provisions of ANEEL Normative Resolution #484/2012.

6. On the Base Date, the Distributor had 5 administrative proceedings of regulatory nature, to a total contingency amount of BRL 9,025,720.35. Of these 5 administrative proceedings, 4 have been provisioned in the financial statements of the Distributor, to the amount of BRL 2,476,000.00. The difference between the total contingency amount and the amount provisioned in the Distributor's financial statements is BRL 6,549,720.35 as a result of the administrative fine. According to the information sent by the Distributor, such fine was duly paid in the same financial year of 2016, which is why it did not include ANEEL's provisions for fines in the financial statements ended 12.31.2016.

7. In addition, on the Base Date, the Distributor had 21 legal proceedings contesting regulatory-related Notices of Infraction. Of these 21 legal proceedings, contingencies were provisioned for 14 of them, to the total amount of BRL 76,243,000.00. Legal proceedings that fall within the criterion of materiality were analyzed in Section 8 (Civil, Equity and Criminal Litigation).

8. According to the audited financial statements of the Distributor on 12.31.2016, the Distributor provisioned BRL 78,719,000.00 for contingencies resulting from regulatory claims with ANEEL, of which BRL 2,476,000.00 were in administrative proceedings and BRL 76,243,000.00 in legal proceedings

9. Furthermore, CERON is in default of its intrinsic obligations, which makes it impossible for ANEEL to issue a Certificate of Performance. The Distributor submitted the Verification of Default regarding Obligations of the Electricity Sector, which contains a list of outstanding debt issued by ANEEL, which as of 3.23.2017 amounted of BRL

459,049,767.59, of which BRL 105,067.16 has already been booked and sent to registration as active debt.

Legal Auditing Executive Report Introduction	CERON Page 9/15

B.	CORPORATE ASPECTS
1.	According to article 9 of the current Bylaws[1] of CERON, the sale in whole or in part of its capital stock, as well as an increase in the share capital by subscription of new shares, requires approval of the shareholders through a general meeting specially called for this purpose, noting that CERON is a wholly owned subsidiary of ELETROBRAS.

2. In the case of a public offer for the disposal of shares owned by ELETROBRAS, registration with the CVM is waived, pursuant to article 5 of CVM Instruction #400/20032 combined with CVM Normative Instruction #286/19983.

3. Article 253 of Law #6,404/764 ("Corporation Law" or "LSA") provides for the right of first refusal of minority shareholders in the event of admission of shareholders to a wholly-owned subsidiary.

4. This legal provision would not be applicable in the event of the sale of CERON's shares to the extent that this Company became a wholly-owned subsidiary of ELETROBRAS through the acquisition of shares, pursuant to article 251 paragraph 2 (1st part) of the LSA5 . Based on the most recent decisions of the Brazilian Securities and Exchange Commission ("CVM")6, and based on the specific response of this body in a consultation formulated by ELETROBRAS, the right of first refusal provided for in this legal provision is only applicable to wholly-owned subsidiaries thus converted through merger of shares.

C.	FINANCIAL AGREEMENTS
1.	Related Party Agreements. Financing agreements entered into with ELETROBRAS do not contain provisions regarding the possibility and/or procedures for assignment and/or

1 Article 9: The General Meeting shall be called to specifically deliberate on: I - conveyance, in whole or in part, of shares of its capital stock; opening and increase of share capital by subscription of new shares or sale of these securities, if in treasury; sale of debentures which it holds, of companies in which it has a stake, and issuance of debentures convertible into shares.

2 Provides for public offerings for distribution of securities in primary or secondary markets.

3 Provides for the conveyance of shares owned by legal entities governed by public law and entities directly or indirectly controlled by the Public Authorities and exempts the records referred to in articles 19 and 21 of Law #6,385/76.

4 Article 253. In proportion to the shares held in the company's capital stock, shareholders shall have the right of first refusal to: I - acquire shares in the capital of the wholly-owned subsidiary, if the company decides to convey them in whole or in part; and II - subscribe a capital increase of the wholly-owned subsidiary, if the company decides to admit other shareholders.

5 Article 251. The company can be established by means of a public deed, having a Brazilian company as sole shareholder. Paragraph 2. The company may be converted into a wholly-owned subsidiary upon acquisition, by a Brazilian company, of all its shares, or as per article 252.

6 Such understanding may be observed in CVM Administrative Proceeding #RJ2010/13425, in which it alleges that for companies converted into a wholly-owned subsidiary upon acquisition by a Brazilian company of all its shares, pursuant to article 251 paragraph 2 (1st part), the provisions of article 253 do not apply.

Legal Auditing Executive Report Introduction	CERON Page 10/15

transfer of the respective rights and obligations, nor do they expressly establish restrictions on the conveyance of control and/or the corporate restructuring of CERON.

2. Debt Confession Agreements. The purpose of the agreement is to recognize CERON's debt towards Petrobrás Distribuidora S.A. to the total amount of BRL 961,061,034.55 related to debt arising from fuel supply from November 1, 2014 to June 30, 2015. The debt confession agreement entered into between CERON and Petrobrás Distribuidora S.A. provides for anticipated maturity in the event of change of corporate control of CERON, succession of CERON, or any type of corporate reorganization that would result in a change in the shareholding control of ELETROBRAS or CERON, without the prior consent of Petrobrás Distribuidora S.A. There is a personal security of the federal government, a Pledge Agreement as Collateral regarding credit that CERON holds with the CDE; and the amount of BRL 349,045,658.94 will be guaranteed by ELETROBRAS as joint debtor.

D.	OPERATING AGREEMENTS AND OBLIGATIONS
1.	Operating agreements were submitted in a partial manner. Until the closure of this

Report, based on the analysis of the documents provided, no information was identified indicating risks or recommendations in the privatization process.

E.	INTELLECTUAL PROPERTY
1.	Intellectual Property. According to information provided in the data room, and by consulting the website of the National Intellectual Property Institute ("INPI"), no trademark related to the name of, or distinctive sign related to, "CERON" was identified as of the completion of this Report. However, it should be noted that the term and symbols may be protected under business name protection.

F.	INSURANCE
1.	Mandatory insurance policies. Until the closing of this Report, the following insurance policies were not available: (i) Insurance against property damage; (ii) Life and personal accident insurance for interns and watchmen, where there are interns and watchmen; (iii) Insurance against damage to land vehicles ("DPVAT"), if there are vehicles; and (iv) Insurance for civil liability of the builder, if works are in progress.

Legal Auditing Executive Report CERON
Introduction Page 11/15

G. LABOR ASPECTS

1. From the analysis about labor aspects, the following points stand out: (i) Insourcing - Public Civil Action filed by the Public Prosecutor's Office with the purpose of prohibiting outsourcing of end-activities and hiring employees admitted through public competition for the services of reading, billing, printing and submitting invoices; ii) Certificates provided evidenced the non-existence of labor debt before the National Bank of Labor Debtors ("CNDT") and the Ministry of Labor and Employment ("MTE").

2. The following table summarizes CERON's estimates of contingent liabilities related to labor litigation according to the legal audit performed.

Loss risk classification	Distributor		Provision (BRL)
	Number of cases	Loss amount estimate (BRL)	
Probable	74	BRL 10,176,000.00	BRL 10,176,000.00
Possible	911	BRL 65,404,000.00	
Remote	12	BRL 710,000.00	
Total	**997**	**BRL 76,290,000.00**	**BRL 10,176,000.00**

3. Specifically with respect to the cases analyzed in the present audit, we have the following scenario:

Loss risk classification	Distributor		LPA		Provision (BRL)	Difference (BRL)
	Number of cases	Loss amount estimate (BRL)	Number of cases	Amount at risk (BRL)		
Probable	1	376,037.46	14	4,050,123.52	376,037.46	-3,674,086.06
Possible	17	12,144,041.64	2	553,755.34		
Remote	0	0,00	2	80,000.00		
Total	**18**	**12,520,079.10**	**18**	**4,683,878.86**	**376,037.46**	**-3,674,086.06**

4. According to the information provided by CERON in its financial statements, there are court deposits amounting BRL 6,634,000.00. However, in the Distributor's labor litigation management reports, labor deposits totaling BRL 2,957,992.79 were identified.

5. Statements containing court deposits and/or appeal bonds from Caixa Econômica Federal and Banco do Brasil were not provided.

Legal Auditing Executive Report **CERON**
Introduction **Page 12/15**

H. CIVIL, COMMERCIAL, EQUITY AND CRIMINAL LITIGATION

1. Based on the above parameters and information obtained through the data room, and upon verifying consistency of the legal-economic assessment carried out by the outsourced firms, 23 civil, commercial and equity actions were analyzed according to amount criteria (BRL 2,000,000.00) or due to their relevance given the subject matter discussed in the proceedings that could cause any precedents or other adverse impacts to the Distributor.

2. The following points stand out:

(a) the Distributor is involved in a total contingent liability of BRL 3,410,295,000.00 (rounded amounts), in respect of which the total amount of BRL 66,004,000.00 (rounded amounts) was indicated as having a probable loss risk (this amount already considers a 20% increase for Attorneys' fees borne by the loser);

(b) 06 relevant public civil actions were assessed: (i) 01 questions the inclusion of non-technical and technical losses in the calculation for electric energy billing, involving the amount of BRL 2,523,819,201.28, with a possible loss risk; (ii) 03 discuss the poor quality of electric power supply services; (iii) 01 questions the legality of billing related to electric power supply services through the adjustable rate ("bandeira tarifária") system; and (iv) 01 action that seeks nullification of Ordinances #38/86 and 45/86 edited by DNAEE, and for the latter, the risk has materialized, since the judgment became final and was unfavorable to the Distributor;

(c) 08 relevant tax lawsuits in which Distributor is listed as a defendant were analyzed, of which: (i) 2 actions aimed at canceling contracts signed with the Distributor for energy supply; (ii) 02 actions aiming at the refund of allegedly unduly retained amounts at the time of payments due and readjustment and payment at the contractual price. For one of these actions we considered that there is a probable loss risk, which is not provisioned, to the amount of BRL 2,570,014.78; (iii) 01 action aimed at terminating a contract entered into with the Distributor due to an alleged financial economic imbalance; (iv) 01 action filed requesting the enforcement of penalties arising from default of contractual obligations by the Distributor; (v) 01 rescission action filed to deconstitute a judgment that condemned the petitioner to payment of attorneys' fees; (vi) and 01 action filed requesting termination of the electric power supply agreement entered into with the Distributor;

Legal Auditing Executive Report CERON
Introduction Page 13/15

(d) there are also actions brought by the Distributor against the National Electric Energy Agency ("ANEEL") with the purpose of canceling fines imposed by said public agency. The amounts involved are reflected in ANEEL's regulatory processes, and aim to avoid duplicate values; and

(e) there are actions filed by the Distributor against Companhia de Água e Esgoto de Rondônia ("CAERD") and the municipalities of Vilhena and Cacoal for collection of amounts due and unpaid for electric power supply.

3. The following table summarizes the civil actions involving the Distributor, and estimates for the respective commercial and equity contingent liabilities according to the information provided.

Loss risk classification	Number of Actions	Amount (BRL)*
Probable loss	2,783	66,004,000,00
Possible loss	15,389	3,198,233,000,00
Remote loss	41	146,000,00
TOTAL	**18,213**	**3,410,295,000,00**

* Amounts are rounded.

I. TAX LITIGATION

1. The following points stand out:

(a) It was possible to analyze data on twenty-three (23) administrative and legal proceedings where the Distributor is listed as a defendant, considering the cutoff amount threshold corresponding to BRL 2,000,000.00;

(b) In the Checking Account reports issued by Brazil's Federal Revenue Service together with the Attorney General of the National Treasury, there are thirty-seven (37) notes, of which 36 are tax-related and one is social security-related, which are not included in the ongoing legal action report. These proceedings are included in the total of 74 proceedings initially reported;

(c) CERON is involved in a total contingency of approximately BRL 1,160,440,046.38 related to 37 legal and administrative proceedings, for which BRL 17,284,868.91 are classified as having a probable loss risk and have already been provisioned, according to Financial Statements ended 12.31.2016;

Legal Auditing Executive Report **CERON**
Introduction **Page 14/15**

(d) The legal audit performed individually on the relevant actions among the tax lawsuits differed from the Distributor's risk classification in 5 of the analyzed actions, for which a probable loss risk was concluded to a total amount of BRL 126,594,426.02, for which there is a need for adjustment in the accounting provision;

(e) There are pending certificates of delivery, therefore, it was not possible to verify any contingencies that may not have been reported by the Distributor;

(f) Considering the cut-off amount, the analysis of the contingent liabilities involved in tax lawsuits can be summarized as follows:

	LEGAL AND ADMINISTRATIVE			
Loss Risk	**Number of cases**	**Involved amount (BRL) (A)**	**Provision (BRL) (B)**	**Provision Adjustment (BRL) (A-B)**
Probable	7	143,879,294.93	17,284,868.91	126,594,426.02
Possible	15	957,696,430.97		
Remote	1	28,616,891.36		
TOTAL	**23**	**1,130,192,617.26**	**17,284,868.91**	**126,594,426.02**

J. REAL ESTATE ASPECTS

1. Absence of Regularization. According to information provided by representatives of CERON, some of CERON's properties did not have their ownership duly assigned to the Company. In consultation with representatives of CERON, the real estate property regularization is currently pending before the Real Estate Registry especially regarding their ownership.

2. Goods offered as Collateral. According to information provided by representatives of CERON, some properties were offered as legal attachments. In this context, it is worth noting that the existence of certain liens and encumbrances may result in the foreclosure of the property and its subsequent public sale to third parties, thus causing the loss of ownership from the owner. In addition, if any property offered as collateral by CERON is linked to the concession and such pledge as collateral has not been authorized by ANEEL, we note that, according to ANEEL Normative Resolution #63 of 5.12.2004, pledging of assets tied to the concession as collateral without prior and explicit authorization by ANEEL constitutes an infraction subject to the imposition of a fine of up to 1% on the amount of the

Legal Auditing Executive Report Introduction	CERON Page 15/15

Company's revenues corresponding to the last twelve months prior to the writing of the Infraction Notice.

3. Real Estate Permitting. The data room does not contain copies of the Operating Permits and Inspection Permits from the Fire Department for CERON's properties. The lack of real estate licensing may result in the imposition of administrative sanctions and penalties (warnings, fines, etc.), the amount of which may vary as the case may be, and may even result in suspension of activities at the respective facility.

4. Built-up Area. According to information analyzed in the data room and also in consultation with representatives of CERON, it is possible to conclude that no occupancy permits were issued for CERON's properties. Possible irregularities in the built-up area of real estate may prevent (i) issuance of certain permits, such as the Operating Permit and Inspection Permit from the Fire Department; (ii) registration/endorsement of any lease agreements; as well as generating (iii) imposition of administrative sanctions and penalties (warnings, fines, closure of the establishment, etc.).

5. Acquisition/Lease Restrictions (Foreign Nationals). Considering that some of CERON's own properties are located in a rural area, it is worth mentioning that currently there are restrictions applicable to the acquisition or lease of land by foreign nationals or Brazilian companies controlled by foreign nationals, which include the need for prior authorization from the National Colonization and Agrarian Reform Institute ("INCRA") or the National Congress, as applicable. In addition, it is worth noting that said restrictions also apply to corporate transactions resulting in the assignment of rural properties to foreign legal entities, such as mergers, acquisitions, consolidations and changes in control. Acquisition and/or lease of rural property by foreign nationals or by Brazilian companies controlled by foreign nationals in violation of applicable legislation (Laws #5,709/71 and 8,629/93) may be considered null for all legal purposes.

May, 2017
Eletrobras System
Distributor
Privatization

Deliverable # 6
Status Report on the Ceron
Employee Complementary
Pension Fund and Health Care
Plan

Mais Energia B Consortium

To the

National Bank for Economic and Social Development ("BNDES")

Av. República do Chile n° 100 Rio de Janeiro – RJ.

C/o: Mrs. Lidiane Delesderrier Gonçalves - Manager of OCS Contract No. 028/2017 May 2017 Dear Madam,

Pursuant to our OCS Service Contract No. 028/2017 (“Contract”) signed February 14, 2017, between BNDES and the Mais Energia B Consortium (“Consortium"), please find enclosed our deliverable for the work performed in connection with the Eletrobrás System Distributor Privatization Program.

Our findings are detailed in this document, which is entitled Deliverable # 6: Status Report on the CERON

Employee Complementary Pension Fund and Health Care Plan (“Report”) for CERON, dated May 2017. The work carried out does not constitute an examination performed in accordance with financial statement auditing standards. In performing our review, we used unaudited historical information and data provided by the Consortium’s management either orally or in writing, or obtained from mentioned sources.

Our work was developed solely for the purpose of advising BNDES in connection with the evaluation of CERON as required by the Contract. As established by Decree 8.893, BNDES is the entity tasked in with implementing and monitoring the utility privatization process.

In case disclosed to third parties, the Report should be made available in full so that any applicable waivers and qualifications can be acknowledged by all recipient parties.

Yours faithfully,

PricewaterhouseCoopers Finance & Recovery Ltda. acting as consortium leader

/s./	/s./
Rogério Roberto Gollo	Carlos Eduardo Silva Teixeira

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Table of contents
1.	Executive summary		4
2.	Plan types		4
3.	Plan statistics		4
4.	Analysis of assumptions and recommendations		4
	4.1.	Discount rate	4
	4.2.	Wage growth projection	5
	4.3.	Biometric tables	5
	4.4.	Turnover	5
	4.5.	Age of retirement	6
	4.6.	Family composition	6
	4.7.	Health care cost growth rate (HCCTR)	6
5.	Independent calculation of actuarial results		6
6.	Independent review of actuarial commitment		6
7.	Conclusion		7

1. Executive summary

     This report contains our analysis and findings regarding the review of actuarial assumptions and calculations of mathematical provisions recorded in the balance sheet of Centrais Elétricas de

Rondônia S.A. (“CERON”) for the fiscal year ended 12/31/2016.

     Our analysis aims to provide a better understanding of the risks and opportunities associated with the business in view of commitments related to the post-employment benefits payable by the company.

     The post-employment benefits referred to above include a temporary health care plan. Key features of these post-employment benefits will be described below.

     Actuarial commitments were measured by an independent actuarial firm, Mercer Gama Consultoria, based on the CPC 33 rules established by the Accounting Standards Board, whereas our analyses were based on actuarial reports, registration databases, regulations and other technical documents made available by the actuary and CERON.

2. Plan type

Severance Incentive Plan (SIP): This includes a temporary 5-year health care plan introduced in 2013 for employees who at that time had over 20 years of employment with CERON and were retired by the INSS. This plan is fully funded by the company.

3. Plan statistics

Below are participant statistics for the plan as measured for fiscal year 2016.

	SIP
Active participants		-
Beneficiaries		81
Average age		59.80
Average cost		2,020.66

4.	Analysis of assumptions and recommendations
4.1.	Discount rate

The discount rate must be determined based on high-performing corporate securities or bonds.

Where the foregoing are unavailable, market returns on National Treasury bonds should be used instead. The currency and term of these financial instruments must be consistent with the expected currency and term of post-employment benefit obligations.

We point out that, for purposes of calculating the present value of actuarial liabilities, the rate adopted is net of inflation. The effect of inflation impacts exclusively on the projected expense for the subsequent fiscal year.

The rate used for calculating the actuarial commitments of CERON was 11.40% p.a. (considering an actual rate of 6.13% and inflation of 4.97% p.a.).

We understand that the rate applied is adequate to the calculations since it is consistent with the average rate of public bonds (NTN-B), which as of 12/30/2016 varied between 5.7% and 5.9% p.a. above inflation, as obtained from ANBIMA. The rate applied is therefore adequate to discount the long-term liability. We believe that a positive or negative 0.25 p.p. variation in the range is acceptable.

4.2. Wage growth projection

Not applicable.

4.3.	Biometric tables
Biometric tables are statistical studies that rely on the occurrence of events observed in a population in order to estimate the incidence of such occurrences in the future.
Such events can be classified as mortality, disability onset, turnover, among others categories and have a direct impact on post-employment benefits.
4.3.1.	General mortality
According to CNPC Resolution No. 9 dated November 29, 2012, which amends CGPC Resolution No. 18, the suitability of a biometric table used for longevity projections should be determined by means of a specific study, the results of which confirm adherence, in the last three fiscal years, between the demographic behavior of the mass of participants and beneficiaries within the plan and the respective biometric table used.
The general mortality table adopted for the SIP was a Basic AT-2000 Basic, segregated by sex. According to the independent actuary's report, the table was adopted based on technical studies that confirmed its adherence to the profile of the population in the plan and therefore its suitability to discount the actuarial liability.
4.3.2.	Disability onset
Not applicable.
4.3.3.	Disabled mortality
Not applicable.
4.4.	Turnover

Not applicable.

4.5. Age of retirement

Not applicable.

4.6. Family composition

Not applicable.

4.7.	Health care cost growth rate (HCCTR)
A	rate of 3.00% above inflation was assumed to reflect the growth of health care costs due to sector-

specific inflation. We understand that this rate is in line with general practices of the market, where rates fluctuate in the range between 1% and 4.5%, according to data developed by the post-employment benefits committee of the Brazilian Institute of Actuaries (IBA).

5. Independent actuarial calculations

SIP

Reconciliation (in R$)	12/31/2016
Present value of actuarial liabilities (PVL)	(4,054,901.20)
Fair value of plan assets	-
Surplus/(Deficit)	(4,054,901.20)
Non-recoverable surplus (effect of asset limit)	-
Total (liabilities)/net assets to be recognized	(4,054,901.20)

Actuarial obligations were determined according to the principles and standards established by the regulatory body, namely the National Health Agency (ANS), and are accounted for in accordance with the rules laid out by the Accounting Standards Board. (CPC-33 of the Brazilian Securities and Exchange Commission - CVM 695.)

6. Independent review of actuarial commitment

The actuarial commitment was calculated by an independent actuary. We recalculated the installments of Implemented Benefits as shown below, and believe that the calculation methodology and process are adequate.

CD Plan

Present Value of Obligations (in R$)	Actuary	PwC
Implemented	-	-
Vested	-	-
Total	-	-
Difference (R$)	-	-
Difference (%)	-	-

The CD plan does not have any liability/asset to be accounted for due to its defined contribution structure.

SIP
Present Value of Obligations (in R$)	Actuary	PwC
Implemented	4,054,901.20	4,005,318.10
Vested	-	-
Total	4,054,901.20	4,005,318.10
Difference (R$)	49,583.10
Difference (%)		-1.22%

Considering the inherent subjectivity of actuarial calculations of mathematical provisions related to benefit plans, we understand that the difference identified indicates the reasonableness of the calculations.

Such subjectivity results, for instance, from the manner by which ages are considered for the purpose of finding the probability of death (whether full or fractional or rounded); the method of rounding flow figures (number of decimal places considered – taking into account that the probability of death considered in our calculations has 6 decimal places, for example); whether income payments are accelerated or in arrears (i.e. made at the beginning or end of the period); asset family composition assumptions in retirement, among other instances where small choices can produce relatively small effects however with potential large absolute values.

Therefore, we understand that the difference presented is acceptable from an actuarial technical point of view, and we understand that the liability recorded is properly calculated.

7. Conclusion

Our examinations were based on information provided by both the actuaries responsible for managing the plan and the company, and we considered this information to be appropriate for the preparation of this report.

Only SIP liabilities are covered in this report. In addition to this plan, Ceron also has a defined contribution plan which by its own characteristics does not generate any risk to, or adopts any assumptions in respect of the company as plan obligations are limited to individual account balances established on the date of each evaluation. It should be noted that according to the documentation provided to us, the workers’ union has been sending letters to request that Ceron would make contributions to the defined contribution plan to cover the period in which the company did not have any pension plan in place for its employees. Such contributions are entitled

‘past service contributions’.

According to studies elaborated by ELETROS in September/2016, the aggregate amount of the aforementioned past service contributions is R$ 69,810,133.20 and can be amortized in monthly installments over a period of 5, 10 or 15 years.

It should be pointed out, however, that implementation of the aforementioned contribution is contingent on the approvals of both the competent private pension regulatory body, National Superintendency of Complementary Pension (Previc), and the State Enterprise Governance and Coordination Department (DEST), none of which has been granted so far. Thus, the so-called ‘past service contributions’ to the defined contribution plan do not generate any actuarial impact in view of the plan's characteristics.

Our numbers were calculated according to practices that we deem most appropriate when applicable, and should be taken into account together with the considerations below.

The post-employment benefit obligations recorded in the balance sheet, even where figures are presented with incidental differences which in our opinion relate to the methodology or assumptions adopted, would not, if altered, pose any insolvency risk to the plan.

The Severance Incentive Plan (SIP), which affords only health care for a fixed term of 5 years, has a liability of R$ 4,054,901.20 as of 2013. This liability is expected to decrease in view that this is a fixed-term plan with only two years remaining and new registrations are not allowed. The plan has an inherent deficit resulting from the fact that it does not have an asset to cover benefits and is funded by the flow of contributions.

We understand that employing a capacity factor to measure health care liabilities is not the best practice in the situation. Medical costs increase according to specific sector rules. For this reason, we understand that there is no loss of benefit value over time due to inflation and therefore the use of a capacity factor is not appropriate.

From a legal perspective, we understand that legal compliance is secured in that contributions are made according to the general rules applicable to the SIP.

October 2017

Privatization of Distributors of the Eletrobras System

Product 11: Ceron Privatization Modeling Proposal

Consórcio Mais Energia B

Product 11 –Privatization Modeling Proposal

To the

Banco Nacional de Desenvolvimento Econômico e Social (“BNDES” - Brazilian National Bank for Economic and Social Development) Av. República do Chile nº 100 Rio de Janeiro - RJ

Attention: Ms. Lidiane Delesderrier Gonçalves - Contract Manager OCS 028/2017 October 2017 Dear All,

     In accordance with our service contract OCS 028/2017 (“Contract”), executed between the BNDES and the Consórcio Mais Energia B (“Consortium”) on 02/14/2017, we present the result of our work made in the context of Privatization of the Distributors of the Eletrobras System.

     The result of our work is detailed in this document “Product 11: Privatization Modeling Proposal” (“Report”) of Ceron, dated October 2017.

     Our work was developed aiming solely at the objective to assist the BNDES, in the quality as responsible for the performance and follow-up of the privatization of concessionaire companies as per Decree 8.893, in the evaluation of Ceron, in accordance with the Contract and it was carried out on the basis of information provided by the administration of Ceron and on the premises that this information is true and complete. This information has not been subject to tests or verifications, except when expressly defined in the scope of our works.

     In the case of access to the Report by third parties, it must be made available in full, provided that the applicable safeguard and limitations are known.

Sincerely,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda., as leader of the Consortium.

Rogério Roberto Gollo

Marcio Jose Soares Lutterbach

     ** This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

2

	Product 11 –Privatization Modeling Proposal

Summary

Introduction		6
Section I - Privatization context		7
1.	Approach	7
2.	Context	9
2.1	Overview	9
2.2	Institutional and Management Model of the Brazilian Electric Industry	10
2.3	Financial assessment and sales modeling conjuncture	12
3.	Relevant aspects of the Privatization Process	14
3.1	CCC	14
3.1.1	Context	14
3.1.2	Negotiations	14
3.1.3	Negotiation operationalization	15
3.2	Other critical points, necessary adjustments and recommendations	15
3.3	Consent need in Financing Contracts	16
3.4	Deposit of Shares Owned by Eletrobras at FND	17
3.5	Remaining aspects to be considered	17
3.6	Payment methods	17
4.	Purpose of the Auction	19
4.1	Purpose of sale	19
4.2	Assessment of sale feasibility	19
5.	Relevant Aspects of Valuation	20
5.1	Relaxation of regulatory parameters	20
5.2	Debts	20
5.3	Total liabilities	22
5.4	Risks and Contingencies	22
5.4.1	Types of contingencies	22
5.4.2	Current status of contingencies	23
5.4.3	Negotiations to deal with contingencies	24
6.	Assessment of Synergies	25
7.	Adjustments on the Privatization model	30
7.1	Context	30
7.2	Base amount of valuation – Average between valuations of Services A & B	30
7.3	Relevant adjustments for privatization of Ceron	31
7.3.1	Adjustment to comprise updated balance sheet until June 2017	31

3

Product 11 –Privatization Modeling Proposal

7.3.2Adjustment related to Advance Payments for Future Capital Increases (AFACs)

33

7.3.3	Tax adjustments –Tax Losses and Negative Base	34
7.3.4	Adjustment of the relaxation of regulatory parameters	34
8.	Capital and Corporate Structuring	36
8.1	Proposed capital and corporate structuring – Overview	36
8.2	Minimum adjustment of the capital structure – “Stage 1”	38
8.2.1	Symbolic value of shares sale (privatization)	38
8.2.2	Capitalization alternatives	39
8.3	Investor capitalization – “Stage 2”	39
8.4	Eletrobras corporate stake option	41
8.4.1	Justification	41
8.4.2	Eletrobras corporate interest threshold	41
8.4.3	Participation of Eletrobras in the governance of the company	42
8.4.4	Procedure for Eletrobras to increase its shareholding interest	42
8.5	Classes of shares	43
9.	Shares offering to active and retired employees	44
9.1	Mechanism	44
9.2	Definition of active and retired employees	44
9.3	Offer General Conditions	44
9.3.1	Offer take and differentiated conditions	45
9.3.2	Offsetting differentiated conditions to Eletrobras	45
9.3.3	Offer Procedure and Purchase Limits	46
9.3.4	Follow-up by minority stakeholders of investor underwriting	46
9.3.5	New controller shares repurchase obligation	46
9.4	Shares not acquired by active and retired employees	47
Section II - Privatization proposal		48
10.	Summary of Ceron’s privatization proposal	48
10.1	Ceron’s Corporate Structure	48
10.2	Ceron’s Sales Price Definition	48
10.2.1	Result of economic-financial evaluations	48
10.2.2 Balance update adjustment		49
10.2.3	Regulatory parameters relaxation adjustment	51
10.3	Sale vs. Liquidation Evaluation and consequent “pure” concession granting	51
10.4	Potentially convertible liabilities	52
10.5	Eletrobras capitalization value – “Stage 1”	52
10.6	Shares offering to active and retired employees	53

4

		Product 11 –Privatization Modeling Proposal

10.7	Investor capitalization – “Stage 2”	54
10.8	Ceron’s final corporate structure	55
10.9	Investors Obligations	55
10.9.1	Financial obligations	55
10.9.2	Obligations defined in the Purchase Agreement	56
11.	Ceron’s privatization schedule	57
Section III - Auction Model Proposal		58
12.	Model and Procedure of Auctions	58
12.1	Proposed model	58
12.2	Sequence	59
12.3	The right to participate	59
12.4	The right to withdraw bids	60
12.5	Bid procedures and values	60

12.6	Auction Value base for ‘Combined Discount Index in the Regulatory Flexibility and

	Grant’	62
12.7	Auction´s 2nd stage ranking criteria	64
12.8	Auction procedures	65

5

Product 11 –Privatization Modeling Proposal

Introduction

     This document refers to the report of Ceron Privatization Model Proposal, produced by the Consórcio Mais Energia B. In it, proposals are included regarding the distributor’s privatization modeling, including conceptual models, technical recommendations and calculated values.

The report is divided into three sections, presented below:· Section I - Privatization Context· Section II - Privatization Proposal· Section III - Auction Model Proposal

     In Section I - Privatization Context, among other topics, the approach used to structure the modeling, the parameters that were used as guidelines to the analyses developed and conceptual aspects of the modeling are explained, including its main proposals, rationale and legal basis.

     In Section II - Privatization Proposal, the technical and quantitative specifications of proposals made in the previous section are presented. The corporate structure is set out thereof as well as the results of the valuation, the calculated values of adjustments in the capital structure and Ceron's shares, in addition to the share offer conditions to employees, investors’ obligations and expected privatization schedule.

     In Section III - Auction Model Proposal, procedural aspects of the auction of the distributor are detailed. In this section, recommendations are made concerning the model and sequence of auctions, auction variables, base of values for investors’ offers and classification criteria and the definition of the winner.

     Finally, it should be noted that this document has been developed based on Ceron’s other privatization processes documentation. Among other items, there served as input for this Privatization Modeling Report, the result of the economical and financial evaluations conducted by Services A and B, as well as the legal, tax, accounting-equity, technical-operational, actuarial, human and environmental resources diligences developed by Service B.

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Product 11 –Privatization Modeling Proposal

Section I - Privatization context

1. Approach

The sale model followed an analytical framework in which the main aspects pertaining to the privatization of Eletrobras' distribution companies are considered. These aspects were divided into eight interdependent dimensions and a ninth parallel approach.

Main dimensions and alternatives for sales modeling
8
Auction Process and Sequencing
1
Auction Object
2
Corporate Structure
3
Fiscal and Tax Aspects
4
Risk Mitigation
5
Stakeholders and Investors
6
Synergies Assessment
7
Concessions Grouping
Privatization Modeling
9
Use of tax levers to improve auction attractiveness

The nine dimensions analyzed are summarized below:

- Object of the auction: in the study, there were assessed, among other aspects, the financial, legal and operational feasibility of sale of control of the company associated with the renewal of the grant

- Corporate structure: for the definition of the corporate structure of the company aiming at its sale, alternatives of shareholding composition were studied, as well as issuance of shares and adjustments in the capital structure as a way to facilitate and optimize the sale of the company associated with the renewal of the grant

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Product 11 –Privatization Modeling Proposal

  Fiscal and tax aspects: relevant fiscal and tax aspects were considered, as well as tax required adjustments, for the definition of the value and the process of privatization and sale of companies
  Risk mitigation: as part of the process of definition of the selling price, it was necessary to evaluate the impact and value of not yet provisioned contingencies, as well as possible alternatives to mitigate them, considering the prospects of Eletrobras and the investor in order to reduce risks related to the sale transaction
  Stakeholders and investors: to enable and optimize the process of privatization and sales modeling, the study considered the perspective of several Stakeholders (such as, regulating entities, government agencies and consumers), as well as investors, who had their interest in acquiring distributors and their points of view analyzed through market sounding studies
  Evaluation of synergies: the possible synergies between the companies were also evaluated and considered in modeling, analyzing the opportunities for synergies of their operations to find possible levers of value
  Groupings of grants: likewise, possible groupings for sale of companies were analyzed in order to enable and leverage the value of the sale of the six distributors that are part of this process of privatization
  Process and sequencing of the auction: auction models and their procedural aspects, as well as the sale of sequencing alternatives of the distributors were reviewed to increase the possibilities of sale of the distributors and also to create value
  Use of tariff lever: in modeling, alternatives were included regarding regulatory levers which provided a review of the level of balance of the grants relating to companies in privatization process, eventually correcting potential lags

     When evaluating the nine perspectives addressed, the study made for the modeling of Ceron sale, along with other distributors, sought to be comprehensive and evaluating all relevant aspects to the process of privatization of the companies, identifying alternatives of the sales process optimization.

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Product 11 –Privatization Modeling Proposal

2. Context

2.1 Overview

     The process of privatization of Eletrobras’ Distributors was started in the 90’s and resumed in 2016 through Decree 8.893/2016, which qualified as priorities within the framework of the Partnership Program in Investment (PPI) the privatization of the distribution companies and designated the BNDES responsible for the implementation and monitoring of the process of privatization.

     In this context, the BNDES hired Consórcio Mais Energia B to assist it in Privatization, involving from economic and financial valuation until the full diligence of current operations. Having completed the basic elements that allow attributing the value resulting from the distribution grants of electric energy, it remains to define how the privatization will actually take place. Such modeling combines corporate aspects, the form of capitalization, sales process, in order to increase the chance of success in attracting investors, as well as offering maximum competitiveness to obtain better conditions of offer to be received.

     The guidelines emanated by the sectorial and macroeconomic policy makers, regulators and planning entities, establish the need to offer a quality service in the respective grant areas. One believes that the attraction of an operator from the private sector will have full conditions to raise the efficiency level and to remunerate the necessary investments to the full compliance with the market.

     From the regulatory point of view, as a result of Public Hearings 094/2016 and 032/2017 of ANEEL [Brazilian National Electricity Agency] and Public Consultation MME 37/2017, several softening measures were introduced into the regulatory parameters, with the tariff model allowing conditions to bring back to balance the grant. It is unanimously manifested, both the discomfort with the precarious situation of the assignment condition, and the support to the efforts undertaken, so that one is successful with the privatization.

     A process of evaluation of market interest (Market Sounding) allowed identifying the existence of companies with recognized competence in the industry - particularly in social economic, geographic realities and similar environmental realities - with capacity to execute the reorganizations required for this process, confirm the reasoning of attractiveness of the privatized companies for potential investors and understand the major elements of concerns. One may also establish a rather specific map of the different level of interest of the market among the several grants.

     In this line, the vision of the sector investors could be obtained as to issues such as the grouping of the grants, the process of sale, sensitivity to different corporate models, the structure of capital to face the program of investments, the economic impact of the incorporation of investments to tariffs and the very contingencies bequeathed to the future operator, always with a view to optimize the competitiveness in the future auction.

     In short, from this context important lines of direction derive for the model that will be sketched as follows:

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Product 11 –Privatization Modeling Proposal

  Incorporation of new investor who will be focused on the improvement of the service and economic, financial and operational recovery of the company
  Prioritization of solutions that allowed the transference of all the grants to the investors - seeking models that minimize risk of auctions without interested shareholders
  To make possible alternatives and solutions that allow generating value to the current shareholder without losses to the consumers and the public power, including mechanisms that make possible the capture of value in the medium and long terms in the future operation, since there is the need for capitalization of the distributors to make possible the privatization auction
  Search for factors that lead to the increase of the rivalry between the potential interested shareholders, in order to provide greater competition

     Such guidelines lead to solutions that are highlighted by the mitigation of failure risks, simplicity and pragmatism in the search for alternatives for privatization. Below, we present how the modeling should be structured so as to maximize the success of the process.

2.2 Institutional and Management Model of the Brazilian Electric Industry

     The characteristics and peculiarities of the Brazilian electric industry have been considered in the study developed. Both its institutional model and its legal framework have been analyzed and used as parameter for the analyses proposed.

     Recently, new laws sought to address emergent challenges within the national scope (as for example Law 12.783/2013, with provision on grants of generation, transmission and distribution of electric energy, reduction of sectorial encumbrances and affordability). In this context, for this report, as noted in the previous section, Decree 8.893/2016 is of particular importance, which resumed the subject of privatizations of the Distributors, being the BNDES responsible for the execution and follow-up of the process.

     In fact, the edition of Law No. 13.360/2016, resulting from the conversion of MP 735/2016, brought a series of changes for the industry, including the supposition by CCEE of the competences attributed before to Eletrobras on the management of the account of Global Reserve of Reversion (“RGR”), as well as the Account of Energy Development (“CDE”) and of the Account of Fuel Consumption (“CCC”) from May 1st, 2017, at no hard to the performance of Internal or External Control Agencies of the federal public administration on the management of these accounts.

     Additionally, Decree No. 9.143/2017, that regulated Law No. 13.360/2017, by bringing provisions on the commercialization of electric energy, tried to provide the incentive to efficiency, to the correct allocation of the risks among the consumers and investors, as well as mitigate the obstacles to attract new investments to the electric energy industry, especially when establishing that the auctions of new energy and existing energy can be carried out fairly ahead of time and more relaxed, in addition to the possibility of the distribution agents to negotiate with free consumers and other agents from the Free Environment Contracting (“ACL”), sale contracts of backed by excess of energy contracted, as per ANEEL regulation.

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Product 11 –Privatization Modeling Proposal

Furthermore, it must be highlighted that, by means of the Public Consultation No. 33 (CP

33), of the Ministry of Mines and Energy (“MME”), already closed, on ‘Improvement of the legal landmark of the electric industry’, proposals of legal measures had been discussed that make possible the future of the electric industry, searching sustainability in the long run

     In addition, Law No. 13.360/2016 amended Law No. 12.783/2013, with the objective to make possible the bidding of companies under direct or indirect control of the Union, States, Federal District and Municipalities, whose grants had not been extending, foreseeing the possibility of the Union to promote bidding associated with the transference of the shareholding control of the concessionaire, granting a new grant contract for the period of 30 years. This law also establishes the possibility of inversion of the qualification stages and judgment of the auction, so as to guarantee greater speed and efficiency to the bidding process.

     It should be stood out that, as far as the bidding of distribution or transmission grant associated to the transfer of control of legal person, provider of public service of electric energy is concerning, dealt with Law No. 12.783/2013, it became necessary to edit a regulatory decree, with the purpose to, among other conditions: i) to establish requirements to be observed by the controller of the responsible legal entity for the provision of the service of distribution of electric energy, for such bid; ii) attributions of the BNDES in the execution and the follow-up of the privatization process; iii) criteria for new concession without control handover (Decree Draft that regulates the bid of distribution grant associated with the utility control handover of legal entity provider of public service of electric energy).

     The new grant contract applicable to the mentioned bid associated with the shareholding control handover of the concessionaire, whose draft was elaborated by Aneel at the request of the MME and submitted the public consultation, was object of new public consultation in the period of 08/28/2017 to 09/06/2017, in virtue of adjustments proposed by means of Ordinance MME No. 342/2017, due to the fact that it was noted the existence of unbalance regarding the operational costs, losses of electric energy and loans with resources from RGR, made to assure the continuity of the service provided under the assignment mode and that, by force of provisions of Law No. 12.783/2013, should have been assumed by the new concessionaire, which could make impracticable the intended bid.

     Another point to be considered is with regard to the tariff process concerning the provision of public service of electric energy distribution by agency or entity of the federal public administration. It is highlighted that the Ordinance MME No. 388/2016, which approved the terms and conditions for the provision of such services, in accordance with art. 9, Paragraph 1, of Law No. 12.783/2013, was amended by Ordinance MME No. 346/2017, published in the DOU [Federal Official Gazette] on 08/31/2017, to establish that in the tariff process of year 2017, ANEEL should make flexible, in a temporary way, the regulatory parameters relating to the operating costs in order to enable the economic balance of the grant being bid pursuant to art. 8 of Law No. 12.783/2013.

     It is further highlighted that the tariff relaxation resulting from ANEEL’s Technical Notes 351/2017, of 07/24/2017, and 149/2017, of 09/08/2017, which restores levels of regulatory parameters – such as DEC/FEC, PMSO and RGR - aiming at the economic-financial balance of the grants of electric energy under analysis.

     Finally, it is stood out that, considering the schedule foreseen for conclusion of the privatization process, as one will see below, it is quite probable that Ordinances MME 420 to

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425/2016 that designated the Distributors of Eletrobras (Amazonas, Boa Vista, Ceal, Cepisa, Ceron and Eletroacre) as responsible for the provision of the public service of distribution of electric energy until the supposition of a new concessionaire or up to December 31st, 2017, whichever occurs first, deserve to be amended to extend such service provision deadline for a period that suffices to the conclusion of the privatization process.

2.3 Financial assessment and sales modeling conjuncture

     As it shall be shown below, in Item 5 – Relevant Aspects of Valuation, in the course of the due diligence and financial evaluation of Eletrobras’ distributors, relevant issues were identified affecting significantly the value of the shareholder of the companies.

     Initially, it was assessed that these organizations have amounts of debts of high values. These debts were accumulated by Eletrobras’ distributors over the years, both with the Holding Company (with loans of various types) and with suppliers. Such debts, in turn, often continue to be rolled over or have increasing cost in relation to the non-payment of the principal or even of interests.

     It was also identified that the distributors of Eletrobras have contingencies – additional to those provided on the balance sheets – of significant value. These contingencies, from judicial and administrative proceedings and tax aspects, fiscal and labor not yet materialized, among others, also contribute to the reduction of the value of the equity of the companies.

     Additionally, it has found in financial and operational evaluation that these companies demand high values of investments in the early years of the new grant. These investments are required, both to facilitate the improvement of financial performance expected and to meet regulatory metrics of service level.

     Thus, even in a valuation in which there is the expectation of bold operational and financial performance optimization of the six distributors of Eletrobras in the privatization process, the factors listed overlapped to improvements, resulting often in a negative value to the shareholder.

     It should be emphasized that the financial evaluation has already considered the new draft of the grant contract, resulted from contributions in the Public Hearing No. 094/2016 and the Technical Note No. 182/2017 of ANEEL. The regulatory body also reviewed and identified that these grants are unbalanced, granting regulatory parameter relaxation (Technical Notes No.

351/2017 and No. 149/2017, this last part of the Public Hearing No. 032/2017) to bring the grants back in balance, which will result in increased tariff revenues and reduction of loan value of RGR. Consequently, the financial evaluation conducted by the Consortium considered the relaxation made by ANEEL.

     It is also highlighted that, in accordance with the Decree Draft that regulates the grant bid of distribution associated with the transfer of control of legal entity service provider of electric energy, dealt with by Law No. 12.783, of January 11th, 2013, the distributors of Eletrobras to be privatized that are in areas of grant benefited by the relaxation of regulatory parameters, deriving from the Technical Note No. 351/2017 must have specific treatment. If the value to the shareholders of these companies is positive in light of regulatory flexibilizations granted, the relaxed parameters must be readjusted so that the value to the shareholders of these companies is equal to zero. Thus, the possibility that the consumers of the areas of the grant in question are

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burdened with additional exceptional tariffs to those necessary for the companies holders of the grant operate under financial balance is eliminated.

     Thus, the financial evaluation and modeling of sale of the companies conducted by the Consortium considered the necessary legal and regulatory aspects for the privatization process.

     The modeling performed also tried to structure sale alternatives so these companies could increase their financial attractiveness and legal security to the investor. So, facing a scenario where the shareholder values of these companies are negative or equal to zero, one optimized their sale potential.

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3.	Relevant aspects of the Privatization Process
3.1	CCC
3.1.1	Context

     It should also be noted that in this model, it is possible that Ceron has values related to CCC, previously provided as amounts receivable in the balance sheet, reverted to accounts payable in view of technical decisions of ANEEL. The accounting difference in question has relevant value:

VALUES REGARDING CERON CCC

A) Credits[1] (asset) on the balance of Jun/17	R$ 3,830,608,000.00
B) Payables estimate[2] (liabilities)	R$ (733,256,890.57)

C = B-A) Accounting difference estimate between credits and payables R$ (4,563,864,890.57)

Note: Reference values, subject to diligence and auditors’ and regulators’ assessment

1)	Source: Distributor’s financial statement from June 2017
2)	Estimate value, not under diligence

     We understand that this issue is still under discussion between the interested parties and, therefore, ANEEL's unfavorable decisions to Ceron can be reversed. However, the potential reversal of an unfavorable decision should not occur in a timely manner for the completion of this document or even within the timeline of privatization planned for the distribution company.

     It is likely that the attractiveness of the auction to investors be compromised without definitions relating to CCC. The possible loss of credit rights – and the need for return of values – would remove any economic return of the business. The values under discussion are quite significant and relevant when compared to the economic value of the distributor. Thus, it is possible that the risk of loss relating to CCC does not justify the potential gains with the acquisition of the company by the investor.

     In this regard, the proposed model for privatization seeks to neutralize potential effects on the appraisal resulting from the uncertainty in the amount effectively recognized of the accounting difference of CCC's credits. This proposal increases the assertiveness of the value for the privatization of Ceron, as it enables Eletrobras to enjoy any upsides arising from the reduction of this potential loss amount.

3.1.2 Negotiations

     Given the relevance of the value discussed for the valuation of the Ceron and the unpredictability of the deadline for a final decision regarding this topic, it is recommended that the responsibility – including possible benefits and burdens – concerning the current discussion about the CCC credits be transferred from Ceron to the holding company of Eletrobras. Thus, the effect of the current questioning would be neutral in the financial evaluation of the distribution company and in its sales model.

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Product 11 –Privatization Modeling Proposal

     To this end, it is proposed that a transfer of the receivables concerning CCC equivalent to value in dispute be made – and burdens in equal amount. This transfer would occur through the assign of current rights relating to CCC credits and financial obligations (for example, payables to CCC, other debts etc.) equivalent from the subsidiary to the holding company.

     As a result, in the case of an unfavorable decision, Eletrobras would be charged with the burden of loss, which would occur if the issue were priced on the sale model for the process of privatization of the distributor. In the case of a favorable decision, Eletrobras would reverse this potential loss, receiving the CCC credits and bearing obligations of equivalent value.

     It stands out, also, that the transfer of credits and obligations related to the CCC must have the consent of the regulators and come accompanied by considerations of external auditors of the company, following the approval of the level of governance in charge.

     Thus, with the absorption of these credits by Eletrobras, the impact on the values in question is considered neutral, without interference in the shareholder value of the company or to the privatization process.

     In the case of Eletrobras cannot absorb the credits as per the recommended proposal – or that of any financial, technical or legal limitation occurs - that impedes the transfer of obligations in an amount equivalent to the credits, it is suggested that the holding company considers the possibility to capitalize the distributor. Such capitalization may occur at the discretion of Eletrobras, according to the best alternatives for the state-owned company.

3.1.3 Negotiation operationalization

     In order to facilitate negotiations, Eletrobras should, among other things that may be needed:

i)	Define the value and availability of CCC rights and obligations in an amount equivalent to the subsidiary transfer to the holding
ii)	Analyze financial and accounting specific effects, among other aspects relevant to the company
iii)	Analyze corporate and legal specific requirements to follow, as well as realize them in case one proceeds with the recommendation
iv)	Seek the consent of regulators for the operation

3.2 Other critical points, necessary adjustments and recommendations

For Ceron, there are no critical points to impede its privatization process.

     During the process of Legal Due Diligence of Ceron some critical points were described in the Report and displayed in its Executive Summary. Although not inhibitory to the process of privatization of this distributor, the new investor should be aware of them so that he can make applicable arrangements.

     Among the important issues, but not deterrent, to be considered, are highlighted the contracts of financial nature, whose prior consent of the creditor is recommended in order to avoid the prepayment of the debt.

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3.3 Consent need in Financing Contracts

     Some financing contracts signed by the distributors may have the need to obtain prior and express consent from the creditor in the event of a change of control of Ceron.

     Otherwise, according to the terms of each contract, there may be legal and/or financial implications to Ceron, Eletrobras, investor and, eventually, to the privatization process, depending on the possible prepayment of debt if the commitment to payment is not assumed by the new investor.

     Thereby, the financing agreement with the need for consent from the creditor are listed below, and must have their applications addressed by Ceron and Eletrobras:

N°	Nome do Documento	Credora	Data de Assinatura
Private Debt
1	Petrobras Distribuidora S.A.	12/31/2014
Acknowledgement Instrument

Contract

Creditor:	Petrobras Distribuidora S.A.
Intervenor:	Eletrobras
Object:	Recognition of a debt at the total amount of R$ 961,061,034.55 related to the debt pursuant to supply of fuel in the period from November 1st, 2014 to June
30th, 2015
Amount:	R$ 961,061,034.55
Interest:	The update of each installment will be made based on the SELIC reference rate
Grace period:	Not applicable
Principal payment:	18 monthly installments
Guarantees:	Fidejussory guarantee of the Federation, Guarantee Pledge Contract related to the credits CERON holds at CDE; and the amount of R$ 349,045,658.94 will be guaranteed by Eletrobras, as several debtor
Relevant obligations:	CERON is forbidden to grant the contract rights and obligations without prior and expressed consent by Eletrobras
Anticipated maturity:	The contract will be terminated in advance in case of:
(i) non-payment of 3 consecutive or alternate installments, provided that the default is not solved by CERON within 5 business days from the due date of the last delayed installment;
(ii) liquidation, request for judicial or extrajudicial recovery, claim, pronouncement or homologation of bankruptcy;
(iii) protest of payment slips issued by CERON or obligation over R$
500,000,000.00 with a bond by the Federation or if any other judicial or extrajudicial measures is proposed against CERON, which might provenly affect the debt payment capacity;
(iv) succession of CERON, or any kind of corporate reorganization, which leads to change in the share control of Eletrobras or
CERON, without prior consent by BR Distribuidora;
(v) anticipated termination of any other contract of financial nature signed by
CERON; and,
(vi) inclusion of provisions, which lead to restrictions or loss of capacity for payment of the financial obligations pursuant to the contract in a corporate agreement or corporate bylaws of CERON
Other important clauses:	Not applicable

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3.4 Deposit of Shares Owned by Eletrobras at FND

     The Nominative Share Record Book of all Distributors mentioned blockage of all shares owned by Eletrobras to the benefit of the National Privatization Fund – FND, administered by BNDES, in compliance with the Law no. 9.491/1997.

3.5 Remaining aspects to be considered

Remaining aspects shall be considered, the measures of which are within and outside the scope of Distributors are vital for the privatization process, as per the chart below:

ACTIONS ON DISTRIBUTOR’S SCOPE

Obtaining authorization from Executive Board, Supervisory Board, Board of Directors to perform capital increases on the Distributor

Performance of General Meeting specially convened to approve the Distributors’ capital stock, as well as an increase of capital stock by underwriting of new shares

ACTIONS ON ELETROBRAS’ SCOPE

Obtaining authorization from Executive Board and the Board of Directors to perform the privatization of Distributor Performance of General Meeting convened to approve the privatization of Distributor Performance of the necessary procedures to fulfill CVM [Brazilian Securities and Exchange Commission], NYSE, and Latibex

ACTIONS OUTSIDE THE DISTRIBUTOR’S AND ELETROBRAS’ SCOPE

Obtaining prior approval from CADE provided on articles 88 and 90 of the Law 12.529/2011 and CADE Resolution no. 02/2012 Obtaining prior consent from ANEEL for share control transference (Art. 27 of the Law 8.987/95 Art 4, XI, of Annex I of the Decree 2.335/97, in addition to the provisions of ANEEL Normative Resolution 484/2012) Obtaining approval from the Board of the Investment Partnership Program (CPPI - Conselho do Programa de Parcerias de Investimentos) regarding operational modality, conditions and adjustments to be applied to the privatization (Law 9.491/97) Follow-up, surveillance, and evaluation of the privatization process by the Federal Court of Auditors (TCU - Tribunal de Contas da União) (IN TCU 27/1998)

3.6 Payment methods

     Under the Law No. 9.491/97, the payment methods in a privatization process shall be recommended by the National Privatization Council (CND), now replaced with the Board of the Investment Partnership Program of the Presidency of the Republic (CPPI), for approval by the President of the Republic. The latter may authorize remaining payment methods within the scope of the National Privatization Program, as recommended by the CPPI.

     The Law also requires disclosure of selected items on the conditions for disposal of the concerned company’s shareholding control, through publication at the Brazilian Federal Official

Gazette and in nationally recognized newspapers. In particular, the following shall be disclosed:

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  Any dividend payments to the Federal Government (or to companies controlled by it) and contributions of capital to the capital account provided by it over the last 15 years;
  Creation of special shares and the powers defined to them (as applicable).

     For the event of Ceron privatization, the defined payments are recommended to be made in full through the stock exchange (B3), by means of the effective currency, upon sale settlement.

     The remaining procedural aspects shall be detailed in the Request for Proposal of Privatization, Manual of Auction Procedures, Procedural Manual for Offering of Shares to Active and Retired Employees and associated agreements.

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4. Purpose of the Auction

4.1 Purpose of sale

As outlined in Law No. 12.783/2013, as amended by Law no. 13.360/2016, and in the Decree Draft, which regulates the distributorship concession bid associated with the assignment of control of corporation providing public electric power utility services, the purpose of the auction is sale of the company associated with granting of the public electric power distribution service.

For definition, the applied analysis methodology considered both financial (amount of concession, equity value, etc.) and legal (regulatory feasibility) aspects when defining and assessing the purposes.

The alternative sale of the company associated with concession granting consists in joint auction of the concession granting and disposal of the distributor company's shareholding control. Thus, the concession is simultaneously extended to the company itself and the shareholding control is assigned to the new controlling shareholder.

If Eletrobras fails to approve the adjustments, the legal provisions dealing with pure concession granting shall be applied. Accordingly, in this case, the auction for sale of the company associated with concession granting shall not be conducted.

4.2 Assessment of sale feasibility

Based on the rationale described in the prior item, from four dimensions, the auction purpose for Ceron was defined as shown below.

Sale viability assessment - Current scenario
Legal readiness (for sale in 2017)
Financial effect (vs. liquidation)
Financial attractiveness (stand alone)
Investors' interest
Possible sale modality
Ceron
Company associated to the concession

Initially, we identified whether Ceron is legally able to be sold within the desired schedule.

Then, we assessed whether the financial consequence of selling the company associated with the concession was more beneficial to Eletrobras as compared to liquidating the company with the resulting disposal of the pure concession.

We also analyzed whether Ceron holds financial attractiveness as a stand-alone company, i.e., individually.

Finally, based on the conducted market sounding, we identified whether there are investors potentially interested in acquiring the company.

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     As Ceron met the requirements of these four perspectives, it was concluded that it would be possible to sell the company in a tender associated with granting the concession.

5.	Relevant Aspects of Valuation
5.1	Relaxation of regulatory parameters

     It should be taken into consideration that the companies’ valuation already considers, among the flow perspectives, the consequences of the Technical Notes 351/2017 and 149/2017 of ANEEL, the latter being the result of the Open Court 032/2017, providing for loosening of regulatory metrics for financially unbalanced concessions, including Ceron.

     Such ANEEL Technical Notes loosened for the company the regulatory values of the PMSO, Non-Technical Loss and RGR metrics of the designation period. As a result, there is increased financial setoff through tariff to the distributors and the resulting decreased volume of RGR loan, increasing the revenues thereof and, accordingly, its cash flow.

     Such parameters shall be loosened from the tariff process dated 2017, initiated on November 30 of this year, up to the first regular review of the new utility to be contracted by means of a bid, estimated to be held in 2023.

     Such parameters shall be used as auction variables, with their methodology and values being explained in Item 12.6 - Auction Value base for ‘Combined Discount Index in the Regulatory Flexibility and Grant’.

5.2 Debts

     The indebtedness levels of Eletrobras distributors are quite high, and the debts may be divided into three major groups: Debts with Eletrobras; Debts with Specific Third Parties and Debts with Other Third Parties. Debts with Eletrobras in turn may be rated according to their origin: Ordinary Resources, RGR, Banco Mundial and Eletrobras related parties.

a)	Debts with Eletrobras: refer to funds with the Holding or through it by means of onlending. Since Eletrobras itself holds the credit rights, the debts may be used by the company as means to optimize the capital structure of its distributors.
	o	World Bank: Eletrobras holds funds obtained with World Bank for the purpose of investing in improved infrastructures, project named by the companies as “Projeto Energia+” [Project Energy+]. Such funds are then lent to distributors as loans and financing.
	o	RGR (Global Reversal Reserve): Refers to amounts raised by Eletrobras for the distributor with the Global Reversal Reserve (RGR). Thus, the sums are due by the distributor to Eletrobras, associated with funds raised from the RGR. The amounts found in the balance sheet, as of the base date of this report (12/31/2016) are mostly from loans obtained prior to the designation period.
§ RGR pre-PPST (temporary service provision period): Amount of debt arising out of the pre-PPST period, when the funds were aimed at financing investments of the distributors.

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§	RGR PPST (temporary service provision period): Debt amount arising out of the PPST period, initiated in November 2016. Within the scope of the concession agreement termination and beginning of such period, the RGR onlending changed their purpose to maintaining the companies’ activities ensuring the so-called “Appropriate Remuneration”, as defined in the Technical Note 331 dated September 13, 2016. By the end of this Item, the estimated sums of the debts with RGR are provided until the end of February 2018 (date estimated for entry of the potential investors in the operations), considering the fund-raising operations in the service provision period.

o	Ordinary Resources: Own fund onlending by Eletrobras to the distributors, through loans, usually with low financing cost and for the purpose of covering operating deficits. Therefore, this debt is directly due from the distributor to the Holding, without involving Third Parties.
o	Advance Payment for Future Capital Increase (AFAC): Refers to funds contributed by Eletrobras at the distributors for future capital increases.
Usually, AFACs are paid-up as capital within up to one year of their composition, but that is not a requirement, and they may be kept in the balance sheet as distributor debt. Currently, only Eletrobras is responsible for contributing AFAC sums in the distributors.
o	Related Parties: Refer to debts contracted with other Eletrobras distributors or companies, except the Holding. Among the major related parties with effective credits we may mention, for instance, Eletronorte, Furnas and Chesf.
Like in the case of the debts contracted directly with Eletrobras Holding, the company has preference over the funds, and may use the same alternatives as mentioned in the prior item. However, in this group of debts, there are legal and corporate aspects required to be noted vis-à-vis any measure. It should be stressed that variables such as the cash flows, the amount and the own capital structure of the creditor companies may be affected due to an attempted use of such credits.
b)	Debts with Specific Third Parties: Debts of such nature are mostly overdue payment liabilities concerning fuel supply agreements (therefore, rated as debt by the Accounting-Equity Due Diligence), due by some of the distributors which are parties to this privatization process. Among the major creditors, we have Petrobras and Cigás.
c)	Debts with Other Third Parties: refers to debts contracted with other parties than Eletrobras, its distributors, Petrobras or Cigás. The remaining creditors of the distributors and debt instruments are considered in this group, among which there are domestic public banks, such as Caixa Econômica Federal, private financial institutions and other funding agents. The procedures of the Accounting-Equity Due Diligence also included to the balances of Debts with Third Parties the amounts concerning overdue payments with suppliers, including, for example, overdue liabilities with CCC (Fuel Consumption Account).

     The RGR PPST accounting balances reported to this Consortium by Ceron in December 2016 and June 2017 are shown below:

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Product 11 –Privatization Modeling Proposal

RGR PPST BALANCES - CERON	
December 2016	June 2017
R$ 143,781,725.81	R$ 294,624,710.81

The RGR PPST amounts released for Ceron are established by ANEEL every quarter.

5.3 Total liabilities

The company's liabilities rated according to the creditor source, with the base date of December 2016, are provided as follows:

Ceron liabilities composition In R$ MM (Dec/16)

79
231
237
2,369
2,372
2,372
5,289
5,288
277
277
319
120
199
5885
199
5,686
World Bank
RGR[1]
Ordinary Resources
Related Parties
Petrobras
Subtotal
CCC[2]
Suppliers and Other Liabilities[3]
Total
Eletrobras [4]
Working Capital
Gross Indebtedness[5]

Note: does not consider legal restrictions of litigious values

1) *According to Eletrobras, R$ 143.8 MM refer to RGR PPST*
2) *It refers to the gross value to liabilities relating to CCC. However, the distributor also holds CCC credits (present on current and non-current assets) on the value of ~R$ 3.7 Bi*
3) *Includes taxes and social contributions, regulatory liabilities and sectorial charges, among others*
4) *There is no AFAC pending incorporation*
5) *Aside from loans and financings, the due diligence considers expired values from suppliers as debts*

Source: Ceron (staff and financial statement) Consórcio Mais Energia B

The total liabilities indicate the maximum credit amounts eventually used by Eletrobras as an alternative to make adjustments to the capital structure.

5.4 Risks and Contingencies

In the sale process, assessment of risks associated with contingencies is essential to ensure the transaction and determine its amount precisely. In this chapter, we expose the types of contingency, the current status of contingencies for Ceron and the logical negotiation for the provided contingencies.

5.4.1 Types of contingencies

Contingencies described in this Section I - Privatization context refer to contingencies additional to those previously provisioned in the companies' balance sheet. They may result

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Product 11 –Privatization Modeling Proposal

from both the reviewed sums provisioned and from identification of unmapped contingencies and their estimated value.

     Contingencies, type of rating and amounts derive from the legal, accounting-capital and environmental audits conducted at Ceron.

     There are three types of contingency, according to their probable loss of the concerned sums and, accordingly, incorporation into the valuation process, as listed below:

Probable:
o	High risk of losing the sum involved in the judicial and administrative proceedings
o	Usually priced in valuations, decreasing the equity value
Possible:
o	Potential risk of losing the sum involved in the judicial and administrative proceedings
o	Usually not priced in valuations, being eventually dealt with in specific
Remote: negotiations between the selling and the purchasing parties
o	Low risk of losing the sums involved in the judicial and administrative proceedings
o	Usually not priced in valuations

5.4.2 Current status of contingencies

     Find below the amounts and percentages of contingencies for Ceron, according to their risk rating level.

In R$ MM
DETAILING OF CERON CONTINGENCIES

	Likely	Probable	Remote	Total
Litigious	132.84	-	-	132.84
Taxes	260.60	918.58	64.14	1,243.32
Labor	107.10	52.64	-	159.74
Actuarial	-	-	-	-
Total	500.54	971.22	64.14	1,535.90

In %
DETAILING OF CERON CONTINGENCIES

	Likely	Probable	Remote	Total
Litigious	27%	0%	0%	9%
Taxes	52%	95%	100%	81%
Labor	21%	5%	0%	10%
Actuarial	0%	0%	0%	0%
Total	33%	63%	4%	100%

Note: ‘Litigious’ contingencies refer to materialized lawsuits and include actions from different areas (taxes, labor, civil, environmental, and regulatory). The others refer to risks mapped in the respective diligences, which do not have materialized suits.

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Product 11 –Privatization Modeling Proposal

Among the contingencies for classification as “Probable”, in Litigation, there are about R$

127 million related to taxation suits. In Taxation, approximately R$ 253 million are related to accessory obligations. In Labor, R$ 104 million are related to outsourcing of target activity.

Among those for classification as “Possible”, Taxation is at approximately R$ 677 million related to PIS [Social Integration Program] and COFINS [Contribution for Social Security Financing] falling upon reimbursement of CCC, R$ 130 million in non-technical loss of power and R$ 109 million to ICMS [Tax on Goods and Services Marketing] on CDE and Low Income subsidies.

     In addition to the provided contingencies, there are also contingencies concerning environmental adaptations in the amount of R$ 38,717,204.75 required for distributor. Such values, however, were previously deducted from the equity value in the company’s valuation.

     It should be stressed that the base date of the contingencies is 12/31/2016 and that such sums are in addition to those provisioned in the distributor’s balance sheet dated December

2016. The full details of the contingencies are in the audit reports.

5.4.3 Negotiations to deal with contingencies

     Dealing with such distributor contingencies is relevant to enable eventual adjustments to the company’s price between the selling and purchasing parties. However, after developing several legal and financial analyses on contingencies, it was concluded that Eletrobras would avoid keeping future liabilities – after privatization – with the purchaser related to contingencies, in addition to eventual legal provisions allowing for the purchaser to question or file actions in the future to Eletrobras.

     Thus, the adjustment definition shall occur prior to entering into the share purchase and sale agreement. Therefore, we recommend the distributor privatization to consider prior corporate adjustments between the parties as part of distributor’s sale price definition. As a result, new value adjustments or corrections concerning these items shall not be conducted after the privatization.

     Contingencies whose assessments are Probable Loss, due to the high chance they have to lose the sums involved in the respective proceedings, should be deducted from the shareholder’s value prior to transferring the shareholding control. Likewise, contingencies rated as ‘Possible’ and ‘Remote’ Loss should not have their value deducted from the company’s sale price.

  ‘Probable’ Contingencies: their amount shall be discounted from the equity price due to decreased chance of success in the proceeding and resulting probable loss of the value involved in the claim;
  ‘Possible’ and ‘Remote’ Contingencies: their amount shall not be discounted from the equity price considering the chance of success in the proceeding and reduced probable loss of the value involved in the claim.

     It should be stressed that several possibilities were analyzed to deal with contingencies, but all of them were proven to be financially unfeasible, with great operating complexity or with legal hindrances and risks.

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Product 11 –Privatization Modeling Proposal

In addition, Eletrobras was identified, due to its State nature and current financial condition, to have legal and financial limitations to offer warranties to the investors in relation to such contingencies.

6. Assessment of Synergies

Assessment of synergies is a relevant dimension for defining the privatization model. At first, increased grouping of distributors for sale could lead to potential returns to scale. The returns to scale, in turn, would be reflected in decreased total costs, reflecting increased value for the company.

Such potential shall be assessed in this chapter. However, this chapter also approaches a broad perspective, which firstly conceptualizes the synergies to be analyzed and, then, relativizes their effectiveness vis-à-vis other analysis dimensions (e.g., increased competition in the auctions). In addition, it also assesses use of models which encourage synergies in light of the guidelines defined in the initial chapter.

The first challenge when conceptualizing synergies derives from the difference with which the concept is used. Within the context of proposal for the privatization model, we use the term synergy to reflect returns deriving from increased scale, resulting from grouped distributors. Thus, it is necessary to qualify other returns not to be conceptualized as synergies, to wit:

- Efficiency returns – assessment of synergies should not be confused with efficiency returns, since a stand-alone operation could be more efficient than a greater scale arrangement, taking into account the productivity factor among such companies. In fact, a comparative analysis shows that the current reality of Eletrobras companies is distant from other companies – regardless of scale

PMSO / Consumer unit vs. Consumer units – Per company, 2016

PMSO / Consumer Units (R$)
Unit
Distributors group
360
340
320
300
280
260
240
220
200
180
160
140
AES
AMPLA
ENERGISA
EDP
CELG
CPFL Paulista
ELEKTRO
CPFL
CPFL Ex Paulista¹
COELBA
CELPE
COSERN
EQUATORIAL
COELCE
LIGHT
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
5.5
6.0
6.5
7.0
7.5
8.0
8.5
9.0
9.5
Consumer Units (MM)

1) *Distributors from CPFL group, except for the CPFL Paulista distributor*
Sources: Companies

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Product 11 –Privatization Modeling Proposal

PMSO / Consumer unit vs. Consumer units – Per company, 2016

PMSO / Consumer Units (R$)
Unit
Distributors group
State
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
Boa Vista
Amazonas
Ceron
Eletroacre
Cepisa
Ceal
COSERN
CELG
ELEKTRO
AMPLA
EDP
CELPE
COELCE
LIGHT
CPFL Paulista
CPFL Ex Paulista¹
EQUATORIAL
ENERGISA
COELBA
AES
CPFL
0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0 6.5 7.0 7.5 8.0 8.5 9.0 9.5
Consumer Units (MM)

1) Distributors from CPFL group, excepting for the CPFL Paulista distributor
Sources: Companies

- Geographic and social-economic – returns obtained due to the characteristics of concession areas, either by physical continuity, or by social realities (e.g., communities with impaired access), or by economic aspects (e.g., agribusiness or industrialized areas)

- Financial – deriving from better business conditions, usually provided by the credit quality of a new purchaser

- Revenue – increased company's revenue deriving from cross trading of products, possibly adding greater margin to the business

The efficiency improvement return is already embedded to the economic-financial assessment model, following the incentives for efficiency as set out by the regulations.

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Product 11 –Privatization Modeling Proposal

PMSO / Consumer unit vs. Consumer units – 2016 vs. 2022[1] Per company

PMSO / Consumer Units (R$)
2016
2022
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
Boa Vista
Boa Vista
Eletroacre
Eletroacre
Ceron
Ceron
Amazonas
Amazonas
Cepisa
Cepisa
Ceal
Ceal
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1.0
1.1
1.2
1.3
1.4
1.5
Consumer Units (MM)

1) *In real monetary value based on valuation projection*
Sources: Companies

The remaining above-mentioned returns are not applicable to the grouped companies. Although belonging to similar regions, the distances involved do not justify returns – on the opposite, given the geographic set-up, even inside States there are no verifiable scale savings.

Synergies of revenues are also not materialized for the case of concessions, since both tariffs and the market itself are granted under a monopolistic character for most customers. Financial synergies in turn (e.g., indebtedness cost) are basically assigned to the credit rating of the potential purchaser, not being influenced by eventual grouped concessions.

We should then return to the synergies obtained due to increase scale, resulting from grouping operations. These are usually reflected into the dilution of fixed costs (administrative) and returns of the purchasing power – specifically related to investments (particularly high in the future perspective).

The maximum estimate for such return is R$ 200 million in nominal values (as detailed below), when we consider the synergy for the case in which all six distributors are acquired by a single investor. Such estimate is based on a percentage over the sum of the administrative costs of the six Distributors considering independent operations.

Our experience indicates that such benefits are attained in about 5 years, being maintained for some period, until their capture by the regulator, or, in case of the investments, with reduced consequence in the BRR, not reflecting increased tariffs.

In addition, for it to be taken into effect, it is necessary to assume investments in systems, consulting, team allocations, as well as approval of the regulator as to parameters for sharing of funds.

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Product 11 –Privatization Modeling Proposal

Thus, it was estimated a potential maximum annual savings of R$ 20 nominal million for 10 years, between 2023 and 2032, amounting to R$ 200 million of consolidated value for the six distributors, if acquired jointly. The annual estimated savings is equivalent to 25% of the administrative costs estimated for the distributors, estimated at R$ 80 million in real values, according to the table below.

Distributor	(A)Mean PMSO[1]	NPV A[2]	Yearly CF[3]
Ceal	279,183	115,995	11,600
Cepisa	507,836	212,420	21,242
Eletroacre	157,157	65,053	6,505
Ceron	405,205	168,856	16,886
Amazonas	470,687	194,076	19,408
Boa Vista	113,186	49,358	4,936
			80,576

[1] PMSO between 2023 and 2032
[2] Present Value of Mean PMSO
[3] 10% Share of NPV A based on comparables

The 10% share of the administrative costs over the total costs was estimated based on some comparable operations, as provided in the following chart.

Administrative Expenses / PMSO
16.5%
16.4%
6.7%
7.6%
9.3%
8.9%
10.9%
9.1%
Equatorial
Light
CPFL Paulista
Coelce
Celpe
Broad
Mean
Median

In relation to returns to the purchasing power with investments, in addition to the estimated reduced capex being not so relevant, even so, there would be a consideration of decreased revenue, since part of the tariff corresponds to the remuneration of investments made and, therefore, there would be no relevant impact in the amount.

However, several aspects should be considered prior to concluding whether scale synergy is being considered:

- Obtainment of synergies through groupings could impair sale of one or more companies, considering the different levels of interest by the investors among the utilities subject to privatization – as attested in market sounding interviews, where preference for the individualized offer of the concessions was stated, eventual groupings could result into reduced number of offers, given the increasing complexity

- The effective capture occurs within the management model of the purchasing investors – the scale shall tend to be captured by the company's insertion into the

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Product 11 –Privatization Modeling Proposal

purchasing company, being questionable to advance its pricing in the minimum amount

  Companies can be privatized at different times – e.g., such as Amazonas, which would not match the different nature groupings
  Ungrouped concessions can increase competitiveness between the bidders, increasing competition and resulting into higher final price, but differently from pre-estimated synergies, avoiding the risk of empty offers for a grouping

     It should be stressed that grouping can be used for pragmatic aspects, deriving from objective assessment aspects (e.g., grouping to minimize the required capitalization) and the own interest of investors (mitigating risks that a less attractive concession is not successful in the privatization).

     In summary, a wide assessment, allied to the discussed context, does not construe as consistent the synergy incorporation to the minimum price and, accordingly, inexistence of returns to the proposed model.

     Such recommendation occurs vis-a-vis the instruction that no concession groupings should be conducted since it is construed that an open model shall tend to increase the competition between the shareholders. Thus, there would be not only an increased number of offers –avoiding the chance for auctions without bidders – but also increased prices offered. Such prices, in turn, would be more appropriate to the level of synergy the investors shall have when inserting such companies into their management model.

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Product 11 –Privatization Modeling Proposal

7.	Adjustments on the Privatization model
7.1	Context

     The privatization model is made from the results of the due diligence reports and economic-financial assessments. However, for the final proposal of capital and corporate structuring of the distributor, it is necessary that additional adjustments are conducted.

     The adjustments are carried out for the privatization model to meet the required legal instructions and comprise the latest information available concerning the economic-financial condition of the distributor.

Adjustments made follow the stages provided below:

ADJUSTMENTS FOR PRIVATIZATION MODELING

= Mean of Services A and B

(+/-) Consolidated adjustments
Balance Sheet Adjustments
(+/-) Asset and Liability Adjustments

(+)	RGR PPST Reincorporation
(-)	Reclassification of AFACs as Debt
(-)	Tax Adjustments (Tax Loss and Negative Base)
=	Adjusted Equity Value
(-)	Reduction adjustment of tariff relaxation
=	Final Equity Value

The following topics describe the adjustments made. Their amounts are detailed in Section II

  Privatization proposal.
  Base amount of valuation – Average between valuations of Services A & B

     Under Decree 2.594/98, providing for the National Privatization Program, Ceron sale model shall consider the financial assessments conducted by Services A and B contracted by the State-owned bank, conducted with the base date of December 2016.

     Within such context, based on the equity values drafted by Service A reported through the Letter AD/DEADE3 No. 14/2017, it is proposed that the equity value considered as basis for the financial and corporate model of Ceron shall be the simple average of the equity values defined by Service A and Service B. The formula is below:

30

Product 11 –Privatization Modeling Proposal

Equity value average = (Equity value Service A + Equity value Service B) / 2

     As a result, an assessment basis is obtained with reduced chance of distortions since it considers the analysis of two different assessing companies. It is construed that both assessing companies are fully qualified to analyze the companies’ value and that the natural amount differences are due to the inherent subjectivity of interpretations and assumptions of each of them. Thus, any amount adopted among those provided by such companies would be acceptable.

     We should also consider that, by using the theoretical concepts and technical tools usually accepted by the experts and the market, definition of assumptions and parameters of a financial assessment has the subjectivity of its developers, which is inherent to valuation of a company.

Thus, the Enterprise Value of a company, representing its projected cash flows, carried at present value by a discount rate, are subject to specific interpretations of their appraisers.

     Therefore, it is construed that one-sided selection of only one of the amounts provided by both appraisers could give room to greater assessment distortions vis-à-vis the market value considered by potential investors of such companies. For example, if choosing the lowest between both values, the investor could be benefited. In turn, if choosing the largest between both values, there could be a risk that it would be distant from the market assessment, reducing the auction attractiveness. Finally, choosing an arbitrary amount – other than the average –between both values assessed would not be logical.

     In the case of Ceron, the Enterprise Value estimated by the Services A and B are in close inter-values, lower than 20% in difference between them, benefiting the average use.

ENTERPRISE VALUES OF CERON - MEAN OF SERVICES A AND B

Service A	R$	1,524,512,239.58
Service B	R$	1,264,573,655.87
Mean of Services A and B	R$	1,394,542,947.72
Percentage variation[1]		17%

1) Variation calculated as the module of lower value divided by the higher value

     As a result, using the average of the amounts assessed by Services A and B is the most effective alternative to define the privatization price of Ceron.

7.3	Relevant adjustments for privatization of Ceron
7.3.1	Adjustment to comprise updated balance sheet until June 2017

     As means to minimize eventual financial discrepancies between the valuation base date and the latest balance sheet available for Ceron (updated until June 2017 and not audited by the Consortium), updates are being made as to the balance sheet accounts related to indebtedness and working capital, in addition to specific accounting adjustments.

Accounts with their amounts updated are listed below:

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Product 11 –Privatization Modeling Proposal

Assets	Liabilities
Current	Current
Cash and cash equivalents	Financing and loans
Securities	Lease
Clients	Debt charges
Taxes to be recovered	Suppliers
Reimbursement rights	Taxes payable
Warehouse	Social and labor obligations
Services in progress	Reimbursement obligations
Regulatory asset	Accounts payable to related parties
Sureties and judicial deposits	Estimated obligations
Financial asset	Sectorial charges
Assets destined to disposal	Post-employment benefits
CDE repayment	Regulatory liabilities
Others	Research and development
Financial liabilities
Others

Non-current	Non-current
Clients	Financing and loans
Taxes to be recovered	Lease
Taxes to social contributions	Suppliers
Sureties and related deposits	Taxes payable
Reimbursement rights	Reimbursement obligations
Regulatory asset	Accounts payable to related parties
Others	Provision for unsecured liability in controlled
Investments	Post-employment benefits
Regulatory liability
Sectorial charges
Advance for future capital increase
Research and development
Others

The balance sheet accounts listed above refer to those comprised of this Consortium as

Working Capital (e.g., ‘Customers’), Net Debt (e.g., ‘Cash and cash equivalents’) and other capital accounts not considered as Working Capital or Net Debt (e.g., ‘Investments’). The understanding is the same as that made by the Accounting-Capital Diligence and the Economic-Financial Assessment. Such amounts exclude the remaining balance sheet accounts not listed above.

     RGR PPST (for the designation period) also received different approach in the privatization model, as well as in the Economic-Financial Assessment conducted. Under the Law No. 12.783 dated 2013, the Technical Notes 351/2017 and 149/2017 of ANEEL and the Draft of Share Purchase and Sale Agreement, loosening was established for regulatory parameters for the distributor, including the RGR PPST. Payments concerning the loans contracted with RGR concerning the designation period shall have tariff recognition as components of Installment A. Since such tariff recognition follows the neutrality concept, the component was not considered when calculating the Installment A, since its consideration was also not considered for the purposes of this report.

     Therefore, since the RGR PPST has tariff coverage, not impacting the equity value, its balances – included into the Liabilities in the account of ‘Loans and Financing’ – were positively reincorporated into the amount to the shareholder.

     It is also stressed that, for the accounts of ‘Assets’ (property and rights), when there is positive variation, they increase the shareholder’s value. Therefore, being added to the equity value of the distributor. In the case of negative variation in turn, they reduce the amount. For the accounts of ‘Liabilities’ (obligations), the adjustment is inverted in relation to the ‘Assets’.

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Product 11 –Privatization Modeling Proposal

For positive variation, the shareholder’s value is reduced, and, for negative variation, such amount is increased.

     The adjustments excluded the accounts of ‘Liabilities’ concerning variations in the provisions for contingencies, litigations and civil, tax and labor claims. The reason is the probable overlapping between the new provisions made in the statements (after the valuation base date of December 2016) and the amounts of contingencies made by the Consortium. The amounts made are related to the same topics, in addition to the amounts of provisions of the financial statements and discounted from the shareholder’s value. Thus, the adjustment related to provisions for contingencies is avoided to occur in duplicate, leading Eletrobras to make increased contributions than those actually required.

     Detailed amounts and the adjustment balances are provided in Item 10.2.2 - Balance update adjustment refer to the consolidated balance between the amounts of December 2016 and June 2017, which may be positive or negative. Balances of fiscal benefit and negative CSLL [Social Contribution on Net Income] basis were also updated to June 2017.

     The resulting amount is used as basis for the adjustment in loosened regulatory parameters. The adjustments were solely applied in the equity value, not being extended to any other income.

7.3.2 Adjustment related to Advance Payments for Future Capital Increases

(AFACs)

     Furthermore, if the distributor has AFACs, another adjustment is made, with the amounts concerning AFACs being considered as debt. Until the updating of the balance sheet dated June 2017 – last updated until this report was concluded – no existing AFAC was used to increase the capital.

     Thus, we suggest no new capital increase by using the AFACs of distributors by Eletrobras. As an alternative, its amounts shall now be construed as debts in the balance sheet (and may be used as an additional alternative for the capitalization to be conducted by Eletrobras outlined in

‘Stage 1’, as well as the remaining options provided).

     Taking into account that, once approved, the CPPI Resolution with definitions of financial and corporate adjustments to be made in the distributor under privatization, it is not advisable that new corporate amendments are made. It means that, if paying-up of the AFACs is after the CPPI publication, there is great chance that the numbers established in such CPPI Resolution will not comply with the distributor’s capital stock after capital increase by using the AFACs.

Thus, conflicts will be avoided concerning the number of shares to be subscribed, as well as their underwriting amount, in addition to eventual legal conflicts or non-compliances.

     We should also consider that there are no relevant financial benefits in paying up the AFACs instead of considering them as debt. The effect upon the equity is neutral, since the new indebtedness amount shall be part of the adjustments of the model. Eventual savings of the distributor with debt taxation costs (e.g., IOF) shall be offset with benefits of the reduced basis for collection of the distributor’s income tax and with adjustments for inflation of the AFACs

(e.g., SELIC), which shall be due to Eletrobras.

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Product 11 –Privatization Modeling Proposal

     It is also stressed that the eventual paying-up of AFACs requires several levels of approvals, including internally at distributor and Eletrobras, as well as externally from the respective governmental agencies (e.g., MME, GCEST and PGFN).

Finally, we note that, until the latest information available for this report, the distributors’

AFACs funds solely derive from Eletrobras. Detailed adjustments and amounts related to the AFACs are found in Section II - Privatization proposal.

7.3.3 Tax adjustments –Tax Losses and Negative Base

     In the first semester of 2017, the distributors used part of the Tax Losses (Individual Taxpayer Income Tax – IRPF) and Negative Base (Social Contribution on Net Income – CSLL) to liquidate tax debts. Since the economic-financial analysis of the distributors considers the use of these benefits positively in their cash flow, once used, such benefits must be excluded from the evaluation.

     Thus, for the financial modeling, the balances of Tax Loss and Negative Base used between January and June 2017 have been deducted from the tax balances existing in December 2016, base date used in the economic-financial analysis.

7.3.4 Adjustment of the relaxation of regulatory parameters

     The adjustment in the relaxation of regulatory parameters aims at complying with ANEEL Technical Note no. 149, dated September 8, 2017, in order to reach the economic equilibrium of the concessions of designated distributors, defined under the terms of Normative Resolution no. 748/2016.

     Thus, the Draft of the Decree that will govern the bidding of distribution associated with the transfer of control of legal entity providing the electric power service, as per Law 12.783/2013, establishes that, in case the value to the shareholder of Ceron resulting from the valuation is positive (which also considers the adjustment of the balance update) based on the relaxation of regulatory parameters, the value of relaxed parameters must be registered so that the value to the shareholder is zero. That is, in case Ceron had negative value to the shareholder before the relaxation of regulatory parameters, and such relaxation results in positive value to the shareholder, the value of the relaxed parameters must be reduced to the amount necessary for the value to shareholder to be equal zero.

The relaxed regulatory parameters of Ceron are listed below:

RELAXED PARAMETERS

  Non-Technical Losses
  PMSO
  RGR PPST

     The adjustment of the relaxed regulatory parameters is applied to values of equity value (average of services A and B), corrected with the other adjustments specified (balance update, RGR PPST, AFAC, Tax Loss and Negative Base).

     In order to zero the value to shareholder, the relaxed values of the relaxed parameters shall be adjusted. The reason is that they have a direct effect to the first years of the concession and

34

Product 11 –Privatization Modeling Proposal

raise the rate to the consumer in a period in which other exceptional rate adjustments are in force.

     As detailed in Section II - Privatization proposal, the relaxed values will be used as variables of the privatization auction, after the eventual adjustment of these parameters to zero the value to shareholder. In addition, the RGR PPST will also be used as an auction variable.

     It is also worthwhile noting that in case the value to shareholder of the distributor is negative after the regulatory flexibilization, it will not be necessary to adjust the value of relaxed parameters. In this scenario, the relaxed value shall be fully valid as a base for the bids of investors in the auction.

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Product 11 –Privatization Modeling Proposal

8. Capital and Corporate Structuring

8.1 Proposed capital and corporate structuring – Overview

The developed structuring is aimed at allowing the sale of Eletrobras' distributors under the model of company associated with the grant of the concession. For that, it is important to have a structure of capital capable of rising the stake of investors.

The structuring was developed in two stages, as shown below:

Corporate and Capital Structuring – Stages 1 and 2

1
Minimum adjustment of capital structure
"Stage 1"
Will consider the minimum adjustment of capital structure - equity value close to zero
Privatization will happen via disposal of Eletrobras assets to the investor together with the Offer to Active and Retired Employees
2
Investor Capitalization
"Stage 2"
Following Stage 1
Privatization will be followed by underwriting of actions to the investor upon capital contribution at the company
Eletrobras will have the option to participate in the investment with up to 30%

Minimum adjustment of the capital structure – "Stage 1"

The attractiveness of a business with negative economic value to investors is reduced. Therefore, in order to allow privatization, it is necessary to adjust the structure of capital of distributors so that the actions have at least a symbolic value in their transfer.

The procedure of achieving the equity value capable of allowing the disposal of the shares held by Eletrobras in the capital stock of the distributors at a symbolic value was considered the "Stage 1" of sale modeling. This is the minimum readjustment in the capital structure of distributors, so that they may be sold. In this stage, after the capitalization, the shares held by Eletrobras in the capital stock of the distributors are sold, followed by the consequent privatization of the distributors.

For Eletrobras to be able to perform the capitalization in order to adjust the capital structure of the distributor, such capitalization must be approved in the Shareholder's Meeting. The approval is linked to the success of the auction and will be carried out before its financial liquidation.

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Product 11 –Privatization Modeling Proposal

     This stage, as well as its premises and parameters, is detailed in Item 8.2 - Minimum adjustment of the capital structure – “Stage 1”.

Investor capitalization – “Stage 2”

“Stage 2” is a stage after “Stage 1”, and optional to Eletrobras.

     It is important to stress that the capital structure of privatized companies needs to be balanced after the sale. This equilibrium is important to assure that the company will have financial health to honor its obligations – such as investments forecasted for the period of concession – and overcome eventual adverse conditions.

     This, the modeling determined that the investor stakeed in acquiring the company, in addition to buying the shares held by Eletrobras at the company of symbolic value, will also invest funds and resources to balance the capital structure of the company.

     This stage, as well as its premises and parameters, is detailed in Item 8.3 - Investor capitalization – “Stage 2”.

Eletrobras corporate stake option

     In order to allow Eletrobras to have economic and financial benefits in the future with the privatization of its distributors, the modeling foresaw the possibility for the state-owned company to remain as a shareholder of the companies sold, holding only a minimum percentage of corporate stake right after the disposal, being able to increase its corporate stake by up to 30% of the total shares of the distributors within up to six (6) months after the auction.

     For such, Eletrobras is entitled to increase its corporate stake up to the limit of 30% of the shares of the capital stock of Ceron, case in which the investor shall assign its right to subscribe such new shares to Eletrobras, so that it may formalize such increase. Considering the financial conditions of the company and the credit amounts of the debt held by Eletrobras with its distributors, Eletrobras may also pay such new shares by exchanging such debts into investment. These rules will be defined in the Shareholders Agreement to be signed by Eletrobras and the investor, and such agreement will be an attachment to the Purchase and Sale Agreement of the distributor.

     Finally, it should be stressed that this alternative is not effectively part of the privatization, but an alternative available to Eletrobras, to be evaluated by it. Therefore, the intent is to include in the purchase and sale agreement of the distributor that Eletrobras may manifest its stake in increasing its corporate stake in the distributors after the privatization, within up to six (6) months from the date of the auction.

     In order to be eligible to increase its corporate stake in this stage, Eletrobras must hold one (1) share at the end of “Stage 1”. In case Eletrobras chooses not to increase its stake, such remaining share shall be sold to the investor within six (6) months from the date of the auction.

     This stage, as well as its premises and parameters, is detailed in Item 8.4 - Eletrobras corporate stake option.

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Product 11 –Privatization Modeling Proposal

8.2 Minimum adjustment of the capital structure – "Stage 1"

Eletrobras is recommended to adjust the capital structure of Ceron until it reaches the symbolic value of equity value (or value to shareholder) of fifty thousand Reais (R$ 50,000.00). Such adjustment must occur by means of capitalization of the company, with the consequent issuance of new shares, to be subscribed and paid by Eletrobras.

The logics of the adjustment to the capital structure are presented in the conceptual model below:

Capital structure adjustment of the distributor In R$ 000
Symbolic value for disposal of shares
50
45
45
5
5
Equity Value - Final
Conversion of debts into equity
Assumption of debt
Cash to capital
Equity Value - Zero Value
Conversion - Disposal of shares for Active and Retired People
Conversion - Disposal of shares for Investor
Equity Value – Adjusted Post "Stage 1"
Main alternatives for capitalization
Value of shares to be disposed to Investors
Value of shares to be disposed to Active and Retired Employees
Note: Illustrative

8.2.1 Symbolic value of shares sale (privatization)

The value of R$ 50,000.00 consists of the symbolic equity value considering the size of Ceron. This value, unlike any other symbolic value of smaller (such as, for instance, R$ 1.00 or R$ 1,000.00), allows the operation of sale of shares of the distributor, held by Eletrobras to the investor, resulting in the privatization of the company, occurs in a more appropriate way.

In a privatization occurring with the sale of shares, such as the case of Ceron, the shares must be offered not only to investors, but also to active and retired employees. In order for the latter to have their right to acquire duly protected, at least 10% of the shares directly or indirectly held by the Government (in this case, equivalent to R$ 5,000.00), it is necessary that the disposal value of the shares is factual by active or retired employee. For that to occur, there must be assurance that the lot of shares offered to active and retired employees have minimum purchase value aiming at their financial operationalization.

This, this Consortium has assessed that the value of R$ 50,000.00 meets the requirements of privatization with safety. Such value allows the aforementioned parameters to be protected, avoiding operating and legal risk in the future in case of smaller amounts for the sale of shares. The assessment has considered, among other aspects: 1) the need to have a factual value of sale of shares to each one of the active and retired employees eligible to purchase; 2) the potential

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Product 11 –Privatization Modeling Proposal

quantity of active and retired employees eligible to purchase shares; 3) a margin of safety for the number of eligible employees, active and retired; 4) the number of shares of the company; 5) the minimum values to each lot of shares of the company.

     The capitalization value also considered the reality of six distributors in privatization procedure by Eletrobras, part of the same initiative. An uniform value was defined to all, considering the similarity of the financial situation in which they are found, as well as the proposed auction model, in which its sales operations interconnect. The definition of a homogeneous sales value of the companies, considering their financial situation, allows for a clearer and greater understanding of the privatization procedure of these companies to investors and to society.

     Details on the number of shares and values, among other aspects, are listed in Section II -Privatization proposal and in the Public Notice to the privatization procedure of Ceron.

8.2.2 Capitalization alternatives

     It is recommended that the choice on the alternatives to perform the adjustments to the capital structure of Ceron should fall exclusively onto Eletrobras. The choice shall be made according to the most attractive options and to the reality of financial availability and credit of the company at the time of the operation.

     Recommendation made, it has been noted that Eletrobras could use three main alternatives to make the capitalization, all resulting in subscribing shares of the distributor: (i) conversion of debt credits by distributor to Eletrobras; (ii) assumption of debts of the distributor with third parties; and/or (iii) cash contribution to the distributor’s capital structure.

  Conversion of debt credit of distributor: requires that Eletrobras should waive the right to amortization and interest of the debt credits, which, in part, would be of doubtful liquidation without the privatization. However, no demand is made in terms of cash disbursements by the company;
  Assumption of debts of distributor with third parties: requires disbursement of cash for the payment of debts with third parties, according to the negotiation occurred;
  Funding of financial resources to the distributor: requires disbursement of capital to allow the contribution to capital.

     In order to define the best alternative of capitalization to Eletrobras, a specific analysis shall be carried out by the Holding.

8.3 Investor capitalization – “Stage 2”

     Even after the adjustment to the capital structure by Eletrobras to a symbolic value, the recommendation, for the purposes of conclusion of the privatization procedure of Ceron, is to conduct a new capitalization of the company, however this time by the investor, against the underwriting of new shares. This capitalization has the attributions of:

a)	Avoiding the participation of investors effectively committed with the success of the company or without the due financial conditions to make the investments necessary for the organization;

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Product 11 –Privatization Modeling Proposal

b)	Optimizing the capital structure of the company. After the “Stage 1”, against a symbolic equity value, the capital structure of Ceron shall consist of approximately 100% of debt.
Thus, the company is not duly capitalized to make the investments and other demands of cash;
c)	Demonstrating to society and stakeholders that the privatization of Ceron has attracted an investor committed to contributing with resources sufficient to cover the investments in the first five years of the concession, fundamental to lever efficiency and the level of service of the company.

     For definition of the capitalization value, two factors were taken into consideration: 1) capital structure of the companies after adjustment in “Stage 1”; and 2) reference leverage for the electric power distributors in Brazil, considering that Eletrobras will remain as minority partner of the companies.

     In the first factor, it was considered that the capital structure, which will serve as a base to be adjusted by the investor, is the one after the privatization operation. That is, any debt conversions by Eletrobras to achieve the amount defined for the transfer of the distributor´s shares held by Eletrobras to the investor and consequent privatization of Ceron, have already been considered. At this stage, the company´s leverage is close to the theoretical limit, as there is no significant equity value.

     In the second factor, a reference capital structure for the companies from the sector was used, 54% financial leverage. The leverage is calculated as a module of the amount of the net debt divided by the sum of the module of the net debt amount with the company´s equity value, as expressed herein: (|Net Debt| / [|Net Debt | + Equity Value]).

     The value of 54% defined for the leverage target after the investor´s capitalization was calculated according to the methodology used by Consórcio Mais Energia B. It considered the current weighted average capital cost (“WACC”) of the companies compared to the most leveraged from the sector. In the calculation of the amount required from the investor, it was also considered that Eletrobras will use the option to achieve the maximum value of corporate share (30%) in Ceron by means of debt conversion after privatization.

     In case Eletrobras does not use its option partially or totally, there are no damages to the operation or to the investor. The main reflection is that Ceron will have more leveraged capital structure than the suggested level (54%). However, due to the capitalization done by the investor, the distributor will be more prepared to undertake the relevant investments forecasted for the first years after the privatization. Likewise, the reasons to require the capitalization from the investor remain fulfilled.

     It should be noted that, in addition to the capitalization forecasted for the investor, optimizations of the capital structure tend to be made progressively by the future investor. Thus, new contributions of resources may be demanded so that the financial equilibrium of Ceron is continuously achieved or even to face cash demands. Accordingly, in case Eletrobras decides to remain as a shareholder of the distributor and does not accompany the investor in eventual future increases of capital of the distributor, it shall be diluted. The same principle applies to eventual minority stakeholders (including Active and Retired Employees which adhere to the distributor’s Share Offer).

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Product 11 –Privatization Modeling Proposal

The capitalization values of the investor are listed in Section II - Privatization proposal.

8.4	Eletrobras corporate stake option
8.4.1	Justification

     The privatization modeling considers the possibility of Eletrobras continuing as a minority stakeholder of Ceron after the disposal of the shareholding control of such distributor. When holding a shareholding interest, even if assuming the risks as a shareholder of the company, Eletrobras may recover part of the investments made with the receipt of dividends or future increase of value and subsequent sale of its shareholding interest.

     In such case, Eletrobras shall have the right to increase its shareholding interest at Ceron after the privatization of the company, having as an alternative not only the contribution to capital, but also the additional conversion of debts into shares. Thus, the state-owned company will not necessarily need to contribute to the capital of Ceron in case it is willing to exercise the respective option, using the credits of remaining debt eventually held against the privatized company.

     The structuring of this alternative to Eletrobras occurs to provide it with an option to generate additional value from the privatization. For such, a financial valuation shall be carried out by Eletrobras, considering, among other aspects, the TIR and VPL of both scenarios.

8.4.2 Eletrobras corporate interest threshold

     The corporate interest of Eletrobras should be limited to 30% of the shares of the company. The threshold of 30% was established based on benchmarks and good market practices, in which minority stakeholders have limited participation in the governance and/or management of the company.

     The established percentage, in addition to allowing Eletrobras to hold relevant economic interest in the company, will not be equivalent to that of future investor, which will provide the investor with autonomy to act.

     The capitalization to be performed by Eletrobras shall also follow the same profile of share categories currently existing at Ceron. Thus, eventual risks of legal inquiries related to specific corporate adjustments to the privatization procedure may be mitigated.

     However, the shareholders agreement set forth in Item 8.4.3 –Participation of Eletrobras in the governance of the company shall be observed. Therefore, the degree of attractiveness of Ceron privatization to investors, main resource holders and risk takers, should be kept when assuring autonomy in the management of the company.

     Such evaluation was also carried out based on market analyses, which included interviews with market experts and potential investors. In general, investors tend to accept the participation of Eletrobras in the company, however without substantial participation in the management of the company.

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Product 11 –Privatization Modeling Proposal

8.4.3 Participation of Eletrobras in the governance of the company

     In the presented model, although Eletrobras holds shares of Ceron, the state-owned company should preserve minimum rules in the management and governance of Ceron. Thus, the attractiveness of sale of the distributor would not be reduced duet to the sharing of its management, allowing the highest degree of freedom to the new investor.

     For such, it proposes that, regardless of the shareholding organization of Ceron after the privatization, a shareholders agreement with the following parameters shall be established:

MODEL OF PROPOSED AGREEMENT
Participation Option	Eletrobras option to increase the participation in the distributor up to 30%
Conditions for the increase of capital	Accompany or increase the participation via debt conversion
Purchase priority	Valid to investor and to Eletrobras
Tag Along	100%
Effectiveness of the agreement	Regardless of controller succession

     The objective of this configuration is to preserve the attractiveness of creation of value of the company, overcoming eventual barriers resulting from the sharing of decisions of the company after the privatization.

     It is worthwhile noting that, even though not having a role in the management of the company, Eletrobras shall have its rights as a minority stakeholder duly protected. Privatized, Ceron will become a business corporation, one of the legal requirements for a company engaged in the distribution of electric power. In this case, the rights of the minority stakeholders will be governed by law, as well as the requirement of observance of good corporate governance practices (including the conduction of external audit and the disclosure of financial statements).

     In addition, Eletrobras shall have specific aspects set forth in the shareholders agreement and in the obligations of the eventual investor when acquiring Ceron. The rights of Eletrobras are protected by the conditions detailed in the Public Notice to privatization of the company, and the specific conditions of the purchase and sale agreement of the distributor, including the shareholders agreement.

8.4.4 Procedure for Eletrobras to increase its shareholding interest

     The purchase and sale agreement of the distributor and the shareholders agreement establish that Eletrobras will have up to six (6) months from the date of the auction to decide on its interest in increasing its shareholding interest by up to 30% of the shares of the capital stock of Ceron. Once the decision is made, Eletrobras shall communicate it to the new controller so that it becomes effective.

     In case Eletrobras is interested in increasing its participation, the legal and usual procedures for the capitalization of the company shall be observed, considering the rights of minority stakeholders – including active and retired employees acquiring shares of Ceron. The investor shall not accompany such capitalization, in order to dilute its interest in the distributor and for Eletrobras to achieve the maximum threshold determined for its shareholding interest.

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Product 11 –Privatization Modeling Proposal

     As mentioned, the capitalization to be made by Eletrobras may also be made using debt credits held by the state-owned company with Ceron. The financial conditions of the capitalization, i.e., the market value per share, shall be the same of Stage 2 and of the auction.

8.5 Classes of shares

     During the procedures of increase of capital of the distributor, the assumed premise is that the distributor will observe the legal rules applicable to the matter.

     In case the new controller is interested in rearranging the corporate structure of the company, it may issue new classes of shares or create groups. This should occur provided that the legal rights of minority stakeholders are observed, as well as the contractual obligations resulting from the privatization procedure.

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Product 11 –Privatization Modeling Proposal

9.	Shares offering to active and retired employees
9.1	Mechanism

     According to the applicable legislation, the active and retired employees of the companies directly or indirectly controlled by the Government, included in the National Privatization

Program (“PND”), herein the Investment Partnership Program (“PPI”), are assured the offer of at least ten percent (10%) of the shares representative of its capital.

     The offer to active and retired employees is made in parallel with the privatization auction, and its implementation is conditioned to its success, i.e., against the effective transfer of shareholding control.

     To take part of the offer, active and retired employees must be qualified according to the criteria established in Item 9.2 – Definition of active and retired employees. After such qualification, active and retired employees shall indicate the number of lots of shares they are willing to reserve, without any purchase obligation.

     Each qualified active and retired employee may receive the same number of shares, regardless of title, either at the present or upon retirement.

     To negotiate the shares, the active and retired employees must be qualified and must hire a custodian agent, authorized institution accredited with B3, new denomination of BM&FBOVESPA.

9.2 Definition of active and retired employees

     For the purposes of the Offer to Active and Retired Employees, active or retired employees of the distributor shall be considered as the following:

1)	Employees with labor links with the distributor on the date of publication of the Public
	Notice	in the Federal Official Gazette;
2)	Retired employees who meet any of the following requirements:
	a)	Hold labor link with the distributor on the date of request of their retirements;
	b)	Have the last contribution to the social security made as an employee of the distributor;
	c)	Have the last contribution to the social security covered by the distributor, as a result of voluntary dismissal plans;
	The	details on the eligibility criteria of active and retired employees for their eligibility to the auction, including specifications of CNPJ [Corporate Taxpayer ID Number] of companies eventually related, shall be included in the Public Notice to the privatization of Ceron.

9.3 Offer General Conditions

     The table below presents the main conditions of the offer of shares to the active and retired employees, with explicative details in the following items.

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Product 11 –Privatization Modeling Proposal

General Conditions for Offering Shares to Active and Retired Employees

	Percentage of Eletrobras shares to be offered	10%
Conditions of
the offer	Discount on the Investor’s underwriting value	10%
	Destination of the Remainder	Sale[1] to the Investor
Offering	Quantity for offering to Active and Retired Employees	02 Offers
Process	Purchase limit	Depends on the number of entitled people
Depends on the participation acquired in the
Underwriting	Shares to be subscribed by Active and retired employees	offer
process
	Price per share on underwriting	Same price as Investor
	Lock-up period	No lock-up
	Re-purchase deadline	03 years
	Value per share for re-purchasing purposes	Same value as underwriting
Re-purchasing	Value limit of shares to be re-purchased	R$ 100,000.00
process[2]	Increase in shares’ value	10%
	Monetary correction index	SELIC
Assets value (up to R$ 100,000.00) + 10% +
	Final re-purchase value	SELIC
1) Sale by the same offering value to Active and Retired Employees
2) The re-purchasing rights are exclusive for the original purchasers

     The shares shall be offered to the active and retired employees in mixed lots, containing ordinary and preferred shares in the same proportion existing at the distributor. The offer in lots is necessary to allow the sale of the shares for the minimum price (R$ 0.01) necessary to perform a transactions in Brazilian Reais. Rounding may also occur to the totals of the number of shares per lot, offered to employees, culminating in a final offered percentage slightly greater than the value defined as a goal (10%). The details are described in Section II – Privatization Proposal.

     For the second offer of shares to employees, aiming at the sale of eventual surplus of shares from the first offer, there will be criteria applicable purchases involving employees in case of draw, as duly established in the Public Notice to the auction and the Manual of Shares offering to active and retired employees.

9.3.1 Offer take and differentiated conditions

     The active and retired employees of the distributor will be offered 10% of the shares held by Eletrobras. According to Article 30, Paragraph 4 of Decree No. 2.594, of May 1998, the shares to be offered to the active and retired employees may have different prices and conditions in relation to those offered to investors.

     Thus, active and retired employees will have the prerogative to acquire shares at a lower price than the price paid by the new controller of the company in the Auction. The price per share for the Offer to Active and Retired Employees shall be defined as the value per share paid by the investor for the purposes of disposal, discounting up to 10%.

9.3.2 Offsetting differentiated conditions to Eletrobras

     The discount offered to the active and retired employees must be offset to Eletrobras by the investor, as per Article 30, Paragraph 5 of Decree No. 2.594, of May 1998. Such offset shall occur directly, with the total value being paid in conjunction with the liquidation of the auction.

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Product 11 –Privatization Modeling Proposal

     After the stage of offer to the active and retired employees, shares that have not been sold shall be purchased by the winner of the auction, for the same price as previously offered, i.e., with the same discount offered, since the investor already is responsible for the costs of such discount.

9.3.3 Offer Procedure and Purchase Limits

     A single offer of shares shall be made, extensive to all active and retired employees of each distributor, of 10% of the total amount of shares held by Eletrobras after the adjustment of the capital structure of “Stage 1”.

     Based on the value of the shares for the disposal to the Investor, the value of shares for the Offer to Active and Retired Employees shall be calculated with the application of the discount of 10%, as indicated in Item 10.6 - Shares offering to active and retired employees. In order to allow the Offer, the shares will be grouped so that a lot of shares has value equivalent to R$ 0.01 (one centavo), minimum effective unit for money transactions.

     After the qualification stage, the maximum limit of lots of shares that each active and retired employee may acquire will be defined (“Purchase Limit”), through the division of the number of lots offered by the number of qualified persons.

9.3.4 Follow-up by minority stakeholders of investor underwriting

     As presented in Item 8.3 - Investor capitalization – “Stage 2”, the investor shall increase its interest in the capital stock against the underwriting of new shares following the liquidation of the auction. At that time, the persons who have acquired shares through the Shares offering to active and retired employees already are considered shareholders of the company.

     The value per share (or lot of shares) for the eventual follow-up of the capitalization by the active and retired employees shall be equal to the price per share for the investor underwriting.

9.3.5 New controller shares repurchase obligation

     The active and retired employees will be entitled to distribute the acquired shares in the following differentiated conditions:

a)	Under the scope of the Offer to the active and retired employees
b)	In the underwriting of capital with the investor

     In case the active and retired employees who acquired shares of the Distributor are interested in selling such shares to the new controller, they may make such sale after three years from the date of the liquidation of the auction. The repurchase of these shares shall be made at the price per share acquired, up to the total maximum value of R$ 100,000.00 (one hundred thousand Brazilian Reais) per Active or Retired Employee.

     Moreover, for the repurchase, the value of the shares acquired by the active and retired employees shall be added 10%. Following that, such total must be adjusted by the SELIC of the period for the purposes of inflation adjustment of the values. These values are detailed in Section II - Privatization proposal.

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Product 11 –Privatization Modeling Proposal

     The addition of 10% to the repurchase value is defined as a form of assuring differentiated conditions to the active and retired employees with a substantial value, since the sale of shares for the privatization of the distributor is made with symbolic value. It is a benefit for the participation in the capitalization of the company and also an stimulation for employees to contribute with the financial and operating success of the company.

     The price per share (or lot) shall observe eventual adjustments resulting from grouping, split, bonus, and/or additional underwritings of shares or equivalent operations. Details of the values are also presented in Section II - Privatization proposal.

     It is worthwhile noting that the active and retired employee are not prohibited from selling shares they acquired from Ceron to third parties. However, in case such sale occurs, the obligation and respective share repurchase conditions are cancelled. Exceptions apply to cases of heritage and eventual legal provisions.

9.4 Shares not acquired by active and retired employees

     The shares offered in the Shares offering to active and retired employees, eventually not acquired by active and retired employees, shall be purchased by the investor. The purchase shall occur at the differentiated value (already with the discount), since the investor will already be entitled to offset the discount to Eletrobras.

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Product 11 –Privatization Modeling Proposal

Section II - Privatization proposal

10. Summary of Ceron’s privatization proposal

     This summary will present the recommendations of Consórcio Mais Energia B in relation to the privatization of Ceron. The evaluations and recommendations are presented in an objective manner, according to the instructions presented in Section I - Privatization context. They are intended to guide the actions to be taken by Eletrobras and entities responsible for the privatization procedure of the company.

10.1 Ceron’s Corporate Structure

     The corporate structure on the base date of 12/31/2016 is organized according to the table below:

CURRENT CERON’S CORPORATE STRUCTURE

Total shares		1,212,156,653
Capital stock	R$	1,325,368,848.76
Nominal value of shares	R$	1.09339733

Interest	Shares	(%)
Eletrobras	1,212,156,653	100.00%
Minorities	0	- %

Classes of shares	Shares	(%)
Ordinary	1,212,156,653	100.00%
Preferential	0	- %

10.2	Ceron’s Sales Price Definition
10.2.1 Result of economic-financial evaluations

     The economic value of the shares of the company was determined according to the base date of 12/31/2016. Following on, the values were defined, considering the average of the prices for Services A and B, demonstrated in the table below:

ECONOMIC VALUE OF CERON - MEAN OF SERVICES A AND B

Service A	R$	(1,636,209,285.18)
Service B	R$	(1,896,147,868.89)
Mean of Services A and B	R$	(1,766,178,577.04)

     The definition of the economic value of Ceron followed the definitions and instructions of Decree no. 2.594/98, Article 30, Paragraph 3, taking into account several aspects relevant to a valuation:

a)	Improvement of the operational efficiency level of the company, equal to or even higher than the efficiency levels of the market; and
b)	Evaluations of relevant due diligence for asset valuation (Legal Due Diligence, Accounting-Equity Due Diligence, Technical-Operational Due Diligence, Actuarial Due Diligence, Human Resources Due Diligence, and Environmental Evaluation Report).

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Product 11 –Privatization Modeling Proposal

     The detailing of the relevant information of these reports for the modeling are described in Section I - Privatization context.

10.2.2 Balance update adjustment

     As mentioned in Item 7.3.1 – Adjustment to comprise updated balance sheet until June 2017, the entries of the balance of Ceron were updated to reduce the difference of values between the base date of the valuation (December 2016) and the last available publication of results (June 2017).

     The balances of the adjusted values are listed below, by entry, and consolidated in a table, including the positive or negative effect they have to the adjustment value:

ASSETS (IN R$ 000) - CERON	Dec/16	Jun/17 Adjustment
Current
Cash and cash equivalents	18,706	37,526	18,820
Securities	2,039	52,580	50,541
Clients	248,349	230,278	(18,071)
Taxes to be recovered	27,665	33,364	5,699
Reimbursement rights	253,308	256,224	2,916
Warehouse	16,864	16,211	(653)
Services in progress	10,621	14,316	3,695
Regulatory asset	-	-	-
Sureties and judicial deposits	-	-	-
Financial asset	54,523	40,371	(14,152)
Assets destined to disposal	-	-	-
CDE repayment	-	-	-
Others	22,210	38,331	16,121
Non-current
Clients	16,829	16,677	(152)
Taxes to be recovered	6,534	5,850	(684)
Taxes to social contributions	-	-	-
Sureties and related deposits	127,064	135,089	8,025
Reimbursement rights	3,488,797	3,591,069	102,272
Regulatory asset	-	-	-
Others	2,447	2,447	-
Investments	1,806	1,806	-
Total asset adjustment			174,377

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Product 11 –Privatization Modeling Proposal

LIABILITIES (IN R$ 000) - CERON	Dec/16	Jun/17	Adjustment
Current
Loans and Financing	23,324	147,518	124,194
Lease	-	-	-
Debt charges	6	44	38
Suppliers	1,456,393	1,766,511	310,118
Taxes payable	69,418	63,609	(5,809)
Social and labor obligations	17,167	25,786	8,619
Reimbursement obligations	125,083	13,203	(111,880)
Accounts payable to related parties	-	-	-
Estimated obligations	-	-	-
Sectorial charges	21,459	13,686	(7,773)
Post-employment benefits	6,316	4,620	(1,696)
Regulatory liabilities	-	-	-
Research and development	-	-	-
Financial liabilities	74,898	62,255	(12,643)
Others	46,199	39,880	(6,319)
Non-current
Loans and Financing	940,637	1,031,665	91,028
Lease	-	-	-
Suppliers	3,421,566	3,584,226	162,660
Taxes payable	4,260	15,752	11,492
Reimbursement obligations	152,339	151,353	(986)
Accounts payable to related parties	-	-	-
Provision for unsecured liability in controlled	-	-	-
Post-employment benefits	-	-	-
Regulatory liability	-	-	-
Sector charges	-	-	-
Advance for future capital increase	-	-	n/a
Research and development	-	-	-
Others	47,439	55,548	8,109
Total liabilities adjustment			569,152

CONSOLIDATED VALUE OF ADJUSTMENTS (IN R$ 000) - CERON
(+/-) Asset Adjustment			174,377
(+/-) Liabilities Adjustment			(569,152)
(+) RGR PPST Reincorporation			294,625
(-) Reclassification of AFACs as Debt			-
(-) Tax Adjustments (Tax Loss and Negative Base)			(6,144)
Consolidated value of adjustments			(106,294)

     The consolidated value of the balances of the entries for the respective period was used as the adjustment value:

CERON VALUATION ADJUSTMENTS
Mean of Services A and B	R$	(1,766,178,577.04)
Consolidated adjustments	R$	(106,293,886.39)
Adjusted Equity Value	R$	(1,872,472,463.42)

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Product 11 –Privatization Modeling Proposal

10.2.3 Regulatory parameters relaxation adjustment

     As described in Item 7.3.4 – Adjustment of the relaxation of regulatory parameters, in case the ‘Adjusted Equity Value’ is greater than zero, the relaxation of the regulatory parameters must be reduced to result an equity value equal to zero. In the case of ‘Adjusted Equity Value’ smaller than zero, there will be no reductions to the relaxation of the rate parameters and no adjustment will be made to the equity value.

CERON TARIFF RELAXATION ADJUSTMENTS
Adjusted Equity Value	R$	(1,872,472,463.42)
Reduction adjustment of tariff relaxation	R$	-
Final Equity Value	R$	(1,872,472,463.42)
Reduction percentage of tariff relaxation		- %

10.3 Sale vs. Liquidation Evaluation and consequent “pure” concession granting

     One of the relevant alternatives that Eletrobras shareholders have is to evaluate the economic feasibility in selling Ceron associated with the grant of the concession.

     In case the state-owned company is willing to sell the company associated with the concession, the respective auction shall be held. Otherwise, or if the proposed adjustments are not accepted and/or made by Eletrobras, the auction shall only be held for the sale of the concession.

     Thus, a comparative analysis between the sale price of the distributor associated with the concession and the eventual liquidation price of the company was developed. Thus, it is possible to assess if the sale would be more attractive to the state-owned entity.

     Since the sale price considers adjustments to the equity value, the adjustments were also considered in the estimate of the liquidation value. However, exception was made to Tax Adjustments and Negative Base, since these had no impact to the liquidation value, and to AFACs, since they could be paid if the distributor is not sold.

     As shown below, in the case of Ceron, the best economic option is to sell the company, considering the value of assets and of the concession. The balance between selling and liquidating is favorable for the first option, according to the table below:

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Product 11 –Privatization Modeling Proposal

COMPARISON BETWEEN CERON SALE AND LIQUIDATION		
Final Equity Value	R$	(1,872,472,463.42)
Liquidation Value (Pre-Adjustments)	R$	(2,298,110,140.19)
+ Indemnity	R$	618,244,312.33
(-) Net Debt	R$	(2,621,498,793.15)
(-) Contingencies	R$	(500,505,526.86)
(+/-) Payments/Receipts	R$	205,649,867.49
Liquidation Value (Post-Adjustments)	R$	(2,398,260,429.38)
=Liquidation Value (Pre-Adjustments)	R$	(2,298,110,140.19)
(+/-) Balance Adjustments	R$	(394,775,000.00)
(+) RGR PPST Reincorporation	R$	294,624,710.81
Final Equity Value (-) Liquidation Value (Post-Adjustments)	R$	525,787,965.96

10.4 Potentially convertible liabilities

In the case of Ceron, Eletrobras has the credits necessary to convert the debts set forth in "Stage 1" of the modeling, as shown below:

Ceron liabilities composition In R$ MM (Dec/16)

~R$1,406.3MM in remaining debts with Eletrobras
Stage 1: R$ 1,92 MM
79
231
237
2.372
5.289
277
319
120
199
5885
World Bank
RGR[1]
Ordinary Resources
Related Parties
Petrobras
Subtotal
CCC[2]
Suppliers and Other Liabilities[3]
Total
Eletrobras[4]
Working Capital
Gross Indebtedness[5]

Note: does not consider legal restrictions of litigious values
1) *According to Eletrobras, R$ 143.8 MM refer to RGR PPST*
2) *It refers to the gross value to liabilities relating to CCC. However, the distributor also holds CCC credits (present on current and non-current assets) on the value of ~R$ 3.7 Bi*
3) *Includes taxes and social contributions, regulatory liabilities and sectorial charges, among others*
4) *There is no AFAC pending incorporation*
5) *Aside from loans and financings, the due diligence considers expired values from suppliers as debts*
Source: Ceron (staff and financial statement) Consórcio Mais Energia B

10.5 Eletrobras capitalization value – "Stage 1"

In order to adjust the capital structure of Ceron, the total debt value to be converted by Eletrobras in exchange for shares of the distributor in "Stage 1" is presented in the table below:

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Product 11 –Privatization Modeling Proposal

CONVERSION AND ASSUMPTION OF CERON’S DEBTS

Final Equity Value	R$	(1,872,472,463.42)

Stage 1 - Eletrobras Capitalization	R$	1,872,522,463.42
Debt conversion	R$	1,872,522,463.42
Debt assumption	R$	-
Adjusted Equity Value – Post Stage 1	R$	50,000.00

Price per share for Eletrobras underwriting	R$	1.09339733
Total shares subscribed by Eletrobras		1,712,572,741

     The number of new shares subscribed by Eletrobras from these operations is defined pursuant to the price of issuance of the shares.

     This is the stage in which the privatization of Ceron occurs in technical terms. After the adjustment of capital, 10% of the shares shall be offered to Active and Retired Employees, 90% of the shares less one shall be sold to the potential investor, and one share must remain as property of Eletrobras. The possession of this one share is necessary in case Eletrobras wishes to increase its corporate interest.

     The capitalization values presented consider that the negotiations of the issues related to the CC are duly settled. As indicated in Item 3 – Relevant aspect for the Privatization Procedure, due to the relevance of the CCC value, the solution related to this topic is a critical factor for the success of the auction.

10.6 Shares offering to active and retired employees

     As mentioned, the Brazilian legislation requires that, in a federal privatization, part of the shares directly or indirectly owned by the Government should be sold to the active and retired employees in differentiated conditions.

     Thus, the shares of the distributor held by Eletrobras shall be offered to its active and retired employees, according to the conditions below:

OFFERING TO ACTIVE AND RETIRED EMPLOYEES FROM CERON

Conditions of differentiated offer
Base value of sale share	R$	0.00001710
Discount over the disposal value for the Investor		10.01%
Share value for differentiated offer	R$	0.00001538

Shares to be offered
Amount of Eletrobras shares		2,924,729,394
Percentage of Eletrobras shares offered		10.00001404%
Total amount offered		292,473,350
Ordinary		292,473,350
Preferential		0
Total valued of shares offered	R$	5,000.01
Value of shares offered with discount	R$	4,499.59
Value of compensation payable by the Investor	R$	500.42

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	Product 11 –Privatization Modeling Proposal

Lots of the Shares offering to active and retired employees
Value of the lot of shares with discount	R$	0.01000000
Total quantity of lots in the Offer to Active and Retired Employees		449,959
Amount of shares in the lot		650
Amount of Ordinary shares in the lot		650
Amount of Preferential shares in the lot		0

Re-purchasing process[1] by the investor
Lock-up period		No lock-up
Re-purchasing deadline		03 Years
Base value per share for re-purchasing purposes	R$	0.00001710
Base value limit of shares to be re-purchased	R$	100,000.00
Increase on base value of shares		10%
Share value with increase	R$	0.00001881
Correction Index		SELIC
Re-purchasing price per share	R$ 0.00001881 + SELIC

1) In the defined modeling, the repurchase conditions by the investor of the offered shares are exclusive rights of the active and retired employees acquiring them, or by individuals that may acquire them by succession (due to death of the original purchaser). In the case of sale of the shares to third parties, the repurchase benefits will be cancelled.

     The investor shall offset Eletrobras for the offer of shares with differentiated conditions to employees (according to Decree 2.594/98), in addition to complying with the obligations included in this report, as indicated in Item 10.9 - Investors Obligations.

     Shares eventually not purchased by the active and retired employees must be acquired by the investor at the end of the sale of these shares, at the price including the proposed discount. The acquisition of the remaining shares at the discount price shall occur so that the investor is not encumbered, twice, for the financial offset made to Eletrobras in relation to the sale of the shares to the active and retired employees, since the offset to Eletrobras will be made.

10.7 Investor capitalization – “Stage 2”

     In the proposed sales model, for the purposes of liquidation of the auction, the investor willing to purchase Ceron shall make a contribution of capital with the underwriting of new shares at the company. Such capital shall be paid in national currency.

CAPITALIZATION OF INVESTOR ON CERON
Adjusted Equity Value – Post Stage 1	R$	50,000.00
Value to be paid by the Investor	R$	241,099,855.91
Adjusted Equity Value – Post Stage 2	R$	241,149,855.91
Amount of share to subscribe to the Investor		14,103,036,709,553
Price per share subscribed	R$	0.00001710

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Product 11 –Privatization Modeling Proposal

10.8 Ceron’s final corporate structure

     At the end of the privatization procedure, Ceron shall present the corporate structure described below, considering the full adhesion of the active and retired employees to the offer of shares:

CERON’S FINAL CORPORATE STRUCTURE
Total shares			15,672,967,962,122
Capital stock		R$	3,465,780,082.76
Nominal value of shares		R$		0.00022113

Interest	Ordinary shares	Preferential shares	Total Shares	(%)
Investor	14,105,668,965,596	0	14,105,668,965,596	90.0000%
Eletrobras	1	0	1	0.0000%
Active and Retired
Employees	1,567,298,996,525	0	1,567,298,996,525	10.0000%
Other Minorities	0	0	0%

Shares per Class			Total Shares	(%)
Ordinary			15,672,967,962,122	100.0000%
Preferential			0%

Note: assumes the total follow-up by Active and Retired Employees of the capitalization made by the investor. The final corporate structure, however, shall vary in accordance with the degree of adhesion to the offer by the Active and Retired Employees and to the follow-up rate of the capitalization.

     The final corporate structure will vary depending on the rate of adhesion of the active and retired employees of Ceron to the offer of shares.

     Shares eventually not acquired by the active and retired employees will be purchased from Eletrobras by the investor. The final participation of Eletrobras, however, shall not be changed.

     In case Eletrobras chooses not to increase its corporate interest, the remaining share held by it shall be sold at its base price to the investor within six (6) months from the date of the auction.

10.9 Investors Obligations

     The purchase Ceron, the interested investor must undertake to the following obligations established in the sale proposal:

10.9.1	Financial obligations
i.	Underwriting and payment of capital at the company
ii.	Pay Eletrobras the offsetting amount related to the differentiated conditions of the Shares offering to active and retired employees of Ceron
iii.	Purchase from Eletrobras the remaining shares of the offer made to the active and retired employees
iv.	Fulfill the requests related to the offer of shares to the active and retired employees in accordance with the differentiated conditions established
The values of the financial obligations are defined below:

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	Product 11 –Privatization Modeling Proposal

INVESTOR OPERATIONS ON CERON

Total paid during disposal of Ceron control	R$	45,500.41
Total value from sale of shares	R$	45,499.99
Amount of sale shares		2,632,256,043
Price per share	R$	0.00001710
Value compensation to Eletrobras for the offer to active and retired employees	R$	500.42

Capitalization - Stage 2
Amount of subscribed shares		14,103,036,709,553
Price per subscribed share	R$	0.00001710
Value to be paid by the Investor	R$	241,099,855.91

Other Obligations
Re-purchase of remainder from the offer to active and retired employees
Re-purchasing price	R$	0.00001538
Re-purchasing amount		Totality of remainder
Maximum value to be re-purchased	R$	4,499.59
Re-purchase of shares from active and retired employees
Re-purchasing deadline		03 Years
Base value per share for re-purchasing purposes	R$	0.00001710
Base value limit of shares to be re-purchased	R$	100,000.00
Increase on base value of shares		10%
Share value with increase	R$	0.00001881
Correction Index		SELIC
Re-purchasing price per share		R$ 0.00001881 + SELIC

10.9.2	Obligations defined in the Purchase Agreement
Certain additional obligations are recommended, namely:
i. Comply with the corporate clauses related to active and retired employees, according to the model proposed below:

Contractual obligations proposals

Private Pension Health Insurance Re-qualification of dismissed personnel	Maintain current conditions for two years Maintain current conditions for two years Structure re-qualification program compatible with the best market practices

ii.	Comply with the governance clauses related to the shareholders agreement with Eletrobras, according to the model proposed below:

Proposed Deal Model
Participation Option	Option for Eletrobras to increase participation on the distributor up to
30%
Conditions for capital increase.	Follow or increase participation via debt conversion
Purchase preference	Mutual for investor and Eletrobras
Tag Along	100%
Deal validity	Independent from controller succession

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Product 11 –Privatization Modeling Proposal

11. Ceron’s privatization schedule

     A proposal of schedule1 presenting the key stages of the privatization procedure was developed for the privatization of Ceron. The objective is to offer an overview of the procedure, complemented by a detailed schedule in terms of specific reports and legal drafts.

     The schedule considers the legal requirements of term and the time necessary to make the corporate and financial adjustments, as well as the observance of contractual and corporate aspects. We have observed that this schedule is preliminary and may be subject to changes and adjustments to meet the requirements of the privatization procedure.

Activity

Publication of Resolution CPPI Data Room Opening

Shareholder’s Meeting of Eletrobras Shareholder’s Meeting of Distributor Conduction of Public Hearing

Publication of the Public Notice to Privatization Auction Auction homologation

Shareholder’s Meetings of the Distributor

Liquidation of the auction and execution of the agreement

Shareholder’s Meeting of the Distributor

Term D + 0 D + 9 days D + 50 days D + 63 days D + 70 days[1] D + 92 days D + 145 days[2] D + 168 days[2] D + 177 days D + 177 days D + 207 days[3]

Note: Depending on the effective date of the CPI resolution and the internal deadlines for the corporate procedures of Eletrobras (at times considered in business days), the estimated terms may be changed 1) According to Article 39 of Law 8.666/93, 15 business days before the publication of the Public Notice will be necessary. Considering that six public hearings shall occur, two weeks have been estimated. Thus, in case more days are necessary to hold these public hearings, the schedule will be changed 2) Suggestive term, since such terms are stipulated by the Public Notice 3) Suggestive term, however not smaller than 30 days from the date of the last Shareholder’s Meeting of the Distributor

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Section III - Auction Model Proposal

12. Model and Procedure of Auctions

Each distributor will be auctioned individually, and the auctions will be held in sequence. The auctions will be held in two stages, the first being of offers in sealed envelope, and the second, which counts only of the classified bidders, of live bidding. Participants will make their offers following an ascending value rate, with the winner of the auction having the bid with the highest rate.

Each one of the first two auctions will include the offer of the right to participate in further stages of subsequent auctions, as defined below. From the 2nd to the 5th auction, investors who had won at least one preceding auction may remove their auction envelopes before they are opened.

The description of the proposed auction model is presented in the chapters below and detailed in the Public Notice to Privatization and Manual of Procedures of the Auction.

12.1 Proposed model

The proposed model for the conduction of the models is the mixed model, divided into two stages, the first being classificatory to the second, as illustrated below.

Rules and Procedures
1st Stage - Sealed Envelope
Participants deliver envelopes:
• Envelopes contain:
– Offer; or
– Non-interest manifestation
• Offers are made on the Index (minimum 0) applicable to all relaxes values
– PMSO
– Non-technical Losses
– RGR
Classification
Happens if there is more than one offerer
• Classify:
– Best offer
– Offers within classification interval
– Holders of the Right to Participate (who use it)
2nd Stage – Live Auction
Increasing auction for the higher Index value
• From 0 to 100, the Index applies to the Discount on Tax Relaxation
• From 100, the Index applies to grant value, with the additional being multiplied by a reference level
• Value and time increase between offers defined by the auction director

The first stage will occur by means of bids in sealed envelope, with the values being used for the classification of the second stage. In case there is more than one bidder classified to the second stage, the bids shall be placed live until the winner with the highest bid is defined,

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according to the classification criteria defined and presented in Item 12.7 - Auction´s 2nd stage ranking criteria.

12.2 Sequence

The sale sequence of distributors shall follow a crescent order of attractiveness of companies as evaluated by the market sounding surveys with potential investors. Thus, the order of the auctions will be according to the figure below.

Considering the current status of promptness of the companies, the auction of Amazonas, specifically, shall be held in a second occasion due to the term necessary for its deverticalization.

Auctions sequencing

Distributor
1st Round
1st Auction
Eletroacre
+
Right1
2nd Auction
Boa Vista
+
Right 1
3rd Auction
Ceron
4th Auction
Ceal
5th Auction
Cepisa
2nd Round
6th Auction
Amazonas

1) The right to participate (detailed below).

12.3 The right to participate

With the purpose of increasing the sales attractiveness of distributors with a smaller degree of interest by investors pursuant to the market sounding, the right to participate will be offered to each one of the first two companies (1st and 2nd auctions).

This right provides its holder the option of being automatically classified for the live stage of an auction, with the minimum requirement of making a valid bid during the first stage in sealed envelope.

Each acquired right may be exercised only once, in the 3rd, 4th, or 5th auction. There is no restriction on the maximum or minimum quantity of participants classified to the second stage, even if using the right to participate in a given auction, as illustrated below.

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Product 11 –Privatization Modeling Proposal

Sequence of Auctions
Right to Participate
Use in auction
Sequence
1st Auction
Eletroacre
2nd Auction
Boa Vista
3rd Auction
Ceron
4th Auction
Ceal
5th Auction
Cepisa
Acquisition of the Right to Participate
Acquisition of the Right to Participate
Use of Right
OR
Use of Right
OR
Use of Right
Use of Right
OR
Use of Right
OR
Use of Right

12.4 The right to withdraw bids

In order to stimulate a higher number of bids, investors winners of any auction should be vested with the right to withdraw their bids from auctions following those they have won. That is, in case an investor wins the 1st auction, it may withdraw its bids from the 2nd to 5th auctions, in case it wins the 3rd auction, it may withdraw the bids from the 4th and 5th, and so successively.

In case the investor is interested in withdrawing its bid from the auction, it shall inform the interest of cancelling the bid after the start of the auction, but before envelopes are opened.

Thus, such procedure allows investors to make less conservative bids in each auction of their interest, without the risk of acquiring more distributors than they may operate.

12.5 Bid procedures and values

The bidding model of the auction was conceived with Technical Notes 351/2017 and 149/2017 of ANEEL, the latter under Public Hearing 032/2017, Technical Note 247/2017 of the Ministry of Mines and Energy ("MME"), Law no. 13.299/2016, and the Draft of the Decree that regulates the bidding of concession of distribution associated with the transfer of control of legal entity provider of public service of electric power.

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Product 11 –Privatization Modeling Proposal

     As established in the regulation above, the regulatory aspects mentioned below have been made flexible for the area of concession of the distributor:

RELAXED PARAMETERS

- Non-Technical Losses
- PMSO
- RGR PPST

     As a form of allowing the reduction of the power rate charged against the consumer, the relaxed parameters shall be used as auction variables. They will be reduced by the bids of investors participating in the auction up to the limit of the relaxations performed by the regulator.

     Once the relaxed parameters have a limit, the regulation also established the possibility of offer of values of grant by investors, with their resources being destined to the Government. The grant offer is subsequent to the reduction of the relaxed parameters and has no capped value. Thus, there are no procedural limits for the bids placed by the participants of the auction.

     To reduce the operating complexity of an auction with several parameters, the proposal is to establish a single variable for the investor offers. This variable is a reference Index, exclusive and of crescent value, the ‘Combined Discount Index in the Regulatory Flexibility and Grant’ –referred to as Index.

     In order to meet the regulatory requirements, the Index value will begin with 0.00 (zero) percentage point (p.p.) and shall not have capped value, with up to two decimal points for bids. The Index will also have two combined intervals, the first representing how investors are willing to reduce the tax relaxed, and the second representing how much they are willing the offer as grant value.

The intermediary values of the Index are described below:

Values from zero (0.00) to one hundred (100.00):
o	The offers in this interval will be related to the discount percentage in the relaxed regulatory parameters offered by the investor, with the percentage being applied linearly to all relaxed parameters in the area of concession of the distributor;
o	The values will be used to define the final regulatory parameters of the area of concession of the distributor, according to the Draft of Electric Power Distribution Concession Agreement resulting from Public Hearing 94/2016 of ANEEL and Public Inquiry 037/2017 of the Ministry of Mines and Energy - MME.
Values above one hundred point zero one (100.01):

o The bids in this interval consider only the values additionally to the initial one hundred (100.00) p.p. and refer to the value of offered grant, with the payment being made to the Government;

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Product 11 –Privatization Modeling Proposal

o The value offered by the investor shall be multiplied by a pre-determined reference money value to each one (1.00) percentage point of the Index after 100.01;

For exemplification purposes, we indicate the following cases:

  Index equal to zero (0.00): The tariff is not reduced, nor the grant value. The agreement will be signed with the whole Regulatory Flexibility that served as the base of the auction;
  Index equal to one hundred (100.00): The investor completely waives to the relaxed, without offering grant value. The concession agreement shall be signed without adjustments resulting from the auction, to be applied over the relaxed factors (as per the Draft of Electric power Distribution Concession Agreement resulting from Public Hearings 94/2016 and 032/2017 of ANEEL);
  Index equal to one hundred and ten (110.00): The investor completely waives to the relaxed and offers as grant ten (10) times its reference value for each percentage point.
  The concession agreement will be signed without adjustments resulting from the auction, to be applied over the relaxed factors. The reference grant value of each percentage point (for instance, R$ 5 million) will be multiplies by 10, and the resulting grant value (in this case, R$ 50 million) will be destined to the Government.

     The Index will be valid both to the first stage (in closed envelope) and in the second stage (live bidding). After opening the envelopes, in case of bidders classified to the 2nd stage, the bids of investors for the highest Index value continue in live bidding until one of them is declared winner.

12.6 Auction Value base for ‘Combined Discount Index in the Regulatory Flexibility and Grant’

     The values of the first interval of the Index (from 0.00 to 100.00 p.p.) refer to the Regulatory Flexibility, in which the offered discount is applied linearly over the values of the relaxed parameters by the regulator.

     In this context, the values of the regulatory parameters used as variables of the auction should be fixed. Thus, investors will know the amount in which they bids will be placed and that will base the auction. This recommendation also aims at avoiding legal inquiries prior to or after the auction, which may compromise the privatization of the distributor.

     For such, the PMSO value and the RGR PPST to be used as auction variables should be fixed. These values will depend on the future definition of ANEEL to be used in the auction and will be informed upon the publication of the invitation to privatization. The additional RGR values eventually not part of the auction will be fully offset via tariff. The Non-Technical Loss amounts have already been pre-defined according to ANEEL Technical Note 149/2017.

     The table below shows the Consortium estimate for the base of values of the auction variables for the auction of the distributor:

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NOTE BASE ESTIMATE VALUES FOR AUCTION		CERON

l	Index (BID)	Auction Result

2	Contract: Sub clause on Tariff Coverage of RGR	Auction Result

3	Relaxation PMSO 2017	47,551,063
4	Regulatory PMSO 2017	281,710,917
5	Pre-Auction Discount	0.0%
6	2017 PMSO Relaxation Post Pre-Auction Discount	47,551,063
7	Contract: Item II Sub Clause 3 Clause 19 of the Contract	Auction Result

8	Regulatory PNT 2016	8.33%
9	PNT Relaxation	14.76%
10	Adjusted Relaxation	14.76%
11	Contract: Item III Sub Clause 3 Clause 19 of the Contract	Auction Result

EXPLANATORY NOTES
1	Value offered by the auction winner
2	Value to be defined on the Contract Clause that rules the tariff recognition of RGR
Relaxation base for Operational Costs of 2017 (estimated by the Consortium, according to item 43 of NT 149/2017) -
3	will be informed by Aneel for the Auction
4	Operational Costs considered on the Tariff Process of 2017 (estimated by the Consortium, according to item 43 of
NT 149/2017) - will be informed by Aneel for the Auction
5	Adjustment to zero Equity Value, as instructed on the Decree Minutes
6	Relaxation base for Operational Costs of 2017, adjusted by Pre-Auction Discount
7	Value to be defined on Item II, Sub-Clause 3, Clause 19 of the Contract
8	Non-Technical Losses considered by the Tariff Process of 2016 (NT 149/2017)
9	Relaxation base of Non-Technical Losses (NT 149/2017)
10	2017 PNT Relaxation adjusted by Post Pre-Auction Discount
11	Value to be defined on Item III, Sub-Clause 3, Clause 19 of the Contract

     The values of the second interval of the Index (above 100.01 p.p.) are related to the grant value. As explained, the Index value offered by the investor above 100.00 p.p. shall be multiplied by a reference value to each percentage point related to the grant. The reference value must be monetary, in Real, and defined in the Public Notice to the auction.

     The reference value should be based on parameters related to the context of the privatization of the distributor. Thus, the reference value will be established in a logical way and shall maintain a relationship with the other aspects of the auction.

     For that, two initial possibilities were identified for the definition of the monetary reference value of each percentage point offered as grant value:

i)	Value with magnitude order near the monetary value estimated to each percentage point of the first interval of the Index (part related to rate relaxed discount);
ii)	Percentage of the Enterprise Value of the distributor.

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     The preliminary values estimated by the Consortium to each one of the two presented possibilities are listed below, as a form of support for the definition of the reference value of each percentage point related to the grant:

REFERENCE VALUE ALTERNATIVES FOR EACH P.P. - GRANT FROM CERON

i) Value[1] estimated for each Index p.p.	R$ 5.0 Million
ii) Value[1] regarding Enterprise Value	R$ 3.2 Million
Enterprise Value	R$ 1,264.6 Million
Percentage Base of Enterprise Value	0.
1) Approximate value

12.7 Auction´s 2nd stage ranking criteria

     Bids placed in the 1st stage will be considered as classified to the 2nd stage of each auction, in the case· of: Being the bid with the highest Combined Discount Index in the Regulatory Flexibility· and Grant Being a bid in the interval of classification

     The interval of classification will be defined upon the publication of the Public Notice and is demonstrated as an example in the table below. The representativeness of the interval of classification was also considered in relation to the Enterprise Value of the distributors.

     The interval value suggested was secured in relation to its estimated absolute value and its representativeness in relation to the Enterprise Value of the distributor. Thus, an interval was proposed in which these two aspects could not be extremely high or low, stimulating competitiveness of investors in the auction.

     Bids will be considered in the interval of classification if their difference to the offer with the highest Index is smaller than or equal to the specific classification interval of the auction. Since there is no limit for the value offered by the Index, the interval of classification shall observe the best bid placed.

Interval of Classification
Auction	3rd
Company	Ceron
Interval of Classification	20.00

     For example, in case the highest bid is of an Index equal to 75.00 in the auction of the distributor, bids greater than or equal to 55.00 (75.00 less 20.00) will be considered as classified. Similarly to this auction, in case the best bid is equal to 110.00, offers greater than or equal to 90.00 will be classified. The Interval of Classification may also be changed until the final draft of the Public Notice is drawn up.

     The monetary values of each percentage point (p.p.) of discount in the Index related to discount in the regulatory flexibilization is not fixed, ranging in accordance with the estimate made. Similarly, the nominal values to the Interval of Classification will range.

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Product 11 –Privatization Modeling Proposal

     The estimate of the Consortium of the approximate average of the monetary values of each percentage point of variation and of the interval of classification is presented below. These are estimated values of reduction in the Enterprise Value of the company, which, on its turn, reflect the Equity Value (value to shareholder).

CLASSIFICATION INTERVAL FOR CERON AUCTION

Approximated value for one (1) p.p. variation	R$ 5.0 Million
Classification Interval	20 p.p.
Estimated value for Classification Interval	R$ 100.0 Million
Estimated percentage of Enterprise Value	7.9%

     The estimate of value for one percentage point of variation is made based on the economic-financial evaluation model of this Consortium. To every percentage point of discount conceded, the relaxation parameters are adjusted, with key reflections to reductions in the value of Installment A. It also includes the discount to be given in RGR PPST, considering the present value of the amount accumulated until June 2017.

     It should be noted that this estimate is based on the average of values found by the Consortium for progressive reductions to the Index in relation to discount in the regulatory flexibilization, since the curve of values is not linear. That is, different values will be obtained to different discount levels to the Index.

     The investor, on its turn, shall make its own estimate, according to the modeling of valuation of the distributor, so that it may guide its bid in the auction.

12.8 Auction procedures

     Prior to the public auction sessions, interested parties must hand the qualification documentation in conjunction with the economic bids, in sealed envelope.

     For an investor to have its bid considered valid in one of the auctions, such investor shall deliver envelopes to all auctions of each round, even if without bid or with the indication of non-interest. For instance, even though the investor is exclusively interested in the company of the 4th auction, it shall hand envelopes to all other auctions of the round.

     This procedure aims at mitigating eventual asymmetries of information from investors in relation to which or how many investors are bidding to each company.

     The 3rd, 4th, and 5th auctions will allow bidders to exercise their right to participate in the 2nd stage, if so desired, as demonstrated in the figure below. The right to participate must be delivered duly filled and signed. The validity of the right is conditioned to the prior delivery of a valid economic bid to the auction in screen.

     The chart below illustrates the sequence of deliveries of bids and the right to participate in the auctions.

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Product 11 –Privatization Modeling Proposal

Schedule and process of envelope delivery
Pre-Auction
Delivery:
• Qualifications
• Envelopes with offers for all auctions
1st Round
1st Auction
Opening of envelopes
Live Auction
2nd Auction
Removal of offers1
Opening of envelopes
Live Auction
3rd Auction
Removal of offers1
Opening of envelopes
Delivery of rights2
Live Auction
4th Auction
Removal of offers1
Opening of envelopes
Delivery of rights2
Live Auction
5th Auction
Removal of offers1
Opening of envelopes
Delivery of rights2
Live Auction
2nd Round
6th Auction
Opening of envelopes
Live Auction

1) To investors who have won at least one of the preceding auctions
2) The right to participate

The statement of interest of withdrawal of bids must occur at the beginning of each auction, before the envelopes are opened, in order to keep the confidentiality of the removed envelopes. The delivery of the right to participate shall occur after opening the envelopes of the respective auction, so that the investor exercises such right only if deemed necessary.

The procedural details are described in the Public Notice to Privatization and in the Manual of Procedures of the Auction.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.